As
filed with the Securities and Exchange Commission on July
24
, 2023
Registration
No. 333-269705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549

Amendment No. 4
to
FORM
S-4
REGISTRATION
STATEMENT
UNDER
THE SECURITIES ACT OF
1933

FIRST LIGHT ACQUISITION GROUP, INC.
(Exact name of registrant as specified in its
charter
)

Delaware	6770	86-2967193
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
11110 Sunset Hills Road #2278
Reston, VA 20190
(202) 503-9255
(Address, including zip code, and telephone number, including area code, of registrant’s
principal executive offices)

Thomas Vecchiolla
Chief Executive Officer
11110 Sunset Hills Road #2278
Reston, VA 20190
(202)
503-9255
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Raymond O. Gietz, Esq. Alexander D. Lynch, Esq. Corey R. Chivers, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000 Fax: (212) 310-8007	Allan Camaisa, Chairman and CEO Wendy Pizarro, Esq., Chief Legal Officer Calidi Biotherapeutics, Inc. 4475 Executive Drive, Suite 200, San Diego, California, 92121 (858) 794-9600	Scott E. Bartel, Esq. Lewis Brisbois Bisgaard & Smith 633 West 5th Street, Suite 4000 Los Angeles, California 90071 (213) 358-6174

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an N in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION, DATED JULY 24, 2023

FIRST LIGHT ACQUISITION GROUP, INC.

11110 Sunset Hills Road #2278

Reston, VA 20190

Dear First Light Acquisition Group, Inc. Stockholders,

On behalf of the board of directors (the “FLAG Board”) of First Light Acquisition Group, Inc., a Delaware corporation (“FLAG,” “we” or “our”), we cordially invite you to a special meeting (the “special meeting”) of stockholders (“FLAG Stockholders”), to be held via live webcast at [●] a.m. Eastern Time, on [●], 2023. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

On January 9, 2023, FLAG entered into an Agreement and Plan of Merger (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”) with Calidi Biotherapeutics, Inc., a Nevada Corporation (“Calidi”), FLAG Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of FLAG (“Merger Sub”), First Light Acquisition Group, LLC, in the capacity as representative for the stockholders of FLAG (the “Sponsor” or the “Purchaser Representative”) and Allan Camaisa, in the capacity as representative of the stockholders of Calidi (“Seller Representative”). Among other things, the Merger Agreement provides for the merger of Merger Sub with and into Calidi, with Calidi surviving such merger as a wholly-owned subsidiary of FLAG (the “Merger,” and the transactions contemplated by the Merger Agreement, the “Business Combination”). Following the consummation of the Business Combination, FLAG will change its name to Calidi Biotherapeutics, Inc. We refer to the new public entity following the consummation of the Business Combination as “New Calidi.” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Subject to the terms of the Merger Agreement, upon consummation of the Merger, and after giving effect to the conversion of all shares of preferred stock, par value $0.0001 per share, of Calidi (“Calidi Preferred Stock”) and other derivative securities into shares of common stock, par value $0.0001 per share, of Calidi (“Calidi Common Stock”), all shares of Calidi Common Stock outstanding as of the time of the Merger will be converted into (a) the right to receive shares of New Calidi Common Stock, par value $0.0001 per share (“New Calidi Common Stock”) and (b) the contingent right to receive certain escalation shares. The aggregate consideration to be paid to Calidi equityholders (excluding for this purpose options to purchase Calidi Common Stock) will be based on an equity value for Calidi of $250,000,000, subject to adjustment dependent upon (a) the difference in Calidi’s “net debt” as of the effective time of the Merger from a target “net debt” amount (as described in greater detail in the accompanying proxy statement/prospectus) and (b) the achievement of certain pre-closing milestones (if any), as further described in the accompanying proxy statement/prospectus. The shares of New Calidi Common Stock to be issued as merger consideration will be valued at $10.00 per share. The parties anticipate an adjustment to the merger consideration of $25,000,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing to be effected by Calidi, as described in the accompanying proxy statement/prospectus. Assuming no further adjustments in the merger consideration, we would expect each share of Calidi Common Stock to be converted into 0.40 shares of New Calidi Common Stock in the Merger and that the Calidi Stockholders will own approximately 70% of the outstanding shares of New Calidi Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. The accompanying proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Calidi following the Business Combination. The estimated net cash per share of FLAG Common Stock that is being contributed by FLAG to New Calidi is less than the $10.00 per share ascribed to such shares in the Merger Agreement or the amount per share that holders of FLAG Class A Common Stock would be entitled to receive upon exercise of their redemption rights, as described in the accompanying proxy statement/prospectus.

During the five-year period following the consummation of the Business Combination (the “Escalation Period”), Calidi Stockholders may be entitled to receive up to 18,000,000 additional shares of New Calidi Common Stock (the “Escalation Shares”) with incremental releases of 4,500,000 shares upon achievement of each share price hurdle if the trading price of New Calidi Common Stock is $12.00, $14.00, $16.00 and $18.00 for a period of any 20 days within any 30-consecutive-day trading period. Holders of FLAG Class A Common Stock who do not redeem their shares will be entitled to their pro rata portion of up to an additional 2,000,000 shares of New Calidi Common Stock (the “Non-Redeeming Continuation Shares”) to be issued at Closing. To the extent that there are Non-Redeeming Continuation Shares that are not issued to the Non-Redeeming FLAG Stockholders (the “Unused Continuation Shares”), FLAG may designate for issuance at or prior to the Closing the Unused Continuation Shares as an incentive in connection with an equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or the post-Closing liquidity of FLAG and its subsidiaries. The Escalation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.

At the special meeting, FLAG Stockholders will be asked to consider and vote upon:

(1)

Proposal No. 1 — a proposal to approve the Business Combination described in the accompanying proxy statement/prospectus, including approving the transactions contemplated by the Merger Agreement and related agreements described in the accompanying proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2)

Proposal No. 2 — a proposal to approve and adopt the second amended and restated certificate of incorporation of FLAG, which will be the certificate of incorporation of New Calidi, in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Second Amended and Restated Certificate of Incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3)

Proposal No. 3 — a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Second Amended and Restated Certificate of Incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “Governance Proposal”;

(4)

Proposal No. 4 — a proposal to approve and adopt a new equity incentive plan, in the form attached to the accompanying proxy statement/prospectus as Annex G (the “Incentive Plan”), including the authorization of the initial share reserve thereunder — we refer to this proposal as the “Incentive Plan Proposal”;

(5)

Proposal No. 5 — a proposal to approve and adopt a new employee stock purchase plan, in the form attached to the accompanying proxy statement/prospectus as Annex H (the “2023 ESPP”), and the material terms thereof, including the authorization of the initial share reserve thereunder — we refer to this proposal as the “ESPP Proposal”;

(6)

Proposal No. 6 — to consider and vote upon a proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors — we refer to this proposal as the “New Board Proposal”;

(7)

Proposal No. 7—to consider and vote upon a proposal to approve, for purposes of complying with Section 712(b) and Section 713(b) of the NYSE American’s Company Guide, (a) the issuance of more than 20% of FLAG’s issued and outstanding shares of common stock in connection with the Business Combination, and (b) the issuance of more than 20% of FLAG’s issued and outstanding shares to a single holder (which may constitute a change in control under the NYSE American’s Company Guide) in connection with the Business Combination; and

(8)

Proposal No. 8 — a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of FLAG Common Stock at the close of business on [●], 2023 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the FLAG Board has determined that the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal, the NYSE American Proposal and the Adjournment Proposal are fair to and in the best interests of FLAG and FLAG Stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the New Board Proposal, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the FLAG Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FLAG Stockholders generally and that conflict with the interests of FLAG’s public stockholders. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus for additional information. The FLAG Board was aware of these interests, among other matters, in evaluating the Business Combination and in recommending to the FLAG Stockholders that they vote in favor of the proposals to be presented at the special meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Business Combination.

All FLAG Stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.

FLAG’s units, Class A common stock and warrants are currently listed on the NYSE American LLC (the “NYSE American”) under the symbols FLAGU, FLAG and FLAGW, respectively. Upon the Closing of the Business Combination, we expect that New Calidi Common Stock and warrants will begin trading on NYSE American under the symbols “CLDI” and “CLDIW,” respectively. As a result, FLAG’s publicly traded units will separate into the component securities upon consummation of the Business Combination and will no longer trade as a separate security.

Pursuant to FLAG’s amended and restated certificate of incorporation, as amended (the “Current Charter”), a holder of public shares may demand that FLAG redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that FLAG redeem their shares for cash no later than the second business day prior to the vote on the Business Combination Proposal by delivering their shares to FLAG’s transfer agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. If a holder of public shares properly demands redemption, FLAG will redeem each public share for a pro rata portion of the Trust Account holding the proceeds from FLAG’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination.

FLAG is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

FLAG will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which FLAG has total annual gross revenue of at least $1.235 billion, or (c) in which FLAG is deemed to be a large accelerated filer, which means the market value of FLAG Common Stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which FLAG has issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meeting of FLAG Stockholders. We encourage you to carefully read the entire accompanying document, including the Annexes attached to the accompanying proxy statement/prospectus. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 53.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The Business Combination described in the accompanying proxy statement/prospectus has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the merits or fairness of the Business Combination, or passed upon the accuracy or adequacy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Thomas Vecchiolla
Chief Executive Officer

[●], 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE FLAG REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FLAG’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF FLAG STOCKHOLDERS —

REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated [●], 2023 and is first being mailed to FLAG Stockholders on or about [●], 2023.

v

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by FLAG or Calidi. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of FLAG or Calidi since the date of the accompanying proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

FIRST LIGHT ACQUISITION GROUP, INC.

11110 Sunset Hills Road #2278

Reston, VA 20190

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2023

TO THE STOCKHOLDERS OF FIRST LIGHT ACQUISITION GROUP, INC.

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (“FLAG Stockholders”) of First Light Acquisition Group, Inc., a Delaware corporation (“FLAG,” “we” or “our”), will be held via live webcast at [●] a.m. Eastern Time, on [●], 2023. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

On behalf of FLAG’s board of directors (the “FLAG Board”), you are cordially invited to attend the special meeting, to conduct the following business items:

(1)

Proposal No. 1 — To consider and vote upon a proposal to approve the Business Combination described in the accompanying proxy statement/prospectus, including approving the transactions contemplated by the Merger Agreement and related agreements described in the accompanying proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2)

Proposal No. 2 — To consider and vote upon a proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of FLAG, which will be the certificate of incorporation of New Calidi, in the form attached to the accompanying proxy statement/prospectus as Annex B (the “Second Amended and Restated Certificate of Incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3)

Proposal No. 3 —  To consider and vote upon a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Second Amended and Restated Certificate of Incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements — we refer to this proposal as the “Governance Proposal”;

(4)

Proposal No. 4 — To consider and vote upon a proposal to approve and adopt the Calidi Biotherapeutics, Inc. 2023 Stock Incentive Plan, in the form attached to the accompanying proxy statement/prospectus as Annex G (the “Incentive Plan”)  — we refer to this proposal as the “Incentive Plan Proposal”;

(5)

Proposal No. 5 — To consider and vote upon a proposal to approve the Calidi Biotherapeutics, Inc. Employee Stock Purchase Plan, in the form attached to the accompanying proxy statement/prospectus as Annex H (the “2023 ESPP”)  — we refer to this proposal as the “ESPP Proposal”;

(6)

Proposal No. 6 — To consider and vote upon a proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors in office — we refer to this proposal as the “New Board Proposal”;

(7)

Proposal No. 7 — To consider and vote upon a proposal to approve, for purposes of complying with Section 712(b) and Section 713(b) of the NYSE American’s Company Guide, (a) the issuance of more than 20% of FLAG’s issued and outstanding shares of common stock in connection with the Business Combination (as described in the accompanying proxy statement/prospectus), and (b) the issuance of more than 20% of FLAG’s issued and outstanding shares to a single holder (which may constitute a change in control under the NYSE American’s Company Guide) in connection with the Business Combination  — we refer to this proposal as the “NYSE American Proposal”; and

i

(8)

Proposal No. 8 — To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of FLAG Common Stock at the close of business on [●], 2023 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the FLAG Board has determined that the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal, the NYSE American Proposal and the Adjournment Proposal are fair to and in the best interests of FLAG and FLAG Stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the New Board Proposal, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the FLAG Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FLAG Stockholders generally and that conflict with the interests of FLAG’s public stockholders. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The FLAG Board was aware of these interests, among other matters, in evaluating the Business Combination and in recommending to the FLAG Stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Business Combination.

Pursuant to FLAG’s Current Charter, a holder of public shares may demand that FLAG redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that FLAG redeem their shares for cash no later than the second business day prior to the vote on the Business Combination Proposal by delivering their shares to FLAG’s transfer agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. If a holder of public shares properly demands redemption, FLAG will redeem each public share for a pro rata portion of the Trust Account holding the proceeds from FLAG’s IPO, calculated as of two business days prior to the consummation of the Business Combination.

All FLAG Stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

ii

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Thomas Vecchiolla Chairman of the Board

[●], 2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE FLAG REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FLAG’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF FLAG STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

iii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by FLAG (File No. 333-                ) (the “Registration Statement”), constitutes a prospectus of FLAG under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of New Calidi Common Stock to be issued if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of FLAG Stockholders at which FLAG Stockholders will be asked to consider and vote upon proposals to approve the Business Combination, including approving the transactions contemplated in the Merger Agreement.

This proxy statement/prospectus incorporates important business and financial information about FLAG that is not included in or delivered with the document.

This information is available without charge to you upon written or oral request. To make this request, you should contact our proxy solicitor, Mackenzie Partners, Inc.at: (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, or by email at proxy@mackenziepartners.com

To obtain timely delivery of requested materials, you must request the information no later than five business days prior to the date of the special meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instruction in the section entitled “Where You Can Find Additional Information.”

iv

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited financial statements of Calidi;

“Adjournment Proposal” means the Proposal to be considered at the Meeting to adjourn the Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by the FLAG Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting;

“Amended and Restated Forward Purchase Agreement” means that certain Amended and Restated Forward Purchase Agreement with Franklin, whereby Franklin may purchase, in its sole discretion, 5,000,000 shares of FLAG Class A Common Stock plus 2,500,000 FLAG Forward Purchase Warrants, exercisable to purchase one share of FLAG Class A Common Stock at $11.50 per share, for an aggregate purchase price of $50,000,000, or $10.00 for one share of FLAG Class A Common Stock and one-half of one FLAG Forward Purchase Warrant, in a private placement to occur concurrently with the Closing, subject to certain conditions;

“anchor investors” means certain unaffiliated qualified institutional buyers or institutional accredited investors who have each entered into an Investment Agreement pursuant to which such anchor investors have purchased in the aggregate 1,452,654 founder shares from our Sponsor and Metric at approximately $0.004 per share;

“Ancillary Documents” means each agreement, instrument or document attached to the Merger Agreement or executed or delivered in connection with or pursuant to the Merger Agreement;

“Assumed Options” means the options to purchase shares of Common Stock to be issued to holders of Calidi Options at the Closing pursuant to the terms of the Merger Agreement;

“Business Combination” means the proposed business combination of FLAG with Calidi pursuant to the terms and conditions of the Merger Agreement;

“Business Combination Proposal” means the Proposal to be considered at the Meeting to approve the Business Combination;

“Calidi” or “Calidi Biotherapeutics” means Calidi Biotherapeutics, Inc., a Nevada corporation;

“Calidi Cash” means, as of the Reference Time for the calculation of Calidi Net Debt and as of January 4, 2023 for the calculation of the Net Debt Target, the aggregate cash and cash equivalents (other than Restricted Cash) of the Target Companies on hand or in bank accounts, including deposits in transit, and, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time. Subject to the following sentence, with respect to the Reference Time, Calidi Cash shall include the amount of gross proceeds of any Unassisted Permitted Calidi Equity Issuance. In the event that any portion of the gross proceeds from any Unassisted Permitted Calidi Equity Issuance is used to pay all or any portion of the liabilities set forth in Schedule 1.17 of the Calidi disclosure schedules, then the amount of gross proceeds from any Unassisted Permitted Calidi Equity Issuance that is included in the definition of Calidi Cash at the Reference Time shall be reduced by a like amount. For the avoidance of doubt, Calidi Cash shall not include the amount of any Pre-Closing Milestone Adjustment Amount;

“Calidi Common Stock” means the common stock, par value $0.0001 per share, of Calidi;

“Calidi Convertible Securities” means, collectively, the Calidi Options, the Calidi SAFEs, all convertible debt of Calidi issued and outstanding immediately prior to the Effective Time, and any other options, warrants or rights to subscribe for or purchase any capital stock of Calidi or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any capital stock of Calidi;

“Calidi Equity Plan” means, collectively, the Calidi 2016 Equity Incentive Plan, as amended from time to time, and the Calidi 2019 Equity Incentive Plan, as amended from time to time;

“Calidi Net Debt” means, as of the Effective Time, Calidi’s indebtedness (assuming all convertible indebtedness is converted into Calidi Common Stock immediately prior to the Effective Time), less Calidi Cash;

“Calidi Options” means options to purchase shares of Calidi Common Stock granted pursuant to the Calidi Equity Plan;

“Calidi Preferred Stock” means all series of the preferred stock, par value $0.0001 per share, of Calidi;

“Calidi Stock” means any shares of Calidi Common Stock and Calidi Preferred Stock;

“Calidi Stockholders” means all holders of Calidi Stock immediately prior to the Effective Time;

“Calidi SAFEs” means all simple agreements for future equity of Calidi issued and outstanding immediately prior to the Effective Time;

“Calidi Securities” means, collectively, the Calidi Stock, the Calidi Options and any other Calidi Convertible Securities;

“Calidi Security Holders” means all holders of Calidi Securities immediately prior to the Effective Time;

“Charter Proposal” means the Proposal to be considered at the Meeting to approve and adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B;

“Closing” means the closing of the Merger and all of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement;

“Closing Date” means the date on which the Business Combination is consummated;

“Common Stock” means the shares of common stock, par value $0.0001 per share, of New Calidi following the Merger, with the rights and preferences and subject to the terms and conditions set forth in the Proposed Charter;

“completion window” means the period following the completion of FLAG’s IPO at the end of which, if FLAG has not completed the Business Combination, it will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and certain conditions. The completion window currently ends on September 14, 2023;

“Conversion Ratio” means a number of shares of FLAG Common Stock equal to (i) the Per Share Price, divided by (ii) 10;

“Current Bylaws” means FLAG’s bylaws in effect as of the date of this proxy statement/prospectus;

“Current Charter” means FLAG’s amended and restated certificate of incorporation, as amended, in effect as of the date of this proxy statement/prospectus;

“DGCL” means the Delaware General Corporation Law, as amended;

“DTC” means The Depository Trust Company;

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system;

“Effective Time” means the date and time that the Merger becomes effective;

“ESPP” means the 2023 Employee Stock Purchase Plan of New Calidi, the form of which is attached as Annex H;

“ESPP Proposal” means the Proposal to be considered at the Meeting to approve the ESPP and the material terms thereof, including the authorization of the initial share reserve thereunder;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Exchange Agent” means Continental Stock Transfer & Trust Company, in its capacity as exchange agent pursuant to the Merger Agreement;

“FLAG” means First Light Acquisition Group, Inc., a Delaware corporation;

“FLAG Class A Common Stock” means, prior to consummation of the Business Combination, FLAG Class A Common Stock, par value $0.0001 per share and, following consummation of the Business Combination, the common stock, par value $0.0001 per share, of New Calidi;

“FLAG Class B Common Stock” means FLAG Class B Common Stock, par value $0.0001 per share;

“FLAG Common Stock” means FLAG Class A Common Stock and FLAG Class B Common Stock, collectively;

“FLAG Forward Purchase Warrants” means 2,500,000 FLAG Public Warrants to be issued to Franklin in a private placement, pursuant to the Amended and Restated Forward Purchase Agreement between FLAG and Franklin, if Franklin elects to purchase securities thereunder;

“FLAG Forward Purchase Securities” means, collectively, the FLAG Forward Purchase Shares and FLAG Forward Purchase Warrants;

“FLAG Forward Purchase Shares” means 5,000,000 shares of FLAG Class A Common Stock to be issued to Franklin in a private placement, pursuant to the Amended and Restated Forward Purchase Agreement between FLAG and Franklin, if Franklin elects to purchase securities thereunder;

“FLAG Private Placement Warrants” means the redeemable warrants of FLAG purchased by the Sponsor and Metric in a private placement simultaneously with the closing of the IPO;

“FLAG Public Warrants” means the redeemable warrants sold as part of the FLAG Units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

“FLAG Securities” means FLAG Class A Common Stock, FLAG Class B Common Stock, FLAG Private Placement Warrants, FLAG Public Warrants, FLAG Forward Purchase Warrants, FLAG Units and, upon the Closing, the Common Stock, collectively;

“FLAG Stockholders” means all holders of FLAG Common Stock;

“FLAG Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter) consisting of one (1) share of FLAG Class A Common Stock and one-half (1/2) of one (1) FLAG Public Warrant;

“FLAG Warrants” means the FLAG Private Placement Warrants, FLAG Public Warrants and FLAG Forward Purchase Warrants, collectively;

“Franklin” means Franklin Strategic Series — Franklin Small Cap Growth Fund, a Delaware statutory trust;

“founder shares” means shares of FLAG Class B Common Stock. The founder shares automatically convert into shares of FLAG Class A Common Stock upon the consummation of the Business Combination;

“Fully-Diluted Calidi Shares” means the total number of issued and outstanding shares of Calidi Common Stock outstanding immediately prior to the Effective Time after giving effect to the Calidi Convertible Securities Conversion or otherwise treating Calidi Convertible Securities (other than Calidi Options) on an as-converted to Calidi Common Stock basis, but excluding any Calidi Securities described in Section 1.9(b) of the Merger Agreement;

“GAAP” means accounting principles generally accepted in the United States of America;

“Governance Proposal” means the Proposal to be considered at the special meeting to vote upon, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with requirements of the SEC;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Incentive Plan” means the 2023 Stock Incentive Plan of New Calidi, the form of which is attached as Annex G;

“Incentive Plan Proposal” means the Proposal to be considered at the Meeting to approve and adopt the Incentive Plan, including the authorization of the initial share reserve thereunder;

“Insiders” are to, collectively, the directors and officers of FLAG, including Thomas A. Vecchiolla, Michael J. Alber, Michael Reuttgers, William J. Fallon, Jeanne Tisinger and William J. Weber (until December 21, 2022, the date of his resignation from his office and directorship with FLAG);

“Investment Agreement” means each of the investment agreements entered into between our Sponsor, Metric and the anchor investors pursuant to which such anchor investors have purchased in the aggregate 1,452,654 founder shares from our Sponsor and Metric at approximately $0.004 per share;

“IPO” means the initial public offering of FLAG Units by FLAG which closed on September 14, 2021;

“IPO Prospectus” means the final prospectus of FLAG, dated as of September 9, 2021, and filed with the SEC on September 14, 2021 (File No. 333-259038);

“IPO Underwriter” means Guggenheim Securities, LLC, in its capacity as the underwriter of the IPO;

“Letter Agreement” means, collectively, each agreement between FLAG and each of (i) the Sponsor, (ii) Metric and (iii) the Insiders, dated as of the IPO, pursuant to which each of the Sponsor, Metric and the Insiders has agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with the consummation of the Business Combination;

“Listing Condition” means the condition to Closing that the shares of New Calidi Common Stock to be issued as Merger Consideration shall have been approved for listing on the NYSE American;

“Meeting” or “special meeting” means the special meeting of stockholders of FLAG to be held via live webcast at [●] a.m. Eastern Time, on [●], 2023;

“Merger” means the merger of Merger Sub and Calidi, with Calidi surviving such merger as a wholly-owned subsidiary of FLAG;

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of January 9, 2023, by and among FLAG, Merger Sub, Purchaser Representative, Seller Representative and Calidi, as the same has been or may be amended, modified, supplemented or waived from time to time;

“Merger Consideration” means (i) Two Hundred Fifty Million U.S. Dollars ($250,000,000), (ii) plus or minus the Net Debt Adjustment, and subject to Section 1.17 of the Merger Agreement, and (iii) plus the Pre-Closing Milestone Adjustment Amount, if any;

“Metric” means Metric Finance Holdings I, LLC, a Delaware limited liability company and an affiliate of Guggenheim Securities, LLC;

“Minimum Cash Condition” means the condition to the Closing, that FLAG will have cash or cash equivalents, including funds remaining in the Trust Account after giving effect to the completion and payment of the Redemption, plus the proceeds of any Sponsor-Assisted Permitted Calidi Equity Issuance, following the payment of the unpaid expenses of FLAG and Calidi related to the Business Combination, equal to at least $15,000,000. The Minimum Cash Condition is calculated before giving effect to any other liabilities (except Business Combination expenses), including liabilities to be paid upon completion of the Business Combination;

“Net Debt” means, as of the reference time, (i) the aggregate amount of all indebtedness of Calidi and its subsidiaries assuming all indebtedness that is convertible into equity at the Closing has been converted, less (ii) Calidi Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles;

“Net Debt Adjustment” means the adjustment to the Merger Consideration dependent upon the difference in Calidi Net Debt as of the effective time of the Merger from the Net Debt Target;

“Net Debt Target” means (i) the aggregate amount of all indebtedness of the Target Companies assuming all indebtedness that is convertible into equity at the Closing has been converted, less (ii) Calidi Cash, in each case of clauses (i) and (ii), as of January 4, 2023, on a consolidated basis and as determined in accordance with the Accounting Principles;

“New Board Proposal” means the Proposal to be considered at the special meeting to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors;

“New Calidi” refers to FLAG immediately following the Merger, which will be renamed “Calidi Biotherapeutics, Inc.” upon the Closing;

“New Calidi Board” means the board of directors of New Calidi following the completion of the Business Combination;

“New Calidi Common Stock” means, following the consummation of the Business Combination, the common stock, par value $0.0001 per share, of New Calidi.

“NRS” means the Nevada Revised Statutes, as amended and in effect from time to time;

“NYSE American” means NYSE American LLC;

“NYSE American Proposal” means the Proposal to be considered at the Meeting to approve, for the purposes of complying with the applicable provisions of the NYSE American Company Guide, the issuance of shares of Common Stock and securities convertible into shares of Common Stock in the Business Combination;

“operating partners” means, collectively, William J. Weber, Michael J. Alber, Michael Papadales, Thomas A. Vecchiolla and Marybeth A. Wootton;

“Per Share Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Calidi Shares;

“Permitted Calidi Equity Issuance” means the amount of gross proceeds raised by Calidi from an offering of Calidi Common Stock (through SAFEs or otherwise) or Calidi’s convertible notes or preferred stock (convertible in either case into Calidi Common Stock upon the consummation of the Merger), or any combination thereof, on commercially reasonable prices and terms consistent with past practices in an aggregate amount up to $40,000,000 during the Interim Period;

“pro rata share” means with respect to each Calidi Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Calidi Common Stock beneficially owned by such Calidi Stockholder (after giving effect to the Calidi Convertible Securities Conversion) immediately prior to the Effective Time, divided by (ii) the total number of shares of Calidi Common Stock issued and outstanding (after giving effect to the Calidi Convertible Securities Conversion) immediately prior to the Effective Time;

“Proposed Bylaws” means the bylaws of New Calidi to take effect simultaneously with the Closing, in the form attached to this proxy statement/prospectus as Annex C, as further described in the “Proposal No. 2 — Charter Proposal” section of this proxy statement/prospectus;

“Proposed Charter” or “Second Amended and Restated Certificate of Incorporation” means the certificate of incorporation of New Calidi in the form attached to this proxy statement/prospectus as Annex B, proposed to be in effect at and following the Closing of the Business Combination, as further described in the “Proposal No. 2 — The Charter Proposal” section of this proxy statement/prospectus;

“Proposals” means, collectively, the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal, the NYSE American Proposal and the Adjournment Proposal;

“public shares” means shares of FLAG Class A Common Stock issued as part of FLAG Units in the IPO;

“public stockholders” means the holders of FLAG Class A Common Stock, including the Sponsor and FLAG’s officers and directors to the extent the Sponsor and FLAG’s officers or directors purchased or purchase FLAG Class A Common Stock, provided that each of their status as a “public stockholder” shall only exist with respect to such FLAG Class A Common Stock;

“Public Securities” means, collectively, all of the FLAG Class A Common Stock (excluding FLAG Class A Common Stock issued upon conversion of FLAG Class B Common Stock in accordance herewith), FLAG Public Warrants and FLAG Units together with all shares of FLAG Class A Common Stock issuable upon exchange, exercise and/or conversion of securities at consummation of the Business Combination;

“Purchaser Representative” means the Sponsor, in its capacity as the representative from and after the Closing of the stockholders of FLAG (other than the Calidi Security Holders) for the purposes set forth in the Merger Agreement;

“Record Date” means [●], 2023;

“Redemption” means a redemption of FLAG Class A Common Stock by public stockholders for the Redemption Price;

“Redemption Price” means an amount equal to the price at which public stockholders may redeem or convert their shares of FLAG Class A Common Stock for cash in connection with the Business Combination pursuant to the Redemption;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;

“Securities Act” means the Securities Act of 1933, as amended;

“Seller Representative” means Allan Camaisa, in his capacity as the representative from and after the Closing of the Calidi Security Holders for the purposes set forth in the Merger Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Series B Financing” means the equity financing contemplated by the Securities Purchase Agreements between Calidi Biotherapeutics, Inc., and Jackson Investment Group, LLC and Calidi Cure, LLC, dated June 16, 2023, to secure commitments for the purchase of Series B Convertible Preferred Stock of Calidi.

“Significant Calidi Holder” means Allan Camaisa and Scott Leftwich;

“Sponsor” means First Light Acquisition Group, LLC, a Delaware series limited liability company;

“Sponsor Agreement” means the Sponsor Agreement, dated as of January 9, 2023, by and among FLAG, Calidi, the Sponsor, Metric and the Insiders party thereto;

“Sponsor Incentive Securities” means twenty five percent (25%) of the shares of FLAG Class B Common Stock and one hundred percent (100%) of FLAG Private Placement Warrants held by the Sponsor and Metric.

“Sponsor-Assisted Permitted Calidi Equity Issuance” means a Permitted Calidi Equity Issuance, which involves the transfer by Sponsor or Metric of FLAG Class B Common Stock or FLAG Private Placement Warrants, or other equity of FLAG held by the Sponsor or Metric to the purchaser of such equity of Calidi in the Permitted Calidi Equity Issuance. Notwithstanding the definition of Unassisted Permitted Calidi Equity Issuance, to the extent that the Series B Financing is consummated, the Series B Financing shall be deemed to be a Sponsor-Assisted Permitted Calidi Equity Issuance;

“Stockholder Merger Consideration” means the total portion of the Merger Consideration payable to all Calidi Stockholders as a result of the Merger pursuant to the Merger Agreement;

“Target Companies” means Calidi and its subsidiaries;

“Transmittal Documents” means the Letters of Transmittal and other applicable documentation to be delivered by certain Calidi Security Holders in accordance with the terms of the Merger Agreement prior, and as a condition, to such Calidi Security Holders receiving Merger Consideration, including the Transmittal Documents required to be delivered to the Exchange Agent by holders thereof on or prior to the Closing;

“Treasury Shares” means Calidi Securities that are owned by Calidi as treasury shares or any Calidi Securities owned by any direct or indirect subsidiary of Calidi immediately prior to the Effective Time;

“Trust” or “Trust Account” means the Trust Account in which net proceeds from the sale of FLAG Units in the IPO were placed following the closing of the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus;

“Trust Agreement” means the Amended Investment Management Trust Agreement, as amended from time to time, dated as of September 9, 2021, by and between FLAG and the Trustee, as well as any other agreements entered into related to or governing the Trust Account, as may be amended or modified;

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement;

“Unassisted Permited Calidi Equity Issuance” means a Permitted Calidi Equity Issuance that does not involve the transfer by the Sponsor of FLAG Class B Common Stock or FLAG Private Placement Warrants, or other equity of FLAG held by the Sponsor to the purchaser of such equity of Calidi in the Permitted Calidi Equity Issuance, except that to the extent that the Series B Financing is consummated, with or without the transfer by Sponsor of FLAG Class B Common Stock or FLAG Private Placement Warrants, or other equity of FLAG held by the Sponsor, the Series B Financing shall be deemed to be an Unassisted Permitted Calidi Equity Issuance.

“US Dollars” and “Dollars” and “$” mean to the legal currency of the United States;

“U.S. Holder” means a beneficial owner of FLAG Class A Common Stock that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person;

“Voting and Lock-Up Agreement” means the Voting and Lock-Up Agreement, dated as of January 9, 2023, and amended on April 12, 2023, by and among FLAG, Calidi and the Calidi Stockholders party thereto, attached hereto as Annex E;

“Warrant Agent” means Continental Stock Transfer & Trust Company, in its capacity as warrant agent under the Warrant Agreement; and

“Warrant Agreement” means the Warrant Agreement, dated as of September 9, 2021, between FLAG and the Warrant Agent.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the special meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

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First Light Acquisition Group, Inc., a Delaware corporation, which we refer to as “FLAG,” “we,” “us,” or “our,” is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

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On September 14, 2021, FLAG consummated its IPO, which, when combined with the exercise of the overallotment option by the IPO Underwriter and subsequent related private placements, generated net proceeds of $230,000,000. The securities offered were the following: (i) units, at an offering price of $10.00 per unit, each consisting of one share of FLAG Class A Common Stock and one-half of one redeemable warrant, (ii) shares of FLAG Class A Common Stock, and (iii) redeemable warrants, with each whole warrant exercisable for one share of FLAG Class A Common Stock at an exercise price of $11.50 per share. Initially, FLAG registered all classes of securities on the New York Stock Exchange. On November 17, 2022, FLAG transferred the listing of its securities to the NYSE American. In connection with the transfer, FLAG voluntarily delisted from the New York Stock Exchange.

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Following the consummation of the IPO, $230,000,000 was deposited into the Trust Account with Continental Stock Transfer & Trust Company acting as Trustee. Except as described in the IPO Prospectus, the proceeds from the Trust Account will not be released until the earliest to occur of: (a) the consummation of the Business Combination (including the release of funds to pay any amounts due to any public stockholders who properly exercise their redemption rights in connection therewith), (b) the redemption of any public shares upon a stockholder vote to approve an amendment to the Current Charter that would modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated the Business Combination within the completion window, and (c) the redemption of public shares if we are unable to consummate the Business Combination within the completion window.

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On September 13, 2022, FLAG Stockholders approved an amendment to FLAG’s certificate of incorporation to (i) extend the date by which FLAG must complete its initial business combination (the “Extension”) from September 14, 2022, to December 14, 2022 and (ii) provide the FLAG Board the ability to further extend the date by which FLAG must consummate a business combination up to three additional times for three months each time, for a maximum of 9 additional months, if the Sponsor pays an amount equal to 1% of the amount then on deposit in the Trust Account for each three-month extension, which amount will be deposited in the Trust Account (the “Extension Fee”); provided, that if as of the time of an extension FLAG has filed a Form S-4 or F-4 registration statement under the Securities Act or a proxy, information or tender offer statement with the SEC in connection with such initial business combination, then no Extension Fee would be required in connection with such extension; provided further, that for each three-month extension (if any) following such extension where no deposit into the Trust Account or other payment has been made, our sponsor or its affiliates or designees would be required to deposit into the Trust Account an amount equal to 1% of the amount then on deposit in the Trust Account.

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On September 12, 2022 and September 13, 2022, the Sponsor and Metric sold an aggregate amount of 850,000 of their founder shares to third party investors to fund the fees payable in connection with the Extension.

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In connection with the Extension, FLAG Stockholders elected to redeem 18,871,976 shares of FLAG Class A Common Stock. Following such redemptions, 4,128,024 shares of FLAG Class A Common Stock remained issued and outstanding. As of June 30, 2023, there was $43.7 million in the Trust Account.

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On September 13, 2022, FLAG issued two unsecured promissory notes in an aggregate principal amount of $490,000 to the Sponsor and Metric, $412,802 of which was used to fund the Extension and for general working capital purposes. FLAG deposited the funds into the Trust Account. On April 5, 2023, the Sponsor and Metric canceled the promissory notes and discharged all of FLAG’s obligations thereunder. Such Extension Fees will not be required to be repaid upon the consummation of the Business Combination.

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The FLAG Board subsequently approved extensions of the date by which FLAG must complete its initial business combination from (a) December 14, 2022 to March 14, 2023, and the Trust Account was funded with a payment of $415,626 (the “December Extension”), (b) March 14, 2023 to June 14, 2023, and no fee was required in connection with such extension and (c) June 14, 2023 to September 14, 2023, and the Trust Account was funded with a payment of $423,186.

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In order to fund the extension fees in connection with the December Extension, FLAG issued promissory notes to certain officers and directors of FLAG in an aggregate principal amount of $710,000. Under the terms of these notes, FLAG is required to pay interest on the notes at a per annum rate of 50% to 100% of the loan amount evidenced by such notes. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”. On December 13, 2022, FLAG issued a promissory note to Jackson Investment Group, LLC, an existing holder of Founder Shares, with an outstanding principal balance of $205,000 (the “Jackson Note”), the proceeds of which were used to fund the fees in connection with the December Extension. Under the terms of the Jackson Note, FLAG is required to pay interest at a per annum rate of 50% of the loan amount evidenced by the note. Each of the foregoing promissory notes is payable in full on the earlier to occur of (i) the date on which FLAG consummates its initial business combination and (ii) the date that the winding up of FLAG is effective.

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On January 9, 2023, FLAG entered into the Merger Agreement with Calidi, pursuant to which, among other things, Merger Sub will merge with and into Calidi, with Calidi surviving such merger as a wholly-owned subsidiary of FLAG.

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Calidi is a clinical stage biopharmaceutical company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses and, potentially, other molecules to cancer patients. Calidi is currently developing two proprietary stem cell-based platforms to improve the antitumor activity of oncolytic viruses over traditional “naked” (unprotected) oncolytic virus therapies, by protecting the oncolytic virus, whether natural or engineered, from neutralization by the patient’s immune defenses, allowing for greater targeting of the tumor cells. Calidi expects the novel nature of its product candidates to create significant challenges in obtaining regulatory approval. Few viral immunotherapies have been approved globally or by the FDA to date. While the first viral immunotherapy, talimogene laherparepvec (Imlygic, Amgen), has received FDA approval, regulatory agencies have reviewed relatively few viral immunotherapy product candidates like Calidi’s product candidates. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Calidi’s product candidates. None of Calidi’s product candidates have received marketing approval from the FDA and no assurances can be given that Calidi will be successful in obtaining marketing approval for any of its product candidates. To our knowledge, there are no FDA-approved products for the treatment of cancer that utilize the adenovirus we are currently using in our clinical trials for CLD-101 or vaccinia virus we are currently using in our clinical trials for CLD-201.

•

Subject to the terms of the Merger Agreement, upon consummation of the Merger, and after giving effect to the conversion of all Calidi Convertible Securities, other than Calidi Options, all shares of Calidi Common Stock outstanding as of the time of the Merger will be converted into (a) the right to receive shares of New Calidi Common Stock and (b) the contingent right to receive the Escalation Shares. The aggregate consideration to be paid to Calidi equityholders (excluding for this purpose options to purchase Calidi Common Stock) will be based on an equity value for Calidi of $250,000,000, subject to adjustment dependent upon (a) the difference in Calidi’s “net debt” as of the effective time of the Merger from a target “net debt” amount of $3,470,000 (as described in greater detail in this proxy statement/prospectus) and (b) the achievement of certain pre-closing milestones (if any), as further described in this proxy statement/prospectus. If the Merger had closed on March 27, 2023, Calidi’s “net debt” would have been approximately $7.5 million and its aggregate amount of indebtedness would have been $7.6 million. Holders of $1.7 million of the $7.6 million of Calidi’s indebtedness have indicated their intention to convert such indebtedness into Calidi shares of common stock immediately before the Closing. The shares of New Calidi Common Stock to be issued as merger consideration will be valued at $10.00 per share. The parties anticipate an adjustment to the merger consideration of $25,000,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing to be completed by Calidi, as described in this proxy statement/prospectus. Assuming no further adjustments in the merger consideration, we would expect each share of Calidi Common Stock to be converted into [●] shares of New Calidi Common Stock in the Merger and that the Calidi Stockholders will own [●] of the outstanding shares of New Calidi Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. This proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Calidi following the Business Combination. The estimated net cash per share of FLAG Common Stock that is being contributed by FLAG to New Calidi is less than the $10.00 per share ascribed to such shares in the Merger Agreement or the amount per share that holders of FLAG Class A Common Stock would be entitled to receive upon exercise of their redemption rights, as described in this proxy statement/prospectus. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

•

During the Escalation Period, Calidi Stockholders may be entitled to receive up to 18,000,000 Escalation Shares with incremental releases of 4,500,000 shares upon the achievement of each share price hurdle if the trading price of New Calidi Common Stock is $12.00, $14.00, $16.00 and $18.00 for a period of any 20 days within any 30-consecutive-day trading period. Holders of FLAG Class A Common Stock who do not redeem their shares will be entitled to their pro rata portion of up to an additional 2,000,000 Non-Redeeming Continuation Shares to be issued at Closing. To the extent that there are Unused Continuation Shares that are not issued to the Non-Redeeming FLAG Stockholders, FLAG may designate for issuance at or prior to the Closing the Unused Continuation Shares as an incentive in connection with another equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or the post-Closing liquidity of FLAG and its subsidiaries. The Escalation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.

•

Upon completion of the Business Combination, we anticipate that: (i) FLAG public stockholders will own approximately 15.6% of the outstanding shares of New Calidi (ii) the Sponsor, Metric and the third party investors that own founder shares, collectively, will own approximately 14.6% of the outstanding shares of New Calidi, and (iii) the Calidi Stockholders will own approximately 69.8% of the outstanding shares of New Calidi. These percentages are based on various assumptions. Except as otherwise set forth in this proxy statement/prospectus, these ownership percentages assume no redemptions, no ownership of Escalation Shares and no ownership of shares subject to lock-up agreements. See “Unaudited Pro Forma Combined Financial Information” for discussion of these assumptions and the presentation of alternate scenarios regarding the ownership of New Calidi following the Business Combination.

•

FLAG management and the FLAG Board considered various factors in determining whether to approve the Merger Agreement and the Business Combination contemplated thereby, including the Merger. For more information about the reasons that the FLAG Board considered in determining its recommendation, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” When you consider the FLAG Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FLAG Stockholders generally and conflict with the interests of FLAG’s public stockholders. Accordingly, each such individual is incentivized to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate. The FLAG Board was aware of these interests, among other matters, in evaluating the Business Combination and in recommending to the FLAG Stockholders that they vote “FOR” the Proposals presented at the special meeting.

•	An assumed Closing Date of [●], 2023 has been used throughout this proxy statement/prospectus for illustrative purposes only and is not intended to be a projection of the actual Closing Date.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the special meeting and the Proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to FLAG Stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the special meeting.

Q. Why am I receiving this proxy statement/prospectus?

A. FLAG and Calidi have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as [●], and FLAG encourages its stockholders to read it in its entirety. FLAG Stockholders are being asked to consider and vote upon a proposal to approve the business combination transactions contemplated by the Merger Agreement, which, among other things, includes provisions for the merger of Merger Sub with and into Calidi, with Calidi surviving such merger as a wholly-owned subsidiary of FLAG. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the special meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q. When and where is the Special Meeting?

A. The special meeting will be held via live webcast on [●], 2023 at [●] a.m. Eastern Time. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

Q. What are the proposals on which I am being asked to vote at the special meeting?

A. The stockholders of FLAG will be asked to consider and vote on the following proposals at the special meeting:

1.

a proposal to approve the Business Combination described in this proxy statement/prospectus, including approving the transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

2.

a proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of FLAG, which will be the certificate of incorporation of New Calidi, in the form attached to this proxy statement/prospectus as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

3.

a proposal to vote upon, on a non-binding advisory basis, certain governance provisions in the Second Amended and Restated Certificate of Incorporation, presented separately, in accordance with the requirements of the SEC. Please see the section entitled “Proposal No. 3 — The Governance Proposal”;

4.

a proposal to approve and adopt the Incentive Plan, in the form attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;

5.

a proposal to approve and adopt the ESPP, in the form attached to this proxy statement/prospectus as Annex H, and the material terms thereof, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

6.

a proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors. Please see the section entitled “Proposal No. 6 — The New Board Proposal”;

7.

a proposal to approve, for purposes of complying with Section 712(b) and Section 713(b) of the NYSE American’s Company Guide, (a) the issuance of more than 20% of FLAG’s issued and outstanding shares of common stock in connection with the Business Combination, including, without limitation, pursuant to any other equity investment if applicable, and (b) the issuance of more than 20% of FLAG’s issued and outstanding shares to a single holder (which may constitute a change in control under the NYSE American’s Company Guide) in connection with the Business Combination. Please see the section entitled “Proposal No. 7 — NYSE American Proposal”; and

8.

a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal. Please see the section entitled “Proposal No. 8 — Adjournment Proposal.”

FLAG will hold the special meeting of its stockholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the special meeting. Stockholders should read it carefully.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Business Combination. The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q. Why is FLAG proposing the Business Combination?

A. FLAG was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses or entities.

Calidi is a clinical stage immuno-oncology company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses (vaccinia virus and adenovirus) and, potentially, other molecules to cancer patients. Calidi is currently developing two proprietary stem cell-based platforms designed to protect the oncolytic virus, whether natural or engineered, from neutralization by the patient’s immune defenses, allowing for greater infection of the tumor cells and leading to a potential improvement in the antitumor activity of oncolytic viruses over traditional “naked” oncolytic virus therapies.

FLAG management conducted due diligence on Calidi’s business, financial condition, management team, and future growth prospects in executing upon and achieving its business plan. In its review of Calidi, the FLAG Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the FLAG Board has determined that the Business Combination presents an attractive opportunity and is in the best interests of FLAG and FLAG Stockholders. The FLAG Board believes that, based on its review and consideration, the Business Combination presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Current Charter as well as to comply with the applicable provisions of the NYSE American Company Guide.

Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Q. Why is FLAG providing stockholders with the opportunity to vote on the Business Combination?

A. Under our Current Charter, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of the Business Combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing of the Business Combination. In addition, certain elements of the Business Combination cannot be accomplished under applicable law, the Current Charter or listing standards without an affirmative vote of stockholders.

Q. What will happen in the Business Combination?

A. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, FLAG and Calidi will combine in a series of transactions we collectively refer to as the “Business Combination” or the “Transactions.” At the Closing of the Merger contemplated by the Merger Agreement, among other things, Merger Sub will merge with and into Calidi, following which the separate corporate existence of Merger Sub shall cease and Calidi will continue as the surviving corporation and a wholly-owned subsidiary of FLAG.

Q. Following the Business Combination, will FLAG Securities continue to trade on a stock exchange?

A. Yes. In connection with the Business Combination, FLAG will change its name to Calidi Biotherapeutics, Inc., and upon the Closing, we expect that the New Calidi Common Stock and New Calidi Public Warrants will begin trading on the NYSE American under the symbols “CLDI” and “CLDIW,” respectively. As a result, FLAG’s publicly traded units will separate into the component securities upon consummation of the Business Combination and will no longer trade as a separate security.

Q. Will the management of Calidi change in the Business Combination?

A. We anticipate that all executive officers of Calidi will remain with New Calidi following the Merger.

Upon consummation of the Business Combination, seven directors, six of whom will be designated by Calidi and one of whom will be designated by FLAG, will be elected to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors.

In connection with the Business Combination, Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng, James Schoeneck, Alfonso Zulueta and Thomas Vecchiolla have each been nominated to serve as directors of New Calidi upon completion of the Business Combination.

Please see the sections entitled “Proposal No. 6 — The New Board Proposal” and “Management of New Calidi Following the Business Combination” for additional information.

Q: What equity stake will current public stockholders, the Sponsor, the holders of FLAG Public Warrants and the Calidi Stockholders hold in New Calidi immediately after the completion of the Business Combination?

A: As of the date of this proxy statement/prospectus, there are (i) 9,878,024 shares of FLAG Common Stock issued and outstanding, which includes 5,750,000 founder shares and 4,128,000 public shares, (ii) 14,897,155 warrants issued and outstanding, which includes the 3,397,155 FLAG Private Placement Warrants held by the Sponsor and Metric and the 11,500,000 FLAG Public Warrants. Each whole warrant entitles the holder thereof to purchase one share of FLAG Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of Common Stock. In connection with the Business Combination, each of the Sponsor and Metric agreed to transfer, as applicable, (i) as incentives in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance, or (ii) to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre- Closing operating costs of FLAG, or otherwise forfeit for no consideration up to 100% of their FLAG Private Placement Warrants and up to 25% of their founder shares (such, private placement warrants and founder shares, the “Incentive Securities”).

The following pro forma ownership table has been prepared assuming three alternative levels of redemption into cash of shares of FLAG Class A Common Stock:

•

Scenario 1 — Assuming No Redemptions: This scenario assumes that none of FLAG’s public stockholders exercise redemption rights with respect to their public shares and receive an additional 2,000,000 FLAG Non-Redeeming Continuation Shares in connection with the Closing pursuant to the Merger Agreement.

•

Scenario 2 — Assuming 50% Redemptions: This scenario assumes that 2,064,012 public shares are redeemed for aggregate redemption payments of approximately $21.7 million (assuming a redemption price of approximately $10.50 per Public Share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment including interest), which represents 50% of the public shares eligible for redemption in connection with the Closing. This scenario also assumes that an additional 1,000,000 FLAG Non-Redeeming Continuation shares are issued to FLAG’s public shareholders in connection with the Closing, which represents the 50% of the public shares that are not redeemed in connection with the Closing, pursuant to the Merger Agreement. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 50% redemptions.

•

Scenario 3 — Assuming Maximum Redemptions: This scenario assumes that all 4,128,024 public shares are redeemed for aggregate redemption payments of approximately $43.3 million (assuming a redemption price of approximately $10.50 per public share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment, including interest), which represents the maximum number of public shares eligible for redemption in connection with the Closing and no additional shares are issued to public shareholders. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the Maximum Redemptions.

The following pro forma ownership table has been prepared on the assumption that, at the Closing, the Calidi Security Holders will receive an aggregate of 27,500,000 shares of newly issued New Calidi Common Stock as Merger Consideration (including 2,500,000 shares issued to Calidi Security Holders pursuant to the Net Debt Adjustment by reason of the Series B Financing) (excluding Assumed Options in accordance with the terms of the Merger Agreement) and assuming no further adjustment to the Merger Consideration pursuant to the Net Debt Adjustment and no adjustment for any contingent consideration discussed below. The pro forma ownership table does not take into account shares of New Calidi Common Stock issuable after Closing to holders of Calidi Options that are assumed by New Calidi after the Closing.

The following summarizes anticipated pro forma ownership of outstanding New Calidi Common Stock after giving effect to the Merger under the “no,” “50%” and “maximum” redemption scenarios, taking into account all of the assumptions that are further detailed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”:

	No Redemption		50% Redemption(5)		Maximum Redemption
	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Stockholders
Calidi Stockholders(1)	27,500,000	69.8%	27,500,000	75.7%	27,500,000	82.7%
FLAG public stockholders (redeemable shares)	4,128,024	10.5%	2,064,012	5.7%	—	—%
Founder Shares(2)(3)	5,750,000	14.6%	5,750,000	15.8%	5,750,000	17.3%
FLAG Non-Redeeming Continuation Shares(4)	2,000,000	5.1%	1,000,000	2.8%	—	—%

Total shares of Common Stock outstanding at closing of the Transaction(4)(6)	39,378,024	100.0%	36,314,012	100.0%	33,250,000	100.0%

(1)

This table has been prepared based on an assumed issuance of 27,500,000 shares of Class A Common Stock to the Calidi Security Holders at the Closing and assuming no further adjustment to the Merger Consideration for Calidi indebtedness, net of cash and no adjustment for Escalation Shares, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2023 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no pre- or post-Closing adjustment to the Merger Consideration for any contingent consideration, and no further adjustment on account of Calidi’s Net Debt as of the Closing Date; (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of shares of outstanding Calidi Common Stock, as of the Closing Date, is equal to an estimated 0.40 Conversion Ratio, and (v) that all other Calidi Securities outstanding as of immediately prior to the Closing Date are converted into shares of Calidi Common Stock in accordance with their terms (other than vested non-qualified Calidi stock options which are not part of the determination of the Conversion Rate) and all Calidi Options outstanding which will be assumed by FLAG in accordance with the Merger Agreement, which are not included in the Merger Consideration (or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.

(2)

Represents 2,189,577 founder shares held by the Sponsor, 742,801 founder shares held by Metric and 2,817,622 founder shares that have been transferred to third party investors (which includes 514,968 founder shares transferred or to be transferred to investors in connection with the Series B Financing).

(3)

Includes founder shares subject to the “lock up” provisions of the Sponsor Agreement as holders of such shares are entitled to vote such shares and receive dividends and other distributions thereon during the lock-up period.

(4)	To be issued to FLAG public stockholders.
(5)

The “50% Redemption” scenario is not presented in the “Unaudited Pro Forma Condensed Combined Financial Information” section included elsewhere in this proxy statement/prospectus because this scenario is not considered likely to occur.

(6)	The table excludes the following:

•	The issuance of up to 18,000,000 Escalation Shares;

•	11,500,000 unexercised FLAG Public Warrants;

•	3,397,155 unexercised FLAG Private Placement Warrants;

•	7,619,207 unexercised Assumed Calidi Options;

•

New Calidi equity awards pursuant to the 2023 Equity Incentive Plan, if adopted, which is equal to 10% of the issued and outstanding shares of New Calidi determined as of immediately after the closing of the Merger (after giving effect to the Redemption or such lesser amount as determined by the New Calidi Board at such time).

The sensitivity table below sets forth the potential additional dilutive impact of each of the Escalation Shares, FLAG Public Warrants, FLAG Private Placement Warrants, Assumed Calidi Options, and New Calidi equity awards under the 2023 Equity Incentive Plan, in each redemption scenario.

	Share Ownership in New Calidi (1)
	No Redemption		50% Redemption		Maximum Redemption
Additional Dilution Sources	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Escalation Shares(2)	18,000,000	31.4%	18,000,000	33.1%	18,000,000	35.1%
FLAG Public Warrants(3)	11,500,000	22.6%	11,500,000	24.1%	11,500,000	25.7%
FLAG Private Placement Warrants(4)	3,397,155	7.9%	3,397,155	8.6%	3,397,155	9.3%
Assumed Calidi Options(5)	7,619,207	16.2%	7,619,207	17.3%	7,619,207	18.6%
2023 Equity Incentive Plan(6)	3,937,802	9.1%	3,631,401	9.1%	3,325,000	9.1%

Total Additional Dilutive Sources(7)	44,454,164	53.0%	44,147,763	54.9%	43,841,362	56.9%

(1)

Percentages in this table assume that the dilutive securities are added to the outstanding shares as of immediately following the Closing as shown in the previous table in the respective redemption scenarios.

(2)

This row assumes issuance of all 18,000,000 Escalation Shares. Percentages in this row represent (a) the Escalation Shares divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 18,000,000 Escalation Shares.

(3)

This row assumes exercise of all FLAG Public Warrants to purchase 11,500,000 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Public Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing as shown in the previous table in the applicable redemption scenario plus (ii) 11,500,000 shares of New Calidi Common Stock underlying the FLAG Public Warrants.

(4)

This row assumes exercise of all FLAG Private Placement Warrants to purchase 3,397,155 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 3,397,155 shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants.

(5)

This row assumes the exercise of all 7,619,207 Assumed Options. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the Assumed Options divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 7,619,207 shares of New Calidi Common Stock underlying the Assumed Options.

(6)

This row assumes the exercise of New Calidi equity awards under the 2023 Equity Incentive Plan, calculated at 10% of the outstanding shares as of immediately following the Closing for each redemption scenario. Percentages in this row represent (a) the shares of New Calidi Common Stock eligible for issuance under the 2023 Equity Incentive Plan divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) shares of New Calidi Common Stock underlying the New Calidi equity awards under the 2023 Equity Incentive Plan.

(7)

This row assumes the exercise and vesting of all additional dilutive sources listed in the rows above. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying all additional dilutive sources listed in the rows above divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) all shares of New Calidi Common Stock underlying the additional dilutive sources listed in the rows above.

Q. What will New Calidi’s potential liquidity position be immediately following the Business Combination at the redemption levels set forth in the sensitivity analysis in the preceding question?

The following table illustrates the projected net cash balance of New Calidi assuming the closing of the Series B Financing, after payment of expected transaction expenses of FLAG and Calidi, and after repayment of certain debt and liabilities due between the date of this proxy statement/prospectus and an assumed Closing Date of September 14, 2023 (amounts in thousands).

For a complete discussion of pro forma financial information and all pro forma adjustments, see the section under “Unaudited Pro Forma Combined Financial Information”.

	No Redemption	50% Redemption	Maximum Redemption
Cash proceeds from the Trust Account(1)	$43,330	$21,665	$—
Calidi Series B Preferred Stock and other financing(2)	27,310	27,310	27,310
Transaction expenses	(8,967)	(8,967)	(8,967)

Minimum Cash Condition at the Closing(3)	$61,673	$40,008	$18,343

Related party term notes payable, including accrued interest – Calidi(4)	(3,939)	(3,939)	(3,939)
Term notes payable, including accrued interest – Calidi(4)	(1,795)	(1,795)	(1,795)
Term notes payable, including accrued interest – FLAG(4)	(1,481)	(1,481)	(1,481)
Calidi deferred compensation liability(5)	(2,697)	(2,697)	(2,697)
Calidi former executive settlement(6)	(580)	(580)	(580)

Pro forma projected net cash at Closing(7)	$51,181	$29,516	$7,851

(1)	Balance is as of March 31, 2023, adjusted for the June Extension Fee paid on June 16, 2023.
(2)

Includes $25.0 million financing commitments pursuant to the Series B Financing, of which $5.0 million was funded on June 20, 2023, and the remaining amount committed to be funded at the closing of the Business Combination. Also includes approximately $2.3 million in additional financing completed by Calidi as of the date of this prospectus/proxy filing.

(3)

Under all redemption scenarios shown above, the Minimum Cash Condition, as defined in the Merger Agreement, is satisfied, however, if necessary, FLAG and Calidi have the ability to mutually agree to waive the Minimum Cash Condition.

(4)	Term notes that mature at the closing of the Business Combination. Accrued interest is through September 14, 2023.
(5)

Deferred compensation includes amounts payable to Mr. Camaisa, Ms. Pizarro, and certain other executives of Calidi. Also includes deferred board and advisory fees payable to Mr. Leftwich, a Calidi director.

(6)	Lump sum amount becomes due and payable at the closing of the Business Combination.
(7)

Under the “No Redemption” and “50% Redemption” scenarios shown above, New Calidi is expected to fund its operating expenses and capital expenditure requirements through the latter half of 2025 and the latter half of 2024, respectively. Under the “Maximum Redemption” scenario, New Calidi will need to raise additional capital, including but not limited to equity or debt financing or an equity line of credit facility. Furthermore, under any scenario, in order to enhance post-closing liquidity, New Calidi may seek to defer or restructure certain liabilities due at closing to related parties. However, there is no assurance that any such additional financing or liquidity measures will be entered into on favorable terms or at all. See “Risks Related to Our Business, Financial Position and Capital Requirements” included in the Risk Factors section in this proxy statement/prospectus for additional information.

Q. Will FLAG attempt to arrange new financing in connection with the Transactions?

On June 16, 2023, Calidi executed the Securities Purchase Agreement in connection with the Series B Financing, providing for (A) the issuance of an aggregate amount of up to $12,500,000 of Series B Preferred Stock to the Jackson Investment Group, LLC, with an initial investment of $5,000,000 of Series B Preferred Stock that was purchased simultaneously with the execution of the Securities Purchase Agreement (the “Initial Investment”) and an additional $7,500,000 shares of Series B Preferred Stock to be purchased upon the consummation of the

Business Combination (the “Subsequent Investment”) and (B) the issuance of an aggregate amount of an additional $12,500,000 of Series B Preferred Stock to Calidi Cure, LLC (“Cure”), a special purpose vehicle that is solely managed and operated by Allan J. Camaisa, Calidi’s Chief Executive Officer and Chairman of the Board, for the purposes of investing in the Series B Financing, $5,000,000 of which will be acquired upon the earlier of September 1, 2023 and the consummation of the Business Combination, and $7,500,000 of which will be acquired upon the closing of the Business Combination, and is subject to the consummation of the Subsequent Investment. Although Cure intends to solicit additional accredited investors to invest in Cure in connection with Cure’s obligations under its Securities Purchase Agreement, which have yet to be funded under Cure’s LLC agreement, Mr. Camaisa will have sole voting and dispositive power over the Series B Preferred Stock to be purchased under the Securities Purchase Agreement and therefore will be deemed to be the sole beneficial owner of the Series B Preferred Stock to be purchased under the Securities Purchase Agreement. Mr. Camaisa has personally guaranteed Cure’s obligation to fund the purchase price for all of the shares of Series B Preferred Stock to be purchased under the Securities Purchase Agreement.

On September 12, 2022, the Sponsor and Metric sold an aggregate amount of 450,000 founder shares to Jackson to fund the fees payable in connection with the extension of the date by which FLAG must complete its initial business combination.

On December 13, 2022, FLAG issued a promissory note to Jackson with an outstanding principal balance of $205,000, the proceeds of which were used to fund the fees in connection with the December Extension. Under the terms of the Jackson Note, FLAG is required to pay interest at a per annum rate of 50% of the loan amount evidenced by the note. The Jackson Note is payable in full on the earlier to occur of (i) the date on which FLAG consummates its initial business combination and (ii) the date that the winding up of FLAG is effective.

In connection with the Initial Investment, the Sponsor and Metric executed (x) a Share Transfer Agreement with Jackson, pursuant to which the Sponsor and Metric agreed to transfer 389,968 Founder Shares to the Investors, with 255,987 Founder Shares being transferred upon the closing of the Initial Investment and 133,981 Founder Shares to be transferred to Jackson upon the consummation of the Subsequent Investment and the Closing of the Business Combination and (y) a Share Transfer Agreement with Cure, pursuant to which the Sponsor and Metric agreed to transfer one (1) Founder Share for every $100 of Series B Preferred Stock acquired by Cure at the closing of Cure’s purchase of the Series B Preferred Stock and the closing of the Business Combination.

While we intend to explore further potential equity financings, including to provide post-closing liquidity, as a result of the Series B Financing, we do not expect that any such additional potential equity financing will be required to satisfy the closing conditions set forth in the Merger Agreement.

In connection with the Business Combination, Franklin is not obligated under the Amended and Restated Forward Purchase Agreement to purchase the FLAG Forward Purchase Shares and has informed FLAG that it has determined not to purchase such shares in connection with the consummation of the Business Combination. As of the date hereof, FLAG has not received notice from any other financial institutions regarding the termination of their involvement in the Business Combination.

Q. What conditions must be satisfied to complete the Business Combination?

A. Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of mutual conditions set forth in the Merger Agreement, including, among other things, (i) approval of the public stockholders or shareholders, as applicable, of FLAG and Calidi, respectively; (ii) expiration of any applicable waiting period under any antitrust laws; (iii) receipt of requisite consents from governmental authorities to consummate the Business Combination, and receipt of specified requisite consents from other third parties to consummate the Business Combination; (iv) the absence of any law or order that would prohibit the consummation of the Business Combination; (v) upon the Closing, after giving effect to the completion of the Redemptions, FLAG shall have net tangible assets of at least $5,000,001; (vi) upon the Closing, FLAG shall have cash and cash equivalents, including funds remaining in the Trust Account and the proceeds of the Series B Financing, after giving effect to any Redemptions and following the payment of FLAG’s and Calidi’s unpaid transaction expenses, equal to at least $15,000,000; (vii) the members of the New Calidi Board shall have been elected or appointed as of the Closing; (x) the effectiveness of FLAG’s registration statement on Form S-4; and (xi) the shares of New Calidi Common Stock to be issued as Merger Consideration shall have been approved for listing on the NYSE American.

In addition, unless waived by Calidi, the obligations of Calidi to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by FLAG of customary certificates and other Closing deliverables: (i) the representations and warranties of FLAG being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) FLAG having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any material adverse effect (as defined in the Merger Agreement) with respect to FLAG which is continuing and uncured since the date of the Merger Agreement; (iv) the Sponsor Agreement being in full force and effect as of the Closing, (v) FLAG having provided evidence that the Sponsor and Metric have transferred 25% of the Founder Shares and 100% of the FLAG Private Placement Warrants as incentives in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance or other equity issuance, or to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG, or that such securities have been cancelled without further consideration, and (vi) the IPO Underwriter shall have waived all of its right, title and interest to and in deferred compensation and expenses from the IPO that would have been paid from the Trust Account.

Unless waived by FLAG, the obligations of FLAG to consummate the Business Combination are subject to the satisfaction of the following additional conditions, in addition to the delivery by Calidi of customary certificates and other Closing deliverables: (i) the representations and warranties of Calidi being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Calidi having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any material adverse effect (as defined in the Merger Agreement) with respect to Calidi and its subsidiaries, taken as a whole, which is continuing and uncured since the date of the Merger Agreement; (iv) each Voting and Lock-Up Agreement being in effect as of the Closing Date; (v) no more than 5% of the issued and outstanding shares of Calidi Common Stock as of the Closing shall, in the aggregate, be (A) dissenting shares (as defined in the Merger Agreement) or (B) shares held by holders of Calidi Stock who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares; (vi) FLAG having received evidence reasonably acceptable to FLAG that Calidi shall have converted, terminated, extinguished and cancelled in full any outstanding Calidi Convertible Securities or commitments therefor, other than the Calidi Options; and (vii) FLAG having received evidence that Calidi has terminated certain material contracts.

Unless waived, if any of the foregoing conditions are not satisfied, the Business Combination may not be consummated.

For a further discussion of conditions to consummating the Business Combination, please see “Proposal No. 1 — The Business Combination Proposal.”

Q. What happens if I sell my shares of FLAG Class A Common Stock before the special meeting?

A. The Record Date for the special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the Record Date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your public shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your public shares prior to the Record Date, you will have no right to vote those shares at the special meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q. What constitutes a quorum at the special meeting?

A. Holders of a majority in voting power of FLAG Common Stock issued and outstanding and entitled to vote at the special meeting, represented via the remote platform or by proxy, constitute a quorum. As of the Record Date for the special meeting, the presence, via the remote platform or by proxy, of holders of [●] shares of our common stock would be required to achieve a quorum.

Q. What vote is required to approve the proposals presented at the special meeting?

A. The approval of each of the Business Combination Proposal, the Governance Proposal (which is a non-binding advisory vote), the Incentive Plan Proposal, the ESPP Proposal, the NYSE American Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Business Combination Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the NYSE American Proposal and the Adjournment Proposal will have no effect on such Proposals.

The approval of the Charter Proposal requires the affirmative vote of at least 65% of the issued and outstanding shares of FLAG Common Stock entitled to vote thereon as of the Record Date. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such Proposal.

Directors are elected by a plurality of all of the votes cast by holders of shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. Holders of FLAG Common Stock may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, failure to vote by proxy or to vote at the special meeting with regard to the New Board Proposal will have no effect on such Proposal. Pursuant to the Current Charter, only holders of FLAG Class B Common Stock will have the right to vote on the New Board Proposal.

Q. How many votes do I have at the special meeting?

A. Holders of FLAG Common Stock are entitled to one vote on each proposal presented at the special meeting for each share of FLAG Common Stock held of record as of [●], 2023, the Record Date for the special meeting. As of the close of business on the Record Date, there were [●] outstanding shares of FLAG Common Stock.

Q. Why is FLAG proposing the Governance Proposal?

A. As required by applicable SEC guidance, FLAG is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Proposed Charter that materially affect stockholder rights. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, FLAG is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this Proposal is an advisory vote, and is not binding on FLAG and the FLAG Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal (separate and apart from approval of the Charter Proposal). Please see the section entitled “Proposal No. 3 — The Governance Proposal.”

Q. Do I have redemption rights? If so, how do I exercise my redemption rights?

A. Pursuant to our Current Charter, our public stockholders will be provided with the opportunity to redeem their public shares in connection with the vote to approve the Business Combination, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (less $100,000 of net interest to pay potential dissolution expenses), divided by the number of then outstanding public shares (if the redemption of public shares in connection therewith would not cause FLAG to have net tangible assets of less than $5,000,001).

In order to exercise your redemption rights, prior to 5 p.m., Eastern Time on [●], 2023 (two business days before the special meeting), you must (x) submit a written request to our Transfer Agent that we redeem your public shares for cash, and (y) deliver your stock to our Transfer Agent electronically through the Depository Trust Company, or DTC. The address of Continental Stock Transfer & Trust Company, our Transfer Agent is listed under “Who can help answer my questions?”

Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $[●] or $[●] per share, as of [●], 2023, the Record Date for the special meeting). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of FLAG’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the special meeting. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the special meeting not to elect redemption, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the address listed under “Who can help answer my questions?”

Q. What is the amount of net cash per share of FLAG Class A Common Stock that is being contributed to New Calidi in the Business Combination?

A. The estimated net cash per share of FLAG Class A Common stock that is being contributed to New Calidi in the Business Combination is approximately $[-] per share, assuming no redemptions, as further described under the section entitled “Unaudited Pro Forma Combined Financial Information — Basis of Pro Forma Presentation”. The estimated net cash per share of FLAG Class A Common Stock that is being contributed to New Calidi is calculated as the quotient of (a) (i) the amount of funds held in the trust account (assuming no redemptions) less (ii) the amount of estimated transaction expenses of $[-] less (iii) the aggregate market value of the FLAG Public Warrants and the FLAG Private Placement Warrants of $[-] (calculated as the trading price of one public warrant multiplied by an aggregate of 14,897,155 FLAG Public Warrants and FLAG Private Placement Warrants anticipated to be outstanding as of the Closing), divided by (b) (i) the number of shares of FLAG Class A Common Stock anticipated to be outstanding as of the closing of the Transactions of 4,128,024 plus (ii) 5,750,000 founder shares. The estimated net cash per share of FLAG Common Stock that is being contributed to New Calidi is less than the $10.00 per share ascribed to such shares in the Merger Agreement or the amount per share that holders of FLAG Class A Common Stock would be entitled to receive upon exercise of their redemption rights (which, for illustrative purposes, was approximately $[-] per share as of [●], 2023, the record date for the special meeting).

Q. Do I have appraisal rights if I object to the proposed Business Combination?

A. No. Holders of FLAG Securities do not have appraisal rights in connection with the Business Combination. If Calidi Stockholders approve the Agreement and Plan of Merger and the Merger is consummated, Calidi Stockholders who did not vote in favor of the Merger, and who satisfy certain other conditions, will be entitled to dissenter’s rights in connection with the Merger under Nevada law.

Q. If I am a holder of FLAG Warrants, can I exercise redemption rights with respect to my FLAG Warrants?

A. No. The holders of FLAG Warrants have no redemption rights with respect to FLAG Warrants.

Q. If I am a holder of FLAG Units, can I exercise redemption rights with respect to FLAG Units?

A. No. Holders of outstanding FLAG Units must separate the underlying public shares and FLAG Public Warrants prior to exercising redemption rights with respect to the public shares. If you hold FLAG Units registered in your own name, you must deliver to our Transfer Agent written instructions to separate such FLAG Units into public shares and FLAG Public Warrants. This must be completed far enough in advance so that you may then exercise your redemption rights with respect to the public shares upon the separation of the public shares from the FLAG Units. See “How do I exercise my redemption rights?” above. The address of our Transfer Agent is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your FLAG Units, you must instruct such nominee to separate your FLAG Units. Your nominee must send written instructions by facsimile to our Transfer Agent. Such written instructions must include the number of FLAG Units to be split and the nominee holding such FLAG Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant FLAG Units and a deposit of an equal number of public shares and FLAG Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares upon the separation of the public shares from the FLAG Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q. What was the original amount deposited in the Trust Account following the IPO and what is the current balance of the Trust Account following the redemptions in connection with the multiple extensions to the deadline to consummate a Business Combination?

A. After deducting the underwriting fee and the IPO expenses, the total net proceeds from the IPO and the concurrent sale of FLAG Private Placement Warrants to the Sponsor and Metric, $230,000,000 was placed in the Trust Account. The funds in the Trust Account have been invested in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.

As of September 19, 2022, following stockholder redemptions in connection with the proposal to extend the date by which FLAG had to consummate the Business Combination from September 14, 2022 to December 14, 2022, as subsequently extended to September 14, 2023, certain investors redeemed 18,871,976 shares of FLAG Class A Common Stock resulting in the payment of $190,010,529 from the Trust Account. As of June 30, 2023, FLAG had marketable securities held in the Trust Account of $43.7 million. Interest income on the balance in the Trust Account may be used to pay taxes.

Q. What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A. The obligations of FLAG and Calidi to consummate the Business Combination are conditioned upon, among others, the amount of unrestricted cash available in the Trust Account, plus the aggregate amount of cash that has been funded as a result of the Series B Financing, following the payment of FLAG’s and Calidi’s unpaid transaction expenses, being equal to at least the Minimum Cash Condition.

FLAG’s public stockholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, subject to the satisfaction of the Minimum Cash Condition and the Listing Condition, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders.

Q. What are the federal income tax consequences of exercising my redemption rights?

A: Generally, a FLAG public stockholder that is a U.S. person and exercises its redemption rights to receive cash from the Trust Account in exchange for its shares of FLAG Common Stock will be required to treat the Transaction as a sale of such shares and recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received in the redemption and the tax basis of the shares of FLAG Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption.

The redemption, however, may be treated as a corporate distribution if (i) it does not result in a “complete termination” of the redeeming stockholder’s interest in FLAG, (ii) it does not effect a meaningful reduction in the redeeming stockholder’s percentage ownership in FLAG and (iii) it is not a “substantially disproportionate redemption,” in each case, taking into account certain attribution rules to determine the number of shares of FLAG Common Stock owned by the redeeming shareholder. Any such corporate distribution will be treated as dividend income to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distribution in excess of our earnings and profits will reduce the redeeming stockholders’ basis in FLAG Common Stock, and any remaining excess will be treated as gain realized on the sale or other disposition of FLAG Common Stock, as discussed above.

A FLAG public stockholder that is a U.S. person who actually or constructively owns 5 percent (or, if FLAG Common Stock is not then publicly traded, 1 percent) of the outstanding FLAG Common Stock (by vote or value) may be subject to special reporting requirements with respect to a redemption of shares of FLAG Common Stock, and such holders should consult with their tax advisors with respect to their reporting requirements.

If the redemption of a public stockholder that is a non-U.S. person is treated as a distribution, as discussed above in the second paragraph, such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of FLAG’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the U.S., we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Distributions in excess of FLAG’s current and accumulated earnings and profits that are treated as a return of capital or distributions in excess of the non-U.S. Holder’s adjusted tax basis in FLAG Common Stock redeemed will not be subject to the 30% withholding tax. Additionally, a non-U.S. person generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of FLAG Common Stock (including the portion of any distribution treated as a as a gain recognized on the sale or other taxable disposition of FLAG Common Stock) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such stockholder maintains in the United States). A public stockholder who is a non-U.S. person should consult their own tax advisors with respect to the tax treatment of the redemption of FLAG Common Stock.

Dividend payments and/or proceeds from the redemption (including a deemed sale, as discussed above) of FLAG Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding.

The tax consequences of a public stockholder redeeming FLAG Common Stock are complex and will vary upon each public stockholder’s unique circumstances. The above is not intended to constitute tax advice and public stockholders are encouraged to consult with their own tax advisors.

Q. What happens if the Business Combination is not consummated?

A. If FLAG is not able to complete the Business Combination within the completion window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish the rights of the public stockholders as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining public stockholders and the FLAG Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Q. How do the Sponsor, Metric and the Insiders intend to vote on the Proposals?

A. The Sponsor, Metric and the Insiders own of record and are entitled to vote an aggregate of [●]% of the outstanding shares of FLAG Common Stock as of the Record Date. The Sponsor, Metric and the Insiders have agreed to vote any FLAG Common Stock over which they have voting control (including any public shares owned by them) in favor of the Business Combination and the other proposals that will be considered at the special meeting. The Sponsor and the Insiders have interests in the Business Combination that conflict with your interests as a public stockholder. See the sections entitled “Summary of the Proxy statement/prospectus — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Q. When do you expect the Business Combination to be completed?

A. It is currently anticipated that the Business Combination will be consummated as soon as practicable following the special meeting, which is set for [●], 2023, subject to the satisfaction of the closing conditions; however, such meeting could be adjourned. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1: The Business Combination Proposal — Merger Agreement — Conditions to Closing of the Transactions.”

Q. What do I need to do now?

A. FLAG urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a public stockholder and/or warrant holder of FLAG. Holders of FLAG Common Stock should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card, or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or other nominee.

Q. How do I vote?

A. The special meeting will be held via live webcast at [●] a.m. Eastern Time, on [●], 2023. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the Meeting. Please note that you will only be able to access the special meeting by means of remote communication.

If you are a holder of record of FLAG Common Stock on [●], 2023, the Record Date for the special meeting, you may vote with respect to the Proposals online during the special meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope to us. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting virtually and vote online, obtain a proxy from your broker, bank or nominee.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the Proposals presented to the public stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the Proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q. How will a broker non-vote impact the results of each proposal?

A. Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other Proposals if a quorum is present at the special meeting.

Q. May I change my vote after I have mailed my signed proxy card?

A. Yes. You may change your vote by sending a later-dated, signed proxy card or by attending the special meeting virtually and voting. You also may revoke your proxy by sending a notice of revocation to us.

Q. What will happen if I abstain from voting or fail to vote at the special meeting?

A. At the special meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. A failure to vote or an abstention will have the same effect as a vote “AGAINST” the Charter Proposal. Additionally, if you abstain from voting or fail to vote at the special meeting, you may still exercise your redemption rights (as described above).

Q. What will happen if I sign and return my proxy card without indicating how I wish to vote?

A. Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” the Proposals described herein.

Q. What should I do if I receive more than one set of voting materials?

A. You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares of FLAG Common Stock.

Q. Who will solicit and pay the cost of soliciting proxies?

A. FLAG will pay the cost of soliciting proxies for the special meeting. FLAG has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist in the solicitation of proxies for the special meeting. FLAG has agreed to pay MacKenzie a fee of $10,000 plus costs and expenses, which fee also includes MacKenzie acting as the inspector of elections at the special meeting. FLAG will reimburse MacKenzie for reasonable out-of-pocket expenses and will indemnify MacKenzie and its affiliates against certain claims, liabilities, losses, damages and expenses.

FLAG will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of FLAG Common Stock for their expenses in forwarding soliciting materials to beneficial owners of FLAG Common Stock and in obtaining voting instructions from those beneficial owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q. Who can help answer my questions?

A. If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact:

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Tel: (202) 503-9255

You may also contact our proxy solicitor at:

1407 Broadway, 27th Floor

New York, New York 10018

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

To obtain timely delivery, our public stockholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to send a letter requesting redemption and deliver your public shares to our Transfer Agent at least two business days prior to the special meeting. If you have questions regarding the redemption or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the special meeting, including the Business Combination Proposal, you should read the entire accompanying document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the legal document that governs the Transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Merger Agreement.”

The Parties

FLAG

First Light Acquisition Group, Inc. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. FLAG was incorporated under the laws of Delaware on March 24, 2021.

On September 14, 2021, FLAG closed its IPO of 23,000,000 FLAG Units, including the exercise of the IPO’s underwriter’s over-allotment option to the extent of 3,000,000 FLAG Units, with each FLAG Unit consisting of one share of FLAG Class A Common Stock and one-half of one FLAG Public Warrant. Each whole FLAG Public Warrant entitles its holder to purchase one share of FLAG Class A Common Stock at a purchase price of $11.50 per share, subject to adjustment as provided in FLAG’s IPO Prospectus filed with the Securities and Exchange Commission on September 14, 2021. The FLAG Units from the IPO were sold at an offering price of $10.00 per FLAG Unit, generating total gross proceeds of $230,000,000.

Simultaneously with the consummation of the IPO and the exercise of the IPO Underwriters’ over-allotment option, FLAG consummated the private sale to the Sponsor and Metric of 3,397,155 FLAG Private Placement Warrants at $1.50 per FLAG Private Placement Warrant for an aggregate purchase price of $5,095,733. A total of $230,000,000 was deposited into the Trust Account and $2,081,180 of cash was not held in the Trust Account and was available for working capital purposes to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The IPO was conducted pursuant to a registration statement on Form S-1 that became effective on September 9, 2021.

On September 13, 2022, FLAG Stockholders approved an amendment to FLAG’s certificate of incorporation to (i) extend the date by which FLAG must complete its initial business combination from September 14, 2022, to December 14, 2022, as subsequently extended to September 14, 2023, and (ii) provide the FLAG Board the ability to further extend the date by which FLAG must consummate a business combination up to three additional times for three months each time, for a maximum of 9 additional months, if the Sponsor pays an amount equal to 1% of the amount then on deposit in the Trust Account for each three-month extension, which amount will be deposited in the Trust Account; provided, that if as of the time of an extension FLAG has filed a Form S-4 or F-4 registration statement under the Securities Act or a proxy, information or tender offer statement with the SEC in connection with such initial business combination, then no Extension Fee would be required in connection with such extension; provided further, that for each three-month extension (if any) following such extension where no deposit into the Trust Account or other payment has been made, our sponsor or its affiliates or designees would be required to deposit into the Trust Account an amount equal to 1% of the amount then on deposit in the Trust Account.

In connection with the charter amendment, FLAG’s stockholders elected to redeem 18,871,976 shares of FLAG Class A common stock. After giving effect to such redemptions, there was $41,679,745 remaining in the Trust

Account. The FLAG Board subsequently approved extensions of the date by which FLAG must complete its initial business combination from (a) December 14, 2022 to March 14, 2023, and the Trust Account was funded with a payment of $415,626, (b) March 14, 2023 to June 14, 2023, and no fee was required in connection with such extension and (c) June 14, 2023 to September 14, 2023, and the Trust Account was funded with a payment of $423,186.

As of [●], 2023, the Record Date for the special meeting, there was approximately $[●] held in the Trust Account.

FLAG Units, FLAG Class A Common Stock and FLAG Public Warrants are listed on the NYSE American under the symbols FLAGU, FLAG and FLAGW, respectively. Upon the Closing, we expect that the Common Stock and warrants of New Calidi will begin trading on the NYSE American under the symbols “CLDI” and “CLDIW,” respectively.

The mailing address of FLAG’s principal executive office is 11110 Sunset Hills Road #2278 Reston, VA 20190. Its telephone number is (202) 503-9255. After the consummation of the Business Combination, its principal executive office will be that of Calidi.

Merger Sub

FLAG Merger Sub Inc. is a Nevada corporation and a wholly-owned subsidiary of FLAG formed solely for the purpose of effectuating the Merger described herein. Merger Sub was incorporated under the laws of Nevada as a corporation on December 9, 2022. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 11110 Sunset Hills Road #2278 Reston, VA 20190. Its telephone number is (202) 503-9255. After the consummation of the Business Combination, Merger Sub will cease to exist as a separate legal entity.

Calidi

Calidi Biotherapeutics, Inc., a Nevada corporation, is a clinical stage biopharmaceutical company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses and, potentially, other molecules to cancer patients. Calidi is currently developing two proprietary stem cell-based platforms to improve the antitumor activity of oncolytic viruses over traditional “naked” (unprotected) oncolytic virus therapies, by protecting the oncolytic virus, whether natural or engineered, from neutralization by the patient’s immune defenses, allowing for greater targeting of the tumor cells. Calidi’s principal executive offices are located at 4475 Executive Drive, Suite 200, San Diego, California, 92121 and its phone number is (858) 794-9600.

Emerging Growth Company

FLAG is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statement/prospectus, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for FLAG Securities and the prices of our securities may be more volatile.

FLAG will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which FLAG has total annual gross revenue of at least $1.235 billion, or (c) in which FLAG is deemed to be a large accelerated filer, which means the market value of FLAG Common Stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which FLAG has issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Business Combination Proposal

Structure of the Transactions

On January 9, 2023, FLAG entered into the Merger Agreement with Merger Sub, Purchaser Representative, Seller Representative and Calidi. Pursuant to the Merger Agreement, the parties thereto will enter into the Business Combination transaction by which Merger Sub will merge with and into Calidi with Calidi surviving such merger as a wholly-owned subsidiary of FLAG.

Merger Consideration

Subject to the terms of the Merger Agreement, upon consummation of the Merger, and after giving effect to the conversion of all Calidi Convertible Securities, other than Calidi Options, all shares of Calidi Common Stock outstanding as of the time of the Merger will be converted into (a) the right to receive shares of New Calidi Common Stock and (b) the contingent right to receive the Escalation Shares. The aggregate consideration to be paid to Calidi equityholders (excluding for this purpose options to purchase Calidi Common Stock) will be based on an equity value for Calidi of $250,000,000, subject to adjustment dependent upon (a) the difference in Calidi’s “net debt” as of the effective time of the Merger from a target “net debt” amount (as described in greater detail in this proxy statement/prospectus) and (b) the achievement of certain pre-closing milestones (if any), as further described in this proxy statement/prospectus. The shares of New Calidi Common Stock to be issued as merger consideration will be valued at $10.00 per share. The parties anticipate an adjustment to the merger consideration of $25,000,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing to be effected by Calidi, as described in this proxy statement/prospectus. Assuming no further adjustments in the merger consideration, we would expect each share of Calidi Common Stock to be converted into [●] shares of New Calidi Common Stock in the Merger and that the Calidi Stockholders will own [●] of the outstanding shares of New Calidi Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. This proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Calidi following the Business Combination. The estimated net cash per share of FLAG Common Stock that is being contributed to New Calidi is less than the $10.00 per share ascribed to such shares in the Merger Agreement or the amount per share that holders of FLAG Class A Common Stock would be entitled to receive upon exercise of their redemption rights.

See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

During the Escalation Period, Calidi Stockholders may be entitled to receive up to 18,000,000 Escalation Shares with incremental releases of 4,500,000 shares upon the achievement of each share price hurdle if the trading price of New Calidi Common Stock is $12.00, $14.00, $16.00 and $18.00 for a period of any 20 days within any 30-consecutive-day trading period. Holders of FLAG Class A Common Stock who do not redeem their shares will be entitled to their pro rata portion of up to an additional 2,000,000 Non-Redeeming Continuation Shares to be issued at Closing. To the extent that there are Non-Redeeming Continuation Shares that are not issued to the Non-Redeeming FLAG Stockholders (the “Unused Continuation Shares”), FLAG may designate for issuance at or prior to the Closing the Unused Continuation Shares as an incentive in connection with another equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or the post-Closing liquidity of FLAG and its subsidiaries. The Escalation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.

For more information regarding the sources and uses of the funds utilized to consummate the Transactions, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Sources and Uses of Funds for the Transactions.”

Calidi Convertible Securities

Any Calidi Convertible Security other than a Calidi Option, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Calidi Stock.

Exchange and Fractional Shares

Immediately prior to or at the Effective Time, FLAG will deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company, in its capacity as Exchange Agent, evidence in book-entry form of shares of FLAG Class A Common Stock representing the number of shares of FLAG Class A Common Stock sufficient to deliver the Merger Consideration, the Escalation Shares and the Non-Redeeming Continuation Shares.

Notwithstanding anything to the contrary as described in the Merger Agreement, no fraction of a share of New Calidi Common Stock will be issued by virtue of the Merger Agreement or the Transactions contemplated thereby, and each shareholder of Calidi who would otherwise be entitled to a fraction of a share of New Calidi Common Stock (after aggregating all shares of New Calidi Common Stock to which such shareholder of Calidi otherwise would be entitled) will instead have the number of shares of New Calidi Common Stock issued to such shareholder of Calidi rounded down to the nearest whole share of New Calidi Common Stock.

Treatment of Calidi Option Awards

As of the Effective Time, each outstanding Calidi Option will be assumed by FLAG and automatically converted into an option for shares of New Calidi Common Stock. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Calidi Equity Plan (except any references therein to Calidi or Calidi Common Stock will instead mean New Calidi and New Calidi Common Stock, respectively, and except for any other terms that are rendered inoperative by the transactions). Each Assumed Option will: (i) have the right to acquire a number of shares of New Calidi Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Calidi Common Stock which the Calidi Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Calidi Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Calidi Option. FLAG shall take all corporate action reasonably necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of New Calidi Common Stock for delivery upon the exercise of such Assumed Option.

Appraisal/Dissenter’s Rights

FLAG Stockholders do not have appraisal rights in connection with the Business Combination under the DGCL. Calidi Stockholders who do not vote in favor of the Business Combination, and satisfy certain other conditions, will be entitled to dissenters’ rights in connection with the Business Combination under Nevada law.

Closing and Effective Time of the Transactions

The Closing of the Transactions will take place promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Transactions,” unless FLAG and Calidi agree in writing to another time or unless the Merger Agreement is terminated. The Transactions are expected to be consummated promptly after the approval of FLAG’s public stockholders at the special meeting described in this proxy statement/prospectus.

Conditions to Closing of the Transactions

General Conditions

Consummation of the Transactions is conditioned on the approval of the FLAG Stockholders of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal, as described in this proxy statement/prospectus.

In addition, the consummation of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things:

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The requisite vote of Calidi Stockholders (including any separate class or series vote that is required, whether pursuant to its organizational documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which Calidi is or is required to be a party or bound, and the consummation of Transactions;

•	Any waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws shall have expired or been terminated;

•

The consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions contemplated by the Merger Agreement that are set forth on the applicable disclosure schedule to of the Merger Agreement shall have each been obtained or made;

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No governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions contemplated by the Merger Agreement;

•	After giving effect to the Redemption, FLAG shall have net tangible assets of at least $5,000,001;

•	Satisfaction of the Minimum Cash Condition;

•	The members of the post-closing New Calidi Board shall have been elected or appointed as of the Closing;

•

The registration statement, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the registration statement; and

•	Satisfaction of the Listing Condition.

FLAG’s Conditions to Closing

The obligations of FLAG to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	The representations and warranties of Calidi being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers);

•

Calidi shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Agreement to be performed or complied with by it on or prior to the Closing Date;

•	No “material adverse effect” shall have occurred with respect to the Target Companies taken as a whole since the date of the Merger Agreement which is continuing and uncured;

•	Each Voting and Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing;

•	FLAG shall have received a duly executed opinion from Calidi’s local counsel in Germany, in form and substance reasonably satisfactory to FLAG, addressed to FLAG and dated as of the Closing Date;

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FLAG shall have received evidence reasonably acceptable to FLAG that Calidi shall have terminated, extinguished and cancelled in full all outstanding Calidi Convertible Securities or commitments therefor other than the Assumed Options;

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Subject to the requirements of the Merger Agreement, FLAG shall have received written resignations, effective as of the Closing, of each of the directors and officers of Calidi as requested by FLAG prior to the Closing;

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No more than 5% of the issued and outstanding shares of Calidi Stock as of the Effective Time shall, in the aggregate, be (a) dissenting shares or (b) shares held by Calidi Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares;

•

FLAG shall have received evidence reasonably acceptable to FLAG that the contracts involving the Target Companies and/or Calidi Security Holders or other Related Persons set forth in Calidi’s disclosure schedules to the Merger Agreement shall have been terminated with no further obligation or liability of the Target Companies thereunder; and

•

FLAG shall have received a certificate from Calidi, dated as the Closing Date, signed by an executive officer of Calidi in such capacity, certifying as to the satisfaction of certain conditions set forth in the Merger Agreement.

Calidi’s Conditions to Closing

The obligations of Calidi to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	The representations and warranties of FLAG being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers);

•

FLAG shall have performed in all material respects all of FLAG’s obligations and complied in all material respects with all of FLAG’s agreements and covenants under the Merger Agreement to be performed or complied with by it on or prior to the Closing Date;

•	No “material adverse effect” shall have occurred with respect to FLAG since the date of the Merger Agreement which is continuing and uncured;

•	The Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing;

•

The Sponsor shall have provided documentary evidence, satisfactory to Calidi, that the Sponsor and Metric have transferred twenty-five (25%) of their shares of FLAG Class B Common Stock and one hundred (100%) of their Private Placement Warrants (i) as incentives in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance, or (ii) to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG, or transferred such Incentive Securities to FLAG for cancellation without further consideration;

•

The IPO Underwriter shall have waived all of its right, title and interest in deferred compensation and expenses that FLAG would have been obligated to pay from the proceeds in the Trust Account or otherwise; and

•

FLAG shall have delivered to Calidi a certificate, dated the Closing Date, signed by an executive officer of FLAG in such capacity, certifying as to the satisfaction of certain conditions specified in the Merger Agreement.

The foregoing summary of the material provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and which is incorporated by reference in this proxy statement/prospectus. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

Sponsor Agreement

Simultaneously with the execution of the Merger Agreement, FLAG, Calidi, the Sponsor, Metric and the Insiders entered into the Sponsor Agreement. The following summary of the Sponsor Agreement is qualified by reference to the complete text of the form of Sponsor Agreement, a copy of which is attached as Annex D to this proxy statement/prospectus.

Pursuant to the terms of the Sponsor Agreement, the Sponsor, Metric and the Insiders agreed, among other things, (A) to vote any shares of FLAG Common Stock held by such party in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus and (B) not to redeem any shares of FLAG Class A Common Stock or FLAG Class B Common Stock, in connection with the Redemption.

Additionally, the Sponsor and Metric agreed to make available up to 3,397,155 FLAG Private Placement Warrants and 643,951 shares of FLAG Class B Common Stock, in the case of the Sponsor, and 217,886 shares of FLAG Class B Common Stock, in the case of Metric, (i) as incentives in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance, or (ii) to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG or otherwise forfeit such Incentive Securities for no consideration. The potential transfer of such Incentive Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor’s and Metric’s current respective holdings of Private Placement Warrants and founder shares.

With respect to the remaining shares of FLAG Class B Common Stock that are held by the Sponsor and Metric, the Sponsor and Metric each agreed that if the Closing occurs, it shall not transfer, with limited exceptions, (i) 50% of such shares of FLAG Class B Common Stock (or FLAG Class A Common Stock issuable on the conversion thereof) until the earliest to occur of (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of New Calidi Common Stock equals or exceeds

$12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which New Calidi completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the FLAG’s public stockholders having the right to exchange their shares of New Calidi Common Stock for cash, securities or other property (a “Subsequent Transaction”) and (ii) the remaining 50% of such shares of FLAG Class B Common Stock (or FLAG Class A Common Stock issuable on the conversion thereof) until the earliest to occur of (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30-consecutive-day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction.

Registration Rights Agreement

In connection with consummation of the Business Combination, FLAG, Calidi, the Sponsor, Metric, the Significant Calidi Holders and certain other parties thereto will enter into the Registration Rights Agreement. The Registration Rights Agreement will provide these holders (and their permitted transferees) with, among other things, (i) the right to require New Calidi, at New Calidi’s expense, to file a registration statement in respect of the resale of up to 20,062,265 shares of New Calid Common Stock that they hold within 30 days following the Closing Date and on customary terms for a transaction of this type and (ii) customary registration rights, including demand, piggy-back and shelf registration rights.

Voting and Lock-Up Agreement

Simultaneously with the execution of the Merger Agreement, each Significant Calidi Holder entered into a Voting and Lock-Up Agreement with FLAG and Calidi. The following summary of the Voting and Lock-Up Agreement is qualified by reference to the complete text of the form of Voting and Lock-Up Agreement, a copy of which is attached as Annex E to this proxy statement/prospectus.

Pursuant to the Voting and Lock-Up Agreement, each Significant Calidi Holder agreed to execute and deliver an irrevocable written consent to FLAG within fifteen (15) business days following the time that the Registration Statement is declared effective under the Securities Act approving the Merger Agreement and the ancillary agreements under the Transactions and any other matters necessary or appropriate in order to effect the Merger and the Transactions contemplated by the Merger Agreement (the “Calidi Stockholder Consent”).

Additionally, with respect to the shares of New Calidi Common Stock received as Merger Consideration, each Significant Calidi Holder agreed that if Closing occurs (A) with respect to 50% of such shares, he will not transfer such shares, with limited exceptions, until the earliest of (a) the six-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction and (B) with respect to the remaining 50% of such shares, he will not transfer such shares, with limited exceptions, until the earliest to occur of (a) the twelve-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction. 16,897,774 shares of New

Calidi Common Stock are subject to lock-up arrangements pursuant to the Sponsor Agreement and Voting and Lock-Up Agreements.

In connection with the Series B Financing, Jackson executed a Voting and Lock-Up Agreement pursuant to which he agreed (i) to execute and deliver the Calidi Stockholder Consent and (ii) that with respect to the shares of New Calidi Common Stock received as Merger Consideration, that if Closing occurs, he will not transfer such shares until the earliest of (a) the six-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction.

Incentive Plan

Prior to the consummation of the Business Combination, the FLAG Board is expected to approve and adopt, subject to FLAG Stockholder approval, the 2023 Equity Incentive Plan. If the Incentive Plan is approved by FLAG Stockholders, New Calidi will be authorized to grant equity awards to eligible service providers following consummation of the Merger. The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex G. If the 2023 Incentive Plan is not approved by the FLAG Stockholders, it will not become effective. The 2023 Incentive Plan is described in more detail in the section entitled “Proposal No. 4 — The Incentive Plan Proposal”.

Employee Stock Purchase Plan

The FLAG Board will adopt the 2023 ESPP prior to the Meeting, in substantially the form of Annex H attached to this proxy statement/prospectus, subject to FLAG Stockholder approval at the Meeting. If FLAG Stockholders approve this Proposal, the 2023 ESPP will become effective on the consummation of the Business Combination. If the 2023 ESPP is not approved by FLAG Stockholders, it will not become effective.

Please see the section entitled “Proposal No. 5 — The ESPP Proposal” for additional information.

Impact of the Business Combination on New Calidi’s Public Float

As of the date of this proxy statement/prospectus, there are (i) 4,128,024 shares of FLAG Class A Common Stock issued and outstanding; (ii) 5,750,000 founder shares, (iii) 3,397,155 FLAG Private Placement Warrants and (iv) 11,500,000 FLAG Public Warrants issued and outstanding. Each whole warrant entitles the holder thereof to purchase one share of FLAG Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of New Calidi Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination) the FLAG fully diluted share capital would be 24,775,179 common stock equivalents.

The following pro forma ownership table has been prepared assuming three alternative levels of redemption into cash of shares of FLAG Class A Common Stock:

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Scenario 1 — Assuming No Redemptions: This scenario assumes that none of FLAG’s public stockholders exercise redemption rights with respect to their public shares and receive an additional 2,000,000 FLAG Non-Redeeming Continuation Shares in connection with the Closing pursuant to the Merger Agreement.

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Scenario 2 — Assuming 50% Redemptions: This scenario assumes that 2,064,012 public shares are redeemed for aggregate redemption payments of approximately $21.7 million (assuming a redemption price of approximately $10.50 per Public Share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment including interest), which represents 50% of the public shares eligible for redemption in connection with the Closing. This scenario also assumes that an additional 1,000,000 FLAG Non-Redeeming Continuation shares are issued to FLAG’s public shareholders in connection with the Closing, which represents the 50% of the public shares that are not redeemed in connection with the Closing, pursuant to the Merger Agreement. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 50% redemptions.

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Scenario 3 — Assuming Maximum Redemptions: This scenario assumes that all 4,128,024 public shares are redeemed for aggregate redemption payments of approximately $43.3 million (assuming a redemption price of approximately $10.50 per public share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment including interest), which represents the maximum number of public shares eligible for redemption in connection with the Closing and no additional shares are issued to public shareholders. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the Maximum Redemptions.

The following pro forma ownership table has been prepared on the assumption that, at the Closing, the Calidi Security Holders will receive an aggregate of 27,500,000 shares of newly issued New Calidi Common Stock as Merger Consideration (excluding Assumed Options in accordance with the terms of the Merger Agreement) and assuming no further adjustment to the Merger Consideration for Net Debt and no adjustment for any contingent consideration discussed below. The pro forma ownership table does not take into account shares of New Calidi Common Stock issuable after Closing to holders of Calidi Options that are assumed by New Calidi after the Closing.

The following summarizes anticipated pro forma ownership of outstanding New Calidi Common Stock after giving effect to the Merger under the “no,” “50%” and “maximum” redemption scenarios, taking into account all of the assumptions that are further detailed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”:

	No Redemption		50% Redemption(5)		Maximum Redemption
	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Stockholders
Calidi Stockholders(1)	27,500,000	69.8%	27,500,000	75.7%	27,500,000	82.7%
FLAG public stockholders (redeemable shares)	4,128,024	10.5%	2,064,012	5.7%	—	—%
Founder Shares(2)(3)	5,750,000	14.6%	5,750,000	15.8%	5,750,000	17.3%
FLAG Non-Redeeming Continuation Shares(4)	2,000,000	5.1%	1,000,000	2.8%	—	—%

Total shares of Common Stock outstanding at closing of the Transaction(6)	39,378,024	100.0%	36,314,012	100.0%	33,250,000	100.0%

(1)

The Pro Forma Financial Information has been prepared based on an assumed issuance of 27,500,000 shares of Class A Common Stock to the Calidi Security Holders at the Closing and assuming no further adjustment to the Merger Consideration for Calidi indebtedness, net of cash and no adjustment for Escalation Shares, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2023 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no pre- or post-Closing adjustment to the Merger Consideration for any contingent consideration, and no further adjustment on account of Calidi’s Net Debt as of the Closing Date; (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of shares of Calidi Common Stock, as of the Closing Date, is equal to an estimated 0.40 Conversion Ratio, and (v) that all other Calidi Securities outstanding as of immediately prior to the Closing Date are converted in shares of Calidi Common Stock in accordance with their terms (other than vested non-qualified Calidi stock options which are not part of the determination of the Conversion Rate) and all Calidi Options outstanding which will be assumed by FLAG in accordance with the Merger Agreement, which are not included in the Merger Consideration (or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.

(2)

Represents 2,189,577 founder shares held by the Sponsor, 742,801 founder shares held by Metric and 2,817,622 founder shares that have been transferred to third party investors (which includes 514,968 founder shares transferred or to be transferred to investors in connection with the Series B Financing).

(3)

Includes founder shares subject to the “lock up” provisions of the Sponsor Agreement as holders of such shares are entitled to vote such shares and receive dividends and other distributions thereon during the lock-up period.

(4)	To be issued to FLAG public stockholders.
(5)

The “50% Redemption” scenario is not presented in the “Unaudited Pro Forma Condensed Combined Financial Information” section included elsewhere in this proxy statement/prospectus because this scenario is not considered likely to occur.

(6)	The table excludes the following:

•	The issuance of up to 18,000,000 Escalation Shares;

•	11,500,000 unexercised FLAG Public Warrants;

•	3,397,155 unexercised FLAG Private Placement Warrants;

•	7,619,207 unexercised Assumed Calidi Options;

•

New Calidi equity awards pursuant to the 2023 Equity Incentive Plan, if adopted, which is equal to 10% of the issued and outstanding shares of New Calidi determined as of immediately after the closing of the Merger (after giving effect to the Redemption or such lesser amount as determined by the New Calidi Board at such time).

The sensitivity table below sets forth the potential additional dilutive impact of each of the Escalation Shares, FLAG Public Warrants, FLAG Private Placement Warrants, Assumed Calidi Options, and New Calidi equity awards under the 2023 Equity Incentive Plan, in each redemption scenario.

	Share Ownership in New Calidi(1)
	No Redemption		50% Redemption		Maximum Redemption
Additional Dilution Sources	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Escalation Shares(2)	18,000,000	31.4%	18,000,000	33.1%	18,000,000	35.1%
FLAG Public Warrants(3)	11,500,000	22.6%	11,500,000	24.1%	11,500,000	25.7%
FLAG Private Placement Warrants(4)	3,397,155	7.9%	3,397,155	8.6%	3,397,155	9.3%
Assumed Calidi Options(5)	7,619,207	16.2%	7,619,207	17.3%	7,619,207	18.6%
2023 Equity Incentive Plan(6)	3,937,802	9.1%	3,631,401	9.1%	3,325,000	9.1%

Total Additional Dilutive Sources(7)	44,454,164	53.0%	44,147,763	54.9%	43,841,362	56.9%

(1)

Percentages in this table assume that the dilutive securities are added to the outstanding shares as of immediately following the Closing as shown in the previous table in the respective redemption scenarios.

(2)

This row assumes issuance of all 18,000,000 Escalation Shares. Percentages in this row represent (a) the Escalation Shares divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 18,000,000 Escalation Shares.

(3)

This row assumes exercise of all FLAG Public Warrants to purchase 11,500,000 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Public Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing as shown in the previous table in the applicable redemption scenario plus (ii) 11,500,000 shares of New Calidi Common Stock underlying the FLAG Public Warrants.

(4)

This row assumes exercise of all FLAG Private Placement Warrants to purchase 3,397,155 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 3,397,155 shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants.

(5)

This row assumes the exercise of all 7,619,207 Assumed Options. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the Assumed Options divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 7,619,207 shares of New Calidi Common Stock underlying the Assumed Options.

(6)

This row assumes the exercise of New Calidi equity awards under the 2023 Equity Incentive Plan, calculated at 10% of the outstanding shares as of immediately following the Closing for each redemption scenario. Percentages in this row represent (a) the shares of New Calidi Common Stock eligible for issuance under the 2023 Equity Incentive Plan divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) shares of New Calidi Common Stock underlying the New Calidi equity awards under the 2023 Equity Incentive Plan.

(7)

This row assumes the exercise and vesting of all additional dilutive sources listed in the rows above. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying all additional dilutive sources listed in the rows above divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) all shares of New Calidi Common Stock underlying the additional dilutive sources listed in the rows above.

The following table illustrates the net cash balance of the combined company after the payment of transaction expenses, under each scenario presented, for purposes of the Minimum Cash Condition, assuming the Closing occurred on September 14, 2023 (amounts in thousands).

For a complete discussion on pro forma financial information and all pro forma adjustments, see the section under “Unaudited Pro Forma Combined Financial Information” included elsewhere in this proxy statement/prospectus:

	No Redemption	50% Redemption	Maximum Redemption
Cash proceeds from the Trust Account(1)	$43,330	$21,665	$—
Calidi Series B Financing(2)	25,000	25,000	25,000
Transaction costs	(8,967)	(8,967)	(8,967)

Minimum Cash Condition at the Closing(3)	$59,363	$37,698	$16,033

(1)	Balance is as of March 31, 2023, adjusted for the June Extension Fee paid on June 16, 2023.
(2)

Includes $25.0 million financing commitments pursuant to the Series B Financing of which $5.0 million was funded on June 20, 2023, and the remaining amount is to be funded at the closing of the Business Combination.

(3)	Under all redemption scenarios shown above, the Minimum Cash Condition is satisfied, however, if necessary, FLAG and Calidi have the ability to mutually agree to waive the Minimum Cash Condition.

Matters Being Voted On

The stockholders of FLAG will be asked to consider and vote on the following proposals at the special meeting:

1. A proposal to approve the Business Combination described in this proxy statement/prospectus, including approving the Transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

2. A proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of FLAG, which will be the certificate of incorporation of New Calidi, in the form attached to this proxy statement/prospectus as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

3. A proposal to vote upon, on a non-binding advisory basis, certain governance provisions in the Second Amended and Restated Certificate of Incorporation, presented separately in accordance with the requirements of the SEC. Please see the section entitled “Proposal No. 3 — The Governance Proposal”;

4. A proposal to approve and adopt the Incentive Plan, in the form attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;

5. A proposal to approve and adopt the ESPP, in the form attached to this proxy statement/prospectus as Annex H, and the material terms thereof, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

6. A proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors. Please see the section entitled “Proposal No. 6 — The New Board Proposal”;

7. A proposal to approve, for purposes of complying with Section 712(b) and Section 713(b) of the NYSE American’s Company Guide, (a) the issuance of more than 20% of FLAG’s issued and outstanding shares of common stock in connection with the Business Combination, and (b) the issuance of more than 20% of FLAG’s issued and outstanding shares to a single holder (which may constitute a change in control under the NYSE

American’s Company Guide) in connection with the Business Combination. Please see the section entitled “Proposal No. 7 — NYSE American Proposal”; and

8. A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal. Please see the section entitled “Proposal No. 8 — Adjournment Proposal.”

Date, Time and Place of Special Meeting of FLAG Stockholders

The special meeting of stockholders of FLAG will be held via live webcast at [●] a.m. Eastern Time, on [●], 2023. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

At the special meeting, stockholders will be asked to consider and vote upon the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal and the Adjournment Proposal to permit further solicitation and vote of proxies if FLAG is not able to consummate the Transactions.

Voting Power; Record Date

FLAG Stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of FLAG Common Stock at the close of business on [●], 2023, which is the Record Date for the special meeting. FLAG Stockholders will have one vote for each share of FLAG Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. FLAG Warrants do not have voting rights. On the Record Date, there were 9,878,024 shares of FLAG Common Stock outstanding, of which 4,128,024 were public shares and 5,750,000 were founder shares.

Quorum and Vote of FLAG Stockholders

A quorum of FLAG Stockholders is necessary to hold a valid meeting. A quorum will be present at the FLAG special meeting if a majority of the outstanding shares of FLAG Common Stock entitled to vote at the meeting are represented in person or by proxy. Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

The Sponsor, Metric and the Insiders own of record and are entitled to vote an aggregate of [●]% of the outstanding shares of FLAG Common Stock as of the Record Date. The Sponsor, Metric and the Insiders have agreed to vote any FLAG Common Stock over which they have voting control (including any public shares owned by them) in favor of the Transactions. The Proposals presented at the special meeting will require the following votes:

•

The approval of each of the Business Combination Proposal, the Governance Proposal (which is a non-binding advisory vote), the Incentive Plan Proposal, the ESPP Proposal, the NYSE American Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Business Combination Proposal, the Governance Proposal, the

Incentive Plan Proposal, the ESPP Proposal and the NYSE American Proposal and the Adjournment Proposal will have no effect on such proposals.

•

The approval of the Charter Proposal requires the affirmative vote of at least 65% of the issued and outstanding shares of FLAG Common Stock entitled to vote thereon as of the Record Date. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such Proposal.

•

Directors are elected by a plurality of all of the votes cast by holders of shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. Holders of FLAG Common Stock may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, failure to vote by proxy or to vote at the special meeting with regard to the director election proposal will have no effect on such proposal. Pursuant to the Current Charter, only holders of FLAG Class B Common Stock will have the right to vote on the New Board Proposal.

Abstentions will have the same effect as a vote “AGAINST” the Charter Proposal, but will have no effect on the other Proposals. Please note that holders of the public shares cannot seek redemption of their shares for cash unless they affirmatively vote “FOR” or “AGAINST” the Business Combination Proposal.

Consummation of the Transactions is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Transactions.

Redemption Rights

Pursuant to FLAG’s Current Charter, holders of public shares may seek to redeem their shares for cash, regardless of whether they vote “FOR” or “AGAINST” the Business Combination Proposal. Any stockholder holding public shares as of the Record Date may demand that FLAG redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $[●] per share as of [●], 2023, the Record Date for the special meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks Redemption as described in this proxy statement/prospectus and the Business Combination is consummated, FLAG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination. Please see the section entitled “Special Meeting of FLAG Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption rights with respect to more than 15% of the public shares.

Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Business Combination will not be consummated if FLAG has net tangible assets of less than $5,000,001, after taking into account holders of public shares that have properly demanded Redemption of their shares for cash. The Business Combination also will not be consummated if FLAG does not satisfy the Minimum Cash Condition.

Holders of FLAG Warrants do not have Redemption rights with respect to such securities.

Appraisal Rights

FLAG Stockholders do not have appraisal rights in connection with the Transactions under the DGCL. Calidi Stockholders who do not vote in favor of the Business Combination, and satisfy certain other conditions, will be entitled to dissenters’ rights in connection with the Business Combination under Nevada law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. FLAG has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the meeting if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of FLAG Stockholders — Revoking Your Proxy.”

Listing

FLAG Units, FLAG Class A Common Stock and FLAG Public Warrants are publicly traded on the NYSE American under the symbols “FLAGU,” “FLAG” and “FLAGW,” respectively. Following the Closing, New Calidi intends to continue to have its Common Stock and public warrants publicly traded under the proposed symbols “CLDI” and “CLDIW,” respectively.

Comparison of Stockholders’ Rights

Following the Business Combination, the rights of public holders who become stockholders of New Calidi in the Business Combination will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter. See the section entitled “Comparison of Stockholders’ Rights.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the FLAG Board to vote in favor of approval of the Business Combination Proposal and the other Proposals, public stockholders should keep in mind that the Sponsor and the Insiders have interests in such Proposals that are different from, or in addition to, those of FLAG Stockholders generally and that conflict with the interests of FLAG’s public stockholders. In particular:

•

the fact that the Sponsor paid approximately $0.004 per share, or an aggregate of $20,025, for the founder shares initially held by the Sponsor (a portion of which have been transferred to the anchor investors pursuant to the terms of the Investment Agreements), which are shares of FLAG Class B Common Stock that will automatically convert into FLAG Class A Common Stock upon consummation of the Business Combination. The founder shares owned by the Sponsor will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of FLAG Class A Common Stock on [●], the aggregate value of the founder shares owned by the Sponsor as of the same date is approximately $[●] million. If FLAG does not consummate the Business Combination or another initial business combination within the completion window, and FLAG is therefore required to be liquidated, these shares would be worthless, as the founder shares are not entitled to participate in any redemption or liquidation of the Trust Account. If FLAG consummates the Business Combination, the Sponsor and its members can earn a positive rate of return on their investment, even if other FLAG stockholders experience a negative rate of return on their investment in the combined company;

•

the fact that each of FLAG’s directors, officers and operating partners is a member of a series of the Sponsor, a Delaware series limited liability company, and each individual has an indirect economic interest in the FLAG securities owned by the Sponsor through ownership of membership interests of a series of the Sponsor, even though they do not beneficially own such shares. Accordingly, by reason of the above and other interests referred to below, each such individual is incentivized to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate;

•

the fact that, as of the date hereof, the aggregate amount of capital that is at risk of loss if the Business Combination is not completed within the completion window (including securities held, loans extended, fees due and out-of-pocket expenses subject to reimbursement) is (i) $2,500,000 for the members of the Sponsor who are not Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity) and (ii) $1,656,000 for the Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity). Additionally, the Sponsor has agreed to use its FLAG Private Placement Warrants to incentivize other equity investors or to pay expenses or otherwise reduce costs incurred in connection with the Transaction, or other pre-Closing operating costs of FLAG, or otherwise forfeit such securities for no consideration, which it acquired for an aggregate purchase price of $3,675,000, upon the consummation of the Business Combination;

•

the fact that FLAG has issued promissory notes to certain directors of FLAG and members of the Sponsor (approximately $710,000 in the aggregate) for working capital purposes and to fund the payment of extension fees in connection with the Extension. FLAG is required to pay interest at a per annum rate of 50% to 100% of the loan amount evidenced by such notes, representing an aggregate amount of interest of $384,000 (assuming the Business Combination is consummated by June 15, 2023). Each of these notes is payable upon the consummation of FLAG’s initial business combination and if FLAG is unable to consummate the Business Combination or another business combination within the completion window, the Sponsor members and the Insiders who contributed such funds to FLAG will not be repaid such loaned amounts and interest, if applicable. Prior to entering into the promissory notes, FLAG sought financing from traditional debt sources but was unable to secure any funds on any terms given the state of the debt markets at the time. In particular, FLAG management sought financing from outside investors and members of the Sponsor who would be willing to invest in high risk, no collateral loans with no personal guarantees. FLAG management discussed with unaffiliated potential investors the market rate of interest and other terms for similar uncollateralized loans issued to SPACs prior to the announcement of an initial business combination. The rates that were offered to FLAG in these discussions ranged from per annum interest rates of 300% to 400% of the applicable loan amount for a 6 month term. Given the terms offered by these unaffiliated institutional investors and lenders, FLAG management and the FLAG Board discussed and mutually agreed to terms with certain directors of FLAG and members of the Sponsor that were more favorable to FLAG viz., a per annum rate of return of (i) 100% of the loan amount, in connection with loans made prior to the announcement of the Business Combination) and (ii) 50% of the loan amount, in connection with loans made following the announcement of the Business Combination. FLAG entered into the promissory notes on these terms as they were the best available to FLAG at the time;

•

the fact that the Sponsor paid $1.50 per FLAG Private Placement Warrant, or an aggregate of $3,675,000, for the FLAG Private Placement Warrants acquired by the Sponsor in a private placement simultaneous with the IPO. If FLAG consummates the Business Combination, the shares of FLAG Class A Common Stock to be received upon exercise of the FLAG Private Placement Warrants will be converted into shares of Common Stock of New Calidi. However, if FLAG does not consummate the Business Combination within the completion window, and FLAG is therefore required to be liquidated, these securities will be worthless. This provides further incentive to FLAG’s directors, officers and operating partners to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate;

•

the fact that if the Trust Account is liquidated, including in the event FLAG is unable to complete the Business Combination within the completion window, the Sponsor has agreed to indemnify FLAG to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share of FLAG Class A Common Stock, or such lesser amount per share as is in the Trust Account on the liquidation date, by the claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that FLAG may not be able to reimburse its directors, officers and operating partners for expenses incurred by them related to investigating, negotiating and completing the Business Combination unless the Business Combination is consummated. As of [●], 2023, there are [no]/[●] unpaid expenses reimbursable to the Insiders or operating partners at the Closing. In the future, the Insiders and operating partners may incur additional expenses for which they expect to be reimbursed at the Closing of the Business Combination. There is no limit on the amount of out-of-pocket expenses reimbursable by FLAG. However, if FLAG fails to consummate the Business Combination within the completion window, the Insiders and operating partners will not have any claim against the Trust Account for reimbursement. Accordingly, FLAG may not be able to reimburse these expenses, if any, if the Business Combination is not completed by such date;

•

On September 9, 2021, the Sponsor and the Insiders entered into letter agreements, pursuant to which, among other things, the Insiders agreed to vote any shares of FLAG capital stock held by them to approve a proposed business combination (including any proposals recommended by the Board in connection with such business combination) and not to redeem any shares of FLAG capital stock held by them in connection with such stockholder approval in order to induce FLAG and the IPO Underwriter to enter into an underwriting agreement and to proceed with FLAG’s initial public offering;

•

The Sponsor, the Insiders and FLAG entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor and the Insiders agreed to vote any shares of FLAG capital stock held by them to approve the Business Combination and the other FLAG stockholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their FLAG securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Agreement, the Sponsor also agreed to make available all of its FLAG Private Placement Warrants and up to 643,951 of its founder shares to incentivize investors, pay expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of FLAG, or otherwise forfeit such securities for no consideration; and

•

Pursuant to the Registration Rights Agreement, the Sponsor and certain related parties will have customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Calidi Common Stock held by such parties following the consummation of the Business Combination.

Board of Directors following the Business Combination

Upon consummation of the Business Combination, seven directors, six of whom will be designated by Calidi and one of whom will be designated by FLAG, will be elected to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors.

In connection with the Business Combination, Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng, James Schoeneck, Alfonso Zulueta and Thomas Vecchiolla have each been nominated to serve as directors of New Calidi upon completion of the Business Combination.

Please see the sections entitled “Proposal No. 6 — The New Board Proposal” and “Management After the Business Combination” for additional information.

Opinion of FLAG’s Financial Advisor

In connection with the Merger Agreement, The Benchmark Company, LLC (“Benchmark”), rendered an oral opinion, which was confirmed by delivery of a written opinion, a copy of which is attached to this proxy statement/prospectus as Annex D to the FLAG Board to the effect that, as of January 6, 2023, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration in connection with the Merger was fair, from a financial point of view, to FLAG’s public stockholders.

For a description of the opinion that the FLAG Board received from Benchmark, see “Proposal No. 1 — The Business Combination Proposal — Opinion of FLAG’s Financial Advisor.”

Recommendation to Stockholders

The FLAG Board believes that the Business Combination Proposal and the other Proposals to be presented at the special meeting are fair to and in the best interest of FLAG Stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the New Board Proposal, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the FLAG Board’s recommendation of these Proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of FLAG Stockholders generally. Accordingly, each such individual is incentivized to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The FLAG Board was aware of these interests, among other matters, in evaluating the Transactions and in recommending to the FLAG Stockholders that they vote “FOR” the proposals presented at the special meeting.

Tax Consequences of the Business Combination

For a description of certain U.S. federal income tax consequences of the Transactions and the exercise of Redemption rights, please see the information set forth in “Proposal No. 1 — The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Redemption to FLAG Stockholders.”

Expected Accounting Treatment of the Transactions

We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, FLAG is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Calidi will represent a continuation of the financial statements of Calidi, with the Transactions treated as the equivalent of Calidi issuing shares for the net assets of FLAG, accompanied by a recapitalization. The net assets of FLAG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Calidi in future reports of New Calidi. See the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment of the Transactions.”

Regulatory Matters

Neither FLAG nor Calidi is aware of any material regulatory approvals or actions that are required for completion of the Business Combination that have not been obtained, except for filings (i) of a certificate of merger necessary to effectuate the Merger, (ii) in connection with HSR approval and (iii) required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Risk Factors

In evaluating the Proposals to be presented at the special meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks include, but are not limited to the following:

•	Calidi is a biopharmaceutical company with a limited operating history and has not generated any revenue to date from product sales;

•	Calidi has incurred significant operating losses since its inception and anticipates that it will incur continued losses for the foreseeable future;

•	Calidi has no products approved for commercial sale and has not generated any revenue from product sales;

•

Even if the Business Combination is consummated, New Calidi will need to raise substantial additional funding. If New Calidi is unable to raise capital when needed, or if at all, New Calidi would be forced to delay, reduce or eliminate some of its product development programs or commercialization efforts;

•	Calidi’s engineered allogeneic stem cell product candidates represent a novel approach to cancer treatment that creates significant challenges.

•

Calidi’s business is highly dependent on the success of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201. If Calidi is unable to obtain approval for CLD-101 for newly diagnosed HGG, CLD-201, or CLD-101 for recurrent HGG and effectively commercialize any of these product candidates for the treatment of patients in its approved indications, Calidi’s business would be significantly harmed.

•

Calidi’s preclinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of its product candidates, which would prevent or delay development, regulatory approval, and commercialization.

•

Calidi’s product candidates are based on a novel approach to the treatment of cancer, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval, if at all.

•

Even if Calidi receives marketing approval for its current or future product candidates, its current or future product candidates may not achieve broad market acceptance, which would limit the revenue that Calidi generates from their sales.

•

The regulatory approval processes of the FDA and other regulatory authorities are lengthy, time consuming and inherently unpredictable. If Calidi is not able to obtain, or experience delays in obtaining, required regulatory approvals, Calidi will not be able to commercialize CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates as expected, and Calidi’s ability to generate revenue may be materially impaired.

•

The Sponsor and the Insiders have interests in the Business Combination that incentivized them to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate;

•	FLAG’s Sponsor, Metric and the Insiders have agreed to vote in favor of the Business Combination, regardless of how FLAG’s public stockholders vote;

•

The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for FLAG to complete the Business Combination as contemplated in the Merger Agreement;

•

The exercise of the Insiders’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in FLAG Stockholders’ best interest;

•	The NYSE American may not continue to list FLAG Securities, which could limit investors’ ability to make transactions in FLAG Securities and subject FLAG to additional trading restrictions;

•

If a stockholder fails to receive notice of FLAG’s offer to redeem FLAG’s public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed;

•

There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public stockholder in a better future economic position;

•	Even if FLAG consummates the Business Combination, there is no guarantee that the FLAG Public Warrants will ever be in the money, and they may expire worthless;

•	If third parties bring claims against FLAG, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share;

•

FLAG’s directors may decide not to enforce the indemnification obligations of FLAG’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to FLAG’s public stockholders;

•

If, after FLAG distributes the proceeds in the Trust Account to FLAG’s public stockholders, FLAG files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the FLAG Board may be viewed as having breached their fiduciary duties to FLAG’s creditors, thereby exposing the members of the FLAG Board and FLAG to claims of punitive damages;

•

If, before distributing the proceeds in the Trust Account to FLAG’s public stockholders, FLAG files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such a proceeding may have priority over the claims of FLAG Stockholders and the per-share amount that would otherwise be received by FLAG Stockholders in connection with FLAG’s liquidation may be reduced;

•	If FLAG is unable to complete the Business Combination, all FLAG Warrants will expire worthless;

•	FLAG’s public stockholders may be held liable for claims by third parties against FLAG to the extent of distributions received by them upon redemption of their shares;

•

FLAG has no operating history and its results of operations and those of Calidi may differ significantly from the unaudited pro forma combined financial information included in this proxy statement/prospectus;

•

Following the consummation of the Business Combination, New Calidi’s only significant asset will be its ownership interest in the New Calidi business, and such ownership may not be sufficiently profitable or valuable to enable New Calidi to satisfy New Calidi’s other financial obligations. New Calidi does not anticipate paying any cash dividends for the foreseeable future;

•

The Proposed Charter will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between New Calidi and its stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit New Calidi stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers or employees or the underwriters or any offering giving rise to such claim;

•	A market for New Calidi’s securities may not continue, which would adversely affect the liquidity and price of New Calidi’s securities;

•

FLAG does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for FLAG to complete the Business Combination with which a substantial majority of FLAG Stockholders do not agree; and

•	FLAG may be subject to a new 1% U.S. federal excise tax in connection with redemptions of FLAG Common Stock.

Sources and Uses of Funds for the Transactions

The following table summarizes the sources and uses for funding the Transactions. These figures assume (i) that no public stockholders exercise their redemption rights in connection with the Transactions, and (ii) New Calidi issues 27,500,000 shares of New Calidi Common Stock to the Calidi Stockholders and reserves [●] shares of New Calidi Common Stock for potential future issuance upon the exercise of New Calidi Options or settlement of New Calidi RSUs as part of the Merger Consideration pursuant to the Merger Agreement. These figures do not reflect the issuance of certain term loans by Calidi and FLAG, respectively, which are expected to mature and be paid off at Closing. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account	43	Cash to balance sheet	34
		Transaction expenses(1)	9
FLAG Stockholders	275	FLAG Stockholders	275

Total sources	318	Total uses	318

(1)

Transaction expenses are comprised of FLAG’s legal fees of approximately $4.0 million, Calidi’s legal fees of approximately $1.2 million, D&O insurance expense, including tail policy, of approximately $800,000, Calidi’s capital markets advisory fee of $700,000, Benchmark’s fee in connection with the fairness opinion of $300,000 and administrative costs relating to SEC and state filing fees, financial printing fees and mailing and proxy solicitation of approximately $2.0 million.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the Closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of FLAG, Calidi and New Calidi and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” “target,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on information available as of the date of this proxy statement/prospectus and on the current expectations, forecasts and assumptions of the management of FLAG and Calidi, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by FLAG and the following:

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•

the inability of the parties to successfully or timely consummate the proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Calidi or the expected benefits of the proposed Transactions or that the approval of the shareholders of FLAG or Calidi is not obtained;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the potential inability to maintain the listing of FLAG Securities with the NYSE American;

•	the outcome of any legal proceedings that may be instituted against FLAG or Calidi following announcement of the proposed Transactions;

•	failure to realize the anticipated benefits of the proposed Transactions;

•

unanticipated costs related to the Transactions and the potential failure to realize anticipated benefits of the proposed Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions;

•	potential exercise of appraisal rights by some Calidi Stockholders, which may reduce available cash;

•	the effect of the announcement or pendency of the proposed Business Combination on Calidi’s business relationships, operating results, and business generally;

•	risks that the proposed Business Combination disrupts current plans and operations of Calidi;

•	the need to obtain regulatory approval for Calidi’s product candidates;

•	the risk that preclinical studies and any ensuing clinical trials will not demonstrate that Calidi’s product candidates are safe and effective;

•	the risk that Calidi’s product candidates will have adverse side effects or other unintended consequences, which could impair their necessary governmental approvals or marketability;

•	the risk that Calidi’s product candidates do not satisfy other legal and regulatory requirements for marketability in one or more jurisdictions;

•	the risks of enhanced regulatory scrutiny of solutions utilizing oncolytic viruses or human stem cells as a basis;

•	the potential inability to achieve Calidi’s goals regarding scalability, affordability and speed of commercialization of its product candidates;

•	the anticipated need for additional capital to achieve Calidi’s business goals;

•	changes in the industries in which Calidi operates;

•	changes in laws and regulations affecting the business of Calidi;

•	the amount of redemption requests made by FLAG public stockholders;

•	the ability of FLAG or Calidi to issue equity or equity-linked securities in connection with the proposed Transactions or in the future;

•	the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and

•	the impact of the global COVID-19 pandemic on FLAG, Calidi, or New Calidi’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks.

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward- looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a stockholder grants its proxy or instructs how its vote should be cast or votes on the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the New Board Proposal, the NYSE American Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The following risk factors apply to the business and operations of Calidi and will also apply to the business and operations of New Calidi following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of New Calidi. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” FLAG or Calidi may face additional risks and uncertainties that are not presently known to FLAG or Calidi, or that we or Calidi currently deem immaterial, which may also impair FLAG’s or Calidi’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Calidi’s Business

Following the Business Combination, FLAG will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Calidi to pay dividends, pay expenses and meet its other obligations. Accordingly, FLAG’s securityholders will be subject to all of the risks of the businesses of Calidi following the Business Combination. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Calidi prior to the consummation of the Business Combination, which will be the business of New Calidi following the consummation of the Business Combination. Accordingly, the risks described below relating to Calidi could also materially and adversely affect New Calidi after the consummation of the Business Combination.

Risks Related to Our Business, Financial Position and Capital Requirements

We are a biopharmaceutical company with a limited operating history and have not generated any revenue to date from product sales.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We were incorporated under the laws of the State of Delaware in August 2015 as StemImmune, Inc. and reincorporated into the State of Nevada in June 2019 as Calidi Biotherapeutics, Inc. Since inception, we have focused substantially all of our efforts and financial resources on raising capital and developing our initial product candidates. We have incurred net losses since our inception, and we had an accumulated deficit of approximately $76.8 million as of March 31, 2023. For the three months ended March 31, 2023, we reported a net loss of $6.5 million and, for the years ended December 31, 2022 and December 31, 2021, we reported net losses of $25.4 million and $10.9 million, respectively. We have no products approved for commercial sale and, therefore, have never generated any revenue from product sales, and we do not expect to do so in the foreseeable future. We have not obtained regulatory approvals for any of our product candidates, and even if our clinical development efforts result in positive data, our product candidates may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect our research and development expenses to significantly increase in connection with the commencement and continuation of clinical trials of our product candidates. In addition, if we obtain marketing approval for our product candidates, we will incur significant sales, marketing and manufacturing expenses. Upon the completion of our Business Combination, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

The amount of our future losses is uncertain, and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•

the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	our ability to successfully enroll and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•	our ability to obtain marketing approval for our product candidates, and the timing and scope of any such approvals we may receive;

•	the changing and volatile U.S. and global economic environments, including as a result of the COVID-19 pandemic;

•	the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•

the cost of manufacturing our product candidates, which may vary depending on the quantity of production, and the success of achieving commercial scale manufacturing operations in our new facility or at third-party manufacturers;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to develop additional product candidates;

•	the level of demand for our product candidates should they receive approval, which may vary significantly;

•

the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates; and

•	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We have no products approved for commercial sale and have not generated any revenue from product sales.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our product candidates, and we do not expect to generate any revenue from the sale of products in the near future, if any. We do not expect to generate significant revenue unless and until we obtain marketing approval of, and begin to sell, one or more of our product candidates. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	successfully complete our ongoing and planned preclinical studies and clinical trials for our allogeneic stem cell delivery of on oncolytic virus programs;

•	timely file and receive acceptance of our Investigational New Drug applications, or INDs, in order to commence our planned clinical trials or future clinical trials;

•	successfully enroll subjects in, and complete, clinical trials for our oncolytic viral allogeneic stem cell programs;

•	implement measures to help minimize the risk of COVID-19 to our employees as well as patients enrolled in our trials;

•	timely file Biologics License Applications (“BLAs”) and receive regulatory approvals for our product candidates from the FDA and other regulatory authorities;

•	initiate and successfully complete all safety studies required to obtain U.S. and foreign marketing approval for our product candidates;

•	establish commercial manufacturing capabilities through third-party manufacturers for clinical supply and commercial manufacturing of our product candidates;

•	obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;

•	launch commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	maintain a continued acceptable safety profile of the product candidates following approval;

•	obtain and maintain acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

•	position our products to effectively compete with other therapies;

•	obtain and maintain favorable coverage and adequate reimbursement by third-party payors for our product candidates;

•	enforce and defend intellectual property rights and claims with respect to our product candidates; and

•	hire additional staff, including clinical, scientific and management personnel.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Our engineered allogeneic stem cell product candidates represent a novel approach to cancer treatment that creates significant challenges.

We are developing a pipeline of allogeneic stem cell product candidates engineered from healthy donor adipose-derived mesenchymal stem cells to potentiate and deliver oncolytic viruses to the tumor site and are intended for use in any patient with certain cancers. Advancing these novel product candidates creates significant challenges for us, including:

•	manipulating and manufacturing our product candidates to required specifications and in a timely manner to support our clinical trials, and, if approved, commercialization;

•	sourcing clinical and, if approved, commercial supplies of adipose and neuronal stem- and other cell types used to manufacture our product candidates;

•

understanding and addressing intra-donor variability in the quality and type of donor-derived stem cells, which could ultimately negatively affect our ability to produce a product reliably and consistently, if at all;

•	understanding and addressing the sourcing of stem cells for our product candidates;

•	educating medical personnel regarding the potential side effect profile of our product candidates, if approved, such as the potential for serious adverse events;

•

using medicines to manage adverse side effects or the potential for serious adverse events of our product candidates which may not adequately control such side effects or serious adverse events, and/or may have a detrimental impact on the efficacy of treatment;

•

conditioning patients with chemotherapy and possibly checkpoint inhibitors in advance of administering our product candidates, which may increase the risk of adverse side effects or serious adverse events;

•	obtaining regulatory approval, as the FDA and other regulatory authorities have limited experience with the development and regulation of allogeneic stem cell therapies for cancer; and

•	establishing sales and marketing capabilities upon obtaining regulatory approval, if any, in order to gain market acceptance of a novel therapy.

Adverse publicity regarding stem cell-based immunotherapy could have a material adverse impact on our business.

Although we are not utilizing embryonic stem cells, we utilize neural stem cells that have been derived from fetal tissue. Adverse publicity due to ethical and social controversies surrounding the use of such cells or any adverse reported side effects from any stem cell, dendritic or other cell therapy clinical trial or due to the failure of such trials to demonstrate that these therapies are efficacious could materially and adversely affect our ability to raise capital or recruit managerial or scientific personnel or obtain research grants. In addition, in August of 2017, when we were formerly known as StemImmune, Inc. we experienced adverse publicity when the FDA incorrectly identified us as a Stem Cell Clinic, associated with Stem Cell Clinics that the FDA subsequently sued in federal court for alleged violations of the Federal Food, Drug and Cosmetics Act. While we were never named in the FDA’s litigation, our business was temporarily disrupted and our management was forced to spend time correcting the misinformation and rebuilding our reputation with the FDA and state regulatory authorities. Because the use of human stem cells may be controversial to some segments of society, we may experience adverse publicity again, which may disrupt our business and distract our executive management from executing on our business plan.

Even if we consummate the Business Combination, we will need to raise substantial additional funding. If we are unable to raise capital when needed, or if at all, we would be forced to delay, reduce or eliminate some of our product development programs or commercialization efforts.

The development of biopharmaceutical products is capital intensive. We are currently advancing our product candidates through pre-clinical testing and clinical development across a number of potential indications. We have in-licensed our lead product candidate CLD-101 for newly diagnosed high grade glioma (“HGG”) that has completed a Phase 1 clinical trial sponsored by Northwestern University. We intend to initiate a Phase 1b or Phase 2 clinical trial under our in-licensed IND for CLD-101 for patients with newly diagnosed HGG. Our second program using our SuperNova™ technology has completed a limited physician investigator-sponsored pre-IND open-label, nonrandomized dose-escalation study prospectively reviewed by the International Cell Surgical Society Institutional Review Board. This study involved a TK-positive oncolytic vaccinia virus delivered by autologous adipose stromal vascular fraction stem cells and was completed in 2018. Since the completion of the study, the FDA has asserted that in-human studies involving autologous adipose stromal vascular fraction stem cells are regulated under the Federal Food, Drug, and Cosmetics Act and require an IND from the FDA in order to conduct clinical trials. We intend to apply for an IND from the FDA and initiate a Phase 1 clinical trial for our product candidate CLD-201 that utilizes allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line VP-001 loaded with tumor selective “CAL1” oncolytic vaccinia virus strain. Consequently, we expect our expenses to significantly increase in connection with our ongoing activities, particularly as we continue our pre-clinical studies and initiate our planned clinical trials or initiate future trials on other product candidates and pursue the research and development of, and seek marketing approval for, our product candidates. In addition, depending on the status of regulatory approvals or, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, upon the consummation of the Business Combination, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate certain of our research and development programs or future commercialization efforts, and may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our future capital requirements will depend on and could increase significantly as a result of many factors, including:

•

the scope, progress, results and costs of product discovery, preclinical and clinical development, laboratory testing and clinical trials for the development of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201, or our other potential product candidates;

•

the timing of, and the costs involved in, obtaining marketing approvals for CLD-101 in newly diagnosed HGG, CLD-101 for recurrent HGG as well as for CLD-201 in our initial target indications and our other potential product candidates that we may develop;

•

if approved, the costs of commercialization activities for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG or CLD-201 for any approved indications or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of a collaborator that we may contract with in the future, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	the potential additional expenses attributable to adjusting our development plans (including any supply related matters) to the COVID-19 pandemic;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production;

•	the emergence of competing oncolytic viral immunotherapies as well as immuno-oncology therapies in general and other adverse market developments;

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates; and

•	the ongoing impact of the COVID-19 pandemic, which may exacerbate the magnitude of the factors discussed above.

Identifying potential product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Disruptions in the financial markets in general have made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing, including a potential private investment in public equity, if any, may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We may incur significant cash payment obligations under our in-licensing agreements with Northwestern University and City of Hope.

We have entered into certain agreements with Northwestern and City of Hope, in which we are committed to pay up to $10 million in clinical trial costs for CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG. Furthermore, we have agreed to pay contingent consideration of up to $18.7 million if certain development milestones related to CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG are achieved.

To meet these various cash payment obligations, we may need to sell additional shares of our common stock or other securities or issue debt to raise the required cash, or we may have to divert cash on hand that we would otherwise use for other business and operational purposes, which could cause us to delay or reduce activities in the development and commercialization of our programs and which may have a material adverse effect on our business, operating results and prospects.

Risks Related to Product Development

Our business is highly dependent on the success of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201. If we are unable to obtain approval for CLD-101 for newly diagnosed HGG, CLD-201, or CLD-101 for recurrent HGG and effectively commercialize any of these product candidates for the treatment of patients in its approved indications, our business would be significantly harmed.

Our business and future success depend on our ability to obtain regulatory approval of, and then successfully commercialize, our most advanced product candidate, CLD-101 for newly diagnosed HGG. CLD-101 for newly diagnosed HGG is in the early stages of development and has only been administered to a limited number of patients in a Phase 1 physician-sponsored clinical trial. The results to date may not predict outcomes for our planned trial or any future studies of CLD-101 for newly diagnosed HGG or any other allogeneic neural stem cell product candidate. Because CLD-101 for newly diagnosed HGG is the first allogeneic product to be evaluated in the clinic, its failure, or the failure of other allogeneic neural stem cell therapies, may significantly influence physicians’ and regulators’ opinions regarding the viability of our entire pipeline of allogeneic neural stem cell therapies. We are also dependent on Northwestern University to conduct an additional non-pivotal CLD-101 for newly diagnosed HGG Phase 1 trial in a timely and appropriate manner so that we can sponsor the pivotal Phase 2 trial for CLD-101 for newly diagnosed HGG. If Northwestern University does not conduct the trial on the timeline we expect, or otherwise fails to support the trial, our leadership position in the allogeneic neural stem cell industry and ability to progress additional product candidates may be significantly harmed.

Our product candidates, including CLD-101 for newly diagnosed HGG, CLD-201 and CLD-101 for recurrent HGG, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, a substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because CLD-101 for newly diagnosed HGG is our most advanced product candidate and our other product candidates are based on similar technology, if CLD-101 for newly diagnosed HGG encounters safety or efficacy problems, manufacturing problems, developmental delays, regulatory issues, or other problems, our development plans and business would be significantly harmed.

Our preclinical studies and clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval, and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any other product candidates we develop, we must demonstrate the safety and efficacy of our product candidates for use in each target indication through lengthy, complex, and expensive preclinical studies and clinical trials. Failure can occur at any time during the preclinical study and clinical trial processes and there is a high risk of failure, so we may never succeed in developing marketable products. Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market any of our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we are currently planning for either a physician-sponsored Phase 1b or a company-sponsored Phase 2 clinical trial for CLD-101 for newly diagnosed HGG and are in early stages of clinical development for CLD-101 for recurrent HGG and CLD-201, it is likely, as is the case with many oncology therapies, that there may be side effects associated with their use.

Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated, and the FDA or other regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Interim, top line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to regulatory audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, top line or preliminary data from our clinical trials. We may decide to conduct an interim analysis of the data after a certain number or percentage of patients have been enrolled, or after only a part of the full follow-up period but before completion of the trial. Similarly, we may report top line or preliminary results of primary and key secondary endpoints before the final trial results are completed. Preliminary, top line and interim data from our clinical trials may change as more patient data or analyses become available. Preliminary, top line or interim data from our clinical trials are not necessarily predictive of final results and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. These data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, interim and top line data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline, or preliminary data that we report differ from more complete results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain marketing authorization for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Results of earlier studies and trials of our product candidates may not be predictive of future trial results.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. As we commence new clinical trials and continue our ongoing clinical trials, issues may arise that could suspend or terminate such clinical trials. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier preclinical studies or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we cannot be certain that we will not face similar setbacks. In addition, the results of our preclinical animal studies, including our oncology mouse studies and animal studies, may not be predictive of the results of outcomes in human clinical trials. For example, our oncology product candidates that are in preclinical development may demonstrate different chemical and biological properties in patients than they do in laboratory animal studies or may interact with human biological systems in unforeseen or harmful ways.

Additionally, some of past, ongoing and planned clinical trials utilize and “open-label” study design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect, as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have improved notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Our product candidates are based on a novel approach to the treatment of cancer using allogeneic neural stem cells and allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) loaded with an oncolytic virus, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval, if at all.

We have concentrated all of our research and development efforts on our CLD-101 for newly diagnosed HGG and CLD-201 product candidates, and our future success depends on the successful development of these therapeutic approaches. In particular, CLD-101 for newly diagnosed HGG utilizes NSC-CRAd-S-pk7, an engineered oncolytic adenovirus delivered by neural stem cells to activate the innate and adaptive immune system. To our knowledge, there are no FDA-approved products for the treatment of cancer that utilize the adenovirus.

We expect the novel nature of our product candidates using allogeneic neural stem cells and allogeneic adipose-derived mesenchymal stem cells (“AD-MSC”) to create significant challenges in obtaining regulatory approval. Few viral immunotherapies have been approved globally or by the FDA to date. While the first viral immunotherapy, talimogene laherparepvec (Imlygic, Amgen), has received FDA approval, regulatory agencies have reviewed relatively few viral immunotherapy product candidates such as CLD-101 for newly diagnosed HGG and CLD-201. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our product candidates. Further, any viral immunotherapies that are approved may be subject to extensive post-approval regulatory requirements, including requirements pertaining to manufacturing, distribution and promotion. We may need to devote significant time and resources to compliance with these requirements.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, our product candidates are live, gene-modified viruses for which the FDA, and other regulatory authorities and other public health authorities, such as the Centers of Disease Control and Prevention and hospitals involved in clinical studies, have established heightened safety and contagion rules and procedures, which could establish additional hurdles for the development, manufacture or use of our vectors. These hurdles may lead to delays in the conduct of clinical trials or in obtaining regulatory approvals for further development, manufacturing or commercialization of our product candidates. We may also experience delays in transferring our process to commercial partners, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

Furthermore, there has been limited historical clinical trial experience for the development of products that utilize the adenovirus. Moreover, the design and conduct of our clinical trials utilizing both neural stem cells and adipose-derived mesenchymal stem cells (“AD-MSC”) to deliver oncolytic viruses differs from the design and conduct of previously conducted clinical trials in this area. As a result, there is substantial risk that the design or outcomes of our clinical trials will not be satisfactory to support marketing approval.

We may develop our product candidates in combination with other therapies, which exposes us to additional risks related to other agents or active pharmaceutical or biological ingredients used in combination with our product candidates.

In the future, we may develop our product candidates to be used with one or more currently approved other therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or other regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. This could result in our own products being removed from the market or being less successful commercially.

If the FDA or other regulatory authorities revoke their approval of these other drugs or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval.

We may also evaluate our future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or other regulatory authorities. We will not be able to market any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delays in their clinical trials and lack of FDA approval.

Negative developments in the field of immuno-oncology and, in particular, oncolytic viral immunotherapy, could damage public perception of any of our product candidates and negatively affect our business.

The commercial success of adenovirus we use in our CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG product candidates or ACAM2000, a thymidine kinase (TK)-positive strain of vaccinia virus (used as the current smallpox vaccine in the United States) we anticipate using in our CLD-201 product candidate, will depend in part on public acceptance of the use of immuno-oncology, and, in particular, oncolytic viral immunotherapy. Adverse events in clinical trials of CLD-101 for newly diagnosed HGG, CLD-201 or any other adenovirus or any other ACAM2000-based product candidates which we may develop, or in clinical trials of others developing similar products and the resulting publicity, as well as any other negative developments in the field of immuno-oncology that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for any adenovirus- or ACAM2000-based product candidates that we may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to our clinical trials. If public perception is influenced by claims that the use of oncolytic immunotherapies is unsafe, whether related to our therapies or those of our competitors, our product candidates may not be accepted by the general public or the medical community and potential clinical trial subjects may be discouraged from enrolling in our clinical trials. In addition, responses by national or state governments to negative public perception may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, prospects and results of operations and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. As a result, we may not be able to continue or may be delayed in conducting our development programs.

Our product candidates consist of modified viruses. Adverse developments in clinical trials of other immunotherapy products based on viruses, like oncolytic viruses, may result in a disproportionately negative effect for our technologies as compared to other products in the field of infectious disease and immuno-oncology that are not based on viruses. Future negative developments in the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for our product candidates.

Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates, and ultimately delay or prevent regulatory approval.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of completion of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities, or as needed to provide appropriate statistical power for a given trial. In particular, because we are focused on patients with brain cancer for the development of CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG, our ability to enroll eligible patients may be limited or enrollment may be slower than we anticipate due to the small eligible patient population. In addition, our ability to enroll patients may be significantly delayed by the COVID-19 pandemic and we are unable to predict the full extent and scope of such delays at this point.

In addition to the potentially small target populations for our planned clinical trials, particularly in brain cancer, the eligibility criteria will further limit the pool of available trial participants as we will require that patients have specific characteristics, such as a certain severity or stage of disease progression, to include them in a trial. Additionally, the process of finding eligible patients may prove costly. We also may not be able to identify, recruit, and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under evaluation, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies, and obtaining regulatory approval of potential products may be delayed.

The enrollment of patients further depends on many factors, including:

•	the proximity of patients to clinical trial sites;

•	patient referral practices of physicians;

•	the design of the clinical trial, including the number of site visits and invasive assessments required;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of our clinical trials;

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion; and

•	factors we may not be able to control, such as the COVID-19 pandemic that may limit patient participation, hiring of principal investigators or staff or clinical site availability.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because certain of our product candidates represent a departure from more commonly used methods for cancer treatment and because certain of our product candidates have not been tested in humans before, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in any future clinical trial of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenue from any of these product candidates could be delayed or prevented.

Even if we receive marketing approval for our current or future product candidates, our current or future product candidates may not achieve broad market acceptance, which would limit the revenue that we generate from their sales.

The commercial success of our current or future product candidates, if approved by the FDA or other applicable regulatory authorities, will depend upon the awareness and acceptance of our current or future product candidates among the medical community, including physicians, patients and healthcare payors. Market acceptance of our current or future product candidates, if approved, will depend on a number of factors, including, among others:

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the efficacy of our current or future product candidates as demonstrated in clinical trials, and, if required by any applicable regulatory authority in connection with the approval for the applicable indications, to provide patients with incremental health benefits, as compared with other available medicines;

•	limitations or warnings contained in the labeling approved for our current or future product candidates by the FDA or other applicable regulatory authorities;

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the prevalence and severity of adverse events associated with our product candidates or those products with which they may be co-administered in immuno-oncology and, in particular, oncolytic viral immunotherapies;

•	the clinical indications for which our current or future product candidates are approved;

•	availability of alternative treatments already approved or expected to be commercially launched in the near future;

•	the potential and perceived advantages of our current or future product candidates over current treatment options or alternative treatments, including future alternative treatments;

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the willingness of the target patient populations to try new therapies or treatment methods and of physicians to prescribe these therapies or methods in immuno-oncology and, in particular, oncolytic viral immunotherapies;

•	the need to dose such product candidates in combination with other therapeutic agents, and related costs;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments;

•	pricing and cost effectiveness;

•	the effectiveness of our sales and marketing strategies;

•	our ability to increase awareness of our current or future product candidates;

•	our ability to obtain sufficient third-party coverage or reimbursement;

•	the ability or willingness of patients to pay out-of-pocket in the absence of third-party coverage; and

•	potential product liability claims.

If our current or future product candidates are approved but do not achieve an adequate level of acceptance by patients, physicians and payors, we may not generate sufficient revenue from our current or future product candidates to become or remain profitable. Before granting reimbursement approval, healthcare payors may require us to demonstrate that our current or future product candidates, in addition to treating these target indications, also provide incremental health benefits to patients. Our efforts to educate the medical community, patient organizations and third-party payors about the benefits of our current or future product candidates may require significant resources and may never be successful.

We face substantial competition, which may result in others discovering, developing or commercializing product candidates before or more successfully than we do.

The development and commercialization of new product candidates is highly competitive. We face competition from major pharmaceutical, specialty pharmaceutical and biotechnology companies among others with respect to CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201 and will face similar competition with respect to any product candidates that we may seek to develop or commercialize in the future. We compete in pharmaceutical, biotechnology and other related markets that develop immuno-oncology therapies for the treatment of cancer. There are other companies working to develop viral immunotherapies for the treatment of cancer, including divisions of large pharmaceutical and biotechnology companies of various sizes. The large pharmaceutical and biotechnology companies that have commercialized and/or are developing immuno-oncology treatments for cancer include AstraZeneca, Bristol-Myers Squibb, Gilead Sciences, Merck, Novartis, Pfizer and Roche/Genentech.

Some of the products and therapies developed by our competitors are based on scientific approaches that are the same as or similar to our approach, including with respect to the use of viral immunotherapy with adenovirus and other oncolytic viruses. Other competitive products and therapies are based on entirely different approaches. We are aware that Oncorus, Replimune, Amgen, Immavir, Fergene and IconOVir, among others, are developing viral immunotherapies that may have utility for the treatment of indications that we are targeting. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies we compete against or may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in concentration of even more resources among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and enrolling subjects for our clinical trials and in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, and if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Risks Related to Government Regulation and Commercialization of Our Product Candidates

The regulatory approval processes of the FDA and other regulatory authorities are lengthy, time consuming and inherently unpredictable. If Calidi is not able to obtain, or experience delays in obtaining, required regulatory approvals, Calidi will not be able to commercialize CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates as expected, and Calidi’s ability to generate revenue may be materially impaired.

The time required to obtain approval by the FDA and other regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. These regulatory requirements may require us to amend our clinical trial protocols, including to comply with the protocols of any applicable Special Protocol Assessment (“SPA”) we receive from the FDA; conduct additional preclinical studies or clinical trials that may require regulatory or independent institutional review board, or IRB, approval; or otherwise cause delays in obtaining approval or rejection of an application. Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which may materially harm our business, financial condition, results of operations, stock price and prospects. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. The number and types of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or a decision not to approve an application. It is possible that CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates will never obtain the appropriate regulatory approvals necessary for us to commence product sales.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a product candidate may only be uncovered when a significantly larger number of patients are exposed to the product candidate or when patients are exposed for a longer period of time.

Undesirable side effects caused by CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates could also result in denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications or the inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, a label without statements necessary or desirable for successful commercialization, or may result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products, and in turn prevent us from commercializing and generating revenues from the sale of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates. Any such limitations or restrictions could similarly impact any supplemental marketing approvals we may obtain for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201. Undesirable side effects may limit the potential market for any approved products or could result in restrictions on manufacturing processes, the discontinuation of the sales and marketing of the product, or withdrawal of product approvals. We could also be sued and held liable for harm caused to patients, or become subject to fines, injunctions or the imposition of civil or criminal penalties.

If CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, financial condition, results of operations, stock price and prospects.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy designation for some or all of our future product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Sponsors of product candidates that have been designated as Breakthrough Therapies are eligible to receive more intensive FDA guidance on developing an efficient drug development program, an organizational commitment involving senior managers, and eligibility for rolling review and priority review. Drugs and biologics designated as Breakthrough Therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates developed and considered for approval that have not received Breakthrough Designation and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as Breakthrough Therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we may seek Breakthrough Therapy designation for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or some or all of our future product candidates for the treatment of various cancers, there can be no assurance that we will receive breakthrough therapy designation.

Accelerated approval by the FDA, even if granted for certain of our current or future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek approval of certain of our current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence by the sponsor. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.

Even if our development efforts are successful, we may not obtain regulatory approval of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates in the United States or other jurisdictions, which would prevent us from commercializing CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates. Even if we obtain regulatory approval for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates, any such approval may be subject to limitations, including with respect to the approved indications or patient populations, which could impair our ability to successfully commercialize CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates.

We are not permitted to market or promote or sell CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates before we receive regulatory approval from the FDA or other regulatory authorities, and we may never receive such regulatory approval. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, the regulatory authorities. If we do not receive approval from the FDA and other regulatory authorities for any of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates, we will not be able to commercialize such product candidates in the United States or in other jurisdictions. If significant delays in obtaining approval for and commercializing CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates occur in any jurisdictions, our business, financial condition, results of operations, stock price and prospects will be materially harmed. Even if CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates are approved, they may:

•	be subject to limitations on the indicated uses or patient populations for which they may be marketed, distribution restrictions, or other conditions of approval;

•	not be approved with label statements necessary or desirable for successful commercialization; or

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contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a Risk Evaluation and Mitigation Strategy, or REMS, to monitor the safety or efficacy of the products.

We have not previously submitted a Biologics License Application, or BLA, to the FDA, or a similar marketing application to other regulatory authorities, for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any product candidate, and we can provide no assurance that we will ultimately be successful in obtaining regulatory approval for claims that are necessary or desirable for successful marketing, if at all.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Changes in third-party manufacturers and manufacturing processes may also require additional testing, or notification to, or approval by the FDA or another regulatory authority. Such changes could be further delayed due to development of commercial scale manufacturing operations in our new facility or at third-party manufacturers. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates and jeopardize our ability to commence product sales and generate revenue.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which the FDA continues to update. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. On July 16, 2020, the FDA noted that it is continuing to expedite oncology product development with its staff teleworking full-time. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required, in particular due to the COVID-19 pandemic and related travel restrictions. As of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, the FDA is either continuing to, on a case-by-case basis, conduct only mission critical inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. The FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA may not be able to maintain this pace and delays or setbacks are possible in the future. Should the FDA determine that an inspection is necessary for approval, and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, the FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Even if CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates receive regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense and limit how we manufacture and market our products.

Any product candidate for which we may obtain marketing approval will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities, including requirements related to the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, marketing, and promotional activities for such product. These requirements further include submissions of safety and other post-marketing information, including manufacturing deviations and reports, registration and listing requirements, the payment of annual fees, continued compliance with current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval.

The FDA and other regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or other regulatory authorities become aware of new safety information after approval of any of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates, they may withdraw approval, issue public safety alerts, require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Any such restrictions could limit sales of the product.

We and any of our suppliers or collaborators, including our contract manufacturers, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs and other FDA regulatory requirements. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

In addition, later discovery of previously unknown adverse events or that the product is less effective than previously thought or other problems with any products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements both before and after approval, may yield various negative results, including:

•	restrictions on manufacturing, distribution, or marketing of such products;

•	restrictions on the labeling, including required additional warnings, such as boxed warnings, contraindications, precautions, and restrictions on the approved indication or use;

•	manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

•	modifications to promotional pieces;

•	issuance of corrective information;

•	requirements to conduct post-marketing studies or other clinical trials;

•	clinical holds or termination of clinical trials;

•	requirements to establish or modify a REMS or similar strategy;

•	changes to the way the product is administered to patients;

•	liability for harm caused to patients or subjects;

•	reputational harm;

•	the product becoming less competitive;

•	warning or untitled letters;

•	suspension of marketing or withdrawal of the products from the market;

•	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention;

•

FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

•	injunctions or the imposition of civil, criminal or administrative penalties, including imprisonment.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular product or could substantially increase the costs and expenses of commercializing such product, which in turn could delay or prevent us from generating significant revenues from its marketing and sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our business, financial condition, results of operations, stock price and prospects.

Further, the FDA’s policies or those of other regulatory authorities may change and could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing approval. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and be subject to regulatory enforcement action, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Regulatory approval by the FDA or other regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and we may be subject to substantial fines, criminal penalties, injunctions or other enforcement actions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, or in a manner inconsistent with the approved labeling, resulting in damage to our reputation and business.

We must comply with requirements concerning advertising and promotion for any product candidates for which we obtain marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA, Department of Justice, Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. When the FDA or other regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If we are not able to obtain FDA approval for desired uses or indications for CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates, we may not market or promote them for those indications and uses, referred to as off-label uses, and our business, financial condition, results of operations, stock price and prospects will be materially harmed. We also must sufficiently substantiate any claims that we make for any products, including claims comparing those products to other companies’ products, and must abide by the FDA’s strict requirements regarding the content of promotion and advertising.

Physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If we are found to have impermissibly promoted any of CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 and future product candidates, we may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. In the United States, engaging in the impermissible promotion of any products, following approval, for off-label uses can also subject us to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines, agreements with governmental authorities that materially restrict the manner in which we promote or distribute therapeutic products and conduct our business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payers based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid, or other federal and state healthcare programs. If we do not lawfully promote our approved products, if any, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have a material adverse effect on our business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products is subject to additional FDA requirements and restrictions on promotional statements. If, after CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, CLD-201 or any future product candidates obtains marketing approval, the FDA determines that our promotional activities violate its regulations and policies pertaining to product promotion, it could request that we modify our promotional materials or subject us to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution, and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities, and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If we become subject to regulatory and enforcement actions, our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or other regulatory authority may not permit us to proceed.

The FDA or other regulatory authorities may require us to file separate INDs for additional clinical trials we plan to conduct with our current lead product candidates, CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201. We may not be able to file any additional INDs required for our current product candidates and any future product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies, including due to the impact of the COVID-19 pandemic on suppliers, study sites or third-party contractors and vendors on whom we depend. Moreover, we cannot be sure that submission of an IND will result in the FDA or other regulatory authorities allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the expected timelines to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all. There are similar risks related to the review and authorization of our protocols and amendments by other regulatory authorities.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

The size of the potential market for our product candidates is difficult to estimate and, if any of our assumptions are inaccurate, the actual markets for our product candidates may be smaller than our estimates.

Our current and future target patient populations are based on our beliefs and estimates regarding the incidence or prevalence of certain types of the indications that may be addressable by our product candidates, which is derived from a variety of sources, including scientific literature and surveys of clinics. Our projections may prove to be incorrect and the number of potential patients may turn out to be lower than expected. The total addressable market opportunity for our product candidates will ultimately depend upon a number of factors including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access, the success of competing therapies and product pricing and reimbursement. Further, the market opportunity for viral immunotherapies is hard to estimate given that it is an emerging field with few globally or FDA-approved therapies, none of which have yet to enjoy broad market acceptance. Even if we obtain significant market share for our product candidates, because the potential target populations could be small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Healthcare reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. More recently, however, on January 28, 2021, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to healthcare and to consider actions that will protect and strengthen that access.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the Fifth Circuit Court and the United States Supreme Court; the Trump Administration has issued various Executive Orders which eliminated cost sharing subsidies and various provisions that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices; and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the ACA. It is unclear whether the ACA will be overturned, repealed, replaced, or further amended. We cannot predict what affect further changes to the ACA would have on our business.

In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. These Medicare sequester reductions were suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. The American Taxpayer Relief Act of 2012 among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At the federal level, budget proposals may contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the prior presidential administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. The HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, the Centers for Medicare and Medicaid Services, or CMS, issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. On March 10, 2020, the prior administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, the CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the current administration will work to reverse these measures or pursue similar policy initiatives. Any new laws or regulations that result in additional reductions in Medicare and other healthcare funding could have a material adverse effect on customers for our products, if approved, and, accordingly, on our results of operations.

Additionally, on October 1, 2020, the FDA issued a final rule allowing for the importation of certain prescription drugs from Canada. FDA also issued a final guidance document outlining a pathway for manufacturers to obtain an additional National Drug Code, or NDC, for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The regulatory and market implications of the final rule and guidance are unknown at this time, but legislation, regulations or policies allowing the reimportation of drugs, if enacted and implemented, could decrease the price we receive for our products and adversely affect our future revenues and prospects for profitability.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures.

Our revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. It is highly possible that additional governmental action is taken to address the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our current or future product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

If, in the future, we are unable to establish sales and marketing and patient support capabilities or enter into agreements with third parties to sell and market our current or future product candidates, we may not be successful in commercializing our current or future product candidates if and when they are approved, and we may not be able to generate any revenue.

We do not currently have a sales or marketing infrastructure and have limited experience in the sales, marketing, patient support or distribution of products. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, patient support, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our current or future product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing and patient support capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any drug launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our current or future product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to use any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing, patient support and distribution services, our drug revenues or the profitability of these drug revenues to us are likely to be lower than if we were to market and sell any current or future product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future product candidates. Further, our business, results of operations, financial condition and prospects will be materially adversely affected.

If any product candidate for which we receive regulatory approval does not achieve broad market acceptance among physicians, patients, healthcare payors, and the medical community, the revenues that we generate from its sales will be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors, and others in the medical community. Commercial success also will depend, in large part, on the coverage and reimbursement of our product candidates by third-party payors, including private insurance providers and government payors. The degree of market acceptance of any approved product would depend on a number of factors, including:

•	the efficacy, safety and tolerability as demonstrated in clinical trials;

•	the timing of market introduction of such product candidate as well as competitive products;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of cancer or neurology clinics and patients of the product as a safe, tolerable and effective treatment;

•	the potential and perceived advantages of the product candidate over alternative treatments;

•	the safety and tolerability of the product candidate in a broader patient group;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement by third party payors and government authorities;

•	changes in regulatory requirements by government authorities for the product candidate;

•	relative convenience and ease of administration;

•	the prevalence and severity of side effects and adverse events;

•	the effectiveness of our sales and marketing efforts; and

•	favorable or unfavorable publicity relating to the product or relating to the Company.

Our ability to successfully launch and secure market acceptance of our pipeline candidates, CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG, and CLD-201 (if approved), may be impacted by the evolving COVID-19 pandemic, although we are currently unable to predict or quantify any such potential impact with any degree of certainty. If the spread of COVID-19 and the social distancing measures taken by various governments continue, any commercial launch we may undertake may be hindered by various factors, including challenges in hiring the employees necessary to support commercialization; delays in demand due to impacts on the healthcare system and overall economy; delays in coverage decisions from Medicare and third-party payors; restrictions on our personal interactions with physicians, hospitals, payors, and other customers; interruptions or delays in our commercial supply chain; and increases in the number of uninsured or underinsured patients.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and we may not become profitable, which would have a material adverse effect on our business.

If we fail to develop additional product candidates, our commercial opportunity could be limited.

We expect initially to develop our lead product candidates, CLD-101 for newly diagnosed HGG, CLD-101 for recurrent HGG and CLD-201. A key part of our strategy, however, is to pursue clinical development of additional product candidates. Developing, obtaining marketing approval for, and commercializing additional product candidates will require substantial funding and will be subject to the risks of failure inherent in medical product development. We cannot assure you that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we obtain approval from the FDA or other regulatory authorities to market additional product candidates for the treatment of solid tumors, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates our commercial opportunity may be limited and our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any drugs on the market, if we begin commercializing our current or future product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any current or future product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our current or future product candidates for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. On November 20, 2020, the Office of Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, this rule will have on our business;

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the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the False Claims Act for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Department of Health and Human Services information related to physician payments and other transfers of value and the ownership and investment interests of such physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results.

We may face potential liability if we obtain identifiable patient health information from clinical trials sponsored by us.

Most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, in the future, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement such programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

The EU General Data Protection Regulation, or GDPR, also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the European Union, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated now that the United Kingdom has left the European Union.

In addition, California recently enacted and has proposed companion regulations to the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. As of March 28, 2020, the California State Attorney General has proposed varying versions of companion draft regulations which are not yet finalized. Despite the delay in adopting regulations, the California State Attorney General commenced enforcement actions against violators on July 1, 2020. While there are currently exceptions for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact our business activities. On August 14, 2020, implementing regulations were finalized and became effective as of that date. While clinical trial data and information governed by HIPAA are currently exempt from the current version of the CCPA, other personal information may be applicable and possible changes to the CCPA may broaden its scope. We continue to monitor the impact the CCPA may have on our business activities.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals’ health information. Patients about whom we or our collaborators may obtain health information, as well as the providers who may share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or third-party contract research organizations, or CROs, or other contractors or consultants fail to comply with applicable federal, state/provincial or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors’ ability to develop and commercialize our therapeutic candidates and could harm or prevent sales of any affected therapeutics that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our therapeutics. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business. Increasing use of social media could give rise to liability, breaches of data security or reputational damage.

Additionally, we are subject to other state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Risks Related to Employee Matters, Managing Growth and General Business Operations

The COVID-19 pandemic, which began in late 2019 and has spread worldwide, may affect our ability to complete our ongoing clinical trials and initiate and complete other preclinical studies, planned clinical trials or future clinical trials, disrupt regulatory activities, disrupt our manufacturing and supply chain or have other adverse effects on our business and operations. In addition, this pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could result in adverse effects on our business, operations and ability to raise capital.

The COVID-19 pandemic, which began in December 2019 and has spread worldwide, has caused many governments to implement measures to slow the spread of COVID-19 through quarantines, travel restrictions, heightened border scrutiny and other measures. The COVID-19 pandemic and government measures taken in response have also had a significant impact, both directly and indirectly, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the COVID-19 pandemic and its effects on our business and operations are uncertain.

The extent to which COVID-19 impacts our operations or those of the third parties on which we rely will depend on many factors, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19, and the actions to contain the COVID-19 pandemic or address its impact in the short and long term. Additionally, the conduct of our clinical trials, preclinical studies and manufacturing activities is dependent upon the availability of clinical trial sites, CROs, contract development and manufacturing organization, or CDMOs, researchers and investigators, regulatory agency personnel and logistics providers, all of which may be adversely affected by the COVID-19 pandemic.

Any negative impact that the COVID-19 pandemic has on enrolling or retaining patients in our clinical trials, the ability of our suppliers to provide materials for our product candidates, or the regulatory review process could cause delays with respect to product development activities, which could materially and adversely affect our ability to obtain marketing approval for and to commercialize our product candidates, increase our operating expenses, affect our ability to raise additional capital, and have a material adverse effect on our financial results.

We cannot provide assurance that some factors from the COVID-19 pandemic will not further delay or otherwise adversely affect our clinical development, research, manufacturing and business operations activities, as well as our business generally, in the future.

We and the third-party manufacturers, CROs and academic collaborators that we engage have faced in the past and may face in the future disruptions that could affect our ability to initiate and complete preclinical studies or clinical trials, including disruptions in procuring items that are essential for our research and development activities, such as, for example, raw materials used in the manufacture of our product candidates, laboratory supplies for our preclinical studies and clinical trials, or animals that are used for preclinical testing, in each case, for which there may be shortages because of ongoing efforts to address the COVID-19 pandemic. Three vaccines for COVID-19 have been granted Emergency Use Authorization by the FDA, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials. Additionally, the response to the COVID-19 pandemic may redirect resources with respect to regulatory and intellectual property matters in a way that would adversely impact our ability to pursue marketing approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and potential approvals due to measures intended to limit in-person interactions.

In response to the COVID-19 pandemic and in accordance with direction from state and local governmental authorities, we have restricted access to our facility to those individuals who must perform critical research, translational medicine and laboratory support activities that must be completed on site, limited the number of such people that can be present at our facility at any one time, and required that most of our employees work remotely. In the event that governmental authorities were to keep these restrictions in place for an extended period or impose further restrictions, our employees conducting research and development activities may not be able to access our laboratory space, and our core research activities may be significantly limited or curtailed, possibly for an extended period of time.

The COVID-19 pandemic continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, preclinical studies and clinical trials as a result of the COVID-19 pandemic will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the COVID-19 pandemic, travel restrictions and actions to contain the COVID-19 pandemic, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The COVID-19 pandemic has already caused significant disruptions in the financial markets, and may continue to cause such disruptions, which could adversely impact our ability to raise additional funds through public offerings or private placements and may also impact the volatility of our stock price and trading in our stock. Moreover, it is possible the pandemic will significantly impact economies worldwide, which could result in adverse effects on our business and operations. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical, financial, operational and other business expertise of our executive officers, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel will also be critical to our success.

The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our success as a public company also depends on implementing and maintaining internal controls and the accuracy and timeliness of our financial reporting. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development, manufacturing and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical, regulatory affairs and, if any product candidate receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biotechnology and biopharmaceutical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

Our internal computer systems, or those of our third-party CROs that we may use in the future, or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product candidates’ development programs.

Despite our implementation of security measures, our internal computer systems, and those of our CROs that we may use in the future, information technology suppliers and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks and other unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any of our product candidates could be delayed.

Our operations or those of the third parties upon whom we depend might be affected by the occurrence of a natural disaster, pandemic or other catastrophic event.

We depend on our employees and consultants, CDMOs and CROs that we may use in the future, as well as regulatory agencies and other parties, for the continued operation of our business. While we maintain disaster recovery plans, they might not adequately protect us. Despite any precautions we take for natural disasters or other catastrophic events, these events, including terrorist attack, pandemics, hurricanes, fire, floods and ice and snowstorms, could result in significant disruptions to our research and development, preclinical studies, clinical trials, and, ultimately, commercialization of our products. Long-term disruptions in the infrastructure caused by events, such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism or other “acts of God,” particularly involving cities in which we have offices, manufacturing or clinical trial sites, could adversely affect our businesses. Although we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, our coverage might not respond or be adequate to compensate us for all losses that may occur. Any natural disaster or catastrophic event affecting us, our CDMOs or CROs, regulatory agencies or other parties with which we are engaged could have a significant negative impact on our operations and financial performance.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of the Business Combination, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our recurring losses from operations since inception and requirement for additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

Our recurring losses from operations since inception and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. These conditions could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, the sale of our securities. There is no assurance that sufficient financing will be available when needed, or at all, to allow us to continue as a going concern.

If we are unable to secure additional capital, we may be required to curtail our clinical and research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which is critical to the realization of our business plan. The consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. It is not possible for us to predict at this time the potential success of our business. The revenue and income potential of our proposed business and operations are currently unknown. If we cannot continue as a viable entity, you may lose some or all of your investment.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could harm our business and have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an Emerging Growth Company (“EGC”) under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an EGC for up to five years. Our assessment of internal controls and procedures may not detect material weaknesses in our internal control over financial reporting. Undetected material weaknesses in our internal control over financial reporting could lead to financial restatements and require us to incur the expense of remediation, which could have a negative effect on the trading price of our stock.

Risks Related to Legal and Compliance Matters

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and have to limit the commercialization of any approved products and/or our product candidates.

The use of our product candidates in clinical trials, and the sale of any product for which we obtain regulatory approval, exposes us to the risk of product liability claims. We face inherent risk of product liability related to the testing of our product candidates in human clinical trials, including liability relating to the actions and negligence of our investigators, and will face an even greater risk if we commercially sell any product candidates that we may develop. For example, we may be sued if any product candidate we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of merit or eventual outcome, liability claims may result in:

•	loss of revenue from decreased demand for our products and/or product candidates;

•	impairment of our business reputation or financial stability;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	diversion of management attention;

•	withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

•	the inability to commercialize our product candidates;

•	significant negative media attention;

•	decreases in our stock price;

•	initiation of investigations and enforcement actions by regulators; and

•	product recalls, withdrawals or labeling, marketing or promotional restrictions, including withdrawal of marketing approval.

We believe we have sufficient insurance coverage in place for our business operations. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. Failure to obtain and retain sufficient product liability insurance at an acceptable cost could prevent or inhibit the commercialization of products we develop. On occasion, large judgments have been awarded in class action lawsuits based on therapeutics that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash, and materially harm our business, financial condition, results of operations, stock price and prospects.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as import and export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition, results of operations, stock price and prospects.

Our operations are subject to anti-corruption laws, including the Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We also may participate in collaborations and relationships with third parties whose actions, if non-compliant, could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the government of the United States, including applicable import and export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We can provide no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with applicable anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, stock price and prospects. Likewise, any investigation of any potential violations of these anti-corruption laws or trade control laws by United States or other authorities could also have an adverse impact on our reputation, our business, financial condition, results of operations, stock price and prospects.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health and other information privacy and security laws, we could face substantial penalties and our business, financial condition, results of operations, stock price and prospects will be materially harmed.

We are subject to many federal and state healthcare laws, including those described in “Business — Government Regulation” such as the federal Anti-Kickback Statute, the federal civil and criminal False Claims Acts, the civil monetary penalties statute, the Medicaid Drug Rebate statute and other price reporting requirements, the Veterans Health Care Act of 1992, or VHCA HIPAA, the FCPA, the ACA and similar state laws. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws, and regulations pertaining to fraud and abuse, reimbursement programs, government procurement, and patients’ rights are and will be applicable to our business. We would be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. In the European Union, the data privacy laws are generally stricter than those which apply in the United States and include specific requirements for the collection of personal data of European Union persons or the transfer of personal data outside of the European Union to the United States to ensure that European Union standards of data privacy will be applied to such data.

If we or our operations, including our arrangements with physicians and other healthcare providers, some of whom receive share options or other financial interest in the business as compensation for services provided, are found to be in violation of any federal or state healthcare law, or any other governmental laws or regulations that apply to us, we may be subject to penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in U.S. federal or state health care programs, corporate integrity agreements, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, it or they may be subject to criminal, civil or administrative sanctions, including but not limited to, exclusions from participation in government healthcare programs, which could also materially affect our business.

Although an effective compliance program can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal, state and foreign privacy, data protection, security, reimbursement, and fraud laws may prove costly. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Recent changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reducing the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limiting the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), limiting the deduction for NOLs arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), imposing a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, eliminating U.S. tax on foreign earnings (subject to certain important exceptions), allowing immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.

As part of Congress’ response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, was enacted on March 18, 2020, the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was enacted on March 27, 2020, and COVID relief provisions were included in the Consolidated Appropriations Act, 2021 or CAA, which was enacted on December 27, 2020. Both contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of NOLs, which was enacted as part of the TCJA. It also provides that NOLs arising in any taxable year beginning after December 31, 2017, and before January 1, 2021 are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act, the CARES Act and the CAA is and continues to be forthcoming, and such guidance could ultimately increase or lessen their impact on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on us. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act, the Cares Act, or the CAA. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to any recently enacted tax legislation, or proposed changes in law, and the potential tax consequences of investing in or holding our common stock.

If the government or third-party payors fail to provide adequate coverage, reimbursement and payment rates for our product candidates, or if health maintenance organizations or long-term care facilities choose to use therapies that are less expensive or considered a better value, our revenue and prospects for profitability will be limited.

In both domestic and foreign markets, sales of our products will depend in part upon the availability of coverage and reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new therapeutic products when more established or lower cost therapeutic alternatives are already available or subsequently become available, even if our products are alone in a class. If reimbursement is not available, or is available only to limited levels, our product candidates may be competitively disadvantaged, and we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain a market share sufficient to realize a sufficient return on our or their investments. Alternatively, securing favorable reimbursement terms may require us to compromise pricing and prevent us from realizing an adequate margin over cost.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved therapeutics. Marketing approvals, pricing, and reimbursement for new therapeutic products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a therapeutic before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription biopharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval. Our ability to commercialize our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Regulatory authorities and third-party payors, such as private health insurers, and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Several third-party payors are requiring that companies provide them with predetermined discounts from list prices, are using preferred drug lists to leverage greater discounts in competitive classes, are disregarding therapeutic differentiators within classes, are challenging the prices charged for therapeutics, and are negotiating price concessions based on performance goals.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products or product candidates for which we receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a negative effect on our business, financial condition, results of operations, stock price and prospects.

Assuming coverage is approved, the resulting reimbursement payment rates might not be adequate. If payors subject our product candidates to maximum payment amounts, or impose limitations that make it difficult to obtain reimbursement, providers may choose to use therapies which are less expensive when compared to our product candidates. Additionally, if payors require high copayments, beneficiaries may seek alternative therapies.

We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any products to the satisfaction of hospitals, other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

In addition, federal programs impose penalties on manufacturers of therapeutics in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. A few states have also passed or are considering legislation intended to prevent significant price increases. Regulatory authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause us to decrease, discount, or rebate a portion of the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the realized prices for our products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved therapeutics, and coverage may be more limited than the indications for which the product is approved by the FDA or other regulatory authorities. Such delays have made it increasingly common for manufacturers to provide newly approved drugs to patients experiencing coverage delays or disruption at no cost for a limited period in order to ensure that patients are able to access the drug. Moreover, eligibility for reimbursement does not imply that any therapeutic will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new therapeutics, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost products or may be incorporated into existing payments for other services.

In addition, third-party payors are increasingly requiring higher levels of evidence of the benefits and clinical outcomes of new technologies, benchmarking against other therapies, seeking performance-based discounts, and challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we obtain marketing approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our employees, independent contractors, consultants, commercial partners, principal investigators or CROs may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, independent contractors, consultants, commercial partners, principal investigators, contract manufacturing organizations or CROs could include intentional, reckless, negligent, or unintentional failures to comply with FDA regulations, comply with applicable fraud and abuse laws, provide accurate information to the FDA, properly calculate pricing information required by federal programs, report financial information or data accurately or disclose unauthorized activities to us. This misconduct could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter this type of misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Moreover, it is possible for a whistleblower to pursue a False Claims Act case against us even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, stock price and prospects, including the imposition of significant fines or other sanctions.

Violations of or liabilities under environmental, health and safety laws and regulations could subject us to fines, penalties or other costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment and disposal of hazardous materials and wastes and the cleanup of contaminated sites. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We would incur substantial costs as a result of violations of or liabilities under environmental requirements in connection with our operations or property, including fines, penalties and other sanctions, investigation and cleanup costs and third-party claims. Although we generally contract with third parties for the disposal of hazardous materials and wastes from our operations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Risks Related to Our Reliance on Third Parties

We depend on banks insured by the Federal Deposit Insurance Corporation (FDIC) to safeguard our cash deposits critical to our operations, including to fund our payroll to our employees, and should our depository bank be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FDIC insured amounts of $250,000.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our ability to pay our employees and to fund our anticipated clinical trials depends on the safety and soundness of the banks that hold our cash deposits. If our depository bank experiences losses or a rapid loss of deposits, it may be put into receivership by the FDIC and its applicable banking regulatory authority. For example, on March 10, 2023, the Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were also put into receivership. As of March 10, 2023, we maintained our payroll account with Silicon Valley Bank, as well as our general operating account and a restricted cash balance account that served as security for our office lease. We did not experience any material delay in accessing our cash deposits with Silicon Valley Bank and have moved or are in the process of moving our operating and payroll accounts to another bank. However, if our new bank or other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced the Bank Term Funding Program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have relationships, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, the loss of uninsured deposits, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our anticipated suppliers or future collaboration partners, which in turn, could have a material adverse effect on our future business operations and results of operations and financial condition. For example, a collaboration partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a future supplier or future collaboration partner could be adversely affected by any of the liquidity or other risks that are described above or by the loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier or collaboration partner bankruptcy or insolvency, or the failure of any collaboration partner to make payments when due, or any breach or default by a supplier or collaboration partner, or the loss of any significant supplier or collaboration partner relationships, could result in material losses to us and may have a material adverse impact on our business.

For certain product candidates, we depend, or will depend, on development and commercialization collaborators to develop and conduct clinical trials with, obtain regulatory approvals for, and if approved, market and sell product candidates. If such collaborators fail to perform as expected, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be harmed.

For certain product candidates, we depend, or will depend, on our development and commercial collaborators to develop, conduct clinical trials of, and, if approved, commercialize product candidates. We have entered into collaborations with Northwestern University and the City of Hope for a Phase 2 clinical trial in newly diagnosed HGG patients. We cannot provide assurance that our collaborators will be successful in or that they will devote sufficient resources to these collaborations. If our current or future collaboration and commercialization partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to their and our product candidates and products could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. Moreover, our ability to generate revenues from these collaborations and product candidates will depend on such collaborators’ abilities to perform in the manner we expect or fulfill their responsibilities in a timely manner, and delays by collaborators, or caused by other collaboration contract obligations, may result in a delay of our ability to disclose data.

Our current collaborations and any future collaborations that we enter into are subject to numerous risks, including:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to the collaborations;

•	collaborators may not perform their obligations as expected or fail to fulfill their responsibilities in a timely manner, or at all;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on preclinical studies or clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay preclinical studies or clinical trials, provide insufficient funding for clinical trials, stop a preclinical study or clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could fail to make timely regulatory submissions for a product candidate;

•

we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our shareholders about the status of such product candidates;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	the collaborations may not result in product candidates to develop and/or preclinical studies or clinical trials conducted as part of the collaborations may not be successful;

•

product candidates developed with collaborators may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to stop commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate; and

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation.

As a result of the foregoing, our current and any future collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected. Any failure to successfully develop or commercialize our product candidates pursuant to our current or any future collaboration agreements could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If conflicts arise with our development and commercialization collaborators or licensors, they may act in their own self-interest, which may be adverse to the interests of our company.

We may in the future experience disagreements with our development and commercialization collaborators or licensors. Conflicts may arise in our collaboration and license arrangements with third parties due to one or more of the following:

•	disputes with respect to milestone, royalty and other payments that are believed due under the applicable agreements;

•	disagreements with respect to the ownership of intellectual property rights or scope of licenses;

•	disagreements with respect to the scope of any reporting obligations;

•	disagreements with respect to contract interpretation or the preferred course of development;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; and

•	disputes with respect to a collaborator’s or our development or commercialization efforts with respect to our products and product candidates.

Conflicts with our development and commercialization collaborators or licensors could materially adversely affect our business, financial condition or results of operations and future growth prospects.

We rely on third parties, including independent clinical investigators and CROs to conduct and sponsor some of the clinical trials of our product candidates. Any failure by a third party to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval for our product candidates.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, academic partners, medical institutions, regulatory affairs consultants and third-party CROs, to conduct our preclinical studies and clinical trials, including in some instances sponsoring such clinical trials, and to engage with regulatory authorities and monitor and manage data for our ongoing preclinical and clinical programs. While we have, or will have, agreements governing the activities of such third parties, we will control only certain aspects of their activities and have limited influence over their actual performance.

Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

We remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA and other regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we fail to exercise adequate oversight over any of our academic partners or CROs or if we or any of our academic partners or CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us, our academic partners or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

In addition, with respect to investigator-sponsored trials that may be conducted, we do not control the design or conduct of these trials, and it is possible that the FDA or EMA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including the ability to obtain a license to obtain access to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we do not have control over the timing and reporting of the data from investigator-sponsored trials, nor do we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. Additionally, the FDA or EMA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or EMA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

If the manufacturers upon which we may rely fail to produce our product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to biopharmaceutical manufacturers, we may face delays in the development and commercialization of, or be unable to meet demand for, our product candidates and may lose potential revenues.

We may rely on third-party contract manufacturers to manufacture our clinical trial product supplies and for commercial scale manufacturing. There can be no assurance that our clinical development will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our contract manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements. Any delays in obtaining adequate supplies of our product candidates that meet the necessary quality standards, including delays caused by the COVID-19 pandemic, may delay our development or commercialization.

We may not succeed in our efforts to establish manufacturing relationships or other alternative arrangements for any of our product candidates or programs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing and filling our viral product for us and willing to do so. If our existing third-party manufacturers, or the third parties that we engage in the future, should cease to work with us, we likely would experience delays in obtaining sufficient quantities of our product candidates for us to meet commercial demand or to advance our clinical trials while we identify and qualify replacement suppliers. If for any reason we are unable to obtain adequate supplies of our product candidates or the therapeutic substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Further, even if we do establish such collaborations or arrangements, our third-party manufacturers may breach, terminate, or not renew these agreements.

Any problems or delays we experience in preparing for commercial scale manufacturing of a product candidate or component may result in a delay in product development timelines and FDA or other regulatory authority approval of the product candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost and quality, which could result in the delay, prevention, or impairment of clinical development and commercialization of our product candidates and may materially harm our business, financial condition, results of operations, stock price and prospects.

The manufacture of biopharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel or key raw materials, and compliance with strictly enforced federal, state, and foreign regulations. Our contract manufacturers may not perform as agreed. If our manufacturers were to encounter these or other difficulties, our ability to provide product candidates to patients in our clinical trials could be jeopardized.

Contract manufacturers of our product candidates may be unable to comply with our specifications, applicable cGMP requirements or other FDA, state or foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, they will not be able to secure or maintain regulatory approval for their manufacturing facilities. Any such deviations may also require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Any delays in obtaining products or product candidates that comply with the applicable regulatory requirements may result in delays to clinical trials, product approvals, and commercialization. It may also require that we conduct additional studies.

While we are ultimately responsible for the manufacturing of our product candidates and therapeutic substances, other than through our contractual arrangements, we have little control over our manufacturers’ compliance with these regulations and standards. If the FDA or another regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. We must also receive FDA approval for the use of any new manufacturers for commercial supply.

A failure to comply with the applicable regulatory requirements, including periodic regulatory inspections, may result in regulatory enforcement actions against our manufacturers or us (including fines and civil and criminal penalties, including imprisonment) suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the product candidate, refusal to permit the import or export of the products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, withdrawal of product approval, environmental or safety incidents and other liabilities. If the safety of any quantities supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

Any failure or refusal to supply our product candidates or components for our product candidates that we may develop could delay, prevent or impair our clinical development or commercialization efforts. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we may rely on third parties to manufacture our product candidates, and because we collaborate with various organizations and academic institutions on the development of our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets.

Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Intellectual Property

Our rights to develop and commercialize certain of our product candidates are subject and may in the future be subject, in part, to the terms and conditions of licenses granted to us by third parties. If we fail to comply with our obligations under our current or future intellectual property license agreements or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.

We are and expect to continue to be reliant upon third-party licensors for certain patent and other intellectual property rights that are important or necessary to the development of some of our technology and product candidates. For example, we rely on licenses from Northwestern University and City of Hope to certain development, commercialization, regulatory and patent rights. These license agreements impose, and we expect that any future license agreement will impose, specified diligence, milestone payment, royalty, commercialization, development and other obligations on us and require us to meet development timelines, or to exercise diligent or commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. For more information on the terms of these license agreements, see “Business —Intellectual Property.”

Furthermore, our licensors have, or may in the future have, the right to terminate a license if we materially breach the agreement and fail to cure such breach within a specified period or in the event we undergo certain bankruptcy events. In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements. If our license agreements are terminated, we may lose our rights to develop and commercialize certain of our product candidates and technology, lose patent protection, experience significant delays in the development and commercialization of certain of our product candidates and technology, and incur liability for damages. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates and technology. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with any product candidates we may develop and our technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our or our licensors’ ability to obtain, maintain and defend intellectual property and to enforce intellectual property rights against third parties;

•

the extent to which our technology, product candidates and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other intellectual property rights under our license agreements;

•	our diligence, development, regulatory, commercialization, financial or other obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our diligence, development, regulatory, commercialization, financial or other obligations under the relevant agreement. In addition, if disputes over intellectual property that we have licensed or any other dispute related to our license agreements prevent or impair our ability to maintain our current license agreements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates and technology. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

License agreements we may enter into in the future may be non-exclusive. Accordingly, third parties may also obtain non-exclusive licenses from such licensors with respect to the intellectual property licensed to us under such license agreements. Accordingly, these license agreements may not provide us with exclusive rights to use such licensed patent and other intellectual property rights, or may not provide us with exclusive rights to use such patent and other intellectual property rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and any product candidates we may develop in the future.

Moreover, some of our in-licensed patent and other intellectual property rights may in the future be subject to third-party interests such as co-ownership. If we are unable to obtain an exclusive license to such third-party co-owners’ interest, in such patent and other intellectual property rights, such third-party co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. We or our licensors may need the cooperation of any such co-owners of our licensed patent and other intellectual property rights in order to enforce them against third parties, and such cooperation may not be provided to us or our licensors.

Additionally, we may not have complete control over the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications that we license from third parties. It is possible that our licensors’ filing, prosecution and maintenance of the licensed patents and patent applications, enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, and accordingly, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to file, prosecute, maintain, enforce and defend such patents and patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our technology and any product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors or other third parties from making, using and selling competing products.

Furthermore, our owned and in-licensed patent rights may be subject to a reservation of rights by one or more third parties. When new technologies are developed with government funding, in order to secure ownership of patent rights related to the technologies, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. A failure to meet these obligations may lead to a loss of rights or the unenforceability of relevant patents or patent applications.

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our business will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, synthetic intermediates, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities and whether a court would issue an injunctive remedy. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain, or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees.

The strength of patents in the biotechnology and biopharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology, including our product candidates, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications and patents we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We cannot be certain that we were the first to file any patent application related to our technology and directed to our product candidates, and, if we were not, we may be precluded from obtaining patent protection for our technology, including our product candidates.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and patents, and, if we are not, we may be subject to priority disputes. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. Similarly, for United States applications in which at least one claim is not entitled to a priority date before March 16, 2013, derivation proceedings can be instituted to determine whether the subject matter of a patent claim was derived from a prior inventor’s disclosure.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent or patent application claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, would adequately protect our product candidates, or would be found by a court to be infringed by a competitor’s technology or product. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which have the same effect as our products on an independent basis which do not infringe our patents or other intellectual property rights, or will design around the claims of patents that may issue that cover our products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Under the enacted Leahy-Smith America Invents Act, or America Invents Act, enacted in 2013, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO only recently developed new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make or use compounds that are similar to the compositions of our product candidates but that are not covered by the claims of our patents or those of our licensors;

•

we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;

•	it is possible that others may circumvent our owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of foreign countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•

our owned, co-owned, or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

•

the inventors of our owned, co-owned, or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

the co-owners of certain of our patent applications may become involved with, or license or assign the co-owned applications to competitors, or become hostile to us or the patents or patent applications on which they are named as co-owners;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we have engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates or diagnostic tests we develop may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on our business.

We may enter into license or other collaboration agreements in the future that may impose certain obligations on us. If we fail to comply with our obligations under such future agreements with third parties, we could lose license rights that may be important to our future business.

In connection with our efforts to expand our pipeline of product candidates, we may enter into certain licenses or other collaboration agreements in the future pertaining to the in-license of rights to additional candidates. Such agreements may impose various diligence, milestone payment, royalty, insurance or other obligations on us. If we fail to comply with these obligations, our licensor or collaboration partners may have the right to terminate the relevant agreement, in which event we would not be able to develop or market the products covered by such licensed intellectual property.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In addition, we may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third-party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. For example, our clinical development strategy includes our techniques for obtaining, processing and preserving neuronal-derived stem cells and adipose-derived mesenchymal stem cells that are proprietary and confidential. If one or more third parties obtain or are otherwise able to replicate these techniques, an important feature and differentiator of our clinical development strategy will become available to potential competitors. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and biopharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and biopharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

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substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•

a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do;

•

if a license is available from a third-party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products and any license that is available may be non-exclusive, which could result in our competitors gaining access to the same intellectual property; and

•	redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

Our collaborators may assert ownership or commercial rights to inventions they develop from research we support or that we develop from our use of the tissue samples or other biological materials, which they provide to us, or otherwise arising from the collaboration.

We collaborate with institutions, universities, medical centers, physicians and researchers in scientific matters and expect to continue to enter into additional collaboration agreements. In certain cases, we do not have written agreements with these collaborators, or the written agreements we have do not cover intellectual property rights. Also, we rely on numerous third parties to provide us with tissue samples and biological materials that we use to conduct our research activities and develop our product candidates. If we cannot successfully negotiate sufficient ownership and commercial rights to any inventions that result from our use of a third-party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s samples, or data developed in a collaborator’s study, we may be limited in our ability to capitalize on the market potential of these inventions or developments.

Third parties may assert that we are employing their proprietary technology without authorization.

There may be third-party patents of which we are currently unaware with claims to compositions of matter, materials, formulations, methods of manufacture or methods for treatment that encompass the composition, use or manufacture of our product candidates. There may be currently pending patent applications of which we are currently unaware which may later result in issued patents that our product candidates or their use or manufacture may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

If any third-party patent were held by a court of competent jurisdiction to cover our product candidates, intermediates used in the manufacture of our product candidates or our materials generally, aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information, misappropriated trade secrets, or are in breach of non-competition or non-solicitation agreements with our competitors.

As is common in the biotechnology and biopharmaceutical industries, we employ individuals who were previously employed at universities or other biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, and although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may also be subject to claims that we caused an employee to breach the terms of their non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor or other party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights.

Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. We may develop products containing our compounds and pre-existing biopharmaceutical compounds. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our current or future licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question or for other reasons. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-examination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the European Patent Office, or EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our product candidates or proprietary technologies.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. If we or one of our licensors is a party to an interference or derivation proceeding involving a U.S. patent application on inventions owned by or in-licensed to us, we may incur substantial costs, divert management’s time and expend other resources, even if we are successful.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In certain circumstances, even inadvertent noncompliance events may permanently and irrevocably jeopardize patent rights. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Any issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensors initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and product candidates.

Changes in patent law in the U.S. and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of, and may require a compulsory license to, patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions such as patent term adjustments and/or extensions, may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to FLAG and the Business Combination

The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for FLAG to complete the Business Combination as contemplated in the Merger Agreement.

The Merger Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned on, among other things, the satisfaction of the Minimum Cash Condition. The Merger Agreement also contains a mutual condition that as of the Closing, FLAG shall have net tangible assets of at least $5,000,001. There can be no assurance that the parties could and would waive these conditions.

If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. If such conditions are waived and the Business Combination is consummated and FLAG has less than the amount of the Minimum Cash Condition, the cash held by New Calidi after the Closing may not be sufficient to allow New Calidi to operate and pay its bills as they become due. Furthermore, FLAG’s affiliates are not obligated to make loans to New Calidi in the future. The additional exercise of redemption rights with respect to a large number of FLAG’s public stockholders may make New Calidi unable to take such actions as may be desirable in order to optimize the capital structure of New Calidi after consummation of the Business Combination and New Calidi may not be able to raise additional financing from unaffiliated parties necessary to fund New Calidi’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding New Calidi’s ability to continue as a going concern at such time.

Our Sponsor, Metric, the Anchor Investors and the Insiders have agreed to vote in favor of the Business Combination, regardless of how FLAG’s public stockholders vote.

Our Sponsor, Metric, the anchor investors and the Insiders own 58.2% of issued and outstanding FLAG Common Stock. Our Current Charter provides that, if FLAG seeks stockholder approval of the Business Combination, the Business Combination will be approved if FLAG receives the affirmative vote of a majority of the shares voted at such meeting, including the founder shares. Pursuant to the Sponsor Agreement entered into with us, our Sponsor, Metric and the Insiders have agreed to vote any founder shares held by them and any public shares purchased during or after the IPO, in favor of the Business Combination. Pursuant to the Investment Agreements, the anchor investors have agreed to vote any founder shares held by them in favor of the Business Combination. For purposes of seeking approval of the majority of outstanding shares of FLAG Common Stock voted, nonvotes will have no effect on the approval of the Business Combination once a quorum is obtained. As a result, our Sponsor, Metric, the anchor investors and the Insiders control enough of FLAG’s voting securities to approve the Business Combination without the approval of any holders of public shares. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Our Sponsor and the Insiders have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other Proposals described in this proxy statement/prospectus.

When considering the FLAG Board’s recommendation that public stockholders vote in favor of the approval of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, stockholders should be aware that the Sponsor and the Insiders have interests in the Business Combination that may be different from, or in addition to, the interests of FLAG’s public stockholders generally and that conflict with the interests of FLAG’s public stockholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” The personal and financial interests of the Insiders may have influenced their motivation in identifying and selecting Calidi and completing the Business Combination with Calidi. The aggregate amount of capital that is at risk of loss if the Business Combination is not completed within the completion window (including securities held, loans extended, fees due and out-of-pocket expenses subject to reimbursement) is (i) $2,500,000 for the members of the Sponsor who are not Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity) and (ii) $1,656,000 for the Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity). Additionally, the Sponsor has agreed to use its FLAG Private Placement Warrants to incentive investors, pay expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of FLAG or otherwise forfeit such securities for no consideration, which it acquired for an aggregate purchase price of $3,675,000, upon the consummation of the Business Combination.

The exercise of the Insiders’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in FLAG Stockholders’ best interest.

In the period leading up to the Closing of the Transactions, events may occur that, pursuant to the Merger Agreement, would require FLAG to agree to amend the Merger Agreement, to consent to certain actions taken by Calidi or to waive rights that FLAG is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Calidi’s business, a request by Calidi to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Calidi’s business and would entitle FLAG to terminate the Merger Agreement. In any of such circumstances, it would be at FLAG’s discretion, acting through the FLAG Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the Insiders described in the preceding risk factors may result in a conflict of interest on the part of one or more of the Insiders between what he, she or they may believe is best for FLAG and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, FLAG does not believe there will be any material changes or waivers that the Insiders would be likely to make or grant after the mailing of this proxy statement/prospectus. FLAG will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Transactions that would have a material impact on public stockholders are required prior to the vote on the Business Combination Proposal.

The Sponsor and the Insiders will beneficially own a significant equity interest in FLAG and may take actions that conflict with your interests.

The interests of the Sponsor and the Insiders may not align with the interests of FLAG and its public stockholders. The Sponsor and the Insiders are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with FLAG. The Sponsor and the Insiders, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to FLAG’s business and, as a result, those acquisition opportunities may not be available to FLAG.

The NYSE American may not continue to list FLAG Securities, which could limit investors’ ability to make transactions in FLAG Securities and subject FLAG to additional trading restrictions.

The FLAG Class A Common Stock, FLAG Units and FLAG Public Warrants are currently listed on the NYSE American and we expect the New Calidi Common Stock and New Calidi Warrants to be listed on the NYSE American upon consummation of the Business Combination. FLAG’s continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that New Calidi will be able to comply with the continued listing standards of the NYSE American following the Business Combination. If, after the Business Combination, NYSE American delists New Calidi’s Common Stock from trading on its exchange for failure to meet the listing standards, FLAG’s public stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Calidi securities;

•	reduced liquidity for New Calidi securities;

•

a determination that New Calidi Common Stock is a “penny stock” which will require brokers trading in such securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Calidi securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

FLAG has elected not to pursue PIPE financing at this time, which may increase the risk that New Calidi is under-capitalized upon the consummation of the Business Combination.

While we are continuing to explore additional potential equity financings, there is no guarantee that we will secure such a financing on favorable terms or at all, and there is no obligation for FLAG to complete one prior to the consummation of the Business Combination. A failure to secure financing may increase the risk that New Calidi is under-capitalized upon completion of the Business Combination, which could adversely affect New Calidi’s financial condition and results of operations.

If a stockholder fails to receive notice of FLAG’s offer to redeem FLAG’s public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

FLAG will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite FLAG’s compliance with these rules, if a stockholder fails to receive FLAG’s proxy solicitation materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, this proxy statement/prospectus describes the various procedures that must be complied with in order to validly redeem or tender public shares. In the event that a public stockholder fails to comply with any procedures, its shares may not be redeemed.

There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public stockholder in a better future economic position.

FLAG can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination.

Certain events following the consummation of the Business Combination may cause an increase in the share price of FLAG public shares, and may result in a lower value realized now than a stockholder of FLAG might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If FLAG is unable to complete the Business Combination, FLAG’s public stockholders may receive only their pro rata portion of the funds in the Trust Account that are available for distribution to public stockholders, and all FLAG Warrants will expire worthless.

Under the terms of FLAG’s Current Charter, FLAG must complete the Business Combination before the end of the completion window, or FLAG must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the FLAG Board, dissolving and liquidating.

If FLAG is unable to complete the Business Combination, FLAG’s public stockholders may receive only their pro rata portion of the funds in the Trust Account that are available for distribution to public stockholders, and all FLAG Warrants will expire worthless. In certain circumstances, FLAG’s public stockholders may receive less than $10.00 per share upon FLAG’s liquidation. See “— If third parties bring claims against FLAG, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors below.

FLAG and Calidi have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by FLAG if the Business Combination is not completed.

FLAG and Calidi expect to incur significant costs and expenses associated with the Business Combination. These costs and expenses will reduce the amount of cash available to be used for other corporate purposes by FLAG if the Business Combination is not completed.

Even if FLAG consummates the Business Combination, there is no guarantee that the FLAG Public Warrants will ever be in the money, and they may expire worthless.

The exercise price for FLAG Public Warrants is $11.50 per share of FLAG Class A Common Stock. There is no guarantee that the FLAG Public Warrants will ever be in the money prior to their expiration, and as such, the FLAG Public Warrants may expire worthless.

Subsequent to the consummation of the Business Combination, New Calidi may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on FLAG’s financial condition, results of operations and FLAG’s stock price, which could cause you to lose some or all of your investment.

FLAG cannot assure you that its diligence on Calidi has surfaced all material issues in relation to Calidi that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Calidi’s business and outside of FLAG’s control will not later arise. As a result of these factors, New Calidi may be forced to later write-down or write-off assets, restructure New Calidi’s operations, or incur impairment or other charges that could result in New Calidi reporting losses. Even if FLAG’s due diligence successfully has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with FLAG’s preliminary risk analysis.

Even though these charges may be non-cash items and not have an immediate impact on FLAG’s liquidity, if New Calidi were to report charges of this nature, negative market perceptions about FLAG or FLAG Securities could result. In addition, charges of this nature may cause FLAG to violate net worth or other covenants to which FLAG may be subject as a result of assuming pre-existing debt held by Calidi’s business or by virtue of FLAG’s obtaining post-combination debt financing. Accordingly, any stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their securities. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by FLAG’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation materials relating to the Business Combination contained an actionable material misstatement or material omission.

Our stockholders may not have the same benefits as an investor in an underwritten public offering.

FLAG is already a publicly traded company. Therefore, the Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of our securities and differ from an underwritten initial public offering in several significant ways.

For example, like other business combinations and spin-offs, in connection with the Business Combination, our stockholders will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our stockholders must rely on the information in this proxy statement/consent solicitation statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of New Calidi’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the NYSE American on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the NYSE American. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since New Calidi will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New Calidi since there is no incentive to brokerage firms to recommend the purchase of New Calidi Common Stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New Calidi’s behalf. All of these differences from an underwritten public offering of New Calidi’s securities could result in a more volatile price for New Calidi’s securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, our Sponsor, the Insiders as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of New Calidi’s securities following completion of the Business Combination, and that would not typically be present in an underwritten public offering of New Calidi’s securities. Such interests may have influenced the FLAG Board in making its recommendation that FLAG stockholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/prospectus. See the sections entitled “Summary of the Proxy statement/prospectus — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New Calidi became a publicly listed company through an underwritten initial public offering instead or upon completion of the Business Combination.

If third parties bring claims against FLAG, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third party claims against FLAG. Although we seek to have all vendors, service providers (other than FLAG’s independent registered public accounting firm), Calidi and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against FLAG’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our operating partners will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if the operating partners believe that such third party’s engagement would be significantly more beneficial to FLAG than any alternative.

Examples of possible instances where FLAG may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by the operating partners to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where the operating partners are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with FLAG and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for the payment of creditors’ claims that were not waived that may be brought against us within a 10-year period following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreements, our Sponsor has agreed that it will be liable to FLAG if and to the extent any claims by a third party (other than FLAG’s independent registered public accounting firm and the IPO Underwriter) for services rendered or products sold to FLAG, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the assets in the Trust Account, in each case net of the interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under FLAG’s indemnity of the IPO Underwriter against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of FLAG.

Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for FLAG’s Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, FLAG may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of FLAG’s officers or directors will indemnify FLAG for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

FLAG’s directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to FLAG’s public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, FLAG’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations.

While FLAG currently expect that FLAG’s independent directors would take legal action on FLAG’s behalf against our Sponsor to enforce its indemnification obligations to FLAG, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, after FLAG distributes the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the FLAG Board may be viewed as having breached their fiduciary duties to FLAG’s creditors, thereby exposing the members of the FLAG Board and FLAG to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by public stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public stockholders. In addition, the FLAG Board may be viewed as having breached its fiduciary duty to FLAG’s creditors and/or having acted in bad faith, thereby exposing itself and FLAG to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to FLAG’s public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such a proceeding may have priority over the claims of FLAG Stockholders and the per-share amount that would otherwise be received by FLAG Stockholders in connection with FLAG’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, FLAG files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in FLAG’s bankruptcy estate and subject to the claims of third parties with priority over the claims of our public stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our public stockholders in connection with our liquidation may be reduced.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules (the “2022 Proposed Rules”) relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act. The 2022 Proposed Rules, if adopted, whether in the form proposed or in revised form, and certain positions and legal conclusions expressed by the SEC in connection with the 2022 Proposed Rules, may materially adversely affect our ability to complete the Business Combination and may increase the costs and time related thereto.

Our public stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete the Business Combination within the completion window may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the completion window in the event we do not complete the Business Combination and, therefore, we do not intend to comply with the procedures set forth in Section 280 of the DGCL.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10-year period following FLAG’s dissolution. However, because FLAG is a blank check company, rather than an operating company, and FLAG’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from FLAG’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete the Business Combination within the completion window, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

FLAG has no operating history and our results of operations and those of Calidi may differ significantly from the unaudited pro forma combined financial information included in this proxy statement/prospectus.

FLAG is a blank check company with no operating history or results.

This proxy statement/prospectus includes unaudited pro forma combined financial statements for Calidi. The unaudited pro forma combined statement of loss of Calidi combines the historical audited results of operations of FLAG. The unaudited pro forma combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated, or the future consolidated results of operations or financial position of Calidi. Accordingly, Calidi’s business, assets, cash flows, results of operations and financial condition may differ significantly in a negative manner from those indicated by the unaudited pro forma combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Combined Financial Information.”

Following the consummation of the Business Combination, New Calidi’s only significant asset will be its ownership interest in the New Calidi business, and such ownership may not be sufficiently profitable or valuable to enable New Calidi to satisfy New Calidi’s other financial obligations. New Calidi does not anticipate paying any cash dividends for the foreseeable future.

Following the consummation of the Business Combination, New Calidi will have no direct operations and no significant assets other than its ownership interest in the New Calidi business. New Calidi will depend on the New Calidi business for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company. The earnings from, or other available assets of, the New Calidi business may not be sufficient to pay dividends or make distributions or loans to enable New Calidi to pay any dividends on the New Calidi Common Stock or satisfy its other financial obligations.

In addition, Calidi has never declared or paid cash dividends on its capital stock, and it does not anticipate paying any cash dividends in the foreseeable future. Calidi currently intends to retain its future earnings, if any, for the foreseeable future, to fund the development and growth of its business. Any future determination to pay dividends will be at the discretion of New Calidi’s board of directors and will be dependent upon its financial condition, results of operations, capital requirements, applicable contractual restrictions and such other factors as the board of directors may deem relevant. As a result, capital appreciation in the price of New Calidi Common Stock, if any, will be your only source of gain on an investment in New Calidi Common Stock.

Please see the sections titled “FLAG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources” and “Calidi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information.

We may not be able to complete an initial business combination within the completion window (by September 14, 2023), in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

If we do not consummate the Business Combination and complete the Business Combination within the completion window (by September 14, 2023 if we were to exercise the one remaining three-month extension), our intention will be to cease all operations except for the purposes of winding up. Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, COVID-19 (and its variants) could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

If we have not consummated an initial business combination within such applicable time period, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, including franchise and income taxes (less up to $100,000 of such net interest released to us to pay dissolution expenses), divided by the total number of then outstanding public shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive $10.00 per share, and our warrants will expire worthless. In certain circumstances, our public stockholders may receive less than $10.00 per share on the redemption of their shares. See “ —If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

On December 6, 2022, Guggenheim Securities notified FLAG that it had determined to waive its entitlement to the payment of any deferred compensation in connection with its role as underwriter in FLAG’s initial public offering that would otherwise become due upon the consummation of the Business Combination.

In connection with its role as an underwriter in the IPO, Guggenheim Securities was entitled to payment of a deferred underwriting fee upon consummation of an initial business combination. On December 6, 2022, Guggenheim Securities notified FLAG that Guggenheim Securities waives its entitlement to the payment of any deferred compensation in connection with its role as underwriter in the IPO that would otherwise become due upon the consummation of the Business Combination. Notwithstanding the fact that all services required to be performed by Guggenheim Securities in order to be entitled to the deferred underwriting fee have been completed, Guggenheim Securities is waiving such fee. Because Guggenheim Securities has not been involved in the preparation and review of the Registration Statement, FLAG’s investors will not have the benefit of their independent review and investigation of the disclosures provided in the proxy statement/prospectus contained in this Registration Statement. Guggenheim Securities did not provide FLAG with the reasons for the fee waiver.

The Proposed Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between New Calidi and its stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit New Calidi stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers or employees or the underwriters or any offering giving rise to such claim.

The Proposed Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on New Calidi’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against New Calidi arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, the Proposed Charter provides that, unless New Calidi consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision is intended to benefit and may be enforced by New Calidi, its officers and directors, the underwriters in any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Calidi or its directors and officers, which may discourage such lawsuits against New Calidi and its directors and officers. If a court were to find the choice of forum provisions in the Proposed Charter to be inapplicable or unenforceable in an action, New Calidi may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

A market for New Calidi’s securities may not develop or continue, which would adversely affect the liquidity and price of New Calidi’s securities.

Following the Business Combination, the price of New Calidi’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for New Calidi’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of New Calidi’s securities after the Business Combination can vary due to general economic conditions and forecasts, New Calidi’s general business condition and the release of New Calidi’s financial reports. Additionally, if New Calidi’s securities become delisted from the NYSE American for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of New Calidi’s securities may be more limited than if New Calidi was quoted or listed on the NYSE American or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of FLAG Securities may decline. Accordingly, the valuation ascribed to the Calidi business and FLAG Class A Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.

Upon the consummation of the Business Combination, holders of FLAG Class A Common Stock will have the opportunity to redeem their shares at a per-share price equal to the aggregate amount then on deposit in the Trust Account divided by the number of then outstanding shares of FLAG Class A Common Stock. Because of this right of redemption, FLAG Class A Common Stock has historically traded at prices of approximately $10.00 per share, which represents the anticipated funds held in the Trust Account divided by the then outstanding shares of FLAG Class A Common Stock. Therefore, the historical trading price of FLAG Class A Common Stock prior to the Business Combination may bear no relationship to the trading price of FLAG Class A Common Stock subsequent to the Business Combination.

If the benefits of the Business Combination do not meet the expectations of investors, stockholders or securities analysts, the market price of Calidi’s securities following the consummation of the Business Combination may decline. The market values of Calidi’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which FLAG Stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Calidi’s securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for stock relating to the Calidi business and trading in shares of FLAG Class A Common Stock has not been active. Accordingly, the valuation ascribed to the Calidi business and FLAG Class A Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.

The trading price of New Calidi Common Stock following the Business Combination may fluctuate substantially. This may be especially true for companies like New Calidi, which following the Business Combination will have a small public float. If an active market for New Calidi’s securities develops and continues, the trading price of New Calidi’s securities following the Business Combination could be volatile and subject to wide fluctuations. The trading price of the New Calidi’s Common Stock following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond FLAG’s control and may not be related to FLAG’s operating performance. These fluctuations could cause you to lose all or part of your investment in the FLAG Class A Common Stock since you might be unable to sell your shares at or above the price attributed to them in the Business Combination. Any of the factors listed below could have a material adverse effect on your investment in FLAG Securities and FLAG Securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of FLAG Securities may not recover and may experience a further decline.

Factors affecting the trading price of New Calidi’s securities following the Business Combination may include:

•	market conditions in the broader stock market in general, or in New Calidi’s industry in particular;

•	actual or anticipated fluctuations in New Calidi’s quarterly financial results or the quarterly financial results of companies perceived to be similar to FLAG’s;

•	changes in the market’s expectations about New Calidi’s operating results;

•	the public’s reaction to New Calidi’s press releases, other public announcements and filings with the SEC;

•	speculation in the press or investment community;

•	actual or anticipated developments in New Calidi’s business, competitors’ businesses or the competitive landscape generally;

•	the operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	the timing of the achievement of objectives under New Calidi’s business plan and the timing and amount of costs New Calidi incurs in connection therewith;

•	changes in financial estimates and recommendations by securities analysts concerning New Calidi or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to New Calidi’s;

•	changes in laws and regulations affecting New Calidi’s business;

•	commencement of, or involvement in, litigation or investigations involving New Calidi;

•	changes in New Calidi’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New Calidi’s Common Stock available for public sale;

•	any major change in New Calidi’s board of directors or management;

•	sales of substantial amounts of New Calidi’s Common Stock by FLAG’s directors, officers or significant stockholders or the perception that such sales could occur;

•	general economic and political conditions such as recessions, interest rates, “trade wars,” pandemics (such as COVID-19) and acts of war or terrorism; and

•	other risk factors listed under “Risk Factors.”

In addition, the release of Escalation Shares is tied to the trading price of New Calidi Common Stock during a five-year period following the Closing. As such, the number of Escalation Shares that will be made available to Calidi Stockholders will not be determined until after the Closing, and, if an applicable Escalation Achievement Date has not occurred with respect to the Escalation Shares during the Escalation Period, no Escalation Shares will be issued. Accordingly, at the effective time of the Business Combination, Calidi Stockholders will not know or be able to calculate the market value of the Escalation Shares they will receive at the Closing.

Broad market and industry factors may materially harm the market price of New Calidi’s securities irrespective of New Calidi’s operating performance. The stock market in general and the NYSE American have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Calidi’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Calidi’s could depress New Calidi’s stock price regardless of New Calidi’s business, prospects, financial conditions or results of operations. Broad market and industry factors, including, most recently, the impact of COVID-19 and any other global pandemics, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of the New Calidi Common Stock, regardless of New Calidi’s actual operating performance. These fluctuations may be even more pronounced in the trading market for New Calidi’s stock shortly following the Business Combination. A decline in the market price of New Calidi’s securities also could adversely affect New Calidi’s ability to issue additional securities and New Calidi’s ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Plaintiffs challenging de-SPAC transactions, in particular, also have alleged breach of fiduciary duty claims against the SPAC’s directors and officers, often arguing for application of the “entire fairness” standard of review, which is Delaware’s most searching standard of review, making dismissal at the pleading stage unlikely where “entire fairness” applies. Litigation of this these types, if instituted against New Calidi, could result in substantial costs and a diversion of New Calidi’s management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that New Calidi make significant payments.

If the net proceeds of the Initial Public Offering and the sale of the private placement warrants not being held in the Trust Account are insufficient to allow us to operate until the expiration of the completion window, we may be unable to complete our initial business combination, in which case our public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.

The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until the expiration of our completion window. We believe that, the funds available to us outside of the Trust Account will be sufficient to allow us to operate until the expiration of our completion window; however, we cannot assure stockholders that our estimate is accurate. If we are unable to complete the Business Combination by the expiration of the completion window, our public stockholders may receive only approximately $10.00 per share on the liquidation of our Trust Account and our warrants will expire worthless. In certain circumstances, our public stockholders may receive less than $10.00 per share upon our liquidation. See “ —If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Calidi, its business, or its market, or if they change their recommendations regarding New Calidi’s Common Stock adversely, then the price and trading volume of New Calidi Common Stock could decline.

The trading market for New Calidi’s Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, New Calidi’s business and operations, New Calidi’s market, or New Calidi’s competitors. Securities and industry analysts do not currently, and may never, publish research on FLAG or Calidi. If no securities or industry analysts commence coverage of New Calidi, New Calidi’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Calidi change their recommendation regarding New Calidi’s stock adversely, or provide more favorable relative recommendations about New Calidi’s competitors, the price of New Calidi Common Stock would likely decline. If any analyst who may cover New Calidi were to cease coverage of New Calidi or fail to regularly publish reports on it, New Calidi could lose visibility in the financial markets, which could cause New Calidi’s stock price or trading volume to decline.

There is no guarantee that an active and liquid public market for shares of New Calidi’s Common Stock will develop.

FLAG is currently a blank check company and there has not been a public market for Calidi Common Stock since it is a private company. A liquid trading market for New Calidi’s Common Stock may never develop.

In the absence of a liquid public trading market:

•	you may not be able to liquidate your investment in the public shares;

•	you may not be able to resell your public shares at or above the price attributed to them in the Business Combination;

•	the market price of New Calidi Common Stock may experience significant price volatility; and

•	there may be less efficiency in carrying out your purchase and sale orders.

FLAG Stockholders will experience dilution as a consequence of, among other transactions, the issuance of FLAG Class A common stock as Merger Consideration in the Business Combination. Having a minority share position may reduce the influence that our public stockholders have on the management of FLAG.

Upon the completion of the Transactions, we anticipate that (i) FLAG’s public stockholders will own approximately 15.6% of the outstanding shares of New Calidi, (ii) holders of founders shares, collectively, will own approximately 14.6% of the outstanding shares of New Calidi, and (iii) the Calidi Stockholders will own approximately 70% of the outstanding shares of New Calidi, assuming that no FLAG public stockholders exercise their redemption rights and certain other assumptions. If any of FLAG’s public stockholders exercise their redemption rights, the percentages of New Calidi’s outstanding Common Stock held by FLAG’s public stockholders will decrease and the percentages of New Calidi’s outstanding Common Stock held by the Sponsor and Metric and by the Calidi Stockholders will increase, in each case relative to the percentage held if none of the public shares are redeemed. Upon the issuance of New Calidi Common Stock in connection with the Business Combination, the percentage ownership of New Calidi by FLAG’s public stockholders who do not redeem their public shares will be diluted. FLAG’s public stockholders that do not redeem their public shares in connection with the Business Combination will experience further dilution upon the exercise of FLAG Public Warrants that are retained after the Closing by redeeming public stockholders. The percentage of the total number of outstanding shares of New Calidi Common Stock that will be owned by FLAG’s public stockholders as a group will vary based on the number of public shares for which the holders thereof request redemption in connection with the Business Combination.

Please see the section entitled “Proposal No. 1 — the Business Combination Proposal — Impact of the Business Combination on New Calidi’s Public Float” for a presentation of alternative scenarios of ownership of New Calidi following the consummation of the Business Combination. See also “Unaudited Pro Forma Combined Financial Information.”

Having a minority ownership interest in New Calidi may reduce the influence that FLAG’s public stockholders have on the management of FLAG. See the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Impact of the Business Combination on New Calidi’s Public Float” and section entitled “Unaudited Pro Forma Combined Financial Information” for more information.

Risks Related to the Redemption

FLAG does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for FLAG to complete the Business Combination with which a substantial majority of FLAG Stockholders do not agree.

Our Charter does not provide a specified maximum redemption threshold, except that in no event will FLAG redeem FLAG’s public shares in an amount that would cause FLAG’s net tangible assets to be less than $5,000,001. The Merger Agreement provides that FLAG’s and Calidi’s respective obligations to consummate the business combination are conditioned on FLAG having at least $5,000,001 of net tangible assets after giving effect to any redemption and any new equity investments secured as of the closing of the Transactions. As a result, we may be able to complete the Business Combination even though a substantial majority of our public stockholders do not agree with the Business Combination and have redeemed their shares.

In the event the aggregate cash consideration FLAG would be required to pay for all shares of FLAG Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy the Minimum Cash Condition exceed the aggregate amount of cash available, FLAG will not complete the Business Combination or redeem any shares, all shares of FLAG Class A Common Stock submitted for redemption will be returned to the holders thereof, and FLAG instead may proceed to liquidate.

Our Sponsor, Metric and the Insiders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support.

Our Sponsor, Metric and the Insiders own shares of FLAG Common Stock representing [●]% of the issued and outstanding shares of FLAG Common Stock. Accordingly, they may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our Current Charter and approval of major corporate transactions. In addition, the FLAG Board, whose members were elected by our Sponsor and Metric, is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. We may not hold an annual meeting of stockholders to elect new directors prior to the Closing, in which case all of the current directors on the FLAG Board will continue in office until at least the Closing. If there is an annual meeting, as a consequence of FLAG’s “staggered” board of directors, only a minority of the board of directors will be considered for election and prior to the Closing, only our Sponsor and Metric will be able to appoint or remove directors. In addition, prior to the Closing, holders of a majority of FLAG’s founder shares may remove a member of the FLAG Board for any reason. Accordingly, our Sponsor and Metric will continue to exert control at least until the Closing.

A provision of FLAG’s Warrant Agreement may make it more difficult for FLAG to complete the Business Combination.

If (i) we issue additional shares of FLAG Common Stock or equity-linked securities for capital raising purposes in connection with the Closing of the Business Combination at a Newly Issued Price of less than $9.20 per share of FLAG Class A Common Stock, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the Closing (net of redemptions), and (iii) the Market Value is below $9.20 per share, then the exercise price of the FLAG Public Warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price. This may make it more difficult for FLAG to complete the Business Combination.

FLAG may be subject to a new 1% U.S. federal excise tax in connection with redemptions of FLAG Common Stock.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of any positive difference between the fair market value of any shares repurchased by the repurchasing corporation during a taxable year and the fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. In addition, a number of exceptions apply to this excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, this excise tax.

On December 27, 2022, the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of aspects of the excise tax (including its application and operation with respect to SPACs) remain unclear and such interim operating rules are subject to change.

Because the application of this excise tax is not entirely clear, any redemption or other repurchase effected by FLAG, in connection with the Business Combination, may be subject to this excise tax. Because any such excise tax would be payable by FLAG and not by the redeeming holder, it could cause a reduction in the value of FLAG Common Stock or cash available for distribution in a subsequent liquidation. Whether and to what extent FLAG would be subject to the excise tax in connection with the Business Combination will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or any other equity issuances within the same taxable year of the business combination) and (iii) the content of any subsequent regulations, clarifications, and other guidance issued by the Treasury. It is possible that the proceeds held in the Trust Account could be used to pay any excise tax owed by FLAG in the event FLAG is unable to complete the Business Combination and redeem 100% of FLAG’s remaining FLAG Common Stock, in which case the amount that would otherwise be received by FLAG public stockholders in connection with a liquidation would be reduced.

SPECIAL MEETING OF FLAG STOCKHOLDERS

General

FLAG is furnishing this proxy statement/prospectus to FLAG Stockholders as part of the solicitation of proxies by the FLAG Board for use at the special meeting of FLAG Stockholders to be held on [●], 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus provides FLAG Stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held via live webcast at [●] a.m. Eastern Time, on [●], 2023. The special meeting can be accessed by visiting [●], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication. Please have your Control Number, which can be found on your proxy card, to join the special meeting. If you do not have a control number, please contact the Continental Stock Transfer Company, the transfer agent.

Purpose of the FLAG Special Meeting

At the special meeting, FLAG is asking holders of FLAG Common Stock to consider and vote upon:

1. A proposal to approve the Business Combination described in this proxy statement/prospectus, including approving the Transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

2. A proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of FLAG, which will be the certificate of incorporation of New Calidi, in the form attached to this proxy statement/prospectus as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

3. A proposal to vote upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Second Amended and Restated Certificate of Incorporation presented separately in accordance with SEC requirements. See the section entitled “Proposal No. 3 — The Governance Proposal”;

4. A proposal to approve and adopt the Incentive Plan, in the form attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;

5. A proposal to approve and adopt the ESPP, in the form attached to this proxy statement/prospectus as Annex H, and the material terms thereof, including the authorization of the initial share reserve thereunder. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

6. A proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors. Please see the section entitled “Proposal No. 6 — The New Board Proposal”;

7. A proposal to approve, for purposes of complying with Section 712(b) and Section 713(b) of the NYSE American’s Company Guide, (a) the issuance of more than 20% of FLAG’s issued and outstanding shares of common stock in connection with the Business Combination, and (b) the issuance of more than 20% of FLAG’s issued and outstanding shares to a single holder (which may constitute a change in control under the NYSE American’s Company Guide) in connection with the Business Combination. Please see the section entitled “Proposal No. 7 — NYSE American Proposal”; and

8. A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal. Please see the section entitled “Proposal No. 8 — Adjournment Proposal.”

Recommendation of the FLAG Board

The FLAG Board unanimously recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the New Board Proposal, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the FLAG Board’s recommendation of these Proposals, you should keep in mind that our Sponsor and the Insiders have interests in the Business Combination that are different from, or in addition to, the interests of FLAG Stockholders generally and that conflict with the interests of FLAG’s public stockholders. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The FLAG Board was aware of these interests, among other matters, in evaluating the Business Combination and in recommending to the FLAG Stockholders that they vote “FOR” the Proposals presented at the special meeting.

Record Date; Persons Entitled to Vote

FLAG has fixed the close of business on [●], 2023, as the Record Date for determining FLAG Stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the Record Date, there were [●] shares of FLAG Common Stock outstanding and entitled to vote. Each share of FLAG Common Stock is entitled to one vote per share at the special meeting. Only holders of FLAG Class B Common Stock are entitled to vote on the New Board Proposal.

Quorum

The presence at the special meeting by attendance via the virtual meeting website or by proxy, of a majority of the voting power of all the outstanding shares of FLAG Common Stock as of the Record Date entitled to vote constitutes a quorum at the special meeting. Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

FLAG’s Current Bylaws permit the chair of the special meeting to adjourn the special meeting, whether or not there is a quorum, to a later date, time, and place. Notice of such adjournment need not be given if the date, time, and place (or means of remote communication, if any) of the adjourned meeting are announced at the special meeting.

Vote Required

The approval of each of the Business Combination Proposal, the Governance Proposal (which is a non-binding advisory vote), the Incentive Plan Proposal, the ESPP Proposal, the NYSE American Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Business Combination Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the NYSE American Proposal and the Adjournment Proposal will have no effect on such proposals.

The approval of the Charter Proposal requires the affirmative vote of at least 65% of the issued and outstanding shares of FLAG Common Stock entitled to vote thereon as of the Record Date. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

Directors are elected by a plurality of all of the votes cast by holders of shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote thereon at the special meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. Holders of FLAG Common Stock may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is established, failure to vote by proxy or to vote at the special meeting with regard to the director election proposal will have no effect on such proposal. Only holders of FLAG Class B Common Stock are entitled to vote on the New Board Proposal.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the New Board Proposal and the NYSE American Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the NYSE American Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Effect of Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of each of the Business Combination Proposal, the Governance Proposal, the Incentive Plan Proposal, the New Board Proposal, the NYSE American Proposal and the Adjournment Proposal. However, abstentions will count as a vote “AGAINST” the Charter Proposal.

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.”

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other Proposals.

Voting Your Shares

Each share of FLAG Common Stock that you own in your name entitles you to one vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of FLAG Common Stock at the special meeting:

•

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR”

the Governance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the New Board Proposal, “FOR” the NYSE American Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.

•

You can attend the special meeting via the virtual meeting platform and vote during the meeting by following the instructions on your proxy card. You can access the special meeting by visiting the website [●]. You will need your control number for access. If you do not have a control number, please contact Continental Stock Transfer. Instructions on how to attend and participate at the special meeting are available at [●].

However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way FLAG can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify FLAG’s Secretary in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy, and vote at the special meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of FLAG Common Stock, you may call MacKenzie Partners, Inc., FLAG’s proxy solicitor, at (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll Free) or by email at proxy@mackenziepartners.com.

Redemption Rights

Pursuant to our Current Charter, holders of public shares may seek to redeem their shares for cash, regardless of whether they vote “FOR” or “AGAINST” the Business Combination Proposal. Any stockholder holding public shares as of the Record Date may demand that FLAG redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $[●] per share as of [●], 2023, the Record Date for the special meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, FLAG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Sponsor, Metric, the Insiders and the anchor investors will not have redemption rights with respect to any shares of founder shares or public shares owned by them, directly or indirectly in connection with the Business Combination.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to our Transfer Agent prior to the vote at the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the Transfer Agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then FLAG’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, FLAG will promptly return any shares delivered by public holders. Additionally, if FLAG would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, and/or the Minimum Cash Condition is not satisfied, FLAG will not be able to consummate the Business Combination.

The closing price of FLAG Class A Common Stock on [●], 2023, the Record Date for the special meeting, was $[●] per share. The cash held in the Trust Account on such date was approximately $[●] ($[●] per public share). Prior to exercising redemption rights, stockholders should verify the market price of FLAG Common Stock as they may receive higher proceeds from the sale of their FLAG Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FLAG cannot assure its stockholders that they will be able to sell their shares of FLAG Common Stock in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then they will be exchanging shares of FLAG Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to FLAG’s Transfer Agent prior to the vote at the special meeting, and the Business Combination is consummated.

Appraisal Rights

None of the holders of FLAG Units, FLAG Common Stock or FLAG Warrants have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation Costs

FLAG is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail. FLAG will bear the cost of the solicitation.

FLAG has hired MacKenzie Partners, Inc. to assist in the proxy solicitation process. FLAG will pay that firm a fee of $10,000 plus disbursements. Such payment will be made from non-trust account funds.

FLAG will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. FLAG will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

FLAG Stockholders are being asked to approve the Business Combination with Calidi described in this proxy statement/prospectus, including approving the Transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. Please see the subsection entitled “— Certain Agreements Related to the Business Combination — Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement.

We may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the votes cast by holders of our outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting.

General

Structure of the Transactions

On January 9, 2023, FLAG entered into the Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and Calidi.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into Calidi, with Calidi continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of FLAG. At the Closing, FLAG will change its name to “Calidi Biotherapeutics, Inc.”

The Merger will be effected as described in the following diagrams. The following diagram depicts the current ownership structure of Calidi and its subsidiaries:

The following diagram illustrates the ownership structure of New Calidi immediately following the Business Combination (percentages shown as basic ownership) and assumes that no public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the Trust Account:

In the Merger, (i) all shares of Calidi Common Stock outstanding as of the time of the Merger will be converted into (a) the right to receive shares of New Calidi Common Stock and (b) the contingent right to receive the Escalation Shares; and (ii) each outstanding option to acquire shares of Calidi Common Stock will be assumed by FLAG and automatically converted into an option to acquire shares of New Calidi Common Stock, with its price and number of shares equitably adjusted based on the Conversion Ratio of the shares of Calidi Common Stock into the Merger Consideration.

Impact of the Business Combination on New Calidi’s Public Float

As of the date of this proxy statement/prospectus, there are (i) [4,128,000] shares of FLAG Class A Common Stock issued and outstanding; (ii) [5,750,000] founder shares and (iii) [14,897,155] FLAG Warrants issued and outstanding. Each whole warrant entitles the holder thereof to purchase one share of FLAG Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of New Calidi Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination) the FLAG fully diluted share capital would be [24,775,179] common stock equivalents.

The following pro forma ownership table has been prepared assuming three alternative levels of redemption into cash of shares of FLAG Class A Common Stock:

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Scenario 1 — Assuming No Redemptions: This scenario assumes that none of FLAG’s public stockholders exercise redemption rights with respect to their public shares and receive an additional 2,000,000 FLAG Non-Redeeming Continuation Shares in connection with the Closing pursuant to the Merger Agreement.

•

Scenario 2 — Assuming 50% Redemptions: This scenario assumes that 2,064,012 public shares are redeemed for aggregate redemption payments of approximately $21.7 million (assuming a redemption price of approximately $10.50 per Public Share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment including interest), which represents 50% of the public shares eligible for redemption in connection with the Closing. This scenario also assumes that an additional 1,000,000 FLAG Non-Redeeming Continuation shares are issued to FLAG’s public shareholders in connection with the Closing, which represents the 50% of the public shares that are not redeemed in connection with the Closing, pursuant to the Merger Agreement. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 50% redemptions.

•

Scenario 3 — Assuming Maximum Redemptions: This scenario assumes that all 4,128,024 public shares are redeemed for aggregate redemption payments of approximately $43.3 million (assuming a redemption price of approximately $10.50 per public share, based on funds in the Trust Account as of March 31, 2023, and including the $0.10 per share June 2023 Extension Payment including interest), which represents the maximum number of public shares eligible for redemption in connection with the Closing and no additional shares are issued to public shareholders. As all of the holders of FLAG’s Class B ordinary shares waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the Maximum Redemptions.

The following pro forma ownership table has been prepared on the assumption that, at the Closing, the Calidi Security Holders will receive an aggregate of 27,500,000 shares of newly issued New Calidi Common Stock as Merger Consideration (excluding Assumed Options in accordance with the terms of the Merger Agreement) and assuming no adjustment to the Merger Consideration for Net Debt and no adjustment for any contingent consideration discussed below. The pro forma ownership table does not take into account shares of New Calidi Common Stock issuable after Closing to holders of Calidi Options that are assumed by New Calidi after the Closing.

The following summarizes anticipated pro forma ownership of outstanding New Calidi Common Stock after giving effect to the Merger under the “no,” “50%” and “maximum” redemption scenarios, taking into account all of the assumptions that are further detailed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”:

	No Redemption		50% Redemption(5)		Maximum Redemption
	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Stockholders
Calidi Stockholders(1)	27,500,000	69.8%	27,500,000	75.7%	27,500,000	82.7%
FLAG public stockholders (redeemable shares)	4,128,024	10.5%	2,064,012	5.7%	—	—%
Founder Shares(2)(3)	5,750,000	14.6%	5,750,000	15.8%	5,750,000	17.3%
FLAG Non-Redeeming Continuation Shares(4)	2,000,000	5.1%	1,000,000	2.8%	—	—%

Total shares of Common Stock outstanding at closing of the Transaction(6)	39,378,024	100.0%	36,314,012	100.0%	33,250,000	100.0%

(1)

The Pro Forma Financial Information has been prepared based on an assumed issuance of 27,500,000 shares of Class A Common Stock to the Calidi Security Holders at the Closing and assuming no further adjustment to the Merger Consideration for Calidi indebtedness, net of cash and no adjustment for Escalation Shares, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2023 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no pre- or post-Closing adjustment to the Merger

Consideration for any contingent consideration, and no adjustment on account of Calidi’s Net Debt as of the Closing Date; (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of shares of Calidi Common Stock, as of the Closing Date, is equal to an estimated 0.40 Conversion Ratio, and (v) that all other Calidi Securities outstanding as of immediately prior to the Closing Date are converted in shares of Calidi Common Stock in accordance with their terms (other than vested non-qualified Calidi stock options which are not part of the determination of the Conversion Rate) and all Calidi Options outstanding which will be assumed by FLAG in accordance with the Merger Agreement, which are not included in the Merger Consideration (or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.
(2)

Represents 2,189,577 founder shares held by the Sponsor, 742,801 founder shares held by Metric and 2,817,622 founder shares that have been transferred to third party investors (which includes 514,968 founder shares transferred or to be transferred to investors as incentives to secure the Calidi Series B convertible preferred stock financing closed in June 2023 discussed below).

(3)

Includes founder shares subject to the “lock up” provisions of the Sponsor Agreement as holders of such shares are entitled to vote such shares and receive dividends and other distributions thereon during the lock-up period.

(4)	To be issued to FLAG public stockholders.
(5)

The “50% Redemption” scenario is not presented in the “Unaudited Pro Forma Condensed Combined Financial Information” section included elsewhere in this proxy statement/prospectus because this scenario is not considered likely to occur.

(6)	The table excludes the following:

•	The issuance of up to 18,000,000 Escalation Shares;

•	11,500,000 unexercised FLAG Public Warrants;

•	3,397,155 unexercised FLAG Private Placement Warrants;

•	7,619,207 unexercised Assumed Calidi Options;

•

New Calidi equity awards pursuant to the 2023 Equity Incentive Plan, if adopted, which is equal to 10% of the issued and outstanding shares of New Calidi determined as of immediately after the closing of the Merger (after giving effect to the Redemption or such lesser amount as determined by the New Calidi Board at such time).

The sensitivity table below sets forth the potential additional dilutive impact of each of the Escalation Shares, FLAG Public Warrants, FLAG Private Placement Warrants, Assumed Calidi Options, and New Calidi equity awards under the 2023 Equity Incentive Plan, in each redemption scenario.

	Share Ownership in New Calidi(1)
	No Redemption		50% Redemption		Maximum Redemption
Additional Dilution Sources	Class A Common Stock	%	Class A Common Stock	%	Class A Common Stock	%
Escalation Shares(2)	18,000,000	31.4%	18,000,000	33.1%	18,000,000	35.1%
FLAG Public Warrants(3)	11,500,000	22.6%	11,500,000	24.1%	11,500,000	25.7%
FLAG Private Placement Warrants(4)	3,397,155	7.9%	3,397,155	8.6%	3,397,155	9.3%
Assumed Calidi Options(5)	7,619,207	16.2%	7,619,207	17.3%	7,619,207	18.6%
2023 Equity Incentive Plan(6)	3,937,802	9.1%	3,631,401	9.1%	3,325,000	9.1%

Total Additional Dilutive Sources(7)	44,454,164	53.0%	44,147,763	54.9%	43,841,362	56.9%

(1)

Percentages in this table assume that the dilutive securities are added to the outstanding shares as of immediately following the Closing as shown in the previous table in the respective redemption scenarios.

(2)

This row assumes issuance of all 18,000,000 Escalation Shares. Percentages in this row represent (a) the Escalation Shares divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 18,000,000 Escalation Shares.

(3)

This row assumes exercise of all FLAG Public Warrants to purchase 11,500,000 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Public Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing as shown in the previous table in the applicable redemption scenario plus (ii) 11,500,000 shares of New Calidi Common Stock underlying the FLAG Public Warrants.

(4)

This row assumes exercise of all FLAG Private Placement Warrants to purchase 3,397,155 shares of New Calidi Common Stock. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 3,397,155 shares of New Calidi Common Stock underlying the FLAG Private Placement Warrants.

(5)

This row assumes the exercise of all 7,619,207 Assumed Options. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying the Assumed Options divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) 7,619,207 shares of New Calidi Common Stock underlying the Assumed Options.

(6)

This row assumes the exercise of New Calidi equity awards under the 2023 Equity Incentive Plan, calculated at 10% of the outstanding shares as of immediately following the Closing for each redemption scenario. Percentages in this row represent (a) the shares of New Calidi Common Stock eligible for issuance under the 2023 Equity Incentive Plan divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) shares of New Calidi Common Stock underlying the New Calidi equity awards under the 2023 Equity Incentive Plan.

(7)

This row assumes the exercise and vesting of all additional dilutive sources listed in the rows above. Percentages in this row represent (a) the shares of New Calidi Common Stock underlying all additional dilutive sources listed in the rows above divided by (b) (i) the outstanding shares as of immediately following the Closing in the applicable redemption scenario plus (ii) all shares of New Calidi Common Stock underlying the additional dilutive sources listed in the rows above.

Certain Agreements Related to the Business Combination

Merger Agreement

The summary of the material provisions of the Merger Agreement set forth below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and which is incorporated by reference in this proxy statement/prospectus. All stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

Merger Consideration

Subject to the terms of the Merger Agreement, the aggregate merger consideration to be paid to Calidi Security Holders will be equal to $250,000,000, subject to adjustment, with each Calidi Stockholder receiving for each share of Calidi Common Stock held (after giving effect to the Calidi Convertible Securities Conversion, but excluding any Calidi Options that remain outstanding immediately following the Merger and Treasury Shares) (a) a number of shares of New Calidi Common Stock, valued for these purposes at $10.00 per share and (b) the contingent right to receive Escalation Shares as additional consideration. The parties anticipate an adjustment to the merger consideration of $25,000,000 pursuant to the Net Debt Adjustment (as described below) by reason of the Series B Financing to be completed by Calidi.

The aggregate consideration is subject to adjustment dependent upon (i) the difference in Calidi’s “net debt” as of the Effective Time from a target “net debt” amount (the “Net Debt Adjustment”) and (ii) the achievement of certain Pre-Closing Milestone Contracts, if any. If, during the period between the execution of the Merger Agreement through

Closing (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license contract involving Calidi’s technology (a “Pre-Closing Milestone Contract”), the aggregate merger consideration will be increased by an amount equal to the aggregate up-front cash payments received by Calidi pursuant to any such Pre-Closing Milestone Contract.

Also during the Interim Period, Calidi is permitted to conduct offerings of Calidi Common Stock (through SAFEs or otherwise), convertible notes, or Calidi Preferred Stock convertible into Calidi Common Stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable prices and terms consistent with past practices in an aggregate amount up to $40,000,000 (a “Permitted Calidi Equity Issuance”). In the event that the Sponsor is required to transfer its founder’s shares and/or private placement warrants to incentivize investors in connection with a Permitted Calidi Equity Issuance, the proceeds of such equity issuance shall be applied to satisfy the Minimum Cash Condition (a “Sponsor-Assisted Equity Issuance”). The proceeds of the Series B Financing or any other Permitted Calidi Equity Issuances that are not Sponsor-Assisted Equity Issuances will result in an increase in the Merger Consideration by including such proceeds in the definition of “Calidi Cash” in calculating the Net Debt Adjustment, unless the proceeds are used to pay certain liabilities of Calidi, which will result in a corresponding reduction in the amount of Calidi cash.

At Closing, 150,000 shares of New Calidi Common Stock plus one whole share of New Calidi Common Stock for each Calidi Stockholder (the “Escrow Shares”) shall be held back and delivered into escrow to satisfy any such adjustment (with any resulting increase in Merger Consideration resulting in a proportionate release of Escrow Shares to the Calidi Stockholders and any decrease in Merger Consideration resulting in a proportionate release of Escrow Shares to FLAG), to the extent that the absolute value of the amount of any such adjustment equals or exceeds $500,000.

Effect of the Merger on Calidi Securities

At the Effective Time, by virtue of the Merger and without any further action on the part of FLAG, Calidi, any holder of Calidi Shares or the holders of any securities of FLAG, the following will occur:

a) Each Calidi Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and dissenting shares) will be automatically surrendered and exchanged for the right to receive its pro rata share of the Merger Consideration and the contingent right to receive the Escalation Shares, in each case in accordance with the terms of the Merger Agreement.

b) Each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable common share, par value US $1.00 per share, of Calidi as the surviving entity, which will constitute the only outstanding common shares of Calidi as the surviving entity.

c) Each Calidi Share held in Calidi’s treasury or owned by FLAG, Merger Sub or Calidi immediately prior to the Effective Time (each, an “Excluded Share”) will automatically be cancelled and surrendered (as applicable) and no consideration will be paid or payable with respect thereto

Calidi will take all actions necessary or appropriate so that, immediately prior to closing, all of the Calidi Convertible Securities, other than Calidi Options, will be converted into Calidi Common Stock in accordance with the terms of Calidi’s current organizational documents (the “Calidi Convertible Securities Conversion”). All of the Calidi Convertible Securities converted into Calidi Common Stock shall no longer be outstanding, and each holder of Calidi Convertible Securities shall thereafter cease to have any rights with respect to such Calidi Convertible Securities.

Treatment of Calidi Option Awards

As of the Effective Time, each outstanding Calidi Option will be assumed by FLAG and automatically converted into an option for shares of New Calidi Common Stock. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Calidi Equity Plan (except any references therein to Calidi or Calidi Common Stock will instead mean New Calidi and New Calidi Common Stock, respectively, and except for any other terms that are rendered inoperative by the Transactions). Each Assumed Option shall: (i) have the right to acquire a number of shares of New Calidi Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Calidi Common Stock which the Calidi Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Calidi Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Calidi Option. New Calidi shall take all corporate action reasonably necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of New Calidi Common Stock for delivery upon the exercise of such Assumed Option.

Escalation Shares and Non-Redeeming Continuation Shares

Following the Closing, and as additional consideration for the Merger and the Transactions contemplated by the Business Combination, after the occurrence of the triggering events below, New Calidi shall issue or cause to be issued to each holder of Calidi Common Stock (in accordance with its respective pro rata share), the following shares of New Calidi Common Stock as of the Effective Time of the Merger (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like change or transaction with respect to New Calidi Common Stock occurring on or after the Closing (other than the conversion of FLAG Class B Common Stock into FLAG Class A Common Stock at the Closing)), upon the terms and subject to the conditions set for in the Merger Agreement and the ancillary documents thereto:

If at any time during the five (5) year period following the Closing, the last reported sale price of the shares of New Calidi Common Stock as reported on NYSE American (or the exchange on which such shares are listed) for a period of any 20 days within any 30-consecutive-day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is:

•	greater than or equal to $12.00 (the “First Escalation Achievement Date”), each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock;

•

greater than or equal to $14.00 (the “Second Escalation Achievement Date”), each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock;

•

greater than or equal to $16.00 (the “Third Escalation Achievement Date”), each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock; and

•

greater than or equal to $18.00 (the “Fourth Escalation Achievement Date”, and with the First Escalation Achievement Date, Second Escalation Achievement Date and Third Escalation Achievement Date, the “Escalation Achievement Date”), each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock.

For the avoidance of doubt, the Calidi Stockholders shall be entitled to receive Escalation Shares upon the occurrence of each Escalation Achievement Date; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Calidi Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares. By way of example, if the Fourth Escalation Achievement Date occurs before the First Escalation Achievement Date, Second Escalation Achievement Date and Third Escalation Achievement Date occurs, each former Calidi Stockholder will be entitled to receive its pro rata share of a cumulative 18,000,000 shares of New Calidi Common Stock. However, if the First Escalation Achievement Date, Second Escalation Achievement Date and Third Escalation Achievement Date had already occurred, when the Fourth Escalation Achievement Date occurs, each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock.

If, during the Escalation Period, there is a Change in Control pursuant to which New Calidi or its stockholders have the right to receive consideration implying a value per share of New Calidi Common Stock (as agreed in good faith by the Purchaser Representative and the New Calidi Board) of:

•	less than $12.00, then no Escalation Shares shall be issuable;

•

greater than or equal to $12.00 but less than $14.00, then, (A) immediately prior to such Change in Control, FLAG shall release from escrow 4,500,000 shares of New Calidi Common Stock to each former Calidi Stockholder (in accordance with its respective pro rata share) and (B) no further Escalation Shares shall be issuable hereunder;

•

greater than or equal to $14.00 but less than $16.00, then, (A) immediately prior to such Change in Control, FLAG shall release from escrow 9,000,000 shares of New Calidi Common Stock to each former Calidi Stockholder (in accordance with its respective pro rata share) and (B) no further Escalation Shares shall be issuable hereunder;

•

greater than or equal to $16.00 but less than $18.00, then, (A) immediately prior to such Change in Control, FLAG shall release from escrow 13,500,000 shares of New Calidi Common Stock to each former Calidi Stockholder (in accordance with its respective pro rata share) and (B) no further Escalation Shares shall be issuable hereunder; or

•

greater than or equal to $18.00, then, (A) immediately prior to such Change in Control, FLAG shall release from escrow 18,000,000 shares of New Calidi Common Stock to each former Calidi Stockholder (in accordance with its respective pro rata share) and (B) thereafter, no further Escalation Shares shall be issuable hereunder.

To incentivize holders of shares of FLAG Class A Common Stock not to redeem such shares, New Calidi shall make available an aggregate amount of up to 2,000,000 shares of New Calidi Common Stock (the “Non-Redeeming Continuation Shares”) to the holders of FLAG Class A Common Stock, on a pro rata basis, who do not redeem their shares of FLAG Class A Common Stock pursuant to the Redemption (each, a “Non-Redeeming FLAG Stockholder”), which will be issued at Closing. To the extent that there are Non-Redeeming Continuation Shares that are not issued to the Non-Redeeming FLAG Stockholders (the “Unused Continuation Shares”), FLAG may designate for issuance at or prior to the Closing the Unused Continuation Shares as an incentive in connection with another equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or the post-Closing liquidity of FLAG and its subsidiaries.

Exchange and Fractional Shares

Immediately prior to or at the Effective Time, FLAG will deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company, in its capacity as Exchange Agent, evidence in book-entry form of shares of New Calidi Common Stock representing the number of shares of FLAG Class A Common Stock sufficient to deliver the Merger Consideration, Escalation Shares and Non-Redeeming Continuation Shares.

Notwithstanding anything to the contrary as described in the Merger Agreement, no fraction of a share of FLAG Class A Common Stock will be issued by virtue of the Merger Agreement or the Transactions contemplated thereby, and each shareholder of Calidi who would otherwise be entitled to a fraction of a share of New Calidi Common Stock (after aggregating all shares of New Calidi Common Stock to which such shareholder of Calidi otherwise would be entitled) will instead have the number of shares of New Calidi Common Stock issued to such shareholder of Calidi rounded down to the nearest whole share of New Calidi Common Stock.

Calidi Stockholders Appraisal and Dissenter’s Rights

FLAG Stockholders do not have appraisal rights in connection with the Transactions under the DGCL. Calidi Stockholders who do not vote in favor of the Business Combination, and satisfy certain other conditions, will be entitled to dissenters’ rights in connection with the Business Combination under Nevada law.

Closing and Effective Time of the Transactions

The Closing of the Transactions will take place promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Transactions,” unless FLAG and Calidi agree in writing to another time or unless the Merger Agreement is terminated. The Transactions are expected to be consummated promptly after the approval of FLAG’s public stockholders at the special meeting described in this proxy statement/prospectus.

Representations and Warranties

The Merger Agreement contains representations and warranties of Calidi relating, among other things, to:

•	good standing;

•	authorization and validity of the Merger Agreement;

•	capitalization;

•	subsidiaries;

•	conflicts and governmental approvals;

•	non-contravention;

•	financial statements;

•	absence of certain changes;

•	compliance with laws;

•	permits;

•	litigation;

•	material contracts;

•	intellectual property;

•	taxes and tax returns;

•	real property;

•	personal property;

•	title to and sufficiency of assets;

•	employee matters;

•	benefits plans;

•	environmental matters;

•	transactions with related parties;

•	insurance;

•	books and records;

•	matters related to top customers and suppliers;

•	certain business practices;

•	health care matters;

•	Investment Company Act;

•	Finders and Brokers; and

•	Information Supplied.

The Merger Agreement contains representations and warranties of FLAG and Merger Sub relating, among other things, to:

•	due organization;

•	authorization and validity of the Merger Agreement;

•	conflict and governmental approvals;

•	non-contravention;

•	capitalization;

•	SEC filings and FLAG financials;

•	disclosure schedules;

•	absence of certain changes;

•	compliance with laws;

•	actions; orders and permits;

•	taxes and tax returns;

•	employee matters;

•	intellectual property and real property;

•	material contracts;

•	transactions with affiliates;

•	Merger Sub activities;

•	Investment Company Act;

•	Finders and Brokers;

•	Ownership of Stockholder Merger Consideration;

•	Purchaser parties activities;

•	certain business practices;

•	insurance; and

•	the Trust Account.

Covenants

The parties have each agreed to use commercially reasonable efforts to take such other actions as may be reasonably necessary to satisfy the conditions of the other parties as set forth in the Merger Agreement or to otherwise comply with the Merger Agreement and to consummate the Transactions as soon as practicable.

Prior to the Closing of the Transactions, Calidi has agreed to, and to cause its subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practices.

Calidi and FLAG have agreed that, unless otherwise required or permitted under the Merger Agreement, required by law and subject to certain disclosed exceptions, neither Calidi nor its subsidiaries will take, among others, the following actions during the interim period between signing of the Merger Agreement and Closing of the Transactions without the prior written consent of FLAG (which consent will not be unreasonably conditioned, withheld, delayed or denied):

•	amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•

except for a Permitted Calidi Equity Issuance, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

•

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•

(A) incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, except for Indebtedness incurred solely for working capital purposes in an individual or aggregate amount not to exceed $750,000, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $250,000 individually or $500,000 in the aggregate;

•

increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not by more than five percent (5%) of any employee’s salary, or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend (excluding the repricing of stock options granted in 2022 to the current fair market value based on a bona fide third party valuation for purposes of Section 409A of the Code obtained promptly following the execution of the Merger Agreement) or terminate any company benefit plan with, for or in respect of any current consultant, officer, manager director or employee, or hire or fire any employee or individual service provider of a target company whose annual base salary exceeds $100,000, except for terminations for death, disability, cause or gross misconduct as reasonably determined by any target company, in each case other than as required by applicable law, pursuant to the terms of any company benefit plans;

•

make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP, enter into any tax sharing or tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to taxes), request a ruling or similar guidance from any governmental authority with respect to any tax matter, or file any income or other material tax return in a manner inconsistent with past practice;

•

transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material company registered intellectual property, company intellectual property licenses or other company intellectual property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or disclose any trade secrets to any person who has not entered into a valid, written non-disclosure agreement restricting the disclosure and use thereof;

•

terminate, or waive or assign any material right under, any company material contract or enter into any contract that would be a company material contract, in any case outside of the ordinary course of business consistent with past practice;

•	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•	establish any subsidiary or enter into any new line of business;

•

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•

revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with Calidi’s outside auditors;

•

waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement and Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a target company or its affiliates) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Calidi’s financial statements;

•	close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

•

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

•	make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

except for transaction expenses, voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a company material contract or company benefit plan;

•

sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights in an amount in excess of $250,000 individually or $500,000 in the aggregate other than in the ordinary course of business;

•	except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Calidi;

•	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•	accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•

enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•	authorize or agree to do any of the foregoing actions.

Calidi and FLAG have agreed that, unless otherwise required or permitted under the Merger Agreement, and subject to certain disclosed exceptions, neither FLAG nor its subsidiaries will take the following actions during the interim period between signing of the Merger Agreement and Closing of the Transactions, among others, without the prior written consent of Calidi (which consent will not be unreasonably conditioned, withheld, delayed or denied, except in certain cases as described in the Merger Agreement as to which Calidi consent may be granted or withheld in its sole discretion):

•	amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

•

except in connection with the any equity financing, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

•

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•

incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person (provided, that this shall not prevent FLAG from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the transactions contemplated by the Merger Agreement (including the costs and expenses necessary for extension payments, up to aggregate additional indebtedness during the interim period of $3,000,000));

•

make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP; enter into any tax sharing or tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to taxes), request a ruling or similar guidance from any governmental authority with respect to any tax matter, or file any income or other material tax return in a manner inconsistent with past practice;

•	amend, waive or otherwise change the Trust Agreement in any manner adverse to FLAG;

•	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•	establish any subsidiary or enter into any new line of business;

•

revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting FLAG’s outside auditors;

•

waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, FLAG or its subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in the FLAG financials;

•

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•	make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any expenses);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into any agreement, understanding or arrangement with respect to the voting of purchaser securities; or

•	authorize or agree to do any of the foregoing actions.

The Merger Agreement also contains additional covenants of the parties, including, among other things, covenants providing for:

•	the parties to prepare and file this proxy statement/prospectus and to solicit proxies from FLAG Stockholders to vote on the proposals that will be presented for consideration at the special meeting;

•	mutual exclusivity during the Interim Period;

•	each party to take certain actions to effect the intended tax treatment of the Transactions;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•

the parties to take all necessary action to cause the board of directors of the post combination company to consist of seven (7) directors who will be designated as set forth in the disclosure schedules to the Merger Agreement;

•	Calidi to take all actions reasonably necessary to duly convene a stockholder meeting;

•	customary indemnification of, and provision of insurance with respect to, former and current officers and directors of FLAG and Calidi and each of their respective subsidiaries;

•

FLAG to ensure FLAG remains listed as a public company on, and for shares of FLAG Class A Common Stock and warrants to be listed on, the NYSE American or other stock exchange mutually agreed upon by FLAG and Calidi;

•

FLAG to take all commercially reasonable steps as may be required to cause any acquisition or disposition of FLAG Class A Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to FLAG to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	FLAG to approve and, subject to approval of FLAG Stockholders, adopt, the Incentive Plan;

•

If Calidi enters into a Pre-Closing Milestone Contract, the chief executive officer of Calidi shall deliver a certificate to FLAG specifying (i) that Calidi has entered into such Pre-Closing Milestone Contract, (ii) the value of such Pre-Closing Milestone Contract, (iii) the amount of the Pre-Closing Milestone Adjustment and (iv) any accompanying details and documentation; and

•

FLAG to (i) amend and restate the Current Charter to be substantially in the form of the Second Amended and Restated Certificate of Incorporation, subject to obtaining approval of FLAG Stockholders and (ii) amend and restate the Current Bylaws to be substantially in the form of the Proposed Bylaws.

Conditions to Closing of the Transactions

General Conditions

Consummation of the Transactions is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal and the NYSE American Proposal, as described in this proxy statement/prospectus.

In addition, the consummation of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•	FLAG Stockholders and Calidi Stockholders shall have approved the Business Combination;

•	Any waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws shall have expired or been terminated;

•

The consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the Transactions contemplated by the Merger Agreement that are set forth on the disclosure schedules of the Merger Agreement shall have each been obtained or made;

•

No governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions;

•	After giving effect to the redemption and any equity investment, FLAG having net tangible assets of at least $5,000,001;

•	The Minimum Cash Condition having been satisfied.

•	The members of the New Calidi Board having been elected or appointed as of the Closing;

•

The registration statement, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the registration statement; and

•	The shares of New Calidi Common Stock to be issued as merger consideration pursuant to the Merger Agreement shall satisfy the Listing Condition.

FLAG’s Conditions to Closing

The obligations of FLAG to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	The representations and warranties of Calidi being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers);

•

Calidi shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Agreement to be performed or complied with by it on or prior to the Closing Date;

•	No “material adverse effect” shall have occurred with respect to the target companies taken as a whole since the date of the Merger Agreement which is continuing and uncured;

•	Each Voting and Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing;

•	FLAG shall have received a duly executed opinion from Calidi’s local counsel in Germany, in form and substance reasonably satisfactory to FLAG, addressed to FLAG and dated as of the Closing Date;

•

FLAG shall have received evidence reasonably acceptable to FLAG that Calidi shall have terminated, extinguished and cancelled in full all outstanding Calidi Convertible Securities or commitments therefor other than the Assumed Options;

•

Subject to the requirements of the Merger Agreement, FLAG shall have received written resignations, effective as of the Closing, of each of the directors and officers of Calidi as requested by FLAG prior to the Closing;

•

No more than 5% of the issued and outstanding shares of Calidi Stock as of the Effective Time shall, in the aggregate, be (a) dissenting shares or (b) shares held by Calidi Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares; and

•

FLAG shall have received evidence reasonably acceptable to FLAG that the contracts involving the Target Companies and/or Calidi Security Holders or other Related Persons set forth in Calidi’s disclosure schedules to the Merger Agreement shall have been terminated with no further obligation or Liability of the Target Companies thereunder; and

•

FLAG shall have received a certificate from Calidi, dated as the Closing Date, signed by an executive officer of Calidi in such capacity, certifying as to the satisfaction of certain conditions set forth in the Merger Agreement;

Calidi’s Conditions to Closing

The obligations of Calidi to consummate the Transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	The representations and warranties of FLAG being true and correct as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers);

•

FLAG shall have performed in all material respects all of FLAG’s obligations and complied in all material respects with all of FLAG’s agreements and covenants under the Merger Agreement to be performed or complied with by it on or prior to the Closing Date;

•	No “material adverse effect” shall have occurred with respect to FLAG since the date of the Merger Agreement which is continuing and uncured;

•	The Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing;

•

FLAG shall have provided documentary evidence, satisfactory to Calidi, that it has transferred (i) as incentives to investors in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance, or (ii) to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG, or transferred such Incentive Securities to FLAG for cancellation without further consideration;

•

The IPO Underwriter shall have waived all of its right, title and interest in deferred compensation and expenses that FLAG would have been obligated to pay from the proceeds in the Trust Account or otherwise; and

•

FLAG shall have delivered to Calidi a certificate, dated the Closing Date, signed by an executive officer of FLAG in such capacity, certifying as to the satisfaction of certain conditions specified in the Merger Agreement.

Waiver

Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under the Merger Agreement. Notwithstanding the foregoing, pursuant to FLAG’s Current Charter, FLAG cannot consummate the proposed Business Combination if it has less than $5,000,001 of net tangible assets remaining after the Closing.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what such director may believe is best for FLAG and what such director may believe is best for such director in determining whether or not to grant a waiver in a specific situation.

Termination

The Merger Agreement may be terminated and the Transactions abandoned, but not later than the Closing of the Transactions, under certain customary and limited circumstances at any time prior to the Closing, including:

•	by mutual written consent of FLAG and Calidi;

•

by either FLAG or Calidi upon written notice if any of the conditions to Closing have not been satisfied or waived by September 14, 2023 (the “Outside Date”), provided however, this right to terminate shall not be available to either party if the breach or violation by such party or its affiliates of any representation, warranty, covenant, or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

•

by either FLAG or Calidi upon written notice if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable; provided however, that this right to terminate shall not be available to a party if the failure by such party or its affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority;

•	by either FLAG or Calidi of the other party’s uncured breach (subject to certain materiality qualifiers);

•

by FLAG upon written notice if there has been an event after the signing of the Merger Agreement that has had a material adverse effect on Calidi and its subsidiaries taken as a whole that is continuing and uncured;

•	by either FLAG or Calidi upon written notice if the Meeting is held (including any adjournment or postponement thereof) and the FLAG Stockholder Approval is not received;

•

by FLAG upon written notice if the Calidi Stockholder Approval was not delivered to FLAG on or before 11:59 PM Eastern Time on the fifteenth business day following the day on which the Registration Statement is declared effective under the Securities Act;

•

by FLAG upon written notice if more than 5% of the issued and outstanding shares of Calidi Stock as of the Effective Time shall, in the aggregate, be (a) Dissenting Shares or (b) shares held by Calidi Stockholders who, under the provisions of 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares; and

•	by FLAG if FLAG is required to liquidate for failure to complete a Business Combination before the time specified in its Current Charter, as may be amended from time to time.

Effect of Termination

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees.

Amendments

The Merger Agreement may be amended by the parties thereto at any time by execution of a duly authorized agreement in writing executed on behalf of each of the parties in the same manner as the Merger Agreement and which makes reference to the Merger Agreement. FLAG would file a Current Report on Form 8-K and issue a press release to disclose any amendment to the Merger Agreement entered into by the parties. If such amendment is material to investors, a proxy statement supplement would also be sent to holders of FLAG Class A Common Stock as promptly as practicable.

Governing Law; Consent to Jurisdiction

The Merger Agreement is governed by the laws of the State of Delaware. The parties to the Merger Agreement have irrevocably submitted to the exclusive jurisdiction of the Chancery Court of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

Sponsor Agreement

Simultaneously with the execution of the Merger Agreement, FLAG, Calidi, the Sponsor, Metric and the Insiders entered into the Sponsor Agreement. The following summary of the Sponsor Agreement is qualified by reference to the complete text of the form of Sponsor Agreement, a copy of which is attached as Annex D to this proxy statement/prospectus.

Pursuant to the terms of the Sponsor Agreement, the Sponsor, Metric and the Insiders agreed, among other things, (A) to vote any shares of FLAG Common Stock held by such party in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus and (B) not to redeem any shares of FLAG Class A Common Stock or FLAG Class B Common Stock, in connection with the Redemption.

Additionally, the Sponsor and Metric agreed to make available up to 3,397,155 FLAG Private Placement Warrants and 643,951 FLAG Class B Common Stock, in the case of the Sponsor, and 217,886 FLAG Class B Common Stock, in the case of Metric (i) as incentives in connection with any Sponsor-Assisted Permitted Calidi Equity Issuance, or (ii) to pay expenses or otherwise reduce costs incurred in connection with the Business Combination, or in connection with other pre-Closing operating costs of FLAG or otherwise forfeit such Incentive Securities for no consideration. The potential transfer of such Incentive Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares.

With respect to the remaining 2,585,509 shares of FLAG Class B Common Stock (of which, 1,931,852 FLAG Class B Common Stock are held by the Sponsor and 653,657 FLAG Class B Common Stock are held by Metric) that are held by the Sponsor and Metric, the Sponsor and Metric each agreed that if the Closing occurs, it shall not transfer, with limited exceptions, (i) 1,292,755 shares of FLAG Class B Common Stock (of which, 965,926 FLAG Class B Common Stock are held by the Sponsor and 326,828 FLAG Class B Common Stock are held by Metric) (or New Calidi Common Stock issuable on the conversion thereof) until the earliest to occur of (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction, and (ii) 1,292,755 shares of FLAG Class B Common Stock (of which, 965,926 FLAG Class B Common Stock are held by the Sponsor and 326,828 FLAG Class B Common Stock are held by Metric) (or New Calidi Common Stock issuable on the conversion thereof) until the earliest to occur of (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction.

Registration Rights Agreement

In connection with consummation of the Business Combination, FLAG, Calidi, the Sponsor, Metric and the Significant Calidi Holders will enter into the Registration Rights Agreement. The Registration Rights Agreement will provide these holders (and their permitted transferees) with, among other things, (i) the right to require New Calidi, at New Calidi’s expense, to file a registration statement in respect of the resale of up to 20,062,265 shares of New Calid Common Stock that they hold within 30 days following the Closing Date and on customary terms for a transaction of this type and (ii) customary registration rights, including demand, piggy-back and shelf registration rights.

Voting and Lock-Up Agreement

Simultaneously with the execution of the Merger Agreement, each Significant Calidi Holder entered into a Voting and Lock-Up Agreement with FLAG and Calidi. The following summary of the Voting and Lock-Up Agreement is qualified by reference to the complete text of the form of Voting and Lock-Up Agreement, a copy of which is attached as Annex E to this proxy statement/prospectus.

Pursuant to the Voting and Lock-Up Agreement, each Significant Calidi Holder agreed to execute and deliver the Calidi Stockholder Consent to FLAG within fifteen (15) business days following the time that the Registration Statement is declared effective under the Securities Act approving the Merger Agreement and the ancillary agreements under the Transactions and any other matters necessary or appropriate in order to effect the Merger and the Transactions contemplated by the Merger Agreement.

Additionally, with respect to the shares received as Merger Consideration, each Significant Calidi Holder agreed that if Closing occurs, (A) with respect to 50% of the shares of New Calidi Common Stock received by such Holder as Merger Consideration, he will not transfer such shares, with limited exceptions, until the earliest of (a) the six-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction, and (B) with respect to the remaining 50% of such shares, he will not transfer such shares, with limited exceptions, until the earliest to occur of (a) the twelve-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction. 16,897,774 shares of New Calidi Common Stock are subject to lock-up arrangements pursuant to the Sponsor Agreement and Voting and Lock-Up Agreements.

Pursuant to the terms of the Jackson Voting and Lock-Up Agreement, Jackson agreed to (i) execute and deliver the Calidi Stockholder Consent and (ii) with respect to the shares of New Calidi Common Stock received as Merger Consideration, that if the Closing occurs, he will not transfer such shares, with limited exceptions, until the earliest of (a) the six-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction.

Incentive Plan

Prior to the consummation of the Business Combination, the FLAG Board is expected to approve and adopt, subject to FLAG Stockholder approval, the 2023 Equity Incentive Plan. If the Incentive Plan is approved by the FLAG Stockholders, New Calidi will be authorized to grant equity awards to eligible service providers following consummation of the Merger. The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex G. If the 2023 Incentive Plan is not approved by the FLAG Stockholders, it will not become effective.

Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal.”

Employee Stock Purchase Plan

The FLAG Board will adopt the 2023 ESPP prior to the Meeting, in substantially the form of Annex H attached to this proxy statement/prospectus, subject to FLAG Stockholder approval at the Meeting. If FLAG Stockholders approve this Proposal, the 2023 ESPP will become effective on the consummation of the Business Combination. If the 2023 ESPP is not approved by FLAG Stockholders, it will not become effective. The purpose of the 2023 ESPP is to provide a means whereby Calidi can align the long-term financial interests of its employees with the financial interests of its shareholders.

Please see the section entitled “Proposal No. 5 — The ESPP Proposal.”

Name, Headquarters; Stock Symbols

The mailing address of FLAG’s principal executive office is 11110 Sunset Hills Road #2278 Reston, VA 20190. Its telephone number is (202) 503-9255. After the consummation of the Business Combination, its principal executive office will be that of Calidi.

Calidi’s corporate headquarters is located at 4475 Executive Drive, Suite 200, San Diego, California, 92121. Our phone number is (858) 794-9600.

StemVac GmbH, our wholly-owned subsidiary based in Bernried, Germany, operates in approximately 4,047 square feet of office space and laboratory space under a lease that expires in March 2027.

In connection with the Business Combination, FLAG will change its name to Calidi Biotherapeutics, Inc., and upon the Closing, we expect that New Calidi’s Common Stock and Warrants will begin trading on the NYSE American under the symbols “CLDI” and “CLDIW,” respectively. As a result, FLAG’s publicly traded units will separate into the component securities upon consummation of the Business Combination and will no longer trade as a separate security.

Background of the Business Combination

FLAG is a special purpose acquisition company formed as a Delaware corporation on March 24, 2021 whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. FLAG’s business strategy is to identify prospective opportunities that provide scientific or technical solutions with high-growth, mission-critical applications in government and commercial markets. The proposed Business Combination was the result of an extensive search for a potential transaction utilizing the broad network of contacts and corporate relationships developed by FLAG management. The terms of the Business Combination were the result of extensive negotiations between the FLAG management team and Calidi. Except as described in this section, neither Flag nor Calidi used the services of a financial advisor in the negotiations of the Business Combination. The following is a brief description of the material background of these negotiations, the Business Combination and related transactions.

On September 14, 2021, FLAG consummated its IPO of 23,000,000 Units at $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the IPO, FLAG consummated the sale of 3,397,155 Private Placement Warrants to the Sponsor and Metric, generating proceeds of $5,095,733.

Following the closing of the IPO, FLAG management commenced a search for businesses or assets to acquire for the purpose of consummating FLAG’s initial business combination. FLAG management reviewed self-generated ideas, explored ideas with Guggenheim Securities, the IPO Underwriter, considered transactions through various investment banking and advisory firms that made unsolicited recommendations to FLAG and was contacted by a number of individuals and entities with respect to hundreds of business combination opportunities. Although not contractually retained to do so, following the IPO Guggenheim Securities had a right of first refusal to provide advisory services for all business combination transactions and provided advisory services to FLAG’s management team, including target identification, diligence support, financial modeling and other similar advisory services. Guggenheim Securities was not involved in the identification of Calidi as a potential target but had provided these advisory services to FLAG prior to FLAG management’s introduction to Calidi’s management on September 26, 2022, as discussed below. Guggenheim Securities was advised of FLAG’s intent to commence due diligence on Calidi as a potential target in connection with FLAG’s initial business combination and FLAG provided Guggenheim Securities with a company overview, financial data and a copy of the draft letter of intent during these discussions. Shortly after the September 26 meeting, Guggenheim Securities informed FLAG management verbally that it would decline the opportunity to act as a financial advisor in connection with the potential business combination with Calidi. Guggenheim Securities ceased providing FLAG with any assistance by the end of October 2022.

As part of this process, FLAG management made contact with representatives of over 58 potential targets to discuss interest in a potential business combination transaction, three of which were in the same industry as Calidi, ultimately entering into non-disclosure agreements with 40 such potential targets other than Calidi (such other potential targets, the “Other Targets”). FLAG submitted a non-binding proposal to 12 of the Other Targets and entered into non-binding letters of intent with two of the Other Targets as described below. FLAG did not enter into exclusivity arrangements, nor did FLAG agree to terms, with any of the potential targets other than Calidi, Company A and Company B, as described below.

On December 8, 2021, FLAG entered into a non-binding letter of intent with Company A, a company in the cyber security industry. FLAG engaged in discussions with Company A from September 23, 2021 through February 9, 2022, but could not reach a mutually acceptable valuation with Company A as a result of FLAG management’s concerns about Company A’s competitive position, future outlook and macro market changes in the cybersecurity industry.

On July 5, 2022, FLAG entered into a non-binding letter of intent with Company B, a company in the clean energy industry. FLAG engaged in discussions with Company B from July 12, 2021 through September 2, 2022, but could not reach a mutually acceptable valuation with Company B due to changes in Company B’s project timing to commercialize and market products and funding outlook.

On September 12, 2022 and September 13, 2022, the Sponsor and Metric sold an aggregate amount of 850,000 of their founder shares to third party investors to fund the fees payable in connection with the extension of the date by which FLAG must complete its initial business combination. In connection with the sale of such founder shares, FLAG issued two unsecured promissory notes in an aggregate principal amount of $490,000 to the Sponsor and Metric and a portion of the proceeds were used to fund the extension. FLAG deposited the funds into the Trust Account. On April 5, 2023, the Sponsor and Metric canceled the promissory notes and discharged all of FLAG’s obligations thereunder, and such notes will not be required to be repaid upon the consummation of the Business Combination.

On September 13, 2022, FLAG Stockholders approved an amendment to FLAG’s amended and restated certificate of incorporation to extend the date by which FLAG must consummate a business combination transaction from September 14, 2022 (the date which was 12 months from the closing date of the IPO) to December 14, 2022 (or up to September 14, 2023 if FLAG exercises three three-month extensions available pursuant to the amended and restated certificate of incorporation). In connection with approval of the charter amendments, FLAG’s public stockholders elected to redeem 18,871,976 shares of FLAG Class A common stock. After giving effect to such redemptions, there was $41,679,745 remaining in the Trust Account.

On September 15, 2022, the FLAG Board appointed Thomas A. Vecchiolla as co-Chief Executive Officer of FLAG to serve in such role with then-Chief Executive Officer William J. Weber, who would also serve as co-Chief Executive Officer. In August 2022, Mr. Weber accepted an executive management role with a third-party company that was not related to FLAG. Mr. Weber continued to serve as Chairman of the FLAG Board and an operating partner of FLAG.

On September 26, 2022, an anchor investor of FLAG introduced David Sans, Calidi’s Chief of Corporate Development, and Wendy Pizarro, Calidi’s Chief Legal Officer and Chief Administrative Officer, to Mr. Vecchiolla, Michael Alber, FLAG’s Chief Financial Officer, and two operating partners of FLAG, Marybeth Wooten and Michael Papadales.

Calidi is a clinical-stage biopharmaceutical company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses and, potentially, other molecules to cancer patients. On February 22, 2022, Calidi had entered into a business combination agreement with EDOC Acquisition Corp, a special purpose acquisition company (“EDOC”), which was terminated on August 12, 2022 (the “Previous Transaction”) because EDOC’s charter required EDOC to liquidate prior to the satisfaction of all conditions to the closing of the Previous Transaction and failed to obtain an extension of its charter prior to the “Outside Date” of August 2, 2022, set forth in the business combination agreement. The business combination agreement relating to the Previous Transaction required all conditions to the closing of the business combination be satisfied or waived prior to the Outside Date. Due to adverse market conditions, the PIPE Investor in the Previous Transaction insisted on changing the amount of the PIPE Investment to be funded at the closing of the Previous Transaction which, in turn, caused the minimum cash at closing condition to remain unsatisfied and EDOC was unable to obtain an alternative source of investment to satisfy this condition prior to the Outside Date.

Following the email introduction, on September 28, 2022, Ms. Pizarro, Dr. Sans, Mr. Vecchiolla, Ms. Wooten and Mr. Papadales met via videoconference to discuss on a high-level the capabilities of both FLAG and Calidi to determine whether Calidi was a viable target company for FLAG’s initial business combination.

On September 29, 2022, FLAG and Calidi executed a mutual non-disclosure agreement in order to facilitate the exchange of non-public information and continue discussions in connection with the parties’ consideration of a potential transaction.

After entering into the non-disclosure agreement, FLAG management and its operating partners commenced a review of Calidi and engaged in video conference calls on October 4, 2022 and October 7, 2022 to discuss the terms of a potential transaction. As part of these discussions, FLAG and Calidi discussed Calidi’s business prospects, technology, clinical trial process and readiness to become a public company.

On October 7, 2022, the FLAG Board had a meeting and members of FLAG management updated the FLAG Board on the status of discussions with Calidi. FLAG management reviewed with the FLAG Board the proposed terms of a potential transaction involving FLAG and Calidi and the FLAG Board instructed FLAG management to deliver a letter of intent to Calidi reflecting such terms.

On October 8, 2022, Ms. Pizarro, Dr. Sans and Tony Kalajian, Calidi’s Chief Accounting Officer and Interim CFO, met with Mr. Papadales and Mr. Vecchiolla regarding the potential structure of a merger transaction, the capital fundraising process and the potential strategic alignment between the parties.

On October 10, 2022, FLAG delivered a draft non-binding letter of intent to Calidi (the “Letter of Intent”). The Letter of Intent contemplated a business combination involving FLAG and Calidi in a transaction ascribing a pro forma combined equity value of $300 million (assuming no redemptions by FLAG public stockholders) to the combined company. FLAG management proposed this value by considering the merger consideration contemplated in the Previous Transaction, which ascribed an aggregate equity valuation to Calidi of $380 million. FLAG management then applied a discount to such valuation to reflect the downturn in the biotechnology sector and capital markets since the announcement of the Previous Transaction. In considering the valuation of Calidi, FLAG management also considered recent public M&A transactions (including Regeneron’s acquisition of Checkmate Pharmaceuticals, Glaxo SmithKline’s acquisition of Seierra Oncology, Inc. and Peak Bio Co., Ltd’s business combination with Ignyte Acquisition Corp), the pricing of initial public offerings (including Replimune Group and

Imugene Limited) and performance of biotechnology companies and the overall decrease in performance of public markets during the period since the announcement of the Previous Transaction. The Letter of Intent also contemplated that FLAG would seek to raise a PIPE Investment following announcement of the business combination. The Letter of Intent did not include a minimum cash condition, but FLAG indicated that it would be willing to use its Sponsor’s founder economics to incentivize potential PIPE Investors.

On October 11, 2022, representatives from FLAG management met with representatives from Calidi in San Diego, California at Calidi’s headquarters to discuss further FLAG’s interest in a potential business combination between FLAG and Calidi. The representatives of Calidi provided an overview of the business as well as Calidi’s pipeline and key milestones, manufacturing partnerships, technical operations, business development updates, banker and analyst coverage and government initiatives. The FLAG team presented key points in the Letter of Intent and a discussion ensued regarding the terms of a potential transaction between FLAG and Calidi.

On October 12, 2022, representatives of FLAG and Calidi management met to further discuss the terms of a potential transaction involving FLAG and Calidi, including with respect to the equity valuation to be ascribed to Calidi in the transaction, the use of securities owned by the FLAG Sponsor to incentivize PIPE Investors, the inclusion of a minimum cash condition, the ability of Calidi to raise capital following the announcement of the business combination and whether the transaction consideration to be paid to Calidi Stockholders would be increased as a result of such capital raise.

Later in the day on October 12, 2022, FLAG delivered a proposed non-binding term sheet to Calidi. From October 12, 2022 to October 15, 2022, FLAG and Calidi exchanged drafts of the term sheet and held calls to negotiate the terms of a potential business combination transaction. The key terms that were negotiated during this period included the valuation to be ascribed to Calidi in the transaction, the minimum cash condition, the use of securities owned by the Sponsor to incentivize PIPE Investors, and Calidi’s ability to raise capital during the Interim Period.

On October 14, 2022, the FLAG Board held a meeting and Mr. Vecchiolla updated the FLAG Board on the status of the negotiations of the terms of a potential transaction involving FLAG and Calidi. Following discussion, the FLAG Board authorized FLAG management to enter into a term sheet on the terms described in the following paragraph.

On October 15, 2022, FLAG and Calidi executed a term sheet in connection with the proposed transaction (the “Term Sheet”). The Term Sheet contemplated (i) a pre-money valuation range of Calidi of $300 to $350 million, (ii) that FLAG would attempt to raise up to $40 million in a PIPE Investment and the Sponsor would make available up to 25% of its founder shares and 100% of its FLAG Private Placement Warrants to incentivize PIPE Investors, or otherwise forfeit such securities, (iii) that Calidi could issue up to $30 million in equity securities following the execution of definitive documents and the merger consideration would be increased by one share per $10 of equity raised, (iv) that the Sponsor and Calidi’s significant stockholders would be subject to lock-up restrictions, (iv) a minimum cash condition of $15,000,000 and (v) an exclusivity period until October 28, 2022, which would be extended until November 11, 2022 with automatic 15 day extensions so long as FLAG and Calidi negotiated in good faith towards the execution of definitive documents. FLAG intended to refine its valuation of Calidi based on FLAG’s continued due diligence, further analysis of the industry and an assessment of the public markets, which were experiencing a contraction between the time of the Previous Transaction and the negotiation of the Term Sheet.

Following the execution of the Term Sheet, the management teams of FLAG and Calidi met regularly via video conference to discuss the due diligence process, transaction timeline and prepare Calidi’s work plan to become a public company. During these meetings, FLAG management was provided with a detailed overview of Calidi’s technology, market and governmental matters. The FLAG and Calidi management teams also discussed the audit planning, financial and working capital requirements of the parties, and options with respect to raising capital in connection with the proposed transaction.

From October 17, 2022 through October 18, 2022, Mr. Vecchiolla and Mr. Papadales met with representatives of Calidi management in San Diego, California for purposes of conducting a comprehensive site visit and tour of Calidi’s laboratory facilities. During that visit, Alan Camaisa, Chief Executive Officer and Chairman of Calidi, George Ng, Calidi’s then President and Chief Operating Officer, Carol Hall, Director of Human Resources, Antonio Santidrian, Head of Calidi’s Research and Development, Mr. Kalajian and Ms. Pizzaro met with Messrs. Vecchiolla and Papadales and discussed Calidi’s clinical trial progress, business history, capitalization, financing needs and readiness to become a public company.

Also on October 18, 2022, the representatives of FLAG and Calidi continued their meetings in San Diego with Calidi’s legal counsel, Lewis Brisbois Bisgaard & Smith LLP (“Lewis”), and FLAG’s legal counsel, Weil, Gotshal & Manges LLP (“Weil”) attending via video conference to discuss the timeline, diligence approach, definitive documentation and SEC filing requirements in connection with the potential transaction.

On October 25, 2022, Mr. Camaisa and other representatives of Calidi met with Mr. Vecchiolla, Ms. Wootten, Mr. Papadales and two advisory partners of FLAG, Ret. General Jim Cartwright and Mel Wolfgang, to discuss capabilities and synergies between the two organizations.

On October 26, 2022, representatives of Calidi met with representatives of FLAG in Washington, D.C to further discuss Calidi’s technology, the biotechnology market and government affairs planning.

On October 27, 2022, Ms. Pizarro met with representatives of Weil in New York, with representatives of FLAG, Calidi and Lewis attending via video conference, to further discuss the transaction timeline, due diligence process and SEC filing requirements for a transaction.

On October 28, 2022, the FLAG Board held a meeting with representatives of FLAG management in attendance. Representatives of FLAG management updated the FLAG Board on the status of discussions with Calidi and the FLAG Board indicated their continued support for the potential transaction.

Also on October 28, 2022, Weil received access to a data room hosted by Share Vault to review diligence materials concerning Calidi in contemplation of a potential transaction.

On November 4, 2022, FLAG and Calidi entered into a mutual exclusivity agreement providing for an exclusivity period until November 30, 2022.

On November 7, 2022, Weil delivered an initial draft of the Merger Agreement to Lewis, which was generally consistent with the Term Sheet and, among other things: (i) included merger consideration based on an equity valuation of Calidi of $300 million, (ii) prohibited Calidi from raising equity capital during the Interim Period separately from the PIPE Investment, (iii) included a minimum cash condition of $15 million net of FLAG transaction expenses and (iv) proposed a share reserve of 10% under the proposed equity incentive plan.

From November 7, 2022 through the execution of the Merger Agreement, Weil and Lewis exchanged drafts of the Merger Agreement and held conference calls, including with FLAG and Calidi, to discuss and resolve the open issues raised by the draft documentation, particularly with respect to (i) Calidi’s valuation and the merger consideration, (ii) Calidi’s ability to raise debt and equity during the Interim Period, (iii) the use of Calidi’s financing proceeds and the related impact on the PIPE Investment, (iv) the “net debt adjustment” in the Merger Agreement, and (v) the size of the share reserve under the proposed equity incentive plan.

Also on November 7, 2022, Weil delivered an initial due diligence request list to Lewis. In connection with the legal due diligence process, Weil, Lewis, FLAG and Calidi held video conferences with respect to: information with respect to employee and labor matters on November 21, 2022, (d) information with respect to finance and corporate matters on November 23, 2022, (e) information with respect to litigation, privacy and corporate matters on November 29, 2022, (f) information with respect to regulatory matters on December 1, 2022, (g) information with respect to intellectual property matters on December 1, 2022 and (h) information with respect to information and technology matters on December 2, 2022. In addition to the legal due diligence, FLAG management engaged a third-party consulting firm to assist with technical diligence of Calidi’s technology and platform.

On November 16, 2022, representatives of Calidi and FLAG met via videoconference to discuss the commercial terms of the transaction, particularly with respect to the equity valuation ascribed to Calidi, Calidi’s ability to raise capital during the Interim Period and whether any debt or equity raised should result in an adjustment to the merger consideration, and whether Calidi’s transaction expenses should be excluded from the minimum cash condition.

Following the discussion, on November 17, 2022, Weil received from Lewis a revised draft of the Merger Agreement, which, among other things: (i) revised the merger consideration to be based on an equity value for Calidi of $350 million, (ii) allowed Calidi to raise debt or equity during the Interim Period, which would result in an upwards adjustment to the Merger Consideration, up to an unspecified maximum amount, (iii) required FLAG to use its “best efforts” to raise the PIPE Investment, (iv) revised the minimum cash condition to be $15,000,000 net of FLAG and Calidi’s transaction expenses, and (v) increased the share reserve under the proposed equity incentive plan to be 15%.

On November 22, 2022, Weil delivered a revised draft of the Merger Agreement to Lewis, which, among other things, (i) reduced the base merger consideration to $300 million, (ii) added the “net debt adjustment” mechanism to the determination of the merger consideration, (iii) added a requirement that Calidi fund the payment of the fees required to be paid by FLAG into FLAG’s trust account in connection with extending the date by which FLAG must complete its initial business combination, (iv) added a prohibition on Calidi’s ability to raise equity financing during the Interim Period if such financing would adversely impact the arrangement of the PIPE Investment, and (v) deleted the requirement that FLAG use best efforts to raise the PIPE Investment.

On November 28, 2022, Weil sent to Lewis the initial drafts of the Sponsor Agreement, the Voting and Lock-Up Agreement, the Proposed Charter, and the Proposed Bylaws.

On November 30, 2022, Weil received from Lewis a revised draft of the Merger Agreement, which, among other things: (i) increased the base merger consideration to $350 million, (ii) deleted the covenant that Calidi would be responsible for funding the payment of any extension fees, (iii) reinserted the obligation for FLAG to use its reasonable best efforts to raise the PIPE Investment, and (iv) rejected the prohibition against Calidi’s raising interim capital that would adversely affect the arrangement of the PIPE Investment.

On December 1, 2022, Weil received from Lewis revised drafts of the Sponsor Agreement, the Voting and Lock-Up Agreement and the Proposed Bylaws, which largely accepted Weil’s proposed initial drafts.

On December 1, 2022, Weil, Lewis, FLAG and Calidi held a video conference to discuss the terms of the Merger Agreement, particularly with respect to: (i) Calidi’s ability to seek equity or debt financing during the Interim Period and the related impact on the transaction, (ii) FLAG’s effort standard with respect to raising the PIPE Investment, (iii) the size of the share reserve of the proposed incentive plan and (iv) which party should be responsible for extension payments.

In connection with FLAG’s assessment of Calidi and the proposed business combination, FLAG management retained a valuation firm for the limited purpose of assisting management only, in its consideration of the potential transaction with Calidi, which was selected based on such firm’s familiarity with Calidi. In early December 2022, the valuation firm informed FLAG management of its view that the equity value range for Calidi was $200 million to $250 million. FLAG management subsequently advised Calidi management that the merger consideration range as contemplated in the Term Sheet would need to be renegotiated. Following discussions between the respective management teams, the merger consideration was restructured to reflect a base valuation for Calidi of $250 million and include a pre-closing milestone that would increase the consideration to be paid to Calidi equity holders at the Closing of the transaction by the amount, if any, of the upfront cash payments to be received by Calidi in connection with its entry into licensing and collaboration agreements during the Interim Period and a post-closing earn-out that would result in additional shares being issued to Calidi stockholders should the trading price of New Calidi Common Stock reach various trading prices during the period of five years following the Closing of the transaction. FLAG management proposed the number of shares to be made available as Escalation Shares by assuming a market capitalization rate of the combined company to levels similar to public companies that achieved successful ongoing and future clinical trials and approximated the valuation at which Calidi had been raising capital since the time of the Previous Transaction. In subsequent discussions with the valuation firm, FLAG management was advised that, if management were to request the firm to advise on the fairness of the merger consideration from FLAG’s perspective, the renegotiated merger consideration would exceed the upper end of the valuation range due to value the firm would attribute to the contingent components of the consideration to be received by Calidi Stockholders. FLAG management agreed to add contingent consideration above the upper end of the valuation range that in management’s judgment could become payable upon the achievement by Calidi or New Calidi of certain positive events (such as entry into license and collaboration agreements and receipt of governmental and other grants that could translate into market price performance at or above the threshold levels) that were not reflected in the valuation range. Since there is no guarantee that these positive developments would occur or that the trading price thresholds would be reached, FLAG management did not believe it appropriate for purposes of its analysis of the transaction to ascribe value to the contingent consideration at the time the Merger Agreement would be entered into.

On December 5, 2022 Weil delivered a revised draft of the Merger Agreement to Lewis. The revised draft contemplated (i) base merger consideration of $250 million, which would be adjusted upwards if Calidi were to enter into a revenue-generating definitive collaboration or out-license contract involving Calidi’s technology, by an amount equal to the aggregate up-front cash payments received by Calidi pursuant to any such contract, (ii) a five-year earn-out period, during which Calidi Stockholders would be entitled to up to an additional 20 million Escalation Shares of New Calidi Common Stock, divided into four equal tranches, to be earned when the last reported sale price of New Calidi Common Stock, for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is $12.00, $14.00, $16.00 and $18.00, (iii) that Calidi would be permitted to raise up to $40,000,000 in equity during the interim period, which would result in an increase in merger consideration, unless the Sponsor transferred its founder shares or private placement warrants to incentivize investors in connection therewith, in which case the gross proceeds of such equity financing would be applied and count towards the Minimum Cash Condition and (iv) revised the size of the share reserve under the equity incentive plan to be 10%, in addition to the shares reserved for any assumed options by FLAG in the business combination.

On December 6, 2022, Guggenheim Securities delivered a letter to FLAG formally waiving its right to receive any deferred underwriting fees in connection with the consummation of any business combination involving FLAG and Calidi. Guggenheim Securities informed FLAG management that it decided to waive its deferred underwriting fees as a firm policy matter. However, they committed to remain responsive as a holder of founder shares on behalf of its affiliate, Metric, regarding any required voting or sponsor decision-making activities.

On December 8, 2022, representatives of FLAG and Calidi met to discuss the terms of the Merger Agreement, the timing of execution and announcement of the potential business combination and the process for obtaining final approval of the transactions by the FLAG Board and Calidi Board.

Later on December 8, Weil and FLAG received a revised draft of the Merger Agreement from Calidi and Lewis, which, among other things, contemplated that (i) if any material change occurs in Calidi’s business or prospective business that would have the potential to increase the value of Calidi as expressed in the merger consideration, then FLAG would agree to have a valuation consultant re-evaluate the amount of merger consideration, and if it materially increased, the Merger Consideration would be increased by an amount that is mutually acceptable to the parties (the “Reevaluation Covenant”), (ii) each party could deliver its disclosure schedules relating to the Merger Agreement following its execution by December 20, 2022, and each party would have a corresponding termination right if it elected not to proceed with the transaction as a result of any disclosure on the other party’s disclosure schedules that was not provided prior to the execution of the Merger Agreement, and was reasonably likely to have a material adverse effect on the surviving corporation, (iii) the parties could amend the Merger Agreement to provide for the Escalation Shares being placed in escrow and such shares would be outstanding and capable of being voted by the Calidi Stockholders from and after the Closing, subject to cancellation if the applicable price targets are not achieved, and (iv) permitted Calidi to raise up to $50,000,000 in equity during the Interim Period.

On December 9, 2022, representatives of FLAG, Calidi, Weil and Lewis met to discuss the open issues in the Merger Agreement. Following the discussion, representatives of Lewis sent a further revised draft of the Merger Agreement to Weil, which (i) removed the Reevaluation Covenant and the right of the parties to delay delivery of the disclosure schedules, (ii) provided that the Escalation Shares would be non-voting while in escrow and (iii) reduced the maximum amount of equity Calidi was permitted to raise during the Interim Period to $40,000,000.

On December 10, 2022, representatives of Calidi and Lewis delivered an initial draft of the Calidi disclosure schedules to Weil and FLAG.

On December 11, 2022, the FLAG Board held a meeting, with representatives of FLAG management and Weil in attendance at the request of the FLAG Board. FLAG management provided an update on the potential business combination with Calidi.

On December 13, 2022, the FLAG Board had a meeting with representatives of FLAG management and Weil in attendance. FLAG management reviewed the status of the transaction with Calidi. Representatives of Weil reviewed with the FLAG Board their fiduciary duties under Delaware law. A discussion ensued regarding how FLAG management and the FLAG Board should evaluate the merger consideration relative to the base valuation of $250 million ascribed to Calidi in the transaction, particularly with respect to the Escalation Shares, and the fact that the number of Escalation Shares relative to Calidi’s base valuation was high when compared to other de-SPAC transactions that involved an earn-out component. Based on such discussion, the FLAG Board instructed FLAG management to renegotiate the merger consideration with Calidi. The FLAG Board also elected to extend the date by which FLAG must complete its initial business combination, subject to FLAG management obtaining the funds necessary to pay the extension fees required by FLAG’s certificate of incorporation (as amended).

On December 14, 2022, two existing FLAG investors agreed to loan FLAG the funds required to extend the deadline by which FLAG must complete its initial business combination until March 14, 2023 (subject to further extension) and FLAG executed and delivered a promissory note to such investors.

On December 15, 2022, FLAG filed a press release announcing that the FLAG Board had approved an extension of the date by which FLAG must complete its initial business combination from December 14, 2022 to March 14, 2023 and the Trust Account was funded with a payment of $415,626.

On December 17, 2022, at the request of the FLAG Board, Mr. Vecchiolla met with Messrs. Camaisa and Kalajian to discuss potential revisions to the merger consideration. As part of this discussion, Calidi offered to reduce the number of Escalation Shares by 2,000,000 and instead allocate those shares to FLAG stockholders who do not elect to redeem their shares in connection with the transaction as a means to incentivize FLAG public stockholders not to redeem their shares. As a result, the total number of Escalation Shares available to Calidi Stockholders would be reduced to 18,000,000.

On December 19, 2022, the FLAG Board held a meeting with representatives from FLAG management in attendance. FLAG management reviewed with the FLAG Board its assessment of how the transaction with Calidi could create value for FLAG Stockholders. Based on this analysis, the FLAG Board instructed FLAG management to continue negotiating the terms of the Merger Agreement with Calidi and to retain on behalf of the Board an independent banking firm to advise the FLAG Board with regards to its view of the fairness, from a financial point of view, to FLAG’s public stockholders of the merger consideration to be paid to the Calidi Stockholders in the transaction.

On December 20, 2022, Lewis delivered a revised draft of the Merger Agreement to Weil, which contemplated the reduction of Escalation Shares from 20,000,000 to 18,000,000 and the introduction of 2,000,000 incentive shares for non-redeeming FLAG public stockholders, which would be subject to the same price hurdles as the Escalation Shares.

On December 21, 2022, Bill Weber tendered his resignation as chief executive officer of FLAG and chairman of the FLAG Board. As stated in his resignation letter, Mr. Weber’s resignation was not the result of any disagreement with FLAG relating to FLAG’s operations, policies or practices.

On December 22, 2022, the FLAG Board had a meeting to receive an update on the transaction, including with respect to the advisory firms that had been interviewed by FLAG management on the Board’s behalf. Following discussion, the FLAG Board instructed FLAG management to engage The Benchmark Company, LLC (“Benchmark”) to provide the Board with its view on the fairness to FLAG’s public stockholders from a financial point of view of the merger consideration to be paid to the Calidi Stockholders. Subsequently, FLAG entered into an engagement letter with Benchmark on December 26, 2022. During the same meeting on December 22, 2022, the FLAG Board appointed Thomas Vecchiolla as sole CEO of FLAG and chairman of the FLAG Board.

During the period from December 22, 2022 through January 6, 2023, Weil and Lewis exchanged drafts of the transactions documents and disclosure schedules.

On January 6, 2023, the FLAG Board met via video conference to discuss and evaluate the potential business combination with Calidi. Representatives of Benchmark and Weil attended the meeting. Representatives of Benchmark reviewed their financial analysis of the Merger Consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated January 6, 2023, to the FLAG Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration in connection with the Merger was fair, from a financial point of view, to FLAG’s public stockholders. (See “Proposal No. 1 — The Business Combination Proposal — Opinion of FLAG’s Financial Advisor.”) Representatives of Weil then reviewed with the FLAG Board the terms of the Merger Agreement and other transaction documents and the FLAG Board’s fiduciary duties. After discussion, including asking questions of FLAG management and their financial and legal advisors, the FLAG Board determined that the Transactions were fair to, advisable, and in the best interests of FLAG and its stockholders. Following discussion, the FLAG Board approved the Merger Agreement and the transactions contemplated thereby, in each case subject to finalization in the manner discussed.

From January 6, 2023 through January 9, 2023, FLAG, Calidi, Weil and Lewis finalized the Merger Agreement, disclosure schedules and the other transaction documents.

On January 9, 2023, FLAG and Calidi executed the Merger Agreement and the other transactions documents. Following the execution of such documentation, FLAG and Calidi issued a press release announcing the execution of the Merger Agreement and the Business Combination.

On February 8, 2023, the FLAG Board approved an amendment to the Merger Agreement (the “Amendment”) to provide that the Non-Redeeming Continuation Shares will be issued to non-redeeming FLAG public stockholders at Closing, instead of being subject to the same price triggers as the Escalation Shares. The Amendment revised the time by Calidi is required to deliver the Required Company Stockholder Approval to 11:50 pm on the fifteenth (15th) business day following the date on which the registration statement is declared effective under the Securities Act.

On February 9, 2023, FLAG, Calidi, the Seller Representative and the Purchaser Representative executed the Amendment.

On February 23, 2023, Calidi engaged Arcadia Securities LLC, and its affiliate Brookline Capital Markets (“Brookline”) as Calidi’s exclusive placement agent for the private placement of Calidi equity securities on a “best efforts” basis.

On March 14, 2023, the FLAG Board approved an extension of the date by which FLAG must complete its initial business combination from March 14, 2023 to June 14, 2023. No fee was required in connection with such extension.

From the time of the execution of the Merger Agreement, the parties have explored the possibility for PIPE Investments and other equity investments in Calidi necessary to provide the liquidity required for the consummation of the Business Combination.

On March 22, 2023, Calidi, FLAG and Jackson Investment Group, LLC (“Jackson”) entered into a nondisclosure and confidentiality agreement for the purposes of providing Jackson with in depth information on the science supporting Calidi’s proprietary cell delivery platforms and clinical studies. Jackson expressed an interest in pursuing an in-depth due diligence investigation with a view of making a possible investment in Calidi’s equity securities, but preferred to have a significant co-investor who would invest at least as much as Jackson would invest. Jackson’s due diligence investigation commenced on March 23, 2023, and continued through May 1, 2023.

In April 2023, Calidi management began meeting with potential investors to discuss the terms of an equity issuance of Series B Preferred Stock of Calidi, which would not be contingent upon the consummation of the Business Combination. In connection with such discussions, the Sponsor agreed in principle that the Sponsor and Metric would make Founder Shares and FLAG Private Placement Warrants available to incentivize potential investors in the Series B Financing, and that notwithstanding the transfer of such Incentive Securities to investors, Calidi would be given credit for the proceeds of such financing in the Net Debt Adjustment provisions of the Merger Agreement. From April through June 2023, Calidi continued discussions with prospective investors regarding its Series B Financing.

On June 6, 2023, Mssrs. Camaisa and Thesing, traveled to Atlanta Georgia with Brookline to meet with Jackson to discuss the possibility of Jackson making an investment in Calidi’s Series B Preferred Stock. During the meeting, the parties discussed the amount of investment needed to satisfy the Minimum Cash Condition, the amount of Founder Shares the Sponsor and Metric would be willing to contribute, and the amount of the investment that would not be conditioned upon the closing of the Business Combination in the event that the Business Combination failed to close. At the conclusion of their meetings, Jackson expressed a willingness to invest up to $5 million in Calidi Series B Preferred Stock prior to a closing of the Business Combination so long as Mr. Camaisa either individually or through a consortium of investors would agree to the same amount, and a further investment of $7.5 million simultaneously with the closing of the Business Combination so long as Mr. Camaisa, either individually or through a consortium of investors, agreed to invest the same amount. Jackson also expressed its view on the risk adjusted price it was willing to pay should Jackson be the first to fund the initial $5 million.

On June 9, 2023, the Calidi Board approved the general parameters of price and amount for the issuance of Calidi Series B Preferred Stock subject to further negotiations with Jackson and execution of definitive transaction documents.

On June 10, 2023, Nelson Mullins Riley & Scarborough LLP (“Nelson”), counsel for Jackson, contacted Lewis to discuss additional terms and conditions to Jackson’s investment in Calidi Series B Preferred Stock. Between June 10, 2023, and June 16, 2023, Nelson, on behalf of Jackson, and Lewis and Brookline, on behalf of Calidi, continued to negotiate the terms and conditions of the Securities Purchase Agreement that Jackson was willing to accept.

In contemplation of the first closing of the financing, on June 12, 2023, the FLAG Board approved an amendment to the Merger Agreement (the “Second Amendment”), to (i) provide that to the extent that there are any Unused Continuation Shares that are not issued to non-redeeming FLAG public stockholders, FLAG may designate for issuance at or prior to Closing such Unused Continuation Shares as an incentive for any PIPE Investment or in connection with another equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or post-Closing liquidity of FLAG and its subsidiaries, (ii) allow the Sponsor and Metric to use Incentive Securities as incentives for any PIPE Investment, the Series B Financing or certain other permitted equity issuance by Calidi pursuant to the Merger Agreement or to pay expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of FLAG (or otherwise cancel such securities without further consideration), (iii) clarify that the proceeds of any Series B Financing raised by Calidi will (A) result in an adjustment to the Merger Consideration pursuant to the Net Debt Adjustment provisions of the Merger Agreement and (B) be counted toward the satisfaction of the Minimum Cash Condition; and (iv) amending the definition of Fully Diluted Calidi Shares such that vested in the money options are no longer treated as exercised for purposes of determining the per share merger consideration (the “Per Share Merger Consideration Amendment”). The FLAG Board also approved a corresponding amendment to the Sponsor Agreement to permit the Sponsor and Metric to use the Incentive Securities as described in the Second Amendment. The Per Share Merger Consideration Amendment was effectuated at the insistence of investors in the Series B Financing as a condition to its investment in Calidi.

Also on June 12, 2023, the FLAG Board approved an extension of the date by which FLAG must complete its initial business combination from June 14, 2023 to September 14, 2023 and the Trust Account was funded with a payment of $423,186.

Between June 10, 2023, and June 16, 2023, Lewis, on behalf of Calidi, Nelson, on behalf of Jackson, and Weil, on behalf of the Sponsor and FLAG, exchanged drafts of the Securities Purchase Agreement as Jackson continued to negotiate changes to the conversion price of the Series B Preferred Stock in the event the Business Combination fails to close, as well as the terms of the personal guaranty of Mr. Camaisa. On June 16, 2023, the Calidi Board approved the final terms and conditions, of the Securities Purchase Agreement, including the purchase price, conversion price, the amount of the investment that was not conditioned upon the closing of the Business Combination and the amount of the investment that would be contingent upon the closing of the Business Combination.

On June 16, 2023, Calidi executed Securities Purchase Agreements in connection with the Series B Financing, providing for (A) the issuance of an aggregate amount of up to $12,500,000 of Series B Preferred Stock to Jackson, with an initial investment of $5,000,000 of Series B Preferred Stock to be purchased simultaneously with the execution of the Securities Purchase Agreement (the “Initial Investment”) and an additional $7,500,000 shares of Series B Preferred Stock to be purchased upon the consummation of the Business Combination (the “Subsequent Investment”) and (B) the issuance of an aggregate amount of an additional $12,500,000 of Series B Preferred Stock to Calidi Cure, LLC (“Cure”), a special purpose vehicle formed for the purposes of investing in the Series B Financing, $5,000,000 of which will be acquired upon the earlier of September 1, 2023 and the consummation of the Business Combination, and $7,500,000 of which will be acquired upon the closing of the Business Combination, and is subject to the consummation of the Subsequent Investment. In connection with the Initial Investment, the Sponsor and Metric executed (x) a Share Transfer Agreement with Jackson, pursuant to which the Sponsor and Metric agreed to transfer 389,968 Founder Shares to the Investors, with 255,987 Founder Shares being transferred upon the closing of the Initial Investment and 133,981 Founder Shares to be transferred to Jackson upon the consummation of the Subsequent Investment and the Closing of the Business Combination and (y) a Share Transfer Agreement with Cure, pursuant to which the Sponsor and Metric agreed to transfer one (1) Founder Share for every $100 of Series B Preferred Stock acquired by Cure at the closing of Cure’s purchase of the Series B Preferred Stock and the closing of the Business Combination.

Also on June 16, 2023, FLAG, Calidi, the Sponsor and Metric executed the Second Amendment and the Sponsor Agreement Amendment.

FLAG’s Board of Directors’ Reasons for Approval of the Business Combination

The FLAG Board, in evaluating the Transactions, consulted with FLAG’s management team, as well as its advisors. In unanimously (i) resolving that it is in the best interests of FLAG and FLAG Stockholders, and declaring it advisable, to enter into the Merger Agreement, (ii) approving the Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of the Merger Agreement and

(iii) adopting a resolution recommending the Merger be adopted by FLAG Stockholders, the FLAG Board considered and evaluated a number of factors, including the factors discussed below. The FLAG Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. In addition, individual directors may have given different weight to different factors. The FLAG Board viewed its decision as based on all of the information available and the factors presented to and considered by it. This explanation of FLAG’s reasons for the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The FLAG Board considered a number of factors pertaining to the Transactions as generally supporting its decision to enter into the Merger Agreement and the related agreements and the Transactions contemplated thereby, including but not limited to, the following material factors:

•

Calidi’s Promising Cell-based Platforms for Oncolytic Viruses. Calidi has two proprietary cell delivery platforms in clinic studies, or under planning for clinic trials, as summarized below. In addition to the NeuroNova™ and SuperNova™ platforms, Calidi is advancing engineered oncolytic virus constructs and allogenic cell-based platforms with improved systemic anti-tumor immunity.

•

CLD-101 product which has two ongoing programs, CLD-101 for newly diagnosed HGG (which we sometimes refer to as NeuroNova 1 or “NNV1” program as to the indication) and CLD-101 for recurrent HGG (which we sometimes refer to as NeuroNova 2 or “NNV2” program as to the indication). The NNV1 program is using the CLD-101 product candidate to target newly diagnosed HGG. An open-label, investigator-sponsored, Phase 1, dose-escalation clinical trial for CLD-101 product in patients with newly diagnosed high-grade gliomas was completed. This clinical trial demonstrated that CLD-101 was well tolerated in patients with newly diagnosed HGG. Calidi plans to commence a Phase 1b/2 clinical trial in collaboration with Northwestern in the first half of 2024. The Phase 1b dose escalation lead in portion of this trial will explore the final dosing regimen, including the feasibility of repeated dosing with the same product candidate. Calidi licensed exclusive commercial rights for the use of the data from Northwestern University (“Northwestern”) to Calidi. The NNV2 program is under pre-clinical development targeting patients with recurrent HGG.

Calidi commenced a Phase 1 clinical trial for the recurrent HGG indication of the CLD-101 product with the first patient dosed in June 2023, with support of a grant already awarded from the California Institute for Regenerative Medicine (“CIRM”) to City of Hope. Calidi exclusively licensed the CLD-101 patent for commercial development pursuant to an agreement with the University of Chicago.

•

CLD-201 product is Calidi’s first internally developed product candidate targeting solid cancer tumors (which we sometimes refer to as SuperNova1 or “SNV1” program). Calidi believes CLD-201 has the potential to be an antitumor therapy in the treatment of multiple solid tumors such as head and neck cancer, triple-negative breast cancer and melanoma. CLD-201 is currently in pre-clinical development and Calidi has held a pre-IND meeting with the FDA to discuss the filing of its IND application. Calidi plans to commence a Phase 1 clinical trial for the CLD-201 program during the second half of 2024. In December 2022, CIRM awarded Calidi a grant to support the further development of CLD-201.

•

CLD-202 - SuperNova™ Next-Gen – CLD-202 is Calidi’s next generation product candidate and is based on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoint inhibitors, or other insertions, designed to increase the tumor specificity and oncolytic potency with improved systemic anti-tumor immunity. Calidi is currently in discovery to test this product across multiple metastatic solid tumor types.

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Market Attractiveness and Competitive landscape. Calidi’s cell platform(s) and product candidates are positioned for indications with a high unmet need and limited competition, making this an attractive market. Pre-clinical data has shown Calidi’s CLD-201 product to shield the oncolytic virus from a patient’s immune system, supporting improved delivery to tumor with the possibility of potentiating the viral payload. Calidi had its pre-IND meeting with the FDA and is encouraged to continue working with the FDA towards seeking IND approval. Calidi has an additional collaboration and out-licensing potential, especially for Calidi’s proprietary cell-based platform. The FLAG Board considered the results of management’s due diligence review of Calidi, and discussion with Calidi management team, to assess the scientific foundation and addressable market potential of Calidi.

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Alignment with FLAG Investment Objectives. FLAG and Calidi share significant synergy in this combination. FLAG has significant experience in highly regulated industries, although not in the biopharmaceutical industry, public company operations, capital and equity markets, as well as federal and state government initiatives. Calidi appears to have promising potential for a national and global effect in addressing hard to treat diseases. Calidi’s capabilities align with FLAG’s commitment to enable technologies serving missions of national and global importance. In addition, the FLAG team may be able to provide value to Calidi in working with government grants and regulatory programs.

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Experienced Management Team. Calidi has a strong management team with significant scientific and research and development experience. Please reference the Information “About Calidi” section to learn more detail about Calidi’s team.

•	Stockholder Liquidity. The parties intend for New Calidi to be listed on NYSE American which, the FLAG Board believes has the potential to offer shareholders liquidity.

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Lock-Up. Certain stockholders of Calidi and FLAG have agreed to be subject to a lockup in respect of their New Calidi Common Stock for a period ending on the earliest of (i) with respect to 50% of their shares of Common Stock, (a) the six-month anniversary of the Closing, (b) the date on which the closing trading price of shares of the Common Stock equals or exceeds $12.00 for any 20 trading days within a 30 day trading period commencing at least 150 days after the Closing and (c) the date when New Calidi consummates a Subsequent Transaction and (ii) with respect to the remaining 50% of their shares of New Calidi Common Stock ending on the earliest of (a) one year of the Closing, (b) the date on which the closing trading price of shares of the Common Stock equals or exceeds $12.00 for any 20 trading days within a 30 day trading period commencing at least 150 days after the Closing and (c) the date when New Calidi consummates a Subsequent Transaction, subject to certain customary exceptions, which will provide important stability to the leadership and governance of New Calidi.

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Other Alternatives. After a thorough review of other business combination opportunities reasonably available to FLAG, FLAG concluded that the proposed Business Combination represents the best potential business combination for the public shareholders of FLAG and the most attractive opportunity based upon the process utilized to evaluate and assess other potential business combination targets.

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Terms of the Merger Agreement and the Related Agreements. The FLAG Board considered the terms and conditions of the Merger Agreement and the related agreements and the Transactions contemplated thereby, including the Merger, including each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Transactions contemplated thereby and the termination provisions as well as the strong commitment by both Calidi and FLAG to complete the Transactions. The Board considered an analysis prepared by FLAG Management of the potential value to FLAG Stockholders, including an analysis of the transaction value and escalation terms, and determined that FLAG Stockholders were advantaged by proceeding with the Merger given the agreed upon terms.

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Fairness opinion of Benchmark. FLAG received the fairness opinion of The Benchmark Company further described below. In connection with the June 2023 amendment to the Merger Agreement, the FLAG Board determined not to request The Benchmark Company to update its fairness opinion to reflect the Per Share Merger Consideration Amendment given the impact of such amendment on the number of shares of New Calidi Common Stock to be issued to the Calidi Stockholders and the FLAG

Board’s consideration that the updated terms likely would not alter the conclusion reached by The Benchmark Company in its fairness opinion.

The FLAG Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•	Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on Calidi’s clinical trial plan post-Closing.

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Product Development and Clinical Risks. The risk that Calidi may not be able to commercialize any of its current product candidates or secure the rights or means to obtain the rights to alternative product candidates in the future or that future preclinical studies or clinical trials may fail to demonstrate adequately the safety and efficacy of Calidi product candidates, preventing or delaying development, regulatory approval and commercialization of Calidi products.

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•	Regulatory Risks. The risks of changes in Calidi’s regulatory environment, including changes to FDA requirements and timeline for approval.

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Listing Risks. The challenges associated with preparing Calidi, a private entity, for the applicable disclosure and listing requirements to which Calidi will be subject as a publicly traded company on the NYSE American exchange (or, to the extent applicable, another exchange).

•	Liquidation. The risks and costs to FLAG if the Business Combination is not completed within the completion window and FLAG is forced to liquidate.

•

Stockholder Vote. The risk that FLAG Stockholders may object to and challenge the Transactions and take action that may prevent or delay the consummation of the Transactions, including to vote down the proposals at the special meeting or redeem their shares.

•	Closing Conditions. The fact that completion of the Transactions is conditioned on the satisfaction of certain Closing conditions that are not within FLAG’s control.

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FLAG Public Stockholders Holding a Minority Position in New Calidi. The risk that FLAG public stockholders will hold a minority position in New Calidi, which may reduce the influence that FLAG’s current stockholders have on the management of FLAG.

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Litigation. The possibility of litigation challenging the Transactions or that an adverse judgment granting injunctive relief could enjoin or otherwise interfere with the consummation of the Transactions.

•	Fees and Expenses. The fees and expenses associated with completing the Transactions.

•	Other Risks. Various other risks associated with the business of Calidi, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the FLAG Board also considered that the officers and directors of FLAG have interests in the Transactions as individuals that are in addition to, and that may be different from, the interests of FLAG Stockholders. Accordingly, each such individual may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than liquidate (see section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). FLAG’s independent directors reviewed and considered these interests during the negotiation of the Transactions and in evaluating and unanimously approving, as members of the FLAG Board, the Merger Agreement and the Transactions contemplated therein, including the Transactions.

The FLAG Board concluded that the potential benefits that it expected FLAG stockholders to achieve as a result of the Transactions outweighs the potentially negative factors associated with the Transactions. Accordingly, the

FLAG Board unanimously determined that the Merger Agreement and the related agreements and the Transactions contemplated thereby, were advisable, fair to, and in the best interests of FLAG and FLAG Stockholders.

Opinion of FLAG’s Financial Advisor

Benchmark provides investment banking and advisory services to institutions and companies, and its investment banking practice provides valuation services in connection with financings, and mergers and acquisitions for both public and private companies. Pursuant to a letter agreement dated December 22, 2022, FLAG retained Benchmark to act as financial advisor to the FLAG Board in connection with the Transactions and to provide a written opinion to the FLAG Board (the “Benchmark Opinion”) as to whether the consideration to be paid by FLAG in the Transactions is fair to FLAG’s public stockholders from a financial point of view. FLAG selected Benchmark based on various considerations that included experience with similar transactions, reputation, knowledge of the relevant industry, fee proposal, and relevant qualifications of team members.

On January 6, 2023, Benchmark orally rendered to the FLAG Board its opinion (which was subsequently confirmed in writing by delivery on the same date of Benchmark’s written opinion addressed to the FLAG Board) that the consideration to be paid by FLAG in the Transactions pursuant to the Merger Agreement, as of the date of such opinion and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Benchmark in preparing the Benchmark Opinion, is fair to FLAG’s public stockholders from a financial point of view.

The Benchmark Opinion is addressed to, and is intended for the use, information and benefit of the FLAG Board (solely in its capacity as such) and only addressed the fairness, from a financial point of view, of the consideration to be paid by FLAG in the Transactions to FLAG’s public stockholders as of the date of such opinion and does not address any other aspect or implication of the Transactions or any other agreement, arrangement, or understanding. The summary of the Benchmark Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Benchmark Opinion, which is attached hereto as Annex I and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Benchmark in connection with the preparation of the Benchmark Opinion. However, neither the Benchmark Opinion nor the summary of the Benchmark Opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and does not constitute, a recommendation to the FLAG Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise.

The Benchmark Opinion does not address the underlying business decision of FLAG to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to FLAG; nor does it address any legal, regulatory, tax or accounting matters. Benchmark expressed no opinion or view as to any terms or other aspects of the Transactions, including, without limitation, the form or structure of the Transactions or any ongoing obligations of the parties pursuant to the Merger Agreement. The Benchmark Opinion addresses only the fairness, from a financial point of view, to the public stockholders of FLAG as of January 6, 2023, of the consideration to be paid in the Transactions pursuant to the Merger Agreement. The Benchmark Opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Benchmark as of the date of the Benchmark Opinion, and Benchmark assumed no responsibility for updating, revising or reaffirming the Benchmark Opinion based on circumstances, developments or events occurring after the date of the Benchmark Opinion. The issuance of the Benchmark Opinion was approved by its internal fairness opinion review committee.

The FLAG Board has not obtained nor will it obtain an additional updated fairness opinion prior to the Closing, and changes in the operations and prospects of Calidi, general market and economic conditions and other factors that may be beyond the control of FLAG and Calidi, and on which the fairness opinion was based, may alter the value of Calidi or the price of FLAG’s securities by the time the Transactions is completed. The Benchmark Opinion does not speak to any date other than the date of such opinion, and as such, the opinion will not address the fairness of the consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Transactions are completed. In connection with the June 2023 amendment to the Merger Agreement, the FLAG Board determined not to request The Benchmark Company to update its fairness opinion to reflect the Per Share Merger Consideration Amendment given the impact of such amendment on the number of shares of New Calidi Common Stock to be issued to the Calidi Stockholders and the FLAG Board’s consideration that the updated terms likely would not alter the conclusion reached by The Benchmark Company in its fairness opinion.

In connection with rendering the Benchmark Opinion and performing its related financial analyses, Benchmark reviewed and performed the following, among other things:

•	a draft of the Merger Agreement provided to Benchmark by FLAG, dated January 4, 2023;

•

certain information relating to the historical, current and future operations, financial condition and prospects of Calidi, made available to Benchmark by FLAG, including audited financial statements for the calendar years 2020 and 2021, and draft unaudited financial statements for the nine months ending September 30, 2022;

•

discussions with certain members of the management of FLAG and Calidi and certain of their advisors and representatives regarding the business, operations, financial condition and prospects of Calidi, the Transactions and related matters;

•

a certificate addressed to Benchmark from senior management of FLAG which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on Calidi provided to, or discussed with, Benchmark by or on behalf of FLAG;

•	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that Benchmark deemed to be relevant;

•	the publicly available financial terms of certain transactions that Benchmark deemed to be relevant; and

•	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

For purposes of rendering the Benchmark Opinion, Benchmark relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, without assuming responsibility with respect to such data, material and other information. Benchmark has assumed that the Transactions will be consummated on terms substantially similar to those set forth in the draft of the Merger Agreement provided to it as identified above.

Financial Analyses

The following is a summary of the material financial analyses delivered by Benchmark to the FLAG Board in connection with rendering the Benchmark Opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Benchmark, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Benchmark, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Benchmark. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Benchmark. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before the date of the Benchmark Opinion and is not necessarily indicative of current market conditions.

Benchmark primarily used two customary approaches in conducting its analyses and arriving at the Benchmark Opinion: a comparison to selected public companies and a comparison to precedent transactions.

Selected Public Company Analysis

Benchmark performed a selected public company analysis by analyzing the valuation of publicly-traded companies that Benchmark deemed to be relevant for purposes of this analysis based on its professional judgment and experience. Benchmark reviewed publicly available financial and stock market information for publicly-listed clinical-stage biotech companies focused on the development and use of oncolytic viruses for the treatment of cancer. Benchmark’s analysis identified 5 such companies that it deemed comparable to Calidi but none of which is identical to Calidi. Benchmark reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on January 4, 2023, plus debt, plus preferred stock, plus minority interest, and less cash and cash equivalents. Benchmark estimated a range of enterprise values for Calidi by risk-adjusting the enterprise values of these companies to account for differences in stage of development based on the clinical phases of their lead programs. The risk-adjusted enterprise value was obtained by multiplying each company’s enterprise value by a “Risk-Adjustment Factor” calculated by dividing Calidi’s expected probability of success (“POS”) or likelihood of approval (“LOA”) by each selected public company’s implied LOA based on the clinical phase of its lead program, using as a source the study “Clinical Development Success Rates and Contributing Factors 2011-2021” by the Biotechnology Innovation Organization, or BIO, Informa Pharma Intelligence and QLS Advisors. The LOA for each selected public company was based on the POS for the Immuno-Oncology sub-category of 64.0% for Phase I to II, 40.2% for Phase II to III, 49.0% for Phase III to NDA/BLA, and 98.4% for NDA/BLA to Approval, implying a Phase II to Approval POS of 19.38%, which Benchmark used as the estimated POS for Calidi. Benchmark estimated the implied probability of success for the selected public companies based solely on the clinical phase of each company’s lead program. Benchmark did not make any additional adjustments to take into account the number of assets each company currently has in clinical or preclinical development as it deemed that multiple assets of the same company typically share common or similar technologies or methods of actions and, as such, having more assets in clinical or preclinical development is not necessarily indicative of a higher probability of success and, similarly, having fewer assets in clinical or preclinical development is not necessarily indicative of a lower probability of success. While relying on expected probabilities of success accounts for differences in stage of clinical development, it has limitations when used to evaluate a company’s business, including that the success rate of past clinical trials is not necessarily indicative of the success rate of current or future trials, and that using expected probabilities of success does not factor in business and scientific differences specific to each company and its technology. In light of these limitations, Benchmark limited its selected public company analysis to include only oncolytic virus companies as they are more likely to be viewed similarly in the capital markets. Additionally, Benchmark used the average and median of the risk-adjusted enterprise values of the selected companies in its assessment of Calidi’s estimated valuation, which yields a narrower valuation range and lower valuation cap compared to the full range of risk-adjusted enterprise values.

($ in millions)
Company Name	Enterprise Value	Market Value	Clinical Phase*	Implied POS	Risk- Adjustment Factor	Risk- Adjusted Enterprise Value
Imugene Limited	$613.9	$682.2	II	19.4%	100.0%	$613.9
Oncolytics Biotech Inc.	$69.3	$92.5	II	19.4%	100.0%	$69.3
Replimune Group, Inc.	$1,193.4	$1,565.2	III	48.2%	40.2%	$479.8
SillaJen, Inc.	$508.3	$550.1	II	19.4%	100.0%	$508.3
Transgene SA	$144.5	$186.4	II	19.4%	100.0%	$144.5

Average	$505.9	$615.3				$363.2
Median	$508.3	$550.1				$479.8
75% Percentile	$613.9	$682.2				$508.3
25% Percentile	$144.5	$186.4				$144.5

Source: FactSet, CapitalIQ; as of 1/4/23

*	Clinical phase of lead program

Benchmark estimated a range of enterprise values of Calidi using the average and median of the selected public companies’ risk-adjusted enterprise values, which resulted in a range of $363.2 million to $479.8 million.

The enterprise value range was then adjusted for the currently estimated amount of net debt on Calidi’s balance sheet (approximately $4.5 million) and estimated working capital deficit (approximately $8.1 million) to estimate an equity value range for Calidi of $350.5 million to $467.1 million.

Precedent Transaction Analysis

Benchmark performed a precedent transaction analysis by analyzing recent mergers and acquisitions involving companies that it deemed to be relevant for purposes of this analysis based on its professional judgment and experience. Benchmark analyzed the valuation of M&A transactions announced and completed within the last 12 months involving clinical-stage biotech companies focused on immuno-oncology. Benchmark estimated a range of enterprise values for Calidi by risk-adjusting the enterprise values of these companies to account for differences in stage of development based on their clinical phases, the same as the risk-adjustment described in the Selected Public Company Analysis. Benchmark’s analysis included the following 8 precedent transactions that Benchmark deemed comparable to Calidi but none of which is identical to Calidi:

($ in millions)
Target	Acquirer	Announcement Date	Completion Date	Enterprise Value	Clinical Phase*	Implied POS	Risk- Adjustment Factor	Risk- Adjusted Enterprise Value
Checkmate Pharmaceuticals, Inc.	Regeneron Pharmaceuticals, Inc.	4/19/2022	5/31/2022	$171.3	I	12.4%	156%	$267.7
Cullinan Pearl Corp.	Taiho Pharmaceutical Co., Ltd.	5/12/2022	6/23/2022	$405.0	II	19.4%	100%	$405.0
Forma Therapeutics Holdings, Inc.	Novo Nordisk A/S	9/1/2022	10/14/2022	$594.0	III	48.2%	40%	$238.8
iOX Therapeutics Ltd.	SalvaRx Ltd.	7/19/2022	7/19/2022	$160.2	I	12.4%	156%	$250.4
Modex Therapeutics, Inc.	OPKO Health, Inc.	5/9/2022	5/9/2022	$300.0	I	12.4%	156%	$468.8
Peak Bio Co. Ltd.	Ignyte Acquisition Corp.	4/28/2022	11/1/2022	$286.6	II	19.4%	100%	$286.6
Sierra Oncology, Inc.	GlaxoSmithKline Plc	4/13/2022	7/1/2022	$1,074.7	III	48.2%	40%	$432.0
TeneoTwo, Inc.	AstraZeneca PLC	7/5/2022	8/11/2022	$1,265.0	I	12.4%	156%	$1,976.6

Average				$532.1				$540.7
Median				$352.5				$345.8
75% Percentile				$714.1				$441.2
25% Percentile				$257.8				$263.4

Source: FactSet, CapitalIQ

*	Clinical phase of lead program

Benchmark estimated a range of enterprise values of Calidi using the average and median of the precedent transactions’ risk-adjusted enterprise values, which resulted in a range of $345.8 million to $540.7 million. The enterprise value range was then adjusted for Calidi’s currently estimated net debt and working capital deficit to estimate an equity value range for Calidi of $333.1 million to $528.0 million.

Summary

Based on Benchmark’s analysis of the Transactions and the estimated equity values of Calidi, and taking into account the remaining cash in trust at Closing, the PIPE Investment and transaction-related fees and expenses, the pro forma equity stake of non-redeeming FLAG public stockholders assuming no redemptions is estimated to be approximately 10.6%, which implies an estimated equity value attributable to FLAG’s public stockholders at the Closing of the Transactions of between approximately $10.6 and $14.6 per share, and the pro forma equity stake of non-redeeming FLAG public stockholders assuming 90% redemption is estimated to be approximately 1.2%, which implies an estimated equity value attributable to FLAG’s public stockholders at the Closing of the Transactions of between approximately $10.6 and $15.0 per share, compared to an estimated redemption value of $10.25 per share.

Benchmark has received fees of $150,000 to date and will receive $150,000 upon the earlier of (i) the closing of the Transactions or (ii) April 15, 2023, which is not contingent upon either the conclusion expressed in the

Benchmark Opinion or on the consummation of the Transactions. FLAG has also agreed to indemnify Benchmark against certain potential liabilities in connection with Benchmark’s services in rendering the Benchmark Opinion and to reimburse Benchmark for certain of its expenses, if any, incurred in connection with Benchmark’s engagement with FLAG. Over the last two years, Benchmark has not provided any other services to FLAG or Calidi for which Benchmark received compensation. Benchmark may seek to provide other financial advisory or investment banking services to FLAG and/or its affiliates and other participants in the Transactions in the future for which Benchmark may receive compensation, although as of the date of the Benchmark Opinion, there was no agreement to do so nor any mutual understanding that such services were contemplated. In the ordinary course of their businesses, Benchmark and its affiliates may have actively traded the equity or debt securities of FLAG and may continue to actively trade such equity or debt securities for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Recommendation of the FLAG Board

After careful consideration of the matters described above, the FLAG Board determined unanimously that each of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the director election proposal, the NYSE American Proposal, and the Adjournment Proposal, if presented, is fair to and in the best interests of FLAG and FLAG Stockholders. The FLAG Board has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” each of these Proposals.

Satisfaction of the 80% Test

It is a requirement under FLAG’s Current Charter that any business acquired by FLAG have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions at the time of the execution of a definitive agreement for the Business Combination). The parties to the Merger Agreement considered factors such as Calidi’s historical financial results, the future growth outlook and financial plan, as well as the Fairness Opinion provided by Benchmark. The FLAG Board determined that the consideration being paid in the Merger, which amount was negotiated at arm’s-length, was fair to, and in the best interests of, FLAG and FLAG Stockholders and appropriately reflected Calidi’s value.

The FLAG Board believes that because of the financial skills and background of its officers and directors, it was qualified to conclude that the acquisition of Calidi met the 80% requirement. Based on the fact that the valuation ascribed to Calidi of $250,000,000 is in excess of the threshold of approximately $33,250,000, representing 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions), the FLAG Board determined that the fair market value of Calidi was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the FLAG Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that FLAG’s initial shareholders, directors and officers have interests in such proposals that are different from, or in addition to, those of FLAG Stockholders generally. In particular:

•

the fact that the Sponsor paid approximately $0.004 per share, or an aggregate of $20,025, for the founder shares initially held by the Sponsor (a portion of which have been transferred to the anchor investors pursuant to the terms of the Investment Agreements), which are shares of FLAG Class B Common Stock that will automatically convert into FLAG Class A Common Stock upon consummation of the Business Combination. The founder shares owned by the Sponsor will have a significantly higher value at the time of the Business Combination, if it is consummated. Based on the closing trading price of FLAG Class A Common Stock on [●], the aggregate value of the founder shares owned by the Sponsor as of the same date is approximately $[●] million. If FLAG does not consummate the Business Combination or another initial business combination within the completion window, and FLAG is therefore required to be liquidated, these shares would be worthless, as the founder shares are not entitled to participate in any redemption or liquidation of the Trust Account. If FLAG consummates the Business Combination, the Sponsor and its members can earn a positive rate of return on their investment, even if other FLAG stockholders experience a negative rate of return on their investment in the combined company;

•

the fact that each of FLAG’s directors, officers and operating partners is a member of a series of the Sponsor, a Delaware series limited liability company, and each individual has an indirect economic interest in the FLAG securities owned by the Sponsor through ownership of membership interests of a series of the Sponsor, even though they do not beneficially own such shares. Accordingly, by reason of the above and other interests referred to below, each such individual is incentivized to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate;

•

the fact that, as of the date hereof, the aggregate amount of capital that is at risk of loss if the Business Combination is not completed within the completion window (including securities held, loans extended, fees due and out-of-pocket expenses subject to reimbursement) is (i) $2,500,000 for the members of the Sponsor who are not Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity) and (ii) $1,656,000 for the Insiders (indirectly through their interest in the Sponsor and directly in their individual capacity). Additionally, the Sponsor has agreed to use its FLAG Private Placement Warrants to incentive potential equity investors, pay expenses or reduce closing costs or other pre-Closing operating expenses, or otherwise forfeit such securities for no consideration, which it acquired for an aggregate purchase price of $3,675,000, upon the consummation of the Business Combination;

•

the fact that FLAG has issued promissory notes to certain directors of FLAG and members of the Sponsor (approximately $710,000 in the aggregate) for working capital purposes and to fund the payment of extension fees in connection with the Extension. FLAG is required to pay interest at a per annum rate of 50% to 100% of the loan amount evidenced by such notes, representing an aggregate amount of interest of $384,000 (assuming the Business Combination is consummated by June 15, 2023). Each of these notes is payable upon the consummation of FLAG’s initial business combination and if FLAG is unable to consummate the Business Combination or another business combination within the completion window, the Sponsor members and the Insiders who contributed such funds to FLAG will not be repaid such loaned amounts and interest, if applicable. Prior to entering into the promissory notes, FLAG sought financing from traditional debt sources but was unable to secure any funds on any terms given the state of the debt markets at the time. In particular, FLAG management sought financing from outside investors and members of the Sponsor who would be willing to invest in high risk, no collateral loans with no personal guarantees. FLAG management discussed with unaffiliated potential investors the market rate of interest and other terms for similar uncollateralized loans issued to SPACs prior to the announcement of an initial business combination. The rates that were offered to FLAG in these discussions ranged from per annum interest rates of 300% to 400% of the applicable loan amount for a 6 month term. Given the terms offered by these unaffiliated institutional investors and lenders, FLAG management and the FLAG Board discussed and mutually agreed to terms with certain directors of FLAG and members of the Sponsor that were more favorable to FLAG viz., a per annum rate of return of (i) 100% of the loan amount, in connection with loans made prior to the announcement of the Business Combination) and (ii) 50% of the loan amount, in connection with loans made following the announcement of the Business Combination. FLAG entered into the promissory notes on these terms as they were the best available to FLAG at the time;

•	the fact that the Sponsor paid $1.50 per FLAG Private Placement Warrant, or an aggregate of $3,675,000, for the FLAG Private Placement Warrants acquired by the Sponsor in a private placement simultaneous with the IPO. If FLAG consummates the Business Combination, the shares of FLAG Class A Common Stock to be received upon exercise of the FLAG Private Placement Warrants will be converted into shares of Common Stock of New Calidi. However, if FLAG does not consummate the Business Combination within the completion window, and FLAG is therefore required to be liquidated, these securities will be worthless. This provides further incentive to FLAG’s directors, officers and operating partners to complete an acquisition of a less favorable target company or on terms less favorable to FLAG Stockholders rather than to allow FLAG to liquidate;

•

the fact that if the Trust Account is liquidated, including in the event FLAG is unable to complete the Business Combination within the completion window, the Sponsor has agreed to indemnify FLAG to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share of FLAG Class A Common Stock, or such lesser amount per share as is in the Trust Account on the liquidation date, by the claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•

the fact that FLAG may not be able to reimburse its directors, officers and operating partners for expenses incurred by them related to investigating, negotiating and completing the Business Combination unless the Business Combination is consummated. [As of [●], 2023, there are [no]/[●] unpaid expenses reimbursable to the Insiders or operating partners at the Closing.] However, in the future, the Insiders and operating partners may incur additional expenses for which they expect to be reimbursed at the Closing of the Business Combination. There is no limit on the amount of out-of-pocket expenses reimbursable by FLAG. If FLAG fails to consummate the Business Combination within the completion window, the Insiders and operating partners will not have any claim against the Trust Account for reimbursement. Accordingly, FLAG may not be able to reimburse these expenses, if any, if the Business Combination is not completed by such date;

•

On September 9, 2021, the Sponsor and the Insiders entered into letter agreements, pursuant to which, among other things, the Insiders agreed to vote any shares of FLAG capital stock held by them to approve a proposed business combination (including any proposals recommended by the Board in connection with such business combination) and not to redeem any shares of FLAG capital stock held by them in connection with such stockholder approval in order to induce FLAG and the IPO underwriter to enter into an underwriting agreement and to proceed with FLAG’s initial public offering;

•

The Sponsor, the Insiders and FLAG entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor and the Insiders agreed to vote any shares of FLAG capital stock held by them to approve the Business Combination and the other FLAG stockholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their FLAG securities in connection with the consummation of the Business Combination. Pursuant to the Sponsor Agreement, the Sponsor also agreed to make available all of its FLAG Private Placement Warrants and up to 653,951 of its founder shares to incentivize potential equity investors, pay expenses or reduce closing costs or other pre-Closing operating expenses or otherwise forfeit such securities for no consideration; and

•

Pursuant to the Registration Rights Agreement, the Sponsor and certain related parties will have customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Calidi Common Stock held by such parties following the consummation of the Business Combination.

Board of Directors Following the Business Combination

Upon consummation of the Business Combination, seven directors, six of whom will be designated by Calidi and one of whom will be designated by FLAG, will be elected to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors.

In connection with the Business Combination, Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng, James Schoeneck, Alfonso Zulueta and Thomas Vecchiolla have each been nominated to serve as directors of New Calidi upon completion of the Business Combination.

Please see the sections entitled “Proposal No. 6 — The New Board Proposal” and “Management After the Business Combination” for additional information.

Redemption Rights

Pursuant to FLAG’s Current Charter, holders of public shares may seek to redeem their shares for cash, regardless of whether they vote “FOR” or “AGAINST” the Business Combination Proposal. Any stockholder holding public shares as of the Record Date may demand that FLAG redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $[●] per share as of [●], 2023, the Record Date for the special meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, FLAG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares.

Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Sponsor and the Insiders will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to FLAG’s transfer agent prior to the vote at the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then FLAG’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, FLAG will promptly return any shares delivered by public holders. Additionally, if FLAG would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, FLAG will not be able to consummate the Business Combination.

The closing price of FLAG Class A Common Stock on [●], 2023, the Record Date for the special meeting, was $[●] per share. The cash held in the Trust Account on such date was approximately $[●] (approximately $[●] per public share). Prior to exercising redemption rights, stockholders should verify the market price of FLAG Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price.

FLAG cannot assure its stockholders that they will be able to sell their shares of FLAG Common Stock in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of FLAG Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to FLAG’s transfer agent prior to the vote at the special meeting, and the Business Combination is consummated.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination and (ii) that New Calidi issues 27,500,000 shares of New Calidi Common Stock to the Calidi Stockholders and reserves [●] shares of New Calidi Common Stock for potential future issuance upon the exercise of New Calidi Options. These figures do not reflect the issuance of certain term loans by Calidi and FLAG, respectively, which are expected to mature and be paid off at Closing. If the actual facts are different from these assumptions, then the amounts and shares outstanding after the Closing will be different and those changes could be material.

Sources		Uses
($ in millions)
Cash and investments held in trust account	43	Cash to balance sheet Transaction expenses(1)	34 9
FLAG Stockholders	275	FLAG Stockholders	275

Total sources	318	Total uses	318

(1)

Transaction expenses are comprised of FLAG’s legal fees of approximately $4.0 million, Calidi’s legal fees of approximately $1.2 million, D&O insurance expense, including tail policy, of approximately $800,000, Calidi’s capital markets advisory fee of $700,000, Benchmark’s fee in connection with the fairness opinion of $300,000 and administrative costs relating to SEC and state filing fees, financial printing fees and mailing and proxy solicitation of approximately $2.0 million.

Material U.S. Federal Income Tax Consequences of the Redemption to FLAG Stockholders

The following is a discussion of material U.S. federal income tax considerations for holders of shares of FLAG Common Stock that elect to have their FLAG Common Stock redeemed for cash if the Business Combination is completed. This discussion is based upon the Code, applicable Treasury Regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax (such as gift and estate taxes), are not addressed herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This discussion applies only to FLAG Common Stock that is held as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations thereunder (“Treasury Regulations”) (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to the holders or prospective holders of FLAG Common Stock in light of their personal circumstances, including any tax consequences arising under the Business Combination, the Medicare contribution tax on net investment income, or to such holders of FLAG Common Stock that are subject to special treatment under the Code, such as:

•	banks;

•	financial institutions;

•	real estate investment trusts and regulated investment companies;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and the investors therein);

•	tax-exempt organizations (including private foundations), pension funds or governmental organizations;

•	brokers or dealers in securities or currencies;

•	individual retirement and other deferred accounts;

•	insurance companies;

•	persons that receive FLAG Common Stock in connection with services provided;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	U.S. citizens or lawful permanent residents living abroad;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	Investors holding FLAG Common Stock in connection with a trade or business conducted outside of the U.S.;

•	holders owning or treated as owning 5% or more of FLAG Common Stock (except as described below);

•	grantor trusts;

•	“passive foreign investment companies,” referred to as “PFICs,” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons holding FLAG Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale transaction, or other integrated investment.

For purposes of this section, a U.S. holder is a beneficial owner of FLAG Common Stock who or which is any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this section, a Non-U.S. holder is a beneficial owner of FLAG Common Stock who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

If an entity treated as a partnership for U.S. federal income tax purposes holds FLAG Common Stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, the partners in a partnership that holds FLAG Common Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH A REDEMPTION PURSUANT TO THE EXERCISE OF THE REDEMPTION RIGHTS. THE U.S. FEDERAL INCOME TAX TREATMENT OF THE TRANSACTIONS DISCUSSED HEREIN TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF A REDEMPTION OF YOUR FLAG COMMON STOCK.

U.S. Federal Income Tax Consequences for FLAG Stockholders Exercising Redemption Rights

In the event that a holder’s shares of FLAG Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of FLAG Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of FLAG Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of FLAG Common Stock, a U.S. holder will be treated as described below under the section entitled “— U.S. holders — taxation of redemption treated as a sale of FLAG common stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. holders — taxation of redemption treated as a sale of FLAG Common Stock.” If the redemption does not qualify as a sale of shares of FLAG Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. holders — taxation of redemption treated as a distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. holders — taxation of redemption treated as a distribution.”

Whether a redemption of shares of FLAG Common Stock qualifies for sale treatment will depend largely on the total number of shares of FLAG Common Stock treated as held by the redeemed holder before and after the redemption relative to all shares of FLAG Common Stock outstanding both before and after the redemption. The redemption of FLAG Common Stock generally will be treated as a sale of FLAG Common Stock (rather than as a corporate distribution) if the redemption: (i) is “substantially disproportionate” with respect to the holder; (ii) results in a “complete termination” of the holder’s interest in FLAG; or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of FLAG Common Stock actually owned by the holder, but also shares of

FLAG Common Stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option (including, for this purpose, the FLAG Public Warrants).

In order to meet the substantially disproportionate test, the percentage of FLAG’s outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of FLAG Common Stock must, among other requirements, be less than 80% of the percentage of FLAG’s outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account Redemptions by other holders). There will be a complete termination of a holder’s interest if either (i) all of the shares of FLAG Common Stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of FLAG Common Stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of FLAG Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in FLAG. Whether the redemption will result in a “meaningful reduction” in a holder’s proportionate interest in FLAG will depend on the particular facts and circumstances.

However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of FLAG Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section entitled “— U.S. holders — taxation of redemption treated as a distribution,” and the tax effects to such Non-U.S. holder will be as described below under the section entitled “— Non-U.S. holders — taxation of redemption treated as a distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed FLAG Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or possibly in other stock constructively owned by it.

A holder of FLAG Common Stock should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. holders — taxation of redemption treated as a distribution

If the redemption of a U.S. holder’s shares of FLAG Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for FLAG Stockholders Exercising Redemption Rights,” such a corporate distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from FLAG’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of FLAG’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in their FLAG Common Stock. Any remaining excess distribution will be treated as gain recognized on the sale or other taxable disposition of the FLAG Common Stock and will be treated as described below under the section entitled “— U.S. holders — taxation of redemption treated as a sale of FLAG Common Stock.”

Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the FLAG Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a Redemption treated as a corporate distribution.

U.S. holders — taxation of redemption treated as a sale of FLAG Common Stock

If the redemption of a U.S. holder’s shares of FLAG Common Stock is treated as a sale, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for FLAG Stockholders Exercising Redemption Rights,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in their shares of FLAG Common Stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the FLAG Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the FLAG Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of FLAG Common Stock (shares of FLAG Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Non-U.S. holders — taxation of redemption treated as a distribution

If the redemption of a Non-U.S. holder’s shares of FLAG Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for FLAG Stockholders Exercising Redemption Rights,” such a distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of FLAG’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., FLAG will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions in excess of FLAG’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in the FLAG Common Stock redeemed. Any remaining excess distribution will be treated as gain recognized on the sale or other taxable disposition of the FLAG Common Stock and will be treated as described below under the section entitled “— Non-U.S. holders — taxation of redemption treated as a sale of FLAG Common Stock.”

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the U.S. of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Each Non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of a Redemption treated as a distribution, including with respect to potentially applicable income tax treaties that may provide for different rules.

Non-U.S. holders — taxation of redemption treated as a sale of FLAG Common Stock

If FLAG’s redemption of a Non-U.S. holder’s shares of FLAG Common Stock is treated as a sale, as discussed above under the section entitled “— U.S. Federal Income Tax Consequences for FLAG Stockholders Exercising Redemption Rights,” subject to the discussions of FATCA and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held FLAG Common Stock, and, in the case where shares of FLAG Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of FLAG Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of FLAG Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on certain amounts of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless FLAG Common Stock is regularly traded on an established securities market, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. There can be no assurance that FLAG Common Stock will be treated as regularly traded on an established securities market. However, FLAG believes that they are not and have not been at any time since its formation a U.S. real property holding company and we do not expect to be a U.S. real property holding corporation immediately after the Merger is completed.

FATCA withholding taxes

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of dividends on FLAG Common Stock, and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a disposition of FLAG Common Stock, in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the possible implications of FATCA.

The IRS released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of FLAG Common Stock. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of FLAG Common Stock, and the proceeds received on the sale, exchange or redemption of FLAG Common Stock effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to FLAG Common Stock and proceeds from the sale, exchange, redemption or other disposition of FLAG Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding.

Information returns may be filed with the IRS in connection with, and Non-U.S. holders may be subject to backup withholding on, amounts received in respect of their FLAG Common Stock, unless the Non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN- E or IRS Form W-8ECI, as applicable, or the Non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to FLAG Common Stock and proceeds from the sale of other disposition of FLAG Common Stock received in the U.S. by a Non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

THE CONCLUSIONS EXPRESSED ABOVE ARE BASED ON CURRENT LAW. FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THOSE CONCLUSIONS. THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REDEMPTION OF HOLDERS OF FLAG COMMON STOCK. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES.

Material Federal Income Tax Consequences Of The Business Combination To Holders Of Calidi Common Stock

The following is a discussion of material U.S. federal income tax considerations for holders of shares of Calidi Common Stock that exchange their Calidi Common Stock for FLAG Common Stock in the Business Combination. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable treasury regulations thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax (such as gift and estate taxes), are not addressed herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This discussion applies only to Calidi Common Stock that is held as a “capital asset” within the meaning of Section 1221 of the Code and Treasury Regulations (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to the holders or prospective holders of Calidi Common Stock in light of their personal circumstances, including any tax consequences arising under the Business Combination, the Medicare contribution tax on net investment income, or to such holders of Calidi Common Stock that are subject to special treatment under the Code, such as:

•	banks;

•	financial institutions;

•	real estate investment trusts and regulated investment companies;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and the investors therein);

•	tax-exempt organizations (including private foundations), pension funds or governmental organizations;

•	brokers or dealers in securities or currencies;

•	individual retirement and other deferred accounts;

•	insurance companies;

•	persons that receive Calidi Common Stock in connection with services provided;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	U.S. citizens or lawful permanent residents living abroad;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	Investors holding Calidi Common Stock in connection with a trade or business conducted outside of the U.S.;

•	holders owning or treated as owning 5% or more of Calidi Common Stock (except as described below);

•	grantor trusts;

•	“passive foreign investment companies,” referred to as “PFICs,” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons holding Calidi Common Stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale transaction, or other integrated investment.

For purposes of this section, a U.S. holder is a beneficial owner of Calidi Common Stock who or which is any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this section, a Non-U.S. holder is a beneficial owner of Calidi Common Stock who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

If an entity treated as a partnership for U.S. federal income tax purposes holds Calidi Common Stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, the partners in a partnership that holds Calidi Common Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Subject to the qualifications, assumptions, and limitations set forth herein and the U.S. federal income tax opinion filed as Exhibit 8.1 herewith, the following represents the opinion of Lewis Brisbois Bisgaard & Smith LLP, counsel to Calidi, with respect to the material U.S. federal income tax consequences of the Business Combination to U.S. Holders of Caldi common stock. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Business Combination could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Assuming the Business Combination is consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus, the Business Combination should qualify as a tax-free reorganization as to Calidi within the meaning of Section 368(a) of the Code, and the U.S. federal income tax consequences of the Business Combination can be summarized as follows.

Characterization of the Business Combination

Each of FLAG, Merger Sub, and Calidi intend, that, for U.S. federal income tax purposes, the Business Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, many requirements must be satisfied in order for the Business Combination to qualify as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations. There is a lack of guidance from the IRS as to the applicability of the “reorganization” provisions of the Code to transactions where a blank check company is a party. Accordingly, it is possible that the IRS or other tax authority will assert that the Business Combination is not treated as a reorganization under Section 368(a) of the Code. In addition, the closing of the Business Combination is not conditioned on its so qualifying, nor is it conditioned on our receipt of a tax opinion that it so qualifies.

In the Merger Agreement, each of FLAG, Merger Sub, and Calidi state that they intend the Business Combination to qualify as a reorganization within the meaning of Section 368(a) of the Code and adopted the

Merger Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. Consistent with the Merger Agreement, Calidi and FLAG intend to file their tax returns consistent with the Business Combination being treated as a reorganization pursuant to Section 368(a) of the Code. However, no representation is being made herein or in the Merger Agreement that the Business Combination is tax-free (whether pursuant to Section 368(a) of the Code or otherwise) to any party.

Pursuant to the Merger Agreement, FLAG will issue the Escalation Shares at the Closing to holders of Calidi Common Stock and place such shares into the Escalation Shares Escrow. Pursuant to the Merger Agreement, the parties intend that the Escalation Shares are to be treated as stock issued to holders of Calidi Common Stock in exchange for Calidi Common Stock in connection with the reorganization under Section 354 of the Code and, consequently, should not be treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. No assurance can be given that the IRS will not assert, or that a court would not sustain, the position that a portion of any Escalation Shares a holder of Calidi Common Stock receives pursuant to the Business Combination may be imputed interest taxable as ordinary income. If the Escalation Shares are not treated as issued to holders of Calidi Common Stock at the Closing, a portion of Escalation Shares released from the Escalation Shares Escrow upon the occurrence of any Escalation Achievement Date six months or more after the Closing will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. A holder’s basis in any such Escalation Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt, and the holder’s holding period in such Escalation Shares will begin on the day following the date of receipt. In addition, a Non-U.S. holder of Calidi Common Stock may be subject to U.S. federal income tax (and withholding with respect thereto) for any Escalation Shares treated as imputed interest. The remainder of this discussion assumes that the Escalation Shares will not be treated as imputed interest. Holders of Calidi Common Stock should consult, and rely solely upon, their tax advisors regarding the U.S. federal income tax consequences to them of receipt of the Escalation Shares.

Consequences of the Business Combination to Holders of Calidi Common Stock

With respect to holders of Calidi Common Stock who exchange their Calidi Common Stock for FLAG Common Stock and Escalation Shares pursuant to the Business Combination, the U.S. federal income tax consequences of the Business Combination generally will depend upon whether the Business Combination qualifies as a “reorganization” within the meaning of Section 368 of the Code. Assuming the Business Combination is consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus, the Business Combination should qualify as a tax-free reorganization as to Calidi within the meaning of Section 368(a) of the Code. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below. Because individual tax consequences may vary depending upon a taxpayer’s specific facts and circumstances, each holder of shares of Calidi Common Stock is urged to consult its tax advisor with respect to the particular tax consequences of the Business Combination to such holder.

Federal Income Tax Considerations if the Business Combination Qualifies as a Tax-Free Reorganization

If the Business Combination qualifies as a reorganization, holders of Calidi Common Stock generally should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Calidi Common Stock for FLAG Common Stock and Escalation Shares pursuant to the Business Combination. In that case, the aggregate adjusted tax basis of a holder in the FLAG Common Stock and Escalation Shares received in the Business Combination generally should equal the aggregate adjusted tax basis of Calidi Common Stock surrendered in exchange therefor, and the holder’s holding period for the FLAG Common Stock and Escalation Shares received in the exchange by such holder should include the holding period for the Calidi Common Stock surrendered in the exchange that were held by such holder.

Holders who hold different blocks of shares of Calidi Common Stock (generally, purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to holders who hold different blocks of stock.

Each U.S. holder of Calidi Common Stock who receives shares of FLAG Common Stock and Escalation Shares in the Business Combination is generally required to retain permanent records pertaining to the Business Combination and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, certain information reporting requirements may apply to U.S. holders of Calidi Common Stock who owned immediately before completion of the Business Combination at least 1% (by vote or value) of the total outstanding stock of Calidi, or Calidi “securities” (as specially defined for U.S. federal income tax purposes) the aggregate federal income tax basis of which was at least $1 million.

See the discussion above relative to the IRS asserting, or that a court would sustain, the position that a portion of any Escalation Shares a holder of Calidi Common Stock receives pursuant to the Business Combination may be imputed interest taxable as ordinary income.

Consequences to Holders of Calidi Common Stock if the Business Combination does not Qualify as a Reorganization

U.S. Holders

If the Business Combination fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. holder of Calidi Common Stock would recognize gain or loss upon the exchange of the holder’s shares of Calidi Common Stock for shares of FLAG Common Stock and Escalation Shares equal to the difference between the fair market value, at the time of the exchange, of the FLAG Common Stock and the fair market value, at the time of the exchange, the Escalation Shares received by such holder in the Business Combination (including any cash or property other than FLAG Common Stock and Escalation Shares received in the Business Combination) and such U.S. holder’s tax basis in the shares of Calidi Common Stock surrendered in the Business Combination. Such gain or loss would be long-term capital gain or loss if the Calidi Common Stock was held for more than one year at the time of the Business Combination. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate (up to a maximum rate of 20%). In addition, the aggregate tax basis of the shares of FLAG Common Stock and Escalation Shares received in the Business Combination by a U.S. holder of Calidi Common Stock would equal their fair market value at the time of the closing of the Business Combination, and the U.S. holder’s holding period of such shares of FLAG Common Stock and Escalation Shares would commence the day after the closing of the Business Combination. Under current law, the deductibility of capital losses is subject to limitations.

Non-U.S. Holders

If the Business Combination does not qualify as a reorganization under Section 368(a) of the Code, Non-U.S. holders of Calidi will not be subject to U.S. federal income tax in connection with the Business Combination except to the extent described below.

If gain recognized upon the exchange of the Non-U.S. holder’s shares of Calidi Common Stock for shares of FLAG Common Stock and Escalation Shares is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), such gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. holders. A Non-U.S. holder of Calidi Common Stock that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. In addition, if a Non-U.S. holder of Calidi Common Stock who is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the Business Combination and certain other requirements are met, gain recognized by such holder with respect to such holder’s Calidi Common Stock as a result of the Business Combination will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder of Calidi Common Stock (even though the individual is not considered a resident of the United States), provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Finally, if Calidi is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Business Combination or the period that the Non-U.S. holder held Calidi Common Stock, any gain recognized by such holder with respect to such holder’s Calidi Common Stock as a result of the Business Combination would generally be subject to tax at applicable U.S. federal income tax rates and a U.S. federal withholding tax could apply. However, Calidi believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and neither Calidi nor FLAG expects to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Payments of distributions on and the proceeds from a sale or other disposition of Calidi Common Stock will be subject to information reporting to the IRS and U.S. backup withholding on such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder or Non-U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of dividends on Calidi Common Stock, and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a disposition of Calidi Common Stock, in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the possible implications of FATCA.

The IRS released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Calidi Common Stock. In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

HOLDERS OF CALIDI COMMON STOCK SHOULD CONSULT, AND RELY SOLELY UPON, THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

Expected Accounting Treatment of the Transactions

We expect the Transactions to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, FLAG is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Calidi will represent a continuation of the financial statements of Calidi with the Transactions treated as the equivalent of Calidi issuing shares for the net assets of FLAG, accompanied by a recapitalization. The net assets of FLAG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Calidi in future reports of New Calidi.

Calidi is expected to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•	Calidi Stockholders will have a relative majority of the voting power of New Calidi;

•

The board of directors of New Calidi will have nine members consisting of seven members and two vacancies, and Calidi Stockholders will have the ability to nominate the majority of the members of the board of directors;

•	Calidi’s senior management will comprise the senior management roles of New Calidi and be responsible for the day-to-day operations;

•	New Calidi will assume the Calidi name; and

•	The intended strategy and operations of New Calidi will continue Calidi’s current strategy and operations.

We expect the FLAG Public Warrants and the Private Placement Warrants held by the Sponsor to remain liability classified instruments upon the Closing.

Regulatory Matters

Neither FLAG nor Calidi is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, except for (i) filings with Delaware necessary to effectuate the Merger, (ii) HSR and (iii) filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

At any time before or after consummation of the Transactions, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There is no assurance that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Vote Required

The approval of the Business Combination Proposal will require the affirmative vote of a majority of the votes cast by holders of FLAG’s outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, a FLAG stockholder’s failure to vote by proxy or to vote at the special meeting and broker-non votes with regard to the Business Combination Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the Business Combination Proposal. Additionally, the Business Combination will not be consummated if FLAG has less than $5,000,001 of net tangible assets after taking into account the holders of public shares that properly demanded that FLAG redeem their public shares for their pro rata share of the Trust Account.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Business Combination.

Recommendation of the FLAG Board

THE FLAG BOARD UNANIMOUSLY RECOMMENDS THAT THE FLAG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL

Overview

FLAG is asking its stockholders to approve the adoption of the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the FLAG Board, is necessary to adequately address the needs of New Calidi following the consummation of the Business Combination. The Proposed Charter and Proposed Bylaws will replace the Current Charter and Current Bylaws.

The following is a summary of the key changes effected by the Proposed Charter and Proposed Bylaws, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter and Proposed Bylaws, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively:

•	change the purpose of FLAG to engage in “any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware”;

•

provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding FLAG Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Charter related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors and officers, forum selection and amendments to the Proposed Charter;

•	change the name of FLAG to “Calidi Biotherapeutics, Inc.” and delete the provisions relating to FLAG’s status as a blank check company and retain the default of perpetual existence under the DGCL; and

•

change the authorized shares of all classes of capital stock to 331,000,000 shares, consisting of 312,000,000 shares of Voting Common Stock, 18,000,000 shares of Non-Voting Common Stock and 1,000,000 shares of preferred stock

Reasons for the Amendments

Each of these amendments was negotiated as part of the Business Combination. The FLAG Board’s reasons for proposing each of these key changes effected by the Proposed Charter and the Proposed Bylaws are set forth below.

•

Providing that the purpose of New Calidi is “to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.” The FLAG Board believes this change is appropriate to remove language applicable to a blank check company.

•

The supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the FLAG Board was cognizant of the potential for certain stockholders to hold a substantial portion of the beneficial ownership of New Calidi Common Stock following the Business Combination. The FLAG Board further believes that, going forward, a supermajority voting requirement encourages any person or group seeking control of New Calidi to negotiate with the New Calidi Board to reach terms that are appropriate for all stockholders.

•

Changing the name from “First Light Acquisition Group, Inc.” to “Calidi Biotherapeutics, Inc.” and deleting provisions specific to FLAG’s status as a blank check company. These revisions are desirable because they will serve no purpose following the Business Combination.

•

Changing the authorized shares of New Calidi Common Stock to include non-voting common stock. New Calidi is required to create non-voting common stock because the Escalation Shares to be issued into escrow at Closing will be non-voting while they are in the escrow account.

Vote Required

If the Business Combination Proposal is not approved, the Charter Proposal will not be presented at the special meeting. The approval of the Charter Proposal will require the affirmative vote of the holders of at least 65% of all then outstanding shares of the FLAG Common Stock. If a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the Charter Proposal will have the same effect as a vote “against” such proposal. Abstentions and broker-non-votes will count as a vote “against” the Charter Proposal.

Recommendation of the FLAG Board

THE BOARD RECOMMENDS THAT FLAG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE GOVERNANCE PROPOSAL

Overview

FLAG is asking its shareholders to vote on the governance provisions referred to below, which are included in the Proposed Charter. In accordance with SEC guidance, this proposal is being presented as separate sub-proposals to give stockholders the opportunity to present their separate views on important corporate governance provisions, and each sub-proposal will be voted upon on a nonbinding advisory basis.

In the judgment of the FLAG Board, these provisions are necessary to adequately address the needs of New Calidi and its stockholders following the consummation of the Business Combination. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, FLAG intends that the Proposed Charter and Proposed Bylaws, in the form set forth on Annex B and Annex C, respectively, will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal.

Proposal No. 3A: Change the Authorized Capital Stock

Description of Amendment

The amendment is intended to authorize the change in the authorized capital stock of FLAG from (i) 300,000,000 shares of FLAG Class A common stock, 30,000,000 shares of FLAG Class B common stock and 1,000,000 shares of preferred stock, each with par value $0.0001 per share, of FLAG to (ii) 312,000,000 shares of New Calidi Voting Common Stock, 18,000,000 shares of New Calidi Non-Voting Common Stock and 1,000,000 shares of New Calidi preferred stock.

Reasons for Amendment

The principal purpose of this proposal is to provide for an authorized capital structure of New Calidi that will enable it to continue as a company governed by the DGCL. New Calidi is required to issue non-voting common stock because the Escalation Shares to be issued into escrow at Closing will be non-voting while they are in the escrow account.

Proposal No. 3B: Change the Stockholder Vote Required to Amend the Certificate of Incorporation

Description of Amendment

The additional amendment would require that the affirmative vote of holders of at least 66 2/3% of the voting power of all then-outstanding New Calidi Common Stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend or repeal the Proposed Bylaws and the provisions in the Proposed Charter related to preferred stock, the board of directors, stockholders, limitation on liability and indemnification of directors and officers, forum selection and amendments to the Proposed Charter.

Reasons for Amendment

The amendment is intended to protect key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Proposal No. 3C: Removal of Directors

Description of Amendment

The Current Charter and Current Bylaws currently permit the holders of FLAG Class B common stock to remove directors prior to the consummation of a business combination. The Current Charter and Current Bylaws provide that following a business combination, the FLAG Stockholders could remove any director only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of FLAG entitled to vote generally in election of directors, voting together as a single class. In contrast, the Proposed Charter provides that New Calidi stockholders may remove directors from office but only for cause and only by the affirmative move of at least 66 2/3% of the voting power of the outstanding New Calidi Common Stock.

Reasons for the Amendment

The FLAG Board believes that increasing the percentage of voting power required to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic Change in Control of the New Calidi Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New Calidi Board, avoid costly takeover battles, reduce the New Calidi Board’s vulnerability to a hostile Change in Control and enhance the ability of the New Calidi Board to maximize shareholder value in connection with any unsolicited offer to acquire New Calidi. The amendment is also intended align the provisions of the Proposed Charter and Proposed Bylaws to other similarly situated public companies.

Proposal No. 3D: Action by Written Consent

Description of Amendment

The Current Charter currently permits FLAG Stockholders to approve matters by unanimous written consent. In contrast, the Proposed Charter provides that any action required or permitted to be taken by New Calidi Stockholders may be effected at a duly called annual or special meeting of such stockholders, and may not be taken by written consent.

Reasons for the Amendment

Under the Proposed Charter, New Calidi stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Proposed Charter and Proposed Bylaws outside of a duly called annual or special meeting of the stockholders. Further, the FLAG Board believes continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort the New Calidi Board and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions.

Vote Required

The approval of the Governance Proposal requires the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. If a valid quorum is established, a FLAG stockholder’s failure to vote by proxy or to vote at the special meeting, abstentions and broker non-votes with regard to the Governance Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Governance Proposal.

As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on FLAG, New Calidi or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, FLAG and New Calidi intend that the Proposed Charter and the Proposed Bylaws, in the forms set forth on Annex B and Annex C, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal.

Recommendation of the FLAG Board

THE BOARD RECOMMENDS THAT FLAG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL

Overview

Prior to the consummation of the Business Combination, the FLAG Board is expected to approve and adopt, subject to FLAG Stockholder approval, the 2023 Equity Incentive Plan, or the Incentive Plan. If the Incentive Plan is approved by the FLAG Stockholders, Calidi will be authorized to grant equity awards to eligible service providers following consummation of the Merger. The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex G. If the 2023 Incentive Plan is not approved by the FLAG Stockholders, it will not become effective. The 2023 Incentive Plan is described in more detail below.

Purpose of the Incentive Plan Proposal

The purpose of the Incentive Plan is to provide incentive to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of Calidi, and any Parent and Subsidiaries that exist now or in the future, by offering them an opportunity to participate in Calidi’s future performance through the grant of Awards (as defined in the Incentive Plan). FLAG believes that the Incentive Plan will be important in helping to attract and retain service providers of Calidi with exceptional qualifications.

Reasons for the Approval of the Incentive Plan Proposal

Shareholder approval of the Incentive Plan is necessary in order for Calidi to (a) meet the shareholder approval requirements of the NYSE American and (b) grant incentive stock options (“ISOs”), as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Shareholders are also being asked to approve an annual limitation on Incentive Plan awards paid to non-employee directors.

Consequences if the Incentive Plan Proposal is Not Approved

If the Incentive Plan is not approved by FLAG Stockholders, the Incentive Plan will not become effective and Calidi will not be able to grant equity awards under the Incentive Plan. FLAG believes that Calidi’s ability to recruit, retain and incentivize top talent will be adversely affected if the Incentive Plan is not approved.

Material Terms of the Incentive Plan

The material terms of the Incentive Plan, as currently contemplated by the FLAG Board, are summarized below. This summary, however, is not intended to be a complete description of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex G. To the extent there is a conflict between the terms of this summary and the Incentive Plan, the terms of the Incentive Plan will control.

Administration. The Incentive Plan is expected to be administered by Calidi’s compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by the board of directors of Calidi acting in place of the compensation committee (the “Incentive Plan Administrator”). Subject to the terms and conditions of the Incentive Plan, the compensation committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Incentive Plan, determine the number of shares of common stock or other consideration subject to awards, determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder, as well as to make all other determinations necessary or advisable for the administration of the Incentive Plan. The Incentive Plan provides that the Calidi Board or compensation committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, except, however, that awards granted to non-employee directors may only be established by Calidi’s Board.

Types of Awards. The Incentive Plan allows for the grant of incentive stock options, nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), other stock-based awards and other cash-based awards (collectively, the “Awards”) at the discretion of the Incentive Plan Administrator.

Share Reserve. Subject to Sections 2.6 and 21 in the Incentive Plan, the total number of shares of Common Stock (the “Shares”) reserved and available for grant and issuance pursuant to the Incentive Plan is                  (                ) Shares, which is equal to 10% of the issued and outstanding shares of Calidi determined as of immediately after the closing of the Merger (after giving effect to the Redemption or such lesser amount as determined by the Calidi Board at such time, in addition to shares subject to outstanding awards under the 2019 Equity Incentive Plan).

Lapsed or Returned Awards. If Shares are subject to issuance upon exercise of an option or SAR granted under the Incentive Plan but which cease to be subject to the option or SAR for any reason other than exercise of the option or SAR, are subject to Awards granted under the Incentive Plan that are forfeited or are repurchased by Calidi at the original issue price, are subject to Awards granted under Incentive Plan that otherwise terminate without such Shares being issued or are surrendered pursuant to an Exchange Program (as defined in the Incentive Plan), the Shares subject to such awards will again be available for issuance under the Incentive Plan. If options or stock appreciation rights granted under the Incentive Plan are exercised or RSUs are settled, only the number of shares actually issued upon exercise or settlement of such awards will reduce the number of shares available under the Incentive Plan. If an award is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Incentive Plan. Shares used to satisfy the tax withholding obligations related to an RSU or used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for grant and issuance in connection with subsequent Awards under this Plan. Shares that otherwise become available for grant and issuance due to the foregoing will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 in the Incentive Plan.

Shares issued under the Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the Incentive Plan.

Incentive Stock Option Limit. No more than [●] shares of Calidi’s Common Stock may be issued under the Incentive Plan upon the exercise of ISOs.

Annual Limitation on Compensation of Non-Employee Directors. Non-employee directors are eligible to receive any type of Award offered under this Plan except ISOs. The grant date fair value of awards granted to each non-employee director during any fiscal year of Calidi may not exceed [$750,000] (on a per-director basis). This limit is increased to [$1,000,000] in the fiscal year a non-employee director is initially appointed or elected to Calidi’s Board. A Non-employee director may elect to receive his or her annual retainer payments and/or meeting fees from Calidi in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Incentive Plan Administrator.

Eligibility. Employees (including officers), directors and consultants who render services to Calidi or a parent or subsidiary thereof (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. ISOs may only be granted to employees of Calidi or a parent or subsidiary thereof (whether now existing or subsequently established). As of and assuming closing of the Merger, approximately [●] persons (including [●] executive officers and [●] non-employee directors) would be eligible to participate in the Incentive Plan.

International Participation. The Incentive Plan Administrator has the authority to determine which subsidiaries of Calidi will be covered by the Incentive Plan, determine which individuals outside the United States are eligible to participate in the Incentive Plan, modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices, establish subplans and modify applicable grant terms and take any action that the Incentive Plan Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Repricing. The Incentive Plan Administrator has full authority to reprice options and stock appreciation rights (where such repricing is a reduction in the exercise price of outstanding options or SARs, the consent of the affected participants is not required provided written notice is provided to them) and to approve programs in which options and stock appreciation rights are exchanged for cash or other equity awards on terms the Incentive Plan Administrator determines, with the consent of the respective participants.

Stock Options. A stock option is the right to purchase a certain number of shares of stock at a fixed exercise price which, pursuant to the Incentive Plan, may not be less than 100% of the fair market value of Calidi Common Stock on the date of grant. Subject to limited exceptions, an option may have a term of up to 10 years and will generally expire sooner if the optionholder’s service terminates. Options will vest at the rate determined by the Incentive Plan Administrator. An option holder may pay the exercise price of an option in cash, or, with the Incentive Plan Administrator’s consent, with shares of stock the option holder already owns, with proceeds from an immediate sale of the option shares through a broker approved by the Incentive Plan Administrator, through a net exercise procedure or by any other method permitted by applicable law.

The Incentive Plan Administrator may grant ISOs or NSOs to eligible employees and shall further determine the number of Shares subject to the option, the exercise price of the option, the period during which the option may vest and be exercised, and all other terms and conditions of the option.

With respect to awards granted as ISOs, to the extent that the aggregate fair market value of Calidi Common Stock with respect to which such ISOs are exercisable for the first time by an option holder during any calendar year under all of Calidi’s stock plans exceeds one hundred thousand dollars ($100,000), such options will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Calidi’s total combined voting power or that of any parent or subsidiary of Calidi unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right provides the recipient with the right to the appreciation in a specified number of shares of stock. The Incentive Plan Administrator shall determine the terms of each SAR, including the number of Shares subject to the SAR, the exercise price, which may not be less than the fair market value of Calidi Common Stock on the date of grant, and exercise period, the consideration to be distributed on exercise and settlement of the SAR, and the effect of the termination of service on each SAR. Subject to limited exceptions, a stock appreciation right may have a term of up to 10 years and will generally expire sooner if the recipient’s service terminates. SARs will vest at the rate determined by the Incentive Plan Administrator. Upon exercise of a SAR, the recipient will receive an amount in cash, stock, or a combination of stock and cash determined by the Incentive Plan Administrator, equal to the excess of the fair market value of the shares being exercised over their exercise price.

Restricted Stock Awards. A restricted stock award is an offer by Calidi to sell to an eligible employee that are subject to restrictions. Shares of restricted stock may be issued under the Incentive Plan pursuant to a restricted stock award agreement, for such consideration as the Incentive Plan Administrator may determine, including cash, services rendered or to be rendered to Calidi or such other forms of consideration permitted under applicable law. The Incentive Plan Administrator in its discretion shall determine the number of shares that may be purchased, the purchase price (if any), the restrictions under which the Shares will be subject, and all other terms and conditions of the restricted stock award. Recipients of restricted stock generally have all of the rights of a shareholder with respect to those shares, including voting rights, however any dividends and other distributions on restricted stock will generally be subject to the same restrictions on transferability and forfeitability as the underlying shares.

Restricted Stock Units. A restricted stock unit is a right to receive a share, at no cost to the recipient, upon satisfaction of certain conditions, including vesting conditions, established by the Incentive Plan Administrator pursuant to a restricted stock unit agreement. RSUs vest at the rate determined by the Incentive Plan Administrator and any unvested RSUs will generally be forfeited upon termination of the recipient’s service, provided that no RSU will have a term longer than 10 years. If the RSU is being earned upon satisfaction of performance criteria, the Incentive Plan Administer shall determine the nature, length, and starting date for the RSU, select from among the performance criteria to be used to measure the performance, if any, and determine the number of Shares deemed subject to the RSU. Settlement of RSUs may be made in the form of cash, stock or a combination of cash and stock, as determined by the Incentive Plan Administrator in its sole discretion. Recipients of RSUs generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the Incentive Plan Administrator’s discretion and as set forth in the applicable restricted stock unit agreement, RSUs may provide for the right to dividend equivalents which will generally be subject to the same conditions and restrictions as the RSUs to which they pertain.

Changes to Capital Structure. In the event of certain changes in capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the Incentive Plan, the limit on the number of shares that may be issued under the Incentive Plan as ISOs, the number and kind of shares subject to each outstanding award and/or the exercise price of each outstanding award, subject to any required action by the Calidi Board or Calidi Stockholders and in compliance with applicable securities or other laws. No fractional shares shall be issued.

Corporate Transactions; Change in Control. If Calidi is party to a merger, consolidation or certain Change in Control transactions, each outstanding award will be treated as described in the definitive transaction agreement, which need not treat all outstanding awards in an identical manner, and, may include the continuation, assumption or substitution of an outstanding award, the cancellation of an outstanding award after an opportunity to exercise or the cancellation of an outstanding award in exchange for a payment equal to the value of the shares subject to such award less any applicable exercise price. In general, if an award held by a participant who remains in service at the effective time of a Change in Control transaction is not continued, assumed or substituted, then the award will vest in full. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute outstanding awards pursuant to a Corporate Transaction (as defined in the Incentive Plan), then the Incentive Plan Administrator will notify each participant that such participant’s award will, if exercisable, be exercisable for a period of time determined by the Incentive Plan Administrator in its sole discretion, and such award will terminate upon the expiration of such period.

Transferability of Awards. Unless the Incentive Plan Administrator determines otherwise, an award generally will not be transferable other than by beneficiary designation, a will or the laws of descent and distribution. The Incentive Plan Administrator may permit transfer of an award in a manner consistent with applicable law.

Amendment and Termination. The Incentive Plan Administrator may amend or terminate the Incentive Plan at any time. Any such amendment or termination will not affect outstanding awards. If not sooner terminated, the Incentive Plan will terminate automatically 10 years after its adoption by the FLAG Board. Shareholder approval is not required for any amendment of the Incentive Plan, unless required by applicable law, government regulation or exchange listing standards.

Certain Federal Income Tax Aspects of Awards Under the Incentive Plan

This is a brief summary of the U.S. federal income tax aspects of awards that may be made under the Incentive Plan based on existing U.S. federal income tax laws as of the date of this proxy statement/prospectus. This summary covers only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Incentive Plan should consult their own professional tax advisors concerning tax aspects of awards under the Incentive Plan. The discussion below concerning tax deductions that may become available to Calidi Biotherapeutics under U.S. federal tax law is not intended to imply that Calidi will necessarily obtain a tax benefit from those deductions. The tax consequences of awards under the Incentive Plan depend upon the type of award. Changes to tax laws following the date of this proxy statement/prospectus could alter the tax consequences described below.

Incentive Stock Options. No taxable income is recognized by an option holder upon the grant or vesting of an ISO, and no taxable income is recognized at the time an ISO is exercised unless the option holder is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income.

If the option holder holds the purchased shares for more than one year after the date the ISO was exercised and more than two years after the ISO was granted (the “required ISO holding periods”), then the optionholder will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the option holder disposes of the purchased shares before satisfying either of the required ISO holding periods, then the option holder will recognize ordinary income equal to the fair market value of the shares on the date the ISO was price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the option holder.

Nonqualified Stock Options. No taxable income is recognized by an option holder upon the grant or vesting of an NSO, provided the NSO does not have a readily ascertainable fair market value. If the NSO does not have a readily ascertainable fair market value, the option holder will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the option holder is an employee or former employee, the optionholder will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the option holder.

Stock Appreciation Rights. In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to income tax withholding. Upon resale of the shares acquired pursuant to a SAR, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Restricted Stock Awards. A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted Stock Unit. In general, no taxable income results upon the grant of an RSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU. Upon resale of the shares acquired pursuant to an RSU, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of Calidi’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income, plus premium interest.

Tax Treatment of Calidi Biotherapeutics. New Calidi will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Incentive Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Incentive Plan. Although the Incentive Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Incentive Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the shareholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that Calidi considers to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

Benefits to be received under the Incentive Plan are not determinable since they depend on awards to be established by the Incentive Plan Administrator.

Registration with the SEC

If the Incentive Plan is approved by FLAG Stockholders and becomes effective, FLAG intends to file a registration statement on Form S-8 registering the shares of Calidi Common Stock reserved for issuance under the Incentive Plan as soon as reasonably practicable after FLAG becomes eligible to use such form.

Vote Required

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal and the NYSE American Proposal. If any of those Proposals are not approved, we will not consummate the Business Combination.

The approval of the Incentive Plan Proposal requires an affirmative vote of the holders of a majority of the common stock who, being present and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

Recommendation of the FLAG Board with Respect to the Incentive Plan Proposal

THE FLAG BOARD RECOMMENDS THAT THE FLAG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL

Overview

In this Proposal No. 5, FLAG is asking our shareholders to approve Calidi 2023 Employee Stock Purchase Plan, substantially in the form attached to this proxy statement/prospectus as Annex H (the “2023 ESPP”). The FLAG Board will adopt the 2023 ESPP prior to the Meeting subject to FLAG Stockholder approval at the Meeting. If FLAG Stockholders approve this proposal, the 2023 ESPP will become effective on the consummation of the Business Combination. If the 2023 ESPP is not approved by FLAG Stockholders, it will not become effective. The 2023 ESPP is described in more detail below.

Description of the 2023 ESPP

The material features of the 2023 ESPP are described below. The following description of the 2023 ESPP is a summary only. This summary is not a complete statement of the 2023 ESPP and is qualified in its entirety by reference to the complete text of the 2023 ESPP, a copy of which is attached hereto as Annex H. FLAG Stockholders should refer to the 2023 ESPP for more complete and detailed information about the terms and conditions of the 2023 ESPP.

Purpose. The purpose of the 2023 ESPP is to provide a means by which eligible employees of Calidi and certain designated companies may be given an opportunity to purchase shares of New Calidi Common Stock following the closing of the Business Combination, to assist New Calidi in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for New Calidi’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. Calidi intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2023 ESPP or determined by Calidi board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. The maximum number of shares of New Calidi Common Stock that may be issued under the 2023 ESPP will be set by the New Calidi Board at a number that represents approximately 2.0% of New Calidi’s issued and outstanding Common Stock immediately after the closing of the Business Combination (after giving effect to the Redemption) or such lesser amount as determined by the Board at such time. Based on New Calidi’s anticipated Common Stock upon the closing of the Merger, this will be approximately [●] shares of New Calidi Common Stock, assuming no redemptions, or [●] shares of New Calidi Common Stock if all [●] public shares are redeemed. In any event, the number of shares of New Calidi Common Stock available for issuance under the 2023 ESPP upon it becoming effective will not exceed [●]. Shares subject to purchase rights granted under the 2023 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the 2023 ESPP.

Administration. New Calidi Board, or a duly authorized committee thereof, will administer the 2023 ESPP.

Limitations. New Calidi employees and the employees of any of its designated affiliates, will be eligible to participate in the 2023 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2023 ESPP, as determined by the administrator: (1) customary employment with Calidi or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with Calidi or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, New Calidi Board may also exclude from participation in the 2023 ESPP employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the FLAG stockholders, all the employees of New Calidi and its related corporations will be eligible to participate in the 2023 ESPP following the closing of the Business Combination. An employee may not be granted rights to purchase stock under the 2023 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of New Calidi capital stock or (b) to the extent that such rights would accrue at a rate that exceeds [$25,000] worth of New Calidi capital stock for each calendar year that the rights remain outstanding.

The 2023 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Calidi Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the 2023 ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of New Calidi Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of New Calidi Common Stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the 2023 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the 2023 ESPP.

Payroll Deductions. The 2023 ESPP permits participants to purchase shares of New Calidi Common Stock through payroll deductions of up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of New Calidi Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with New Calidi and its related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to New Calidi and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the plan administrator. Upon such withdrawal, New Calidi will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the 2023 ESPP.

Termination of Employment. A participant’s rights under any offering under the 2023 ESPP will terminate immediately if the participant either (i) is no longer employed by New Calidi or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, New Calidi will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or Change in Control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. New Calidi Board of directors has the authority to amend, suspend, or terminate the 2023 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of Calidi Stockholders. Any benefits privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The 2023 ESPP will remain in effect until terminated by New Calidi Board in accordance with the terms of the 2023 ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and Calidi with respect to participation in the 2023 ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of New Calidi Common Stock acquired under the 2023 ESPP. The 2023 ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the 2023 ESPP

Rights granted under the 423 Component of the 2023 ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of New Calidi Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of New Calidi Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by Calidi or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to Calidi by reason of the grant or exercise of rights under the 2023 ESPP. Calidi is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the 2023 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2023 ESPP. Therefore, FLAG cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required

The ESPP Proposal will be approved and adopted if the holders of a majority of the shares of FLAG Class A Common Stock represented in person, online or by proxy and voted thereon at the special meeting vote “FOR” the ESPP Proposal.

Recommendation of FLAG Board

THE FLAG BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE NEW BOARD PROPOSAL

Overview

Assuming the Business Combination Proposal, the NYSE American Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Proposal are approved at the special meeting, we are requesting that the holders of FLAG Class B Common Stock approve and adopt a proposal to elect seven directors to serve staggered terms on the New Calidi Board upon the consummation of the Business Combination until the first, second and third annual meetings of stockholders following the date of effectiveness of the Proposed Charter, as applicable, or until the election and qualification of their respective successors, or until their earlier resignation, removal or death.

We are proposing that Allan Camaisa, Heehyoung Lee, Scott Leftwich, George Ng, James Schoeneck, Alfonso Zulueta and Thomas Vecchiolla serve as directors of New Calidi upon completion of the Transaction.

We are proposing [●], [●] and [●] to serve as the Class I directors, [●] and [●] to serve as the Class II directors and [●] and [●] to serve as the Class III directors.

For more information on the experience of these director nominees, please see the section entitled “Management After the Business Combination.”

Vote Required

If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve.

Pursuant to the Current Charter, prior to the closing of FLAG’s initial business combination, only holders of FLAG Class B Common Stock shall have the exclusive right to elect and remove any director, and accordingly only holders of FLAG Class B Common Stock will be eligible to vote on the New Board Proposal.

Recommendation of the FLAG Board

THE FLAG BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 7 — THE NYSE AMERICAN PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the Merger Consideration to be issued to Calidi Stockholders in connection with the Merger, will consist of approximately 25,000,000 shares of New Calidi Common Stock, pursuant to the terms of the Merger Agreement, assuming no adjustments to the Merger Consideration. See the section entitled “Proposal No. 1 — The Business Combination Proposal — General — Merger Consideration.”

Why FLAG Needs Stockholder Approval

We are seeking stockholder approval in order to comply with the rules of the NYSE American Company Guide.

Under Section 712(b) of the NYSE American Company Guide, stockholder approval is required prior to the issuance of common stock, or of securities convertible into common stock, in which the sales, issuance or potential issuance is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into common stock. FLAG will issue shares representing 20% or more of the number of outstanding shares of FLAG Class A Common Stock and FLAG Class B Common Stock, pursuant to the Merger Agreement.

Under Section 713(b) of the NYSE American Company Guide, stockholder approval is required prior to the issuance or potential issuance of additional shares which will result in a change of control, including in connection with a reverse merger as defined in the NYSE American rules. The issuance of shares of New Calidi Common Stock pursuant to the Merger Agreement, including over 30% to Mr. Camaisa, assuming no redemptions of FLAG public stockholders, who will be the CEO and Chairman of New Calidi, may constitute a change of control.

Stockholder approval of the NYSE American Proposal is also a condition to the Closing under the Merger Agreement.

Vote Required

The approval of the NYSE American Proposal will require the affirmative vote of a majority of the votes cast by holders of FLAG’s outstanding shares of common stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the NYSE American Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the NYSE American Proposal.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the New Board Proposal and the NYSE American Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal or the NYSE American Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Recommendation of the FLAG Board

THE FLAG BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NYSE AMERICAN PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the FLAG Board to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the New Board Proposal or the NYSE American Proposal.

In no event will FLAG solicit proxies to adjourn the special meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law. In addition, FLAG’s Bylaws permit the chair of the special meeting to adjourn the special meeting, whether or not there is a quorum, to a later date, time, and place. Notice of such adjournment need not be given if the date, time, and place (or means of remote communication, if any) of the adjourned meeting are announced at the special meeting. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

In addition to an adjournment of the special meeting upon approval of the Adjournment Proposal, the FLAG Board is empowered under Delaware law to postpone the meeting at any time prior to the special meeting being called to order. In such event, FLAG will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Vote Required

The approval of the Adjournment Proposal will require the affirmative vote of a majority of the votes cast by holders of the outstanding shares of FLAG Common Stock represented at the special meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the special meeting. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals. Accordingly, if a valid quorum is established, a FLAG Stockholder’s failure to vote by proxy or to vote at the special meeting and broker non-votes with regard to the Adjournment Proposal will have no effect on such Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Adjournment Proposal.

Recommendation of the FLAG Board

THE FLAG BOARD UNANIMOUSLY RECOMMENDS THAT FLAG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO FLAG

References in this section to the “Company,” “our,” “us,” “FLAG” or “we” refer to First Light Acquisition Group, Inc.

Introduction

We are a blank check company formed on March 24, 2021 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The company has not commenced any operations. Prior to executing the Merger Agreement, all FLAG’s efforts related were limited to its formation, the IPO and its search for an initial business combination.

Initial Investment of Founder Shares

In April 2021, the Sponsor and Metric purchased an aggregate of 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.004 per share with (i) the Sponsor purchasing an aggregate of 4,605,750 founder shares for a purchase price of $20,025 and (ii) Metric purchasing an aggregate of 1,144,250 founder shares for a purchase price of $4,975. Prior to the initial investment in FLAG of $25,000 by our Sponsor and Metric, FLAG had no assets, tangible or intangible.

Initial Public Offering

On September 14, 2021, FLAG consummated its IPO, which, when combined with the exercise of the overallotment option by the IPO Underwriter and subsequent related private placements, generated net proceeds of $230,000,000. The securities offered were the following: (i) units, at an offering price of $10.00 per unit, each consisting of one share of FLAG Class A Common Stock and one-half of one redeemable warrant, (ii) shares of FLAG Class A Common Stock, and (iii) redeemable warrants, with each whole warrant exercisable for one share of FLAG Class A Common Stock at an exercise price of $11.50 per share. Initially, FLAG registered all classes of securities on the New York Stock Exchange. On November 17, 2022, FLAG transferred the listing of its securities to the NYSE American. In connection with the transfer, FLAG voluntarily delisted from the New York Stock Exchange.

Following the consummation of the IPO, $230,000,000 was deposited into the Trust Account with Continental Stock Transfer & Trust Company acting as Trustee. Except as described in the IPO Prospectus, the proceeds from the Trust Account will not be released until the earliest to occur of: (a) the consummation of the Business Combination (including the release of funds to pay any amounts due to any public stockholders who properly exercise their redemption rights in connection therewith), (b) the redemption of any public shares upon a stockholder vote to approve an amendment to the Current Charter that would modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated the Business Combination within the completion window, and (c) the redemption of public shares if we are unable to consummate the Business Combination within the completion window.

Fair Market Value of Target Business

So long as our securities are listed on the NYSE American, an initial business combination must occur with one or more target businesses that together have an aggregate fair market value equal to at least 80% of our assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). The FLAG Board determined that this test was met in connection with the proposed Business Combination with Calidi as described in the section titled “Proposal No. 1 — The Business Combination Proposal.”

Limitations on Redemptions

Our amended and restated certificate of incorporation provides that in no event will we redeem our public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the

Exchange Act), to be less than $5,000,001 upon consummation of our initial business combination and after payment of the underwriter’s fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). However, a greater net tangible asset or cash requirement may be contained in the agreement relating to our initial business combination. For example, the proposed Business Combination may require (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed Business Combination. In the event the aggregate cash consideration we would be required to pay for all shares of FLAG Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceeds the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, and all shares of FLAG Class A Common Stock submitted for redemption will be returned to the holders thereof.

Redemption of Public Shares and Liquidation If No Initial Business Combination

If we are unable to complete our initial business combination within the completion window (which currently expires on September 14, 2023), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, including franchise and income taxes (less up to $100,000 of such net interest released to us to pay dissolution expenses), divided by the total number of then outstanding public shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our Sponsor, officers, directors and Metric have entered into letter agreements with us, and the anchor investors have entered into investment agreements with us, in each case, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if we fail to complete our initial business combination within the completion window.

Costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will need to be funded from amounts remaining out of funds held outside the Trust Account. Absent additional funding, or accommodations by our creditors, the funds are insufficient to the extent that there is any interest accrued in the Trust Account not required to pay franchise and income taxes on interest income earned on the Trust Account balance, we may request the Trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Facilities

Our address is 11110 Sunset Hills Road #2278, Reston, VA 20190, and our telephone number is (202) 503-9255. The cost for our use of this location is included in the $10,000 per month fee that we have pay to our Sponsor for administrative support and services. We consider our current arrangements adequate for our current operations.

Human Capital/Employees

We currently have two officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that they will devote in any time period varies based on the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the consummation of our initial business combination.

Legal Proceedings.

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or any of our officers or directors in their corporate capacity.

Directors, Executive Officers and Corporate Governance.

Our current directors and executive officers are as follows:

Name	Age	Director Class	Position
Thomas A. Vecchiolla	67	III	Chief Executive Officer and Chairman
Michael J. Alber	65	—	Chief Financial Officer
Michael C. Ruettgers	80	I	Lead Independent Director
William J. Fallon	78	II	Independent Director
Jeanne C. Tisinger	61	II	Independent Director

Thomas A. Vecchiolla

Thomas A. Vecchiolla has served as a director and an operating partner of our company since September 2021 and our Chief Executive Officer since December 22, 2022. An aerospace and defense industry executive, Mr. Vecchiolla has over 40 years of experience in leadership, global sales and operations, organic and inorganic growth, global customer relationships, resource management, and organizational effectiveness. He is also a director of Gencor Industries, Inc., a manufacturer of heavy machinery. Prior to joining our company, he was most recently Chairman, Chief Executive Officer and President of ST since September 2018. Mr. Vecchiolla led the U.S. sector of Singapore Technologies Engineering Ltd on its increase in growth and profitability, which included restructuring, integration, shared service implementation, creating new business opportunities as well as acquisitions and divestures. He held a number of board positions including serving on ST’s Special Security Agreement board. He joined ST after establishing his own aerospace and defense consulting firm, Artisan Consulting, LLC, in September 2017. He was also associated with The Boston Consulting Group as a Senior Advisor.

Prior to September 2017, Mr. Vecchiolla was with the Raytheon Company, now Raytheon Technologies Corporation, (“Raytheon”) for over 15 years. As the President of Raytheon International, Inc., he led the expansion of international revenue and profitability as he was responsible for the establishment of several new international operating companies, as well as the company’s international strategy, sales, marketing, and world-wide customer relationships with 17 global offices. He led Raytheon’s engagement with U.S. departments of State, Commerce, and Defense as well as the National Security Council, with responsibility for Raytheon’s international revenue. He previously was a sector Vice President for Raytheon’s Integrated Defense Systems business. Prior to his employment with Raytheon, Mr. Vecchiolla was a Vice President with Commerce One, a leading e-government solutions provider.

During his public sector career, Mr. Vecchiolla served as the National Security and Military Affairs advisor for Senator Olympia Snowe, who held prominent roles on the Senate Armed Services, Commerce and Budget committees. In addition, he was a Brookings Institute Legislative Fellow on the staff of then Senator William S. Cohen, with responsibilities on national defense issues.

Mr. Vecchiolla had a distinguished career as a Naval Officer, and retired at the rank of Captain, U.S. Navy, after serving 22 years on active duty. Upon commissioning, Mr. Vecchiolla completed flight training and was designated as a Naval Aviator. During his years of service, he completed multiple operational assignments into the western Pacific, Indian Ocean and the Arabian Gulf and was Commanding Officer of a squadron in San Diego, CA. He held multiple roles in several assignments in the Pentagon and is certified as a Department of Defense Acquisition Professional.

Mr. Vecchiolla holds a Bachelor of Science from the U.S. Naval Academy and a Master of Science from the University of Southern California. He maintains his certifications as a general aviation pilot and is a “Wash100” award recipient.

Michael J. Alber

Michael J. Alber has been our Chief Financial Officer since March 2021. Mr. Alber has an extensive career spanning over 35 years in the areas of corporate finance, accounting, capital markets, treasury, risk allocation and mergers and acquisition. He currently serves as a board member (special security agreement) of AceInfo Tech (a subsidiary of Dovel Technologies) and has been on the board since December 2020. An accomplished financial professional, he was most recently the Chief Financial Officer and Executive Vice President of KeyW (NASDAQ: KEYW), from June 2016 until its sale to Jacobs (NYSE: J) in June 2019. During this period, he led several capital market transactions along with two strategically important M&A transactions, including the ultimate sale that resulted in an industry-leading sales multiple.

Mr. Alber served as a Principal with Growth Strategy Leaders, a business and financial consulting firm (specializing in M&A and due diligence support), from April 2015 to May 2016. From May 2012 to March 2015, Mr. Alber served as Chief Financial Officer and SVP at Engility Holdings, Inc. (NYSE: EGL) a $2.5 billion technology services and solutions provider to the U.S. government worldwide. During this period, he supported the company’s spin-out from L3 Technologies as a stand-alone publicly traded company. Also, during this period, he led the financial and capital markets activities related to two M&A transactions, including one that resulted in a change in control.

Prior to Engility, Mr. Alber held the position of Chief Financial Officer and Treasurer at Alion Science and Technology from 2007 to 2012. He has also held senior executive positions at SAIC (NYSE: SAIC) for 18 years, where he served as a Senior Vice President and Group Controller. Prior to SAIC, Mr. Alber was the Director of Finance at Network Solutions, Inc.

Mr. Alber received his Bachelor of Science degree from George Mason University in Business Administration with a concentration in finance and subsequently completed an Advance Management Program at Georgetown University’s McDonough School of Business.

Michael C. Ruettgers (Lead Independent Director)

Michael C. Ruettgers has served as our lead independent director since September 2021. Mr. Ruettgers has over 30 years of experience as a senior leader and board member for leading public and private technology companies. Mr. Ruettgers is the former Chairman and Special Advisor for EMC Corporation (“EMC”). EMC was one of the world leaders in products, services, and solutions for information storage and management. He joined EMC in 1988, and served as CEO from 1992 until January 2001, leading the company in a decade-long trajectory of accelerating profitable growth. During his tenure, EMC’s revenues grew from approximately $385 million in 1992 to approximately $8.8 billion in 2000 and he was named one of the “World’s Top 25 Executives” by BusinessWeek, one of the “Best CEOs in America” by Worth Magazine, and one of the “25 Most Powerful People in Networking” by Network World.

Mr. Ruettgers has been a frequent speaker at events globally, including the World Economic Forum, Harvard University Nieman Fellows seminars, the Park Distinguished Lecture at Cornell’s Johnson Graduate School of Management, and major IT industry conferences. He spent much of his early career with the Raytheon Company, where he played a key role in the Patriot Missile Program. In November 2002, Mr. Ruettgers was inducted into the CRN Industry Hall of Fame, joining a select group of the innovators, entrepreneurs, and leaders who have helped shape and expand the global IT industry. He is an active and former board member for several organizations, including the Raytheon Company, Keane, Inc., Perkin-Elmer, Inc., Gigamon Inc., Forcepoint, Crosscom, Wolfson Microelectronics, Virsec Systems Inc., Lumicell, Inc. and The Orvis Company, Inc. He is also a member of WGBH Boston’s public broadcasting scientific advisor board, serves as a director of the New England Chapter of National Association of Corporate Directors, and is an advisor to Boston’s Museum of Fine Arts. Mr. Ruettgers holds a Bachelor of Science from Idaho State University and a Master of Business Administration from Harvard Business School.

Admiral William J. Fallon (Independent Director)

Admiral William J. Fallon has served as an independent director on our board of directors since September 2021. Admiral Fallon retired from the U.S. Navy in 2008 after a distinguished 40-year career of military and strategic leadership. He has led U.S. and allied forces in eight separate commands and played a leadership role in military and diplomatic matters at the highest levels of the U.S. government.

As head of U.S. Central Command, Admiral Fallon directed all U.S. military operations in the Middle East, Central Asia and the Horn of Africa, focusing on combat efforts in Iraq and Afghanistan. He led the U.S. Pacific Command for two years, directing political-military activities in the Asia-Pacific region. His achievements include a resumption of military engagement with China, new outreach to India, a new agreement on a strategic framework with Japan, and humanitarian assistance to the victims of the 2004 Tsunami in Southeast Asia. He also served as the Presidential Envoy to Japan, handling bi-lateral relations after the collision of a U.S. submarine and a Japanese fishing vessel.

On September 11, 2001, Admiral Fallon was serving in the Pentagon as Vice Chief of the Navy. He personally directed the recovery of the Navy staff in the wake of the attack and led in the planning of the retaliatory attacks on Al Qaeda and Taliban forces in Afghanistan. He later commanded the U.S. Atlantic Fleet and U.S. Fleet Forces Command, with responsibility for the readiness of U.S. Naval forces worldwide.

Admiral Fallon began his Navy career as a combat aviator flying from an aircraft carrier during the Vietnam War and participated in many vital U.S. military operations during the Cold War. He led a Carrier Air Wing in combat during the Gulf War of 1991, and commanded a Navy Battle Group and the U.S. 6th Fleet Battle Force during NATO military operations in Bosnia.

Admiral Fallon was a Robert E. Wilhelm Fellow at the Massachusetts Institute of Technology, Center for International Studies. He serves on the Global Affairs Advisory Board of Occidental College and the Advisory Board of the Institute for the Study of Diplomacy at Georgetown University. He is a graduate of Villanova University, the U.S. Naval War College, the National War College, and has a Master of Arts in International Studies from Old Dominion University.

Admiral Fallon is Vice Chairman of the Board of GoSecure, a company in the cyber security business, serves on the board of FastData.io, is a partner in Tilwell Petroleum, LLC, and Global Alliance Advisors, LLC, a Washington based consulting group, is an advisor to several other businesses and is a Senior Fellow at the Center for Naval Analyses. He has been a member of an Experts Panel to the Congressional Commission on the Strategic Posture of the U.S. and served as Co-Chair of the Center for Strategic and International Studies Commission on Smart Global Health Policy and Co-Chair of the National Association of Corporate Directors 2009 Blue Ribbon Commission on Risk Management. He is a member of the Council on Foreign Relations and the Board of the American Security Project.

Jeanne C. Tisinger (Independent Director)

Jeanne C. Tisinger has served as an independent director on our board of directors since September 2021. Ms. Tisinger has extensive experience delivering the enabling technology and business services for the Central Intelligence Agency’s (“CIA”) global operations. As former Deputy Director of CIA for Support (“DDS”) she reported to the Director of the CIA and was responsible for cyber/personnel/physical security, infrastructure, finance, supply chain management, real estate acquisition and management, medical, human resources, and associated information technology.

Prior to her role as DDS, Ms. Tisinger served as CIA’s Chief Information Officer, where she held worldwide responsibility for Enterprise Information Technology strategy, architecture development, infrastructure operations, software development, and service delivery. She drove enhancements to the CIA’s resiliency posture and significantly advanced inter- and intra-agency collaboration capabilities. She constructed and executed the CIA’s acquisition strategy for commercial cloud services, resulting in the partnership with Amazon to provide an Amazon Web Services cloud for the Top Security Intelligence Community (“IC”) Marketplace, while concurrently enhancing the IC’s cyber security posture.

Ms. Tisinger is currently a senior advisor for Mastercard’s executive leadership team. She also serves as a consultant on technology strategy, cyber defense, shared services and workforce inclusion for a variety of clients including financial services, technology solutions providers, energy, and national defense. Ms. Tisinger is an independent director for Axiom, which is designing and building the next generation of space suits for NASA as well as the first commercial replacement for the international space station. Ms. Tisinger is an independent director for Synack a crowd sourced company performing cyber security testing services and platform.

In addition, Ms. Tisinger serves as an independent director for Midwest Reliability Organization, which is an organization that oversees the mitigation of risks to the safety and security of North America’s bulk-power system, and for Satelles, Inc. (Chairman), which is a secure and resilient position, navigation and timing service that compliments and backs up the global positioning system operated by the U.S. Department of Defense. Ms. Tisinger also serves as a member of the board of advisors of Virginia Tech’s Hume Center for National Security and Technology and a member of the board of directors of the CIA Officers’ Memorial Foundation, which benefits the survivors of fallen CIA officers.

Ms. Tisinger was the recipient of the Presidential Meritorious Rank Award and the Presidential Distinguished Rank Award (reserved for the top 1% of Federal Senior Executives). Ms. Tisinger was named by Washingtonian magazine as a Top 100 Tech Titan for the National Capital Region, Information Week’s Top 25 Public CIO’s, and FedScoop’s top 10 Most Influential Women in Federal IT.

Number and terms of office of officers and directors

Our board of directors consists of four members. Holders of at least a majority of our founder shares have the exclusive right to elect and remove any of our directors prior to consummation of our initial business combination and the holders of our public shares will not have the right to vote on the election or removal of any director during such time. These provisions of our amended and restated certificate of incorporation that relate to the appointment and removal of directors prior to our initial business combination may only be amended by a resolution passed by holders of at least 90% of the outstanding common stock. Each of our directors holds office for a three-year term. Subject to any other special rights applicable to the stockholders, any vacancies on our board of directors may be filled by the affirmative vote of at least a majority of the remaining directors of our board (or, prior to our initial business combination, at least a majority of the holders of our founder shares).

Pursuant to the Registration and Stockholder Rights Agreement (the “Registration and Stockholder Rights Agreement”), our Sponsor, upon consummation of an initial business combination, will be entitled to nominate three individuals for election to our board of directors, given the Sponsor (and any of its permitted transferees) has held in the aggregate at least 50% of the number of founder shares held by it immediately prior to the closing of the IPO.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the board of directors.

Classified board of directors

Our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The term of the initial Class I directors shall expire at the first annual meeting of the stockholders; the term of the initial Class II directors shall expire at the second annual meeting of the stockholders; and the term of the initial Class III directors shall expire at the third annual meeting of the stockholders. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

NYSE American listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of William Fallon, Michael Ruettgers and Jeanne Tisinger is an “independent director” as defined in NYSE American listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.

Officer and director compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on September 10, 2021 (the date our securities first listed on the NYSE) through the earlier of consummation of our initial business combination and our liquidation, we have the option to pay an affiliate of our Sponsor a total of $10,000 per month for administrative support and services. Upon consummation of our initial business combination or our liquidation, we will cease paying these monthly fees. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis any payments that were made to our Sponsor, our officers and our directors, and any affiliates thereof. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to consummation of our initial business combination.

After the consummation of our initial business combination, members of the FLAG team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation or tender offer materials (as applicable) furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of the operating partners. It is unlikely the amount of such compensation will be known at the time of the proposed Business Combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of the FLAG team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence the FLAG team’s motivation in identifying or selecting a target business but we do not believe that the ability of the FLAG team to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the board of directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of the NYSE American and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE American require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger are members of our audit committee. Our board has determined that each of Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger is independent under the NYSE American listing standards and applicable SEC rules. Michael C. Ruettgers serves as chair of the audit committee. Under the NYSE American listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each member of the audit committee is financially literate and our board of directors has determined that Michael C. Ruettgers qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee. Such functions will include assisting our board of directors by overseeing the following matters:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our processes relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm; and

•	the performance of our internal audit function.

Compensation Committee

We have established a compensation committee of the board of directors. Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger serve as members of our compensation committee. Jeanne C. Tisinger serves as chair of the compensation committee. Under the NYSE American listing standards, we are required to have a compensation committee composed entirely of independent directors. Our Board has determined that each of Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger is independent.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee. Such functions include assisting our board of directors by overseeing the following matters:

•	determining and approving the compensation of our executive officers; and

•	reviewing and approving incentive compensation and equity compensation policies and program.

Notwithstanding the foregoing, as indicated above, other than the $10,000 per month administrative fee that we have the option to pay to an affiliate of our Sponsor and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, has been or will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and will be directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by the NYSE American and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more officers serving on our board of directors.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the board of directors. Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger serve as members of our nominating and corporate governance committee. William J. Fallon serves as chair of the nominating and corporate governance committee. Under the NYSE American listing standards, we are required to have a corporate governance and nominating committee composed entirely of independent directors. Our Board has determined that each of Michael C. Ruettgers, William J. Fallon and Jeanne C. Tisinger is independent.

We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

•

identifying and screening individuals qualified to serve as directors and recommending to our board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on our board of directors;

•	developing, recommending to our board of directors and reviewing our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of our board of directors, its committees, individual directors and management in our governance; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements for approval by our board of directors where appropriate.

Director Nominations

Our nominating and corporate governance committee recommends to the board of directors candidates for nomination for election at the annual meeting of the stockholders. Prior to our initial business combination, the board of directors will also consider director candidates recommended for nomination by holders of our founder shares during such times as they are seeking proposed nominees to stand for election at an annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. Stockholders are able to review a copy of the Code of Business Conduct and Ethics and charters for each of our committees by accessing our public filings at the SEC’s web site at www.sec.gov and on our website at https://firstlightacquisition.com/. The information included on our website is not incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only. We intend to disclose any amendments to or waivers of certain provisions of our Code of Business Conduct and Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities that are engaged in a similar business to which they have fiduciary or contractual duties. Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties.

Accordingly, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, and a potential target business may be presented to another entity prior to its presentation to us. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

FLAG’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the “Company,” “First Light Acquisition Group, Inc.,” “FLAG,” “our,” “us” or “we” refer to First Light Acquisition Group, Inc. in this section. The following discussion and analysis of FLAG’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company formed as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Our sponsors are First Light Acquisition Group, LLC and Metric Finance Holdings I, LLC, an affiliate of Guggenheim Securities, LLC.

The registration statement for our IPO was declared effective on September 9, 2021. On September 14, 2021, we consummated the IPO of 23,000,000 FLAG Units including the issuance of 3,000,000 FLAG Units as a result of the underwriter’s exercise of its over- allotment option, at $10.00 per FLAG Unit, generating gross proceeds of approximately $230 million, and incurring offering costs of approximately $22,517,064, consisting of $2,335,058 underwriter fees, $8,050,000 deferred underwriting commissions, $640,129 of actual offering costs, and $11,491,877 of excess fair value of founder shares.

Simultaneously with the closing of the IPO, we consummated the private placement to Sponsor and Metric of 3,397,155 FLAG Private Placement Warrants, at a price of $1.50 per FLAG Private Placement Warrant with our Sponsor, generating gross proceeds of approximately $5,095,733 million.

Following the closing of the IPO, the full exercise of the IPO underwriter’s over-allotment option and the sale of the FLAG Private Placement Warrants, an amount of $230 million ($10.00 per FLAG Unit) from the net proceeds of the sale of the FLAG Units in the IPO and the sale of the FLAG Private Placement Warrants was placed in the Trust Account located in the United States, which is and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation. On September 13, 2022, the Company’s stockholders approved the proposal to extend the date by which the Company must consummate the Business Combination transaction from September 14, 2022 (the date which was 12 months from the Closing Date of the Company’s IPO of units) to December 14, 2022 (or up to September 14, 2023 if we were to exercise the three-month extensions available to us pursuant to our amended and restated certificate of incorporation, of which one extension remains unexercised) (the “Charter Amendment Proposal”). In connection with the Charter Amendment Proposal, stockholders elected to redeem 18,871,976 shares of common stock. We have until September 14, 2023 to consummate the Business Combination (assuming we were to exercise the three-month extensions available to us pursuant to our amended and restated certificate of incorporation, of which one extension remains unexercised). However, if we have not completed the Business Combination within the completion window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish the rights of the public shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining public shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Results of Operations

Our entire activity from inception through March 31, 2023 relates to our formation, the IPO and, since the closing of the IPO, a search for a business combination candidate. We will not be generating any operating revenues until the Closing and completion of our Business Combination at the earliest.

For the three months ended March 31, 2023, we had net loss of approximately $2.2 million, which consisted of $2.1 million in operating costs, a $0.6 million loss on the change in the fair value of the forward purchase unit liability, a $0.1 million loss on the change in fair value of contingent interest liability, and a $0.1 million provision for income taxes, offset by a $0.1 million gain on the change in the fair value of warrant liability and $0.5 million earnings and unrealized gain on marketable securities held in the trust account.

For the three months ended March 31, 2022, we had net income of approximately $1.5 million, which consisted of $0.5 million in operating costs and a $0.1 million loss on the change in the fair value of the forward purchase unit liability, offset by a $2.1 million gain on the change in the fair value of warrant liability, interest income and unrealized gain on marketable securities held in the trust account.

For the year ended December 31, 2022, we had net income of approximately $3.5 million, which consisted of $4.7 million in general and administrative expenses, and a $0.3 million provision for income taxes, offset by a $6.7 million gain on the change in the fair value of warrant liability, $1.6 million earnings and unrealized gain on marketable securities held in the trust account and a $0.2 million gain on the change in fair value of the forward purchase liability.

For the period from March 24, 2021 (inception) through December 31, 2021, we had net income of approximately $3.4 million, which consisted of $1.8 million in general and administrative expenses and a $0.5 million loss on the change in the fair value of forward purchase units, offset by a $5.6 million gain on the change in the fair value of warrant liability and unrealized gains and interest income on marketable securities of less than $0.1 million.

Going Concern

As of March 31, 2023, the Company had $82,828 in operating cash and working capital deficit of $6,346,675.

The Company’s liquidity needs since September 14, 2021 had been satisfied through a payment from the Sponsor and Metric of $25,000 for FLAG Class B common stock, par value $0.0001 per share (see Note 5 to the financial statements included herein), the IPO and the issuance of the FLAG Private Placement Warrants. Additionally, the Company drew on an unsecured promissory note to pay certain offering costs and unsecured promissory notes to pay for the Company’s extension and working capital needs.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Although no formal agreement exists, the Sponsor is committed to extend working capital loans as needed. The Company cannot assure stockholders that its plans to consummate an initial Business Combination will be successful. In addition, management is currently evaluating the impact of the Russia-Ukraine war, rising interest rates and increased inflation and their macro-economic impact, and their effect on the Company’s financial position, results of its operations and/or search for a target company.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern one year from the date these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of March 31, 2023 other than an agreement for an optional payment to an affiliate of our sponsor a monthly fee of $10,000 for office space and administrative support to the Company. We began incurring these fees on September 13, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and the Company’s liquidation.

On September 13, 2022, the Company entered into promissory note agreements with the Sponsor and Metric (“Related Party Promissory Notes”) for an aggregate $490,000. The Related Party Promissory Notes are noninterest bearing and are payable on the earlier of the date on which a business combination is consummated or the date that the winding up of the Company is effective. As of March 31, 2023 and December 31, 2022, there is $490,000 outstanding under these agreements.

In November and December 2022, the Company entered into promissory note agreements with various parties (“Promissory Notes”) for an aggregate borrowing capacity of $990,000. The Promissory Notes include a zero interest bearing note, notes that accrue interest at a 50% rate per annum, and notes that have 100% interest payable upon the consummation of an initial Business Combination. The zero interest bearing notes and the notes that accrue interest at a 50% rate per annum are payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination or (ii) the date that the winding up of the Company is effective. The notes that have 100% interest payable upon consummation of an initial Business combination are due and payable upon the consummation of the Company’s initial Business Combination. As of March 31, 2023 and December 31, 2022, the Company has drawn down an aggregate of $990,000 and $767,500, respectively, on the Promissory Notes. As of March 31, 2023 and December 31, 2022, the Company accrued $73,158 and $7,719 interest related to the 50% per annum interest rate Promissory Notes, respectively, and $134,269 and $32,865 for the contingent interest embedded derivative liability related to the 100% interest rate Promissory Notes, respectively, payable upon consummation of an initial Business Combination. The contingent interest liability is treated as an issuance cost and is recorded against a debt discount. The Promissory Notes are recorded net of debt discount, with the debt discount being amortized into the Promissory Note balance through the maturity date.

The underwriter of the IPO is entitled to a deferred discount of $0.35 per FLAG Unit, or $8,050,000 in the aggregate. The deferred discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete the Business Combination, subject to the terms of the underwriting agreement. On December 6, 2022, the IPO underwriter waived its right to the deferred fee of $8,050,000 it was entitled to upon the consummation of the Business Combination. As such, the deferred underwriter fee payable has been reduced to zero as of December 31, 2022.

Commitments and Contingencies

Registration and Shareholder Rights

The holders of the founder shares and FLAG Private Placement Warrants (and any shares of Class A common stock issuable upon the exercise of the FLAG Private Placement Warrants) and warrants that may be issued upon conversion of the Company Loans (as defined in the financial statements included herein) and upon conversion of the founder shares will be entitled to registration rights pursuant to a registration rights and shareholder agreement dated September 9, 2021, requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter agreement

The Company granted the IPO underwriter a 45-day option from the date of the IPO to purchase up to 3,000,000 additional FLAG Units to cover over-allotments at the IPO price less the underwriting discount, which the underwriter has exercised. The IPO underwriter was entitled to a cash underwriting discount of $2,335,058 in the aggregate, paid on the closing of the IPO. In addition, the IPO underwriter will be entitled to a deferred fee of $0.35 per FLAG Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On December 6, 2022, the IPO underwriter waived its right to the deferred fee of $8,050,000 it was entitled to upon the consummation of the Business Combination. As such, the deferred underwriter fee payable has been reduced to zero as of December 31, 2022.

Amended and Restated Forward Purchase Agreement

In August 2021, the Company entered into an Amended and Restated Forward Purchase Agreement with Franklin Strategic Series-Franklin Small Cap Growth Fund (the “Amended and Restated Forward Purchase Agreement”), a Delaware statutory trust (“Franklin”), whereby Franklin has agreed to purchase (subject to certain conditions set forth therein) 5,000,000 shares of Class A common stock plus 2,500,000 forward purchase warrants, exercisable to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $50,000,000, or $10.00 for one share of Class A common stock and one-half of one warrant, in a private placement to occur concurrently with the Closing of the initial Business Combination. The obligations under the Amended and Restated Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by the Company’s public stockholders.

Subject to certain conditions set forth in the Amended and Restated Forward Purchase Agreement, Franklin may transfer the rights and obligations under the Amended and Restated Forward Purchase Agreement, in whole or in part, to forward transferees, provided that upon such transfer the forward transferees assume the rights and obligations of Franklin under the Amended and Restated Forward Purchase Agreement. The proceeds from the sale of the FLAG Forward Purchase Securities may be used as part of the consideration to the sellers in the Company’s initial Business Combination, for expenses in connection with its initial Business Combination or for working capital in the post-transaction company. However, Franklin retains the right to purchase shares under the agreement at a later date.

In connection with the Business Combination with Calidi, Franklin is not obligated under its forward purchase agreement to purchase the forward purchase shares and has informed the Company that it has determined not to purchase such shares in connection with the consummation of the Business Combination.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting estimates:

Warrant Liability

The Company accounts for the 14,897,155 warrants issued in connection with the IPO and the FLAG Private Placement Warrants (collectively, the “Warrants”) as either equity-classified or liability-classified instruments based on an assessment of the Warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. The Warrants were determined to be liability-classified instruments which are measured at fair value with changes in the fair value at subsequent reporting dates recorded to the statement of operations. The Company transferred Public Warrants from a Level 3 financial measurement to a Level 1 measurement for the period from March 24, 2021 (inception) through December 31, 2021 as a result of the Public Warrants detaching from the FLAG Units and becoming separately tradable with quoted prices observable in active markets. The Company transferred FLAG Private Placement Warrants from a Level 3 measurement to a Level 2 measurement during the year ended December 31, 2022 as the valuation inputs are largely driven by the fair value of the Public Warrants for which quoted prices are observable in active markets.

Forward Purchase Units

The Company accounts for the 5,000,000 forward purchase units in accordance with ASC Topic 815 as a liability-classified instrument at fair value with changes in fair value at subsequent reporting dates recorded to the statement of operations. The forward purchase agreement is a plain vanilla forward contract with delivery of the FLAG Units and payment contingent on the consummation of an acquisition. The value per forward purchase unit is equal to the probability of an acquisition occurring, multiplied by the value of the unit at the initial public offering date, multiplied by (1 - exp(-rt)) where r is the risk-free rate of interest and t is the time to acquisition. The forward purchase units are classified as Level 3 measurements as of March 31, 2023 and December 31, 2022.

Contingent Interest Liability

The Company accounts for interest on promissory notes that are payable upon a successful business combination in accordance with ASC Topic 470, “Debt” and ASC 815. The contingent interest meets the criteria of an embedded derivative which requires bifurcation and separate accounting as a liability-classified instrument at fair value with changes in the fair value at subsequent reporting dates recorded to the statement of operations. The contingent interest liability is also treated as an issuance cost of the promissory notes and is recorded against a debt discount. The contingent interest liability is classified as a Level 3 measurement as of March 31, 2023 and December 31, 2022 as valuation inputs are largely driven by the timing and probability of a successful business combination.

Accrued Expenses

As of March 31, 2023 and December 31, 2022, the Company had accrued expenses of $4,802,627 and $3,219,620, respectively. The following table reflects the significant components of the Company’s accrued expenses as of March 31, 2023 and December 31, 2022. The main factors that contributed to the increase in accrued expenses during the year ended December 31, 2022 and the three months ended March 31, 2023, include (i) legal expenses incurred in connection with the amendment of the Company’s charter to extend the date by which the Company must complete its initial business combination, (ii) the search for and negotiation and execution of the Company’s initial business combination, (iii) fees incurred in connection with the preparation and filing of this proxy statement/prospectus and (iv) federal and state tax provision.

Accrued Expenses as of	March 31, 2023	December 31, 2022
Legal Fees	$4,035,000	$2,680,000
Federal Tax Provision	$412,462	$346,987
Financial Printer and Related Fees	$201,000	—
State of Delaware	$151,656	$103,031
The Benchmark Company	—	$75,000
Accountant/Audit Fees	—	$12,000
Transfer Agent Fees	$2,509	$2,602

Recent Accounting Pronouncements

Refer to Recent Accounting Pronouncements disclosure in Note 2. Summary of Significant Accounting Policies in the notes to the financial statements.

INFORMATION ABOUT CALIDI

Unless otherwise indicated or the context otherwise requires, references in this section to “Calidi,” “we,” “us,” “our” and other similar terms refer to Calidi Biotherapeutics, Inc. and its subsidiaries prior to the Business Combination, which will be the business of Calidi Biotherapeutics, Inc. and its consolidated subsidiaries after giving effect to the Business Combination.

BUSINESS OF CALIDI BIOTHERAPEUTICS

Overview

We are a clinical stage immuno-oncology company that is developing proprietary allogeneic stem cell-based platforms to potentiate and deliver oncolytic viruses (vaccinia virus and adenovirus) and, potentially, other molecules to cancer patients. We are currently developing two proprietary stem cell-based platforms designed to protect the oncolytic virus, whether natural or engineered, from neutralization by the patient’s immune defenses, allowing for greater infection of the tumor cells and leading to a potential improvement in the antitumor activity of oncolytic viruses over traditional “naked” oncolytic virus therapies. A “naked” virus means the virus is unprotected from the patient’s immune defenses — it has no relevance to engineering of the virus. Natural (unmodified virus) can be naked or protected. Similarly, engineered (modified virus) can be naked or protected.

Our Product candidates using allogeneic stem cells (stem cells derived from humans other than the patient) are being developed in order to:

•	Protect oncolytic viruses from neutralizing antibodies and complement inactivation and innate immune cell inactivation;

•	Enhance oncolytic viral amplification inside the allogeneic cells; and

•	Modify the tumor microenvironment (TME) to allow improvements in cell targeting and viral amplification at the tumor site.

We believe our allogeneic stem cell product candidates have competitive advantages over other product candidates using autologous stem cells (stem cells derived only from the individual patient) including the following:

•

Scale and patient compliance: Our allogeneic stem cell product candidates could be used to treat many patients upon FDA approval. In contrast, the autologous stem cell product candidates, if approved by the FDA, must be prepared and used the same day and only in a single patient. Also, with autologous stem cell product candidates, the patient would be subjected to a liposuction procedure, which has a potential to cause infection and other complications.

•

Reproducibility and potency: Our allogeneic stem cell product candidates are composed of cultured and expanded mesenchymal stem cells, having advantages of reproducibility with very minimal lot-to-lot variations.

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Dose accuracy: Every manufactured lot of our allogeneic stem cell product candidates will be released and characterized ensuring dose reproducibility of treatment among all patients. In contrast, these important parameters could not be easily established and controlled in product candidates using autologous stem cells.

Oncolytic viral immunotherapy utilizes viruses that preferentially infect and replicate within cancer cells, resulting in both direct lysis of the tumor cells as well as activation of an antitumor immune response, while leaving normal, healthy cells unharmed. Oncolytic viruses may kill cancer cells by several mechanisms including virus replication-associated cell death (“oncolysis”), induction of tumor-specific T lymphocytes, induction of bystander cell killing and by viral induction of changes in tumor-associated vasculature. Currently, a number of oncolytic viruses are at various stages of clinical development. Thus far, all clinically tested oncolytic viruses have faced a number of obstacles. A major obstacle to this approach has been the rapid elimination of oncolytic virus by the patient’s immune system. Preclinical studies have demonstrated that the transient immunomodulatory properties of adipose-derived mesenchymal stem cells (“AD-MSC”) and the tumor-tropic nature of immortalized neural stem cells have the potential to potentiate the antitumor effects of oncolytic viruses regardless of the delivery mechanisms (intratumoral or intravenous). Our proprietary platform leverages allogeneic culture-expanded stem cells, which we believe has the potential to prevent viral elimination of an oncolytic virus payload by the patient’s immune system, and facilitate initial viral amplification and expansion at the tumor site.

Oncolytic viral lysis of tumor cells can result in immunological cell death (ICD), which has the ability to prime the patient’s immune system resulting in an antitumor immune response to antigenic tumor shedding, essentially creating a cancer vaccine-like response, in situ. This response may augment direct cytolytic activity of the oncolytic viral therapy. Upon ICD of cancer cells, several immune mediators may be released, including damage-associated molecular patterns (DAMPs), pathogen-associated molecular patterns (PAMPs), cytokines, and tumor-associated antigens (TAAs). These immune mediators help “recruit” a patient’s immune cells to the tumor microenvironment (TME), transforming an otherwise unrecognized or “cold” tumor into a recognized or an immunologically active “hot” tumor.

Our platform leverages allogeneic culture-expanded stem cells, combined with an oncolytic virus payload, which is designed to prevent the viral elimination by the patient’s immune system, and facilitates initial viral amplification and expansion at the tumor sites by protecting the oncolytic virus from immune neutralization. This process is accompanied by immunogenic cell death of cancer cells leading to improved induction of local antitumor immune response, which is then capable of targeting distal lesions though the abscopal effect. Therefore, we believe that the combination of improved cell-based delivery, direct cancer cell killing by the oncolytic viruses and induction of antitumor immunity may be responsible for the antitumor activity of this approach not only at the injected tumor site, but also at distant metastatic tumor sites.

As of the date of this proxy statement/prospectus, there is currently only one oncolytic virus therapy that has received marketing approval for the treatment of cancer. This product is T-VEC (Imlygic®), a modified herpes simplex virus (HSV) for the treatment of patients with melanoma.

Our Novel Oncolytic Virus Platform

NeuroNova™ Platform

Our novel NeuroNova™ Platform utilizes the immortalized neural stem cell bank HB1.F3.CD21 we procured from the City of Hope loaded with the engineered oncolytic adenovirus CRAd-S-pk7 we procured from Northwestern University (“Northwestern”). We are currently in the process of extending cell bank HB1.F3.CD21 at a commercial ready CMO. We have licensed from Northwestern the commercial rights to the use of de-identified data from the Northwestern investigator sponsored clinical trial using immortalized neural stem cells loaded with adenovirus CRAd-S-pk7 and we also have licensed the patents and other intellectual property rights for the commercial development of immortalized neural stem cells loaded with adenovirus CRAd-S-pk7 from the University of Chicago.

The oncolytic adenovirus, CRAd-S-pk7, was engineered by incorporating a survivin promoter to drive expression of the E1A gene, which is essential for viral replication, and modifying the Ad5 fiber protein through the incorporation of a poly-lysine sequence (pk7). These alterations enhanced tumor specificity and viral replication within glioma cells, which improved antitumor activity and increased survival in mouse and hamster models. The neural stem cell line HB1.F3.CD21 was generated from cells harvested from fetal tissue. The final product candidate, CLD-101, was created by incubating the CRAd-S-pk7 virus with neural stem cell line HB1.F3.CD21 using proprietary media and conditions.

The parent cell line HB1.F3.CD21, which is a component of the CRAd-S-pk7, has been used in four clinical studies: (i) A Pilot Feasibility Study of Oral 5-Fluorocytosine and Genetically Modified Neural Stem Cells Expressing E. coli Cytosine Deaminase for Treatment of Recurrent High-Grade Gliomas, (ii) A Phase 1 Study of

Cytosine Deaminase-Expressing Neural Stem Cells in Combination with Oral 5-Fluorocytosine and Leucovorin for the Treatment of Recurrent High-Grade Gliomas, (iii) A Phase 1 Study of Intracranially Administered Carboxylesterase-Expressing Neural Stem Cells in Combination with Intravenous Irinotecan for the Treatment of Recurrent High-Grade Gliomas, and (iv) A Phase 1 Study of Neural Stem Cell-Based Virotherapy in Combination With Standard Radiation and Chemotherapy for Newly Diagnosed High-Grade Glioma.

In a series of preclinical studies, the scientists at Northwestern observed stem cell-based delivery of the CRAd-S-pk7 virus to murine tumors and demonstrated an increase of median survival by 50% as compared with mice that were treated with the same oncolytic virus alone in experimental glioblastoma mouse models. Additionally, it was observed that intratumorally delivered HB1.F3.CD21 stem cells were capable of migrating throughout the brain to deliver the therapeutic payload of CRAd-S-pk7 to distal glioma metastasis. These findings warranted the translation of this therapeutic approach to the clinical setting.

We believe our use of allogeneic neural stem cells loaded with CRAd-S-pk7 oncolytic adenovirus in the design and execution of our anticipated clinical trials differs from other clinical trials utilizing oncolytic viruses that are administered “naked” intratumorally or systemically that face rapid elimination by the patient’s immune system.

SuperNova™ Platform

Our proprietary SuperNova™ Platform utilizes our own allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line, VP-001, loaded with a tumor selective “CAL1” oncolytic vaccinia virus strain that we currently procure from Genscript ProBio in China. We believe our SuperNova™ Platform is covered by four patent families: (i) Combination Immunotherapy Approach for Treatment of Cancer, (ii) Smallpox Vaccine for Cancer, (iii) Cell-Based Vehicles for Potentiation of Viral Therapy, and (iv) Enhanced Systems for Cell-Mediated Oncolytic Viral Therapy. See, Intellectual Property.

The CAL1 vaccinia virus is an unmodified virus belonging to the poxvirus family and is manufactured by propagating ACAM1000 clonal vaccine in CV-1 cells. ACAM1000 (manufactured in MRC-5 cells) is identical to ACAM2000 (manufactured in Vero cells). ACAM2000/CAL1 vaccinia virus genome carries key genomic alterations that explain its reduced virulence. Two main disrupted factors are immunomodulatory: (i) the tumor necrosis factor receptor, and (ii) the interferon α/ß binding protein. The FDA approved ACAM2000 as a vaccine for smallpox in August 2007, based on this strain’s reduced virulence and safety profile in preclinical animal studies and human clinical trials.

The CAL1 virus has the following advantages over other oncolytic viruses:

a) the virus is not a human pathogen — does not cause any known serious diseases in humans;

b) it has a short, well-characterized life cycle, spreading very rapidly from cell to cell;

c) it is highly cytolytic for a broad range of tumor cell types;

d) it has a large insertion carrying capacity (> 25 kb) for the expression of exogenous genes;

e) it has high genetic stability;

f) it is amenable to large scale production of high levels of infectious virus;

g) it remains in the cytoplasm and does not enter the host cell nucleus during the entire life cycle, and thus does not integrate into the host genome;

h) it has been used extensively over decades as a smallpox vaccine in millions of people with minimal and well documented side effects;

i) existing approved drugs (vaccinia immunoglobulin (VIG), TPOXX (tecovirimat), and cidofovir) are available to treat any potential vaccinia infections effectively; and

j) it has been well tolerated when administered by different routes: intravenous, intraperitoneal, intrapleural, and intratumorally to patients with advanced cancer.

Mesenchymal stem/stromal cells (MSCs) are stromal regenerative cells with mesenchyme origin during embryonic development and possess the ability to differentiate into osteoblasts, adipocytes, and chondrocytes. MSCs can be harvested from several adult tissue types, including bone marrow, umbilical cord, and adipose tissue and have the following key characteristics:

i) plastic adherence in standard culture conditions;

ii) surface marker expression of CD105, CD73 and CD90; and

iii) lack expression of CD45, CD34, CD14 or CD11b, CD79 or CD19 and HLA-DR.

Adipose tissue-derived MSCs (AD-MSC) have significant advantages over MSCs derived from other sources because they are obtained from a minimally invasive lipoaspiration procedure. The MSC concentration in adipose tissue is greater than all other tissues in the body and the MSC’s potency is maintained with the donor’s age, unlike bone marrow-derived MSCs. Significant numbers of AD-MSC can be obtained due to accessibility to the subcutaneous adipose tissue and the volume that can easily be extracted. It is well-documented that the AD-MSC has potent immune modulatory properties due to either direct release of immuno-modulatory factors or indirect effects through other immune cells. Significant anti-inflammatory effects of AD-MSC have been confirmed in many veterinary and human clinical studies.

In order to develop a clinically relevant oncolytic platform, CAL1 virus was loaded into allogeneic AD-MSC cells to generate CLD-201, which we intend to demonstrate through clinical trials is more resistant to humoral inactivation than naked virus, potentially leading to higher antitumor activity.

We believe our use of allogeneic adipose-derived mesenchymal stem cells loaded with CAL1 oncolytic virus in the design and execution of our anticipated clinical trials differs from other clinical trials utilizing oncolytic viruses that are administered “naked” intratumorally or systemically that face rapid elimination by the patient’s immune system.

First-in-human preclinical study of vaccinia virus ACAM2000/CAL1 delivered by autologous adipose stromal vascular fraction (SVF) cells.

The tolerability and toxicity of the ACAM2000 virus (equivalent to CAL1) was observed in a first-in-human clinical trial of vaccinia virus delivered by autologous adipose stromal vascular fraction (SVF) cells, in patients with advanced solid tumors or acute myeloid leukemia (AML).

In preclinical studies, we observed ACAM2000 virus (aka ACAM1000 or CAL1) as a very potent oncolytic virus, able to infect and kill multiple human cancer cell lines in vitro. However, we and others also observed that the human complement system could neutralize most of the viral particles after intravenous deployment. Consequently, we suggested that the viral particles taken up by autologous SVF stem cells may be protected from the patient’s immune system, thus allowing delivery of a greater amount of the loaded oncolytic virus to the tumor sites. In addition, SVF contains stem cells exhibiting a natural tropism towards tumor sites, which could theoretically be exploited to transport the viral payloads directly to the tumor sites. Therefore, a preclinical study was designed utilizing autologous SVF cells incubated with vaccinia virus (ACAM2000/SVF) in patients with advanced solid tumors or AML. This physician sponsored study was designed and completed prior to recent court decisions holding that the use of autologous adipose SVF cells in clinical studies require an IND issued by the FDA.

The tolerability and toxicity of ACAM2000/SVF administered to patients with advanced metastatic solid tumors or advanced AML observed in this preclinical study support our intention to apply for an IND from the FDA and to conduct a Phase I clinical trial thereafter using our CLD-201 product candidate that utilizes allogeneic adipose-derived mesenchymal stem cell (“AD-MSC”) line VP-001 loaded with tumor selective “CAL1” oncolytic vaccinia virus strain. We do not intend to develop a product candidate using autologous adipose SVF cells. However, two important aspects of this study will have clear clinical implications in future IND enabled clinical trials: (i) this is the first-in-human clinical study to observe the tolerability and toxicity of a TK-positive oncolytic vaccinia virus delivered by autologous AD-MSCs, and (ii) the administration of ACAM2000/SVF in severely immunocompromised patients with advanced cancer appeared to be well tolerated. In addition, by combining ACAM2000 and SVF as a delivery vehicle we observed evidence suggesting SVF cells may protect the virus from complement inactivation in the blood. No significant treatment-associated toxicities were observed in any of the 26 patients who received IV, IP and IT injections of ACAM2000 loaded onto freshly isolated SVF cells. Although not statistically significant due to small number of patients, several patients experienced significant tumor size reduction, especially when the ACAM2000/SVF treatment was combined with checkpoint inhibition. These early observations must be re-evaluated within a larger and more homogeneous cohort of patients to confirm the feasibility of this treatment approach. The results of this study have been published in the Journal of Translational Medicine in 2019.

Because clinical autologous approaches do not allow the development of an off-the-shelf standardized product candidates for treatment of cancer, we are focusing our development efforts on allogeneic therapies which we believe will allow the immediate treatment of patient without the need of extraction of fresh autologous adipose stem cells which may not be feasible in some cancer patient populations. Consequently, we are developing allogeneic cell-based product candidates, where we believe the virus can be protected from humoral immunity, significantly amplified, and potentiated inside the stem cells to minimize its clearance by the immune system.

Although we have not yet received FDA marketing approval for any of our product candidates, we are advancing a pipeline of “off-the-shelf” allogeneic cell product candidates in preclinical studies and clinical trials to determine whether our product candidates will: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the TME to allow tumor cell targeting and viral amplification at the tumor sites for an extended period of time.

As described in the diagram above, our most advanced product candidates include the following.

CLD-101 product for high grade glioma (“HGG”) (which we sometimes refer to as NeuroNova 1 or “NNV1” program as to the indication). CLD-101 is our product candidate utilizing our NeuroNova™ Platform targeting and indication of newly diagnosed HGG. Prior to our licensing agreement with Northwestern, an open-label, investigator sponsored, Phase 1, dose-escalation clinical trial for CLD-101 in patients with newly diagnosed high-grade gliomas was completed. This clinical trial demonstrated the toxicity tolerance in patients with newly diagnosed HGG where it was observed that CLD-101 was well tolerated. We plan to commence a Phase 1b/2 clinical trial in collaboration with Northwestern in the first half of 2024. The Phase 1b dose escalation lead in portion of this anticipated trial will explore the final dosing regimen for CLD-101, including the feasibility of repeated dosing.

CLD-101 product for Recurrent HGG (which we sometimes refer to as NeuroNova 2 or “NNV2” program as to the indication). We are conducting clinical studies on CLD-101 utilizing our NeuroNova™ Platform for the indication of recurring HGG using the same allogeneic neural stem cell bank and oncolytic adenovirus being used in our clinical trials for newly diagnosed HGG. We commenced a Phase 1 clinical trial for CLD-101 in this indication in June 2023 with the first patient dosed.

CLD-201 product for Advanced Solid Tumors (TNBC, Melanoma, and Head and Neck) (which we sometimes refer to as SuperNova 1 or “SNV1”). CLD-201 is our first internally developed pre-clinical product candidate utilizing our SuperNova™ Platform targeting the indication of Advanced Solid Tumors (TNBC, Melanoma, and Head and Neck). Based on our pre-clinical studies, we believe CLD-201 has therapeutic potential for the treatment of multiple solid tumors such as head and neck cancer, triple-negative breast cancer and melanoma. We have held a pre-IND meeting with FDA to discuss the filing of our IND application for the clinical development of CLD-201. We anticipate commencing a Phase 1 clinical trial for CLD-201 during the second half of 2024.

CLD-202 (SuperNova™ next generations) for Solid Tumors. We are currently engaged in early discovery research involving our SuperNova™ Platform targeting multiple types of solid tumors including metastatic solid tumors. Metastatic solid tumors involve cancer cells that break away from where they first formed (primary cancer) and travel through the blood or lymph system to form new tumors, known as metastatic tumors, in other parts of the body. A metastatic tumor is the same type of cancer as the primary cancer tumor. Our research is currently focused on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoint inhibitors, or other insertions, designed to increase the tumor specificity and oncolytic potency as well as allogeneic stem cells optimized for improved systemic antitumor immunity.

In addition to our pipeline product candidates, we are also engaged in discovery research for the following:

CLD-301 (AAA) for Multiple Indications. We are also currently engaged in early discovery research involving Adult Allogeneic Adipose-derived (“AAA”) stem cells for various indications and therapies. These AAA stem cells are theoretically multipotent, differentiating along the adipocyte, chondrocyte, myocity, neuronal, and osteoblast lineages, and may have the ability to serve in other capacities, such as providing hematopoietic support and gene transfer with potential applications for repair and regeneration of acute and chronically damaged tissues. Pre-clinical studies involving toxicity and efficacy will be needed before an IND application may be filed with the FDA.

Our Team

Our management team has significant experience in drug discovery, research and development, and licensing transactions, in addition to immuno-oncology. Highlights of our domain expertise are described below. For a complete list of our management team, please refer to the section entitled “Director, Officer, Executive Compensation and Corporate Governance of Calidi Prior To the Business Combination” in this proxy statement/prospectus.

Allan Camaisa serves as Chairman of the Board of Directors and has been our Chairman of the Board and CEO since February 2018. As Chairman and CEO, he has successfully led in excess of $30 million in capital fundraising and led four successful exits including ICON, Labcorp, PRA Health Sciences, Kratos and Equifax. He has been actively involved in recruiting key Board Members and leading MDs and PhDs to Calidi’s Scientific Advisory Board. Mr. Camaisa’s background includes leading our team in successful license negotiations with large pharmaceutical firms and signing a collaboration agreement with the National Institutes of Health. Previously, Mr. Camaisa was the CEO and Chairman of Parallel6, Inc., a digital mobile/cloud software platform for managing pharmaceutical patient clinical trials that engaged clinical trial participants and powered the enrollment, management, and retention of those participants on behalf of pharmaceutical organizations. Parallel6 was sold to PRA Health Sciences in 2017. Their clients included Sanofi, STSI/Genentech, Johnson & Johnson/Janssen, Abbott/Abbvie, PPD, PRA Health, Pfizer, Roche, and the NIH. In 2005, Mr. Camaisa founded Anakam, Inc., a software security company, focused on healthcare, which safeguarded digital medical records through a platform that delivered government-level multifactor authentication and security. Anakam sold a global license to the Veterans Administration (VA) to secure access to the VA’s primary patient portal called My HealtheVet. Other notable Anakam clients included the Center for Medicare and Medicaid, the Department of Homeland Security and several medical device companies, including Boston Scientific and EntraHealth. Anakam was recognized by the Inc.500 as one of the fastest growing companies in the U.S. and was acquired by Equifax in 2010. Prior to Anakam, Mr. Camaisa founded High Technology Solutions (HTS), a software systems integrator that he grew from two people to more than 500 employees and $50 million in revenue. HTS was recognized as an Inc.500 company three years in a row and was sold to Wireless Facilities, Inc. (now Kratos Defense) in 2004. Before entering into the private sector, Mr. Camaisa served eight years as a surface warfare officer in the United States Navy. He currently owns seven U.S. patents and has received numerous awards, including the Deloitte FAST 50, the Governor’s Small Business of the Year Award, and the Ernst and Young Regional Entrepreneur of the Year.

He also received awards from the San Diego Asian Business Association, Tech America, San Diego Business Journal and the U.S. Small Business Association, which honored him as Small Businessperson of the Year. He is a graduate of both the United States Naval Academy and the prestigious Owners Management Program at Harvard Business School.

Boris Minev, MD, is our President of Medical & Scientific Affairs. Dr. Minev is a highly accomplished physician-scientist with extensive industrial and academic experience in Immuno-Oncology, oncolytic viruses and stem cell biology and applications. He has a significant track record in tumor immunology and cancer vaccine development, having worked closely on the development of the first cancer vaccine to be approved by a regulatory body (Melacine). Dr. Minev also has extensive expertise in immunotherapy clinical trial designs, logistics, and regulatory issues. He has considerable supervision & management experience in industrial and academic settings and has excellent skills in biotech business development, communication, and collaboration skills. Previously he held a position as the Director of Immunotherapy and Translational Oncology at Genelux Corporation, where he directed several preclinical and translational projects on oncolytic virotherapy, immunotherapy, and nanotechnology. Dr. Minev is also an adjunct professor at the Moores UCSD Cancer Center. There, he served as Principal Investigator and Director, Laboratory of Tumor Immunology and Immunotherapy. For more than 15 years, his research has been focused on discovering new target antigens for cancer immunotherapy and the development of optimized cancer vaccines. Prior to that, Dr. Minev worked in Dr. Steven Rosenberg’s Tumor Immunology Section at the Surgery Branch of the National Cancer Institute. Dr. Minev is an Advisory Board Member of the European Society for Translational Medicine (EUSTM). He is a member of several biotechnology companies’ Scientific and Clinical Advisory Boards and has been an advisor for Amgen, Johnson & Johnson, Geron Corporation, McKinsey Consulting and Thomson Current Drugs, among others. He is the recipient of the European Association of Cancer Research Fellowship and the Fogarty International Fellowship. Dr. Minev received his MD degree from the School of Medicine in Sofia, Bulgaria.

Antonio F. Santidrian, Ph.D., has been our Senior Vice President and Global Head of Research and Development since September 2021. Dr. Santidrian joined us in 2015 as Associate Director. Dr. Santidrian is an accomplished scientist with over 21 years of experience in anti-cancer translational research. Dr. Santidrian has focused his scientific career on developing superior cancer drugs and on biological drugs to improve human health. He has extensive supervisory and management experience and excellent biotech business development, communication, and collaboration skills. From March 2008 to September 2015, Dr. Santidrian led translational studies at The Scripps Research Institute for several small molecule and biologic drugs to treat breast cancer metastasis. Dr. Santidrian worked closely on translational cancer studies for the development of ACADRA to treat Chronic lymphocytic leukemia (CLL) at university of Barcelona (Spain). Dr. Santidrian is the recipient of a fellowship from August Pi I Sunyer Foundation, the Ministry of Science and Education (Spain) and Susan G. Komen Breast cancer foundation. Dr. Santidrian received a degree in Pharmacy from University of Barcelona in 2001 and Ph.D. in biomedicine, specializing in anti-cancer therapies in 2006 from the University of Barcelona in Barcelona, Spain.

Amish Patel, Ph.D., has been our Vice President of Technical Operations since August 2022. Dr. Patel has over 18 years of global biopharma and biotech leadership experience, providing strategic guidance throughout the entire biologic product life cycle. Dr. Patel is responsible for critical oversight of Global Manufacturing, Quality, and Supply Chain to produce Clinical and Commercial therapies utilizing Calidi’s innovative cell-based delivery of oncolytic virus. Over the course of his career, he has led the development of over fifteen INDs, two commercial product approvals, and numerous PAS submissions. He was most recently the Senior Director of Product Development at Emergent BioSolutions (formerly PaxVax, Inc., prior to acquisition), where he successfully built and directed cross-functional teams working on numerous technology platforms. Dr. Patel has served on several in-license, out license, and mergers and acquisition deals. Dr. Patel’s work at Emergent included extensive experience with a wide range of biologics, including viral vectors, virus-like particles, nanoparticle formulations, and bacterial products. He served as an Operations excellence council member. Prior to Emergent, Dr. Patel led the technical development of oral insulin delivery technology at Ansun Biopharma and cell transplantation therapy for patients with diabetes at MicroIslet. He currently serves as a member of the UCI Customer Experience Advisory Board, and frequently gives back to the scientific community by participating in NIH review panels or authoring chapters in scientific book. Dr. Patel received Ph.D. in Engineering/Nanotechnology and MS in Chemical Engineering from Louisiana Tech University, Louisiana specializing in using nanotechnology tools for enzyme and DNA encapsulation and delivery funded by a NASA grant. He has Bachelors of Engineering in Chemical from Poona University, India.

David Sans, FAARM, Ph.D., MBA, was appointed Chief of Corporate Development in August 2022. Dr. Sans has over 20 years of experience in Drug Development, Business Development and Wall Street Healthcare Investment Banking. Dr. Sans started his career Novartis in Basel, Switzerland during the development of Imatinib, one of the first tyrosine kinase inhibitors and later approved in CML under the commercial name Gleevec®. Dr. Sans joined Pfizer as Sr. Director of Market Analytics supporting the development of Macugen® (Pegaptanib Sodium) and Rebif® (interferon beta-1a) for MS in collaboration with Serono in Geneva, Switzerland. Dr. Sans was appointed head of Business Development at ImClone Systems and led the negotiations with BMS for Cetuximab, later acquired by Eli Lilly and currently approved under the commercial name Erbitux® and the only Category 1 recommendation for combination therapy in the professional treatment guidelines for Head and Neck Cancer from the National Comprehensive Cancer Network® (NCCN®) for the indication of recurrent, unresectable, or metastatic disease (non-nasopharyngeal) that is incurable. Since 2008, Dr. Sans has been registered with FINRA, has completed over 100 transactions and raised over $10 B. Dr. Sans has a PhD in Chemical Engineering from Universtiat Ramon Lull in combination with ETH in Zurich, has an MBA in Business Law and holds a Board Certification in Regenerative Medicine from AABRM—The American Academy and Board of Regenerative Medicine.

Barbara Haertl, Ph.D., has been our Associate Vice President of Manufacturing since September 2021. Dr. Haertl is an experienced scientist who specializes in process development and manufacturing in the field of oncolytic viral therapy. Dr. Haertl has more than 12 years of industry experience that spans oncolytic virotherapy, translational oncology, and biological drug development. She joined our subsidiary StemVac GmbH in 2016 and has focused on Vaccinia virus-based process development and manufacturing activities for virus, cell, and combination products. Prior to joining StemVac GmbH, Dr. Haertl led translational product development studies for oncolytic virus cancer theranostics at Genelux GmbH — a clinical-stage oncolytic virus therapy company. Dr. Haertl received her Ph.D. in Virology on studying Adenovirus from the University of Regensburg, Department for Medical Microbiology and Hygiene, Germany.

Thomas Herrmann, Ph.D., is our Associate Vice President, Research and Development Process and Assay Development. Dr. Herrmann is a professional scientist with more than 16 years of experience in the development of cellular manufacturing processes and companion analytics. He holds a PhD in Biochemistry from the University of Wuerzburg, Germany. Dr. Herrmann joined StemVac GmbH in 2016 and has dedicated his scientific career to the research and engineering of manufacturing processes and assay development for oncolytic viruses, stem cells, and cellular combination products. Before joining StemVac GmbH, Dr. Herrmann specialized in the investigation of new recombinant oncolytic vaccinia viruses and radiotracers for application in molecular PET diagnostics of tumors at Genelux GmbH, a clinical-stage oncolytic virus therapy company. Prior to StemVac, Dr. Herrmann worked as group leader for the Department of Clinical Neurobiology at the University Clinics of Wuerzburg, contributing greatly to the field of therapeutic application for spinal muscular atrophy with lentiviral vectors.

Our Strategy

Our strategy is to pioneer next generation immunotherapies for the treatment of cancer by utilizing stem cell-based platforms for delivery and potentiation of oncolytic viruses as well as the use of allogeneic stem cells for treatment of non-cancer indications. We intend to achieve this strategy by:

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Continuing to advance our adipose stem cell platform. Our SuperNova™ platform is comprised of adipose-derived mesenchymal stem cells (“AD-MSC”) isolated from healthy adult donors. Our approach represents an economical and highly scalable process. We intend to utilize these cells as a “Trojan Horse”, shielding intracellularly loaded oncolytic vaccina virus for enhanced therapy of patients with solid tumors and hematologic malignancies. We believe that this approach to treating cancer may allow for potentially greater antitumor activity and lower toxicity when compared to existing modalities.

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Continuing to advance immortalized neural stem cells. Our NeuroNova™ platform is comprised of neural stem cells that are generated from cells harvested from fetal tissue. We utilize these cells by loading them with oncolytic adenovirus with the intention of treating patients who have newly diagnosed or recurrent high grade glioma (“HGG”) and in potentially other therapeutic indications. We believe that this approach to treating HGGs of the brain and spinal cord may allow for potentially greater antitumor activity and lower toxicity when compared to existing modalities.

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Collaborating with industry partners in pursuit of combination therapies. In addition to our monotherapy trials, we intend to explore combination therapy studies using our SuperNova™ and NeuroNova™ platforms in conjunction with certain other immuno-therapies that are already approved or under clinical development.

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Advancing clinical programs over the next 24 months. We anticipate advancing three clinical development programs over the next six-to-24 months, namely, i) CLD-101 in a Phase1b/Phase 2 clinical trial for the treatment of newly diagnosed HGG; ii) CLD-101 in a Phase 1 clinical trial in patients with recurrent HGG; and iii) an IND application filing with the FDA for CLD-201 and, pending the acceptance of our IND application, entering into a Phase 1 clinical trial in patients with metastatic unresectable melanoma, triple-negative breast cancer, and advanced metastatic head and neck squamous cell carcinoma.

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Continuing to pursue cost-efficient manufacturing. Manufacturing of allogeneic stem cell therapeutic candidates involves a series of complex steps. We believe an important element of our commercialization plans involves the efficient and scalable production of GMP-grade adipose, neuronal and other allogeneic stem cells.

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Pursuing opportunistically out-licensing of stem cell derived products. Our stem cell production capabilities enable us to selectively out-license our cell banked or cell derived products to third parties. We anticipate entering into one or more distribution relationships in order to pursue this opportunity.

Our Product Candidates

CLD-101 (NeuroNova™) for Newly Diagnosed High Grade Glioma (“HGG”).

CLD-101 is composed of the immortalized neural stem cell line HB1.F3.CD21 loaded with the engineered oncolytic adenovirus CRAd-S-pk7 (NSC- CRAd-S-pk7) for the treatment of high grade glioma (“HGG”). High-grade gliomas are the most common and lethal CNS tumors in adults. Despite aggressive treatment regimens that comprise neurosurgical resection, radiotherapy, and chemotherapy, median survival time in patients with newly diagnosed HGG ranges from 14 months to 21 months. The presence of aberrant chemoresistant and radioresistant glioma stem cells within the tumor tissue contributes to relapse and poor survival outcomes, whereby the median survival time upon tumor recurrence is typically nine to 11 months. As such, a targeted approach that selectively kills tumor cells and resistant glioma stem cells, without disrupting the delicate neural architecture of the surrounding brain is necessary for effective treatment. Oncolytic adenoviral therapy is a promising therapeutic approach in HGG owing to its direct viral oncolytic effects and its ability to elicit an anti-tumor immune response. Oncolytic viral therapies have also been observed to be well tolerated in prior clinical trials. Nevertheless, delivery of traditional oncolytic virus therapy has been a hurdle to use due to poor distribution and spread through the tumor mass after intratumoral injection or their limited abilities to effectively cross the blood — brain barrier after systemic administration. No approvals have been received to address HGG through either oncolytic or adenoviral therapy or oncolytic viral therapies.

Neural stem cells (NSCs) are multipotent progenitor cells present in the developing and adult CNS. Preclinical experiments have shown their inherent ability to cross the blood — brain barrier, distribute within the tumor bed, surround the tumor border, and migrate within the brain parenchyma to target glioma cells, allowing NSCs delivered either locally or peripherally to be used to target therapeutic molecules across the blood — brain barrier.

Northwestern University completed an open label, Phase 1, single ascending dose clinical trial that followed a 3 + 3 design. It was primarily done at the Northwestern Memorial Hospital (Chicago, IL, USA), with a secondary site at the City of Hope National Medical Center (Duarte, CA, USA). Between April 24, 2017, and November 13, 2019, 12 patients with newly diagnosed high-grade glioma were enrolled and confirmed through clinical and radiological evaluation. Pathological confirmation of HGG was made at the time of resection on frozen section by a neuropathologist before the CLD-101 injection. Diagnoses made through frozen section analysis were later confirmed through permanent section analysis. In the trial design, patients would receive standard chemoradiotherapy, and their tumors had to be accessible for CLD-101 injection. Eligible patients were aged 18 years or older and had a Karnofsky performance scale score of 70 or more. To be included, participants also had to have adequate organ and bone marrow function within 28 days before registration, as defined by an aspartate transaminase concentration less than three times the upper limit of normal, serum creatinine less than 2 mg/dL, platelets more than 100 000 per mm³, and white blood cells more than 3000 per mm³. Further baseline evaluations comprised panels for hematology, coagulation, and serum chemistry, a urinalysis with microscopy, an ECG, replication competent retrovirus testing, and viral shedding. Eligible participants were also able to undergo a brain MRI scan. Patients were excluded if the tumor invaded the ventricular system, received previous radiotherapy or other experimental therapy, or took immunosuppressive medications (other than corticosteroids) within 28 days of the surgical procedure. Patients with prior or ongoing liver disease (cirrhosis, or active hepatitis B or C virus infection) or known HIV infection were also excluded.

City of Hope National Medical Center provided the NSCs for the clinical trial. CRAd-S-pk7 was produced and loaded into NSCs at the University of Alabama at Birmingham Vector Production Facility (Birmingham, AL, USA), in accordance with current good manufacturing practice for phase 1 investigational drugs. Regulatory approvals were obtained from the Center for Biologics Evaluation and Research of the FDA and the local institutional research ethics committees (FDA IND 17365). The study was done in accordance with the Declaration of Helsinki and Good Clinical Practice guidelines. This trial was done in compliance with the Data Safety Monitoring Plan of the Robert H Lurie Comprehensive Cancer Center of Northwestern University (Chicago, IL, USA). A data safety monitoring board (DSMB) was instituted to review any complications arising from the proposed therapy before the enrolment of new patients. Additionally, the study abided by the safety reporting regulations, as set forth in the Code of Federal Regulations. All protocol amendments were approved by the trial sponsor and the DSMB. All participants provided written, informed consent.

Histopathological evaluation identified 11 (92%) of 12 patients with HGG and one (8%) with anaplastic astrocytoma. Two (17%) of 12 tumors harbored an IDH1 mutation. The MGMT gene promoter was methylated in three (25%) of 12 patients, including the two IDH1-mutated tumors. One (17%) of six patients taking the third dose (1·50 × 108 NSCs loading 1·875 × 10¹¹ viral particles) developed a grade 2 subdural fluid collection 22 days after surgery and product injection that was deemed possibly related to CLD-101 administration. Another patient (17%) of the six taking the third dose developed meningitis (grade 3) due to the inadvertent injection of CLD-101 into the ventricle. Cerebrospinal fluid trickled into the open ventricle, collection and subsequent analysis of which was consistent with viral meningitis. After hospitalization, the patient fully recovered. Subsequently, three additional patients were enrolled at the same dose without major toxicity and complications. This was the highest prespecified dose, a formal dose-limiting toxicity was not observed, and 1·50 × 108 NSCs loading 1·875 × 10¹¹ viral particles was recommended for a Phase 2 clinical trial.

During the Phase 1 clinical trial, most treatment-emergent adverse events were not related to CLD-101 and all were commonly observed toxicities of subsequent chemotherapy and radiotherapy. The most common grade 3 adverse events were decreased lymphocyte count (5 of 12 patients, or 42%), hypertension (5 of 12 patients, or 42%), and muscle weakness (4 of 12 patients, or 33%). Five severe adverse events were reported, including a thromboembolic event, encephalopathy, cerebral edema, muscle weakness, and meningitis. Only viral meningitis was probably related to CLD-101. All patients recovered fully from their adverse events, and there were no dropouts or deaths due to an adverse event.

After resection, residual evaluable tumor was present in nine (75%) of 12 patients. Assessment of best response showed that one (8%) of 12 patients had a partial response, one (8%) of 12 patients had pseudo-progression, and ten (83%) of 12 patients had stable disease. At database lock, ten (83%) of 12 patients had progressed, and nine (75%) of 12 patients had died. The median progression-free survival was 9·1 months. The median overall survival was 18·4 months. In the subset of patients with glioma containing an unmethylated MGMT promoter, median progression-free survival was 8·8 months, and median overall survival was 18·0 months. Of the three (25%) of 12 patients with tumors with methylated MGMT promoters, two patients were censored at last follow-up, and the one uncensored patient had progression-free survival of 24·2 months and overall survival of 36·4 months.

MRI, before and after the treatment regimen, showed a decrease in contrast enhancement and peritumoral hyperintensity around the resection cavity after therapy. Patients had a reduction in quality of life reported until the cessation of radiotherapy, after which they returned to near baseline levels. Post-hoc exploratory studies allowed the assessment of the immune response to CLD-101. Flow cytometric analysis revealed a spike in neutrophil and monocyte ratios at day 3 in doses 2 and 3. This peak diminished by day 14, when the number of lymphocytes tended to increase in doses 2 and 3. A direct comparison of the immune response between day 3 and day 14 showed a significant decrease in neutrophil and monocyte ratios at dose 2 and a significant increase in absolute lymphocyte count in both dose levels 2 and 3. Analysis of lymphocytic subsets showed an increase in CD8+ T cells in dose 3 at day 14. Pro-inflammatory cytokines — granzyme B, interferon-gamma, and tumor necrosis factor — were expressed regardless of tumor tissue depth. Additionally, CD8 and CD69 expression increased in sampled tumors after CLD-101 treatment. Anti-Ad5 neutralizing antibodies were detected in low titers 14 days after treatment at the first dose and within a week at higher doses. Analysis of circulating cytokine profiles in patients’ serum showed an initial decrease in concentrations of IL8, IL1Ra, IL12p70, IL13, and CCL22 7 days after surgery and product injection. This decrease was followed by an increase in concentrations up until day 14 for IL8, IL1Ra, IL6, IL13, and IL16, after which concentrations of these cytokines plateaued or decreased. Other cytokine concentrations, such as IL12p70, CXCL10, CCL17, and CCL22, continued to increase up to day 28. ELISpot assay showed antiviral immunity through the detection of hexon spots, which increased as the dose of CLD-101 increased; differences in hexon spots between doses could be visualized 7 days and 14 days after surgery and CLD-101 injection. 1 year later, antitumoral immunity could be detected in one (8%) of 12 patients that received CLD-101.

Viral traces of E1A and hexon and v-myc DNA, which is used to immortalize the NSCs, could not be detected at the site of injection or in other collected autopsy samples. In eight (67%) of 12 patients who underwent repeat surgical resections or autopsy, we sampled and compared tumor tissues before and after CLD-101 administration. Because the survivin promoter is incorporated within the virus and syndecan-1 is targeted by the viral capsid, tumor-specific marker staining of survivin and syndecan-1 showed a decrease in expression after CLD-101 treatment. Immunohistochemical (multiplex) staining showed an increase in CD8+ T cells, specifically at the tumor site, after CLD-101 injection. These findings were seen across samples from three (100%) of three patients whose tissues were selected for analysis, because more CD8+ T cells were seen at the recurred glioma lesion post CLD-101 injection. Quantitative analysis of staining results showed increased numbers of CD8+ T cells and higher expression of PD-1 after CLD-101 injection. Numbers of CD63+ cells and SOX2+ cells that express survivin decreased after treatment.

The trial’s primary endpoint was met as the addition of CLD-101 to resection and chemoradiotherapy was shown to be well tolerated and non-toxic. No dose-limiting toxicity was noted, and the highest preassigned dose was the maximum tolerated dose. Only one severe adverse event, viral meningitis (grade 3), in one patient was deemed to be probably related to the treatment. This adverse event was caused by unintended injection of the regimen into the lateral ventricle. The patient was adequately managed and recovered fully in the following days.

Immune studies suggested that CLD-101 initiates an immune response in patients with high-grade gliomas. Early immune responses showed an increase in inflammatory myeloid recruitment in high doses of CLD-101, followed by an increase in the number of circulating lymphocytes, especially CD8+ T cells, two weeks after surgery in dose 3. The CD8+ T cells in the tumor microenvironment (TME) were shown to be active and cytotoxic immune cells, owing to the increase in CD8+:CD4+ ratios, and the expression of the early activation marker CD69, which indicates recent activation and tissue infiltration. This inflammatory presentation conforms to the typified models of immune reactivity in humans and to other oncolytic adenovirus responses. These changes were not observed in the cohort that received the lowest dose of CLD-101, which might suggest that higher doses promote systemic immunity and might reflect better antitumoral immune responses. Moreover, the cytokine profile described in response to CLD-101 could help in following the immune-mediated response to therapy if confirmed in future, higher phase trials.

Limitations of the study include the fact that it is a single-arm, open-label study with no comparator group. Statistical evaluation of a Phase 1 trial has limitations in terms of patient expectations regarding activity. The observed survival benefit in comparison to historical controls could be due to early initiation of radiotherapy and temozolomide, more intensive care of the patients on trial, or institution-specific performance. One (8%) of 12 patients, with a right parietal-temporal tumor, received a temporal lobectomy, which is reported to improve survival outcomes. The validation of the survival outcomes and immune and histopathological findings, will require a phase 2/3 study with a larger cohort and a cell-labelling component. The clinical trial results were published in The Lancet Oncology on June 29, 2021.

CLD-101 (NeuroNova™) for Recurrent HGG.

We are also conducting clinical studies on CLD-101 utilizing our NeuroNova™ Platform for the indication of recurring HGG using the same allogeneic neural stem cell bank and oncolytic adenovirus being used in our clinical trials for newly diagnosed HGG discussed above. In partnership with City of Hope, we commenced a Phase 1 clinical trial with CLD-101 for recurring HGG in June 2023 with the first patient dosed. This program is supported by a grant from CIRM awarded to the City of Hope.

CLD-201 (SuperNova™) for Advanced Solid Tumors (TNBC, Melanoma, and Head and Neck).

CLD-201 is composed of CAL1 vaccinia virus (AKA ACAM1000 or ACAM2000) loaded into the allogeneic AD-MSC cell line VP-001 and is our first internally developed pre-clinical product candidate utilizing our SuperNova™ Platform targeting the indication of Advanced Solid Tumors (TNBC, Melanoma, and Head and

Neck). Based on our pre-clinical studies, we believe CLD-201 has therapeutic potential for the treatment of multiple solid tumors such as, head and neck cancer, triple-negative breast cancer and melanoma. We have held a pre-IND meeting with FDA to discuss the filing of our IND application for the clinical development of CLD-201. We anticipate commencing a Phase 1 clinical trial for CLD-201 during the second half of 2024.

In preclinical in vitro studies, we observed that the naked CAL1 virus was quickly inactivated in the presence of human serum, while CLD-201 retained the ability to kill tumor cells. In vivo studies demonstrated the ability of CLD-201 to induce direct tumor oncolysis and to modify the tumor microenvironment (TME), converting immunologically invisible or “cold” tumors into immunologically visible or “hot” tumors by reducing immunosuppressive populations such as Tregs (regulatory T cells) and simultaneously increasing tumor infiltration with CD4 and CD8 effector T cells, thus generating anti-tumor immunity in both the treated lesion and untreated distant tumors. Importantly, product candidate CLD-201 contains not only stem cells loaded with viral particles, but also immune modulatory cytokines produced by the stem cells as well as virally encoded proteins. Therefore, the TME may be modified immediately upon intra-tumoral injection to support viral amplification and oncolysis.

We anticipate our proposed Phase 1/2 trial will be an open label dose escalation safety, PK, and PD study of CLD-201 in adult patients with advanced metastatic solid tumors who have relapsed from or are refractory to standard therapy. In the Phase 1 dose escalation portion of the anticipated study, the toxicity and tolerability of CLD-201 will be determined. We also anticipate that the dose escalation portion of the Phase 1 trial will determine the recommended Phase 2 dose of CLD-201. The dose escalation cohorts are intended to be composed of patients with any of the selected three indications (metastatic/unresectable melanoma, TNBC and head & neck squamous cell head & neck carcinoma). In the Phase 1 dose expansion portion of this study, we anticipate 30 patients (metastatic/unresectable melanoma (N=10), TNBC (N =10) and squamous cell head & neck carcinoma (N=10) will be enrolled at the selected dose to assess clinical objective response rate (ORR)). In the Phase 2 portion of this study, we anticipate 50 patients with the best responding indication determined in the study will be treated with the CLD-201 dose identified in Phase 1 of this trial.

CLD-202 (SuperNova™) for Solid Tumors.

We are currently engaged in early discovery research involving our SuperNova™ Platform targeting solid tumors, including metastatic tumors. Metastatic solid tumors involve cancer cells that break away from where they first formed (primary cancer) and travel through the blood or lymph system to form new tumors, known as metastatic tumors, in other parts of the body. A metastatic tumor is the same type of cancer as the primary cancer tumor. Our research is currently focused on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoint inhibitors, or other insertions, designed to increase the tumor specificity and oncolytic potency as well as allogeneic stem cells with improved antitumor immunity.

Vaccinia virus has been used as a platform to express therapeutic genes in cancer cells to increase the therapeutic potential and precision of oncolytic viruses. However, the expression of those therapeutic proteins encoded by the virus might be limited in clinical settings due to the efficient viral clearance by the patient’s immune system. Using our proprietary SuperNova™ platform, we are endeavoring to make feasible the delivery of armed-oncolytic viruses to primary cancer cells encoded with therapeutic proteins capable of strongly inducing major changes in the tumor microenvironment resulting in a stronger anti-tumor immunity and abscopal effect that targets metastatic tumors. In our preclinical research, we are focused on encoding multiple immunomodulators in order to select our next product candidate anticipated to occur in 2023.

CLD-301 (AAA) for Multiple Indications.

We are also currently engaged in early discovery research involving Adult Allogeneic Adipose-derived (“AAA”) stem cells for various indications and therapies. These AAA stem cells are theoretically multipotent, differentiating along the adipocyte, chondrocyte, myocyte, neuronal, and osteoblast lineages, and may have the ability to serve in other capacities, such as providing hematopoietic support and gene transfer with potential applications for repair and regeneration of acute and chronically damaged tissues. Pre-clinical studies involving toxicity and efficacy will be needed before an IND application may be filed with the FDA.

We own eight allogeneic AAA stem cell banks at different stages of development. A new manufacturing protocol developed internally offers the potential to generate millions (1015) of doses of stem cells. Strategic manufacturing campaigns have the potential to maximize the use of one single donor for multiple indications, clinical development programs and commercialization products. One of our selected cell banks, VP-001, used to develop CLD-201, is also under clinical development in partnership with PSC, for a Covid-19 therapeutic candidate known as COVI-MSC.

During 2023, we intend to pursue collaborations and out-license opportunities for continued development of our AAA cell bank, VP-001, and our other AAA cell banks for non-cancer indications.

Competition

The development and commercialization of new product candidates is highly competitive. We face competition from major pharmaceutical, specialty pharmaceutical and biotechnology companies among others with respect to our NeuroNova™ and SuperNova™ product candidates and will face similar competition with respect to any product candidates that we may seek to develop or commercialize in the future. We compete in pharmaceutical, biotechnology and other related markets that develop immune-oncology therapies for the treatment of cancer. There are other companies working to develop viral immunotherapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. The large pharmaceutical and biotechnology companies that have commercialized and/or are developing immuno-oncology treatments for cancer include AstraZeneca, Bristol-Myers Squibb, Gilead Sciences, Inc., Merck & Co., Novartis, Pfizer and Genentech, Inc.

Some of the products and therapies developed by our competitors are based on scientific approaches that are the same as or similar to our approach, including with respect to the use of viral immunotherapy with oncolytic viruses. Other competitive products and therapies are based on entirely different approaches. We are aware that Oncorus, Inc., Replimune Group, Inc., Amgen Inc., ImmVira Co., Ltd., IconOVir Bio, Inc., Candel Therapeutics, Inc. and FerGene, Inc., among others, are developing viral immunotherapies that may have utility for the treatment of indications that we are targeting. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of the companies we compete against or may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in concentration of even more resources among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and enrolling subjects for our clinical trials and in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are more convenient or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, if required, the level of biosimilar or generic competition and the availability of reimbursement from government and other third-party payors.

Manufacturing

The manufacturing process of viruses and allogeneic cell product candidates involves a series of complex and precise steps. A critical component of our success in this area will be through our research collaboration with our subsidiary, StemVac. The StemVac team has decades of deep experience in process and assay development and optimization of virus and cell-based manufacturing of advanced therapeutic biological products. The services provided by StemVac are highly specialized to meet our needs in developing a cost- and time-effective program as compared to services provided by an outsourced entity. We are engaged in developing scalable processes for both upstream and downstream for oncolytic virus, stem cells and final products containing both oncolytic virus and cells. We believe our processes will have the potential to facilitate the generation of off-the-shelf allogeneic products.

We have assembled a management team with extensive experience in developing and manufacturing biological, viral and gene therapies. We have strong in-house process development capabilities for oncolytic viruses cell banks and combinatory products and are currently leveraging external CMOs to implement our in-house developed processes to produce drug substance and drug product. We require that our CMOs produce drug substance and finished drug product in accordance with cGMPs and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. We do not have long-term supply arrangements in place with our CMOs.

We currently do not own or operate any manufacturing facilities. For our CLD-101 product candidate, we procured the neural stem cell bank from City of Hope and are currently extending the cell bank in parallel at a commercial ready CMO. The master virus seed for NeuroNova oncolytic virus production (CRAd-S-pk7) was procured from Northwestern University and an extended master virus bank was manufactured at City of Hope. For our CLD-201 product candidate, the AAA cell bank, VP-001, was produced by VetStem Biopharma. The CALI1virus for CLD-201 was manufactured at Genscript ProBio in China. Pilot and/or initial GMP batches for both product candidates (CLD-101 and CLD-201) are anticipated to be produced by an early-stage CMO. In parallel, we are working on partnering and scale-up strategies to transfer our production to commercial ready CMOs in order to secure sufficient supply of clinical material for Phase 2 and Phase 3 clinical trials and subsequent commercialization of our product candidates.

We continue to invest in our internal development capabilities to establish critical in-house manufacturing expertise to support our pipeline of product candidates. We expect to continue to invest in building proprietary processes that will enable us to be at a competitive advantage when manufacturing product candidates for our clinical programs. In the near term, we intend to continue to rely on third party CMOs while we evaluate whether to establish our own cGMP manufacturing facilities for the production of cGMP-grade material in order to secure our supply chain for clinical studies and commercialization.

Commercialization

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have limited sales, marketing or commercial product distribution capabilities and have no experience as a company commercializing products. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

Intellectual Property

Our commercial success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other major oncology markets and countries for our investigational products, to operate without infringing valid and enforceable patents and proprietary rights of others, and to prevent others from infringing on our proprietary or intellectual property rights. We seek to protect our proprietary position by (1) filing, in the U.S. and certain other regions/countries (including the EU), patent applications intended to cover our investigational products, and maintaining any issued patents in our major markets; (2) maintaining and advancing, and where possible expanding, existing patents and patent applications covering the composition-of-matter of our investigational products, their methods of use and related discoveries, their formulations and methods of manufacture, and related technologies, inventions and improvements that may be commercially important to our business; and (3) filing, in the U.S. and certain other regions/countries, new patent applications on novel therapeutic uses of our investigational products. We may also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, and which is difficult to reverse engineer. We also intend to take advantage of regulatory protection afforded through data exclusivity, market exclusivity and patent term extensions where available. We may also seek to rely on regulatory protection afforded through Orphan Drug Designation.

We have significant ownership rights through our patent portfolio, including rights to issued patents in the United States, Japan, South Korea, and Canada for Smallpox Vaccine for Use in Cancer Treatment as of May 25, 2021. We also have additional rights to issue patents in Europe, Australia, Canada, Singapore, Russia, and New Zealand; validated in Germany, Spain, France, Great Britain, and Italy for Combination Immunotherapy Approach for Treatment of Cancer.

We believe that our issued patents will cover our technology platform and product candidates until approximately 2038, and possibly beyond. Our strategy includes filing for patent protection on our intellectual property we consider important to our business in jurisdictions including the United States, Europe, and Japan and other jurisdictions we consider commercially relevant to protect our ability to market our product candidates.

Our patent portfolio consists of four main patent families in an effort to protect our current development programs and secure our next generation programs for the use of stem cell-mediated immunotherapy for the treatment of cancer. We have filed composition of matter patents and methods of treatment that we believe includes next generation armed oncolytic viruses based on the oncolytic vaccinia virus we use in our product candidates, our own adipose-derived mesenchymal stem cells (AD-MSCs), and other stem cell types. We have also filed patents on the method of enhancing oncolytic virus-based therapies by loading the virus in cells. In addition, we have developed a universal cell delivery system to protect, amplify, and potentiate current and next generation armed oncolytic vaccinia viruses currently in advancement worldwide.

Our first two foundational patents are being prosecuted worldwide and have received numerous international and US allowances. This first patent family, Combination Immunotherapy Approach for Treatment of Cancer, includes claims protecting the use of stem cells in combination with oncolytic viruses and other modern immunotherapies for the treatment of cancer and has potential patent coverage until at least 2036. We believe this treatment induces durable clinical immune responses targeting, attacking, and destroying cancer cells.

Claims encompass the combination of our investigational product therapy with immuno-checkpoint inhibitors have initially been allowed or validated in Russia (RU), Israel (IL), Europe (EP), Canada (CA), Singapore (SG), Australia (AU), Germany (DE), Spain (ES), France (FR), Great Britain (GB), and Italy (IT) and are pending in Brazil, Mexico and the U.S.

Our second family of patents, Smallpox Vaccine for Cancer Treatment, encompasses the use of adipose-derived stromal vascular fraction stem cells to deliver oncolytic viruses in autologous and allogeneic settings for the treatment of all cancer tumor types and has potential patent coverage until at least 2038. We believe this patent family encompasses the delivery of the treatment by any route of administration.

This second patent family includes the following patents:

•

Key claims encompass the use of adipose-derived stem cells to deliver vaccinia virus have been allowed in the United States (US), Japan (JP), South Korea (KR) and Canada (CA) and are pending in Eurasia, China, Europe, Mexico, Hong Kong and the U.S.

Our third patent family with patent applications pending, Cell-Based Vehicles for Potentiation of Viral Therapy, has potential patent coverage until at least 2039. This third patent family, has been filed in the US and in Australia, Canada, China, Eurasia, Europe, India, Japan, and S. Korea and encompasses novel genetic modifications and treatments of stem cells to improve evasion of allogeneic recognition and inhibition by neutralizing antibodies, describes a companion diagnostic assay to select patients who will respond better to systemic treatments of the oncolytic virus delivered by adipose-derived stem cells in allogeneic setting.

Our fourth patent pending family, Enhanced Systems for Cell-Mediated Oncolytic Viral Therapy, encompasses the use of an improved method to potentiate and deliver all naturally occurring and armed viruses using stem cells, named SuperNova™ and has potential patent coverage until at least 2039. SuperNova™ is composed of live cells, cell-derived factors, amplified viruses, as well as viral-encoded immunomodulators and recombinant proteins that act immediately upon administration. The pending patent applications also encompass the delivery of the treatment by any route of administration and protection of our single cryopreserved vial for use in hospital settings. This fourth patent family, which has been filed in the US, Australia, Canada, China, Eurasia, Europe, India, Japan, and S. Korea, also encompasses next generation engineered vaccinia viruses encoding additional therapeutic protein-based immunotherapies (checkpoint inhibitors, co-stimulators, cytokines, antiangiogenetic, BITEs, etc.).

In addition to our own patent portfolio described above, we have in-licensed a patent family from the University of Chicago, Alabama and City of Hope National Medical Center for the patents and patent applications encompassing Tropic Cell-Based Virotherapies for the Treatment of Cancer and has potential patent coverage until at least 2034. This family issued claims are directed to particular neural stem cell line that contains an oncolytic virus that contains a regulatory element and/or a capsid that specifically binds to a tumor cell, and to methods of killing tumor cells by contacting them with the neural stem cells that contain the virus. A pending application includes claims that, as filed, are not limited to the specific cell line.

License Agreements

Northwestern University

On June 7, 2021, we entered into a license agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells (“CLD-101”). Under the Northwestern Agreement, among other rights, Northwestern granted to us a worldwide, twelve-year exclusivity for the commercial development of CLD-101 or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed HGG. In exchange, we paid Northwestern an upfront payment of $400,000 cash and a commitment to fund up to $10 million towards a phase 2 clinical trial of CLD-101 or other oncolytic viruses. We also agreed to share a specified percentage of any sublicensing revenue we may generate in an amount between 18% and 23%.

The agreement has a term of 12 years unless further extended by mutual agreement. We have the right to terminate the agreement upon 90 days written notice for any reason. Northwestern has the right to terminate the agreement at any time if the Patent Rights License with the University of Chicago, City of Hope, or the University of Alabama at Birmingham is no longer in effect or if we have engaged in any criminal or unethical behavior or have untaken an action adverse to Northwestern. Either party has a right to terminate the agreement upon the breach of the other party that is not cured within 90 days after notice of the breach is provided. Northwestern has the right to immediately terminate the agreement in the event we file a petition in bankruptcy, make any general assignment for the benefit of creditors, or a receiver is appointed to take custody or control of our property.

On October 14, 2021, we entered into a worldwide, non-exclusive, sublicensable royalty free Material License Agreement to license the CLD-101 oncolytic virus materials which we intend to use to continue advancing our research, development and commercialization efforts. Northwestern retained the rights to the material not transferred and to non-exclusively license the materials for Non-Commercial Research and has agreed not to grant further commercial licenses during the term of the agreement. We paid Northwestern a one-time license fee of $100,000 in exchange for the transferred materials. The agreement has a term of 12 years. We have a right to terminate the agreement for any reason upon 90 days written notice. Either party has the right to terminate the agreement upon the material breach by the other party unless such breach is cured within a 90 day notice period. Northwestern may immediately terminate the agreement upon written notice if we file a petition, or a petition is filed against us, under any bankruptcy or insolvency law, if we make any general assignment for the benefit of creditors, or a receiver is appointed to take possession or control of our property.

University of Chicago

On July 22, 2021, we entered into an exclusive license agreement with the University of Chicago on behalf of City of Hope and University of Alabama (the “University of Chicago Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent HGG. Pursuant to the University of Chicago Agreement, COH transferred its IND to us for the commercial development of a licensed product, as defined in the University of Chicago Agreement. This agreement grants to us commercial exclusivity, for the term as specified in the University of Chicago Agreement, in using neural stem cells with the adenovirus known as CRAd-S-pk7 for oncolytic virotherapy.

Under the University of Chicago Agreement, we paid an upfront fee of $180,000 in cash and issued 100,000 shares of our common stock. The University of Chicago Agreement also provides for us to pay a percentage of net sales generated for any product that falls within a valid claim of the licensed patents for specific periods of between 2% and 6%, and to pay up to $18.7 million if all of the following milestones are achieved during the clinical trials and post commercialization of the licensed product:

•	Commencement of a Phase 2 clinical trial with a Licensed Product;

•	Commencement of a Phase 3 clinical trial with a Licensed Product;

•	First Submission of an NDA, BLA for a Licensed Product;

•	First Commercial Sale of a Licensed Product; and

•	Cumulative Net Sales of all Licensed Products reach one billion dollars.

In addition to the foregoing, we have also agreed to pay a specified percentage of sublicense revenue we may generate in an amount between 18% and 23%.

The term of the University of Chicago Agreement will expire on the later of: (i) the expiration date of the last to expire of the Licensed Patents; and (ii) ten (10) years from the First Commercial Sale, unless earlier terminated pursuant to the terms of this Agreement. University of Chicago (“University”) has the right to terminate the agreement upon 21 days written notice for our failure to make any payment when due, with the right to cure the default by payment before the expiration of the notice period. University also has the right to immediately terminate the agreement if we fail to achieve development milestones within the time frame contemplated by the agreement. Furthermore, University has the right to terminate the agreement if we are in material breach of any other obligation under the agreement not specified above upon 30 days written notice unless we cure the breach within the notice period. In addition, if we file a petition under any bankruptcy or insolvency law, and such petition is not dismissed within 60 days of such filing, the agreement will automatically terminate at the end of such 60-day period unless University provides us with written notice that the agreement will not terminate. Upon our liquidation or dissolution, the agreement will automatically terminate and if we fail to begin commercial sales of a Licensed Product within 8 years, University may terminate the agreement anytime thereafter on written notice. We have the right to terminate the agreement for any reason upon written notice to University and the agreement will terminate at the end of the Calendar Quarter following the Calendar Quarter during which we provided our notice of termination.

Collaboration Agreement with Personalized Stem Cells, Inc.

On April 9, 2020, we entered into a collaboration and license agreement with Personalized Stem Cells, Inc. (the “PSC Agreement”). Under the terms of the PSC Agreement, we provided two tested SVF cell line banks for use in a Covid-19 Project for use in the generation of a Master Cell Bank (MCB) by Personalized Stem Cells, Inc. (PSC). Fifty percent (50%) ownership of the MCB would be retained by PSC for use in clinical trials for the treatment of Covid-19 and we are entitled to retain the other 50% ownership in the MCB to pursue our development of our product candidates. We are also entitled to full access and use of all clinical data from the Covid-19 Project for our use in developing our product candidates. The agreement is for an unspecified term, but can be terminated by either party upon the material breach of the other party if such breach is not cured within a 30 day written notice period, or immediately upon written notice if the breach is incapable of being cured. We contributed $100,000 in cost towards the manufacturing of the MCB by PSC.

Government Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act (FD&C Act) and licensure under the Public Health Service Act (PHS Act), and other federal, state, local and foreign statutes and regulations. The FD&C Act and corresponding regulations govern, among other things, the research, development, clinical trial, testing, manufacturing, quality control, approval, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, marketing, promotion, export and import, advertising, post-approval monitoring, and post-approval reporting involving biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Further, even if we obtain the required regulatory approvals for our products, pharmaceutical companies are subject to myriad federal, state, and foreign healthcare laws, rules, and regulations governing all aspects of our operations, including, but not limited to, our relationships with healthcare professionals, healthcare institutions, distributors of our products, and sales and marketing personnel; governmental and other third-party payor coverage and reimbursement of our products; and data privacy and security. Such laws, rules, and regulations are complex, continuously evolving, and, in many cases, have not been subject to extensive interpretation by applicable regulatory agencies or the courts. We are required to invest significant time and financial resources in policies, procedures, processes, and systems to ensure compliance with these laws, rules, and regulations, and our failure to do so may result in the imposition of substantial monetary or other penalties by federal or state regulatory agencies, give rise to reputational harm, or otherwise have a material adverse effect on our results of operations and financial condition.

U.S. biological products development process

The process required by the FDA before a biological product candidate may be licensed for marketing in the U.S. generally involves the following:

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completion of nonclinical laboratory tests and animal studies performed in accordance with FDA’s good laboratory practices, or GLPs, requirements and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval of the protocol and related documentation by an IRB or ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to GCPs, requirements and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

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preparation of and submission to the FDA of a BLA for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to accept and file the application;

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satisfactory completion of an FDA pre-license inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with current good manufacturing practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA in accordance with any applicable expedited programs or designations;

•	payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•	FDA review and approval, or licensure, of the BLA to permit commercial marketing of the product for particular indications for use in the U.S.

Pre-clinical Studies and the IND Process

Before testing any biological product candidate in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of the product’s biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Prior to commencing an initial clinical trial in humans with a product candidate in the U.S., an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is an exemption from the FD&C Act that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA allowance that such investigational product may be administered to humans in connection with such trial. Such authorization must be secured prior to interstate shipment and administration. In support of a request for an IND, the clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND must become effective before human clinical trials may begin. Once submitted, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a full or partial clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial or part of the study can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial. The FDA also may impose clinical holds on a sponsor’s IND at any time before or during clinical trials due to, among other considerations, unreasonable or significant safety concerns, inability to assess safety concerns, lack of qualified investigators, a misleading or materially incomplete investigator brochure, study design deficiencies, interference with the conduct or completion of a study designed to be adequate and well-controlled for the same or another investigational product, insufficient quantities of investigational product, lack of effectiveness, or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA.

Clinical Trials

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under control of the trial sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters and criteria to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Certain information about certain clinical trials must also be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the biological product candidate in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2. The biological product candidate is evaluated in a limited patient population with a specific disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The biological product candidate is administered to an expanded patient population to further evaluate dosage, clinical efficacy, potency, and safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for approval and product labeling.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology biological product development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to biological product development and reduce developmental costs and time.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may also be made a condition to approval of the BLA. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the Public Health Service Act, or PHS Act, emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

Both the FDA and the EMA provide expedited pathways for the development of biological product candidates for treatment of rare diseases, particularly life threatening diseases with high unmet medical need. Such biological product candidates may be eligible to proceed to registration following a single clinical trial in a limited patient population, sometimes referred to as a Phase 1/2 trial, but which may be deemed a pivotal or registrational trial following review of the trial’s design and primary endpoints by the applicable regulatory agencies. Determination of the requirements to be deemed a pivotal or registrational trial is subject to the applicable regulatory authority’s scientific judgement and these requirements may differ in the U.S. and the European Union.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

U.S. review and approval processes

Assuming successful the completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include results of product development, laboratory and animal studies, human clinical trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act, or PDUFA, for original BLAs, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes twelve months from the date the BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for its intended use and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and purity. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Orphan product designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan product designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan product designation subsequently receives the first FDA approval for a particular active ingredient for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan product exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if a product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug status in the European Union has similar, but not identical, benefits.

Expedited development and review programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. To be eligible for fast-track designation, new drugs and biological product candidates must be intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast-track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product. One benefit of fast-track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Under the FDA’s breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast-track designation. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including holding meetings with the sponsor and providing timely advice to, and interactive communication with, the sponsor regarding the development program.

A product candidate is eligible for priority review if it treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Additionally, a product candidate may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity or mortality, that is reasonably likely to predict irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Post-approval requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements, as well as requirements relating to record keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. Manufacturers of products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Manufacturers must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, product detentions or refusal to permit the import or export of the product, restrictions on the marketing or manufacturing of the product, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of the FDA approval of a biological product, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our patents, if and as applicable, to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

A biological product can obtain pediatric market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including some regulatory exclusivity periods tied to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until 12 years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the U.S. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation and impact of the BPCIA is subject to significant uncertainty.

U.S. regulation of companion diagnostics

Our product candidates may require use of an in vitro diagnostic to identify appropriate patient populations. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the U.S., the FD&C Act and its implementing regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance. Unless an exemption applies, companion diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval.

If use of companion diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel candidates such as our product candidates, a companion diagnostic device and its corresponding drug or biologic candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a biologic product candidate generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. In July 2016, the FDA issued a draft guidance document intended to further assist sponsors of therapeutic products and sponsors of in vitro companion diagnostic devices on issues related to co-development of these products.

The FDA generally requires companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic contemporaneously with approval of the therapeutic. The review of these in vitro companion diagnostics in conjunction with the review of therapeutic candidates such as those we are developing involves coordination of review by the FDA’s Center for Biologics Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are also subject to an application fee.

PMAs for certain devices must generally include the results from extensive pre-clinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. In addition, as part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or a not-approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will issue an order denying approval of the PMA or issue a not approvable order. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the U.S.

Additional regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines.

Government regulation outside of the United States

In addition to regulations in the U.S., we are subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical trials regulation

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the U.S. have a similar process that requires the submission of a clinical trial application (CTA) much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted for each clinical trial to each country’s national competent authority, or NCA, and at least one independent ethics committee, or EC, much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed. Under the current regime (the EU Clinical Trials Directive 2001/20/EC or Clinical Trials Regulation (EU) No 536/2014) all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the EU Member State where they occurred.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which will replace the Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new Regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. The new Regulation took effect January 31, 2022, with a transition period through January 31, 2023, after which all new CTAs must be submitted through the new central information system (CTIS).

European Union drug review and approval

In the European Economic Area, or EEA, medicinal products can only be commercialized after obtaining a marketing authorization. To obtain regulatory approval of a medicinal product in the EEA, we must submit a marketing authorization application, or MAA. A centralized marketing authorization is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products such as (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EEA.

Under the centralized procedure the maximum timeframe for the evaluation of a MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

The application used to submit the BLA in the U.S. is similar to that required in the European Union, although there may be certain specific requirements, for example those set out in Regulation (EC) No 1394/2007 on Advanced Therapy Medicinal Products, covering gene therapy, somatic cell therapy and tissue-engineered medicinal products.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Data and market exclusivity

In the EEA, upon receiving marketing authorization, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EEA, during a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on a MAA with a completely independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan drug designation and exclusivity

Products receiving orphan designation in the EEA can receive ten years of market exclusivity, during which time no “similar medicinal product” may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the European Union where an agreed Pediatric Investigation Plan for pediatric studies has been complied with. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the U.S. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if it meets the following criteria: (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five (5) in ten thousand (10,000) persons in the EEA when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the European Union to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EEA, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar medicinal product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the marketing authorization holder of the authorized product consents to a second orphan medicinal product application; or

•	the marketing authorization holder of the authorized product cannot supply enough orphan medicinal product.

Pediatric development

In the EEA, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA’s pediatric committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results are negative. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-approval controls

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include the following:

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The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

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All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

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All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, or SmPC, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each European Union Member State and can differ from one country to another.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the UK voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The UK formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remained applicable to the UK, however this ended on December 31, 2020. On December 24, 2020, the UK and European Union entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework in the UK covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the UK, as the UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term. The MHRA has recently published detailed guidance for industry and organizations to follow from January 1, 2021 now the transition period is over, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, which will require additional expenditure above and beyond the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we develop, market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-

kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

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The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

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The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

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The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

•	The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity may be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements on covered entities and their respective business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed new annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

•	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state and foreign laws and regulations, including, but not limited to, state anti-kickback and false claims laws, may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers; restrict marketing practices or require disclosure of marketing expenditures and pricing information. State and foreign laws may govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Employees and Human Capital Resources

As of December 31, 2022, we had 38 total employees in the U.S. and at our German wholly-owned subsidiary, StemVac GmbH. Of these employees, 22 perform research and development functions. None of our employees are represented by a labor union and we believe we maintain good relations with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal proceedings

Calidi is subject to litigation and contingencies in the ordinary course of its business, including those related to its business, business transactions, employee-related matters, and other matters. Other than the matters discussed below, Calidi is not currently party to any material legal proceedings.

Former Employee Matter

On November 19, 2021, Calidi terminated an at-will former employee. On November 24, 2021, Calidi received a demand letter from the former employee’s attorney alleging monetary damages, primarily relating to wrongful termination and breach of an advisory contract. On December 10, 2021, Calidi filed a lawsuit in San Diego Superior Court against the former employee for misappropriation of Calidi confidential information. On February 8, 2022, Calidi was served by the former employee with a counter lawsuit filed in San Diego Superior Court, alleging, among other things, wrongful termination, breach of contract, breach of implied covenant of good faith and fair dealing, and intentional infliction of emotional distress.

On May 26, 2022, the parties entered into a Confidential Settlement Agreement and Mutual Release of Claims (the “Former Employee Settlement Agreement”), in which the parties agreed to settle and release each other of all claims, agreed to confidentiality and other covenants. According to the principal terms of the Former Employee Settlement Agreement, Calidi agreed to pay the former employee $300,000 in cash, payable in three installments of $100,000 each on September 1, 2022, November 1, 2022, and December 1, 2022, respectively, plus issue 250,000 shares of Calidi common stock valued at $3.86 per share and a transfer of 170,000 shares of Calidi common stock from Mr. Camaisa’s personal holdings to the former employee, also valued at $3.86 per share. The aggregate, cash and stock value of the settlement was approximately $1.9 million. Calidi issued the 250,000 shares of common stock and Mr. Camaisa transferred his portion of the shares to the former employee on the settlement date.

As of December 31, 2022, Calidi had completed all payments due pursuant to the Former Employee Settlement Agreement. See also the section titled “Directors, Officers, Executive Compensation and Corporate Governance Of Calidi Prior to the Business Combination — Involvement in Certain Legal Proceedings.”

Terminated Physician Agreement Matter

On July 19, 2016, Calidi entered into a partnership agreement with certain physicians whereby the physicians would provide certain services to Calidi. In connection with the partnership agreement, Calidi granted the physicians stock options as consideration for those services pursuant to Calidi’s equity incentive plan. The partnership agreement was deemed terminated on March 21, 2018. Under the terms of the stock option agreements and the equity incentive plan, the physicians had three months from the termination date to exercise their vested stock options before those options would automatically expire and cancel unexercised, while all unvested stock options are forfeited immediately on the termination date. The physicians did not elect to exercise any of their vested options thereby resulting in full cancellation of those options in accordance with the equity incentive plan.

On March 14, 2022, the physicians filed a lawsuit (entitled Lander v. Calidi Biotherapeutics, Inc., filed in the Superior Court of the State of California in and for the County of San Diego (Case No. 37-2022-00009690-CU-BC-CTL) against Calidi in San Diego Superior Court, seeking, among other claims, declaratory relief and claiming that the stock options granted to them pursuant to the partnership agreement, have not expired and remain exercisable by the physicians. The physicians are claiming 3,000,000 in vested stock options to be valid and exercisable, even though the physicians have not provided any services to Calidi since the March 21, 2018 termination date.

On December 6, 2022, Calidi and the physicians participated in mediation in San Diego, California. In order to attempt to settle all claims and avoid a costly trial, Calidi offered the physicians 50,000 shares of Calidi common stock valued at $3.86 per share and 100,000 options to purchase Calidi common stock at an exercise price of $3.86 per share in full settlement of the claims. The mediation was terminated without settlement and Calidi is planning to go to trial with a preliminary trial date set for September 8, 2023 in San Diego Superior Court. On March 24, 2023, Calidi initiated an arbitration proceeding with the American Health Lawyers Association seeking declaratory relief under Delaware law, specifically to determine that the partnership agreement was terminated in 2018, which is not a matter before the San Diego Superior Court. An arbitration date has not yet been set and there is no assurance that Calidi will prevail in the arbitration.

While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the Physician’s complaint are without merit, and Calidi intends to vigorously defend against them.

Corporate Information and Facilities

Our mailing address for our corporate headquarters is 4475 Executive Drive, Suite 200, San Diego, California, 92121 where we lease approximately 6,221 square feet of lab space and 8,977 square feet of office space, under a lease that expires in March 2027. Our main telephone number is (858) 794-9600.

StemVac GmbH, our wholly-owned subsidiary based in Bernried, Germany, operates in approximately 4,047 square feet of office space and laboratory space under a lease that expires in March 2027.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF CALIDI PRIOR TO THE BUSINESS COMBINATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Calidi Biotherapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination and to New Calidi and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

Executive Officers and Directors

The below lists Calidi’s current executive officers and directors, as well as their respective ages, as of [●], 2023. Following the Closing of the Business Combination, with the exception of the appointment of                  by FLAG, the following directors and executive officers will continue their respective positions with New Calidi. There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings with any other person under which any of our directors and officers was elected or appointed as a director or executive officer.

Name	Age	Title
Allan Camaisa	63	Chief Executive Officer, Chairman of the Board and Director
Tony Kalajian	53	Chief Accounting Officer and Interim Chief Financial Officer
Boris Minev	60	President of Medical and Scientific Affairs and Interim Chief Medical Officer
Stephen Thesing	58	Chief Business Officer
Wendy Pizarro	52	Chief Administrative Officer, Chief Legal Officer, Chief Diversity Officer and Corporate Secretary
Antonio F. Santidrian	44	Senior Vice President, Global Head of Research and Development
Barbara Haertl	48	Associate Vice President of Manufacturing Operations
David Sans	54	Chief of Corporate Development
Amish Patel	46	Vice President of Technical Operations
Heehyoung Lee	53	Director
Scott Leftwich	61	Director
James Schoeneck	64	Director
Alfonso Zulueta	59	Director
George Ng	48	Director

Executive Officers

Allan Camaisa Mr. Camaisa has been the Chairman of the Board of Directors and Chief Executive Officer of Calidi since February 2018. As Chairman and CEO, he has successfully led over $40 million in funding and has been actively involved in recruiting key Board members and leading MDs and PhDs to Calidi’s Scientific Advisory Board. Mr. Camaisa is a serial entrepreneur, investor, and technologist, with proven leadership skills in bootstrapping startups. His accomplishments include four successful exits sold to publicly-traded Fortune 1000 companies, authorship of seven US patents, and an Ernst & Young Entrepreneur of the Year award. Mr. Camaisa was previously a director of snaploT, Inc., a self-service enabled clinical platform designed to create, launch, and manage clinical trials from January 2013 to September 2020. From August 2014 to May 2017, Mr. Camaisa was the CEO and Chairman of Parallel 6, Inc., a digital mobile/cloud software platform for managing pharmaceutical patient clinical trials. In 2005, Mr. Camaisa founded Anakam, Inc., a software security company for managing digital access to medical records, and also served as Anakam’s Chief Executive Officer from January 2005 to October 2010. Before beginning his career in business, Mr. Camaisa served eight years as a surface warfare officer in the US Navy. He graduated from the United States Naval Academy with a B.S. in Engineering, and also completed the Owner/President Management program at Harvard Business School. Mr. Camaisa is well qualified to serve as our CEO, Chairman of the Board and director because of his extensive leadership experience serving as a director on the board of directors of other companies and executive experience as CEO with private companies in the healthcare sector.

Tony Kalajian, CPA, MBA Mr. Kalajian has been the Chief Accounting Officer of Calidi since March 2021, and its interim Chief Financial Officer since June 2021. Mr. Kalajian is a certified public accountant (CPA) with the state of California and brings over 20 years of finance and public accounting experience, including domestic and international financial reporting, initial public offerings, spinoffs, internal controls, management, mergers and acquisitions, business strategy consulting, transfer pricing and tax related services in various industries including biotech, medical devices, ophthalmic, diagnostics, start-ups, ecommerce, manufacturing and retail. Prior to joining Calidi, from August 2019 to December 2020, Mr. Kalajian was the Chief Accounting Officer for Oncocyte Corp (Nasdaq: OCX), a molecular diagnostics company focused on developing and commercializing proprietary laboratory-developed tests for multiple cancer indications with a primary focus on lung cancer, where he managed and oversaw the financial reporting for Oncocyte, including internal controls for financial reporting implementation and compliance. From April 2016 to August 2019, Mr. Kalajian was the Chief Accounting Officer for Lineage Cell Therapeutics, Inc. (NYSE: LCTX) (formerly known as BioTime Inc., OncoCyte’s former parent company), a publicly traded, clinical-stage biotechnology company developing novel cell therapies such as degenerative retinal diseases, neurological conditions associated with demyelination, and aiding the body in detecting and combating cancer. While at Lineage, Mr. Kalajian concurrently managed and directed the financial reporting, compliance and accounting, including establishment and maintenance of internal controls under the Sarbanes Oxley Act for multiple subsidiaries, domestic and international, and directly participated in the spinoff of several subsidiaries into public companies. From July 2013 to April 2016, Mr. Kalajian was the Senior Director of Finance at STAAR Surgical Co. (Nasdaq: STAA) from 2013 to 2016, a publicly traded multi-national, multi-billion dollar medical-device developer and manufacturer. Prior to entering the private sector, Mr. Kalajian held various positions at the public accounting firm of PricewaterhouseCoopers, where he held a title of Senior Manager in Audit and Advisory Services. Mr. Kalajian holds a B.S. in accounting, theory and practice from California State University, Northridge and an M.B.A. from the University of Southern California Marshall School of Business.

Boris Minev, M.D. Since June 2015, Dr. Minev has been the President of Medical and Scientific Affairs of Calidi and its interim Chief Medical Officer since June 2021. Dr. Minev is a highly accomplished physician-scientist with extensive industrial and academic experience in Immuno-Oncology, oncolytic viruses and stem cell biology and applications. From November 2010 to June 2015, he was the Director of Immunotherapy and Translational Oncology at Genelux Corp, where he was directing several preclinical and translational projects on oncolytic virotherapy, immunotherapy, and nanotechnology. Dr. Minev has also been an adjunct professor at the Moores UCSD Cancer Center since July 2015, and he has also previously served as Principal Investigator and Director, Laboratory of Tumor Immunology and Immunotherapy from July 2000 to June 2015, where he focused his research on the discovery of new target antigens for immunotherapy of cancer and the development of optimized cancer vaccines. Dr. Minev is a member of the Scientific and Clinical Advisory Boards of several biotechnology companies and has been an advisor for Amgen Inc. (Nasdaq: AMGN), Johnson & Johnson (NYSE: JNJ), Geron Corp (Nasdaq: GERN), McKinsey Consulting Services, Inc. and Thomson Current Drugs. Dr. Minev received his M.D. from the School of Medicine in Sofia, Bulgaria.

Stephen Thesing Since December 2021, Mr. Thesing has served as Calidi’s Chief Business Officer, and from May 2016 to November 2021, Mr. Thesing has served on the executive team of Calidi in critical roles as Senior Vice President of Corporate Development and Operations, Chief Operations Officer and Chief Administrative Officer. Mr. Thesing has contributed his extensive experience with high-growth companies and has consistently demonstrated his efficacy as an executive leader and strategic licensing and revenue deal-maker in multiple markets, regularly exceeding strategic business and revenue goals for both leading public companies and start-ups. Since 2016, Mr. Thesing has served as Managing Director for StemVac GmbH, Calidi’s wholly-owned subsidiary based in Bernried, Germany. Prior to joining Calidi, Mr. Thesing served as Founder and Executive Advisor in Management, Sales/Business Development, Marketing, and Operations at Genesis Global Partners, a technology development company, from January 2006 to April 2016. Mr. Thesing served as Vice President of Business Development and Marketing for HiPaaS Inc. (February 2012 to April 2016), a software technology provider and systems integrator for healthcare payers, where he cultivated strategic partnerships with Dell-Boomi, and Qlik and closed deals with BlueCross-BlueShield and San Francisco Health Plan. From September 2014 to December 2015, Mr. Thesing held the positions of Vice President and General Manager at Civica Software, Inc., where he successfully grew both client and revenue figures and restructured the business before it was acquired by Granicus, Inc. in 2015. Mr. Thesing received a B.S. in Business, Information Systems, and Marketing from California Polytechnic University, San Luis Obispo.

Wendy Pizarro, Esq. Ms. Pizarro has been our Chief Legal Officer and Chief Diversity Officer since September 2021, and our Chief Administrative Officer and Corporate Secretary since December 2021. Ms. Pizarro has over 20 years of experience in corporate and business law. From January 2010 to September 2021, she founded and led California Law Partners, a boutique law firm primarily serving as outside general counsel, corporate counsel and the lead crisis manager to select high net worth multi-family offices. She has directed legal strategy related to risk management, compliance and operations to manage and grow an asset portfolio of over $1.5 billion in multi-generational wealth with over 60% of the portfolio in private investments. From 1997 to 2002, Ms. Pizarro previously worked with leading Silicon Valley law firms, including Venture Law Group and DLA Piper in Palo Alto, on numerous general corporate and intellectual property matters and corporate securities transactions for disruptive technology companies in all phases of their life cycles from start-up to liquidity event (IPO and M&A) primarily in small teams serving infrastructure and e-commerce. Since September 2019, Ms. Pizarro is also a co-founder and investor of Never Train Alone, a mobile application, where she designed the software user interface for an Apple iOS app related to mobile fitness, corporate wellness and preventative health. Ms. Pizarro has received numerous guest speaking engagements and awards, including recognition as one of Discover Magazine’s Power Women of San Diego in 2021. Ms. Pizarro is also active as a community leader and volunteer and is currently a board member of the Tec 3 Foundation in Rancho Santa Fe, CA and a lifetime member of Rady Children’s Hospital Auxiliary, previously serving as a unit officer and board member from 2014 – 2016. Ms. Pizarro received a J.D. from the Harvard Law School, M.ST. from the University of Oxford, and an M.A. and B.A. from Yale University graduating magna cum laude with honors in distinction. Ms. Pizarro is a member of the State Bar of California and U.S. District Court, Southern District of California.

Antonio F. Santidrian, Ph.D. Dr. Santidrian has been the Senior Vice President, Global Head of Research and Development at Calidi since September 2021. From May 2018 to August 2021, Dr. Santidrian was Vice President, Research and Development and Translational Oncology. He joined Calidi in 2015 as Associate Director, Research and Development and Translational Oncology. Dr. Santidrian is an accomplished scientist with over 20 years of experience in anti-cancer translational research. Dr. Santidrian has focused his scientific career on developing superior cancer drugs, and on biological drugs to improve human health. He has extensive supervisory and management experience and excellent skills in biotech business development, communication, and collaboration. From March 2008 to September 2015, Dr. Santidrian led translational studies at The Scripps Research Institute for several small molecule and biologic drugs to treat breast cancer. Dr. Santidrian worked closely on the translational cancer studies for the development of ACADRA to treat Chronic lymphocytic leukemia (CLL) at the University of Barcelona (Spain). Dr. Santidrian is the recipient of a fellowship from the Ministry of Science and Education (Spain), Susan G. Komen Breast cancer foundation, and the August Pi I Sunyer Foundation. Dr. Santidrian received a degree in Pharmacy from the University of Barcelona in 2001 and a Ph.D. in biomedicine, specializing in anti-cancer therapies, in 2006 from the University of Barcelona in Barcelona, Spain.

Barbara Haertl, Ph.D. Since September 2021, Dr. Barbara Haertl has been our Associate Vice President of Manufacturing Operations. Dr. Haertl is an experienced scientist who specializes in process development and manufacturing in the field of oncolytic viral therapy and has over 12 years of industry experience that spans oncolytic virotherapy, translational oncology, and biological drug development. In 2016, Dr. Haertl joined

StemVac GmbH/Calidi Biotherapeutics as an Associate Director of Manufacturing and Translational Research and Development and has focused on Vaccinia virus-based process development and manufacturing activities for virus, cell, and combination products. From 2009 to 2016, Dr. Haertl previously led translational product development studies for oncolytic virus cancer theranostics at Genelux GmbH — a clinical-stage oncolytic virus therapy company. Dr. Haertl received her Ph.D. in Virology on studying Adenovirus from the University of Regensburg, Department for Medical Microbiology and Hygiene in Germany.

David Sans PhD, MBA David Sans was appointed Chief of Corporate Development in August 2022. Dr. Sans has over 20 years of experience in Drug Development, Business Development and Wall Street Investment Banking. Dr. Sans first started his career Novartis in Basel, Switzerland during the development of Imatinib, one of the first tyrosine kinase inhibitors and later approved in CML under the commercial name Gleevec®. Dr. Sans joined Pfizer as Sr. Director of Market Analytics supporting the development of Macugen® (Pegaptanib Sodium) and Rebif® (interferon beta-1a) for MS in collaboration with Serono in Geneva, Switzerland. Dr. Sans was appointed head of Business Development at ImClone Systems and led the negotiations with BMS for Cetuximab, later acquired by Eli Lilly and currently approved under the commercial name Erbitux® and the only Category 1 recommendation for combination therapy in the professional treatment guidelines for Head and Neck Cancer from the National Comprehensive Cancer Network® (NCCN®) for the indication of recurrent, unresectable, or metastatic disease (non-nasopharyngeal) that is incurable. Since 2008, Dr. Sans has been registered with FINRA, has completed over 100 transactions and raised over $10 B. Dr. Sans has a PhD in Chemical Engineering from Universtiat Ramon Lull in combination with ETH in Zurich, has an MBA in Business Law and holds a Board Certification in Regenerative Medicine from AABRM—The American Academy and Board of Regenerative Medicine.

Amish A. Patel, PhD. Dr. Patel is our Vice President of Technical Operations since August 2022. Dr. Patel has over 18 years of global biopharma and biotech leadership experience, providing strategic guidance throughout the entire biologic product life cycle. Dr. Patel is responsible for critical oversight of Global Manufacturing, Quality, and Supply Chain to produce Clinical and Commercial therapies utilizing Calidi’s innovative cell-based delivery of oncolytic virus. Over the course of his career, he has led the development of over fifteen INDs, two commercial product approvals, and numerous PAS submissions. He was most recently the Senior Director of Product Development at Emergent BioSolutions (formerly PaxVax, Inc., prior to acquisition), where he successfully built and directed cross-functional teams working on numerous technology platforms. Dr. Patel has served on several in-license, out license, and mergers and acquisition deals. Dr. Patel’s work at Emergent included extensive experience with a wide range of biologics, including viral vectors, virus-like particles, nanoparticle formulations, and bacterial products. He served as an Operations excellence council member. Prior to Emergent, Dr. Patel led the technical development of oral insulin delivery technology at Ansun Biopharma and cell transplantation therapy for patients with diabetes at MicroIslet. He currently serves as a member of the UCI Customer Experience Advisory Board, and frequently gives back to the scientific community by participating in NIH review panels or authoring chapters in scientific book. Dr. Patel received Ph.D. in Engineering/Nanotechnology and MS in Chemical Engineering from Louisiana Tech University, Louisiana specializing in using nanotechnology tools for enzyme and DNA encapsulation and delivery funded by a NASA grant. He has Bachelors of Engineering in Chemical from Poona University, India.

Non-Employee Directors

Heehyoung Lee, Ph.D. Dr. Lee has been a director of Calidi since February 2020. In addition, Dr. Lee is currently the Executive Vice President, Corporate Strategy, at GI Cell, a South Korea-based biotechnology company since September 2020. Prior to her appointment to the Board, she was an advisor to Calidi from September 2019 to February 2020. Dr. Lee is also the co-founder and managing partner at LumeBio, Inc. from April, 2019. Dr. Lee has served extensively in the biopharmaceutical space for over 15 years, with expertise including drug discovery and development of innovative and high-impact pharmaceuticals. From July 2018 to February 2019, she was the Vice President of Global Business Development and Strategic Planning at Hanmi Pharmaceutical, Co., Ltd. From September 2015 to July 2018, Dr. Lee served as a director of Sorrento

Therapeutics, Inc. (Nasdaq: SPPI). Upon completing her Ph.D. in Pathology & Molecular Medicine in 2002, Dr. Lee received the American Heart Association Fellowship and held a postdoctoral position at H. Lee Moffitt Cancer Center & Research Institute, where her research focused on tumor immunobiology and cancer. Her seminal findings in linking lipid metabolism to JAK-STAT-driven cancer are published in the Nature Medicine and Nature Reviews Cancer scientific journals. Dr. Lee received her Ph.D. in Pathology & Molecular Medicine from the School of Medicine, University of South Florida, in 2002. Dr. Lee is well qualified to serve as our director based on the above qualifications, her background in global strategic planning and alliance management, and her extensive experience in the biopharmaceutical industry.

Scott Leftwich Mr. Leftwich was an early investor and has been a director of Calidi since May 2019. In addition, since 2017 Mr. Leftwich has been an investor and member of the Board of Advisors at Skopos Labs, Inc. Mr. Leftwich’s experience includes serving in various executive positions in private companies, overseeing substantial growth and liquidity events with Fortune 1000 companies. From December 2011 to April 2016, Mr. Leftwich was the CEO and General Manager at InterMedHx, LLC, a healthcare software company, which was acquired by Cerner Corporation in 2014. From September 2005 to December 2011, he was the COO and general manager at Anakam, Inc., a security software company focused on the protection of personal healthcare information within patient-facing portals. Anakam was acquired by Equifax (NYSE: EFX) in 2010. Mr. Leftwich is also a retired Naval officer who served as a P-3 pilot in the Navy and retired with the rank of Commander. Mr. Leftwich holds an MBA (with honors) from Harvard Business School, in addition to a B.S. (with distinction) from the US Naval Academy. Mr. Leftwich is well qualified to serve as our director based on the above qualifications and his executive experience in public and private companies in the healthcare industry.

James A. Schoeneck Mr. Schoeneck has been a director of Calidi since July 2020. Mr. Schoeneck is also currently a member and Chairman of the Board at Fibrogen Inc (Nasdaq: FGEN) since April 2010, and also previously served as its Interim CEO from January 2019 to February 2020. From November 2015 to March 2018, Mr. Schoeneck was a director of Anaptysbio, Inc (Nasdaq: ANAB), a therapeutic antibody development company for severe disease. He was previous a director of the Board of Depomed, Inc. in 2007, and also served as its President and CEO from April, 2011 to March, 2017, and led Depomed’s transformation into a commercial specialty pharmaceutical company. From 2005 until 2011, he was CEO of BrainCells Inc, a privately-held biopharmaceutical company. Mr. Schoeneck’s diverse biotech experience further includes serving as CEO of ActivX BioSciences, Inc., a development-stage biotechnology company from 2003 to 2004, three years as President and CEO of Prometheus Laboratories Inc, a pharmaceutical and diagnostics product company, from 1999 to 2003, as well as three years from 1996 to 1999 as Vice President, Commercial and General Manager, Immunology, at Centocor Inc (now Janssen Biotech, Inc.). Mr. Schoeneck holds a B.S. in Education from Jacksonville State University. Mr. Schoeneck is well qualified to serve as our director based on the above qualifications, his executive management leadership, and his extensive experience in the biotechnology and pharmaceutical industry.

Alfonso Zulueta Mr. Zulueta has been a director of Calidi since February 2022. In addition, Mr. Zulueta is currently a director for CTS Corporation (NYSE: CTS) since April 2018, and a director of Syneos Health (NASDAQ: SYNH) since January 2022. Over his 30+ year career with Eli Lilly and Company (NYSE: LLY), Mr. Zulueta held key senior leadership positions including President of Lilly International, where he was responsible for geographies outside of the United States and Canada, from 2017 until his retirement at the end of 2021. He also served as an Executive Committee Member and Corporate Officer. His other key senior roles at Lilly included President of Global Oncology and Critical Care, Vice President of Global Marketing, Vice President of US Diabetes and Neuroscience, and President of both Lilly Japan and Emerging Markets. He has held many board positions throughout his career, including chairman of the Japan-based Pharmaceutical Research and Manufacturers of America (PhRMA) from 2012 – 2013. Mr. Zulueta previously served as chairman of the International Board Sponsored Committee for the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr. Zulueta holds a bachelor’s degree in economics from De La Salle University in the Philippines and a master’s degree in business administration from the University of Virginia’s Darden School of Business. Mr. Zulueta is well qualified to serve as a director based on the above qualifications, his global management experience, and his extensive strategic, operational and financial experience in the biopharmaceutical industry.

George Ng Mr. Ng has been a director of Calidi since October 2019. In addition, Mr. Ng, served as Calidi’s President and Chief Operating Officer from February 1, 2022 until June 23, 2023. Mr. Ng is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020, and lead director of Morphogenesis Inc. since February 2020. His experience further includes serving in various executive-level positions for multiple publicly-traded and private global biotechnology and pharmaceutical firms. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corp from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a director of Virttu Biologics Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.AS double degree in Biochemistry and Economics from the University of California, Davis. Mr. Ng is well qualified to serve as a director based on the above qualifications, his experience with the launch and commercialization efforts of multiple pharmaceutical drug products, experience in clinical research procedures, and his executive experience in the biotechnology industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten (10) years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. For more information regarding legal proceedings, see the section titled “Information About Calidi — Business — Legal Proceedings.”

Board Composition, Committees and Independence

Our business and affairs are managed under the direction of our board of directors, which currently consists of six (6) members. Our board of directors has not undertaken a formal review or made a formal determination as to the independence of each director as defined in the listing standards of the NYSE American and SEC rules and regulations.

Board Committees

Our board of directors has established an audit committee, governance and a compensation committee. We have not adopted written charters for the committees and are not comprised entirely of independent directors as defined in the listing standards of the NYSE American. The composition and responsibilities of each of the committees is described below. The audit committee consists of Ms. Lee and Mr. Schoeneck with Mr. Schoeneck serving as the chairperson. The governance committee consists of Mr. Leftwich and Mr. Schoeneck with a vacancy for the role of chairperson. The compensation committee consists of Mr. Schoeneck, Mr. Ng, and Mr. Leftwich with Mr. Leftwich serving as a chairperson.

Family Relationships and Arrangements

There are no family relationships among any of our directors or executive officers. With the exception of the voting agreement between a former co-founder and the majority stockholder of Calidi, there are no other arrangements or understandings with any other person under which our directors and officers was elected or appointed as a director or executive officer. It is contemplated that the voting agreement will terminate upon the consummation of the Business Combination.

Limitations on Liability and Indemnification Matters

We are a corporation organized under the laws of the State of Nevada. Section 78.138 of the Nevada Revised Statutes (NRS) provides that, unless the corporation’s articles of incorporation or an amendment thereto provide otherwise, a director or officer will not be individually liable to the corporation or its stockholders or creditor for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless (i) the presumption that the director and officer acted in good faith, on an information basis and with a review to the interest of the corporation, is rebutted, and (ii) it is proven that the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and such breach involved intentional misconduct, fraud, or a knowing violation of the law.

Section 78.7502 of the NRS permits a corporation to indemnify its directors and officers against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to Section 78.138 of the NRS, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer who has been successful on the merits or otherwise in defense of any action or suit. Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses.

Section 78.751 of the NRS permits a Nevada corporation to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreements, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation. Section 78.751 of the NRS further permits the corporation to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreements.

Section 78.752 of the NRS provides that a Nevada corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Charter Provisions

Article IX of our Articles provides that to the fullest extent permitted by law, Calidi’s directors will not be personally liable to Calidi or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, Article IX of our Articles provides that to the fullest extent permitted by law, Calidi is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Calidi (any other persons to which the NRS permits Calidi to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholder or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the NRS.

Article VIII of our Bylaws provides for indemnification of our directors, officers, agents, and employees for liability suffered by them or arising out of their activities as directors, officers, agents and employees to the full extent permitted by Section 78.7502 of the NRS. In addition but subject to certain limitations, Article VIII of our bylaws provides that we shall pay expenses (including attorneys’ fees) incurred by our present or former directors or officers in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was our director, officer, employee or agent in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that such director or officer is not entitled to be indemnified by us.

MANAGEMENT OF NEW CALIDI FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Calidi will be managed by or under the direction of its board of directors. It is expected that the directors and executive officers of New Calidi will be as follows:

Name	Age	Title
Allan Camaisa	63	Chief Executive Officer, Chairman of the Board and Director
Tony Kalajian	53	Chief Accounting Officer and Interim Chief Financial Officer
Boris Minev	60	President of Medical and Scientific Affairs and Interim Chief Medical Officer
Stephen Thesing	58	Chief Business Officer
Wendy Pizarro	52	Chief Administrative Officer, Chief Legal Officer, Chief Diversity Officer and Corporate Secretary
Antonio F. Santidrian	44	Senior Vice President, Global Head of Research and Development
Barbara Haertl	48	Associate Vice President of Manufacturing Operations
David Sans	54	Chief of Corporate Development
Amish Patel	46	Vice President of Technical Operations
Heehyoung Lee	53	Director
Scott Leftwich	61	Director
George Ng	48	Director
James Schoeneck	64	Director
Alfonso Zulueta	59	Director
Thomas Vecchiolla	67	Director

The biographies of the Calidi directors and executive officers who will become directors and executive officers of New Calidi can be found in the section titled “Directors, Officers, Executive Compensation and Corporate Governance of Calidi Prior to the Business Combination.” The additional director appointed by FLAG is Thomas Vecchiolla with the following biography:

Thomas Vecchiolla is currently the Chairman and CEO of First Light Acquisition Group, Inc. (NYSE American: FLAG), a Special Purpose Acquisition Company. He is also a Director at Gencor Industries, Inc., (NYSE American: GENC), a leading manufacturer within the road and highway construction industry. Mr. Vecchiolla is an accomplished industrials and tech executive with over 40 years of leadership and experience in global operations, sales, organic and inorganic growth, and resource management. Prior to his current roles, he was Chairman, Chief Executive Officer and President of ST Engineering North America, the U.S. sector of Singapore Technologies Engineering, Ltd. Prior to joining ST, in August 2018, Mr. Vecchiolla established a boutique consulting firm, Artisan Consulting, LLC., where he was associated with The Boston Consulting Group as a Senior Advisor. Mr. Vecchiolla was with the Raytheon Company, now Raytheon Technologies Corporation, from 2002 through 2017. He culminated his employment there as President of Raytheon International, Inc., where he was responsible for global growth and led the overall expansion of international revenue and profitability. Mr. Vecchiolla holds a Bachelor of Science from the U.S. Naval Academy and a Master of Science from the University of Southern California. He maintains his certifications as a proficient general aviation pilot and is a “Wash100” award recipient. Mr. Vecchiolla is well qualified to serve as Calidi’s director based on the above qualifications and his executive experience in public and private companies.

Arrangements

There are no family relationships among any of our directors or executive officers. Except as provided in the Merger Agreement, there are no arrangements or understandings with any other person under which any of our directors and officers was elected or appointed as a director or executive officer.

Board Composition

New Calidi’s business and affairs will be managed under the direction of its board of directors. Allan Camaisa will serve as Chair of the board of directors. The primary responsibilities of the board of directors will be to provide oversight, strategic guidance, counselling and direction to New Calidi’s management. The board of directors of will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of seven (7) members upon the consummation of the Business Combination and consist of one class. Each of the directors will serve until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause.

Director Independence

Prior to the consummation of the Business Combination, the board of directors of Calidi will undertake a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, it is expected that the board of directors of Calidi will determine that none of the directors, other than Allan Camaisa and George Ng, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the directors is “independent” as that term is defined under the NYSE American listing standards. In making these determinations, the board of directors of Calidi will consider the current and prior relationships that each non-employee director has with New Calidi and all other facts and circumstances the board of directors of Calidi deems relevant in determining their independence, including the beneficial ownership of securities of New Calidi by each non-employee director and the transactions described in the section titled “Calidi Related Party Transactions.”

Role of New Calidi Board of Directors in Risk Oversight

Upon the consummation of Business Combination, one of the key functions of the board of directors will be informed oversight of New Calidi’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through New Calidi’s board of directors as a whole, as well as through various standing committees of New Calidi’s board of directors that address risks inherent in their respective areas of oversight. In particular, New Calidi’s board of directors will be responsible for monitoring and assessing strategic risk exposure and the audit committee will have the responsibility to consider and discuss the major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Upon the consummation of the Business Combination, the board of directors will reconstitute its audit committee, compensation committee, and nominating and corporate governance committee. The board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current SEC and the NYSE American rules. New Calidi intends to comply with future requirements to the extent applicable. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of website at www.calidibio.com.

The board of directors will continue to have an audit committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: Heehyoung Lee, James Schoeneck and an “independent” designee as determined by the board of directors.

Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the NYSE American listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairman of our audit committee will be James Schoeneck. Our board of directors has determined that James Schoeneck is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of his or her employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;

•	assisting with design and implementation of our risk assessment functions;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

New Calidi’s audit committee will operate under a written charter that satisfies the applicable listing standards of the NYSE American.

Compensation Committee

The board of directors will continue to have a compensation committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: James Schoeneck, Scott Leftwich and an “independent” designee as determined by the board of directors. The chairman of our compensation committee will be Scott Leftwich. Our board of directors has determined that each member of the compensation committee satisfies the independence requirements under the listing standards of the NYSE American, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate.

Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy; and

•	reviewing and evaluating with the chief executive officer the succession plans for our executive officers.

New Calidi’s compensation committee will operate under a written charter that satisfies the applicable listing standards of the NYSE American.

Nominating and Corporate Governance Committee

The board of directors will continue to have a nominating and corporate governance committee, which will be reconstituted upon the consummation of the Business Combination to consist of the following intended members: Scott Leftwich, James Schoeneck and an “independent” designee as determined by the board of directors. The chairman of our nominating and corporate governance committee will be appointed by the board of directors. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence requirements under the listing standards of the NYSE American.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•

reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

The nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the NYSE American.

Compensation Committee Interlocks

None of the intended members of the compensation committee has ever been an executive officer or employee of New Calidi. None of New Calidi’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of New Calidi’s board of directors or compensation committee.

Non-Employee Director Compensation Policy

The board of directors will review director compensation periodically to ensure that director compensation remains competitive such that New Calidi is able to recruit and retain qualified directors. Following the consummation of the Business Combination, New Calidi intends to develop a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling New Calidi to attract, retain, incentivize and reward directors who contribute to the long-term success of New Calidi.

Limitation on Liability and Indemnification of Directors and Officers

The proposed certificate of incorporation, which will be effective upon consummation of the Business Combination, will limit a director’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

Delaware law and the Proposed Bylaws provide that New Calidi will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Calidi intends to enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New Calidi to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New Calidi plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the proposed Certificate of Incorporation and Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Following the closing of the Business Combination, the board of directors will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of New Calidi’s employees, executive officers and directors. The Code of Conduct will be available at the investors section of New Calidi’s website at www.calidibio.com. Information contained on or accessible through this website is not a part of this proxy statement/prospectus, and the inclusion of such website address in this proxy statement/prospectus is an inactive textual reference only. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on its website to the extent required by applicable rules and exchange requirements.

EXECUTIVE COMPENSATION

Calidi Executive Officer and Director Compensation

Unless the context otherwise requires, all references in this section to the “Company,” “Calidi,” “we,” “us,” or “our” refer to the business of Calidi Biotherapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination and to New Calidi and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

The following disclosure concerns the compensation arrangements of Calidi’s named executive officers and directors for the fiscal year ended December 31, 2022 and December 31, 2021 (i.e., pre-Business Combination). Such disclosure should be read together with the compensation tables and related disclosures provided below and in conjunction with Calidi’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus. As an emerging growth company, Calidi has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act.

Summary Compensation Table

The following table provides information regarding total compensation awarded to, earned by, and paid to the named executive officers of Calidi for services rendered to Calidi in all capacities for the fiscal year ended December 31, 2022.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OPTION AWARDS ($)(1)	NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)(2)		TOTAL ($)
Allan Camaisa(3)	2022	43,240	—	772,000	—	722,578	(4)	1,537,818
Chief Executive Officer and Chairman of the Board	2021	25,648	—	639,650	—	446,855	(4)	1,112,153
George Ng(5)	2022	405,640	300,000	1,705,792	—	49,448		2,460,880
President, Chief Operating Officer and Director	2021	—	—	—	—	—		—
Wendy Pizarro(6)	2022	67,901		1,137,200	—	364,176	(7)	1,569,277
Chief Legal Officer, Chief Administrative Officer, Chief Diversity Officer and Corporate Secretary	2021	25,000		294,250	—	110,943	(7)	430,193

(1)

This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in Calidi’s consolidated financial statements. This calculation assumes that the named executive officer will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 11 to Calidi’s consolidated financial statements included in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized, if any, by the named executive officer upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)

This column reflects the aggregate value of other categories of payment, consisting of costs of medical, dental, vision, life and disability insurance coverage, commuter reimbursement fees and cell phone plan costs, paid by Calidi, as well as deferred salary, if any, for certain individuals as discussed in the notes below.

(3)	Mr. Camaisa also serves as the chairman of the board of directors but does not receive any additional compensation in his capacity as a director.
(4)

In addition to the other payments referenced in note (2), under the terms of his employment contract, Mr. Camaisa has deferred salary in the amount of $674,179 for 2022 and $400,000 for 2021 that will be paid upon the Company completing an institutional round of funding for $10 million or more. For a brief description of the deferral arrangement see “Agreements with Named Executive Officers” below. Also see note 5 to Calidi’s consolidated financial statements included in this proxy statement/prospectus for more information. This Business Combination, if completed, is expected to meet the above requirements to trigger payment of all deferred compensation to Mr. Camaisa at the Closing. As of December 31, 2022, aggregate deferred salary payable to Mr. Camaisa was approximately $1,486,000.

(5)

Mr. Ng was hired in February 2022 and serves as a director but does not receive any additional compensation in his capacity as a director other than an initial grant of options to purchase 100,000 shares of common stock upon his appointment. On June 23, 2023, Mr. Ng was terminated as President and Chief Operating Office. He remains a director of Calidi.

(6)	Ms. Pizarro was hired in September 2021.
(7)

In addition to the other payments referenced in note (2), under the terms of her employment contract, Ms. Pizarro has deferred salary in the amount of $325,105 for 2022 and $101,567 for 2021 that will be paid upon the Company completing an institutional round of funding. For a brief description of the deferral arrangement see “Agreements with Named Executive Officers” below. Also see note 5 to Calidi’s consolidated financial statements included in this proxy statement/prospectus for more information. This Business Combination, if completed, is expected to meet the above requirements to trigger payment of all deferred compensation to Ms. Pizarro at the Closing. As of December 31, 2022, aggregate deferred salary payable to Ms. Pizarro was approximately $427,000.

Non-Equity Compensation

We seek to motivate and reward our named executive officers for achievements relative to our corporate goals and expectations for each fiscal year. Each of our named executive officers is eligible to receive an annual performance bonus payable in cash of up to 50% for Mr. Camaisa, up to 35% for George Ng, up to 30% for Ms. Pizarro and up to 50% for other executive officers, as approved by our board of directors from time to time based on the achievement of individual and company-wide annual performance goals as determined by our compensation committee.

Equity Incentive Plan

Prior to January 1, 2019, we adopted the 2016 Stock Plan (the “2016 Plan”) under which we were authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, we reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the 2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, we terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards.

The 2019 Plan reserved the right for the board of directors as the administrator of the plan (the “Administrator”) to issue up to shares pursuant to 20,000,000 equity awards, which was increased to up to 25,500,000 in May 2022, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents awards, stock payment awards, restricted stock units (“RSUs”) and/or stock appreciation rights (“SARs”, together with Options, Restricted Stock and RSUs, “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to our employees, directors, and consultants. As of December 31, 2022, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Stock options remain as the sole outstanding type of award under the 2019 Plans.

Under the 2019 Plan, awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.

No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.

As of December 31, 2022, there were options to purchase 23,914,458 shares of Calidi common stock outstanding under the 2019 Plan, with exercise price ranging from $0.20 per share to $3.86 per share. On January 18, 2023, the Board of Directors approved a repricing for the exercise price for approximately 3.5 million stock options that had been previously granted at $3.86 per share to $2.96 per share to reflect the current fair value of Calidi’s common stock taking this Business Combination into account. All vesting conditions remained unchanged.

Stock Options

Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or “non-qualified” stock options that do not qualify as incentive stock options. Incentive stock options may be granted only to our employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of our common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of our stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a non-qualified stock option.

The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.

Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option.

Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan or upon completion of a merger, including this Business Combination. Although it is anticipated that the Business Combination will not constitute a change in control under the 2019 Plan, it will however, will result in unvested options representing approximately 161,000 shares of common stock that will be subject to accelerated vesting at the Closing.

Outstanding Equity Awards as of December 31, 2022

The following table sets forth certain information about equity awards granted to Calidi’s named executive officers that remained outstanding as of December 31, 2022.

	OPTION AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)		OPTION EXPIRATION DATE
Allan J. Camaisa (granted to AJC Capital, of which Mr. Camaisa is the sole member except for the grant on February 1, 2022 which was granted to Mr. Camaisa individually)	7/01/2016	800,000	—	0.20		7/01/2026
	7/01/2016	1,000,000	—	0.25		7/01/2026
	7/01/2016	100,000	—	0.25		7/01/2026
	1/01/2017	1,000,000	—	0.25		1/01/2027
	1/01/2018	1,000,000	—	0.25		1/01/2028
	1/01/2019	979,167	20,833	0.25		1/01/2029
	1/01/2020	729,167	270,833	1.00		1/01/2030
	03/30/2021	109,375	140,625	1.00		3/30/2031
	12/02/2021	75,000	125,000	1.00		12/2/2031
	12/02/2021	78,125	171,875	1.67		12/2/2031
	2/1/2022	41,667	158,333	3.86	(1)	2/1/2032

George Ng(2)	5/9/2019	500,000	—	0.75		5/09/2029
	10/9/2019	197,917	52,083	0.75		10/09/2029
	3/30/2021	87,500	112,500	1.00		3/30/2031
	2/1/2022	104,167	395,833	3.86	(1)	2/1/2032
	2/1/2022	20,833	79,167	3.86	(1)	2/1/2032

Wendy Pizarro	12/02/2021	120,632	129,368	1.67		12/2/2031
	2/1/2022	83,333	316,667	3.86	(1)	2/1/2032

(1)

On January 18, 2023, the $3.86 exercise price per share was adjusted to $2.96 per share pursuant to a January 2023 valuation and a repricing of certain stock options approved by Calidi’s Board of Directors. All vesting conditions remained unchanged.

(2)	On June 23, 2023, Mr. Ng was terminated as President and Chief Operating Officer. He remains a director of Calidi.

Agreements with Named Executive Officers

We have employment agreements or offer letters with each of our named executive officers. The material terms of each of these agreements are described below. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our company. The employment of each of our named executive officers is “at will” and may be terminated at any time. In addition, each of our named executive officers has executed a form of our standard proprietary information and inventions agreement. In addition, we have employment agreements and arrangements with our other executive officers which provide for similar benefits, participation in bonus plans and severance payments upon a qualifying termination or Change in Control.

Allan Camaisa. On September 1, 2021, we entered into an employment agreement with Allan Camaisa. Mr. Camaisa is entitled to an initial annual base salary of $29,120, which will be increased to an annual base salary of $410,000, in the event we complete a single capital raise of $10 million or more. Mr. Camaisa may also be eligible to receive an annual cash performance bonus under our bonus plan of up to 50% as approved from time to time by the board of directors pursuant to targets set by the compensation committee. Under his employment agreement, Mr. Camaisa also received an option to purchase 250,000 shares of the Company’s common stock and additional stock options may also be granted to him from time to time as determined by the board of directors. Such stock options shall have an exercise price equal to the “Fair Market Value” per share of the Company’s common stock on the date of grant and will be granted pursuant to the Company’s 2019 Equity Incentive Plan.

Effective February 1, 2022, Calidi and Mr. Camaisa entered into an updated employment agreement, which superseded the September 1, 2021 Camaisa Agreement (“Camaisa Updated Employment Agreement”). Under the Camaisa Updated Employment Agreement, Calidi increased Mr. Camaisa’s initial annual base salary to $31,200 (increased to $43,240 to comply with California non-exempt employee requirements) effective as of January 1, 2022. Under the Camaisa Updated Employment Agreement, Calidi recognized that from January 1, 2019, through December 31, 2019, Mr. Camaisa received a deferred annual base salary of $240,000 which has been accrued but unpaid; from January 1, 2020, through January 31, 2022, Mr. Camaisa received a deferred annual base salary of $400,000 per year which has been accrued but unpaid; and effective February 1, 2022, Mr. Camaisa’s deferred base salary will be increased to $450,000 and will continue to accrue at this rate. Upon the completion of an institutional round of funding for $10,000,000 or more, Mr. Camaisa’s annual base salary will be adjusted to $450,000 and his accrued and unpaid deferred compensation will be paid. Mr. Camaisa’s employment agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change in Control.”

George Ng. On February 1, 2022, Calidi’s board of directors appointed George Ng, as a director and President and Chief Operating Officer of Calidi. In connection with Mr. Ng’s appointment, Calidi entered into an employment agreement with Mr. Ng (“Ng Employment Agreement”). Under the Ng Employment Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, payable in three equal monthly installments beginning in May 2022 (of which $100,000 was accrued and unpaid as of December 31, 2022), a grant of options to purchase 500,000 shares of common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share (as adjusted to $2.96 per share in January 2023 noted above) and an acceleration of vesting of certain, previously granted stock options under the 2019 Plan upon the completion of certain events. Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the board of directors pursuant to targets set by the compensation committee. Mr. Ng’s employment agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change in Control.” Mr. Ng also received a grant of options to purchase 100,000 shares of common stock to serve as a director. On June 23, 2023, Mr. Ng was terminated as President and Chief Operating Officer of Calidi. Mr. Ng remains as a director of Calidi. Concurrent with Mr. Ng’s termination, Mr. Ng and Calidi entered into a 6 month consulting agreement, subject to earlier termination by either party. Under the terms of the consulting agreement, Mr. Ng will provide Calidi strategic business advice of up to 10 hours per week. In consideration for Mr. Ng’s services, Mr. Ng’s stock options will continue to vest under each respective stock option agreements’ vesting schedule. Upon termination of the consulting agreement, Mr. Ng shall have 90 days to exercise his vested stock options consistent with the terms of Calidi’s stock option policies. In addition, as discussed below, Mr. Ng entered in a separation agreement and release.

Wendy Pizarro. On September 11, 2021, we entered into an agreement with Ms. Pizarro (the “Pizarro Agreement”). Ms. Pizarro’s base salary is deferred until an institutional round of funding closes. Upon closing of an institutional round of funding, Ms. Pizarro’s annual base salary will be $315,000 retroactive to Ms. Pizarro’s start date. Ms. Pizarro’s base salary will be increased to $380,000 upon Calidi raising a one-time lump sum of $10 million in capital or more. Ms. Pizarro also received a one-time sign-on bonus of $25,000. Subject to board approval, the Pizarro Agreement provides for options to purchase 250,000 shares of common stock at an exercise price equal to fair market value, subject to vesting restrictions. Ms. Pizarro may also be eligible to receive an annual cash performance bonus under our bonus plan of up to 30% as approved from time to time by the board of directors pursuant to targets set by the compensation committee.

Effective February 1, 2022, Calidi and Ms. Pizarro entered into an updated employment agreement adding additional roles and responsibilities of Chief Administrative Officer and Corporate Secretary to her existing roles and responsibilities of Chief Legal Officer and Chief Diversity Officer (“Pizarro Updated Employment Agreement”). Under the Pizarro Updated Employment Agreement, from the date of September 6, 2021 through January 31, 2022, Ms. Pizarro will receive a deferred annual base salary of $315,000 and from February 1, 2022, Ms. Pizarro’s deferred base salary was increased to $400,000. Ms. Pizarro’s base salary will be deferred until an intituitiaon round of funding closes. Ms. Pizarro will be eligible to earn an annual discretionary bonus under our bonus plan of up to 30% her base salary as approved from time to time by the board of directors. In addition, Ms. Pizarro was granted options to purchase 400,000 shares of common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share (as adjusted to $2.96 per share in January 2023 noted above), as well as acceleration of vesting of certain, previously granted stock options under the 2019 Plan upon the completion of certain events. The Pizarro Updated Employment Agreement also provides for certain severance benefits, the terms of which are described below under “— Potential Payments Upon Termination or Change in Control”, and for accrued deferred compensation payment described in the Non-Qualified Deferred Compensation Earnings column in the Summary Compensation Table above.

Potential Payments Upon Termination or Change in Control

Pursuant to their respective employment agreements, each named executive officer is entitled to receive amounts described below upon a qualifying termination or Change in Control.

Allan Camaisa. Pursuant to his employment agreement, if Mr. Camaisa’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his employment agreement, he is entitled to receive: (i) a severance payment equal to twelve months of his then-current base salary and in the event of his termination other than for “cause” or resignation for “good reason” occurs after a Change in Control (as defined in his employment agreement), he will be entitled to receive severance payments equal to twenty-four months of his then-current base salary following his termination, and (ii) continued health benefits under COBRA for up to twelve months (twenty months upon a Change in Control), or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change in Control then, in addition to the foregoing severance payments, all unvested equity awards held by Mr. Camaisa at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of his employment termination date or the date of the Change in Control. In addition, upon a Change in Control due to a merger or acquisition, all unvested equity awards held by Mr. Camaisa at the time will be automatically vested upon execution of the merger or acquisition transaction. Mr. Camaisa’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in favor of Calidi.

George Ng. Pursuant to his employment agreement, if Mr. Ng’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” each as defined in his employment agreement, he is entitled to receive: (i) a severance payment equal to twelve months of his then-current base salary and in the event of his termination other than for “cause” or resignation for “good reason” occurs after a Change in Control, he will be entitled to receive severance payments equal to twenty-four months of his then-current base salary following his termination, and (ii) continued health benefits under COBRA for up to twelve months (twenty months upon a Change in Control), or if earlier, the date he is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change in Control then, in addition to the foregoing severance payments, all unvested equity awards held by Mr. Ng at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of his employment termination date or the date of the Change in Control. In addition, upon a Change in Control due to a merger or acquisition, all unvested equity awards held by Mr. Ng at the time will be automatically vested upon execution of the merger or acquisition transaction. Mr. Ng’s benefits are conditioned, among other things, on his compliance with his post-termination obligations under his employment agreement and his execution of a general release of claims in favor of Calidi. Effective June 23, 2023, Mr. Ng’s employment was terminated (see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus/proxy statement).

On June 23, 2023, Mr. Ng was terminated as President and Chief Operating Officer, and on that same date, Mr. Ng entered into a separation agreement and release (“Ng Separation Agreement”). Under the terms of the Ng Separation Agreement, Mr. Ng will be paid $450,000 all due and payable twelve months from the effective date, as defined in the Ng Separation Agreement. Further, Calidi will reimburse Mr. Ng for his medical premiums pursuant to COBRA for a period of 6 months. In addition, certain bonuses due to Mr. Ng and amounts due to Mr. Ng’s consulting firm in the aggregate amount of $166,000 were contributed for the purchase of a SAFE agreement with Calidi which provides that upon a conversion event, including a business combination, the purchase amount under the SAFEs will automatically convert into the type of stock issued in conversion event, generally equal to the number of shares resulting from the purchase amount of the SAFE at 80% of the per share price issued in the conversion event. Finally, as discussed above, Mr. Ng’s outstanding stock options are subject to the Ng Consulting Agreement. In connection with entering into the Ng Separation Agreement, Calidi and Mr. Ng entered into a mutual general release.

Wendy Pizarro. Pursuant to her employment agreement, if Ms. Pizarro’s employment with us ends due to her resignation for “good reason” or her termination by us other than for “cause,” each as defined in her employment agreement, she is entitled to receive: (i) severance payments equal to six months of her then-current base salary following her termination and in the event of her termination other than for “cause” or resignation for “good reason” occurs after a Change in Control, she will be entitled to receive severance payments equal to twelve months of her then-current base salary following her termination, and (ii) continued premiums for health benefits under COBRA for up to six months (twelve months upon a Change in Control) or if earlier, the date she is eligible for comparable replacement coverage under a subsequent employer’s group health plan. If such termination occurs three months prior to or any time after the occurrence of a Change in Control then, in addition to the foregoing severance payments, all unvested equity awards held by Ms. Pizarro at the time that such termination occurs will be accelerated in full and deemed to have vested as of the later date of her employment termination date or the date of the Change in Control. In addition, upon a Change in Control due to a merger or acquisition, all unvested equity awards held by Ms. Pizarro at the time will be automatically vested upon execution of the merger or acquisition transaction. Ms. Pizarro’s benefits are conditioned, among other things, on her compliance with her post-termination obligations under her employment agreement and her execution of a general release of claims in favor of Calidi.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Calidi during the fiscal year ended December 31, 2022.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, nor earn any benefits under, a nonqualified deferred compensation plan sponsored by Calidi during the fiscal year ended December 31, 2022.

Benefits

Each of the named executive officers is eligible to participate in Calidi’s standard employee benefit plans and programs.

401(k) Plan

We maintain a 401(k) plan intended to qualify as a tax-qualified plan under Section 401 of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which was $20,500 for calendar year 2022. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. As of December 31, 2022, we did not provide any employer match to employee’s contributions, and effective January 1, 2023, the 401(k) plan was changed to a safe harbor plan under which we will make safe harbor contributions equal to 100% of a participant’s elective deferral, not to exceed 4% of compensation.

Other Benefits

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees.

We generally have not provided perquisites or personal benefits except in limited circumstances, and except as set forth above under “Summary Compensation Table,” we did not provide any perquisites or personal benefits to our named executive officers in fiscal year ended December 31, 2022.

2022 Non-Employee Director Compensation

The following table sets forth information concerning the compensation of non-employee directors earned or paid for services rendered to us for the year ended December 31, 2022. Mr. Camaisa and Mr. Ng also served as our directors. Mr. Camaisa’s and Mr. Ng’s compensation as named executive officer is set forth above under “Summary Compensation Table.”

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)(2)	TOTAL ($)
Scott Leftwich(3)	82,494	568,600	651,094
Heehyoung Lee, Ph.D.	—	284,300	284,300
Alfonso Zulueta(4)	—	710,750	710,750
Paul H. Neuharth, Jr.(4)	—	—	—
James A. Schoeneck	—	568,584	568,584

(1)

This column reflects the aggregate grant date fair value of option awards granted during the year measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718, the basis for computing stock-based compensation in our consolidated financial statements. This calculation assumes that the director will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in note 11 to our consolidated financial statements included in this proxy statement/prospectus. These amounts do not reflect the actual economic value that will be realized by the director upon vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	The table below lists the aggregate number of shares subject to option awards outstanding for each of our directors, other than Mr. Camaisa, as of December 31, 2022.
(3)

Certain fees earned by Mr. Leftwich were deferred and unpaid prior to January 1, 2021, and as of December 31, 2022, accrued and unpaid board and advisory fees due to Mr. Leftwich totaled $442,494 (see notes 5 and 7 to our consolidated financial statements included in this proxy statement/prospectus).

(4)	Mr. Zulueta was appointed as a member of the Board of Directors and Mr. Neuharth resigned as a member of the Board of Directors, both effective as of February 1, 2022.

NUMBER OF SHARES SUBJECT TO OUTSTANDING OPTIONS AS OF DECEMBER 31, 2022
Scott Leftwich	1,450,000
Heehyoung Lee, Ph.D.	175,000
George Ng(1)	1,550,000
Alfonso Zulueta	250,000
James A. Schoeneck	775,000

(1)

In February 2022, Mr. Ng. was hired as Calidi’s President and Chief Operating Officer – see Summary Compensation Table above and serves as a director but does not receive any additional compensation in his capacity as a director other than an initial issuance of options to purchase 100,000 shares of common stock. Also includes options to purchase 500,000 shares of common stock granted pursuant to Mr. Ng’s employment contract discussed above. Mr. Ng was terminated as President and Chief Operating Officer on June 23, 2023.

Non-Employee Director Compensation Policy

We provide cash and/or equity-based compensation to certain of our directors for the time and effort necessary to serve as a member of our board of directors. In addition, all of our directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, Compensation Discussion and Analysis disclosure, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

New Calidi Executive Compensation

Following the Business Combination, the Compensation Committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. The compensation policies for New Calidi will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of Calidi and potential other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Subject to any modifications or recommendations by the compensation committee, it is contemplated that the executive officers and directors of New Calidi will initially receive substantially the same compensation that they receive from Calidi prior to the Business Combination, and also be subject to substantially the same severance terms under their respective employment agreement and arrangements with Calidi. The description of the employment agreements and arrangements is forth in the sections titled “Executive Compensation — Calidi Executive Officer and Director Compensation” and section titled, “Certain Relationships and Related Person Transactions — Calidi Related Party Transactions.”

Employee Benefit and Stock Plans

It is anticipated that equity-based compensation will be an important foundation in the executive compensation packages as we believe it will maintain a strong link between executive incentives and the creation of stockholder value. It is anticipated that the performance and equity-based compensation will be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the Incentive Plan described in Proposal No. 4 will be an important element of New Calidi’s compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the 2023 ESPP described in Proposal No. 5.

Exchange Stock Options

As a result of and upon the consummation of the Business Combination, all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of common stock of New Calidi. The 2019 Plan will be terminated effective as of the Closing.

2023 Equity Incentive Plan

Prior to the consummation of the Business Combination, FLAG Board is expected to approve and adopt, subject to FLAG Stockholder approval, the 2023 Equity Incentive Plan (“Incentive Plan”). If the Incentive Plan is approved by the FLAG Stockholders, New Calidi will be authorized to grant equity awards to eligible service providers following consummation of the Business Combination. The purpose of the Incentive Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of New Calidi, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in New Calidi’s future performance through the grant of Awards (as defined in the Incentive Plan).

If FLAG Stockholders approve the Incentive Plan, it will become effective on the consummation of the Business Combination. If the Incentive Plan is not approved by the FLAG Stockholders, it will not become effective. The description of the 2023 Plan is set forth in the section titled “Proposal No. 4 — The Incentive Plan Proposal.”

2023 Employee Stock Purchase Plan

Prior to the consummation of the Business Combination, the FLAG Board is expected to approve and adopt, subject to FLAG Stockholder approval, the 2023 Employee Stock Purchase Plan, hereinafter the 2023 ESPP. The purpose of the 2023 ESPP is to provide a means whereby New Calidi can align the long-term financial interests of its employees with the financial interests of its shareholders. In addition, the board of directors believes that the ability to allow its employees to purchase shares of New Calidi Common Stock will help it to attract, retain, and motivate employees and encourages them to devote their best efforts to New Calidi’s business and financial success.

If FLAG Stockholders approve the 2023 ESPP, it will become effective on the consummation of the Business Combination. If the 2023 ESPP is not approved by the FLAG Stockholders, it will not become effective. The description of the 2023 ESPP is set forth in the section titled “Proposal No. 5 — The ESPP Proposal.”

Limitations of Liability and Indemnification Matters

The Proposed Charter, which will be effective upon consummation of the Business Combination, will limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	any transaction from which the director derived an improper personal benefit; or

•	an officer in any action by or in the right of the corporation.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Proposed Charter, which will be effective upon consummation of the Business Combination, will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. The Proposed Bylaws, which will be effective upon consummation of the Business Combination, will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. The Proposed Bylaws, which will be effective upon consummation of the Business Combination, will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that the Proposed Charter and Proposed Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Proposed Charter and Proposed Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Calidi Related Party Transactions

The following is a description of transactions for the years ended December 31, 2021 and 2022, to which Calidi was a party, in which:

•	the amounts involved exceeded or will exceed the lesser of (1) $120,000, or (2) 1% of the average of Calidi’s total assets for the last two completed fiscal years; and

•

any of its directors, executive officers, or holders of more than 5% of its common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Settlement Arrangement

In July 2020, Calidi’s former executive, co-founder and shareholder of Founders Preferred Stock (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, LLC, and Calidi’s current CEO, asserting certain claims. Calidi denied those allegations and filed a cross-complaint against the Former Executive. On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims. Under the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including entering into a voting agreement with the majority shareholders. Calidi agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity funding, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable. The amount due to the Former Executive will be accelerated upon consummation of the Business Combination.

Financing

Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes and common stock. These investments have included various related parties, including (i) AJC Capital, LLC, an entity beneficially owned and controlled by Allan Camaisa (Calidi’s executive officer, director and principal stockholder) (“AJC Capital”), (ii) other directors and executive officers of Calidi, (iii) Won and Partners, an entity in which Heehyoung Lee (Calidi’s director) (“Won & Partners”) is a partner, (iv) Peng Ventures, an entity in which Mr. Ng (Calidi’s director and executive officer) is a partner, and (iv) other directors and executive officers, as further discussed below.

Common Stock

In June 2021, as an extension fee for the 2020 Term Loan, as further described below, AJC Capital received 45,000 shares of common stock, valued at $1.00 per share.

In 2021, Tony Kalajian (Calidi’s Interim Chief Financial Officer) acquired 175,000 shares of common stock, valued at $1.00 per share and $1.67 per share.

In 2022, Calidi issued 38,860 shares of common stock, valued at $3.86 per shares, to certain directors and other related parties as consideration for various term notes issued for working capital purposes, further discussed under 2022 Term Notes Payable below.

Convertible Notes

2017 Convertible Note

In March 2017, Calidi issued a $150,000 convertible promissory note (the “2017 Convertible Note”) to Scott Leftwich, a director. Calidi issued shares of common stock in lieu of cash interest in the amount of one share of common stock per $1.00 of principal loaned. The value allocated to the common stock was recognized as a debt discount on the 2017 Convertible Note and the amount was insignificant. The 2017 Convertible Note allows Mr. Leftwich, at his election, to convert the principal amount into Series A-1 Convertible Preferred Stock at a conversion price of $1.00. In December 2021, the 2017 Convertible Notes, upon their scheduled maturity dates, were extended to June 30, 2022. In March 2022, Mr. Leftwich converted the 2017 Convertible Note into 150,000 shares of Series A-1 convertible preferred stock.

2018 Convertible Notes

Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties, with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of its shares of common stock per $1.00 of principal loaned. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount into Series A-2 Convertible Preferred Stock at a conversion price of $1.75. In December 2021, the 2018 Convertible Notes, upon their scheduled maturity dates, were extended to June 30, 2022.

In March 2022, Mr. Leftwich converted $450,000 of the 2018 Convertible Note into 257,143 shares of Series A-2 convertible preferred stock. Mr. Leftwich no longer holds any 2018 Convertible Notes.

In July 2022, the maturity date for the 2018 Convertible Notes was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2018 Convertible Notes will accrue interest at 10% per annum. We expect that the 2018 Convertible Notes will be converted into shares of Calidi Common Stock immediately prior to and in connection with the Business Combination.

The following director and executive officer, or their respective affiliates, participated in the 2018 Convertible Notes.

Name and Position	Aggregate Purchase Price
AJC Capital (Mr. Camaisa)	$700,000

Scott Leftwich	$450,000

Paul Neuharth	$25,000

2020 Contingently Convertible Notes, at fair value

In January 2020, Calidi issued a $1.0 million convertible promissory note to Won & Partners, a partnership affiliated with Dr. Lee, Calidi’s director, that was to mature on January 23, 2023, but was extended until June 30, 2023 (the “2020 CCNPs”). Dr. Lee is a partner in a partnership agreement with Won & Partners, who holds the 2020 CCNPs issued by Calidi. The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that are due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders. Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holders, at their sole election, may exercise the conversion option into the type of stock issued in the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00. In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. Upon a Change in Control, the investors will have the option to receive a cash payment equal to the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such Change in Control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal to the principal and accrued interest.

We expect that the 2020 CCNP will be converted into shares of Calidi Common Stock immediately prior and in connection with this Business Combination. No assurance can be given, however, that Won & Partners will convert the 2020 CCNP into Calidi Common Stock prior to and in connection with the Business Combination.

Term Notes Payable

2020 Term Notes Payable

Between March 2020 and May 2020, Calidi issued $600,000 of secured term notes (the “2020 Term Notes”) payable to investors, including $450,000 to AJC Capital. Calidi also issued AJC Capital warrants to purchase 900,000 shares of common stock at an exercise price of $1.00 per share. AJC Capital’s 2020 Term Notes receive interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2%. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a Change in Control, or (iv) the occurrence of an event of default, as defined in the note agreements.

In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all other terms and conditions remained substantially unchanged. As an extension fee, AJC Capital received 45,000 shares of common stock.

In July 2022, the maturity date of the 2020 Term Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2020 Term Note will accrue interest at 10% per annum. We anticipate that the 2020 Term Notes will mature at the closing of the Business Combination and will be paid off at that time.

2022 Term Notes Payable

In December 2022, Calidi issued $1.5 million in term notes (the “2022 Term Notes”) to certain directors, including AJC Capital, Scott Leftwich, James Schoeneck and an executive officer’s family office. The “2022 Term Loans” mature on the earlier of one year from the issuance date or Calidi receiving gross proceeds of $20 million or more from the issuance of shares of common stock or preferred stock in a single transaction. The 2022 Term Loans bear simple interest of 24% per annum, of which 14% is payable in cash at maturity and the remaining 10% of the principal amount invested was paid in shares of Calidi Common Stock, valued at $3.86 per share, due within 30 days of the funding of the 2022 Term Loans. We anticipate that the 2022 Term Notes will mature at the closing of the Business Combination and will be paid off at that time.

Loans Payable

In November 2020, Calidi entered into a Business Loan and Security Agreement with Channel Partners (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in installments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by AJC Capital. In April 2022, the 2020 Business Loan was paid off in full.

2020 Line of Credit

In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital at an exercise price of $1.00 per share. The entire principal amount of the LOC is outstanding and matures on October 26, 2023. The LOC is not expected to be paid off in connection with the closing of the Business Combination.

2021 Secured Note

In January 2021, Calidi entered into a note agreement with Scott Leftwich, Calidi’s director, to borrow up to $500,000 (“2021 Secured Note”). In March 2021, Calidi issued the full amount of the 2021 Secured Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi Common Stock at an exercise price of $1.00 per share. The 2021 Secured Note bears interest at a rate equal to variable 30-day LIBOR plus 3%, subject to floor of 2%, and matures on the earliest of one year from execution of the 2021 Secured Note, or Calidi’s receipt of a qualified equity financing as defined in the note agreement.

In July 2022, the 2021 Secured Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more, accruing interest at 10% per annum. We anticipate that the 2021 Secured Note will mature at the closing of the Business Combination and will be paid off at that time.

Simple Agreement for Future Equity

In 2021, Calidi entered into Simple Agreements for Future Equity (“2021 SAFEs”) with various investors and related parties. The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at a per share conversion price equal to the greater of (i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or (ii) the purchase amount of the SAFE divided by $3.62 per share. A qualified financing event includes a Special Purpose Acquisition Company, merger, a Change in Control or an initial public offering. Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Series A-1 and Series A-2 Convertible Preferred Stock, shall be entitled to receive a cash payment equal to the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

The following directors and executive officers participated in the 2021 SAFE Financing:

Name	Aggregate Purchase Price
AJC Capital	$250,000

Scott Leftwich	$250,000

James Schoeneck	$150,000

Wendy Pizarro and Florentino Pizarro family office	$400,000

In 2022, Calidi entered into SAFE agreements with various investors and related parties (“2022 SAFEs”). The 2022 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2022 SAFEs will automatically convert into the type of stock issued in the financing at a defined conversion price, generally equal to the number of shares resulting from the purchase amount of the SAFE divided by a discount ranging from 70% to 80% of the per share price paid by investors in the financing. Other conversion events include a business combination, a Change in Control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2022 SAFEs, on a pari passu basis with the holders of Series A-1 and Series A-2 Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.

The following directors and executive officers participated in the 2022 SAFE Financing:

Name	Aggregate Purchase Price
AJC Capital and Jamir Trust (controlled by AJC Capital)	$1,000,000

Scott Leftwich	$350,000

Alfonso Zulueta	$1,000,000

Wendy Pizarro and Florentino Pizarro family office	$200,000

Office Lease Agreement

On October 10, 2022, Calidi entered into an Office Lease Agreement (the “San Diego Lease”) of a building containing 15,197 square feet of rentable space located in San Diego, California (the “Premises”) that will serve as Calidi’s new principal executive and administrative offices and laboratory facility. Calidi completed constructing tenant improvements at the Premises and moved into the Premises in March 2023. The San Diego Lease term is through March 2027.

To secure and execute the San Diego Lease, Mr. Allan Camaisa provided a personal Guaranty of Lease of up to $900,000 (the “Guaranty”) to the lessor for Calidi’s future performance under the San Diego Lease agreement. As consideration for the Guaranty, Calidi agreed to pay Mr. Camaisa 10% of the Guaranty amount for the first year of the San Diego Lease, and 5% per annum of the Guaranty amount thereafter through the life of the lease, with all amounts accrued and payable at the termination of the San Diego Lease or release of Mr. Camaisa from the Guaranty by the lessor, whichever occurs first.

Consulting and Other Arrangements

As of December 31, 2022 and 2021, Calidi had accounts payable and accrued expenses for approximately $170,000 and $137,000, respectively, owed to AJC Capital for primarily rent expense for temporary use of a personal house for company office space in 2020. In addition, it reflects amounts owed to Peng Ventures for certain consulting expenses. The consulting agreement with Peng Ventures was terminated upon hiring Mr. Ng. in February 2022 as President and Chief Operating Officer.

On April 1, 2022, Calidi entered into an advisory agreement (the “Advisory Agreement”) with Scott Leftwich, a member of the Calidi Board of Directors, for providing certain strategic and advisory services. Mr. Leftwich will receive an advisory fee of $9,166 per month not to exceed $120,000 per annum, accrued and payable upon Calidi raising $10 million or more in equity proceeds, as defined in the Advisory Agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma combined financial information presents the combination of the financial information of FLAG and Calidi, adjusted to give effect to the Business Combination and related Transactions. The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined balance sheet as of March 31, 2023, is presented as if the merger had occurred on March 31, 2023. The unaudited pro forma combined statements of operations for the three months ended March 31, 2023, and the year ended December 31, 2022, give effect to the merger, as if it had been completed on January 1, 2022.

The Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, FLAG will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. Calidi was determined to be the accounting acquirer primarily because, among other factors, Calidi Stockholders will collectively own a majority of the outstanding shares of New Calidi as of the closing of the Merger, Calidi will nominate six of the seven directors on the board of directors as of the closing of the Merger and Calidi’s management will continue to manage and operate New Calidi. Additionally, Calidi’s business will comprise the ongoing operations of New Calidi immediately following the consummation of the Merger. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Calidi issuing shares for the net assets of FLAG, followed by a recapitalization. Accordingly, the consolidated assets, liabilities, and results of operations of Calidi will become the historical financial statements of the combined go-forward company, and FLAG’s assets, liabilities and results of operations will be consolidated with Calidi beginning on the acquisition date.

Calidi and FLAG have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. The unaudited pro forma combined statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the Merger, as they are nonrecurring in nature. In addition, the unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. However, the unaudited pro forma combined balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The historical financial information of FLAG was derived from the unaudited condensed financial statements of FLAG as of and for the three months ended March 31, 2023, and from the audited financial statements of FLAG as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of Calidi was derived from the unaudited condensed consolidated financial statements of Calidi as of and for the three months ended March 31, 2023, and from the audited consolidated financial statements of Calidi as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. This information should be read together with FLAG’s and Calidi’s audited financial statements and related notes, the sections titled “FLAG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Calidi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

These unaudited pro forma combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related Transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the notes. Actual results may differ materially from the assumptions within this unaudited pro forma combined financial information. New Calidi will incur additional costs after the Merger in order to satisfy its obligations as an SEC-reporting public company.

The Business Combination and Related Transactions

On January 9, 2023, FLAG and Calidi entered into an Agreement and Plan of Merger, (the “Merger Agreement”), as amended, with FLAG Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), First Light Acquisition Group, LLC (the “Sponsor”), in its capacity as Purchaser Representative for purposes of the Merger Agreement, and Allan Camaisa, in his capacity as Seller Representative for purposes of the Merger Agreement. All of the Transactions that are the subject of the Merger Agreement are referred to collectively as the “Business Combination.” As a result of the Business Combination, all outstanding stock of Calidi will be cancelled in exchange for the right to receive newly issued shares of common stock of New Calidi, par value $0.0001 per share (“Common Stock”) and all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of New Calidi Common Stock. The total consideration to be received by Calidi Security Holders at the Closing will be newly issued shares of New Calidi Common Stock and securities convertible or exchangeable for newly issued shares of New Calidi Common Stock with an aggregate value equal $250,000,000 (the “Merger Agreement”), subject to an adjustment of $25,000,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing, (the “Merger Consideration”), with each Calidi Stockholder receiving for each share of Calidi Common Stock held (after giving effect to the exchange or conversion of all outstanding Calidi Preferred Stock for shares of Calidi Common Stock and treating all vested in-the-money Calidi Convertible Securities (including, on a net exercise basis, all vested qualified Calidi Options but excluding all vested non-qualified stock options) as if such securities had been exercised as of immediately prior to the Merger, but excluding all unvested Calidi Options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing. If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license contract involving Calidi’s technology (a “Pre-Closing Milestone Contract”), the Merger Consideration will be increased by an amount equal to the aggregate up-front cash payments received by Calidi pursuant to any such Pre-Closing Milestone Contracts. Furthermore, as an additional consideration, each Company Stockholder is entitled to earn, on a pro rata basis, up to 18,000,000 Escalation Shares, upon the occurrence of an Escalation Achievement Date, and each Non-Redeeming FLAG Class A Common Stockholder is entitled to receive, on a pro rata basis, up to 2,000,000 Non-Redeeming Continuation Shares, as defined in the Merger Agreement, as amended. The Escalation Shares and the Non-Redeeming Continuation Shares are determined to be equity classified. For purposes of the presentation of unaudited pro forma combined financial information, it is assumed that the number of shares of Class A Common Stock issued by FLAG to the Calidi Security Holders at the Closing is 27,500,000 shares (though the exact number of securities issuable to the Calidi Security Holders pursuant to the Merger Agreement will be determined based on the terms of the Merger Agreement, with the number of shares that each holder of Calidi Common Stock will receive to be determined based on a conversion ratio to be determined as of the Closing Date, taking into account, among other factors, any further adjustments to the Merger Consideration as of the Closing Date). The unaudited pro forma combined financial information contained herein includes the June 2023 Series B Convertible Preferred Stock firm commitments secured by Calidi, as discussed further below. At the Closing, 150,000 shares of Common Stock otherwise issuable to Calidi Security Holders as Merger Consideration will be held back and deposited into an escrow account for release to the Calidi Stockholders if the post-closing net debt true-up results in an increase in the amount of the Merger Consideration. The unaudited pro forma combined financial information contained herein does not account for the assumption by New Calidi at the Closing of unvested Calidi Stock Options or vested Non-Qualified Stock Options or future issuances of shares of Common Stock upon exercise thereof.

The unaudited pro forma combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of FLAG’s Class A Common Stock:

•

Assuming No Redemptions: This scenario assumes that none of FLAG’s public shareholders exercise redemption rights with respect to their public shares and receive an additional 2,000,000 FLAG Non-Redeeming Continuation Shares in connection with the Closing pursuant to the Merger Agreement, as amended.

•

Assuming Maximum Redemptions: This scenario assumes that all 4,128,024 shares of Common Stock are redeemed for aggregate redemption payments of approximately $43.3 million (assuming a redemption price of approximately $10.50 per share (which includes the $0.10 per share June 2023 Extension Payment including interest) of Common Stock, based on funds in the Trust Account and working capital available to FLAG outside of the Trust Account as of March 31, 2023), which represents the maximum number of shares of Common Stock that can be redeemed in connection with the Closing and no additional shares are issued to public shareholders with maximum redemption. As all of the holders of FLAG’s Class B Common Stock waived their redemption rights, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum Redemptions.

The following summarizes the pro forma Common Stock outstanding under the two scenarios:

	No Redemption		Maximum Redemption(3)
	Class A Common Stock	%	Class A Common Stock	%
Stockholders
Calidi Stockholders(1)	27,500,000	69.8%	27,500,000	82.7%
FLAG Public Stockholders (redeemable shares)	4,128,024	10.5%	—	—%
Founder Shares(2)	5,750,000	14.6%	5,750,000	17.3%
FLAG Non-Redeeming Continuation Shares	2,000,000	5.1%	—	—%

Total Shares of Common Stock outstanding at Closing of the Business Combination	39,378,024	100.0%	33,250,000	100.0%

(1)

The Pro Forma Financial Information has been prepared based on an assumed issuance of 27,500,000 shares of Class A Common Stock to the Calidi Security Holders at the Closing and assuming no further adjustment to the Merger Consideration for Calidi indebtedness, net of cash and no adjustment for Escalation Shares, calculated based on the following assumptions: (i) that the number of shares of Calidi Stock on an as-converted to Common Stock basis as of the Closing Date is the same as the number of shares of Calidi Stock outstanding as of March 31, 2023 on an as-converted to Common Stock basis; (ii) that all outstanding Calidi Warrants and vested Calidi Incentive Stock Options are net exercised on or prior to the Closing Date in accordance with their terms; (iii) that there is no pre- or post-Closing adjustment to the Merger Consideration for any contingent consideration, and no adjustment on account of Calidi’s Net Debt as of the Closing Date; (iv) that the Conversion Rate, to be determined in accordance with the terms of the Merger Agreement based on the number of shares of Calidi Common Stock, as of the Closing Date, is equal to an estimated 0.40 Conversion Ratio, and (v) that all other Calidi Securities outstanding as of immediately prior to the Closing Date are converted in shares of Calidi Common Stock in accordance with their terms (other than vested non-qualified Calidi stock options which are not part of the determination of the Conversion Rate) and all Calidi Options outstanding which will be assumed by FLAG in accordance with the Merger Agreement, which are not included in the Merger Consideration (or the presentation of pro forma ownership reflected in table above). The actual Conversion Ratio and the actual number of shares to be issued to the Calidi Stockholders will be calculated as of the Closing Date and may be different than the assumed Conversion Ratio and the number of such shares presented for purposes of this section.

(2)

Represents 2,189,577 founder shares held by the Sponsor, 742,801 founder shares held by Metric and 2,817,622 founder shares that have been transferred to third party investors (which includes 514,968 founder shares transferred or to be transferred to investors in connection with the Series B Financing).

(3)

Under the “Maximum Redemptions” scenario as presented in this proxy statement/prospectus and assuming the Minimum Cash Condition is not satisfied, the parties to the Business Combination would have to agree to a mutual waiver of such condition to complete the Business Combination, which is neither assured nor assumed would occur.

The following unaudited pro forma combined balance sheet as of March 31, 2023 and the unaudited pro forma combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 are based on the historical financial statements of FLAG and Calidi. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments are described in these notes. Actual results may differ materially from the assumptions used to present this unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Balance Sheet

March 31, 2023

(in thousands, except share data)

	As of March 31, 2023		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2023	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2023
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash	$919	$83	$1,410	D	$52,192	$1,410	D	$8,862
			25,000	F.1		25,000	F.1
			43,330	E2		(6,480)	G
			(6,480)	G		(2,187)	H
			(2,187)	H		900	N
			900	N		(900)	N
			(900)	N		(873)	N
			(873)	N		(8,587)	I.1
			(8,587)	I.1		(423)	O
			(423)	O
Due from related party	—	1	—		1	—		1
Prepaid expenses and other current assets	459	185	—		644	—		644

Total current assets	1,378	269	51,190		52,837	7,860		9,507
Machinery and equipment, net	1,186	—	—		1,186	—		1,186
Operating lease right-of-use assets, net	4,827	—	—		4,827	—		4,827
Deferred financing costs and other noncurrent assets	868	—	(614)	H	254	(614)	H	254
Marketable securities held in trust	—	42,907	(43,330)	E.2	—	(43,330)	E.1	—
			423	O		423	O

Total assets	$8,259	$43,176	$7,669		$59,104	$(35,661)		$15,774

	As of March 31, 2023		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2023	Transaction Accounting Adjustments (Assuming Maximum Redemptions)			As of March 31, 2023
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Liabilities, convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$2,391	$142	$(142)	G	$2,391	$(142)		G	$2,391
Related party accounts payable	147	—	—		147	—			147
Accrued expenses and other current liabilities	5,657	4,803	1,948	G	3,912	1,948		G	3,912
			(6,338)	G		(6,338)		G
			2,086	H		2,086		H
			(2,187)	H		(2,187)		H
			190	J		190		J
			(2,697)	I.1		(2,697)		I.1
			450	P		450		P
Related party accrued expenses and other current liabilities	233	—	—		233	—			233
Accrued interest payable	—	73	—		73	—			73
Legal settlement liability	580	—	(580)	I.1	—	(580)		I.1	—
Loans payable, net of issuance costs	1,000	—	—		1,000	—			1,000
Term notes payable, net of discount, including accrued interest	1,250	—	(1,250)	I.1	—	(1,250)		I.1	—
Related party term notes payable, net of discount, including accrued interest	3,553	—	900	N	600	900		N	600
			(900)	N		(900	) N
			873	N		873		N
			(873)	N		(873	) N
			(2,953)	I.1		(2,953)		I.1
Promissory notes — related parties, net of debt discount	—	1,463	(973)	I.1	—	(973)		I.1	—
			(490)	I.2		(490)		I.2
Contingent interest liability	—	134	(134)	I.1	—	(134)		I.1	—
Related party convertible notes payable, including accrued interest	822	—	(822)	B.3	—	(822)		B.3	—
Related party contingently convertible notes payable, including contingently issuable warrants, at fair value	1,508	—	(1,508)	B.4	—	(1,508)		B.4	—
Simple agreements for future equity (SAFE), at fair value	26,951	—	1,410	D	—	1,410		D	—
			(28,361)	B.5		(28,361)		B.5
Related party SAFE, at fair value	4,746	—	(4,746)	B.5	—	(4,746)		B.5	—
Finance lease liability, current	71	—	—		71	—			71
Operating lease right-of-use liability, current	919	—	—		919	—			919

Total current liabilities	49,828	6,615	(47,097)		9,346	(47,097)			9,346
Operating lease right-of-use liability, noncurrent	3,798	—	—		3,798	—			3,798
Finance lease liability, noncurrent	126	—	—		126	—			126
Warrant liability	—	657	—		657	—			657
Forward purchase unit liability	—	881	—		881	—			881

Total liabilities	$53,752	$8,153	$(47,097)		$14,808	$(47,097)			$14,808

	As of March 31, 2023		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2023	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2023
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Founders convertible preferred stock, $0.0001 par value, 10,500,000 shares authorized; 10,402,000 shares issued and outstanding as of March 31, 2023; liquidation preference of $2,080 as of March 31, 2023; none issued and outstanding on a pro forma basis	1,354	—	(1,354)	B.1	—	(1,354)	B.1	—
Series A-1 convertible preferred stock, $0.0001 par value, 5,000,000 shares authorized; 4,316,000 shares issued and outstanding as of March 31, 2023; liquidation preference of $4,316 as of March 31, 2023; none issued and outstanding on a pro forma basis	3,871	—	(3,871)	B.1	—	(3,871)	B.1	—
Series A-2 convertible preferred stock, $0.0001 par value, 4,000,000 shares authorize as of March 31, 2023; 2,545,000 shares issued and outstanding as of March 31, 2023; liquidation preference of $4,454 as of March 31, 2023; none issued and outstanding on a pro forma basis	4,376	—	(4,376)	B.1	—	(4,376)	B.1	—
Series B convertible preferred stock	—	—	25,000	F.1	—	25,000	F.1	—
			(25,000)	B.2		(25,000)	B.2
Class A common stock subject to possible redemption, 23,000,000 issued and 4,128,024 outstanding as of March 31, 2023 at redemption value	—	42,907	(43,330)	E1	—	(43,330)	E1	—
			423	O		423	O
Stockholders’ (deficit) equity:
Class A common stock, $0.0001 par value 300,000,000 shares authorized; none issued and outstanding (excluding 4,128,024 shares subject to possible redemption as of March 31, 2023)	—	—	4	B.6	4	4	B.6	4
Class B common stock, $0.0001 par value; 30,000,000 shares authorized, 5,750,000 shares issued and outstanding	—	1	(1)	B.6	—	(1)	B.6	—
Common stock, $0.0001 par value, 120,000,000 shares authorized; 21,068,689 shares issued and outstanding as of March 31, 2023	2	—	(2)	B.6	—	(2)	B.6	—
Additional paid-in capital	21,734	—	(7,885)	A	124,248	(7,885)	A	80,918
			70,037	B.6		70,037	B.6
			(423)	O		(423)	O
			5,150	F.2		5,150	F.2
			(5,150)	F.2		(5,150)	F.2
			43,330	E1		(2,700)	H
			(2,700)	H		155	K
			155	K		—	C
			—	C

	As of March 31, 2023		Transaction Accounting Adjustments (Assuming No Redemptions)		As of March 31, 2023	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		As of March 31, 2023
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Accumulated other comprehensive loss, net of tax	(12)	—	—		(12)	—		(12)
Accumulated deficit	(76,818)	(7,885)	7,885	A	(79,944)	7,885	A	(79,944)
			(1,948)	G		(1,948)	G
			(190)	J		(190)	J
			(155)	K		(155)	K
			(873)	N		(873)	N
			490	I.2		490	I.2
			(450)	P		(450)	P
Total stockholders’ (deficit) equity	(55,094)	(7,884)	107,274		44,296	63,944		966

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$8,259	$43,176	$7,669		$59,104	$(35,661)		$ 15,774

The accompanying notes are an integral part of the unaudited pro forma statements.

Unaudited Pro Forma Combined Statement of Operations

For the Three Months Ended March 31, 2023

(in thousands, except per share and share amounts)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2023	Transaction Accounting Adjustments (Assuming No Redemptions)		Three Months Ended March 31, 2023	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Three Months Ended March 31, 2023
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Service revenues	$—	$—	$—		$—	$—		$—
Operating expenses
Cost of revenues	—	—	—		—	—		—
Research and development	(2,622)	—	(19)	J	(2,641)	(19)	J	(2,641)
General and administrative	(2,792)	—	(19)	J	(3,261)	(19)	J	(3,261)
			(450)	P		(450)	P
Operating costs	—	(2,029)	—		(2,029)	—		(2,029)

Total operating expenses	(5,414)	(2,029)	(488)		(7,931)	(488)		(7,931)

Loss from operations	(5,414)	(2,029)	(488)		(7,931)	(488)		(7,931)
Other income (expense), net:
Interest expense	(67)	—	416	N	349	416	N	349
Interest expense — related party	(150)	—	—		(150)	—		(150)
Change in fair value of debt	(1,026)	—	1,026	L	—	1,026	L	—
Change in fair value of debt — related party	(487)	—	487	L	—	487	L	—
Other expense, net	(5)	—	—		(5)	—		(5)
Change in fair value of warrant liability	—	89	—		89	—		89
Change in fair value of forward purchase units	—	(555)	—		(555)	—		(555)
Change in fair value of contingent Interest liability	—	(102)	—		(102)	—		(102)
Earnings on marketable securities held in Trust Account	—	426	(426)	M	—	(426)	M	—
Unrealized gain on marketable securities held in Trust Account	—	28	(28)	M	—	(28)	M	—
Debt discount amortization	—	(16)	—		(16)	—		(16)
Grant income	691	—	—		691	—		691

Income (loss) before income taxes	(6,458)	(2,159)	987		(7,630)	987		(7,630)
Income tax provision	(4)	(65)	—		(69)	—		(69)

Net loss	$(6,462)	$(2,224)	$987		$(7,699)	$987		(7,699)
Net loss attributable to common stockholders	$(6,462)	$(2,224)	$987		$(7,699)	$987		(7,699)
Basic and diluted net loss per share, redeemable Class A common stock		$(0.16)
Weighted average shares outstanding of redeemable Class A common stock		4,128,024
Basic and diluted net loss per share, non-redeemable Class B common stock		$(0.27)
Weighted average shares outstanding of non-redeemable Class B common stock		5,750,000
Net loss per share attributable to common stockholders — basic and diluted	$(0.31)				$(0.20)			$(0.23)
Weighted average common shares outstanding — basic and diluted	20,792,289		18,585,735	B	39,378,024	12,457,711	B, E.1	33,250,000

The accompanying notes are an integral part of the unaudited pro forma statements.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except per share and share amounts)

	Year Ended December 31, 2022	Year Ended December 31, 2022	Transaction Accounting Adjustments (Assuming No Redemptions)		Year Ended December 31, 2022	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Year Ended December 31, 2022
	Calidi (Historical)	FLAG (Historical)			Pro Forma Combined (Assuming No Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Service revenues	$45	$—	$—		$45	$—		$45
Operating expenses
Cost of revenues	(14)	—	—		(14)	—		(14)
Research and development	(7,257)	—	(75)	J	(7,332)	(75)	J	(7,332)
General and administrative	(15,902)	—	(1,948)	G	(18,082)	(1,948)	G	(18,082)
			(77)	J		(77)	J
			(155)	K		(155)	K
Operating costs	—	(4,670)	—		(4,670)	—		(4,670)
Total operating expenses	(23,173)	(4,670)	(2,255)		(30,098)	(2,255)		(30,098)

Loss from operations	(23,128)	(4,670)	(2,255)		(30,053)	(2,255)		(30,053)

Other income (expense), net:
Interest expense	(42)	—	2,013	N	1,971	2,013	N	1,971
Interest expense — related party	(116)	—	—		(116)	—		(116)
Change in fair value of debt and
SAFE instruments	(1,887)	—	1,887	L	—	1,887	L	—
Change in fair value of debt and SAFE instruments — related party	(238)	—	227	L	(11)	227	L	(11)
Other expense, net	(5)	—	—		(5)	—		(5)
Change in fair value of warrant liability	—	6,724	—		6,724	—		6,724
Change in fair value of forward purchase units	—	195	—		195	—		195
Earnings on marketable securities held in Trust Account	—	1,628	(1,628)	M	—	(1,628)	M	—

Income (loss) before income taxes	(25,416)	3,877	244		(21,295)	244		(21,295)
Income tax provision	(11)	(347)	—		(358)	—		(358)

Net income (loss)	$(25,427)	$3,530	$244		$(21,653)	$244		$(21,653)
Net income (loss) attributable to common stockholders	$(25,427)	$3,530	$244		$(21,653)	$244		$(21,653)
Basic and diluted net income per share, redeemable Class A common stock		$0.18
Weighted average shares outstanding of redeemable Class A common stock		17,674,483
Basic and diluted net income per share, non-redeemable Class B common stock		$0.05
Weighted average shares outstanding of non-redeemable Class B common stock		5,750,000
Net loss per share attributable to common stockholders — basic and diluted	$(1.24)				$(0.55)			$(0.65)
Weighted average common shares outstanding — basic and diluted	20,432,820		18,945,204	B	39,378,024	12,817,180	B, E.1	33,250,000

The accompanying notes are an integral part of the unaudited pro forma statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED

FINANCIAL INFORMATION

1. Description of Transaction

On January 9, 2023, FLAG and Calidi entered into an Agreement and Plan of Merger, (the “Merger Agreement”), as amended, with FLAG Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), First Light Acquisition Group, LLC (the “Sponsor”), in its capacity as Purchaser Representative for purposes of the Merger Agreement, and Allan Camaisa, in his capacity as Seller Representative for purposes of the Merger Agreement. All of the Transactions that are the subject of the Merger Agreement are referred to collectively as the “Business Combination.” As a result of the Business Combination, all outstanding stock of Calidi will be cancelled in exchange for the right to receive newly issued shares of common stock of New Calidi, par value $0.0001 per share (“Common Stock”) and all outstanding options to purchase Calidi stock will be exchanged for options exercisable for newly issued shares of New Calidi Common Stock. The total consideration to be received by Calidi Security Holders at the Closing will be newly issued shares of New Calidi Common Stock and securities convertible or exchangeable for newly issued shares of New Calidi Common Stock with an aggregate value equal to $250,000,000 (the “Merger Agreement”), subject to an adjustment of $25,000,000 pursuant to the net debt adjustment provisions of the Merger Agreement by reason of the Series B Financing, (the “Merger Consideration”), with each Calidi Stockholder receiving for each share of Calidi Common Stock held (after giving effect to the exchange or conversion of all outstanding Calidi Preferred Stock for shares of Calidi Common Stock and treating all vested in-the-money Calidi Convertible Securities (including, on a net exercise basis, all vested qualified Calidi Options but excluding all vested non-qualified stock options) as if such securities had been exercised as of immediately prior to the Merger, but excluding all unvested Calidi Options and any treasury stock) a number of shares of Common Stock equal to a conversion ratio to be determined as of the Closing. If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license contract involving Calidi’s technology (a “Pre-Closing Milestone Contract”), the Merger Consideration will be increased by an amount equal to the aggregate up-front cash payments received by Calidi pursuant to any such Pre-Closing Milestone Contracts. Furthermore, as an additional consideration, each Company Stockholder is entitled to earn, on a pro rata basis, up to 18,000,000 Escalation Shares, upon the occurrence of an Escalation Achievement Date, and each Non-Redeeming FLAG Class A Common Stockholder is entitled to receive, on a pro rata basis, up to 2,000,000 Non-Redeeming Continuation Shares, as defined in the Merger Agreement, as amended. The Escalation Shares and the Non-Redeeming Continuation Shares are determined to be equity classified. For purposes of the presentation of unaudited pro forma combined financial information, it is assumed that the number of shares of Class A Common Stock issued by FLAG to the Calidi Security Holders at the Closing is 27,500,000 shares (though the exact number of securities issuable to the Calidi Security Holders pursuant to the Merger Agreement will be determined based on the terms of the Merger Agreement, with the number of shares that each holder of Calidi Common Stock will receive to be determined based on a conversion ratio to be determined as of the Closing Date, taking into account, among other factors, adjustments to the Merger Consideration as of the Closing Date). The unaudited pro forma combined financial information contained herein includes the June 2023 Series B Convertible Preferred Stock firm commitments secured by Calidi, as discussed further below. The unaudited pro forma combined financial information contained herein does not assume any PIPE investments as there are no definitive binding agreements in place as of the filing of this proxy statement/ prospectus. At the Closing, 150,000 shares of Common Stock otherwise issuable to Calidi Security Holders as Merger Consideration will be held back and deposited into an escrow account for release to the Calidi Stockholders if the post-closing net debt true-up results in an increase in the amount of the Merger Consideration. The unaudited pro forma combined financial information contained herein does not account for the assumption by New Calidi at the Closing of unvested Calidi Stock Options or vested Non-Qualified Stock Options or future issuances of shares of Common Stock upon exercise thereof.

2. Basis of Pro Forma Presentation

The Merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, FLAG will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Calidi issuing shares for the net assets of FLAG, followed by a recapitalization. The net assets of FLAG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Calidi.

The unaudited pro forma combined balance sheet as of March 31, 2023 assumes that the Merger and related Transactions occurred on March 31, 2023. The unaudited pro forma combined statements of operations for the three months ended March 31, 2023, and the year ended December 31, 2022 gives pro forma effect to the Merger as if it had been completed on January 1, 2022. These periods are presented on the basis that Calidi is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and related Transactions are based on certain currently available information and certain assumptions and methodologies that FLAG believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. FLAG believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger and related Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Calidi. They should be read in conjunction with the historical financial statements and notes thereto of FLAG and Calidi.

3. Accounting Policies and Reclassifications

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Calidi. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma combined financial information. As a result, the unaudited pro forma combined financial information does not assume any differences in accounting policies.

4. Pro Forma Adjustments

The unaudited pro forma combined financial information has been prepared to illustrate the effect of the Merger and related Transactions and has been prepared for informational purposes only.

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

FLAG has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma combined financial information. Therefore, the unaudited pro forma combined statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. In addition, the unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. However, the unaudited pro forma combined balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs. Calidi and FLAG have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Given Calidi’s history of net losses and full valuation allowance on its net deferred tax assets, the pro forma adjustments to the unaudited pro forma combined statements of operations resulted in no income tax adjustment to the pro forma financials.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma combined statement of operations are based upon the number of Calidi’s shares outstanding, assuming the Merger and related Transactions occurred on January 1, 2022.

The unaudited pro forma adjustments included in the unaudited pro forma combined financial information are as follows (amounts in thousands, except share and per share data):

A.	Reflects the recapitalization and elimination of FLAG’s pre-merger accumulated deficit balance.

B.

Reflects the adjustments and conversions as follows: (1) convert aggregate principal value of $9,601 of Calidi Preferred Stock (Founders, Series A-1 and A-2) at an applicable contractual conversion rate of 1.0 or 1.75, as defined in the agreements, (2) convert aggregate principal value of $25,000 of Calidi Series B Convertible Preferred Stock (see adjustment F) at an applicable contractual conversion rate of 2.55 or 2.83, as defined in the agreements, (3) Calidi convertible notes’ aggregate value of $822 at an applicable contractual conversion rate of either 1.0 or 1.75, as defined in the agreements, (4) Calidi contingently convertible notes aggregate value of $1,508 at a contractual conversion rate of 2.0, and (5) various Calidi SAFE agreements with an aggregate value of $33,107 at applicable contractual conversion rates of 2.0, 2.4, 2.35, 2.69, or 3.62 into the New Calidi Common Stock resulting in, (6) all of the above convertible instruments (1) through (5) converting into Calidi Common Stock immediately before the Closing, which are then converted into New Calidi Common Stock using an estimated Conversion Ratio of approximately 0.40, resulting in, on a pro rata basis, 27,500,000 shares of FLAG Class A Common Stock issued at par value $0.0001 to Calidi Stockholders, and (7) FLAG Class B Common Stock converting to FLAG Class A Common Stock.

C.

Reflects the equity classified earnout contingent consideration for Calidi Security Holders and Non Redeeming FLAG Class A Common Stock holders who are entitled to earn, on a pro rata basis, up to 18,000,000 Escalation Shares, upon the occurrence of an Escalation Achievement Date, and 2,000,000 FLAG Non-Redeeming Continuation Shares, as defined in the Merger Agreement, as amended.

D.

Reflects the assumed proceeds of $1,410 received from SAFE instruments entered into by Calidi which were funded subsequent to March 31, 2023, and included in adjustment B above. All SAFEs are converted into Calidi Common Stock as part of adjustment B.

E.

Reflects (1) the redemption of 4,128,024 shares of FLAG Class A Common Stock for an aggregate payment of $43,330 at $10.50 per share (which includes the $0.10 per share June 2023 Extension Payment including interest, refer to adjustment O) under the “Maximum Redemptions” scenario, and (2) the reclassification of cash and cash equivalents held in FLAG’s trust account (including the related interest receivable and June 2023 Extension Payment) of approximately $43,330 under “No Redemptions” scenario to fund Business Combination consideration, which would also trigger the issuance of an additional 2,000,000 FLAG Non-Redeeming Continuation Shares in adjustment C.

F.	Reflects (1) the assumed proceeds of $25,000 received from Calidi Series B Convertible Preferred Stock Purchase Agreements (“SPA”) which is funded subsequent to March 31, 2023 at the Closing,

and included in adjustment B above. Series B Convertible Preferred Stock is converted into Calidi Common Stock as part of adjustment B; (2) the value of the transferred 514,968 Founder Shares amounting to $5,150, as an incentive to the Series B Preferred Stock investors.

G.

To record FLAG’s $1,948 of estimated transaction costs associated with advisory fees and transactional fees, anticipated to be incurred subsequent to March 31, 2023, in the combined statements of operations for the year ended December 31, 2022. Total FLAG transaction costs of $6,480 (comprised of $142 and $6,338 in accounts payable and accrued expenses and other current liabilities, respectively) that are incurred and anticipated to be incurred, which is expected to be paid from Closing proceeds. Approximately $4,532 of the FLAG transaction costs are incurred and already reflected within the year ended December 31, 2022 and three months ended March 31, 2023 combined statements of operations of FLAG. These costs will not affect the Company’s combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

H.

To record Calidi’s $2,086 of estimated transaction costs associated with advisory fees and transactional fees, anticipated to be incurred subsequent to March 31, 2023. Total Calidi transaction costs of $2,700 that are incurred and anticipated to be incurred, which is expected to be paid from Closing proceeds or from Calidi’s operating cash as applicable. $300 of the total Calidi transactions costs of $2,700 are due within 180 days of Closing of the Merger. Approximately $614 of transaction costs are incurred and already reflected within the three months ended March 31, 2023 balance sheet of Calidi, of which $213 were paid as of March 31, 2023, leaving a balance of $401 included in accrued expenses and other current liabilities as of March 31, 2023. As a result, the total estimated transaction costs to be paid at the Closing of the Merger as shown in this adjustment is $2,187, comprised of $2,086 and $401, less $300, as discussed above. These costs will not affect the Company’s combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

I.

Reflects (1) the settlement of certain liabilities recorded as of March 31, 2023, that are expected to be settled with at or following the Closing for the total of $8,587 consisting of (a) Calidi’s deferred compensation liability of $2,697, (b) Calidi’s related party legal settlement liability of $580, (c) Calidi’s term notes payable of $4,203, (d) FLAG’s promissory note – related parties of $973 and (e) FLAG’s contingent interest liability of $134 as well as (2) the April 5, 2023 cancellation of FLAG’s certain promissory notes – related parties of $490 obtained in association with the Extension Fee, for which such promissory notes will not be required to be repaid upon the consummation of the Business Combination. See adjustment N for the payment of the accrued interest post March 31, 2023 at the Close of Business Combination, on Calidi’s term notes payable and FLAG’s promissory notes noted above.

J.

This adjustment reflects new compensation arrangements executed with eleven key executives and employees in connection with the Merger, resulting in a $152 and $38 increase in the compensation within the combined statements of operations for the year ended December 31, 2022 and the three months ended March 31, 2023.

K.

To record the partial acceleration of certain share-based awards for certain individuals in connection with the Merger. The increase in the stock-based compensation expense of $155 is determined in accordance with Accounting Standards Codification (“ASC”) 718, Compensation – Stock Compensation, recorded in the combined statements of operations for the year ended December 31, 2022. These costs will not affect the Company’s combined statements of operations and comprehensive loss beyond 12 months after the acquisition date.

L.

To reverse the change in fair value of debt and SAFE instruments of $1,887 and the change in fair value of debt and SAFE instruments — related party of $227 for the year ended December 31, 2022, and the change in fair value of debt of $1,026 and the change in fair value of debt – related party of $487 for the three months ended March 31, 2023 as the respective convertible instruments would have been converted into common stock as of January 1, 2022 and will not be recurring transactions in the post-merger period.

M.

To reverse the earnings on marketable securities held in the Trust Account of $1,628 for the year ended December 31, 2022 and $426 for the three months ended March 31, 2023, and the unrealized gain on marketable securities held in Trust Account of $28 for the three month ended March 31, 2023 as the respective earnings and unrealized gain will not be recurring in the post-merger period.

N.

Reflects proceeds from the issuance of certain term loans subsequent to March 31, 2023 in the amount of $900 by Calidi and the corresponding aggregate interest expense for term loans issued by Calidi and FLAG of $2,013 for the year ended December 31, 2022 and $416 for the three months ended March 31, 2023, as presented on the unaudited pro forma combined statements of operations. This adjustment also reflects the accrued interest expense of $873 for the term loans issued by Calidi and FLAG for the period from April 1, 2023 through the expected Close of Business Combination. These term loans are expected to mature and be paid off, along with the accrued interest expense, at Close of Business Combination.

O.

Reflects the payments by FLAG into the Trust Account in connection with the approval of the June 2023 Extension Amendment in the amount of $423 (at a rate of $0.10 per non-redeeming public share including interest).

P.	Reflects an accrual of $450 payable in a lump sum to Chief Operating Officer and President due one year after the effective date of the Separation and Release Agreement dated June 23, 2023.

CALIDI MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis and other parts of this proxy statement/prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/ prospectus. You should carefully read the “Risk Factors” section of this proxy statement/prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage immuno-oncology company pioneering the development and commercialization of a novel stem cell-based platform for delivery of oncolytic viruses for the treatment of multiple cancer indications. We are developing a pipeline of off-the-shelf allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from quick inactivation by patient’s immune system; (ii) support efficient manufacturing of allogeneic cells loaded with oncolytic virus; and (iii) modify the tumor microenvironment to facilitate oncolysis of tumor, potentially leading to an improved cancer therapy. Our most advanced product candidates are discussed below.

CLD-101 (NeuroNova™ Platform) for Newly Diagnosed High Grade Glioma (“HGG”) (also referred to as “NNV1” as to the indication). CLD-101 is our product candidate utilizing our NeuroNova™ Platform targeting HGG. Prior to our licensing agreement with Northwestern, an open-label, investigator sponsored, Phase 1, dose-escalation clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed. This clinical trial demonstrated the toxicity tolerance in patients with newly diagnosed HGG where it was observed that CLD-101 was well tolerated. We plan to commence a Phase 1b/2 clinical trial for NNV1 in collaboration with Northwestern during the first half of 2024. The Phase 1b dose escalation lead in portion of this anticipated trial will explore the final dosing regimen for NNV1, including the feasibility of repeated dosing.

CLD-101 for Recurrent HGG (also referred to as “NNV2” as to the recurrent HGG indication). We are also conducting clinical studies on NNV2 utilizing our NeuroNova™ Platform for the indication of recurring HGG using the same allogeneic neural stem cell bank and oncolytic adenovirus being used in our clinical trials for newly diagnosed HGG. We commenced a Phase 1 clinical trial for NNV2 in June 2023 with the first patient dosed.

CLD-201 (SuperNova™) for Advanced Solid Tumors (TNBC, Melanoma, and Head and Neck) (also referred to as “SNV1”). SNV1 is our first internally developed pre-clinical product candidate utilizing our SuperNova™ Delivery Platform targeting the indication of Advanced Solid Tumors (TNBC, Melanoma, and Head and Neck). Based on our pre-clinical studies, we believe SNV1 has therapeutic potential for the treatment of multiple solid tumors such as, head and neck cancer, triple-negative breast cancer and melanoma. We have held a pre-IND meeting with FDA to discuss the filing of our IND application for the clinical development of CLD-201. We anticipate commencing a Phase 1 clinical trial for SNV1 during the second half of 2024.

CLD-202 (SuperNova™ next generation) for Metastatic Solid Tumors. We are currently engaged in early discovery research involving our SuperNova™ Platform targeting metastatic solid tumors. Metastatic solid tumors involve cancer cells that break away from where they first formed (primary cancer) and travel through the blood or lymph system to form new tumors, known as metastatic tumors, in other parts of the body. A metastatic tumor is the same type of cancer as the primary cancer tumor. Our research is currently focused on engineered oncolytic vaccinia virus constructs, such as antibodies, checkpoint inhibitors, or other insertions, designed to increase the tumor specificity and oncolytic potency with improved systemic anti-tumor immunity.

CLD-301 (AAA) for Multiple Indications. We are also currently engaged in early discovery research involving Adult Allogeneic Adipose-derived (“AAA”) stem cells for various indications and therapies. These AAA stem cells are theoretically multipotent, differentiating along the adipocyte, chondrocyte, myocity, neuronal, and osteoblast lineages, and may have the ability to serve in other capacities, such as providing hematopoietic support and gene transfer with potential applications for repair and regeneration of acute and chronically damaged tissues. Pre-clinical studies involving toxicity and efficacy will be needed before an IND application may be filed with the FDA.

Since inception, our operations have focused on organizing and staffing our company, business planning, raising capital, acquiring and developing our technology, establishing our intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies and manufacturing. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through private sales of common stock, convertible preferred stock, contingently convertible and convertible promissory notes, term debt, lines of credit, Simple Agreements for Future Equity (“SAFE”) and various bank loans. These investments have included and have been made by various related parties, including our largest investor and Chief Executive Officer and Chairman of the Board of Directors. From inception through the date of this proxy statement/prospectus, we have raised an aggregate of approximately $50 million of gross proceeds through the various financing instruments noted above not including the commitments to fund up to $25 million to issue convertible preferred stock discussed further below.

Since inception, we have incurred significant operating losses. Our net loss was $6.5 million for the three months ended March 31, 2023, and net losses were $25.4 million and $10.9 million for the years ended December 31, 2022 and 2021, respectively. As of March 31, 2023, we had an accumulated deficit of $76.8 million. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we advance our current and future product candidates through preclinical and clinical development, manufacture drug product and drug supply, seek regulatory approval for our current and future product candidates, maintain and expand our intellectual property portfolio, hire additional research and development and business personnel and operate as a public company.

In response to the COVID-19 ongoing pandemic, a number of governmental orders and other public health guidance measures have been implemented across much of the United States and globally, clinical trial sites and third parties on whom we rely, including in Germany where we maintain another laboratory, have employees and research and development operations. The COVID-19 pandemic has had, and may continue to have, significant effects on our operations and financing activities. In response to government directives and guidelines, health care advisories and employee and other concerns, a number of our employees have had to work remotely from home and those on site have had to follow social distancing guidelines, which could impact their productivity. COVID-19 could also disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Because of COVID-19, travel, visits, and in-person meetings related to our business have been severely curtailed or canceled and we have instead used on-line or virtual meetings to meet with investors, suppliers, manufacturing partners and others.

COVID-19 has negatively impacted and is expected to continue to negatively impact activities in all aspects of our operations, including preclinical development, manufacturing and clinical trials, including patient recruitment and third parties with whom we may rely on to perform those activities. We anticipate that our clinical development timelines could be negatively affected by the continuing COVID-19 pandemic, which could materially and adversely affect our business, financial condition and results of operations. We have taken measures to secure our research and development project activities, while work in laboratories has been organized to reduce risk of COVID-19 transmission. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories could be delayed.

It is possible that continuing impacts of COVID-19 on our operations or access to capital could prevent us from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which we are a party, with the result that we would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause us to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause us to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to our business. Similarly, it is possible that impacts of COVID-19 on the business, operations, or financial condition of any third party with whom we have a contractual relationship could cause the third party to be unable to perform its contractual obligations with us, resulting in our loss of the benefits of a contract that could be material to our business.

The full extent to which the COVID-19 pandemic and its related variants, and the various responses to it might impact our business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond our control. Due to the uncertain scope and duration of the COVID-19 pandemic and uncertain timing of any recovery or normalization, we are currently unable to estimate the resulting impacts on our operations and financial results. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our operations, as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our employees and our shareholders.

The war in Ukraine and the uncertain nature, magnitude, and duration of the conflict and the potential effect of sanctions and other measures being imposed in response thereto have contributed to increased levels of economic and political uncertainty, which could have an adverse impact on macroeconomic factors that affect the financial markets, the global economy and our business and operations. Additionally, the ongoing conflict in Ukraine may disrupt the ability of third parties on which we rely on to perform in accordance with our expectations, including on manufacturing vendors or commercial research organizations to conduct clinical trials. Moreover, enrollment and retention of clinical trial participants may be adversely affected. We cannot be certain what the overall impact of this conflict will be on our ability to conduct and complete the clinical trials on schedule. However, interruptions of clinical trials could significantly delay our clinical development plans and potential authorization or approval of product candidates, which could increase our costs and jeopardize our ability to successfully commercialize its product candidates.

Changes in other economic conditions, including rising interest rates, ongoing pandemics, including the COVID-19 pandemic, lower consumer confidence, volatile equity capital markets and ongoing supply chain disruptions and the impacts of the war in Ukraine, may also affect our business.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. In addition, if we obtain regulatory approval for our product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our inability to raise capital or enter into such agreements as, and when needed, could have a material adverse effect on our business, results of operations and financial condition.

Based on our operating plan, we believe we do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of our unaudited condensed consolidated financial statements as of, and for three months ended March 31, 2023. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm on our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. See Note 1 to our interim period unaudited condensed consolidated financial statements and annual consolidated financial statements appearing at the end of this proxy statement/prospectus for additional information on our assessment.

Components of Operating Results

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and development activities, including our product candidate discovery efforts, preclinical and clinical studies under our research programs, which include:

•	personnel and related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel;

•	costs of funding research performed by third parties that conduct research and development and preclinical and clinical activities on our behalf;

•	costs of manufacturing drug product and drug supply related to our current or future product candidates;

•	costs of conducting preclinical studies and clinical trials of our product candidates;

•	consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;

•	costs of maintaining our laboratory, including purchasing laboratory supplies and non-capital equipment used in our preclinical studies;

•	costs related to compliance with clinical regulatory requirements;

•	facility costs and other allocated expenses, which include expenses for rent and maintenance of facilities, insurance, depreciation and other supplies; and

•	fees for maintaining licenses and other amounts due under our third-party licensing agreements.

Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and analyzing the progress of our preclinical and clinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

We track external research and development costs on a program-by-program basis beginning, with respect to each program, upon our internal nomination of a candidate in that program for further preclinical and clinical development. External costs include fees paid to consultants, contractors and vendors, including contract manufacturing organizations (“CMOs”), and clinical research organizations (“CROs”), in connection with our preclinical, clinical and manufacturing activities and license milestone payments related to candidate development. For the year ended December 31, 2021, we did not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Accordingly, all such costs have been allocated to our primary internally developed program, SNV1, a program to which we devoted majority of our efforts for those periods presented. Beginning on January 1, 2022, we commenced allocating these costs to specific product development programs using estimated labor hours or estimated percentage of time spent by employees on the programs as the primary allocation driver. Costs allocated to programs may vary significantly for each reporting period depending on allocation estimates, internal resource requirements and efforts expended by our employees on those programs.

The successful development of our product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of our current or future product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our product candidates, if they are approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•	the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies and clinical trials and other research and development activities;

•	establishing an appropriate safety profile;

•	successful enrollment in and completion of clinical trials;

•	whether our product candidates show safety and efficacy in our clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•	continued acceptable safety profile of the products following any regulatory approval.

A change in the outcome of any of these variables with respect to the development of our current and future product candidates would significantly change the costs and timing associated with the development of those product candidates.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development costs to increase significantly for the foreseeable future as we commence clinical trials and continue the development of our current and future product candidates. However, we do not believe that it is possible at this time to accurately project expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and Administrative Expenses

General and administrative expenses include salaries and other compensation-related costs, including stock-based compensation, for personnel in executive, finance and accounting, business development, operations and administrative roles. Other significant costs include professional service and consulting fees including legal fees relating to intellectual property and corporate matters, accounting fees, recruiting costs and costs for consultants who we utilize to supplement our personnel, insurance costs, travel costs, facility and office-related costs not included in research and development expenses and depreciation and amortization.

We anticipate that our general and administrative expenses will increase in the future as our business expands to support expected growth in research and development activities, including our future clinical programs. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside service providers, among other expenses. We also anticipate increased expenses associated with being a public company, including costs for audit, legal, regulatory and tax-related services related to compliance with the rules and regulations of the Securities and Exchange Commission (“SEC”), and listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums, and investor relations costs. In addition, if we obtain regulatory approval for any of our product candidates and do not enter into a third-party commercialization collaboration, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Other Income or Expenses, net

Other income or expenses, net, primarily includes the changes in fair value debt instruments for which we have elected the fair value option of accounting, specifically for contingently convertible notes payable and certain term notes payable. Contingently convertible notes payable, which include contingently convertible notes payable issued to related parties, including accrued interest and contingently issuable warrants, contain numerous embedded derivatives, including settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting. Accordingly, we have elected to measure the entire contingently convertible debt instrument, including accrued interest, at fair value. In addition, certain term notes payable issued with warrants contain substantial discounts at issuance for which we have elected to measure the entire term note, including accrued interest, at fair value. These debt instruments were initially recorded at fair value as liabilities on our consolidated balance sheet and are subsequently re-measured at fair value at the end of each reporting period and at settlement, as applicable. Other income or expenses, net, also includes changes in fair value of SAFEs which are treated as liability instruments measured at fair value for accounting purposes, initially recorded at fair value and subsequently re-measured to fair value on our consolidated balance sheet at the end of each reporting period. The changes in the fair value of these debt and SAFE instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other income or expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest for the debt instrument components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. For a full discussion of the fair value option of accounting for these debt instruments, and the SAFE liability instruments accounted for at fair value, see Notes 2, 3, 7 and 8 to our unaudited condensed consolidated financial statements, and our audited consolidated financial statements, included elsewhere in this proxy statement/prospectus.

Interest expense primarily consists of amortization of discounts on convertible and term notes, including from related parties, and other interest expense incurred from financing leases and other obligations.

Other income also includes grant income generated from a grant awarded to us by the California Institute for Regenerative Medicine (“CIRM”) in December 2022. Proceeds from the CIRM grant are recognized over the period necessary to match the related research and development expenses when it is probable that we have complied with the CIRM conditions and will receive the proceeds pursuant to the milestones defined in the grant as reimbursement of those expenditures. Any CIRM grant proceeds received in advance of having incurred the related research and development expenses are recorded in accrued expenses and other current liabilities and recognized as other income on our consolidated statement of operations when the related research and developments expenses are incurred.

Income Taxes

Since inception, we have incurred net operating losses primarily for U.S. federal and state income tax purposes and have not reflected any benefit of such net operating loss carryforwards for any periods presented in this proxy statement/prospectus. The income tax provision in the periods presented is entirely attributable to amounts recorded from StemVac operations, our wholly-owned German subsidiary that provides research and development services to us under a cost-plus development agreement.

Results of Operations

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The following table summarizes our consolidated results of operations for the periods indicated.

	Three Months Ended March 31,		CHANGE
	2023	2022	$	%
	(in thousands, except percentages)
Revenue:
Service revenues	$—	$45	$45	n/a
Operating expenses:
Cost of revenues	—	(14)	(14)	n/a
Research and development	(2,622)	(1,565)	(1,057)	67.5
General and administrative	(2,792)	(5,538)	2,746	(49.6)

Total operating expenses	(5,414)	(7,117)	1,703	(23.9)

Loss from operations	(5,414)	(7,072)	1,658	(23.4)

Other expenses, net
Total other expenses, net	(1,044)	(666)	(378)	56.8

Loss before income taxes	(6,458)	(7,738)	1,280	(16.5)
Income tax provision	(4)	(2)	(2)	*

Net loss	$(6,462)	$(7,740)	$1,278	(16.5)

*	Greater than 100%

Revenues and cost of revenues

For the three months ended March 31, 2022, we recognized the remaining $45,000 as service revenues for the completion of a certain contract described below, and corresponding cost of revenues of $14,000. We did not have any contracts to perform services during the three months ended March 31, 2023.

We do not expect to continue to generate such service revenues for the foreseeable future.

Research and development expenses

Research and development expenses for the three months ended March 31, 2023 increased to $2.6 million from $1.6 million during the same period in 2022, an increase of $1.0 million primarily due to approximately $0.6 million increase in personnel and related expenses, including stock-based compensation, and $0.3 million increase in facility costs and other allocated expenses. See table provided below for research and development expenses allocated by program.

The following table shows the amounts our total research and development expenses allocated to our primary research and development programs during the periods presented (in thousands):

		Three Months Ended March 31,

Program	Description	2023	2022
SNV1	SuperNova™ cell platform utilizing allogeneic adipose-derived stem cell line loaded with oncolytic vaccinia virus	$1,351	$1,180
NNV1 for newly diagnosed HGG(1)	NeuroNova™ allogeneic neural stem cell line with oncolytic adenovirus for newly diagnosed HGG	259	91
NNV2 for recurrent HGG(1)	NeuroNova™ allogeneic neural stem cell line with oncolytic adenovirus for recurring HGG	70	99
Other(2)	Other preclinical activities and programs	942	195

Total research and development expenses		$2,622	$1,565

(1)	The NNV1 and NNV2 programs were licensed in 2021.
(2)

Other activities include research and development of engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms with improved systemic anti-tumor immunity in the exploratory stages of development including CLD-202.

We expect to incur ongoing and significant amount of expenses for the continued development of our CLD-201, CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG programs and other activities.

General and administrative expenses

General and administrative expenses decreased to $2.8 million for the three months ended March 31, 2023 from $5.5 million for the comparable period in the prior year, a decrease of $2.7 million primarily due the following: approximately $2.1 million decrease in legal costs and related legal settlements which were recorded during the three months ended March 31, 2022 while no such settlement charges were recognized for the three months ended March 2023; a decrease in personnel and related expenses of $0.5 million primarily related to a decrease in noncash stock-based compensation expense partially due to a January 2023 repricing of stock option exercise price to the current fair value of $2.96 per share from $3.86 per share pursuant to the January 2023 Valuation, which was applied to all stock options granted in 2022, as discussed below. Stock-based compensation expense in the first quarter of 2022 also includes an approximate $0.7 million noncash charge for partial acceleration of vesting of stock options for certain executives with no such acceleration charges included in stock-based compensation expense in the first quarter of 2023. Stock-based compensation expense for the first quarter of 2023 includes approximately $0.1 million charge in connection with the stock option repricing.

Other expenses, net

Other expenses, net, increased by $0.4 million for the first quarter of 2023 compared to the first quarter of 2022, primarily attributable to the following items: a $0.9 million increase in the change in fair value of debt, including change in fair value of debt — related party, due to an increase the fair value of the debt and liability instruments we carry at fair value, and an increase of $0.2 million in interest expense. These increases in other expenses were offset by an increase of $0.7 million in grant income from CIRM recognized during the first quarter of 2023. We did not have such grants during the first quarter of 2022.

Results of Operations

Year ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table summarizes our consolidated results of operations for the periods indicated.

	Year ended December 31,		CHANGE
	2022	2021	$	%
	(in thousands, except percentages)
Revenue:
Service revenues	$45	$449	$(404)	(90)%
Operating expenses:
Cost of revenues	(14)	(94)	80	(85)%
Research and development	(7,257)	(3,798)	(3,459)	91%
In-process research and development	—	(876)	876	(100)%
General and administrative	(15,902)	(6,163)	(9,739)	*

Total operating expenses	(23,173)	(10,931)	(12,242)	*

Loss from operations	(23,128)	(10,482)	(12,646)	*

Other expenses, net
Total other expenses, net	(2,288)	(440)	(1,848)	*

Loss before income taxes	(25,416)	(10,922)	(14,494)	*
Income tax provision	(11)	(11)	(—)	—%

Net loss	$(25,427)	$(10,933)	$(14,494)	*

*	Greater than 100%

Revenues and cost of revenues

In the latter half of 2021, we were awarded two separate contracts from a customer with an aggregate value of $494,000 for us to perform certain tests both in vitro and in vivo on exploring the feasibility and amplification potential of the customer’s own oncolytic adenovirus in development. As of December 31, 2021, we were paid $269,000 as scheduled under the agreements and received the remaining $225,000 in January 2022 upon completion of the contract. During the year ended December 31, 2021, we recognized $449,000 as service revenues, and corresponding cost of revenues of $94,000, under these statements of work paid. For the year ended December 31, 2022, we recognized the remaining $45,000 as service revenues for the completion of the contract, and corresponding cost of revenues shown above.

We do not expect to continue to generate such service revenues for the foreseeable future. We do not expect to generate any revenues from the commercial sale of our products in development for the foreseeable future.

Research and development expenses

Research and development expenses for the year ended December 31, 2022 increased to $7.3 million from $3.8 million during the same period in 2021, an increase of $3.5 million primarily due to the approximately $1.4 million increase in personnel and related expenses, including stock-based compensation, $1.3 million increase in outside services mainly attributable to manufacturing and related expenses for our CLD-201 program and other preclinical programs we have under development, and $0.7 million increase in facility costs and other allocated expenses. See table provided below for research and development expenses allocated by program.

The following table shows the amounts our total research and development expenses allocated to our primary research and development programs during the periods presented (in thousands):

		Year Ended December 31,
Program(1)	Description	2022	2021
SNV1	SuperNova™ cell platform utilizing allogeneic adipose-derived stem cell line loaded with oncolytic vaccinia virus	$4,055	$3,505
NNV1 for newly diagnosed HGG(2)	NeuroNova™ allogeneic neural stem cell line with oncolytic adenovirus for newly diagnosed HGG	969	822
NNV2 for recurrent HGG(2)	NeuroNova™ allogeneic neural stem cell line with oncolytic adenovirus for recurring HGG	318	347
Other(3)	Other preclinical activities and programs	1,915	—

Total research and development expenses		$7,257	$4,674

(1)

Prior to January 1, 2022, we did not allocate employee costs, costs associated with our discovery efforts, costs incurred for laboratory supplies, and facilities, including depreciation, or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, were not separately classified. Beginning on January 1, 2022, we commenced allocating these costs to specific product development programs using estimated labor hours or estimated percentage of time spent by employees on the programs as the primary allocation driver. Costs allocated to programs may vary significantly for each reporting period depending on allocation estimates, internal resource requirements and efforts expended by our employees on those programs.

(2)	The NNV1 and NNV2 programs were licensed during the second half of 2021.
(3)

Other activities include research and development of engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms with improved systemic anti-tumor immunity in the exploratory stages of development including CLD-202.

We expect to incur ongoing and significant amount of expenses for the continued development of our CLD-201, CLD-101 for newly diagnosed HGG and CLD-101 for recurrent HGG programs and other activities.

In-process research and development

During the year ended December 31, 2021, we incurred in-process research and development expense of approximately $0.9 million attributable to amounts paid for rights acquired for our NNV1 and NNV2 programs from Northwestern University and City of Hope, respectively. Under accounting principles generally accepted in the U.S., amounts paid for assets under development for which there is no alternative future use at the time of the acquisition are expensed as incurred. We did not have any such acquisitions during the year ended December 31, 2022.

General and administrative expenses

General and administrative expenses increased to $15.9 million for the year ended December 31, 2022 from $6.2 million for the comparable period in the prior year, an increase of $9.7 million primarily due the following: approximately $4.3 million increase in personnel and related expenses, including $2.7 million in stock-based compensation; a $3.4 million increase in audit and accounting related expenses, legal fees, including patent and patent prosecution costs, legal settlements, investor relations and business development related expenses; and a $1.9 million charge for write off of deferred financing costs for the terminated Edoc Merger agreement in August

2022. As we prepare to become a public company, personnel and related expense increase includes additional new executive hires and incentive costs for onboarding those executives during the year ended December 31, 2022.

Other expenses, net

Other expenses, net, increased by $1.8 million for the year ended December 31, 2022 compared to the same period in 2021, primarily attributable to the following items: a $2.3 million increase in the change in fair value of debt, including change in fair value of debt-related party, due to additional proceeds we received in 2022 for instruments carried at fair value and a corresponding net increase in the value of the debt and liability instruments we carry at fair value; offset by a decrease of $0.5 million in interest expense mainly due to the 2021 amortization of deferred financing fees related to certain warrants issued to a related party at the end of 2020 for a bank line of credit for which the deferred financing fees were fully amortized in 2021.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have funded our operations primarily through private sales of common stock, convertible preferred stock, contingently convertible and convertible promissory notes, term debt, lines of credit, SAFEs and various loans. These investments have also been made by and included various related parties, including our largest investor and Chief Executive Officer and Chairman of the Board of Directors.

As of March 31, 2023, Calidi has approximately $2.3 million of indebtedness and $31.7 million in SAFEs, which are anticipated to be converted into shares of New Calidi Common Stock at the Closing.

On June 16, 2023, we entered into a Securities Purchase Agreement (“SPA”) with Jackson Investment Group LLC (“JIG”), an investor in FLAG, and Calidi Cure LLC (“Calidi Cure”) an entity that is solely managed and operated by Allan J. Camaisa, our Chief Executive Officer and Chairman of the Board, for an aggregate purchase of 1,000,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) at a stated price of $25.00 per share, for a total commitment of $25.0 million. JIG has committed to purchasing $12.5 million (or 500,000 shares) of Series B Preferred Stock and Calidi Cure has committed to purchase the remaining $12.5 million (or 500,000 shares) of Series B Preferred Stock, which may be acquired by multiple investors in Calidi Cure as a consortium. Upon signing of the SPA, JIG funded and purchased 199,999 shares of Series B Preferred stock for an initial investment of $5.0 million (“JIG Tranche 1”) and, conditioned on the closing of the Business Combination with FLAG no later than September 14, 2023, to purchase the remaining 300,001 shares of Series B Preferred Stock for $7.5 million (“JIG Tranche 2”). Calidi Cure has committed to purchasing 199,999 shares of Series B Preferred Stock for $5.0 million no later than September 1, 2023 (“Calidi Cure Tranche 1”) and conditioned on the closing of the Business Combination with FLAG and JIG’s purchase of shares pursuant to JIG Tranche 2, to purchase the remaining 300,001 shares of Series B Preferred Stock for $7.5 million (“Calidi Cure Tranche 2”). The Calidi Cure commitments are personally guaranteed by Mr. Camaisa.

At any time after the date of issuance, any holder of the Series B Preferred Stock shall have the right to convert all or any portion of the outstanding shares, along with dividends, if any, into an aggregate number of shares of our common stock using the applicable conversion price, defined in the SPA.

All shares of Series B Preferred Stock outstanding will automatically convert to our shares common stock based on the applicable conversion prices defined in the SPA at the earlier of, i) the closing of the Business Combination or a qualified public offering by Calidi, or ii) on June 30, 2025.

In the event that the Business Combination is not completed by September 14, 2023, JIG has a contingent put option on the JIG Tranche 1 investment, upon written notice to us, to demand a repayment of invested principal amount plus 10%, or $5.5 million (the “Repurchase Price”), from us. This contingent put option expires on December 31, 2023. If this occurs and we are unable to or have not paid JIG the Repurchase Price, then JIG may demand such payment from Mr. Camaisa individually. In the event of a default and failure to pay the Repurchase Price by us or Mr. Camaisa, then JIG, at its sole election, may convert the Series B Preferred Stock acquired in JIG Tranche 1 into a number of shares of our common stock at a then Calidi valuation of $5.0 million, as defined. Alternatively, if the Business Combination is not completed by September 14, 2023, or is otherwise terminated, then all holders of Series B Preferred Stock, at their sole election, may convert the Series B Preferred Stock into shares of our common stock at a then Calidi valuation of $50.0 million, as defined.

In the event that the Business Combination is completed on or before September 14, 2023 and JIG has funded JIG Tranche 2, but Calidi Cure has not fulfilled its commitment to purchase $12.5 million shares of our Series B Preferred Stock, then within 60 days written notice provided by JIG to Mr. Camaisa individually, Mr. Camaisa shall purchase from JIG all of the shares for a purchase price of $12.5 million.

There can be no assurance that the Business Combination will be completed by September 14, 2023, or at all.

Cash Flows

The following table summarizes Calidi’s cash flows for the periods indicated:

	Three Months Ended March 31
(Dollars in thousands)	2023	2022	Change
Cash provided by/(used in)
Operating activities	$(3,107)	$(2,106)	$(1,001)
Investing activities	(137)	(99)	(38)
Financing activities	3,791	732	3,059

Effect of exchange rate changes on cash	—	(6)	6

Net change in cash and restricted cash	$547	$(1,479)	$2,026

Operating Activities

Cash used in operating activities

Net loss for the three months ended March 31, 2023 was $6.5 million and net cash used in operating activities amounted to $3.1 million. Our cash used in operating activities during the three months ended March 31, 2023, does not include the following significant noncash items: approximately $1.4 million in stock-based compensation; $1.5 million in change in fair value of debt, including change in fair value of debt-related party; and $0.4 million of depreciation and amortization expenses. Changes in working capital were insignificant.

Cash used in investing activities

During the three months ended March 31, 2023 and 2022, net cash used in investing activities was $0.1 million in each period, respectively, primarily for the purchase of machinery and equipment.

Cash provided by financing activities

During the three months ended March 31, 2023, cash provided by financing activities was $3.8 million, primarily attributable to $1.4 million of cash proceeds from the issuance of SAFE instruments, and $2.4 million from proceeds of issuance of various term notes payable, which included $1.6 million from related parties, offset by repayments of loans payable and financing lease obligations of $0.1 million.

The following table summarizes Calidi’s cash flows for the periods indicated:

	Year Ended December 31,
(Dollars in thousands)	2022	2021	Change
Cash provided by/(used in)
Operating activities	$(13,214)	$(7,774)	$(5,440)
Investing activities	(494)	(215)	(279)
Financing activities	12,087	9,810	2,277

Effect of exchange rate changes on cash	(26)	(4)	(22)

Net change in cash and restricted cash	$(1,647)	$1,817	$(3,464)

Operating Activities

Cash used in operating activities

Net loss for the year ended December 31, 2022 was $25.4 million and net cash used in operating activities amounted to $13.2 million. Our cash used in operating activities during the year ended December 31, 2022 does not include the following significant noncash items: approximately $4.5 million in stock-based compensation; $2.1 million in change in fair value of debt, including change in fair value of debt-related party; $1.6 million in a legal settlement charge paid with shares of common stock; and $0.3 million of depreciation and amortization expenses. Changes in working capital were approximately $3.6 million as an additional source of cash.

Cash used in investing activities

During the years ended December 31, 2022 and 2021, net cash used in investing activities was $0.5 million and $0.2 million, respectively, primarily for the purchase of machinery and equipment.

Cash provided by financing activities

During the year ended December 31, 2022, cash provided by financing activities was $12.1 million, primarily attributable to $10.7 million of cash proceeds from the issuance of SAFE instruments, which included $2.6 million from related parties, net cash proceeds $1.5 million from proceeds of issuance of various debt securities and loans, which included $1.0 million from related parties, offset by repayments of loans payable and financing lease obligations of $0.2 million. See Notes 7, 8 and 9 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, initiate clinical trials, and seek marketing approval for our current and any of our future product candidates. In addition, if we obtain marketing approval for any of our current or our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution, which costs we may seek to offset through entry into collaboration agreements with third parties. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

In June 2023, we secured commitments to fund up to $25 million from firm commitments to issue convertible preferred stock discussed above under Liquidity and Capital Resources, of which $5 million was received upon signing of the agreements, another $5 million is committed to be funded by September 1, 2023, and the remaining $15 million to be funded upon completion of the business combination with FLAG by September 14, 2023. All such future funding is guaranteed by our Chief Executive Officer, Mr. Camaisa. If we are unable to complete the business combination with FLAG, then the investor in this preferred stock round who funded the initial $5 million has a right, but not the obligation, to demand repayment of $5.5 million from us or Mr. Camaisa. If we or Mr. Camaisa are unable to make this repayment, if and when it becomes due, that investor may convert his preferred stock into our shares of common stock at a significantly discounted valuation. There can be no assurance that the business combination will close by September 14, 2023, or at all. For further discussion, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Based on our current operating plan, available cash and additional access to capital, we believe we do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023, which was July 24, 2023, appearing elsewhere in this proxy statement/prospectus. To finance our operations, we will need to raise substantial additional capital, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern for at least one year from the date that our aforementioned audited consolidated financial statements were issued. See Note 1 to our unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus for additional information on our assessment.

We believe that our existing cash, together with the anticipated net proceeds from this proxy statement/ prospectus, will enable us to fund our operating expenses and capital expenditure requirements into the latter half of 2024, depending on redemptions in the Trust, receipt of the committed funds in the recent convertible preferred stock round discussed above, our ability to secure any other investments prior to the closing of the Business Combination, and access to additional working capital, if any, through subsequent financings. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Our future capital requirements will depend on a number of factors, including:

•	the costs of conducting preclinical studies and clinical trials;

•	the costs of manufacturing;

•	the scope, progress, results and costs of discovery, preclinical and clinical development, laboratory testing, and clinical trials for product candidates we may develop, if any;

•	the costs, timing, and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time;

•

the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;

•	our headcount growth and associated costs as we expand our business operations and research and development activities; and

•	the continuing impacts of the ongoing COVID-19 pandemic and the conflict in Ukraine; and

•	the costs of operating as a public company.

Although the deployment of the recently developed vaccines may quell the impact of COVID-19, the pandemic could continue to depress national and international economies and disrupt capital markets, supply chains, and aspects of our operations for a period of time, all of which may render it more difficult for us to secure additional financing when needed. The extent to which the ongoing COVID-19 pandemic will ultimately impact our business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside of our control, such as the duration, scope and severity of the pandemic, steps required or mandated by governments to mitigate the impact of the pandemic, and whether COVID-19 can be effectively prevented and contained by the new vaccines, and whether effective treatments may be developed. We do not yet know the extent to which COVID-19 will negatively impact our financial results or liquidity.

The net proceeds of this offering, together with our existing cash, will not be sufficient to complete development of CLD-101 and CLD-201. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. If we raise funds through potential collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and the reported amounts expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our consolidated financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value of the award on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service or performance condition is recognized in the period of the forfeiture. Generally, we issue stock options with only service-based vesting conditions and record the expense for these awards using the straight-line method over the requisite service period.

We adopted Accounting Standard Update No. 2018-07, Compensation — Stock Compensation (ASU 2018-07) on January 1, 2019, under which we recognize stock compensation expense for awards granted to non-employee consultants based on the grant date fair value of the award, consistent with our practice for employee awards.

We classify equity-based compensation expense in our consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect equity-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain employees.

Determination of the Fair Value of Equity-Based Awards

We estimate the fair value of stock option awards granted using the Black-Scholes option pricing model, which uses as inputs the fair value of our common stock and subjective assumptions we make, including expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we base the estimate of expected stock price volatility on the historical volatility of a representative group of publicly traded companies for which historical information is available. The historical volatility is generally calculated for a period of time commensurate with the expected term assumption. We use the simplified method to calculate the expected term for options granted to employees and directors. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero, as we have never paid dividends and do not have current plans to pay any dividends on our common stock.

As there has been no public market for our common stock, the estimated fair value of our common stock has been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors deemed relevant that may have changed from the date of the most recent valuation through the date of the grant.

We obtained third-party independent valuations of our common stock in December 2018, December 2019, November 2020, September 2021, January 2022, and our most recent valuation with a valuation date as of December 31, 2022, a draft of which we received on January 17, 2023, (the “January 2023 Valuation”) which valuations were considered by our board of directors in determining the fair value of our common stock. The January 2023 Valuation took into consideration the proposed terms of this Business Combination, and we received the final version of the January 2023 valuation report on January 26, 2023. The Escalation Shares were considered for this January 2023 Valuation but did not have a significant impact on the concluded per share value discussed below due to the inherent uncertainties of this transaction including the uncertainty of achieving the price point targets in the future. These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation. In the valuations, the value of our common stock was estimated using either an Option Pricing Method (“OPM”), or a hybrid method of the Probability-Weighted Expected Return Method (“PWERM”) and the OPM, both of which use market approaches to estimate our equity value. As applicable, the Current Value Method (“CVM”) is also used based on the enterprise value which allocates that value to the various series of preferred stock based on their liquidation preferences or conversion values, whichever would be greater in an optimal manner to extract the greatest benefit to such preferred shareholder. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considers an initial public offering (“IPO”) scenario, or in the case of the January 2023 Valuation the Business Combination, in which the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common stock in the IPO (or business combination) scenario is discounted back to the valuation date using an appropriate risk-adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for the common stock. The values of our common stock determined by these independent third-party valuations were $0.57 per share in December 2018, $0.63 per share in December 2019, $0.71 per share in November 2020, $1.67 per share in September 2021, $3.86 per share in January 2022, $2.96 per share in the January 2023 Valuation. The January 2023 Valuation used a three-scenario analysis. The first scenario assumed that we would remain a private company and raise up to $50 million in Series B Preferred Stock or similar financing round. A “backsolve” OPM model was then used assuming an enterprise value of $250 million based on the current terms of the Business Combination with an allocation of such value for each security in our capital structure with the assumed preferred stock capital raise in order to arrive at the value of our common stock. A 40% discount for lack of marketability was then applied to arrive at a value of $1.27 per share in this scenario. The second scenario assumed the consummation of this business combination with an enterprise value of $250 million, subject to the terms and conditions set forth in this Business Combination. Our capital structure as assumed based on our capital structure on December 31, 2022, and the conversion ratio set forth in this Business Combination which in turn assumed that all of our preferred stock, convertible notes, and SAFE investments converted into common stock according to their terms, and our common stock purchase warrants and vested stock options were included in the conversion ratio. The value of our common stock was then derived using a “current value method” which estimates our total equity value on a controlling basis assuming an immediate sale and subtracts the value of our preferred stock based on our preferred stock’s liquidation preferences or conversion values with the residual value allocated to our common stock. This value was then discounted back to a present value using an assumed closing date for this proposed business combination of June 30, 2023, using a discount factor of 90% and then further discounted by 10% for lack of marketability due to lock up agreements and other restrictions on transferability. This scenario arrived at a value of $3.15 per share. The third scenario assumed that we would achieve a liquidity event in two years through an IPO with a current enterprise value of $250 million subject to the terms and conditions set forth in this Business Combination and an assumed future value three- to four- times the current value. Equity value was then allocated using the CVM to determine the future value of our common stock, then discounted using a discount factor of 59% and then further discounted by 25% for lack of marketability. This scenario arrived at a value of $5.04 per share.

The three valuation scenarios were allocated a weighted average of 20% to scenario one, 70% to scenario two, and 10% to scenario three, which resulted in a fair market valuation of $2.96 per share for our common stock as of the January 2023 valuation.

If all of the conditions to consummation of the Business Combination are satisfied, each share of Calidi Common Stock would be exchanged for approximately 0.40 shares of FLAG Common Stock at an assumed price of $10.00 per share for an implied value of $4.00 per share for each share of Calidi Common Stock on a non-fully diluted per share basis. These implied values are based on the key assumption that the value of one share of FLAG Common Stock is worth $10.00 at the closing of the Business Combination and on the basis that there would be sufficient cash at closing from the FLAG trust account and any other secured investments to satisfy the following closing conditions: (i) that New Calidi has net tangible assets of $5 million or more, and (ii) that New Calidi has $5 million or more in permanent equity under U.S. GAAP. The Business Combination agreement currently in place does not satisfy these two conditions and the consummation of the Business Combination will be dependent upon securing additional equity capital commitments and a reduction of deferred expenses that must be paid upon the consummation of the Business Combination. Our board of directors took into account these and other factors, risks and uncertainties for the consummation of the Business Combination, including the uncertainty in satisfying these closing conditions, and significant downturn in market conditions since the January 2022 Valuation, in determining that the fair value of Calidi Common Stock in the January 2023 Valuation. This determination of fair value of Calidi Common Stock will continue to be assessed by our board of directors, as needed for new grants of Calidi Stock Options or other purposes, until such time as these closing conditions and other capital raising efforts are more certain to be satisfied.

Based on the above implied value of our common stock discussed above, for options previously granted with an exercise price of $3.86 per share which was principally based on our enterprise value of the former proposed merger, which was terminated in August 2022, our board of directors determined that a repricing of those options to the current January 2023 Valuation was appropriate considering current market conditions and significant decline in the value of our company from the prior year. Accordingly, on January 18, 2023, we completed a repricing of all stock options that had an exercise price of $3.86 per share (shown in the table below) to the current fair value of $2.96 per share. All vesting conditions remained unchanged.

The additional objective and subjective factors considered by our board of directors in determining the fair value of our common stock included the following, and if the grant date as of which fair value was being determined was a date later than the date of the most recent independent third-party valuation of our common stock, our board of directors considered changes in such factors from the date of the most recent such valuation through the grant date:

•

the prices of our preferred stock sold to outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	the progress of our research and development efforts, including the status of preclinical studies and planned clinical trials for our product candidates;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the likelihood of achieving a liquidity event, such as an IPO or consummation of the Business Combination in light of relevant closing conditions and prevailing market conditions; and

•	the analysis of IPOs, business combinations with other special purpose acquisition companies and the market performance of such companies in the biopharmaceutical industry.

The assumptions underlying our board of directors’ valuations represented our board’s best estimates, and in the case of the January 2023 Valuation, an assessment of the probability of the parties satisfying the closing conditions of this Business Combination, which involved inherent uncertainties and the application of our board’s judgment. As a result, if factors or expected outcomes had changed or our board of directors had used significantly different assumptions or estimates, our equity-based compensation expense could have been materially different. Following the completion of this offering, our board of directors will determine the fair value of our common stock based on the quoted market prices of our common stock.

Between January 1, 2020 and the date of this proxy statement/prospectus, the awards we granted were stock options. The following table sets forth, by grant date, the number of shares of common stock subject to options granted, the per share exercise price and the fair value per share of the common stock underlying the options on the date of grant.

DATE OF ISSUANCE	NUMBER OF SHARES SUBJECT TO GRANTS	PER SHARE EXERCISE PRICE	FAIR VALUE PER SHARE OF COMMON STOCK ON GRANT DATE
January 1, 2020	1,000,000	$1.00	$0.63
February 4, 2020	20,000	$1.00	$0.63
February 5, 2020	50,000	$1.00	$0.63
March 1, 2020	100,000	$1.00	$0.63
March 4, 2020	100,000	$1.00	$0.63
April 15, 2020	338,000	$1.00	$0.63
May 29, 2020	50,000	$1.00	$0.63
July 1, 2020	160,000	$1.00	$0.63
July 8, 2020	500,000	$1.00	$0.63
November 18, 2020	100,000	$1.00	$0.63
December 23, 2020	207,583	$0.25	$0.71
March 30, 2021	3,810,000	$1.00	$0.71
December 2, 2021	1,242,000	$1.67	$1.67
December 24, 2021	100,000	$1.67	$1.67
January 31, 2022(1)	2,000	$3.86	$3.86
February 1, 2022(1)	2,351,000	$3.86	$3.86
February 28, 2022(1)	100,000	$3.86	$3.86
March 1, 2022(1)	2,000	$3.86	$3.86
March 24, 2022(1)	75,000	$3.86	$3.86
April 1, 2022(1)	51,000	$3.86	$3.86
April 5, 2022(1)	20,000	$3.86	$3.86
May 2, 2022(1)	17,000	$3.86	$3.86
May 12, 2022(1)	30,000	$3.86	$3.86
June 1, 2022(1)	179,500	$3.86	$3.86
June 8, 2022(1)	15,000	$3.86	$3.86
June 22, 2022(1)	50,000	$3.86	$3.86
July 1, 2022(1)	17,000	$3.86	$3.86
July 21, 2022(1)	450,000	$3.86	$3.86
August 1, 2022(1)	17,000	$3.86	$3.86
August 8, 2022(1)	5,000	$3.86	$3.86
September 1, 2022(1)	2,000	$3.86	$3.86
October 1, 2022(1)	2,000	$3.86	$3.86
October 11, 2022(1)	50,000	$3.86	$3.86
November 1, 2022(1)	2,000	$3.86	$3.86
November 29, 2022(1)	50,000	$3.86	$3.86
December 1, 2022(1)	2,000	$3.86	$3.86
January 1, 2023(1)	2,000	$3.86	$3.86
January 17, 2023	50,000	$2.96	$2.96
January 23, 2023	355,000	$2.96	$2.96
February 1, 2023	2,000	$2.96	$2.96
February 28, 2023	2,000	$2.96	$2.96
March 1, 2023	2,000	$2.96	$2.96
March 3, 2023	5,000	$2.96	$2.96
April 1, 2023	4,000	$2.96	$2.96
April 4, 2023	2,000	$2.96	$2.96
April 14, 2023	50,000	$2.96	$2.96
April 17, 2023	3,000	$2.96	$2.96
April 24, 2023	5,000	$2.96	$2.96
May 1, 2023	79,000	$2.96	$2.96
June 1, 2023	4,000	$2.96	$2.96
June 5, 2023	80,000	$2.96	$2.96

(1)

On January 18, 2023, the stock option exercise price was repriced to the current fair value of $2.96 per share pursuant to the January 2023 Valuation discussed above, all vesting conditions remained unchanged.

Determination of Fair Value of Certain Debt and Liability Instruments, and the Fair Value Option of Accounting

When financial instruments contain various embedded derivatives which require bifurcation and separate accounting of those derivatives apart from the host instruments, if eligible, GAAP allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO allows the issuer to account for the entire financial instrument, including accrued interest, at fair value with subsequent remeasurements of that fair value recorded through the statements of operations. We have elected the fair value option of accounting for contingently convertible notes payable, including contingently issuable warrants and accrued interest, and certain term notes payable, including accrued interest, as further described below and as discussed in our Note 6 to the consolidated financial statements included elsewhere in this proxy statement/prospectus. We have also issued SAFE instruments that are accounted for liabilities at fair value, which are remeasured at fair value at each reporting period, as further described below and as discussed in our Note 9 to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Contingently convertible notes payable, which include contingently convertible notes payable issued to related parties, contingently issuable warrants, and accrued interest, (collectively “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting under GAAP, unless we qualify for and elect the FVO for the entire CCNP instrument. We qualified for and elected to measure the entire CCNP instrument at fair value. In addition, certain term notes payable, including term notes payable issued to related parties, issued with warrants, contained substantial discounts at issuance which resulted in certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless we qualify for and elect the FVO. Accordingly, we qualified for and elected the FVO for the entire term notes payable instrument, including accrued interest. Both the CCNPs and the terms notes payable (collectively referred to as the “FVO debt instruments”) were initially recorded at fair value as liabilities on our consolidated balance sheet and were subsequently re-measured at fair value at the end of each reporting period presented. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt- related party, included as a component of other expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest components is also included within the single line of change in fair value of debt and change in fair value of debt-related party on the consolidated statements of operations.

The estimated fair value of the CCNPs is determined based on the probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to the maturity of the CCNPs and, the CCNPs, including accrued interest, mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (“Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion (“Scenario 2”). The value of the probability-weighted average of those outcomes is then discounted back to each reporting period, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that we believe is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black- Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock consistent in our third-party equity award valuations discussed above.

The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period using risk-adjusted discount rates similar to Scenario 2 discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term debt, are measured at fair value at issuance using the Black-Scholes option pricing model similar to the valuation of equity-based awards discussed above.

The estimated fair value of the SAFE instruments are determined based on the aggregated, probability- weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a Change in Control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that we believe is appropriate for those probability-adjusted cash flows.

The estimates for the SAFEs and the FVO debt instruments discussed above are based, in part, on subjective assumptions. Changes to these assumptions could have had a significant impact on the fair value, and the change in fair value, of debt.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

We enter into agreements in the normal course of business with vendors for preclinical and clinical studies, preclinical and clinical supply and manufacturing services, professional consultants for expert advice, and other vendors for other services for operating purposes. These contracts do not contain any minimum purchase commitments and are cancelable at any time by us, generally upon 30 days prior written notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

In addition, we have entered into license and royalty agreements for intellectual property with certain parties. Such arrangements require ongoing payments, including payments upon achieving certain development, regulatory and commercial milestones, receipt of sublicense income, as well as royalties on commercial sales. Payments under these arrangements are expensed as incurred and are recorded as research and development expenses. We paid amounts under such agreements at the time of execution and pay annual fees. We have not paid any royalties under these agreements to date. We have not included the annual license fee payments contractual obligations because the license agreements are cancelable by us and therefore, we believe that our non-cancelable obligations under these agreements are not material. We have not included potential royalties or milestone obligations because they are contingent upon the occurrence of future events and the timing and likelihood of such potential obligations are not known with certainty. For further information regarding these agreements and amounts that could become payable in the future under these agreements, please see the section of this proxy statement/prospectus titled “Business — License Agreements.”

Quantitative and Qualitative Disclosures about Market Risk

We are not currently exposed to significant market risk related to changes in interest rates because we do not have any cash equivalents or interest-bearing investments at this time. Our debt typically contains a fixed interest rate or is issued to certain lenders, including related party lenders, with other equity instruments, such as warrants, in lieu of a stated cash interest rate. However, for debt that we have issued that is variable and fluctuates with changes in interest rates, an immediate one percentage point change in market interest rates would not have a material impact on our financial position or results of operations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have employees and are contracted with and may continue to contract with foreign vendors that are located in Europe, particularly in Germany, where we operate through our wholly-owned subsidiary, StemVac GmbH. In October 2022, we also formed Calidi Biotherapeutics Australia Pty Ltd, a wholly-owned subsidiary in Australia, for purposes of operating in that country for a portion of our planned clinical trial activities for our SNV1 program. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the three months ended March 31, 2023 and 2022, and during the years ended December 31, 2022 and 2021.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” (“EGC”), under the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may also take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•

we are presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this proxy statement/prospectus;

•	we will avail ourselves of the exemption from providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

we will avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

•	we are providing reduced disclosure about our executive compensation arrangements; and

•	we will not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

Assuming the Business Combination is consummated, we will remain an EGC until the earliest of (i) December 31, 2028, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”).

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million.

If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to EGCs, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

Other than as disclosed in Note 2 to our audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we do not expect that any recently issued accounting standards will have a material impact on our financial statements or will otherwise apply to our operations.

DESCRIPTION OF SECURITIES

The following description summarizes the most important terms of New Calidi’s capital stock, as expected to be in effect upon the consummation of the Business Combination. Unless the context otherwise requires, references in this subsection to “New Calidi,” “the Company,” “we,” “us” and “our” generally refer to New Calidi following the Business Combination. We expect to adopt the Proposed Charter and Proposed Bylaws in connection with the Closing of the Business Combination, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Securities,” you should refer to the Proposed Charter and Proposed Bylaws, which are attached to this proxy statement/prospectus as Annexes B and C, respectively, and to the applicable provisions of Delaware law.

Authorized and Outstanding Stock

Pursuant to the Proposed Charter, our authorized capital stock will consist of 312,000,000 shares of our Voting Common Stock, $0.0001 par value per share, 18,000,000 shares of our Non-Voting Common Stock, $0.0001 par value per share, and 1,000,000 shares of our undesignated preferred stock, $0.0001 par value per share. The following description summarizes certain terms of our capital stock as set out more particularly in our Proposed Charter. Because it is only a summary, it may not contain all the information that is important to you.

As of the Record Date for the special meeting, there were (i) [●] shares of FLAG Class A Common Stock outstanding, (ii) [●] shares of FLAG Class B Common Stock outstanding, (iii) [●] FLAG Public Warrants outstanding and (iv) [●] FLAG Private Placement Warrants outstanding.

Common stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a plurality of votes cast can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock New Calidi may issue may be entitled to elect. Subject to supermajority votes for some matters, other matters shall be decided by the affirmative vote of New Calidi stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter.

The shares of Non-Voting Common Stock shall automatically convert into shares of Voting Common Stock on a one-to-one basis at such time that such shares of Non-Voting Common Stock are released from the escrow account holding such shares in accordance with the Merger Agreement and the escrow agreement governing such escrow account.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of New Calidi’s liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of New Calidi’s debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding following the consummation of the Business Combination will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that New Calidi may designate and issue in the future.

Preferred stock

Under the terms of the Proposed Charter, which will become effective immediately following the Transactions, the New Calidi Board has the authority, without further action by New Calidi’s stockholders, to issue up to [    ] shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The New Calidi Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in New Calidi’s control and may adversely affect the market price of the common stock and the voting and other rights of the holders of Common Stock. New Calidi has no current plans to issue any shares of preferred stock.

Registration rights

The Registration Rights Agreement will provide the Sponsor, Metric, the Significant Calidi Holders (and their permitted transferees) with, among other things, the right to require New Calidi, at New Calidi’s expense, to (i) file a registration statement in respect of the resale of the New Calidi Common Stock that they hold within 30 business days following the Closing Date and on customary terms for a transaction of this type and (ii) customary registration rights, including demand, piggy-back and shelf registration rights. See “Summary of the Proxy Statement/Prospectus/Information Statement —  Registration Rights Agreement.”

Transfer restrictions

Transfer Restrictions Applicable to the Sponsor and the Directors and Officers of New Calidi

Pursuant to the terms of the Voting and Lock-Up Agreement and the Sponsor Agreement, the Sponsor, Metric, the Insiders and the Significant Calidi Holders are restricted from transferring their shares of New Calidi Common Stock following Closing, subject to the lapse of these restrictions as a result of the passage of time or the market price performance of New Calidi Common Stock. “Proposal No. 1 — The Business Combination — Related Agreements”.

Escalation Shares/Continuation Shares

Following the Closing, as additional consideration for the Merger, New Calidi will issue Escalation Shares to former Calidi Stockholders and Non-Redeeming Continuation Shares to non-redeeming FLAG public stockholders. See the section entitled “Proposal No. 1 — The Business Combination — The Structure of the Transaction”.

Anti-takeover effects of Delaware law and the Proposed Charter and Proposed Bylaws

Some provisions of Delaware law, the Proposed Charter and the Proposed Bylaws contain provisions that could make the following transactions more difficult: an acquisition of New Calidi by means of a tender offer; an acquisition of FLAG by means of a proxy contest or otherwise; or the removal of New Calidi’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in New Calidi’s best interests, including transactions which provide for payment of a premium over the market price for New Calidi’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Calidi to first negotiate with New Calidi’s board of directors. New Calidi believes that the benefits of the increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure New Calidi outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability of New Calidi’s board of directors, without action by the stockholders, to issue up to [    ] shares of undesignated preferred stock with voting or other rights or preferences as designated by the board of directors could impede the success of any attempt to change control of New Calidi. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of New Calidi.

Stockholder meetings

The Proposed Charter provides that a special meeting of stockholders may be called only by New Calidi’s board of directors or chair of the board of directors, chief executive officer or president.

Requirements for advance notification of stockholder nominations and proposals

The Proposed Bylaws establish advance notice procedures with respect to Stockholder Proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

The Proposed Charter will expressly eliminate the right of New Calidi’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of stockholders.

Staggered board of directors

The Proposed Charter provides that New Calidi’s board of directors will be divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by New Calidi’s stockholders. For more information on the classified board of directors, see “Management of New Calidi following the Business Combination — Board Composition.” This system of electing directors may tend to discourage a third party from attempting to obtain control of New Calidi, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

The Proposed Charter provides that no member of New Calidi’s board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of New Calidi’s outstanding voting stock then entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

The Proposed Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a plurality of votes cast by the holders of the Common Stock who entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of New Calidi’s preferred stock may be entitled to elect.

Delaware anti-takeover statute

New Calidi will be subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of forum

The Proposed Charter provides that, unless New Calidi consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on New Calidi’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty by any of New Calidi’s directors, officers or stockholders to New Calidi or its stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time); or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. The provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. For the avoidance of doubt, this provision is intended to benefit and may be enforced by New Calidi, New Calidi’s officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, New Calidi notes that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Proposed Charter also provides that any person or entity purchasing or otherwise acquiring any interest in any security of New Calidi will be deemed to have notice of and to have consented to these choice of forum provisions.

Amendment of Charter provisions

The provisions of Delaware law, the Proposed Charter and the Proposed Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of New Calidi’s board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The Proposed Charter will provide that the affirmative vote of the holders of at least two-thirds of the total voting power of New Calidi’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the issuance of preferred stock, the number, term, classification, removal and filling of vacancies with respect to the board of directors, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, stockholder action by written consent, forum selection, the ability to amend the bylaws, the elimination of liability of directors and officers to the extent permitted by

Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendment of bylaws

The Proposed Charter and Proposed Bylaws will provide that the Proposed Bylaws may only be amended by the board of directors or by the affirmative vote of holders of at least two-thirds of the total voting power of New Calidi’s outstanding shares entitled to vote thereon, voting as a single class. Additionally, the Proposed Charter will provide that the Proposed Bylaws may be adopted, amended, altered or repealed by New Calidi’s board of directors.

Our Transfer Agent and Warrant Agent

The Transfer Agent for the FLAG Common Stock and Warrant Agent for the FLAG Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and Warrant Agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any distribution of, the Trust Account, and waives any and all rights to seek any recourse, reimbursement, payment or satisfaction for any claim against the Trust Account. Accordingly any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against FLAG and FLAG’s assets outside the Trust Account and not against the any monies in the Trust Account or interest earned thereon.

Listing of securities

FLAG Units, FLAG Class A Common Stock and FLAG Public Warrants are publicly traded on the NYSE American under the symbols “FLAGU,” “FLAG” and “FLAGW,” respectively. Following the Closing, New Calidi intends to continue to have its Common Stock and public warrants publicly traded under the proposed symbols “CLDI” and “CLDI.W,” respectively.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management of New Calidi Following the Business Combination — Limitations of Liability and Indemnification of Directors and Officers.”

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of FLAG Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of FLAG’s IPO and thirty (30) days after the consummation of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of FLAG Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five (5) years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of FLAG Class A Common Stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of FLAG Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of FLAG Class A Common Stock is available, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and we are not obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of FLAG Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the issuance of the shares of FLAG Class A Common Stock issuable upon exercise of the warrants and we will use our best efforts to cause the same to become effective within 60 business days after the closing of our initial business combination, and to maintain the effectiveness of such registration statement and current prospectus relating to those shares of FLAG Class A Common Stock until the warrants expire or are redeemed. Notwithstanding the above, if FLAG Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash

Once the warrants become exercisable, we may redeem the outstanding warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of thirty (30) days’ prior written notice of redemption, or the thirty (30)-day redemption period, to each warrant holder; and

•

if, and only if, the closing price of FLAG Class A Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant).

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date.

However, the price of FLAG Class A Common Stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above, our board of directors will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our board of directors will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of FLAG Class A Common Stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of FLAG Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of FLAG Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price per share of the warrants by (y) the fair market value. The fair market value shall mean the average closing price per share of the FLAG Class A Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our board of directors takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of FLAG Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call our warrants for redemption and our board of directors does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of FLAG Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of FLAG Class A Common Stock is increased by a stock dividend payable in shares of FLAG Class A Common Stock, or by a split-up of shares of FLAG Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of FLAG Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of FLAG Class A Common Stock. A rights offering to holders of FLAG Class A Common Stock entitling holders to purchase shares of FLAG Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of FLAG Class A Common Stock equal to the product of (1) the number of shares of FLAG Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for FLAG Class A Common Stock) multiplied by (2) one minus the quotient of (x) the price per share of FLAG Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for FLAG Class A Common Stock, in determining the price payable for FLAG Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price per share of FLAG Class A Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of FLAG Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of FLAG Class A Common Stock on account of such shares of FLAG Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions (or part thereof) which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on the shares of FLAG Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution, do not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price of the warrant or to the number of shares of our FLAG Class A Common Stock issuable on exercise of each warrant), (c) to satisfy the redemption rights of the holders of FLAG Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of FLAG Class A Common Stock in connection with a stockholder vote to amend our current certificate of incorporation to modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of FLAG Class A Common Stock if we do not complete our initial business combination within the completion window or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of FLAG Class A Common Stock in respect of such event.

If the number of outstanding shares of FLAG Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of FLAG Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of FLAG Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of FLAG Class A Common Stock.

Whenever the number of shares of FLAG Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of FLAG Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of FLAG Class A Common Stock so purchasable immediately thereafter. In addition, if (x) we issue additional shares of FLAG Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share of FLAG Class A Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to the initial stockholders or any of their affiliates, without taking into account any founder shares held by the initial stockholders or any of their affiliates, as applicable, prior to such issuance (the “Newly Issued Price”)), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume-weighted average trading price per share of FLAG Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described in “—Redemption of warrants when the price per share of FLAG Class A Common Stock equals or exceeds $10.00” and “—Redemption of warrants when the price per share of FLAG Class A Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of FLAG Class A Common Stock (other than those described above or that solely affects the par value of such shares of FLAG Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of FLAG Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of FLAG Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by FLAG in connection with redemption rights held by its stockholders as provided for in FLAG’s current certificate of incorporation or as a result of the redemption of shares of FLAG Class A Common Stock by FLAG if a proposed initial business combination is presented to its stockholders for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of FLAG Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the FLAG Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of FLAG Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty (30) days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within thirty (30) days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. If you hold warrants, you should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement pertaining to the FLAG IPO, for a description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of FLAG Class A Common Stock and any voting rights until they exercise their warrants and receive shares of FLAG Class A Common Stock. After the issuance of shares of FLAG Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The private placement warrants (including the FLAG Class A Common Stock issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until 30 days after the consummation of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our sponsor or entities affiliated with Metric) and they will not be redeemable under certain redemption scenarios by us so long as they are held by our sponsor, Metric or their respective permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the FLAG Units in the IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than our sponsor, Metric or their respective permitted transferees, the private placement warrants will be redeemable by us under all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the FLAG Units.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of FLAG Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of FLAG Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price per share of the warrants by (y) the Sponsor fair market value. The “Sponsor fair market value” shall mean the average closing price per share of the FLAG Class A Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In connection with the Business Combination, in order to incentivize investors, each of the Sponsor and Metric agreed to transfer to investors, pay expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of FLAG up to 100% of its FLAG Private Placement Warrants. Any such FLAG Private Placement Warrants that are unused for investors or a Permitted Calidi Equity Issuance will be transferred to FLAG, without any consideration paid for such transfer, and cancelled.

COMPARISON OF STOCKHOLDER RIGHTS

FLAG is incorporated under the laws of the State of Delaware and the rights of FLAG Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and the Current Bylaws. As a result of the Business Combination, FLAG Stockholders who continue to hold shares of FLAG Common Stock and Calidi Stockholders who receive shares of FLAG Class A Common Stock in the Business Combination will each become New Calidi stockholders. New Calidi will be incorporated under the laws of the State of Delaware and the rights of New Calidi stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of FLAG Stockholders who become stockholders of New Calidi will continue to be governed by Delaware law but will no longer be governed by the Current Charter, the Current Bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws. In addition, following the Business Combination, the rights of Calidi Stockholders who become New Calidi stockholders will no longer be governed by the laws of the State of Nevada or the Current Charter and instead will be governed by the Proposed Charter and the Proposed Bylaws.

This section describes the material differences between the rights of FLAG Stockholders under the Current Charter and the Current Bylaws and the proposed rights of New Calidi Stockholders under the Proposed Charter and Proposed Bylaws, which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL.

Provision	FLAG	NEW CALIDI
Authorized Capital

The Current Charter provides that the authorized capital stock consists of (a) 300,000,000 shares of FLAG Class A common stock, $0.0001 par value per share, (b) 30,000,000 shares of FLAG Class B common stock, $0.0001 par value per share, and (c) 1,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

The aggregate number of shares of common stock which New Calidi has the authority to issue is, each with a par value of $0.0001 per share (a) [●] shares of voting common Stock (the “Voting Common Stock”) and (b) 18,000,000 shares of non-voting common stock (the “Non-Voting Common Stock”). The aggregate number of shares of preferred stock which New Calidi has the authority to issue is [●] shares, each with a par value of $0.0001 per share.

Upon the consummation of the Business Combination, we expect there will be approximately [●] shares of New Calidi Common Stock outstanding. Immediately following the consummation of the Business Combination, New Calidi is not expected to have any preferred stock outstanding.

Voting Rights	Only holders of FLAG Class B Common Stock has the right to vote on the election of directors prior to our Business	The holders of New Calidi Voting Common Stock will possess all voting power for the election of directors and all other matters

Provision	FLAG	NEW CALIDI
Combination. The holders of the FLAG Class A Common Stock will not be entitled to vote on the election of directors during such time. With respect to any other matter submitted to a vote of FLAG Stockholders, including any vote in connection with our Business Combination, except as required by applicable law or stock exchange rule, holders of the FLAG Class A Common Stock and holders of FLAG Class B Common Stock will vote together as a single class, with each share entitling the holder to one vote.

requiring stockholder action and will be entitled to one vote per share on matters to be voted on by the stockholders of New Calidi. The holders of New Calidi Voting Common Stock will at all times vote together as one class on all matters submitted to a vote of New Calidi Common Stock.

The holders of New Calidi Non-Voting Common Stock have exactly the same rights, terms and conditions as the holders of the New Calidi Voting Common Stock except that such holders are not entitled to vote on any matter submitted to the stockholders of New Calidi.

Number of Directors

The Current Charter provides that the number of directors of FLAG shall be fixed from time to time exclusively in the manner provided by the Current Bylaws.

Subject to the special rights of the holders of any series of preferred stock to elect directors, the FLAG Board is divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. At each succeeding annual meeting of the stockholders of FLAG, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.

The Proposed Charter provides that, subject to rights of any series of preferred stockholder, the number of directors shall be fixed exclusively from time to time by the board of directors of New Calidi. The initial board of directors of New Calidi will be comprised of seven (7) directors. Subject to the special rights of the holders of any series of preferred stock to elect directors, the FLAG Board is divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first (1st) annual meeting of the stockholders following the date of the filing of the Proposed Charter; the initial Class II directors shall serve for a term expiring at the second (2nd) annual meeting of the stockholders following the date of the filing of the Proposed Charter; and the initial Class III directors shall serve for a term expiring at the third (3rd) annual meeting of the stockholders following the date of the filing of the Proposed Charter. At each

Provision	FLAG	NEW CALIDI
annual meeting of the stockholders of FLAG beginning with the first annual meeting of the stockholders following the date of the filing of the Proposed Charter, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election.

Election of Directors

The Current Charter requires that the directors be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

In addition, except as otherwise required by law, whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the preferred stock as set forth in the Current Charter (including any preferred stock designation) and such directors shall not be included in any of the classes described above unless expressly provided by such terms.

The Proposed Charter requires that the directors be elected by a plurality of the votes of the shares of capital stock of New Calidi cast.

Quorum

Board of Directors: A majority of the FLAG Board shall constitute a quorum for the transaction of business at any meeting of the FLAG Board.

Stockholders: The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of FLAG representing a majority of the

Board of Directors: A majority of the board of directors of New Calidi shall constitute a quorum for the transaction of business.

Stockholders: The holders of a majority in voting power of the stock of New Calidi issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall

Provision	FLAG	NEW CALIDI
	voting power of all outstanding shares of capital stock of FLAG entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.	constitute a quorum for the transaction of business at all meetings of the stockholders.

Manner of Acting by Board	The Current Bylaws provide that the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the FLAG Board, except as may be otherwise specifically provided by applicable law, the Current Charter or the Current Bylaws.	The Proposed Bylaws provide that the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors of New Calidi.

Removal of Directors	The Current Charter provides that any and all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of FLAG entitled to vote generally in election of directors, voting together as a single class; provided, that prior to the Closing of our Business Combination, the holders of Class B common stock shall have the exclusive right to elect and remove any director, and the holders of Class A common stock shall have no right to vote on the election or removal of any director.	The Proposed Charter provides that no director may be removed from office by New Calidi’s stockholders except for cause with the affirmative vote of the holders of not less than two-thirds (66 2/3%) of the total voting power of all of the then outstanding shares of voting stock of New Calidi entitled to vote generally in an election of directors.

Nomination of Director Candidates	The Current Bylaws provide that nominations of persons for election to the FLAG Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set	The Proposed Bylaws provide that nominations of any person for election to the board of directors of New Calidi at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in

Provision	FLAG	NEW CALIDI
	forth in FLAG’s notice of such special meeting, may be made (a) by or at the direction of the FLAG Board or (b) by any FLAG Stockholder (i) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in the Current Bylaws.	the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the board, including by any committee or persons authorized to do so by the board or the bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares both at the time of giving the notice and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with the Proposed Bylaws as to such notice and nomination.

Special Meetings of the Board	The Current Bylaws provide that special meetings of the FLAG Board (a) may be called by the chairman of the FLAG Board or president and (b) shall be called by the chairman of the FLAG Board, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.	The Proposed Charter provides that the special meetings of the board of directors of New Calidi may be called by the chairperson of the board of directors, the chief executive officer, the president, the secretary or the majority of the total number of directors constituting the board.

Special Meetings of Stockholders	The Current Bylaws provide that subject to the rights of the holders of any outstanding series of the preferred stock of FLAG and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the FLAG Board, chief executive officer, or the FLAG Board pursuant to a resolution adopted by a majority of the FLAG Board, and may not be called by any other person.	The Proposed Charter provides that the special meetings of the board of directors of New Calidi may be called by the board of directors, the chairperson of the board of directors, the chief executive officer or the president and shall not be called by any other person or persons.

Provision	FLAG	NEW CALIDI

Manner of Acting by Stockholders	The Current Bylaws provide that all matters other than the election and removal of directors and amendment of the Current Charter and Current Bylaws presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Current Charter, Current Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.	The Proposed Bylaws provides that, except as otherwise required by law, the Proposed Charter or the Proposed Bylaws, in all matters other than the election and removal of directors and amendment of the Proposed Bylaws and the Proposed Charter, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders.

Stockholder Action Without Meeting

The Current Charter provides that, except as may be otherwise provided for or fixed pursuant to the Current Charter (including any preferred stock designation) relating to the rights of the holders of any outstanding series of preferred stock, subsequent to the consummation of the IPO, any action required or permitted to be taken by the stockholders of FLAG must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent.

Any action required or permitted to be taken at any meeting of the holders of FLAG Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding FLAG Class B Common Stock having not less

The Proposed Charter provides that, any action required or permitted to be taken by the stockholders of New Calidi may be effected only at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders in lieu of such meeting.

Provision	FLAG	NEW CALIDI
than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of FLAG Class B Common Stock were present and voted and shall be delivered to FLAG by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of FLAG having custody of the book in which minutes of proceedings of stockholders are recorded.

Amendment of Charter

The Current Charter requires a separate or specific vote for:

•  Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;

•  Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the FLAG Class B Common Stock, which require a separate class vote;

•  Amendments to the provisions of the Current Charter related to the requirements for FLAG’s Business Combination, redemption rights, distributions from the Trust Account, certain share issuances, which require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the FLAG Common Stock ; and

•  Amendments to the provisions of the Current Charter related to the election and removal of directors

Pursuant to Delaware law, an amendment to the charter generally requires the approval of the board of directors of New Calidi and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Under the Proposed Charter, in addition to any vote required by the DGCL, certain key sections of the Proposed Charter may be amended only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of the then outstanding shares of stock of New Calidi entitled to vote thereon, voting together as a single class.

Provision	FLAG	NEW CALIDI
prior to the initial business combination, which require a resolution passed by a holders of at least ninety (90%) of the outstanding common

Amendment to Bylaws	The Current Charter provides that the FLAG Board shall have the power to adopt, amend, alter or repeal the Current Bylaws. The affirmative vote of a majority of the FLAG Board shall be required to adopt, amend, alter or repeal the Current Bylaws. The Current Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of FLAG required by applicable law or the Current Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of FLAG entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Current Bylaws.

The Proposed Bylaws provide that the board of directors of New Calidi is expressly empowered to adopt, amend or repeal the bylaws.

The stockholders also shall have power to adopt, amend or repeal the bylaws; provided, however, in addition to any vote of the holders of any class or series of stock of New Calidi required by applicable law or by the Proposed Charter (including any certificate of designation in respect of one or more series of preferred stock), the adoption, amendment or repeal of the bylaws by the stockholders shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors, voting together as a single class

Liquidation	The Current Charter provides that in the event of any voluntary or involuntary liquidation, dissolution or winding up of FLAG, after payment or provision for payment of the debts and other liabilities of FLAG, the holders of shares of FLAG Class A Common Stock shall be entitled to receive all the remaining assets of FLAG available for distribution to its stockholders, ratably in proportion to the number of shares of Class A common stock (on an as converted basis with respect to the Class B common stock) held by them.	The Proposed Charter provides that subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Calidi, and after payment or provision for payment of the debts and other liabilities of New Calidi, if any, the funds and assets of New Calidi that may be legally distributed to New Calidi’s stockholders shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Provision	FLAG	NEW CALIDI
Redemption Rights	The Current Charter provides that, prior to the consummation of our Business Combination, FLAG shall provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of the Business Combination pursuant to, and subject to certain limitations set forth in the Current Charter for cash equal to the applicable Redemption Price per share; provided, however, that FLAG shall not redeem or repurchase public shares to the extent that such redemption would result in FLAG’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.	None.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of FLAG Securities

Our FLAG Units, each of which consists of one share of FLAG Class A Common Stock, par value $0.0001 per share, and one-half of one redeemable FLAG Public Warrant, each whole warrant entitling the holder thereof to purchase one share of FLAG Class A Common Stock, began trading on the New York Stock Exchange under the symbol “FLAGU” on September 10, 2021, and were subsequently transferred to the NYSE American under the symbol “FLAGU” on November 17, 2022. On November 1, 2021, the FLAG Class A Common Stock and FLAG Public Warrants began trading on the New York Stock Exchange under the symbols “FLAG” and “FLAGW,” respectively in separate trading as the component parts of the FLAG Units and were subsequently transferred to the NYSE American under the symbols “FLAG” and “FLAGW,” respectively, on November 17, 2022. Each redeemable FLAG Public Warrant entitles the holder to purchase one share of FLAG Class A Common Stock at a price of $11.50 per share, subject to adjustments as described in our IPO Prospectus dated September 9, 2021, which was filed with the SEC. FLAG Public Warrants may only be exercised for a whole number of shares of FLAG Class A Common Stock and will become exercisable 30 days after the completion of the Business Combination. Our redeemable warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation as described in the IPO Prospectus.

The following table sets forth, for the calendar quarter indicated, the high and low sales prices of FLAG Class A Common Stock, FLAG Public Warrants and FLAG Units as reported on the New York Stock Exchange and the NYSE American for the periods presented.

	Common Stock		Warrants		Units
Period	High	Low	High	Low	High	Low
Q3 2023(1)	$10.58	$10.53	$0.19	$0.19	$10.61	$10.60
Q2 2023	$11.53	$10.49	$0.13	$0.13	$10.60	$10.58
Q1 2023(2)(3)	$10.26	$10.26	$0.07	$0.06	$10.57	$10.52
Q4 2022	$10.26	$10.26	$0.07	$0.06	$10.57	$10.52
Q3 2022	$10.55	$9.80	$0.12	$0.02	$10.15	$9.92
Q2 2022	$10.07	$9.87	$0.40	$0.05	$10.10	$9.93
Q1 2022(4)(5)	$9.91	$9.81	$0.61	$0.32	$10.07	$10.00

(1)	Through July 21, 2023.
(2)	FLAG Class A Common Stock and FLAG Public Warrants through March 30, 2023.
(3)	FLAG Units through March 20, 2023, reflecting latest available trading information on the NYSE American.
(4)	FLAG Class A Common Stock and FLAG Public Warrants started trading separately on November 1, 2022.
(5)	FLAG Units, FLAG Class A Common Stock and FLAG Public Warrants began trading on the NYSE American on November 17, 2022.

Dividend Policy

FLAG has not paid any cash dividends on our common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future is dependent upon FLAG’s revenues and earnings, if any, capital requirements, the terms of any indebtedness and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the FLAG Board at such time. In addition, the FLAG Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

BENEFICIAL OWNERSHIP OF SECURITIES

The table below and the accompanying footnotes set forth information with respect to the beneficial ownership of (i) FLAG prior to the Business Combination and (ii) New Calidi immediately following the completion of the Business Combination by:

•	each person known by FLAG to be the beneficial owner of more than 5% of the outstanding shares of FLAG Class A Common Stock;

•	each person who will (or is expected to) become the beneficial owner of more than 5% of the outstanding shares of New Calidi Common Stock;

•	each current executive officer of FLAG and each member of the FLAG Board, and all executive officers and directors of FLAG as a group; and

•

each person who will (or is expected to) become an executive officer or director of New Calidi upon consummation of the Business Combination and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if they possess sole or shared voting (which includes the power to vote or to direct the voting of) or investment power (which includes the power to dispose of or to direct the disposition of) that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial ownership of shares of FLAG Class A Common Stock pre-Business Combination is based on 4,128,024 shares of FLAG Class A Common Stock issued and outstanding as of June 20, 2023.

The expected beneficial ownership of shares of New Calidi Common Stock immediately following completion of the Business Combination assumes the following two scenarios:

•

Assuming No Redemptions: This presentation assumes that no public shareholders of FLAG exercise redemption rights to receive cash from the Trust Account with respect to their public shares and receive the additional pro rata portion of 2,000,000 Non-Redeeming Continuation Shares pursuant to the Merger Agreement, as amended.

•	Assuming Maximum Redemptions: This presentation assumes that all 4,128,024 shares of FLAG Class A Common Stock are redeemed and no Non-Redeeming Continuation Shares are issued.

As holders of all of the outstanding shares of FLAG Class B Common Stock waived their redemption rights in connection with the Closing, only redemptions by public shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum Redemptions. Both scenarios assume that there will be an aggregate of 4,128,024 shares of FLAG Class A Common Stock issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of New Calidi Common Stock upon completion of the Business Combination, and in the “no redemptions” scenario an additional 2,000,000 Non-Redeeming Continuation Shares are issued pro rata at the Closing to the public shareholders pursuant to the Merger Agreement, as amended.

Both scenarios assume that, at the Closing, 27,500,000 shares of New Calidi Common Stock will be issued to the Calidi Security Holders, assuming no further adjustment to the Merger Consideration for any contingent consideration or Escalation Shares, based on the number of shares of Calidi outstanding on an and as-converted basis as of June 20, 2023 and assuming that, on or prior to the Closing: (i) all of the outstanding Calidi Convertible Notes have been converted into shares of Calidi Common Stock, (ii) all of the Calidi SAFEs have been converted into shares of Calidi Common Stock, (iii) all of the vested Qualified Calidi Options outstanding as of June 20, 2023 have been net exercised in full for shares of Calidi Common Stock, (iv) all of the Calidi

Warrants outstanding have been exercised or net exercised, as applicable, in full for shares of Calidi Common Stock, (v) all of the outstanding shares of Calidi Founder Stock, Calidi Series A-1 Preferred Stock and Calidi Series A-2 Common Stock have been converted into Calidi Common Stock, and (vi) all of the firm commitments secured on June 16, 2023 to fund the Calidi Series B Convertible Preferred Stock (“Calidi Series B”) have been received and the Calidi Series B shares have been issued and converted into Calidi Common Stock. This estimated number of shares includes the shares of New Calidi Common Stock that will be delivered into escrow for the Adjustment Amount Holdback at the Closing in accordance with the terms of the Merger Agreement and assumes that the Merger Consideration is not adjusted for any Calidi’s level of Net Debt as of the Closing (pursuant to the Net Debt Adjustment or the Post-Closing Adjustment).

The beneficial ownership information below also: (i) assumes conversion in full of the Sponsor Note exercisable for shares of New Calidi Common Stock at the Closing but excludes the shares underlying the FLAG Public Warrants, the FLAG Private Warrants and the FLAG Forward Purchase Warrants as such securities are not exercisable or convertible within 60 days of June 20, 2023; (ii) excludes the shares of New Calidi Common Stock expected to be reserved for issuance or grant pursuant to the Incentive Plan and the ESPP; (iii) includes approximately 5.6 million shares of Calidi Common Stock (determined after applying the Conversion Ratio) underlying Assumed Options (exercisable or that may become exercisable within 60 days) issued at the Closing to holders of vested Non-Qualified Stock Options of Calidi immediately prior to the Effective Time, in each case subject to the terms of the Merger Agreement. Based on the foregoing assumptions, we estimate that there would be 39,378,024 shares (or 44,937,472 shares, including the vested Non-Qualified Stock Options) of New Calidi Common Stock outstanding immediately following the consummation of the business combination in the “no redemption” scenario, and 33,250,000 shares (or 38,809,448 shares, including the vested Non-Qualified Stock Options) of New Calidi Common Stock issued immediately following the consummation of the Business Combination in the “maximum redemption” scenario. If the number of outstanding Calidi Options at the Closing remains the same as the number currently outstanding, New Calidi would assume approximately 2.0 million (determined after applying the Conversion Ratio) unvested Calidi Stock Options and 5.6 million (determined after applying the Conversion Ratio) vested Non-Qualified Stock Options at the Closing. The 2.0 million shares of New Calidi Common Stock issuable upon exercise of these options are not reflected in the beneficial ownership table while the 5.6 million shares of New Calidi Common Stock issuable upon exercise of these options are reflected in the beneficial ownership table. If the actual facts are different from the foregoing assumptions, ownership figures in New Calidi and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. The expected beneficial ownership of shares of New Calidi Common Stock post-Business Combination is provided for illustrative purposes only, as actual outcomes may prove different from the assumptions. In particular, the actual number of public shareholders of FLAG who will exercise their redemption rights is uncertain.

Post-Business Combination
				Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Shares of FLAG Class A Common Stock	Number of Shares of FLAG Class B Common Stock	% of FLAG Class A Common Stock	Number of Shares of New Calidi Common Stock	%	Number of Shares of New Calidi Common Stock	%
Pre-Business Combination
Directors and Executive Officers
Michael J. Alber(1)(2)	—	—	—	—	—	—	—
William J. Fallon(1)(2)	—	—	—	—	—	—	—
Michael C. Ruettgers(1)(2)	—	—	—	—	—	—	—

				Post-Business Combination
				Assuming No Redemptions			Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Shares of FLAG Class A Common Stock	Number of Shares of FLAG Class B Common Stock	% of FLAG Class A Common Stock	Number of Shares of New Calidi Common Stock	%		Number of Shares of New Calidi Common Stock	%
Jeanne C. Tisinger(1)(2)	—	—	—	—	—		—	—
Thomas A. Vecchiolla(1)(2)	—	—	—	—	—		—	—
All FLAG directors and executive officers as a group (five individuals)(1)(2)	—	—	—	—	—		—	—

5% Holders Pre-Business Combination
First Light Acquisition Group, LLC(1)(2)(3)	—	2,383,813	36.6%	2,383,813	6.1%		2,383,813	7.2%
Metric Finance Holdings I, LLC(4)	—	807,546	16.4%	807,546	2.4%		807,546	2.4%
Polar Asset Management Partners Inc.(5)	412,800	—	10.0%	612,799	1.6%		—	—%
Woodline Partners LP(6)	400,000	—	9.7%	593,797	1.5%		—	—%
First Trust Merger Arbitrage Fund(7)	385,000	—	9.3%	571,530	1.5%		—	—%
First Trust Capital Management L.P.(7)	400,000	—	9.7%	593,797	1.5%		—	—%
683 Capital Management, LLC)(8)	300,000	75,758	8.9%	521,133	1.3%		75,758	—%
Hudson Bay Capital Management LP(9)	500,000	—	12.1%	500,000	1.3%		—	—%
Koch Industries, Inc.(10)	356,098	—	8.6%	742,247	1.9%		—	—%
Jackson Investment Group LLC(11)	—	705,987	16.8%	2,670,156	5.9%		2,670,156	6.9%
Meteora Capital Partners, L.P.(12)	—	400,000	8.8%	400,000	1.0%		400,000	1.2%

Directors and Executive Officers Post-Business Combination
Allan Camaisa(13)(14)	—	—	—	11,031,707	24.5%		11,031,707	28.4%
Tony Kalajian(13)(15)	—	—	—	264,975	*	%	264,975	* %
Boris Minev(13)	—	—	—	542,607	1.2%		542,607	1.4%
Stephen Thesing(13)	—	—	—	452,647	1.0%		452,647	1.2%
George Ng(13)(16)	—	—	—	395,347	*	%	395,347	* %
Wendy Pizarro(13)	—	—	—	111,925	*	%	111,925	* %
Antonio Santidrian(13)	—	—	—	321,675	*	%	321,675	* %
Amish Patel(13)	—	—	—	39,621	*	%	39,621	* %
David Sans(13)	—	—	—	—	—%		—	—%
Heehyoung Lee(13)(17)	—	—	—	264,700	*	%	264,700	* %
Scott Leftwich(13)	—	—	—	2,592,701	5.8%		2,592,701	6.7%
James Schoeneck(13)	—	—	—	251,021	*	%	251,021	* %
Alfonso Zulueta(13)	—	—	—	198,419	*	%	198,419	* %

				Post-Business Combination
				Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Shares of FLAG Class A Common Stock	Number of Shares of FLAG Class B Common Stock	% of FLAG Class A Common Stock	Number of Shares of New Calidi Common Stock	%	Number of Shares of New Calidi Common Stock	%
All directors and executive officers of New Calidi on Post-Business Combination as a group (fourteen individuals)				20,014,165	44.5%	20,014,165	51.6%

5% Holders Post-Business Combination
Allan Camaisa(13)(14)	—	—	—	12,799,459	28.5%	12,799,459	33.0%
Scott Leftwich and SECBL LLC(18)	—	—	—	2,592,701	5.8%	2,592,701	6.7%
Jackson Investment Group LLC(11)	—	—	—	2,670,156	5.9%	2,670,156	6.9%

*	Less than 1.0%.
(1)	Unless otherwise noted, the business address of each of the entities or individuals is c/o First Light Acquisition Group, Inc., 11110 Sunset Hills Road, Suite 2278, Reston, VA 20190.
(2)

Certain individual officers and directors of FLAG hold interests in the FLAG Sponsor and each disclaims any beneficial interest other than to the extent of his or her pecuniary interest. Interests shown consist solely of shares of FLAG Class B Common Stock which will automatically convert into shares of FLAG Class A Common Stock at the time of our initial business combination on a one-for-one basis, subject to adjustment.

(3)

Represents shares directly held by the FLAG Sponsor. William J. Weber is the sole member of FLAG Sponsor Manager, LLC, the manager of the FLAG Sponsor. Based upon the relationships among the FLAG Sponsor, the FLAG Sponsor’s manager and Mr. Weber, including pursuant to the FLAG Sponsor’s organizational documents, each of the FLAG Sponsor’s manager and Mr. Weber may be deemed to beneficially own securities held by the FLAG Sponsor. Each of the FLAG Sponsor, the FLAG Sponsor’s manager and Mr. Weber disclaims beneficial ownership of any such securities, except to the extent of their respective pecuniary interests.

(4)	Represents shares directly held by Metric Finance Holdings I, LLC. The address of the foregoing reporting person is 330 Madison Avenue, New York, New York, 10017.
(5)

Beneficial ownership is based solely on ownership as set forth in a Form 4 filed by Polar Asset Management Partners Inc. on October 21, 2022. The address for the foregoing reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6. The Form 4 and Schedule 13G filed by Polar Asset Management Partners Inc. do not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The Form 4 and last filed Schedule 13G amendment is signed by Andrew Ma, Chief Compliance Officer.

(6)

Beneficial ownership is based solely on ownership as set forth in the Schedule 13G filed by Woodline Partners LP on February 10, 2023. The address for the foregoing reporting person is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111. The Schedule 13G does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The Schedule 13G is signed by Erin Mullen, as General Counsel and Chief Compliance Officer.

(7)

Beneficial ownership is based solely on ownership as set forth in the Schedule 13G filed jointly by First Trust Merger Arbitrage Fund (“VARBX”), First Trust Capital Management L.P. (“FTCM”), First Trust Capital Solutions L.P. (“FTCS”), and FTCS Sub GP LLC (“Sub GP”) on February 14, 2023, reporting sole voting and dispositive power over 385,000 shares of FLAG Class A Common Stock by VARBX and sole voting and dispositive power over 400,000 shares of FLAG Class A Common Stock by FTCM, FTCS and Sub GP. The address for VATBX is 235 West Galena Street, Milwaukee, WI 53212, and the address for FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The Schedule 13G does not name natural persons who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The Schedule 13G is signed by Joy Ausili, as Vice President and Assistant Secretary of VARBX and Chad Eisenberg, as Chief Operating Officer of FTCM, FTCS and Sub GP.
(8)

Beneficial ownership is based solely on ownership as set forth in the Schedule 13G filed by 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman on February 14, 2023 reporting shared voting and dispositive power over 300,000 shares of FLAG Class A Common Stock and 75,758 shares of FLAG Class B Common Stock. The address for the foregoing reporting persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.

(9)

Beneficial ownership is based solely on ownership as set forth in the Schedule 13G filed by Hudson Bay Capital Management LP and Mr. Sander Gerber on November 8, 2022 reporting shared voting and dispositive power over 500,000 shares of FLAG Class A Common Stock. The address for the foregoing reporting persons is 28 Havemeyer Place, 2nd Floor, Greenwich, Connecticut 06830.

(10)

Beneficial ownership is based solely on ownership as set forth in the Schedule 13G filed by Spring Creek Capital, LLC (“Spring Creek”), SCC Holdings, LLC (“SCC”), KIM, LLC (“KIM”), Koch Investments Group, LLC (“KIG”), Koch Investments Group Holdings, LLC (“KIGH”), and Koch Industries, Inc. (“Koch Industries”) on November 8, 2022. Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the shares of FLAG Class A common stock held by Spring Creek by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC and (v) SCC’s beneficial ownership of Spring Creek. The address for the foregoing reporting persons is 4111 E. 37th Street North, Wichita, KS 67220. The Schedule 13G does not name a natural person who directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the securities. The Schedule 13G is signed by Raffaele G. Fazio, as Vice President, Secretary, and Assistant Secretary, as applicable.

(11)

Pre-Closing beneficial ownership is solely based on ownership as set forth in the Schedule 13D/A filed by Jackson Investment Group, LLC and Richard L. Jackson on June 28, 2023 reporting shared voting and dispositive power over 705,987 shares of FLAG Class B Common Stock. The address for the foregoing reporting persons is 2655 Northwinds Parkway, Alpharetta, GA 30009.

(12)	The address of the foregoing reporting person is 1200 N Federal Hwy, Suite 200 Boca Raton, FL 33432.
(13)	Unless otherwise noted, the business address of each of the entities or individuals is c/o Calidi Biotherapeutics, Inc., 4475 Executive Drive, Suite 200 San Diego, CA, 92121, USA.
(14)

Interest shown include Common Stock directly held by (i) AJC Capital, LLC, of which Allan Camaisa is the sole managing member and owner, (ii) Jamir Trust, of which Allan Camaisa is the sole trustee, and (iii) Calidi Cure LLC, a special purpose entity managed and operated by Allan Camaisa formed for purposes of investing in the Series B Financing as a consortium of investors, including Mr. Camaisa, and holding common stock. As such, Mr. Camaisa may be deemed to have beneficial ownership of the common stock held by AJC Capital, Jamir Trust and Calidi Cure LLC.

(15)	Interests shown excludes the Common Stock issuable upon the exercise of certain unvested options contemplated to become accelerated upon Closing of the Business Combination.
(16)

Interests shown include (i) Common Stock directly held by George Ng, and (ii) Common Stock directly held by Peng Ventures, LLC, an entity in which Mr. Ng is a partner. As such, Mr. Ng may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Peng Ventures, LLC. Mr. Ng disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, if any, therein.

(17)

Interests shown include (i) Common Stock directly held by Heehyoung Lee, and (ii) Common Stock directly held by Won & Partners, an entity in which Ms. Lee is a partner. As such, Ms. Lee may be deemed to have shared voting, investment and dispositive power with respect to the shares held by Won & Partners. Ms. Lee disclaims beneficial ownership of these shares except to the extent of her pecuniary interest, if any, therein.

(18)

Interests shown include (i) Common Stock directly held by Scott Leftwich, and (ii) SECBL LLC, of which Scott Leftwich is the sole trustee. As such, Mr. Leftwich may be deemed to have beneficial ownership of the common stock held by SECBL, LLC.

(19)	Interests shown include Common Stock directly held by Jackson Investment Group LLC.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

FLAG Related Person Transactions

In April 2021, we issued an aggregate of 5,750,000 founder shares to our Sponsor and Metric for an aggregate purchase price of $25,000 in cash, or approximately $0.004 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the issued and outstanding shares upon completion of the IPO. As described in more detail below, prior to the IPO, an aggregate of up to 1,452,654 founder shares were purchased by our anchor investors from our Sponsor and Metric at approximately $0.004 per share (which is our Sponsor’s and Metric’s cost for acquiring such shares). No anchor investor purchased more than 9.9% of the FLAG Units offered in the IPO. The founder shares (including the shares of our FLAG Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Our Sponsor and Metric (which is not an affiliate of our Sponsor) purchased 3,397,155 FLAG Private Placement Warrants for a purchase price of $1.50 per warrant in a private placement that closed simultaneously with the closing of the IPO. Each private placement warrant entitles the holder to purchase one share of our FLAG Class A Common Stock at $11.50 per share.

We pay our Sponsor a total of $10,000 per month for administrative support and services. Upon consummation of the Business Combination or our liquidation, we will cease paying these monthly fees.

Other than these monthly fees, no compensation of any kind, including finder’s and consulting fees, are paid by us to our Sponsor, the Insiders, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, the Insiders or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Metric has committed capital to us and will suffer the loss of that capital if we do not consummate the Business Combination within the prescribed time. Notwithstanding the commitment of capital to us and the resulting economic incentives, Metric owes no fiduciary, contractual or other duties to promote the success of our launch, including as to the provision of additional capital required to identify, diligence and consummate the Business Combination, and accordingly, Metric and its affiliates may engage in activities that may conflict with your interests. Among other activities, Metric and its affiliates have invested in, sponsored and formed, and may invest in, sponsor or form, other special purpose acquisition companies similar to ours and have pursued and may pursue other business or investment ventures at any time, including businesses or investment ventures that may compete with us for the Business Combination opportunities.

In November and December 2022, FLAG issued Promissory Notes to certain officers and directors of FLAG with an aggregate outstanding principal balance of $710,000 to fund working capital and payments in connection with the extension of the deadline by which FLAG must complete its initial business combination. Under the terms of such notes, FLAG is required to pay interest on the notes at a per annum rate of 50% to 100% of the loan amount of the Promissory Notes. On December 13, 2022, FLAG issued the Jackson Note to Jackson Investment Group, LLC, an existing FLAG investor, with an outstanding principal balance of $205,000. Under the terms of the Jackson Note, FLAG is required to pay interest at a per annum rate of 50% of the loan amount. On December 27, 2022, FLAG issued the Calidi Note to Calidi with an outstanding principal balance of $75,000. The Calidi Note bears no interest. Each of the Promissory Notes, the Jackson Note and the Calidi Note is payable in full on the earliest to occur of (i) the date on which FLAG consummates its initial business combination and (ii) the date that the winding up of FLAG is effective.

Related Agreements

In connection with the Merger Agreement, FLAG entered into (i) the Sponsor Agreement with the Sponsor, Metric, Calidi and the Insiders party thereto. See section entitled “Proposal No. 1 - The Business Combination Proposal - Related Agreements - Sponsor Agreement,” and (ii) the Voting and Lock-Up Agreements with Calidi and each of the Significant Company Holders. See the section entitled “Proposal No. 1 - The Business Combination Proposal - Related Agreements - Voting and Lock-Up Agreements.”

APPRAISAL RIGHTS

FLAG Stockholder Appraisal Rights

FLAG Stockholders do not have appraisal rights in connection with the Transactions under the DGCL.

SUBMISSION OF STOCKHOLDER PROPOSALS

The FLAG Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement/prospectus and form of proxy for submission to the stockholders at our 2023 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our Bylaws. Such proposals must be received by FLAG at its executive offices a reasonable time before FLAG begins to print and mail its 2023 annual meeting proxy materials in order to be considered for inclusion in FLAG’s proxy materials for the 2023 annual meeting.

In addition, our Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to us at the principal executive offices of FLAG not later than the close of business on the 90th nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered no earlier than the close of business on the 120th day before the meeting and not later than the later of (i) the close of business on the 90th day before the meeting or (ii) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by FLAG. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The chairman of the FLAG Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the FLAG Board, any committee chairperson or the non-management directors as a group by writing to the FLAG Board or committee chairperson in care of First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A Common Stock of First Light Acquisition Group, Inc. offered by this proxy statement/prospectus.

EXPERTS

The consolidated balance sheets of Calidi Biotherapeutics, Inc. as of December 31, 2021 and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, have been audited by Mayer Hoffman McCann P.C. (“MHM”), an independent registered public accounting firm, as stated in their report included herein (which report includes an explanatory paragraph describing conditions that raise substantial doubt about Calidi Biotherapeutics, Inc.’s ability to continue as a going concern described in Note 1 to the consolidated financial statements). Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Calidi as of December 31, 2022, and the related consolidated statement of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, have been audited by Marcum LLP (“Marcum”), an independent registered public accounting firm, as stated in its report included herein (which report includes an explanatory paragraph describing conditions that raise substantial doubt about Calidi’s ability to continue as a going concern described in Note 1 to the consolidated financial statements). Such financial statements have been included herein in reliance on the report of such firm given upon its authority as experts in accounting and auditing.

The financial statements of First Light Acquisition Group, Inc. as of December 31, 2022 and as of December 31, 2021, and for the year ended December 31, 2022, and for the period from March 24, 2021 (inception) through December 31, 2021 included in this proxy/prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP (n/k/a BDO USA, P.A.), an independent registered public accounting firm, appearing elsewhere herein and in the proxy/prospectus and elsewhere in the registration statement, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 23, 2022, Calidi dismissed Mayer Hoffman McCann P.C. (“MHM”) as its independent registered public accounting firm, effective on such date. The decision to dismiss MHM was approved by the Audit Committee and the full Board of Directors. On the same date, Calidi approved the appointment of Marcum LLP (“Marcum”) as Calidi’s independent registered public accounting firm.

MHM’s reports on Calidi’s financial statements as of and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding Calidi’s ability to continue as a going concern.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through November 23, 2022, there were (i) no disagreements withing the meaning of Item 304(a)(1)(iv) of Regulation S-K between Calidi and MHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of

MHM, would have caused MHM to make reference to the subject matter of the disagreement in connection with its reports on Calidi’s financial statements for such periods and (ii) no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K. MHM was not the auditor of Calidi for the year ended December 31, 2022.

Calidi provided MHM with a copy of these disclosures above and requested that MHM furnish Calidi a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the statements above. MHM’s letter to the Commission will be filed in accordance with Items 304(a)(3) of Regulation S-K.

Prior to engagement of Marcum, as of and for the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through November 23, 2022, Calidi did not consult with Marcum regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, FLAG and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of FLAG’s annual report to stockholders and FLAG’s proxy statement/prospectus. Upon written or oral request, FLAG will deliver a separate copy of the annual report and/or proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that FLAG deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that FLAG deliver single copies of such documents in the future. Stockholders may notify FLAG of their requests by calling or writing FLAG at its principal executive offices at 11110 Sunset Hills Road #2278, Reston, VA 20190 or (202) 503-9255.

WHERE YOU CAN FIND MORE INFORMATION

FLAG files reports, proxy statement/prospectus and other information with the SEC as required by the Exchange Act. You may access information on FLAG at the SEC web site containing reports, proxy statement/prospectus and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to FLAG has been supplied by FLAG, and all such information relating to Calidi has been supplied by Calidi. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

First Light Acquisition Group

11110 Sunset Hills Road #2278

Reston, VA 20190

Tel.: (202) 503-9255

If you are a stockholder of FLAG and would like to request documents, please do so by [●], 2023, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement/prospectus of FLAG for the special meeting. We have not authorized anyone to give any information or make any representation about the Transactions, Calidi or FLAG that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
FIRST LIGHT ACQUISITION GROUP, INC.

Condensed Balance Sheets as of March 31, 2023 (unaudited) and December 31, 2022	F-2

Condensed Statements of Operations for the three months ended March 31, 2023 and 2022 (unaudited)	F-3

Condensed Statements of Changes in Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit for the three months ended March 31, 2023 and 2022 (unaudited)	F-4

Condensed Statements of Cash Flows for three months ended March 31, 2023 and 2022 (unaudited)	F-5

Notes to Interim Condensed Financial Statements (unaudited)	F-6

Report of Independent Registered Public Accounting Firm	F-27

Balance Sheets as of December 31, 2022 and December 31, 2021	F-28

Statements of Operations for the year ended December 31, 2022 and for the period from March 24, 2021 (inception) through December 31, 2021	F-29

Statements of Changes in Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit for the year ended December 31, 2022	F-30

Statements of Cash Flows for the twelve months ended December 31, 2022 and for the period from March 24, 2021 (inception) through December 31, 2021	F-31

Notes to Financial Statements	F-32
CALIDI BIOTHERAPEUTICS, INC.

Condensed Consolidated Balance Sheets as of March 31, 2023 (unaudited) and December 31, 2022	F-50

Condensed Consolidated Statements of Operations for the three months ended March 31, 2023 and 2022 (unaudited)	F-51

Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2023 and 2022 (unaudited)	F-52

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2023 and 2022 (unaudited)	F-53

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and 2022 (unaudited)	F-55

Notes to Condensed Consolidated Financial Statements	F-56

Report of Independent Registered Public Accounting Firm	F-98

Report of Independent Registered Public Accounting Firm	F-99

Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021	F-100

Consolidated Statements of Operations for the year ended December 31, 2022 and December 31, 2021	F-102

Consolidated Statements of Comprehensive Loss for the year ended December 31, 2022 and December 31, 2021.	F-103

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the year ended December 31, 2022 and December 31, 2021	F-104

Consolidated Statements of Cash Flows for the year ended December 31, 2022 and December 31, 2021	F-106

Notes to Consolidated Financial Statements	F-107

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements
FIRST LIGHT ACQUISITION GROUP, INC
.
CONDENSED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(unaudited)

ASSETS
Current assets:

Cash	$82,828	$93,892
Due from related party	870	870
Prepaid expenses	185,166	306,909

Total Current Assets	268,864	401,671
Non-current assets:
Marketable securities held in trust account	42,906,943	42,453,107

Total Non-current Assets	42,906,943	42,453,107

TOTAL ASSETS	$43,175,807	$42,854,778

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$4,802,626	$3,219,620
Accounts payable	142,009	51,074
Accrued interest payable	73,158	7,719
Promissory notes – related parties, net of debt discount	1,463,477	1,224,635
Contingent interest liability	134,269	32,865

Total Current Liabilities	6,615,539	4,535,913
Non-current liabilities:
Warrant liability	656,500	745,000
Forward purchase unit liability	880,677	326,234

Total Non-current Liabilities	1,537,177	1,071,234

TOTAL LIABILITIES	8,152,716	5,607,147

Commitments and Contingencies (Note 8)
Class A common stock subject to possible redemption, 23,000,000 shares issued and 4,128,024 outstanding as of March 31, 2023 and December 31, 2022, at redemption value	42,906,943	42,453,107
Stockholders’ Deficit
Preferred stock, $ 0.0001 par value; 1,000,000 shares authorized; no ne issued and outstanding	—	—
Class A common stock, $ 0.0001 par value; 300,000,000 shares authorized; no ne issued and outstanding (excluding 4,128,024 shares subject to possible redemption as of March 31, 2023 and December 31, 2022)	—	—
Class B common stock, $ 0.0001 par value; 30,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575
Additional paid-in capital	—	—
Accumulated deficit	(7,884,427)	(5,206,051)

Total Stockholders’ Deficit	(7,883,852)	(5,205,476)

TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$43,175,807	$42,854,778

The accompanying notes are an integral part of the financial statements.

FIRST LIGHT ACQUISITION GROUP, INC.
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended March 31,
	2023		2022

Operating costs		$2,029,212	$528,858

Loss from operations		(2,029,212)	(528,858)

Other income (expense):
Unrealized gain on marketable securities held in Trust Account		27,986	2,266
Earnings on marketable securities held in Trust Account		425,850	16,505
Change in fair value of contingent interest liability		(101,404)	—
Change in fair value of warrant liability		88,500	2,094,300
Change in fair value of forward purchase unit liability		(554,443)	(122,020)
Debt discount amortization		(16,342)	—

Other (loss) income		(129,853)	1,991,051

(Loss) income before provision for income taxes		(2,159,065)	1,462,193
Provision for income taxes		(65,475)	—

Net (loss) income		$(2,224,540)	$1,462,193

Weighted average shares outstanding of redeemable Class A common stock		4,128,024	23,000,000
Basic and diluted net (loss) income per share, redeemable Class A common stock	$	(0.16)	$0.05
Weighted average shares outstanding of non-redeemable Class B common stock		5,750,000	5,750,000
Basic and diluted net (loss) income per share, non-redeemable Class B common stock	$	(0.27)	$0.05
The accompanying notes are an integral part of the
financial
statements.

FIRST LIGHT ACQUISITION GROUP, INC.
CONDENSED STATEMENTS OF CHANGES IN CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT (UNAUDITED)

	Class A
	Common stock Subject to Possible Redemption		Class B Common stock		Additional Paid-in Capital	Accumulated	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Deficit

Balance – December 31, 2022	4,128,024	$42,453,107	5,750,000	$575	$—	$(5,206,051)	$(5,205,476)
Remeasurement of Class A common stock to redemption value	—	453,836	—	—	—	(453,836)	(453,836)
Net loss	—	—	—	—	—	(2,224,540)	(2,224,540)

Balance – March 31, 2023 (unaudited)	4,128,024	$42,906,943	5,750,000	$575	$—	$(7,884,427)	$(7,883,852)

	Class A
	Common stock Subject to Possible Redemption		Class B Common stock		Additional Paid-in Capital	Accumulated	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Deficit
Balance – December 31, 2021	23,000,000	$230,004,784	5,750,000	$575	$—	$(14,687,389)	$(14,686,814)
Remeasurement of Class A common stock to redemption value	—	18,771	—	—	—	(18,771)	(18,771)
Net income	—	—	—	—	—	1,462,193	1,462,193

Balance – March 31, 2022 (unaudited)	23,000,000	$230,023,555	5,750,000	$575	$—	$(13,243,967)	$(13,243,392)

The accompanying notes are an integral part of the
financial
statements
.

FIRST LIGHT ACQUISITION GROUP, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2023	2022
Cash Flows from Operating Activities:

Net (loss) income	$(2,224,540)	$1,462,193
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	—	(16,505)
Unrealized g ain on marketable securities held in Trust Account	(27,986)	(2,266)
Change in fair value of warrant liability	(88,500)	(2,094,300)
Change in fair value of forward purchase unit liability	554,443	122,020
Change in fair value of contingent interest liability	101,404	—
Amortization of debt discount	16,342	—
Changes in operating assets and liabilities:
Prepaid expenses	121,743	87,879
Accrued expenses	1,583,006	(22,321)
Accrued interest payable	65,439	—
Accounts payable	90,935	(1,831)

Net cash (used in) provided by operating activities	192,286	(465,131)

Cash Flows from Investing Activities:
Purchase of marketable securities in Trust Account	(425,850)	—

Net cash (used in) provided by investing activities	(425,850)	—

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	222,500	—

Net cash provided by (used in) financing activities	222,500	—

Net Change in Cash	(11,064)	(465,131)
Cash – Beginning	93,892	1,062,653

Cash – Ending	$82,828	$597,522

Non-Cash Investing and Financing Activities:
Remeasurement Class A common stock subject to possible redemption	$453,836	$18,711
The accompanying notes
are
an integral
part
of the financial statements.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1. ORGANIZATION AND PLANS OF BUSINESS OPERATIONS
First Light Acquisition Group, Inc. (the “
Company
”) is a blank check company formed in Delaware on
March
24, 2021. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
As of March 31, 2023, the Company had not commenced any operations. All activity through March 31, 2023 relates to the Company’s formation, the initial public offering (the “Initial Public Offering” or “IPO”), which is described below, and identifying a target for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating
income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on September 9, 2021 (the “Effective Date”). On September 14, 2021, the Company consummated the IPO of
23,000,000
Units at $
10.00
per Unit, generating gross proceeds of $
230,000,000
, which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of
3,397,155
Private Placement Warrants (the “Private Warrants”) at a price of $
1.50
per Private Warrant in a private placement to certain funds and accounts managed by First Light Acquisition Group, LLC (the “Sponsor”) and Metric Finance Holdings I, LLC (“Metric”) generating proceeds of $
5,095,733
from the sale of the Private Placement Warrants.
Following the closing of the IPO on September 14, 2021, $
230,000,000
($
10.00
per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (“Trust Account”), located in the United States, which is and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of
180
days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule
2a-7
of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below:
On September 13, 2022, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to extend the date by which the Company must consummate a business combination transaction from September 14, 2022 (the date which was 12 months from the closing date of the IPO) to December 14, 2022, following which the board of directors of the Company had the ability to extend for three additional times for three months each time, for a total of nine additional months (the “completion window”) if the Sponsor pays an amount equal to 1% of the amount then on deposit in the Trust Account for each three-month extension; provided, that if as of the time of an extension the Company has filed a Form S-4 or F-4 registration statement under the Securities Act or a proxy, information or tender offer statement with the Securities and Exchange Commission in connection with such initial business combination, then no Extension Fee would be required in connection with such extension; provided further, that for each three-month extension (if any) following such extension where no deposit into the Trust Account or other payment has been made, the Sponsor or its affiliates or designees would be required to deposit into the Trust Account an amount equal to
1
% of the amount then on deposit in the Trust Account (the “Charter Amendment Proposal”)
.
In connection with the Charter Amendment Proposal, stockholders elected to redeem
18,871,976

shares of the Class A common stock. Following such redemptions,
4,128,024
 shares of Class A common stock remained issued and outstanding.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

On
December 6, 2022, Guggenheim Securities, the IPO Underwriter, notified FLAG that it had determined to waive its entitlement to the payment of $
8,050,000
of deferred compensation in connection with its role as underwriter in Initial Public Offering that would otherwise become due upon the consummation of the Business Combination.
On December 14, 2022, the Board approved an extension of the completion window from December 14, 2022 to March 14, 2023 (the “Extension”). In connection with the Extension, the Trust Account was funded by the Sponsor a payment of $
415,626
.
On March 14, 2023, an automatic extension of the completion window from March 14, 2023 to June 14, 2023 occurred pursuant to the Company’s amended and restated certificate of incorporation.
Risks and Uncertainties
M
anagement continues to evaluate the impact of the Russia-Ukraine war and rising interest rates and increased in flation and their macro-economic impact on the industry and has concluded that while it is reasonably possible that such events could have negative effects on the Company’s financial position, results of its operations, and/or search for a target company, the specific impacts are not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Proposed Business Combination
On January 9, 2023, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), the Sponsor, in the capacity as the representative of the stockholders of FLAG and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi.
Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). We refer to the new public entity following consummation of the Merger as “New Calidi.”
The proposed Business Combination is expected to be consummated after the required approval by the stockholders of FLAG and Calidi and the satisfaction of certain other conditions summarized below:
At the effective time of the Merger (the “Effective Time”), all shares of Calidi common stock outstanding immediately prior to the Effective Time, with certain exceptions, will be converted into (i) the right to receive shares of Class A common stock, par value $
0.0001
per share
,
of New Calidi (“New Calidi Common Stock”) and (ii) the contingent right to receive Escalation Shares (as defined below).
The aggregate consideration to be paid to the securityholders of Calidi (the “Merger Consideration”) (excluding for this purpose options of Calidi that remain unvested immediately following the Merger) will be based on an equity value of Calidi of $250,000,000, subject to adjustment dependent upon (i) the difference in Calidi’s “net debt” as of the Effective Time from a target “net debt” amount (the “Net Debt Adjustment”) and (ii) the achievement of certain pre-closing

milestones, if any (as described below). As of the Effective Time, each outstanding Calidi option (whether vested or unvested) will be assumed by FLAG and automatically converted into an option for shares of FLAG Class A Common Stock (the “FLAG Class A
Common Stock”).

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license
contract involving Calidi’s technology (a
“Pre-Closing
Milestone Contract”), the Merger Consideration will be increased by an amount equal to the aggregate up-front
cash payments received by Calidi pursuant to any such
Pre-Closing
Milestone Contracts.
Following the closing of the Transactions (the “Closing”), as additional consideration for the Merger, FLAG will issue shares of New Calidi Common Stock (“Escalation Shares”) to each holder of Calidi common stock immediately prior to the Effective Time (a “Calidi Stockholder”) in accordance with the following terms:
If at any time during the
five
(
5
) year period following the Closing (the “Escalation Period”), the last reported sale price of the shares of New Calidi Common Stock as reported on the NYSE American (or the exchange on which such shares are listed) for a period for any
20
days within any
30
consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is:

•	greater than or equal to $ 12.00 , each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock;

•	greater than or equal to $ 14.00 , each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock;

•	greater than or equal to $ 16.00 , each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock; and

•	greater than or equal to $ 18.00 , each former Calidi Stockholder will be entitled to receive its pro rata share of 4,500,000 shares of New Calidi Common Stock.
If, during the Escalation Period, there is a change of control pursuant to which FLAG or its stockholders have the right to receive consideration implying a value per share that is equal to or in excess of the above price targets, there will be an acceleration of the Escalation Period at the applicable target price.
To incentivize FLAG public stockholders not to redeem their shares, up to
2
 million shares of New Calidi Common Stock will be made available to non-redeeming
FLAG public stockholders on a pro rata basis at Closing (the
“Non-Redeeming
Continuation Shares”). For example, if a public stockholder owns
10
% of the outstanding shares of New Calidi Common Stock prior to the redemption deadline, and such holder elects not to redeem its shares resulting in a pro rata release of freely useable cash to New Calidi, such holder will be entitled to up to
200,000
.
The Escalation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved. While in escrow, the shares will be non-voting.
In connection with the execution of the Merger Agreement, FLAG entered into Voting and
Lock-Up
Agreements (the “Voting and
Lock-Up
Agreement”) with certain holders of Calidi common stock (each, a “Significant Company Holder”). Pursuant to each Voting and
Lock-Up
Agreement, each Significant Company Holder agreed to, among other things, (a) execute and deliver an irrevocable written consent approving (i) the Merger Agreement, Transaction Agreements and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement within 15 business days following the time the Registration Statement is declared effective and (b) be bound by certain transfer restrictions with respect to the New Calidi Common Stock received by them in the Merger following the closing of the Transactions.
In connection with the execution of the Merger Agreement, FLAG, Calidi, the Sponsor, Metric and the directors and officers of FLAG entered into the Sponsor Agreement (“Sponsor Agreement”), pursuant to which, among

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

other things, the Sponsor, Metric and the directors and officers of FLAG agreed, among other things, (a) to vote any shares of common stock held by such party in favor of the Business Combination proposal and other proposals to be presented to FLAG stockholders at the FLAG special meeting, (b) not to redeem any shares of Class A common stock or Class B common stock in connection with the redemption, (c) to be bound by certain lock-up
restrictions with respect to the Class A common stock of each holder from and after the Merger, and (d) to make available certain Class B common stock and private placement warrants of FLAG to incentivize investors between signing and closing of the Transactions.
In connection with the Transactions, FLAG, Calidi, the Sponsor, Metric, the Significant Company Holders and certain other parties thereto agreed to enter into the Registration Rights Agreement (“Registration Rights Agreement”) upon the consummation of the Transactions, pursuant to which, holders and their permitted transferees will have the right to require FLAG immediately following the Merger Agreement, at New Calidi’s expense, to (a) file a registration statement in respect of the resale of the FLAG Class A Common Stock that they hold within 30 business days following the closing date of the Transactions and on customary terms for a transaction of this type, and (b) customary registration rights, including demand, piggy-back and shelf registration rights.
Going Concern
As of March 31, 2023 and December 31, 2022, the Company had $
82,828
and $
93,892
operating cash, respectively, and a working capital deficit of $
6,346,675
and
$
4,134,242
, respectively.
The Company’s liquidity needs up to March 31, 2023 have been satisfied through a payment from the Sponsor and Metric of $
25,000
for Class B common stock, par value $
0.0001
per share (“Class B common stock” and shares thereof, “Founder Shares”) (see Note 5), the Initial Public Offering and the issuance of the Private Placement Warrants. Additionally, the Company drew on an unsecured promissory note to pay certain offering costs and entered into promissory note agreements to fund the extension of the Combination Period and working capital needs.
The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Although no formal agreement exists, the Sponsor is committed to extend Working Capital Loans as needed (defined in Note 5 below). The Company cannot assure that its plans to consummate an initial Business Combination will be successful.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern one year from the date these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty
.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form
10-Q
and Article 8 of Regulation
S-X
of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair statement of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form
10-K
as filed with the SEC on March 31, 2023. The interim results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.
Emerging Growth Company
The Company is an “
em
erging
growth
company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth compa nies.
The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accou nting
standards used.
Use of Estimates
The preparation of these financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes in the reported period. While the significant estimates made by management in the preparation of the financial statements are reasonable, prudent, and evaluated on an ongoing basis, actual results may differ materially from those estimates. The information below outlines several accounting policies applied by the Company in preparing its financial statements that involve complex situations and judgment in the development of significant estimates and assumptions.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $
82,828
and $
93,892
of operating cash and
no
cash equivalents as of March 31, 2023 and December 31, 2022, respectively.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Held in Trust Account
Following the closing of the Initial Public Offering on September 14, 2021, an amount of $
230,000,000
from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants were placed in the Trust Account and were invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule
2a-7
under the Investment Company Act
,
which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem
100
% of the public shares if the Company does not complete the initial Business Combination within
15
months from the closing of the Initial Public Offering (or up to 24 months if we were to exercise the three three-month extensions available to us pursuant to our amended and restated certificate of incorporation, of which one extension remains unexercised, provided that the Sponsor pays an amount equal to 1% of the amount then on deposit in the Trust Account for each three-month extension, or (B) with respect to any other provision relating to shareholders’ rights or pre-initial
Business Combination activity; or (iii)
upon the

expiration of the completion window,
 the return of the funds held in the Trust Account to the public shareholders as part of redemption of the public shares. On September 19, 2022, certain investors redeemed
18,871,976
shares of Class A common stock for $
190,010,529
, resulting in a reduction to shares of
Class
A common stock outstanding to
4,128,024
.
The Company had $
42,906,943 and $
42,453,107 of cash held in the trust account as of March 31, 2023 and December 31, 2022, respectively.
Offering Costs Associated with IPO
The Company complies with the requirements of the ASC
340-10-S99-1
and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—”Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO. Offering costs are charged to stockholders’ equity or the statement of operations based on the relative value of the Public Warrants and the Private Placement Warrants to the proceeds received from the Units sold upon the completion of the IPO. Accordingly, on September 14, 2021, offering costs totaling $
22,517,064
(consisting of $
2,335,058
of underwriting fee, $
8,050,000
of deferred underwriting fee (see Note 8), $
640,129
of actual offering costs, and $
11,491,877
of excess fair value of Founder Shares) were recognized with $
989,674
included in accumulated deficit as an allocation for the Public Warrants and the Private Placement Warrants, and $
21,527,389
included in additional
paid-in
capital.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. On September 19, 2022, certain investors redeemed
18,871,976
shares of Class A common stock for $
190,010,529
, resulting in a reduction to shares of Class A common stock outstanding to
4,128,024
. Accordingly, at March 31, 2023, and December 31, 2022,
4,128,024
shares of Class A common stock subject to possible redemption is presented, at redemption value, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The
Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in
capital, or in the absence of additional capital, in accumulated deficit. The Company recorded accretion of $
453,836
for the three months ended March 31, 2023, to remeasure Class A common stock subject to possible redemption to redemption value. Class A common stock subject to possible redemption totaled $
42,906,943
and $
42,453,107
as of March 31, 2023, and December 31, 2022, respectively.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized
.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no
unrecognized tax benefits and
no
amounts accrued for interest and penalties as of March 31, 2023 and December 31, 2022.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) per Common Stock
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. The statements of operations include a presentation of income (loss) per Class A redeemable common stock and income (loss) per non-redeemable
common stock following the
two-class
method of income (loss) per common stock. In order to determine the net income (loss) attributable to both the Class A redeemable common stock and non-redeemable
common stock, the Company first considered the total income (loss) allocable to both sets of stock. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the Class A common stock subject to possible redemption was treated as dividends paid to the public stockholders.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following table reflects the calculation of basic and diluted net loss per common share for the three months ended March 31, 2023:

Three Months Ended March 31, 2023
Net loss	$(2,224,540)
Accretion of temporary equity to redemption value	(453,836)

Net loss including accretion of temporary equity to redemption value	$(2,678,375)

	Three Months Ended March 31, 2023
	Class A	Class B
Allocation of net loss including accretion of temporary equity	$(1,119,293)	$(1,559,083)
Plus: Accretion applicable to Class A redeemable shares	453,836	—

Total loss by Class	$(665,457)	$(1,559,083)

Weighted average number of shares	4,128,024	5,750,000
Loss per share	$(0.16)	$(0.27)
The following table reflects the calculation of basic and diluted net income per common share for the three months ended March 31, 2022 (in dollars, except per share amounts):

Three Months Ended March 31, 2022
Net income	$1,462,193
Accretion of temporary equity to redemption value	(18,771)

Net income including accretion of temporary equity to redemption value	$1,443,422

	Three Months Ended March 31, 2022
	Class A	Class B

Allocation of net income including accretion of temporary equity	$1,154,738	$288,684
Plus: Accretion applicable to Class A redeemable shares	18,771	—

Total income by Class	$1,173,509	$288,684

Weighted average number of shares	23,000,000	5,750,000
Income per share	$0.05	$0.05

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financia
l institution, which, at times, may exceed the Federal Depository Insurance Coverage of $
250,000
. The Company has not experienced losses on this acc
ount
.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement” (“ASC

”), approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued
at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current
based on whether or not
net-cash
settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Warrant Liability
The Company accounts for warrants for the Company’s common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net in the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the ordinary share warrants. At that time, the portion of the warrant liability related to the ordinary share warrants was reclassified to additional paid-in
capital.

F-1
4

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Contingent Interest Liability
The Company accounts for interest on promissory notes that are payable upon a successful business combination in accordance with ASC Topic 470, “Debt” and ASC 815. The contingent interest meets the criteria of an embedded derivative which requires bifurcation and separate accounting at fair value with changes in the fair value at subsequent reporting dates recorded to the statement of operations. The contingent interest liability is also treated as an issuance cost of the promissory notes and is recorded against a debt discount. See Note 5.
Related Parties
Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.
Recent Accounting
Pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
“Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU
2020-06”),
which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU
2020-06
removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU
2020-06
is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
On September 9, 2021, pursuant to the Initial Public Offering, the Company sold
23,000,000
Units, which includes the full exercise by the underwriter of its over-allotment option in the amount of
3,000,000
Units, at a price of $
10.00
per Unit. Each Unit consists of one share of Class A common stock and one-half
of one (each whole warrant, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $
11.50
per share, subject to adjustment (see Note 8).
An aggregate of $
10.00
per Unit sold in the Initial Public Offering was held in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule
2a-7
of the Investment Company Act, as determined by the Company.
Following
the closing of the Initial Public Offering, $
230,000,000
of the IPO proceeds was held in the Trust Account. In addition, $
2,081,180
of cash was not held in the Trust Account and was available for working capital purposes.
Transaction costs of the IPO amounted to $
22,517,064
consisting of $
2,335,058
of underwriting discount, $
8,050,000
of deferred underwriting discount, $
640,129
of actual offering costs, and $
11,491,877
of excess fair value of Founder Shares over the purchase
price.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4. PRIVATE PLACEMENT
The Company entered into an agreement with the Sponsor and Metric pursuant to which the Sponsor and Metric purchased an aggregate of
3,397,155
Private Placement Warrants, at a price of $
1.50
per Private Placement Warrant, or $
5,095,733
, in a private placement that occurred simultaneously with the closing of the Initial Public Offering. Each Private Placement Warrant is exercisable to purchase one
share of common stock at an exercise price of $
11.50
per share, subject to adjustment (see Note 6). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder shares
On March 24, 2021, the Sponsor and Metric purchased
5,750,000
Founder Shares for an aggregate purchase price of $
25,000
. This amount was paid on behalf of the Company to cover certain expenses. The number of Founder Shares will collectively represent approximately
20
% of the Company’s issued and outstanding shares after the Initial Public Offering.
The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $
12.00
per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any
20
trading days within any
30-trading
day period commencing at least
120
days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares of Class A common stock for cash, securities or other property.
The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one
basis, subject to certain adjustments, as described in Note 6.
In connection with the closing of the Initial Public Offering, certain anchor investors acquired from the Sponsor and Metric in the aggregate
1,452,654
Founder Shares at the original purchase price that the Sponsor and Metric paid for the Founder Shares. Each anchor investor has agreed with the Sponsor and Metric that, if it does not purchase in the Initial Public Offering the number of Units in its indication of interest, it will automatically forfeit its interest in all such Founder Shares.
The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities was expensed as incurred in the statement of operations. Offering costs allocated to the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering.

In
September 2022, the Sponsor and Metric sold an aggregate of
850,000
of its Founder Shares to two third-party investors for cash and, as needed, consulting services, to fund the Company’s extension period and provide and general working capital. The consulting services offered were considered a benefit that the Company realized as

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

a result of the Sponsor and Metric’s transaction with the third-party investors. The fair value of the consulting services was determined to be a financing expense in accordance with Staff Accounting Bulletin Topic 5A.
Promissory notes-related parties
On September 13, 2022, the Company entered into promissory note agreements with the Sponsor and Metric for an aggregate $
490,000
. The Notes are
non-interest
bearing and are payable on the earlier of the date on which a business combination is consummated or the date that the winding up of the Company is effective. As of March 31, 2023 and December 31, 2022, there was $
490,000
outstanding under the promissory notes.
In November 2022, December 2022, and January 2023, the Company entered into promissory note agreements with various parties (“Promissory Notes”) for an aggregate borrowing capacity of $
990,000
. The Promissory Notes include a zero interest bearing note, notes that accrue interest at a
50
% rate per annum, and notes that have
100
% interest payable upon the consummation of an initial Business Combination.
 The zero interest bearing notes and the notes that accrue interest at a
50% rate per annum are payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination or (ii) the date that the winding up of the Company is effective. The notes that have
100% interest payable upon consummation of an initial Business combination are due and payable upon the consummation of the Company’s initial Business Combination.
As of March 31, 2023 and December 31, 2022, the Company has drawn down an aggregate $
990,000
and $
767,500
, respectively, on the Promissory Notes. As of March 31, 2023 and December 31, 2022, the Company had accrued $
73,158
and $
7,719
interest related to the
50
% per annum interest rate Promissory Notes, respectively, and $
134,269
and $
32,865
for the contingent interest embedded derivative liability related to the
100
% interest rate Promissory Notes, respectively, payable upon consummation of an initial Business Combination. The contingent interest liability is treated as an issuance cost and is recorded against a debt discount. The Promissory Notes are recorded net of debt discount, with the debt discount being amortized into the Promissory Note balance through the maturity date.
Related party loans
In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Further, if the Sponsor elects to extend the period of time to consummate an initial Business Combination beyond 24 months from the closing of the Initial Public Offering, the Sponsor (or its affiliates or designees) may be required to deposit additional funds into the Trust Account in the form of a loan to us, as described in the prospectus (the “Extension Loans”, together with the Working Capital Loans, the “Company Loans”). If we complete our initial business combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $
4,600,000 of such loans that may be extended to us by the Sponsor, its affiliates or designees or any of our directors or officers, as the case may be, may be converted into warrants, at a price of $
1.50
per warrant, at the option of the lender. If issued, the warrants would be identical in terms of their terms and conditions to the private placement warrants, including as to exercise price, exercisability and exercise period. Except as set forth above, the terms of such loans or warrants, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the consummation of our initial business combination, we do not expect to seek loans from parties other than the Sponsor, its affiliates or designees or our directors or officers as we do not believe third parties will be willing to loan such funds and waive any and all rights to seek access to funds in our Trust Account. After our initial business combination, members of the
FLAG team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts

F-1
7

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials (as applicable) furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
Administrative support agreement
The Company has the option, commencing on the date that the Company’s securities are first listed on a U.S. national securities exchange through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay an affiliate of the Sponsor a total of $
10,000
per month for office space, secretarial, and administrative support.
NOTE 6. STOCKHOLDERS’ EQUITY
Preferred stock.
The Company is authorized to issue up to
1,000,000
shares of $
0.0001
par value preferred stock. At March 31, 2023, and December 31, 2022, there were no
preferred shares issued or outstanding.
Class A common stock
. The Company is authorized to issue up to
300,000,000
shares of Class A, $
0.0001
par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. On September 19, 2022, certain investors redeemed
18,871,976
shares of Class A common stock for $
190,010,529
,

resulting in a reductions to shares of redeemable Class A common stock outstanding to
4,128,024
. At March 31, 2023, and December 31, 2022, there were
no
shares of Class A common stock issued and outstanding, except for
4,128,024
and
23,000,000
shares of Class A common stock subject to possible redemption, respectively.
Class B common stock.
The Company is authorized to issue up to
30,000,000
shares of Class B, $
0.0001
par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At March 31, 2023, and December 31, 2022, there were
5,750,000
Class B common stock issued and outstanding.
The shares of Class B common stock (Founder Shares) will automatically convert into shares of
Class
 A common stock at the time of a Business Combination on a
one-for-one
basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked
securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted
basis,
20
% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity- linked securities issued, or to be issued, to any seller in a Business Combination).
NOTE 7. WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a)
12
months from the closing of the Initial Public Offering and (b)
30
days after the completion of a Business
Combination.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than
15
business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within
60
business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A common stock equals or exceeds $
18.00
. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $ 0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A common stock for any
20
trading days within a
30-trading
day period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders (referred to as the “Reference Value”) equals or exceeds $
18.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”).

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at $ 0.10 per warrant;

•
upon a minimum of
30
days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•
if, and only if, the Reference Value (as defined above under “— Redemption of warrants when the price per share of our Class A common stock equals or exceeds $18.00”) equals or exceeds $
10.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments” in Exhibit 4.5 to our Form
10-K
for the year ended December 31, 2022); and

•
if the Reference Value is less than $
18.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments” in Exhibit 4.5 to our Form
10-K
for the year ended December 31, 2022), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition
, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $
9.20
per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than
60
% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the
20
trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to
115
% of the higher of the Market Value and the Newly Issued Price, the $
18.00
per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A common stock equals or exceeds $
10.00
” described above will be adjusted (to the nearest cent) to be equal to
180
% of the higher of the Market Value and the Newly Issued Price, and the $
10.00
per share redemption trigger price described above.
The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or saleable until
30
days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable
so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants for Class A common stock). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public
Warrants.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The
Company accounts for the
14,897,155
warrants that were issued in connection with the Initial Public Offering (comprised of the
11,500,000
Public Warrants and the
3,397,155
Private Placement Warrants) in accordance with the guidance contained in ASC
815-40.
Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.
The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Initial Public Offering. Accordingly, the Company classifies each warrant as a liability at its fair value and the warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. This liability is subject to re-measurement
at each balance sheet date. With each such
re-measurement,
the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
NOTE 8. COMMITMENTS AND CONTINGENCIES
Registration and Shareholder Rights
The holders of the Founder Shares and Private Placement Warrants (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights and shareholder agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up
period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriter’s agreement
The Company granted the underwriter a
45-day
option from the date of the Initial Public Offering to purchase up to
3,000,000
additional Units to cover over-allotments at the Initial Public Offering price less the underwriting discount, which the underwriter exercised in full on September 14, 2021. The underwriter was paid a cash underwriting discount of $
2,335,058
in the aggregate, paid on the closing of the Initial Public Offering. In addition, the underwriter is entitled to a deferred fee of $
0.35
per Unit, or $
8,050,000
in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On December 6, 2022, the underwriter waived its right to the deferred fee of $
8,050,000
it was entitled to upon the consummation of the Business Combination. As such, the deferred underwriter fee payable has been reduced to zero
as of December 31, 2022.
Forward Purchase Agreement
In August 2021, the Company entered into a forward purchase agreement with Franklin Strategic Series – Franklin Small Cap Growth Fund (the “forward purchase agreement”), a Delaware statutory trust (“Franklin”),

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

w
hereby
Franklin has agreed to purchase (subject to certain conditions set forth therein)
5,000,000
shares of Class A common stock plus
2,500,000
forward purchase warrants, exercisable to purchase
one
share of Class A common stock at $
11.50
per share, for an aggregate purchase price of $
50,000,000
, or $
10.00
 for one share of Class A common stock and one-half of one warrant, in a private placement to occur concurrently with the closing of the initial business combination. The obligations under the forward purchase agreement do not depend on whether any shares of Class A common stock are redeemed by the Company’s public stockholders.
Subject to certain conditions set forth in the forward purchase agreement, Franklin may transfer the rights and obligations under the forward purchase agreement, in whole or in part, to forward transferees, provided that upon such transfer the forward transferees assume the rights and obligations of Franklin under the forward purchase agreement. The proceeds from the sale of the forward purchase securities may be used as part of the consideration to the sellers in the Company’s initial Business Combination, for expenses in connection with its initial Business Combination or for working capital in the post-transaction company.
The Company accounts for the forward purchase agreement in accordance with the guidance in ASC
815-40
as derivative liability. The liability is subject to
re-measurement
at each balance sheet date, with changes in fair value recognized in the statement of operations.
In connection with the Business Combination with Calidi, Franklin is not obligated under its forward purchase agreement to purchase the forward purchase shares.
NOTE 9. FAIR VALUE MEASUREMENTS
At March 31, 2023 and December 31, 2022, the Company’s warrant liability was valued at $
656,500
and $
745,000
, respectively. Under the guidance in ASC
815-40,
the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment. As such, the Public Warrants and the Private Placement Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement
at each balance sheet date. With each
re-measurement,
the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.
The following table presents fair value information as of March 31, 2023, and December 31, 2022, of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company’s warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. The Company transferred the fair value of Private Placement Warrants from a Level 3 measurement to a Level 2 measurement in 2022 as the valuation inputs are largely driven by the fair value of the Public Warrants for which quoted prices are observable in active markets.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following table presents information about the Company’s Level 3 measurements for the three months ended March 31, 2023 and March 31, 2022:
Forward Purchase Units		Contingent Interest Liability		Total Level 3 Financial Instruments

Level 3 financial instruments as of December 31, 2022	$326,234		$32,865		$359,099
Change in fair value	554,443		101,404		655,847

Level 3 financial instruments as of March 31, 2023	$880,677		$134,269		$1,014,946

	Forward Purchase Units	Private Placement Warrants	Contingent Interest Liability	Total Level 3 Financial Instruments

Level 3 financial instruments as of December 31, 2021	$521,184	$1,718,000	$—	$2,239,184
Change in fair value	122,020	(482,000)	—	(359,980)

Level 3 financial instruments as of March 31, 2022	$643,204	$1,236,000	$—	$1,879,204

The fair value of the Company’s financial
asse
ts and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs. (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	March 31, 2023
	Level 1	Level 2	Level 3

Assets
Marketable securities held in trust account	$42,906,943	$—	$—
Liabilities
Public Warrants	$517,500	$—	$—
Private Placement Warrants	$—	$139,000	$—
Forward Purchase Units	$—	$—	$880,677
Contingent Interest Liabilities	$—	$—	$134,269

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Cash and marketable securities held in trust account	$42,453,107	$—	$—
Liabilities
Public Warrants	$575,000	$—	$—
Private Placement Warrants	$—	$170,000	$—
Forward Purchase Units	$—	$—	$326,234
Contingent Interest Liabilities	$—	$—	$32,865
The following table presents the changes in the fair value of financial instruments for the three months ended March 31, 2023 and
2022:

	Public Warrants	Private Placement Warrants	Forward Purchase Units	Contingent Interest Liability

Derivative liabilities as of December 31, 2022	$575,000	$170,000	$326,234	$32,865
Change in fair value	(57,500)	(31,000)	554,443	101,404

Derivative liabilities as of March 31, 2023	$517,500	$139,000	$880,677	$134,269

	Public Warrants	Private Placement Warrants	Forward Purchase Units	Contingent Interest Liability

Derivative liabilities as of December 31, 2021	$5,751,150	$1,718,000	$521,184	$—
Change in fair value	(1,612,300)	(482,000)	122,020	—

Derivative liabilities as of March 31, 2022	$4,138,850	$1,236,000	$643,204	$—

Measurement
The Company established the initial fair value for the warrants on September 14, 2021, the date of the consummation of the Company’s IPO. The Company used a lattice model and Monte Carlo simulation model to value the warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one
share of Class A common stock and
one-half of one Public Warrant
), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date.

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The key inputs into the lattice model and Monte Carlo simulation model formula were as follows at March 31, 2023 and December 31, 2022:

	Private Placement Warrants
	March 31, 2023	December 31, 2022
Ordinary share price	$10.27	$10.17
Exercise price	$11.50	$11.50

Risk-free rate of interest	3.56%	3.94%
Volatility	0.00%	0.00%
Term	5.25	5.50
Warrant to buy one share	$0.04	$0.05
Dividend yield	0.04%	0.00%
The forward purchase agreement is a plain vanilla forward contract with delivery of the Units and payment contingent on the consummation of an acquisition. The value per forward purchase unit is equal to the probability of an acquisition occurring, multiplied by the value of the unit at the initial public offering date, multiplied by (1 –
exp(-rt))
where r is the risk-free rate of interest and t is the time to acquisition.
The key inputs into the formula were as follows at March 31, 2023 and December 31, 2022:

	Forward Purchase Liability
	March 31, 2023	December 31, 2022
Input
Probability of an acquisition occurring	40.00%	10.00%
Unit price	$10.32	$10.17
Risk-free rate of interest	4.79%	4.70%
Time to expiration	0.25	0.05
The Company established the fair value of the contingent interest liability on December 31, 2022. The Company utilized a “With and Without” embedded derivative valuation model to calculate the standalone value of the embedded derivative. Key inputs into
the model as of March 31, 2023 and December 31, 2022 are as follows:

	Contingent Interest Liability
	March 31, 2023	December 31, 2022
Input
Valuation date	March 31, 2023	December 31, 2022
Inception date	December 1 through December 14, 2022	December 1 through December 14, 2022
Aggregate principal amount	$350,000	$350,000
Contractual interest	100.0	100.0%
Maturity date	Date of successful business combination	Date of successful business combination
Estimated business combination date	June 30, 2023	June 30, 2023
Estimated probability of a business combination	40.0%	10.0%
Estimated market yield	17.4%	13.0%

F-2
5

FIRST LIGHT ACQUISITION GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10. INCOME TAX
The Company recorded a tax prov
ision of $
65,475
for the three months ended March 31, 2023. The effective tax rate was
(3.03
)% for the three months ended March 31, 2023. The effective tax rates differ from the statutory tax rate of
21.0
% primarily due to the change in fair value of warrants and the valuation allowance on deferred tax assets. During the three months ended March 31, 2022, the Company did not record any income tax benefits for the net operating losses incurred due to the uncertainty of realizing a benefit from those items.
In general, with certain exceptions ASC 740-270, Income Taxes, requires the use of an estimated annual effective tax rate to compute the tax provision during an interim period. However, due to operating losses for the three months ended March 31, 2023, the Company determined that it was unable to reliably estimate its annual effective tax rate. As such, for the three months ended March 31, 2023, the Company used a discrete-period effective tax rate.
The Company has evaluated the positive and negative evidence bearing upon
its ability to realize its deferred tax assets, which primarily consist of capitalized start up costs. The Company considered the history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies, and have concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As such, the Company recorded a full valuation allowance against net deferred tax assets as of March 31, 2023 and December 31, 2022.

F-2
6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Stockholders and Board of Directors
First Light Acquisition Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of First Light Acquisition Group, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in Class A common stock subject to possible redemption and stockholders’ deficit, and cash flows for the year ended December 31, 2022 and for the period from March 24, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 24, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations and the Company’s ability to execute its business plan is dependent upon its consummation of an initial business combination described in Note 1 to the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2021.
New York, New York
March 31, 2023

F-2
7

FIRST LIGHT ACQUISITION GROUP, INC.
BALANCE SHEETS

	December 31,
	2022	2021
ASSETS
Current assets:
Cash	$93,892	$1,062,653
Accounts receivable	870	—
Prepaid expenses – current	306,909	420,908

Total Current Assets	401,671	1,483,561
Non-current assets:
Marketable securities held in trust account	42,453,107	230,004,784
Prepaid expenses – noncurrent	—	280,944

Total Non-current Assets	42,453,107	230,285,728

TOTAL ASSETS	$42,854,778	$231,769,289

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$3,219,620	$347,146
Accounts payable	51,074	63,839
Accrued interest payable	7,719	—
Promissory notes – related parties, net of debt discount	1,224,635	—
Contingent interest liability	32,865	—

Total Current Liabilities	4,535,913	410,985
Non-current liabilities:
Warrant liability	745,000	7,469,150
Forward purchase unit liability	326,234	521,184
Deferred underwriting fee payable	—	8,050,000

Total Non-current Liabilities	1,071,234	16,040,334

TOTAL LIABILITIES	5,607,147	16,451,319

Commitments and Contingencies (Note 8)
Class A common stock subject to possible redemption, 23,000,000 shares issued and 4,128,024 and 23,000,000 outstanding as of December 31, 2022 and 2021, respectively, at redemption value	42,453,107	230,004,784
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; none issued and outstanding (excluding 4,128,024 and 23,000,000 shares subject to possible redemption as of December 31, 2022 and 2021, respectively)	—	—
Class B common stock, $0.0001 par value; 30,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	575
Additional paid-in capital	—	—
Accumulated deficit	(5,206,051)	(14,687,389)

Total Stockholders’ Deficit	(5,205,476)	(14,686,814)

TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$42,854,778	$231,769,289

The accompanying notes are an integral part of these financial statements

F-2
8

FIRST LIGHT ACQUISITION GROUP, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the period From March 24, 2021 (Inception) Through December 31, 2021

Operating costs	$4,669,524	$1,781,700

Loss from operations	(4,669,524)	(1,781,700)
Other income (expense):
Unrealized gain on marketable securities held in Trust Account	—	3,115
Earnings on marketable securities held in Trust Account	1,627,601	1,669
Change in fair value of warrant liability	6,724,150	5,653,850
Change in fair value of forward purchase units	194,950	(490,184)

Other income, net	8,546,701	5,168,450

Income before provision for income taxes	3,877,177	3,386,750
Provision for income taxe s	(346,987)	—

Net Income	$3,530,190	$3,386,750

Weighted average shares outstanding of redeemable Class A common stock	17,674,483	8,890,071
Basic and diluted net income per share, redeemable Class A common stock	$0.18	$1.03
Weighted average shares outstanding of non-redeemable Class B common stock	5,750,000	5,750,000
Basic and diluted net income (loss) per share, non-redeemable Class B common stock	$0.05	$(1.00)
The accompanying notes are an integral part of the financial statements.

F-
2
9

FIRST LIGHT ACQUISITION GROUP, INC.
STATEMENTS OF CHANGES IN CLASS A COMMON STOCK SUBJECT TO
POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2022

	Class A common stock Subject to possible Redemption		Class B common stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2022	23,000,000	$230,004,784	5,750,000	$575	$—	$(14,687,389)	$(14,686,814)
Redemption of Class A common stock	(18,871,976)	(190,010,529)	—	—	—	—	—
Sponsor share repurchase financing	—	—	—	—	360,000	—	360,000
Waiver of deferred underwriter fee payable	—	—	—	—	—	8,050,000	8,050,000
Remeasurement of Class A common stock to redemption value	—	2,458,852	—	—	(360,000)	(2,098,852)	(2,458,852)
Net income	—	—	—	—	—	3,530,190	3,530,190

Balance – December 31, 2022	4,128,024	$42,453,107	5,750,000	$575	$—	$(5,206,051)	$(5,205,476)

FOR THE PERIOD FROM MARCH 24, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class A common stock Subject to possible Redemption		Class B common stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance – March 24, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	4,605,750	461	19,564	—	20,025
Issuance of Class B common stock to Metric			1,144,250	114	4,861		4,975
Issuance of Class A common stock	23,000,000	198,363,610	—	—	—	—	—
Deemed capital contribution from sale of private placement warrants	—	—	—	—	2,081,733	—	2,081,733
Forward purchase units liability	—	—	—	—	(31,000)	—	(31,000)
Excess fair value of anchor investor shares over purchase price	—	—	—	—	11,491,877	—	11,491,877
Accretion of Class A common stock to redemption value	—	31,636,390	—	—	(13,567,035)	(18,069,355)	(31,636,390)
Remeasurement of Class A common stock to redemption value	—	4,784	—	—	—	(4,784)	(4,784)
Net income	—	—	—	—	—	3,386,750	3,386,750

Balance – December 31, 2021	23,000,000	$230,004,784	5,750,000	$575	$—	$(14,687,389)	$(14,686,814)

The accompanying notes are an integral part of the financial statements.

F-
30

FIRST LIGHT ACQUISITION GROUP, INC.
STATEMENT OF CASH FLOWS

	For the year ended December 31, 2022	For the period from March 24, 2021 (Inception) through December 31, 2021
Cash Flows Used in Operating Activities :
Net income	$3,530,190	$3,386,750
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Changes in unrealized gain on marketable securities held in Trust Account	(134,540)	(3,115)
Interest income	—	(1,669)
Change in fair value of warrant liability	(6,724,150)	(5,653,850)
Change in fair value of forward purchase liability	(194,950)	490,184
Sponsor share repurchase financing expense	360,000	—
Allocation of deferred offering cost for warrant liability	—	989,674
Changes in operating assets and liabilities:
Accounts receivable	(870)	—
Prepaid expenses	394,943	(701,852)
Accrued expenses	2,872,474	347,146
Accrued interest	7,719	—
Accounts payable	(12,765)	63,839

Net cash provided by (used in) operating activities	98,051	(1,082,893)

Cash Flows from Investing Activities
Purchase of marketable securities held in Trust Account	(2,324,312)	(230,000,000)
Proceeds from sale of investments	190,010,529	—

Net cash provided by (used in) investing activities	187,686,217	(230,000,000)

Cash Flows from Financing Activities:
Proceeds from Issuance of Class A common stock	—	230,000,000
Payment for underwriting fee	—	(2,335,058)
Proceeds from sale of Class B common stock to Sponsor and Metric	—	25,000
Proceeds from the sale of Private Placement Warrants	—	5,095,733
Proceeds from promissory notes – related parties	1,257,500	188,804
Repayment of promissory note – related party	—	(188,804)
Payment of Class A common stock redemptions	(190,010,529)	—
Payment of deferred offering costs	—	(640,129)

Net cash (used in) provided by financing activities	(188,753,029)	232,145,546

Net Change in Cash	(968,761)	1,062,653
Cash – Beginning of period	1,062,653	—

Cash – End of period	$93,892	$1,062,653

Supplemental Non-Cash Investing and Financing Activities:
Initial measurement of Class A common stock subject to possible redemption	$—	$198,363,610
Remeasurement of Class A common stock subject to possible redemption	$2,458,852	$31,641,174
Initial fair value of public warrant liability	$—	$10,109,000
Initial fair value of private warrant liability	$—	$3,014,000
Initial fair value of forward purchase units liability	$—	$31,000
Initial measurement of contingent interest liability	$32,865	$—
Initial measurement of debt discount	$32,865	$—
Deferred underwriting fee payable	$(8,050,000)	$8,050,000
The accompanying notes are an integral part of the financial statements.

F-
31

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
First Light Acquisition Group, Inc. (the “Company”) is a blank check company formed in Delaware on March 24, 2021. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).
As of December 31, 2022, the Company had not commenced any operations. All activity for the period from March 24, 2021 (inception) through December 31, 2022 relates to the Company’s formation and its initial public offering (“Initial Public Offering” or “IPO”), which is described below, and identifying a target for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating
income in the form of investment income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on September 9, 2021 (the “Effective Date”). On September 14, 2021, the Company consummated the IPO of
23,000,000
Units at $
10.00
per Unit, generating gross proceeds of $
230,000,000
, which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of
3,397,155
Private Placement Warrants (the “Private Warrants”) at a price of $
1.50 per Private Warrant in a private placement to certain funds and accounts managed by First Light Acquisition Group, LLC (the “Sponsor”) and Metric Finance Holdings I, LLC (“Metric”) generating proceeds of $
5,095,733
from the sale of the Private Placement Warrants.
Following the closing of the IPO on September 14, 2021, $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (“Trust Account”), located in the United States which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of
Rule 2a-7 of
the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation. On September 13, 2022, the Company’s stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to extend the date by which the Company must consummate a business combination transaction (the “Charter Amendment Proposal”) from September 14, 2022 (the date which was 12 months from the closing date of the Company’s initial public offering of units) to September 14, 2023 (assuming we were to exercise the three three-month extensions available to us pursuant to our amended and restated certificate of incorporation, of which one extension remains unexercised) (the “Combination Period”). In connection with the Charter Amendment Proposal, stockholders elected to redeem
18,871,976
shares of the Company’s Class A common stock, par value $
0.0001
per share (“common stock”). After giving effect to such redemptions, there was $
41,679,745
remaining in the trust account.
Risks and Uncertainties
Management continues to evaluate the impact of the
COVID-19
pandemic, rising interest rates and increased inflation and their macro-economic impact, and the Russia-Ukraine war on the industry and has concluded that while it is reasonably possible that such could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Going Concern
As of December 31, 2022, the Company had $
93,892 in operating cash and a working capital deficit of $
4,134,242
.

F-
3
2

The
Company’s liquidity needs up to December 31, 2022 had been satisfied through a payment from the Sponsor and Metric of $25,000 for Class B common stock, par value $0.0001 per share (“Class B common stock” and shares thereof, “founder shares”) (see Note 5), the Initial Public Offering, and the issuance of the Private Placement Warrants. Additionally, the Company drew on an unsecured promissory note to pay certain offering costs and entered into promissory note agreements to fund the extension of the Combination Period.
The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Although no formal agreement exists, the Sponsor is committed to extend Working Capital Loans as needed (defined in Note 5 below).
The Company cannot assure that its plans to consummate an initial Business Combination will be successful. In addition, management is currently evaluating the impact of the
COVID-19
pandemic, rising interest rates and increased inflation and their macro-economic impact, the Russia-Ukraine war on the industry, and their effect on the Company’s financial position, results of its operations and/or search for a target company.
These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern one year from the date these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

F-
3
3

Use of Estimates
The preparation of these financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes in the reported period. While the significant estimates made by management in the preparation of the financial statements are reasonable, prudent, and evaluated on an ongoing basis, actual results may differ materially from those estimates. The information below outlines several accounting policies applied by the Company in preparing its financial statements that involve complex situations and judgment in the development of significant estimates and assumptions.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $93,892
and
$
1,062,653 of cash and
no
cash equivalents as of December 31, 2022 and 2021, respectively.
Marketable Securities Held in Trust Account
Following the closing of the Initial Public Offering on September 14, 2021, an amount of $230,000,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants were placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule
2a-7
under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within 12 months from the closing of the Initial Public Offering (or up to 24 months if we were to exercise the three three-month extensions available pursuant to the amended and restated certificate of incorporation, of which one extension remains unexercised, provided that the Sponsor pays an amount equal to 1% of the amount then on deposit in the Trust Account for each three-month extension, (the “Extension Fee”) which amount shall be deposited tin the Trust Account, and further provided that if the Company enters into a merger, acquisition or other business combination agreement in connection with the initial Business Combination, the subsequent two three-month extensions will occur automatically without requiring the Sponsor to pay the Extension Fee) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial
Business Combination activity; or (iii) absent an initial Business Combination within 12 months from the closing of the Initial Public Offering, the return of the funds held in the Trust Account to the public shareholders as part of redemption of the public shares. On September 19, 2022, certain investors redeemed
18,871,976 shares of Class A common stock for $190,010,529, resulting in a reduction of
shares of Class A common stock outstanding to 4,128,024. The Company had $42,453,107 and $230,004,784
of marketable securities held in the trust account as of December 31, 2022 and 2021, respectively.
Offering Costs Associated with IPO
The Company complies with the requirements of the ASC
340-10-S99-1
and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration

F-
3
4

fees incurred through the balance sheet date that are related to the IPO. Offering costs are charged to stockholders’ equity or the statement of operations based on the relative value of the Public Warrants and the Private Placement Warrants to the proceeds received from the Units sold upon the completion of the IPO. Accordingly, on September 14, 2021, offering costs totaling
$22,517,064 (consisting of $2,335,058 of underwriting fee, $8,050,000 of deferred underwriting fee (see Note 8), $640,129 of actual offering costs, and $
11,491,877 of excess fair value of founder shares over the purchase price) were recognized with $989,674 included in
operating costs

as an allocation for the Public Warrants, and
$21,527,390
 included
as a reduction to Class A common stock subject to possible redemption
.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. On September 19, 2022, certain investors redeemed 18,871,976 shares of Class A common stock for $190,010,529, resulting in a reduction to shares of Class A common stock outstanding to 4,128,024. Accordingly, at December 31, 2022 and 2021, 4,128,024 and 23,000,000 shares, respectively, of Class A common stock subject to possible redemption is presented, at redemption value, as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet
s
.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in
capital, or in the absence of additional capital, in accumulated deficit. On December 31, 2021, the Company recorded an accretion of $31,636,390, $13,567,035 of which was recorded in additional paid-in
capital and $18,069,355 was recorded in accumulated deficit. From the period from March 24, 2021 (inception) through December 31, 2021, the Company recorded accretion of $31,641,174 to remeasure Class A common stock subject to possible redemption to redemption value of $230,004,784.
For the year ended December 31, 2022, the Company recorded accretion of $
2,458,852 to remeasure Class A common stock subject to possible redemption to redemption value of $42,453,107.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and
no amounts accrued for interest and penalties as of December 31, 2022 and 2021.
The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

F-
3
5

Net Income (Loss) Per Common Stock
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. The statements of operations include a presentation of income (loss) per Class A redeemable common stock and loss per non-redeemable
common stock following the
two-class
method of income per common stock. In order to determine the net income (loss) attributable to both the Class A redeemable common stock and non-redeemable
common stock, the Company first considered the total income (loss) allocable to both sets of stock. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the Class A common stock subject to possible redemption was treated as dividends paid to the public stockholders.
The following tables reflects the calculation of basic and diluted net loss per common stock (in dollars, except per share amounts):

For the Year Ended December 31, 2022

Net income	$3,530,190
Accretion of temporary equity to redemption value	(2,458,852)

Net income including accretion of temporary equity to redemption value	$1,071,338

	For the Year Ended December 31, 2022
	Class A	Class B

Allocation of net income including accretion of temporary equity	$808,358	$262,980
Plus: accretion applicable to Class A redeemable shares	2,458,852	—

Total income by Class	$3,267,210	$262,980
Weighted average number of shares	17,674,483	5,750,000
Income per share	$0.18	$0.05

For the period from March 24, 2021 (inception) through December 31, 2021
Net income	3,386,750
Accretion of temporary equity to redemption value	(31,641,174)

Net loss including accretion of temporary equity to redemption value	$(28,254,424)

	For the period from March 24, 2021 (inception) through December 31, 2021
	Class A	Class B

Allocation of net loss including accretion of temporary equity	$(22,485,584)	$(5,768,840)
Plus: accretion applicable to Class A redeemable shares	31,641,174	—

Total income (loss) by Class	$9,155,590	$(5,768,840)
Weighted average number of shares	8,890,071	5,750,000
Income (loss) per share	$1.03	$(1.00)

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6

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations
of credit risk
consist
of cash accounts in a financial
institution
, which, at times may exceed the Federal Depository Insurance Coverage of $
250,000
. The Company has not experienced losses on these accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC 815). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued
at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current
based on whether or not
net-cash
settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Warrant Liability
The Company accounts for warrants for the Company’s common stock that are not indexed to its own shares as liabilities at fair value on the balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net in the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the ordinary share warrants. At that time, the portion of the warrant liability related to the ordinary share warrants was reclassified to additional paid-in
capital.
Contingent Interest Liability
The Company accounts for interest on promissory notes that are payable upon a successful business combination in accordance with ASC Topic 470, “Debt” and ASC 815. The contingent interest meets the criteria

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7

of an embedded derivative which requires bifurcation and separate accounting at fair value with changes in the fair value at subsequent reporting dates recorded to the statement of operations. The contingent interest liability is also treated as an issuance cost of the promissory notes and is recorded against a debt discount. See Note 5.
Related Parties
Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recently Issued Accounting Pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
“Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU
2020-06”),
which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU
2020-06
removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU
2020-06
is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU
2020-06
would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3 — INITIAL PUBLIC OFFERING
On September 9, 2021, pursuant to the Initial Public Offering, the Company sold 23,000,000 Units at a price of $10.00 per Unit, which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,000,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half
of one warrant (“Public Warrant”). Each whole Public Warrant is anticipated to entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).
An aggregate of $
10.00
 per Unit sold in the Initial Public Offering was held in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of
Rule 2a-7
of the Investment Company Act, as determined by the Company.
Following the closing of the Initial Public Offering
,
$230,000,000 of the IPO proceeds was held in the Trust Account. In addition, $2,081,180 of cash is not held in the Trust Account and was available for working capital purposes at the date of the IPO.
Transaction costs of the IPO amounted to $22,517,064 consisting of $2,335,058 of underwriting discount, $8,050,000 of deferred underwriting discount, $640,129 of actual offering costs, and $11,491,877 of excess fair value of founder shares over the purchase price.
NOTE 4 — PRIVATE PLACEMENT
The Company entered into an agreement with the Sponsor and Metric pursuant to which the Sponsor and Metric purchased an aggregate of
3,397,155

Private Placement Warrants, at a price of

$
1.50
per Private Placement Warrant, or
$5,095,733
, in a private placement that occurred simultaneously with the closing of the

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8

Initial Public Offering. Each Private Placement Warrant is exercisable to purchase one
 share of common stock at an exercise price of $
11.50
 per share, subject to adjustment (see Note 6). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
On March 24, 2021, the Sponsor and Metric purchased
5,750,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $
25,000. This amount was paid on behalf of the Company to cover certain expenses. The number of Founder Shares will collectively represent approximately
20
% of the Company’s issued and outstanding shares after the Initial Public Offering.
The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares of Class A common stock for cash, securities or other property.
The Founder Shares will automatically convert into shares of Class A common stock upon consummation of a Business Combination on a one-for-one
basis, subject to certain adjustments, as described in Note 6.
In connection with the closing of the Initial Public Offering, certain anchor investor acquired from the Sponsor and Metric in the aggregate
1,452,654
Founder Shares at the original purchase price that the Sponsor and Metric paid for the Founder Shares. Each anchor investor has agreed with the Sponsor and Metric that, if it does not purchase in the Initial Public Offering the number of Units in its indication of interest, it will automatically forfeit its interest in all such Founder Shares.
The excess of the fair value of the Founder Shares was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities was expensed as incurred in the statement of operations. Offering costs allocated to the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering.
In
 September 2022, the Sponsor and Metric sold an aggregate of
850,000 of its
Founder Shares to two third-party investors for cash and, as needed, consulting services, to fund the Company’s extension period and provide and general working capital. The consulting services offered were considered a benefit that the Company realized as a result of the Sponsor and Metric’s transaction with the third-party investors. The fair value of the consulting services of $360,000 was determined to be a financing expense in accordance with Staff Accounting Bulletin Topic 5A.
Promissory Note — Related Parties
In
March 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest
bearing

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9

and is payable on the earlier of December 31, 2021 or the completion of the Initial Public Offering. The Company had borrowed $188,804 under the Note and repaid the outstanding amount in full on September 14, 2021. As of December 31, 2022 and 2021, the Company did not have any amounts outstanding under the note.
On September 13, 2022, the Company entered into promissory note agreements with the Sponsor and Metric (“Related Party Promissory Notes”) for an aggregate $
490,000. The Related Party Promissory Notes are
non-interest
bearing and are payable on the earlier of the date on which a business combination is consummated or the date that the winding up of the Company is effective. As of December 31, 2022, there is $490,000 outstanding under these
agreements.
In November and December 2022, the Company entered into promissory note agreements with various parties (“Promissory Notes”) for an aggregate borrowing capacity of $
905,000. The Promissory Notes include a zero interest bearing note, notes that accrue interest at a

50
%
 rate per annum, and notes that have

100
% interest payable upon the consummation of an initial Business Combination. As of December 31, 2022, the Company has drawn down an aggregate $
767,500 on the Promissory Notes.
The Company has accrued $
7,719
interest related to the
50
% per annum interest rate Promissory Notes and

a
 $
32,865
contingent interest embedded derivative liability related to th
e
100
%
 interest rate Promissory Notes payable upon consummation of an initial Business Combination as of December 31, 2022. The contingent interest liability is treated as an issuance cost and is recorded against a debt discount. The Promissory Notes are recorded net of debt discount, with the debt discount being amortized into the Promissory Note balance through the maturity date.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor intends to loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company intends to have the ability to repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company intends to have the ability to use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2022 and 2021, the Company had no outstanding borrowings under the
Working Capital Loans.

Administrative Support Agreement
The Company has the option, commencing on the date that the Company’s securities are first listed on a U.S. national securities exchange through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $
10,000
per month for office space, secretarial, and administrative support.
NOTE 6 — STOCKHOLDERS’ EQUITY
Preferred stock —
 The Company is authorized to issue up to 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2022 and 2021, there were no preferred shares issued or outstanding.
Class
 A common stock —
 The Company is authorized
to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. On September 19, 2022, certain investors redeemed 18,871,976 shares of Class A common stock for $190,010,529, resulting in reductions to shares of Class A common stock outstanding to 4,128,024
. At December 31, 2022 and 2021, there were
 4,128,024 and 23,000,000
 shares of Class A common stock subject to possible redemption issued and outstanding at redemption price of $
10.00
per share.

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40

Class B common stock —
 The Company is authorized to issue
30,000,000
shares of Class B common stock with a par value of $
0.0001
per share. Holders of the Company’s common stock are entitled to one vote per share. At December 31, 2022 and 2021, there were
5,750,000
shares of Class B common stock issued and outstanding.
The shares of Class B common stock (Founder Shares) will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one
basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted
basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).
NOTE 7 — WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a)
12 months from the closing of the Initial Public Offering and (b)
30
 days after the completion of a Business Combination.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than
15
business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within
60
business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

F-
41

Redemption of warrants when the price per Class
 A common stock equals or exceeds

$
18.00
.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $ 0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a
30-trading
day period ending on the third trading day prior to the date on which the Company will send the notice of redemption to the warrant holders (referred to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”).

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per
 Class A common stock
 equals or exceeds $10.00.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at $ 0.10 per warrant;

•
upon a minimum of
30
 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•
if, and only if, the Reference Value (as defined above under “— Redemption of warrants when the price per share of our Class A common stock equals or exceeds $18.00”) equals or exceeds $
10.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”); and

•
if the Reference Value is less than $
18.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition,
if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $
9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than
60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the
20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to
115% of the higher of the Market Value and the Newly Issued Price, the $
18.00 per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A common stock equals or exceeds $
10.00” described above will be adjusted (to the nearest cent) to be equal to
180% of the higher of the Market Value and the Newly Issued Price, and the $
10.00
per share redemption trigger price described above.

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2

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable
so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants for Class A common stock). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.
The Company accounts for the 14,897,155 warrants that were issued in connection with the Initial Public Offering (comprised of the 11,500,000 Public Warrants and the 3,397,155 Private Placement Warrants) in accordance with the guidance contained in ASC
815-40.
Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.
The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Initial Public Offering. Accordingly, the Company classifies each warrant as a liability at its fair value and the warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. This liability is subject to re-measurement
at each balance sheet date. With each such
re-measurement,
the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Registration and Shareholder Rights
The holders of the Founder Shares and Private Placement Warrants (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights and shareholder agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up
period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriter Agreement
The Company granted the underwriter a
45-day
option from the date of the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments at the Initial Public Offering price less the underwriting discount, which the underwriter has exercised. The underwriter was entitled to a cash underwriting discount of $2,335,058 in the aggregate, paid on the closing of the Initial Public Offering. In addition, the underwriter will be entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On December 6, 2022, the underwriter waived its right to the deferred fee of $8,050,000 it was entitled to upon the

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3

consummation of the Business Combination. As such, the deferred underwriter fee payable has been reduced to zero as of December 31, 2022.
Forward Purchase Agreement
In August 2021, the Company has entered into a forward purchase agreement with Franklin Strategic Series – Franklin Small Cap Growth Fund (the “forward purchase agreement”), a Delaware statutory trust (“Franklin”), whereby Franklin has agreed to purchase (subject to certain conditions set forth therein) 5,000,000 shares of Class A common stock plus 2,500,000 forward purchase warrants, exercisable to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $50,000,000, or $10.00 for one share of Class A common stock and one-half of one warrant, in a private placement to occur concurrently with the closing of the initial business combination. The obligations under the forward purchase agreement do not depend on whether any shares of Class A common stock are redeemed by the Company’s public stockholders.
Subject to certain conditions set forth in the forward purchase agreement, Franklin may transfer the rights and obligations under the forward purchase agreement, in whole or in part, to forward transferees, provided that upon such transfer the forward transferees assume the rights and obligations of Franklin under the forward purchase agreement. The proceeds from the sale of the forward purchase securities may be used as part of the consideration to the sellers in the Company’s initial Business Combination, for expenses in connection with its initial Business Combination or for working capital in the post-transaction company.
The Company accounts for the forward purchase agreement in accordance with the guidance in ASC
815-40
as derivative liability. The liability is subject to
re-measurement
at each balance sheet date, with changes in fair value recognized in the statement of operations.
In connection with the Business Combination with Calidi, Franklin is not obligated under its forward purchase agreement to purchase the forward purchase shares and has informed the Company that it has determined not to purchase such shares in connection with the consummation of the Business
Combination.
NOTE 9 — FAIR VALUE MEASUREMENTS
At December 31, 2022 and 2021, the Company’s warrant liability was valued at $
745,000
and $
7,469,150
, respectively. Under the guidance in ASC
815-40,
the Public Warrants and the Private Placement Warrants
do not
meet the criteria for equity treatment. As such, the Public Warrants and the Private Placement Warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement
at each balance sheet date. With each
re-measurement,
the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statements of operations.
The following table presents fair value information as of December 31, 2022 and 2021, of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company’s warrant liability is based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. The private warrant liability and forward purchase unit liability were classified within Level 3 of the fair value hierarchy as of December 31, 2021. The Company transferred Public Warrants from a Level 3 measurement to a Level 1 measurement in 2021 as a result of the Public Warrants detaching from the Units and becoming separately tradable. The Company transferred Private Placement Warrants from a Level 3 measurement to a Level 2 measurement in 2022 as the valuation inputs are largely driven by the fair value of the Public Warrants for which quoted prices are observable in active markets.

F-
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4

	Forward Purchase Units	Publics Warrants	Private Placement Warrants	Contingent Interest Liability	Total Level # Financial Instruments

Level 3 financial instruments at March 24, 2021 (inception)	$—	$—	$—	$—	$—
Initial fair value at issuance	31,000	10,109,000	3,014,000	—	13,154,000
Change in fair value	490,184	(4,357,850)	(1,296,000)	—	(5,163,666)
Transfer of public warrants to Level 1 measurements	—	(5,751,150)	—	—	(5,751,150)

Level 3 financial instruments at December 31, 2021	521,184	—	1,718,000	—	2,239,184
Change in fair value	(194,950)	—	(1,408,000)	—	(1,602,950)
Transfer of private placement warrants to Level 2	—	—	(310,000)	—	(310,000)
Initial fair value of contingent interest liability	—	—	—	32,865	32,865

Level 3 financial instruments at December 31, 2022	$326,234	—	$—	$32,865	$359,099

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).
The following table sets forth by level within the fair value hierarchy the Company’s assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2022 and 2021:

	December 31, 2022
	(Level 1)		(Level 2)		(Level 3)
Assets:
Cash and marketable securities held in trust account		$42,453,107		$—	$—
Liabilities:
Public Warrants		$575,000		$—	$—
Private Placement Warrants		$—		$170,000	$—
Forward Purchase Units	$		$		$326,234
Contingent Interest Liabilities		$—		$—	$32,865

	December 31, 2021
	(Level 1)		(Level 2)		(Level 3)
Assets:
Cash and marketable securities held in trust account		$230,004,784		$—	$—
Liabilities:
Public Warrants		$5,751,150		$—	$—
Private Placement Warrants		$—		$—	$1,718,000
Forward Purchase Units	$		$		$521,184

F-
4
5

The following table presents the changes in the fair value of financial instruments for the twelve months ended December 31, 2022:

	Public Warrants	Private Placement Warrants	Forward Purchase Units	Contingent Interest Liability
Financial instrument liabilities at March 24, 2021 (inception)	$—	$—	$—	$—
Initial fair value at issuance date September 14, 2021	10,109,000	3,014,000	31,000	—
Change in fair value	(4,357,850)	(1,296,000)	490,184	—

Financial instrument liabilities at December 31, 2021	5,751,150	1,718,000	521,184	—
Change in fair value	(5,176,150)	(1,548,000)	(194,950)	—
Initial fair value of contingent interest liability	—	—	—	32,865

Financial instrument Liabilities at December 31, 2022	$575,000	170,000	$326,234	$32,865

Measurement
The Company established the initial fair value for the warrants on September 14, 2021, the date of the consummation of the Company’s IPO. The Company used a lattice model and Monte Carlo simulation model to value the warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one Class A Ordinary Share and one-half of one Public Warrant
), (ii) the sale of Private Placement Warrants,
and
(iii) the issuance of Class B Ordinary Shares, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A Ordinary Shares subject to possible redemption (temporary equity), Class A Ordinary Shares (permanent equity) and Class B Ordinary Shares (permanent equity) based on their relative fair values at the initial measurement date.
The key inputs into the lattice model and Monte Carlo simulation model formula were as follows at December 21, 2022 and December 31, 2021:

	Private Placement Warrants
	December 31, 2022	December 31, 2021
Input
Ordinary share price	$10.17	$9.81
Exercise price	$11.50	$11.50

	Private Placement Warrants
	December 31, 2022	December 31, 2021
Risk-free rate of interest	3.94%	1.32%
Volatility	0.00%	9.88%
Term	5.50	5.69
Warrant to buy one share	$0.05	$0.51
Dividend yield	0.00%	0.00%
The forward purchase agreement is a plain vanilla forward contract with delivery of the Units and payment contingent on the consummation of an acquisition. The value per forward purchase unit is equal to the probability of an acquisition occurring, multiplied by the value of the unit at the initial public offering date, multiplied by (1 – exp(-
rt
)) where
r
is the risk-free rate of interest and
t
is the time to acquisition.

F-
4
6

The key inputs into the formula were as follows at December 31, 2022 and 2021:

	Forward Purchase Liability
	December 31, 2022	December 31, 2021
Input
Probability of an acquisition occurring	10.00%	85.00%
Unit price	$10.17	10.10
Risk-free rate of interest	4.70%	0.27%
Time to the acquisition	0.05	0.69
The

Company established the fair value of the contingent interest liability on December 31, 2022. The Company utilized a “With and Without” embedded derivative valuation model to calculate the standalone value of the embedded derivative. Key inputs into the model are as follows:

Contingent Interest Liability
December 31,
2022
Input
Valuation date	December 31, 2022
Inception date	December 1 through December 14, 2022
Aggregate principal amount	$ 350,000
Contractual interest	100.0%
Maturity date	Date of successful business combination
Estimated business combination date	June 30, 2023
Estimated probability of a business combination	10.0%
Estimated market yield	13.0%
NOTE 10 — INCOME TAX
The Company’s net deferred tax assets at December 31, 2022 and
2021
is as follows:

	December 31, 2022	December 31, 2021
Capitalized start-up costs	$1,588,741	$413,817
Unrealized gains on marketable securities	(1,385)	(802)
Charitable contributions	—	5,019
Net operating loss carryforward	—	39,344

Total deferred tax assets	1,587,356	457,378
Valuation allowance	(1,587,356)	(457,378)

Deferred tax assets	$—	$—

F-
4
7

The income tax provision for the twelve months ended December 31,
2022
and for the period from March 24, 2021 (inception)
through
December 31, 2021 consists of the following:

	December 31, 2022	December 31, 2021
Current expense (benefit)
Federal	$266,104	$—
State	80,883	—
Deferred expense (benefit)
Federal	(921,893)	(373,152)
State	(208,085)	(84,226)
Change in Valuation Allowance	1,129,978	457,378

Income tax provision	$346,987	$—

As
 of December 31, 2022 and 2021, the Company has $0 and $152,852 federal net operating loss carryforwards, respectively, and $0 and $152,852 state net operating loss carryforwards.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all the deferred tax assets will not be realized. The ultimate realization of deferred tax

assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the twelve months ended December 31, 2022, the change in the valuation allowance was
$1,129,978. For the
period from March 24, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $
457,378.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	(3.72)%	(2.49)%
Change in fair value of warrant liabilities	(36.42)%	(35.05)%
Change in valuation allowance	29.14%	13.50%
Change in fair value of forward purchase units	(1.06)%	3.04%

Income tax provision	8.95%	0.00%

The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates due to changes in fair value in warrants and the recording of full valuation allowances on deferred tax assets.
The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for the year ended December 31, 202
1
remain open and subject to examination. The Company considers Delaware to be a significant state tax jurisdiction.
NOTE 11 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the audited balance sheet date through March 31, 2022, the date that the audited financial statements were available to be issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, other than the below.

F-
4
8

On January 5, 2023, the Company drew $
100,000 on a promissory note with a related party. The promissory note has an interest rate of
50
% per annum calculated on the basis of a year of 365 days. The principal balance and accrued interest of the promissory note is payable on the earliest of (i) the date on which an initial business combination is consummated or (ii) the date the winding up of the Company is effective.
On January 6, 2023, the Company drew $
37,500 on a promissory note with a related party. The promissory note is no
n-interest bearing and the principal balance of the promissory note is payable on the earliest of (i) the date on which an initial business combination is consummated or (ii) the date the winding up of the Company is effective.
On January 9, 2023, the Company announced a merger agreement with Calidi Biotherapeutics, a clinical-stage biotechnology company that is pioneering the development of allogeneic cell-based delivery of oncolytic viruses. Total gross proceeds from the transaction, before payment of transaction expenses, is expected to be up to $82 million, combining up to $42 million held in the Company’s Trust Account, assuming no redemptions, and $40 million of possible PIPE financing.
On January 20, 2023 and January 30, 2023, the Company drew $
35,000 and $
50,000, respectively, on promissory notes with related parties. The promissory notes have an interest rate of
50% per annum calculated
on

the basis
of a year of 365 days. The principal balance and accrued interest of the promissory notes are payable on the earliest of (i) the date on which an initial business combination is consummated or (ii) the date the winding up of the Company is effective.
On March 14, 2023, an automatic extension of the completion window from March 14, 2023 to June 14, 2023 occurred pursuant to our amended and restated certificate of incorporation.

F-
4
9

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(
In thousands, except for par value data
)

	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$919	$372
Prepaid expenses and other current assets	459	414

Total current assets	1,378	786

NONCURRENT ASSETS
Machinery and equipment, net	1,186	887
Operating lease right-of-use assets, net	4,827	199
Deferred financing costs and other noncurrent assets	868	725

TOTAL ASSETS	$8,259	$2,597

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,391	$2,124
Related party accounts payable	147	147
Accrued expenses and other current liabilities	5,657	5,142
Related party accrued expenses and other current liabilities	233	205
Legal settlement liability	580	640
Loans payable, net of issuance costs	1,000	1,000
Term notes payable, net of discount, including accrued interest	1,250	507
Related party term notes payable, net of discount, including accrued interest	3,553	1,962
Related party convertible notes payable, including accrued interest	822	804
Related party contingently convertible notes payable, including contingently issuable warrants, at fair value	1,508	1,152
Simple agreements for future equity (SAFE), at fair value	26,951	24,575
Related party SAFE, at fair value	4,746	4,615
Finance lease liability, current	71	72
Operating lease right-of-use liability, current	919	44

Total current liabilities	49,828	42,989

NONCURRENT LIABILITIES
Operating lease right-of-use liability, noncurrent	3,798	305
Finance lease liability, noncurrent	126	142

TOTAL LIABILITIES	53,752	43,436

Commitments and contingencies (Note 13)

CONVERTIBLE PREFERRED STOCK
Founders convertible preferred stock, $0.0001 par value, 10,500 shares authorized; 10,402 shares issued and outstanding as of March 31, 2023 and December 31, 2022; liquidation preference of $2,080 as of March 31, 2023 and December 31, 2022	1,354	1,354

Series A-1 convertible preferred stock, $0.0001 par value, 5,000 shares authorized as of March 31, 2023 and December 31, 2022; 4,316 shares issued and outstanding as of March 31, 2023 and December 31, 2022; liquidation preference of $4,316 as of March 31, 2023 and December 31, 2022	3,871	3,871

Series A-2 convertible preferred stock, $0.0001 par value, 4,000 shares authorized as of March 31, 2023 and December 31, 2022; 2,545 shares issued and outstanding as of March 31, 2023 and December 31, 2022; liquidation preference of $4,454 as of March 31, 2023 and December 31, 2022	4,376	4,376

STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value, 120,000 shares authorized; 21,069 and 20,622 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	2	2
Additional paid-in capital	21,734	19,928
Accumulated other comprehensive loss, net of tax	(12)	(14)
Accumulated deficit	(76,818)	(70,356)

Total stockholders’ deficit	(55,094)	(50,440)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$8,259	$2,597

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
REVENUE
Service revenues	$—	$45
OPERATING EXPENSES
Cost of revenues	—	(14)
Research and development	(2,622)	(1,565)
General and administrative	(2,792)	(5,538)

Total operating expenses	(5,414)	(7,117)

Loss from operations	(5,414)	(7,072)

OTHER INCOME (EXPENSES), NET
Interest expense	(67)	(10)
Interest expense — related party	(150)	(3)
Change in fair value of debt	(1,026)	(610)
Change in fair value of debt — related party	(487)	(44)
Grant income	691	—
Other (expense) income, net	(5)	1

Total other expenses, net	(1,044)	(666)

LOSS BEFORE INCOME TAXES	(6,458)	(7,738)
Income tax provision	(4)	(2)

NET LOSS	$(6,462)	$(7,740)

Net loss per share; basic and diluted	$(0.31)	$(0.38)

Weighted average common shares outstanding; basic and diluted	20,792	20,127

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
NET LOSS	$(6,462)	$(7,740)
Other comprehensive income (expense), net of tax:
Foreign currency translation adjustment	2	(6)

COMPREHENSIVE LOSS	$(6,460)	$(7,746)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(Unaudited)
(
In thousands, except share amounts
)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	10,402,285	$1,354	4,316,400	$3,871	2,544,883	$4,376	20,622,204	$2	$19,928	$(14)	$(70,356)	$(50,440)
Issuance of common stock with term notes as interest paid in kind and other	—	—	—	—	—	—	71,484	—	191	—	—	191
Exercise of stock options	—	—	—	—	—	—	375,001	—	181	—	—	181
Stock-based compensation	—	—	—	—	—	—	—	—	1,434	—	—	1,434
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	—	—	—	—	(6,462)	(6,462)

Balance at March 31, 2023 (unaudited)	10,402,285	$1,354	4,316,400	$3,871	2,544,883	$4,376	21,068,689	$2	$21,734	$(12)	$(76,818)	$(55,094)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(Unaudited)
(
In thousands, except share amounts
)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,928,108	$2	$13,316	$(1)	$(44,929)	$(31,612)
Issuance of preferred stock for conversion of related party convertible notes payable	—	—	150,000	150	257,143	450	—	—	—	—	—	—
Issuance of common stock in lieu of cash for consulting services	—	—	—	—	—	—	131,000	—	158	—	—	158
Exercise of stock options	—	—	—	—	—	—	263,646	—	114	—	—	114
Stock-based compensation	—	—	—	—	—	—	—	—	1,466	—	—	1,466
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	—	—	—	—	(7,740)	(7,740)

Balance at March 31, 2022 (unaudited)	10,402,285	$1,354	4,316,400	$3,871	2,544,883	$4,376	20,322,754	$2	$15,054	$(7)	$(52,669)	$(37,620)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,462)	$(7,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	93	52
Amortization of right of use assets	90	(6)
Amortization of debt discount and financing costs	201	—
Stock-based compensation	1,434	1,466
Change in fair value of debt	1,513	654
Other	14	2
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(283)	346
Accounts payable	21	(47)
Accrued expenses and other current liabilities	236	3,167
Operating lease right of use liability	36	—

Net cash used in operating activities	(3,107)	(2,106)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of machinery and equipment	(137)	(99)

Net cash used in investing activities	(137)	(99)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	181	114
Proceeds from sale of common shares	—	—
Proceeds from simple agreements for future equity (SAFE)	1,350	1,150
Proceeds from issuance of term notes payable	750	—
Related party proceeds from issuance of term notes payable	1,600	—
Repayment of principal on loan payable to bank	—	(28)
Repayment of financing lease obligations	(19)	(7)
Payment of deferred financing costs	(71)	(497)

Net cash provided by financing activities	3,791	732

Effect of exchange rate changes on cash	—	(6)

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	547	(1,479)

CASH AND RESTRICTED CASH BALANCE:
At beginning of the period	590	2,237

At end of the period	$1,137	$758

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$12	$10
Cash paid for income taxes	$5	$2

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Issuance of common stock in lieu of cash for services	$—	$158
Issuance of common stock with term notes as interest paid in kind	$191	$—
Deferred financing fees included in accounts payable and accrued liabilities	$234	$972
Issuance of preferred stock upon conversion of related party convertible notes payable	$—	$600
Purchase of equipment included in accounts payable and accrued liabilities	$249	$155
Issuance of SAFE in lieu of cash for advisory services	$—	$75
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Organization, Description of the Business, the Proposed Merger and Liquidity
Calidi Biotherapeutics, Inc. (“Calidi”), founded in 2014 and reincorporated in the state of Nevada in 2019, is a clinical stage immuno-oncology company developing and commercialization novel stem cell-based platforms for delivery and potentiation of oncolytic viruses for the treatment of cancer. Calidi is developing a pipeline of off-the-shelf
allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the tumor microenvironment to facilitate tumor cell targeting and viral amplification at the tumor sites for an extended period of time, potentially leading to an improved cancer therapy. Calidi’s most advanced product candidates are discussed below.
CLD-101
(NeuroNova
™
Platform) for newly diagnosed High Grade Glioma (“HGG”) (also referred to as “NNV1” as to the indication) is composed of an immortalized neural stem cell line loaded with an engineered oncolytic adeno virus for the treatment of HGG. NNV1 is a licensed program from Northwestern University (“Northwestern”) which Calidi obtained the rights for commercialization in June 2021 (see Note 13). A phase I clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed by Northwestern in June 2021.
CLD-101
for recurrent HGG (also referred to as “NNV2” as to the recurrent HGG indication) is a licensed program under development for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent HGG. Calidi licensed this product candidate in July 2021 pursuant to an agreement with City of Hope for the commercial development of NNV2 (see Note 13).
CLD-201
(SuperNova
™
) for advanced solid tumors (also referred to as “SNV1”), composed of allogeneic adipose-derived mesenchymal stem cells
(AD-MSC)
loaded with the tumor selective oncolytic vaccinia virus Calidi refers to as “CAL1”. SNV1 is an internally developed product candidate for which Calidi’s primary indications are for the treatment of head and neck cancer, triple-negative breast cancer and melanoma, although additional indications are also being developed.
Calidi is also developing engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms with improved systemic anti-tumor immunity in the exploratory stages of development.
Calidi’s operations to date have focused on organization and staffing, business planning, raising capital, licensing, acquiring and developing technology, establishing intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, process development and procuring manufacturing for preclinical and clinical trials. Calidi’s product candidates are subject to long development cycles and Calidi may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.
Calidi is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of Calidi’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if Calidi’s drug development efforts are successful, it is uncertain when, if ever, Calidi will realize significant revenue from product sales.

Agreement and Plan of Merger with First Light Acquisition Group, Inc.
On January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), and Calidi, First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Closing will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by FLAG and automatically converted into an option to acquire shares of FLAG common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.
Merger Consideration
At the effective time of the Merger (the “Effective Time”), all shares of Calidi common stock outstanding immediately prior to the Effective Time, with certain exceptions, will be converted into (i) the right to receive shares of FLAG Class A Common Stock, par value $0.0001 per share (“FLAG Class A Common Stock”), and (ii) the contingent right to receive Escalation Shares.
The aggregate consideration to be paid to the securityholders of Calidi will be based on an equity value of $250 million, subject to certain adjustments for net debt and the achievement of certain pre-closing
milestones, if any, as defined in the Merger Agreement. As of the Effective Time, each outstanding Calidi stock option (whether vested or unvested) will be assumed by FLAG and automatically converted into a conversion adjusted stock option for shares of FLAG common stock.
If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license
contract involving Calidi’s technology (a
“Pre-Closing
Milestone Contract”), the Merger Consideration will be increased by an amount equal to the aggregate up-front
cash payments received by Calidi pursuant to any such
Pre-Closing
Milestone Contracts.
Following the closing of the Transactions (the “Closing”), as additional consideration for the Merger, FLAG will issue shares of FLAG Common Stock (“Escalation Shares”) to each holder of Calidi common stock immediately prior to the Effective Time (a “Calidi Stockholder”) in accordance with the following terms.
If at any time during the five-year period following the Closing (the “Escalation Period”), the last reported sale price of the shares of FLAG Common Stock as reported on NYSE American (or the exchange on which such shares are listed) for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is:

•	greater than or equal to $12.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock

•	greater than or equal to $14.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock;

•	greater than or equal to $16.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock; and

•	greater than or equal to $18.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock
If, during the Escalation Period, there is a change of control pursuant to which FLAG or its stockholders have the right to receive consideration implying a value per share that is equal to or in excess of the above price targets, there will be an acceleration of the Escalation Period at the applicable target price.
To incentivize FLAG public stockholders to not redeem their shares, those stockholders may be entitled to their pro rata portion of up to an additional 2,000,000
Non-Redeeming
Continuation Shares to be issued at Closing.
The Escalation Shares and the
Non-Redeeming
Continuation Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved for the Escalation Shares, or in the case of the
Non-Redeeming
Continuation Shares, canceled on a pro rata basis for those holders of the FLAG Class A common stock that redeem their shares at the Closing. While in escrow, the shares will be non-voting.
The Merger Agreement and the consummation of the Transactions contemplated above requires the approval of both FLAG’s shareholders and Calidi’s stockholders, among other closing conditions specified in the FLAG Merger Agreement and the various agreements described above, there can be no assurance that the FLAG Merger or the Transactions will occur or that Calidi will receive any proceeds from this transaction. Calidi has incurred and expects to incur significant amount of transaction expenses in connection with the FLAG Merger and the transaction, and if the FLAG Merger is not consummated nor approved, Calidi will bear the risk of payment of all such transaction costs without reimbursement from FLAG or any other party.
The Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, FLAG will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. The FLAG Merger is expected to be completed during the third quarter of 2023. However, there can be no assurance as to when or if the closing of the FLAG Merger will occur or if any Contingent Consideration will be achieved.
The FLAG Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, as defined, including by mutual consent of the parties, by either party if the Closing has not occurred by September 14, 2023.
Previous Agreement and Plan of Merger with Edoc Acquisition Corp. and other Investors
On February 2, 2022, Edoc Acquisition Corp., a Cayman Islands corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Edoc Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Sponsor”) (the “Effective Date”) with Calidi.
On August 11, 2022, the previously announced Edoc Merger Agreement was terminated by Calidi effective as of that date.
Going concern
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”)
2014-15,
Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic
 205-40)
, Calidi has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about Calidi’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

Calidi has incurred recurring negative cash flows since inception and has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, Simple Agreements for Future Equity (“SAFE”) instruments and common stock. These investments have been made by various related parties, including AJC Capital LLC (“AJC Capital”) (Mr. Allan J. Camaisa, Chief Executive Officer and Chairman of the Board of Directors of Calidi), who remains the single largest investor and shareholder in Calidi (see Note 6). Calidi expects to continue to incur significant expenses and operating losses for the foreseeable future.
As of July 24, 2023,
the
issuance date of these unaudited condensed consolidated financial statements for the three months ended March 31, 2023, Calidi expects its current cash on hand will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these unaudited condensed consolidated financial statements. Calidi will need to obtain additional funding. The availability of financing and Calidi’s ability to operate may also be adversely impacted by the ongoing
COVID-19
pandemic which could continue to depress national and international economies and disrupt capital markets, supply chains, and many aspects of Calidi’s operations. The extent to which the ongoing
COVID-19
pandemic will ultimately impact Calidi’s business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside Calidi’s control. The unavailability or inadequacy of financing to meet future capital needs could force Calidi to modify, curtail, delay, or suspend some or all aspects of planned operations. Sales of additional equity securities could result in the dilution of the interests of its stockholders. Calidi intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) transaction to obtain additional capital and align Calidi’s long-term operating strategy, (ii) negotiate other cash equity or debt financing in the short-term, including continuing to raise funds under its existing Simple Agreements for Future Equity (“SAFE”) instrument and, (iii) continue to pursue licensing or other revenue opportunities utilizing its cell delivery platform, all in conjunction with the development of its product candidates and programs and development milestones disclosed elsewhere in these consolidated financial statement footnotes. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to Calidi, or if at all. If Calidi is unable to obtain sufficient funding, it could be required to suspend or delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.
Based on Calidi’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, Calidi’s management concluded that there is substantial doubt about Calidi’s ability to continue as a going concern within one year after the issuance date of the unaudited condensed consolidated financial statements presented herein. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes Calidi will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
COVID-19
impact and other risks and uncertainties
The ongoing global outbreak of
COVID-19,
including the different variant strains that have emerged, and the various attempts throughout the world to contain it, have created significant volatility, uncertainty and disruption. In response to government directives and guidelines, health care advisories and employee and other concerns, Calidi has altered certain aspects of its operations. A number of Calidi employees have had to work remotely from home and those on site have had to follow Calidi’s social distance guidelines, which could impact their productivity.
COVID-19
could also disrupt Calidi’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in

Calidi’s office or laboratory facilities, or due to quarantines. Because of
COVID-19,
travel, visits, and
in-person
meetings related to Calidi’s business have been severely curtailed or canceled and Calidi has instead used on-line
or virtual meetings to meet with potential investors, suppliers, manufacturing partners and others.
It is possible that continuing impacts of
COVID-19
on Calidi’s operations or its access to capital could prevent Calidi from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which Calidi is a party, with the result that Calidi would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause Calidi to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause Calidi to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to Calidi’s business. Similarly, it is possible that impacts of
COVID-19
on the business, operations, or financial condition of any third party with whom Calidi has a contractual relationship could cause the third party to be unable to perform its contractual obligations to Calidi, resulting in Calidi’s loss of the benefits of a contract that could be material to Calidi’s business.
The full extent to which the
COVID-19
pandemic and related variants, and the various responses to it might impact Calidi’s business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond Calidi’s control.
The war in Ukraine and the uncertain nature, magnitude, and duration of the conflict and the potential effect of sanctions and other measures being imposed in response thereto have contributed to increased levels of economic and political uncertainty, which could have an adverse impact on macroeconomic factors that affect the financial markets, the global economy and Calidi’s business and operations. Additionally, the ongoing conflict in Ukraine may disrupt the ability of third parties on which Calidi relies on to perform in accordance with its expectations, including on manufacturing vendors or commercial research organizations to conduct clinical trials. Moreover, enrollment and retention of clinical trial participants may be adversely affected. Calidi cannot be certain what the overall impact of this conflict will be on its ability to conduct and complete the clinical trials on schedule. However, interruptions of clinical trials could significantly delay Calidi’s clinical development plans and potential authorization or approval of product candidates, which could increase Calidi’s costs and jeopardize its ability to successfully commercialize its product candidates.
On March 12, 2023, Silicon Valley Bank was closed by its state chartering authority, the California Department of Financial Protection and Innovation. On the same date the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver and transferred all customer deposits and substantially all of the assets of Silicon Valley Bank to Silicon Valley Bridge Bank, N.A., a full-service bank that is being operated by the FDIC. Calidi automatically became a customer of Silicon Valley Bridge Bank, N.A. as part of this action. As of March 12, 2023, Calidi held, in separate accounts, approximately $150,000 in cash deposits, a credit card collateral account of $100,000 as restricted cash, and a restricted lease collateral money market account of approximately $118,000, at Silicon Valley Bridge Bank, N.A. Normal banking activities resumed on March 14, 2023.
Changes in other economic conditions, including rising interest rates, ongoing pandemics, including the
COVID-19
pandemic, lower consumer confidence, volatile equity capital markets and ongoing supply chain disruptions and the impacts of the war in Ukraine, may also affect Calidi’s operations.
2. Summary of Significant Accounting Policies
Unaudited interim financial information
The accompanying unaudited condensed consolidated financial statements as of March 31, 2023, and for the three months ended March 31, 2023 and 2022, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments necessary, all of which are of a normal and recurring nature, to state fairly Calidi’s financial position, results of operations and cash flows. Interim results are not necessarily indicative of results for a full year or future periods. These unaudited condensed consolidated financial statements should be read in conjunction with Calidi’s audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this registration statement.
Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the FASB.
Principles of consolidation
The accompanying unaudited condensed consolidated financial statements of Calidi include the accounts of its wholly owned subsidiary, StemVac GmbH (“StemVac”), a company organized under the laws of Germany, and Calidi Biotherapeutics Australia Pty Ltd (“Calidi Australia”), a wholly owned Australian subsidiary. StemVac’s primary operating activities include process development and other research and development activities for the SNV1 program performed for Calidi under a cost-plus intercompany development agreement funded by Calidi. Calidi Australia’s principal purpose is for conducting a part of the SNV1 clinical trials in Australia.
The accompanying unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Calidi’s financial condition and results of operations. All material intercompany accounts and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and contingent assets and liabilities, at the date of the unaudited condensed consolidated financial statements, and the reported amounts during the reporting period. On an ongoing basis, management evaluates estimates which are subject to significant judgment, including, but not limited to, valuation methods used, assumptions requiring the use of judgment to prepare financial projections, timing of potential commercialization of acquired in-process
intangible assets, applicable discount rates, probabilities of the likelihood of multiple outcomes of certain events related to contingently convertible notes payable and SAFEs, comparable companies or transactions, liquidity events, determination of fair value of financial instruments under the fair value option of accounting, assumptions related to the going concern assessments, allocation of direct and indirect expenses, useful lives associated with long-lived assets, key assumptions in operating and financing leases including incremental borrowing rates, loss contingencies, valuation allowances related to deferred income taxes, assumptions used to value common stock, debt and debt-like instruments, warrants, and stock-based awards and other equity instruments. Actual results may differ materially from those estimates.
While Calidi considered known or expected impacts of
COVID-19
in making its assessments and estimates, the future impacts of
COVID-19
are not presently determinable and could cause actual results to differ materially from Calidi’s estimates and assessments. Calidi’s future analysis or forecast of
COVID-19
impacts could lead to changes in Calidi’s future estimates and assessments which could result in material impacts to Calidi’s unaudited condensed consolidated financial statements in future reporting periods.

Restricted cash
Calidi classifies cash that has contractual or legal restrictions imposed by third parties as restricted cash, which is restricted as to withdrawal or use except for the specified purpose under a contract. Calidi classifies restricted cash as part of prepaids and other current assets due to the short-term nature of the underlying contract with a financial institution which requires Calidi to hold a fixed amount of funds in a restricted money market account as collateral to the financial institution for Calidi’s corporate credit card program with that financial institution.
Calidi accounts for restricted cash in accordance with ASU
2016-18,
 Statement of Cash Flows (Topic 230): Restricted Cash
, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash, and that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period
and
end-of-period
total amounts shown on the consolidated statements of cash flows.
The following table provides a reconciliation of cash and restricted cash reported within the balance sheet dates that comprise the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows in accordance with ASU
2016-18
(in thousands):

	March 31, 2023	December 31, 2022
Cash	$919	$372
Restricted cash included within prepaid expenses and other current assets	100	100
Restricted cash included deposits and other noncurrent assets	118	118

Total cash and restricted cash as shown in the unaudited condensed consolidated statements of cash flows	$1,137	$590

Leases
Calidi accounts for leases in accordance with ASC 842,
 Leases
. Calidi determines if an arrangement is a lease at inception. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations. When determining whether a lease is a finance lease or an operating lease, ASC 842 does not specifically define criteria to determine “major part of remaining economic life of the underlying asset” and “substantially all of the fair value of the underlying asset.” For lease classification determination, Calidi continues to use: (i) greater than or equal to 75% to determine whether the lease term is a major part of the remaining economic life of the underlying asset; and (ii) greater than or equal to 90% to determine whether the present value of the sum of lease payments is substantially all of the fair value of the underlying asset. Calidi accounts for the lease and non-lease components
as a single lease component.
For operating leases, Calidi recognizes
right-of-use (“ROU”)
assets and lease liabilities for leases with terms greater than twelve months in the consolidated balance sheet, while leases with terms of twelve months or less are not capitalized. ROU assets represent the right to use an underlying asset during the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, Calidi uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Calidi uses the implicit rate when it is readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that Calidi will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Calidi discloses the amortization of ROU assets and operating lease payments as a net amount, “Amortization of right-of-use assets
and liabilities”, on the consolidated statements of cash flows.
Finance leases are included in machinery and equipment, and in finance lease liabilities, current and noncurrent, in the consolidated balance sheets.
See Note 13 for the Sand Diego Office lease which commenced on March 1, 2023, and was accounted for an operating lease in accordance with ASC 842.
Fair value option of accounting
When financial instruments contain various embedded derivatives which may require bifurcation and separate accounting of those derivatives apart from the entire host instrument, if eligible, ASC 825,
Financial Instruments
allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO may be elected on an instrument-by-instrument
basis and is irrevocable unless a new election date occurs. The FVO allows the issuer to account for the entire financial instrument at fair value with subsequent remeasurements of that fair value recorded through the statements of operations at each reporting date. A financial instrument is generally eligible for the FVO if, amongst other factors, no part of the convertible, or contingently convertible, instrument is classified in stockholder’s equity and the instrument does not contain a beneficial conversion feature at issuance. In addition, because a contingent beneficial conversion feature, if any, is not separately recognized within stockholders’ equity at the issuance date, a convertible debt instrument with a contingent beneficial conversion feature is therefore eligible for the FVO if all other criteria are met.
Based on the eligibility assessment discussed above, Calidi concluded that its contingently convertible notes payable and certain term notes payable are eligible for the FVO and accordingly elected the FVO for those debt instruments. This election was made because of operational efficiencies in valuing and reporting for these debt instruments in their entirety at each reporting date (see also Note 3 and Note 7 for additional disclosures).
Contingently convertible notes payable and related party contingently convertible notes payable, which include the related contingently issuable warrants, (collectively referred to as “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting under GAAP, for which Calidi elected the FVO for the entire CCNP instrument. In addition, certain term notes payable and related party term notes payable were issued with separately exercisable and freestanding warrants to purchase common stock, were issued with substantial discounts at issuance and contained certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless the FVO is eligible and elected. Accordingly, Calidi qualified for and elected the FVO for the entire term notes payable instruments. Both the CCNP and the term notes payable, inclusive of their respective accrued interest at their stated interest rates (collectively referred to as the “FVO debt instruments”) were initially recorded at fair value as liabilities on the unaudited condensed consolidated balance sheets and were subsequently re-measured
at fair value at the end of each reporting period presented within the unaudited condensed consolidated financial statements. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other income and expenses, net, in the unaudited condensed consolidated statements of operations. The change in fair value related to the accrued interest components is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See additional information on valuation methodologies and significant assumptions used in Note 3.
Fair value measurements
Calidi follows ASC 820,
Fair Value Measurement
, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
ASC 820 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities;

Level 2:
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3:
Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities, which require the reporting entity to develop its own assumptions.

When quoted market prices are available in active markets, the fair value of assets and liabilities is estimated within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models, quoted prices of assets and liabilities with similar characteristics, or discounted cash flows, within Level 2 of the valuation hierarchy. In cases where Level 1 or Level 2 inputs are not available, the fair values are estimated by using inputs within Level 3 of the hierarchy. See Note 3 for fair value measurements.
Classification of Founders, Series
A-1,
and Series
A-2
convertible preferred stock
Calidi has classified its Founders, Series
A-1
and Series
A-2
convertible preferred stock (collectively “Convertible Preferred Stock”) outside of permanent equity because the Convertible Preferred Stock contains certain redemption features that result in those shares being redeemable upon the occurrence of certain events that are not solely within Calidi’s control, including liquidation, sale or transfer of control. Accordingly, the Convertible Preferred Stock is recorded outside of permanent equity and is subject to the classification guidance provided under ASC
480-10-S99.
Because dividends are not contractually required to be accrued on the Convertible Preferred Stock as there is no stated or required dividend rate per annum, Calidi is not required the accrete dividends into the carrying amount of the Convertible Preferred Stock in anticipation of a future contingent event or redemption value. Accordingly, Calidi did not adjust the carrying values of the Convertible Preferred Stock to the respective liquidation preferences of such shares because of the uncertainty of whether or when such events would occur. As of March 31, 2023 and December 31, 2022, no events have occurred that would require such an adjustment to carrying value of Convertible Preferred Stock (see Note 9).
Derivative financial instruments
Calidi does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Calidi evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815
Derivatives and Hedging
. Calidi values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, as applicable, with the assistance of valuation specialists. Derivative instruments accounted for as liabilities are valued at inception and subsequent valuation dates for each reporting period the derivative instrument remains outstanding. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is reassessed at each reporting period.

Calidi reviews the terms of other financial instruments such as convertible and contingently convertible secured debt, equity instruments, including warrants and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument in accordance with ASC 815. Additionally, in connection with the issuance of financing instruments, Calidi may issue freestanding options or warrants, including options or warrants to non-employees
in exchange for consulting or other services performed.
Calidi evaluates equity or liability classification for common stock warrants in accordance with ASC 480,
Distinguishing Liabilities from Equity
, and ASC 815 and accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it otherwise does not meet other equity classification criteria. Calidi accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if Calidi has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value at each subsequent reporting period with the offset adjustments recorded in change in fair value of warrant liability within the unaudited condensed consolidated statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.
As of March 31, 2023 and December 31, 2022, Calidi does not have any freestanding derivative financial instruments, or embedded derivative financial instruments that were accounted for separately from its host contract pursuant to ASC 815 and the above discussion on the FVO debt instruments (see Note 7).
Debt issuance costs
Debt issuance costs incurred to obtain debt financings are deferred and are amortized over the term of the debt using the effective interest method for all debt financings in which the fair value option has not been elected. Debt issuance costs on debt financings in which the fair value option is not elected are recorded as a reduction to the carrying value of the debt and are amortized to interest expense or interest expense — related party, as applicable, in the unaudited condensed consolidated statements of operations.
For any debt financing in which Calidi has elected the fair value option, any debt issuance costs associated with the debt financing are immediately recognized in interest expense in the unaudited condensed consolidated statements of operations and are not deferred (see above discussion on the FVO election and Note 7).
Government grants
On October 27, 2022, the California Institute for Regenerative Medicine (“CIRM”) approved Calidi’s application for a CIRM grant for Calidi’s continued development of the SNV1 program. CIRM awarded Calidi approximately $3.1 million of CIRM funding conditioned that Calidi co-fund
approximately $0.8 million under the requirements of the CIRM application. On December 28, 2022, Calidi received the Notice of Award from CIRM for this grant and Calidi expects to be able to draw the funds over the next 18 months based on the operational milestones defined in the grant.
Proceeds from the CIRM grant are recognized over the period necessary to match the related research and development expenses when it is probable that Calidi has complied with the CIRM conditions and will receive the proceeds pursuant to the milestones defined in the grant as reimbursement of those expenditures. The CIRM grant proceeds, if any, received in advance of having incurred the related research and development expenses are recorded in accrued expenses and other current liabilities and recognized as other income on Calidi’s consolidated statement of operations when the related research and developments expenses are incurred.
As of December 31, 2022, no amounts were received by Calidi from the CIRM grant. On January 17, 2023, Calidi received the first payment of $740,000 from CIRM for this grant, of which approximately $691,000 was recognized in other income for the three months ended March 31, 2023.

Research and development expenses
Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including compensation-related expenses for research and development personnel, including stock-based compensation expense, preclinical and clinical activities, costs of manufacturing, overhead expenses including facilities and laboratory expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation and amortization.
Upfront and annual license payments related to acquired technologies or technology licenses which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense in the period in which they are incurred.
General and administrative expenses
General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in executive, finance and accounting, business development, operations and administrative functions. General and administrative expenses also include fees for legal, patent prosecution, legal settlements, consulting, charge off of deferred financing costs for aborted or terminated financing offerings, accounting and audit services as well as insurance, outside service providers, direct and allocated facility-related costs and depreciation and amortization.
Net loss per common share
Earnings per share attributable to common stockholders is calculated using the two-class
method, which is an earnings allocation formula that determines earnings per share for the holders of Calidi’s common shares and participating securities. Although Calidi’s Convertible Preferred Stock contain participating rights in any dividend declared and paid by Calidi and are therefore participating securities, the Convertible Preferred Stock has no stated dividends and Calidi has never paid any cash dividends and does not plan to pay any dividends in the foreseeable future. Net loss attributable to common stockholders and participating securities is allocated to each share on an if-converted
basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of Calidi and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per common share.
Diluted net loss per share is computed using the more dilutive of (a) the two-class
method or (b) the
if-converted
method and treasury stock method, as applicable. Contingently convertible notes payable and contingently convertible SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion contingency associated with the completion of a future financing event that had not occurred, and the contingency was not resolved, in the reporting periods presented herein. In periods in which Calidi reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the periods presented herein because common stock equivalent shares from the Convertible Preferred Stock, convertible notes, stock option awards and outstanding warrants to purchase common stock (see Note 9) were antidilutive.

As a result of Calidi reported net loss attributable to common stockholders for all periods presented herein, the following common stock equivalents were excluded from the computation of diluted net loss per common share for the three months ended March 31, 2023 and 2022 because including them would have been antidilutive (in thousands):

	Three Months Ended March 31,
	2023	2022
Stock options	23,919	24,046
Warrants for common stock	4,050	4,050
Founders preferred stock	10,402	10,402
Series A-1 preferred stock	4,316	4,316
Series A-2 preferred stock	2,545	2,545
Convertible notes payable	470	437
Contingently convertible notes payable (1)	—	—
Contingently convertible SAFE agreements (2)	—	—

Total common stock equivalents	45,702	45,796

(1)
The contingently convertible notes payable was not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion ratio associated with the pricing of a future financing event. Therefore, the contingently convertible notes payable’s conversion ratio, and the resulting number of dilutive shares, is not determinable until the contingency is resolved. However, there is a valuation cap that establishes a conversion ratio floor of $2.00 or $2.40, depending on the investor. As of March 31, 2023 and December 31, 2022, one lender remains holding the contingently convertible note payable (see Note 7). If the contingency were to have been resolved as of each reporting date, the number of antidilutive shares that would have been excluded from dilutive loss per share, when applying this conversion ratio floor, is estimated as 576,000 and 549,000 as of March 31, 2023 and 2022, respectively.

(2)
The contingently convertible SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion ratio associated with the pricing of a future financing event. Therefore, the contingently convertible SAFE’s conversion ratio, and the resulting number of dilutive shares, is not determinable until the contingency is resolved. However, there is a conversion ratio for certain SAFEs containing a floor of $2.00, $2.40 or $3.62, depending on the investor. If the contingency were to have been resolved on those SAFEs as of each reporting date, the number of antidilutive shares that would have been excluded from dilutive loss per share, when applying the respective conversion ratio floor, is estimated as 4.8 million as of both March 31, 2023 and 2022.

Segments
Calidi’s executive management team, as a group, represents the entity’s chief operating decision makers. To date, Calidi’s executive management team has viewed Calidi’s operations as one segment that includes the research, development and commercialization efforts of cell-based platforms to potentiate oncolytic virus therapies. As a result, the financial information disclosed materially represents all of the financial information related to Calidi’s sole operating segment. Substantially all of Calidi’s consolidated operating activities, including its long-lived assets, are located within the U.S. and considering Calidi’s limited revenue operating stage, Calidi currently has no concentration exposure to products or customers.
Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”)
which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale
debt securities. ASU
2016-13
is effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted. On January 1, 2023, Calidi adopted ASU
2016-13
and the standard did not have any impact on its unaudited condensed consolidated financial statements and related disclosures as Calidi carries no such financial instruments.
Recently issued accounting pronouncements not yet adopted
In June 2022, the FASB issued ASU
No. 2022-03,
Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
(“ASU
2022-03”)
which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU
2022-03
is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. For all other entities, it is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2024. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.
In March 2023, the FASB issued ASU
No. 2023-01,
Leases (Topic 842): Common Control Arrangements
(“ASU
2023-01”),
amending certain provisions of ASC 842 that apply to arrangements between related parties under common control. This standard amends the accounting for leasehold improvements in common-control arrangements for all entities. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.
3. Fair Value Measurements
The following table presents Calidi’s assets and liabilities that are measured at fair value on a recurring basis, inclusive of related party components, as of March 31, 2023 and December 31, 2022 (in thousands):

	March 31, 2023 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Restricted cash held in a money market account	$218	$—	$—	$218

Liabilities:
Contingently convertible notes payable, including accrued interest (1)	$—	$—	$1,439	$1,439
Contingently issuable warrants	$—	$—	69	69
SAFEs			31,697	31,697

Total liabilities, at fair value	$—	$—	$33,205	$33,205

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Restricted cash held in a money market account	$218	$—	$—	$218

Liabilities:
Contingently convertible notes payable, including accrued interest (1)	$—	$—	$1,152	$1,152
Contingently issuable warrants	—	—	—	—
SAFEs	—	—	29,190	29,190

Total liabilities, at fair value	$—	$—	$30,342	$30,342

(1)	Elected the fair value option of accounting as discussed in Note 2.

Calidi’s financial instruments consist of cash, prepaid expenses and other current assets, deferred financing fees, accounts payable, accrued expenses, and other current liabilities. The carrying value of these financial instruments is generally considered to approximate their fair values because of the short-term nature of those instruments.
Calidi entered into a legal settlement liability of $1.1 million (see Note 4). In accordance with the Settlement Agreement, the entire then unpaid amount is required to be repaid if Calidi secures at least $10.0 million in equity financing, which Calidi considers to be likely within the short-term (see Note 1). As such, the legal settlement liability is reported within current liabilities of the unaudited condensed consolidated balance sheets and Calidi believes the reported contractual carrying value also represents its approximate fair value.
Calidi issued various debt financial instruments that include a loan payable, term notes payable, convertible notes payable, contingently convertible notes payable, and SAFEs (see Note 7 and 8). For debt instruments that are not recorded at fair value amounting to $6.6 million and $4.3 million as of March 31, 2023 and December 31, 2022, respectively, Calidi believes that the fair value of these debt instrument approximates their carrying value based on the borrowing rates available to Calidi for debt with similar terms. Calidi reports the fair value option debt instrument, including accrued interest, at its fair value as of each reporting date, with changes in the fair value of those instruments included in change in fair value of debt or change in fair value of debt — related party, as applicable, as part of other income and expenses, net, in the unaudited condensed consolidated statements of operations. Calidi has also issued certain other instruments such as the SAFEs which are also accounted for as fair value on a recurring basis further described below.
Contingently Convertible Notes Payable (CCNP)
The estimated fair value of the CCNPs is determined based on the aggregated, probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to maturity and the CCNPs, including accrued interest, thereby mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (referred to as “Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion and without any warrants being issued (referred to as “Scenario 2”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the CCNP is outstanding, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black-Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock.
Term Notes Payable
The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period the instrument is outstanding using risk-adjusted discount rates similar to Scenario 2 in CCNP discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term notes payable, were measured using the Black-Scholes option pricing model and the value allocated among the two freestanding instruments based on the residual method of allocation (see Notes 6 and 7).
Simple Agreements for Future Equity
Calidi entered into certain Simple Agreements for Future Equity instruments (“SAFE”) (see Note 8). The SAFE instruments are recorded as liabilities and are stated at fair value based on Level 3 inputs. The estimated fair value of the SAFE instruments are determined based on the aggregated, probability-weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a change of control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flow.
The following table summarizes the significant unobservable inputs used in the fair value measurement of level 3 instruments as of March 31, 2023 and December 31, 2022:

March 31, 2023
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.5 years
		Probability — Scenario 1	70.0%
		Risk-free rate — Scenario 1	18.1%
		Probability — Scenario 2	30.0%
		Risk-adjusted discount rate — Scenario 2	18.1%
Contingently issuable warrants on contingently convertible notes payable — Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	3.2%
SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.2 – 1.75 years
		Probability — SAFE Scenario 1	70.0%
		Probability — SAFE Scenario 2	20.0%
		Probability — SAFE Scenario 3	10.0%
		Risk-adjusted discount rate — SAFE Scenarios 1 through 3	18.2%, 18.2%, and 17.5%, respectively

December 31, 2022
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.5 years
		Probability — Scenario 1	0.0%
		Risk-free rate — Scenario 1	13.4%
		Probability — Scenario 2	100.0%
		Risk-adjusted discount rate — SAFE Scenario 2	13.4%
Contingently issuable warrants on contingently convertible notes payable — Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	3.2%

December 31, 2022
Instrument	Valuation Technique	Unobservable Input	Input Range
SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.4 – 3 years
		Probability — SAFE Scenario 1	20.0%
		Probability — SAFE Scenario 2	70.0%
		Probability — SAFE Scenario 3	10.0%
		Risk-adjusted discount rate —SAFE Scenarios 1 through 3	13.4%, 13.4%, and 13.1%, respectively
Where possible, Calidi verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, discount rates, yield curves, credit spreads, measures of volatility and correlations of such inputs. Fair value measurements associated with the CCNPs, term notes payable, and SAFEs were determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. Increases or decreases in the fair value of the CCNPs, term notes payable, and the SAFEs can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates, among other assumptions. Based on management’s assessments of the valuations of the FVO debt instruments and SAFEs performed by Calidi’s valuations specialists, none of the changes in the fair value of those instruments were due to changes in Calidi’s own credit risk for the reporting periods presented. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Changes or updates to assumptions could have a material impact on the reported fair value, and the change in fair value, of FVO debt instruments and SAFEs and the results of operations in any given period.
The following table presents the changes in fair value of level 3 valued instruments for the three months ended March 31, 2023 (in thousands):

	Contingently issuable warrants, at fair value	Contingently convertible notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2023	$—	$1,152	$29,190
Proceeds from issuance	—	—	1,350
Change in fair value	69	287	1,157

Balance at March 31, 2023	$69	$1,439	$31,697

As of January 1, 2023, because the Scenario 2 probability of the contingently convertible notes payable was at 100%, as defined above, the corresponding contingently issuable warrants, accordingly, had no fair value as of that date since under that scenario those warrants would not be issuable.

The following table presents the changes in fair value of level 3 valued instruments for the three months ended March 31, 2022 (in thousands):

	Contingently issuable warrants, at fair value	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2022	$60	$1,512	$505	$15,811
Proceeds from issuance	—	—	—	1,150
Issuance of SAFE in lieu of cash for advisory services	—	—	—	75
Extinguishment of term notes payable	—	—	(516)	—
Change in fair value	4	2	11	636

Balance at March 31, 2022	$64	$1,514	$—	$17,672

4. Selected Balance Sheet Components
Deferred financing costs
Prior to the termination of the Edoc proposed merger, the transaction between Calidi and Edoc (as described in Note 1) was treated as a reverse recapitalization and any direct and incremental costs associated with the business combination, including legal and accounting costs were capitalized as deferred financing costs. In the event the business combination is not completed, deferred financing costs are expensed on the termination date.
On August 11, 2022, Calidi terminated the Edoc Merger Agreement and charged off approximately $1.9 million of deferred financing costs included in general and administrative expenses during the year ended December 31, 2022.
The FLAG Merger discussed in Note 1 is expected to be treated as a reverse recapitalization and any direct and incremental costs incurred associated with that business combination, including legal and accounting costs will be capitalized as deferred financing costs included in deposits and other noncurrent assets on the consolidated balance sheets.
On December 27, 2022, Calidi and FLAG entered into a Promissory Note Agreement (the “Promissory Note”) whereby Calidi committed to advancing up to $75,000 in short term funding to FLAG for transaction costs related to the FLAG Merger, and Calidi advanced $37,500 to FLAG on that date, and made the remaining $37,500 advance on January 6, 2023. Any advances made to FLAG under the Promissory Note do not bear any interest and are repayable to Calidi upon the earlier of the completion of the FLAG Merger from the proceeds of the Transactions or the winding up and dissolution of FLAG.
As of March 31, 2023 and December 31, 2022, there were approximately $0.6 million and $0.3 million, respectively, of deferred financing costs, which include the advances made to FLAG above, included in deposits and noncurrent assets.
Legal settlement liability
In July 2020, Calidi’s former executive and
co-founding
shareholder (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, and Calidi’s current CEO and founding shareholder, asserting breach of contract and declaratory relief and breach of contract (and later amended to include a claim for breach of fiduciary duty) and wrongfully terminated the Former

Executive under an employment contract resulting in amounts allegedly owed to the Former Executive. Calidi denied those allegations and filed a cross complaint against the Former Executive for securities fraud, breach of contract, and breach of fiduciary duty.
On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims and agreed to confidentiality, non-disparagement
and other covenants. According to the principal terms of the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including enter into a voting agreement with the majority shareholders. As part of the Settlement Agreement, Calidi also agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month on the same day of each month thereafter until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity financing, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable within 21 days of the equity financing.
As of March 31, 2023 and December 31, 2022, approximately $0.6 million is included in legal settlement liability on the unaudited condensed consolidated balance sheets.
Accrued expenses and other current liabilities
As of March 31, 2023 and December 31, 2022, accrued expenses and other current liabilities were comprised of the following (in thousands):

	March 31, 2023	December 31, 2022
Accrued compensation (1)	$4,273	$4,070
Accrued vendor and other expenses	1,617	1,277

Accrued expenses and other current liabilities	$5,890	$5,347

(1)	Includes deferred compensation for certain executives and deferred board and advisory fees for one director.
See Note 13 for additional commitments.
5. Machinery and Equipment, net
As of March 31, 2023 and December 31, 2022, machinery and equipment, net, was comprised of the following (in thousands):

	March 31, 2023	December 31, 2022
Machinery and equipment	$1,889	$1,518
Accumulated depreciation	(703)	(631)

Machinery and equipment, net	$1,186	$887

Depreciation expense amounted to approximately $93,000 and $52,000 for the three months ended March 31, 2023 and 2022, respectively.
6. Related Party Transactions
Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, SAFEs and common stock. These investments have included various related parties, including from AJC Capital and certain directors as further discussed below.

The following table presents the various significant related party transactions and investments in Calidi for the periods presented (in thousands):

Related Party	Description of investment or transaction	Three Months Ended March 31,
		2023	2022
AJC Capital, Director A, B, and a manager	Convertible notes payable, including accrued interest (1)	$822	$765
AJC Capital	Line of credit – as guarantor (2)	—	—
AJC Capital, Director A, E and executive officer’s family office	Term notes payable, net of discount, including accrued interest (3)	3,553	991
AJC Capital	Business loan payable – as guarantor (4)	—	10
AJC Capital, Directors A, D, E, F, an officer, and a manager	Simple agreements for future equity (SAFE), at fair value (5)	4,746	1,444
AJC Capital, Director D	Accounts payable and accrued expenses (6)	170	157
Directors C	Contingently convertible notes payable, including accrued interest, at fair value (7)	1,508	1,578
Former Executive	Legal settlement liability (8)	580	820
Director D	President and Chief Operating Officer (9)	100	300
Director A	Advisory services included in accrued expenses (10)	110	—
AJC Capital	Lease guaranty (11)	154	—

(1)	See Note 7 for full disclosures on debt, including the convertible notes and related extensions of scheduled maturity dates.
(2)
In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital (see Note 9). See Note 7 for full disclosures around the LOC which remained outstanding as of March 31, 2023 and December 31, 2022.

(3)
Term notes payable, net of discount, including accrued interest, of $511,000 issued to AJC Capital in May 2020 with 900,000 warrants to purchase common stock and stated interest rates (see Notes 7 and 9). Term notes payable in principal amount of $556,000, including accrued interest issued in March 2021 to Director A with 1,000,000 warrants to purchase common stock and stated interest rates (see Notes 7 and 9). In December 2022 and during the three months ended March 31, 2023, Calidi issued various term notes in the aggregate principal amount of $2.6 million to AJC Capital, Directors A, E, and an executive’s officer’s family office (see Notes 7 and 9). All of the above term notes payable, as applicable, remained outstanding as of March 31, 2023 and December 31, 2022.

(4)	Principal balance on a business loan payable by Calidi to a bank for which AJC Capital was a guarantor to the bank for the loan (see Note 7).
(5)	See Note 8 for full disclosures around the SAFE instruments.
(6)
Amounts owed to AJC Capital for primarily rent expense for temporary use of personal house for company office space in 2020; in addition, amounts owed to Director D for certain consulting expenses, included in accounts payable and accrued expenses as of March 31, 2023 and December 31, 2022.

(7)
See Note 7 for full disclosures around contingently convertible notes payable, including accrued interest, accounted for using the fair value option. Director C is a partner in a partnership agreement with the Calidi investor who holds the contingently convertible notes issued by Calidi which may deem Director C’s partnership to be the beneficial owner of this contingently convertible note as of March 31, 2023 and December 31, 2022.

(8)	See Note 4 for full disclosure of a settlement liability recorded with a Co-Founder and Former Executive of Calidi.
(9)
On February 1, 2022, Calidi appointed a current board member (Director D referenced above), George K. Ng, as President and Chief Operating Officer of Calidi under an Employment Agreement (the “Ng Agreement”). Under the Ng Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, payable in three equal monthly installments beginning in May 2022, a grant of options to purchase 500,000 shares of Calidi common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share as determined by the Board of Directors and acceleration of vesting of certain, previously granted stock options under the 2019 Plan (see Note 10). Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the Board of Directors, and standard change in control and severance benefits. As of March 31, 2023 and December 31, 2022, Calidi owed the remaining $100,000 to Mr. Ng for the signing bonus included in related party accrued expenses and other current liabilities. See Note 14 for discussion of Mr. Ng’s termination of employment effective June 23, 2023.

(10)
On April 1, 2022, Calidi entered into an Advisory Agreement with Scott Leftwich (Director A referenced above), for providing certain strategic and advisory services. Director A will receive an advisory fee of $9,166 per month not to exceed $120,000 per annum, accrued and payable upon Calidi raising $10 million or more in equity proceeds, as defined in the Advisory Agreement.

(11)
In October 2022, in order for Calidi to secure and execute the San Diego Lease discussed in Note 13, Mr. Allan Camaisa provided a personal Guaranty of Lease of (the “Guaranty”) up to $900,000 to the lessor for Calidi’s future performance under the San Diego Lease agreement. As consideration for the Guaranty, Calidi agreed to pay Mr. Camaisa 10% of the Guaranty amount for the first year of the San Diego Lease, and 5% per annum of the Guaranty amount thereafter through the life of the lease, with all amounts accrued and payable at the termination of the San Diego Lease or release of Mr. Camaisa from the Guaranty by the lessor, whichever occurs first. The amount shown in the table above, represents the present value, including accreted interest as of the period shown, of the aggregate $225,000 payment due to Mr. Camaisa upon the release or termination of the Guaranty, which is included in noncurrent operating lease right-of-use
liability.

See Note 4 for the Promissory Note agreement between FLAG and Calidi.
7. Debt
Calidi’s outstanding debt obligations as of March 31, 2023 and December 31, 2022, including related party components, are as follows (in thousands):

	March 31, 2023
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest		Net Carrying Value
Convertible notes payable	$765	$—	$—	$57		$822
Contingently convertible notes payable, including accrued interest, at fair value	1,000	508	—		(a)	1,508
Term notes payable	4,850	—	(277)	230		4,803
Loans payable	1,000	—	—	—		1,000

Total debt	$7,615	$508	$(277)	$287		$8,133

Less: current portion of long-term debt						(8,133)

Long-term debt, net of current portion						$—

	December 31, 2022
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest		Net Carrying Value
Convertible notes payable	$765	$—	$—	$39		$804
Contingently convertible notes payable, including accrued interest, at fair value	1,000	152	—		(a)	1,152
Term notes payable	2,500	—	(138)	107		2,469
Loans payable	1,000	—	—	—		1,000

Total debt	$5,265	$152	$(138)	$146		$5,425

Less: current portion of long-term debt						(5,425)

Long-term debt, net of current portion						$—

(a)
Accrued interest is included in fair value measurements for contingently convertible notes payable, at fair value, for the periods presented. See further disclosures under the fair value option of accounting in Note 2, Note 3, Note 7, and applicable sections below.

Scheduled maturities of outstanding debt, net of discounts are as follows (in thousands):

Year Ending December 31:
2023 (April — December)	$5,322
2024	2,350
Plus: fair value measurement adjustments	508
Plus: accrued interest	230
Less: Discount	(277)

Total debt	$8,133

The following discussion includes a description of Calidi’s outstanding debt as of March 31, 2023 and December 31, 2022. The weighted average interest rate related to Calidi’s outstanding debt not accounted for under the fair value option was 9.4% and 8.7% as of March 31, 2023 and December 31, 2022, respectively. Interest expense related to Calidi’s outstanding debt not accounted for under the fair value option totaled approximately $207,000 and $8,000 for the three months ended March 31, 2023 and 2022, respectively, which is reported within other income and expense, net, in the unaudited condensed consolidated statements of operations. Interest expense includes interest on outstanding borrowings and the amortization of discounts associated with debt issuance costs or from the allocation of proceeds to freestanding common stock or warrants as part of the relevant financing transactions. Interest expense related to debt instruments that are accounted for under the fair value option is presented within the single line of change in fair value of debt or change in fair value of debt — related party, as applicable, in the unaudited condensed consolidated statements of operations.
Convertible Notes Payable
2018 Convertible Notes
Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties (see Note 6), with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of four shares of common stock per $1.00 of principal loaned. The value allocated to common stock was determined based on a relative fair value basis resulting in approximately $1.0 million of debt discount to be recognized as interest expense using the effective interest method over the term of the 2018 Convertible Notes. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount and accrued interest, if any, into Series
A-2
Convertible Preferred Stock at a conversion price of $1.75.

In March 2022, one of the related party investors provided notice and converted $450,000 of the 2018 Convertible Notes to into 257,143 shares of Series
A-2
convertible preferred stock (see Note 9). The contractual conversion was recorded at carrying value and resulted in no gain or loss in the unaudited condensed consolidated statements of operations.
In July 2022, the maturity date for the remaining $765,000 of principal amount of the 2018 Convertible Notes was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2018 Convertible Notes accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the unaudited condensed consolidated statement of operations. Calidi was in compliance with applicable debt covenants as of March 31, 2023.
Contingently Convertible Notes Payable, at fair value
2019 Contingently Convertible Notes, at fair value
In 2019, Calidi issued $2.3 million of contingently convertible promissory notes (the “2019 Contingently Convertible Notes” or “2019 CCNPs”) to certain investors, including to related parties (see Note 6), with original maturity dates of 28 to 31 months from the dates of issuance. The 2019 CCNPs accrue interest at 5% per annum, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may elect to prepay principal and accrued interest at any time. Upon a next equity financing of at least $8.0 million, the principal and accrued interest will automatically convert into the type of stock issued in the financing at the lower price of a per share conversion price equal to: (i) 80% of the per share price paid by investors in the financing; or (ii) 80% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of the amendment, or $2.40 per share (“valuation cap”). In addition, upon a next equity financing, the investors will be issued a warrant equal to 30% of principal at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued.
Calidi has elected to measure the 2019 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and, as a result, Calidi records any changes in fair value within change in fair value of debt on the consolidated statements of operations. Calidi has elected to also include the component related to accrued interest within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 3 for further details.
Prior to 2022, Calidi repaid certain investors and related party contingently convertible note holders the entire principal balance of $150,000 and an investor elected to convert principal and accrued stated interest balance of $213,300 into shares of common stock.
Prior to 2022, the $2.0 million of then outstanding unpaid principal balances of the 2019 CCNPs plus accrued interest were exchanged for an equivalent amount of SAFE agreements as described in Note 8. All 2019 CCNP agreements were exchanged into the SAFE agreements, which included the cancellation of applicable contingently issuable warrants upon the exchange to the SAFE agreements (see Note 8).
2020 Contingently Convertible Notes, at fair value
In 2019 and 2020, Calidi issued $4.0 million in convertible promissory notes to two investors that mature in January 2023 (the “2020 Contingently Convertible Notes” or “2020 CCNPs”). The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders. Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holder, at their sole election, may exercise the conversion option into the type of stock issued in the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00 (“valuation cap”). In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued.
Upon a change of control, the investor will have the option to receive a cash payment equal the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such change of control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal to the principal and accrued interest.
Calidi has elected to measure the 2020 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and records all changes in fair value included in change in fair value of debt and change in fair value of debt — related party, on the unaudited condensed consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 3 for a full discussion of the valuation methodologies and other details related to the 2020 CCNPs.
In September 2021, $3.0 million unpaid principal balance for one of the 2020 CCNPs plus accrued interest was exchanged for an equivalent amount of a SAFE agreement, which included the cancellation of the applicable contingently issuable warrants upon the exchange into the SAFE (see Note 8).
In September 2022, the maturity date of the 2020 CCNPs was extended to September 23, 2023. The amended 2020 CCNPs will continue to accrue interest at 5% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the unaudited condensed consolidated statement of operations for the three months ended March 31, 2023. As of March 31, 2023 and December 31, 2022, the remaining $1.0 million in unpaid principal remained outstanding for the amended 2020 CCNPs with one investor that is also a related party (see Note 6).
Calidi was in compliance with applicable debt covenants related to the amended 2020 CCNPs as of March 31, 2023.
Term Notes Payable
2023 Term Note Payable
From January through March 2023, Calidi issued $2,350,000 of secured term notes payable (the “2023 Term Notes”) to investors, including to related parties (see Note 6). The 2023 Term Loans bear simple interest of 24% per annum, of which 14% is payable in cash at maturity and the remaining 10% of the principal amount invested was paid in shares of Calidi common stock, valued at $3.86 and $2.96 per share, as applicable. Upon issuance of the common stock related to the 2023 Term Notes, Calidi recorded as debt discount of $213,000, which is being amortized using the effective interest method over the term of the debt. The 2023 Term Notes mature on the earliest of the following: (i) one year from execution of the respective 2023 Term Notes, or (ii) the date Calidi receives gross proceeds from a single transaction wherein the Company receives $20 million or more for the purchase of its common or preferred stock.

The 2023 Term Notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of March 31, 2023, the interest rate of the 2023 Term Notes was 14% per annum and the total carrying value, including accrued interest and net of debt discount, was $2.2 million.
Calidi was in compliance with applicable debt covenants related to the 2023 Term Notes as of March 31, 2023.
2022 Term Note Payable
In November and December 2022, Calidi issued $1,500,000 of secured term notes payable (the “2022 Term Notes”) to investors, including to related parties (see Note 6). The 2022 Term Loans bear simple interest of 24% per annum, of which 14% is payable in cash at maturity and the remaining 10% of the principal amount invested was paid in shares of Calidi common stock, valued at $3.86 per share. Upon issuance of the common stock related to the 2022 Term Notes, Calidi recorded as debt discount of $150,000, which is being amortized using the effective interest method over the term of the debt. The 2022 Term Notes mature on the earliest of the following: (i) one year from execution of the respective 2022 Term Notes, or (ii) the date Calidi receives gross proceeds from a single transaction wherein the Company receives $20 million or more for the purchase of its common or preferred stock.
The 2022 Term Notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of March 31, 2023, the interest rate of the 2022 Term Notes was 14% and the total carrying value, including accrued interest and net of debt discount, was $1.5 million.
Calidi was in compliance with applicable debt covenants related to the 2022 Term Notes as of March 31, 2023.
2021 Term Note Payable
In January 2021, Calidi entered into a note agreement with a related party investor and director to borrow up to $500,000 (“2021 Term Note”). In March 2021, Calidi issued the full amount of the 2021 Term Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi common stock at an exercise price of $1.00 per share (see Note 9). The 2021 Term Note bears interest at a rate equal to variable
30-day
LIBOR plus 3%, subject to floor of 2% and matures on the earliest of the following: (i) one year from execution of the 2021 Term Note, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreement.
Upon original issuance, Calidi elected to measure the 2021 Term Note, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 3 for a full discussion of the valuation methodologies and other details related to the 2021 Term Note.
In March 2022, upon the scheduled maturity of the outstanding 2021 Term Note, the holder and Calidi agreed to extend the maturity date for the 2021 Term Note to the earlier of i) March 31, 2023 or ii) Calidi’s completion of a qualified financing of $5 million or more. All other terms and conditions remained substantially unchanged. The debt amendments occurred at the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date. As the fair values of the amended term note approximated the original term, no gain or loss was recorded in the unaudited condensed consolidated statement of operations for the three months ended March 31, 2022.

The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement.
In July 2022, the maturity date of the 2021 Term Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2021 Term Note will accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the unaudited condensed consolidated statement of operations. As of March 31, 2023 and December 31, 2022, the interest rate of the 2021 Term Notes was 10% for both periods and the total carrying value, including accrued interest was approximately $556,000 and $544,000, respectively.
Calidi was in compliance with applicable debt covenants related to the 2021 Term Note as of March 31, 2023.
2020 Term Notes Payable
In 2020, Calidi issued $600,000 of secured term notes payable (the “2020 Term Notes”) to investors, including to related parties (see Note 6). Calidi also issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (see Note 9). The investors of the $450,000 portion of the 2020 Term Notes receive interest at a rate equal to variable
30-day
LIBOR plus 3%, subject to floor of 2% and two warrants to purchase shares of Calidi common stock for each dollar of principal invested, while the investors of the remaining $150,000, in lieu of a stated interest rate, received one warrant to purchase shares of Calidi common stock for each dollar of principal invested. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreements. In April 2020, Calidi repaid the principal for one lender within the 2020 Term Notes totaling $100,000 which did not have a stated interest rate.
Upon original issuance, Calidi elected to measure the 2020 Term Notes, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt and change in fair value of debt — related party on the unaudited condensed consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 3 for a full discussion of the valuation methodologies and other details related to the 2020 Term Notes.
In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all other terms and conditions remained substantially unchanged. The extension fee resulted in the issuance of 50,000 shares of common stock with a fair value of $35,500. The debt amendments were at the stated maturity and resulted in the application of extinguishment accounting in accordance with
ASC 470-50.
Calidi recorded a loss on debt extinguishment of $35,500 in the consolidated statements of operations based on the difference between the fair value of the amended term notes of approximately $515,000, the fair value of common stock issued of $35,500 and the carrying amount of the original term notes of $515,000. Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date.
The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under

ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement.
In July 2022, the maturity date of the 2020 Term Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2020 Term Note will accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the unaudited condensed consolidated statement of operations. As of March 31, 2023 and December 31, 2022, the interest rate of the 2020 Term Notes was 10% for both periods and the total carrying value, including accrued interest was $565,000 and $550,000, respectively.
Calidi was in compliance with applicable debt covenants related to the 2020 Term Notes as of March 31, 2023.
Loans Payable
2020 Business Loan
In 2020, Calidi entered into a Business Loan and Security Agreement with a lender (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in installments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by its largest shareholder and CEO, who was an assigned guarantor (see Note 6). In April 2022, the 2020 Business Loan was paid off in full.
2020 Line of Credit
In 2020, Calidi opened a line of credit with a third-party bank for a borrowing capacity of up to $1.0 million (“2020 Line of Credit” or “LOC”). All principal amounts borrowed on the 2020 Line of Credit, including any accrued paid unpaid interest, was to mature on October 26, 2021, and any amounts borrowed may be repaid by Calidi without penalty at any time before maturity. In 2021, Calidi borrowed the full $1.0 million that was available under its 2020 Line of Credit which remained outstanding as of March 31, 2023 and December 31, 2022. The amounts borrowed bear interest at a rate of 1.6% per annum applied to the outstanding principal balance multiplied by the actual number of days the principal balance is outstanding, such interest payments are due monthly. As of March 31, 2023, Calidi was in compliance with applicable covenants of the 2020 Line of Credit.
As a condition of approval of the 2020 Line of Credit, the bank required collateral to be provided by AJC Capital to the bank held in the name of AJC Capital. As consideration for the AJC Capital collateral provided to the bank, Calidi issued to the shareholder warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (see Notes 4 and 6).
In October 2021, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 29, 2022, with substantially the same terms and condition. Calidi performed a borrowing-capacity analysis in accordance with
ASC 470-50
and determined that the borrowing capacity of the amended LOC exceeds the borrowing capacity under the original LOC. There were no unamortized costs or new lender fees relating to the renewal and, therefore, the entire $1.0 million principal balance was carried forward as of the renewal date and remains outstanding as of March 31, 2023.

In October 2022, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 26, 2023. The interest rate was increased to a fixed rate of 2.5% per annum based on current market conditions. All other terms and conditions remained substantially unchanged.
8. Simple Agreement for Future Equity
2023 SAFEs
From January through March 2023, Calidi entered into SAFE agreements with various investors to raise aggregate proceeds of approximately $1.4 million (“2023 SAFEs”). The 2023 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2023 SAFEs will automatically convert into the type of stock issued in the financing at a defined conversion price, generally equal to the number of shares resulting from the purchase amount of the SAFE divided by a discount ranging from 70% to 80% of the per share price paid by investors in the financing. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2023 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.
2022 SAFEs
From January 2022 through December 31, 2022, Calidi entered into SAFE agreements with various investors to raise aggregate proceeds of approximately $10.8 million (“2022 SAFEs”) of which approximately $0.2 million was provided in advisory services in lieu of cash. The 2022 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2022 SAFEs will automatically convert into the type of stock issued in the financing at a defined conversion price, generally equal to the number of shares resulting from the purchase amount of the SAFE divided by a discount ranging from 70% to 80% of the per share price paid by investors in the financing. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2022 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.
2021 SAFEs
From March 2021 through the year ended December 31, 2021, Calidi entered into SAFE agreements with various investors and related parties to raise aggregate proceeds of $7.9 million (“2021 SAFEs”). The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at the greater number of shares resulting from, i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or ii) the purchase amount of the SAFE divided by $3.62 per share. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.
In June 2021, Calidi amended certain outstanding 2021 SAFEs to align the conversion prices with those above. The amendments were determined to be a substantial change in the original instrument and resulted in the application of extinguishment accounting. Although the 2021 SAFE amendments were determined to contain a substantial change from the original instrument and resulted in the application of extinguishment accounting, because of the valuation technique used described in Note 3, the derived fair values were not impacted by the amendment, resulting in no gain or loss on extinguishment.
Exchange of CCNPs to SAFEs (“CCNP Conversions”)
As described in Note 7, from August 2021 through December 2021, of the $6.0 million aggregate in principal amount outstanding, which had previously been purchased by investors in the 2020 and 2019 CCNPs, $5.5 million in principal and accrued interest were exchanged for SAFE instruments similar in terms and conditions to the 2021 SAFE instruments described above, except for the valuation caps, which were retained in the conversion as per the issuance terms of the 2020 and 2019 CCNPs. This exchange is collectively referred to as the “CCNP conversions”. Upon completion of the CCNP conversions, the 2020 and 2019 CCNPs were terminated and canceled, including any rights to contingent warrants, which were also canceled without future rights to any warrants and resulted in the application of extinguishment accounting of the 2020 and 2019 CCNPs.
Calidi recorded a loss on debt extinguishment of approximately $0.7 million based on the difference between the fair value of $6.2 million of the newly issued SAFEs in the CCNP conversions and the carrying amount of $5.5 million of the 2020 and 2019 CCNPs at the conversion date. Due to the fair value election of the 2020 and 2019 CCNPs, the carrying value equals the fair value at the extinguishment date.
As of March 31, 2023 and December 31, 2022, one related party investor holds the remaining $1.0 million in principal amount of the 2020 CCNPs has elected not to convert to a SAFE instrument. The one related party still retains the 2020 CCNP instrument, including contingently issuable warrants and accrued interest, as per the original terms, which has an amended scheduled maturity in September 2023 (see Notes 6 and 7). There can be no assurance that the remaining investor will convert to a SAFE instrument prior to the maturity of the 2020 CCNP.
All of the issued SAFEs represent obligations that Calidi must settle by issuing a variable number of equity shares based on a fixed monetary value at the inception of the SAFE based on the amount invested. Therefore, the SAFEs are classified as mark-to-market
liabilities pursuant to ASC 480 in current liabilities because of the anticipated settlement or conversion of the SAFEs based on Calidi’s expectation of a completion of a qualified financing in the next twelve months. Calidi records the changes in fair value of all SAFEs each reporting period in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the
Fair value measurements
section and Note 3 for a full discussion of the valuation methodologies and other details related to SAFE instruments.
9. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit
Convertible Preferred Stock
Pursuant to the Second Amended and Restated Articles of Incorporation filed on February 10, 2022 (“the Second Amended Articles”), Calidi is authorized to issue a total of 40,000,000 shares of preferred stock, par value $0.0001 per share.
The authorized, issued and outstanding shares and other information related to Calidi’s Convertible Preferred Stock is presented below as follows (in thousands, except share amounts):

	March 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000	10,402,285	$2,080	$1,354
Series A-1	5,000,000	4,316,400	4,316	3,871
Series A-2	4,000,000	2,544,883	4,454	4,376

	19,500,000	17,263,568	$10,850	$9,601

	December 31, 2022
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000	10,402,285	$2,080	$1,354
Series A-1	5,000,000	4,316,400	4,316	3,871
Series A-2	4,000,000	2,544,883	4,454	4,376

	19,500,000	17,263,568	$10,850	$9,601

Dividends
There is no stated per annum dividend rate within the Convertible Preferred Stock agreements. When or if a dividend is declared by the board of directors, the holders of the outstanding shares of Convertible Preferred Stock are entitled to first receive a dividend at least equal to the dividend payable on common stock as if all Convertible Preferred Stock had been converted to common stock. Since inception and through the date of this Report, no cash dividends have been declared or accrued.
Liquidation preferences
In the event of any liquidation or deemed liquidation event such as dissolution, winding up, or loss of control, either voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to the Convertible Preferred Stock original issue price plus any declared and unpaid dividend or such amount per share were the Convertible Preferred Stock be converted into common stock. Liquidation payments to the holders of Convertible Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The liquidation preferences as of March 31, 2023 and December 31, 2022 are reported above.
Voting rights
The holder of each share of Convertible Preferred Stock is entitled to one vote for each share of common stock into which it would convert.
At any time when at least 25% of the initially issued shares of the Founders convertible preferred stock remain outstanding, approval of a majority of the Founders convertible preferred stock is required for certain matters, as defined in the Amended Articles, such as (a) amending Calidi’s Certificate of Incorporation which alter the terms of the Founders convertible preferred stock in an adverse manner, (b) an increase or decrease the authorized numbers of shares of any stock, (c) the authorization or creation any new class of stock that are senior to the existing Convertible Preferred Stock, (d) the redemption or repurchase of any shares of stock, (e) the declaration or payment any dividend or otherwise make a distribution to shareholders, (f) the increase or decrease the number of directors of Calidi, or (g) the consent, agree or commit to a liquidation or deemed liquidation event.
Conversion
The shares of Convertible Preferred Stock are convertible into one share of common stock at any time, at the option of the holder, subject to certain antidilutive adjustments, including stock splits, combinations, common stock dividends and distributions, reclassification, recapitalization, merger, and consolidation. The conversion ratio is equal the original issuance price of the respective preferred shares which is $0.20 for Founders convertible preferred stock, $1.00 for Series
A-1
convertible preferred stock and $1.75 for Series
A-2
convertible preferred stock.

All of the Convertible Preferred Stock shares would automatically convert into the number of shares of common stock determined in accordance with the conversion rate upon any of the following: (a) by vote or written consent of a majority of the holders of the outstanding Convertible Preferred Stock or (b) upon the closing of an initial public offering.
Calidi evaluated whether the Convertible Preferred Stocks embedded optional and automatic conversion features represented a BCF in accordance with ASC
470-20
and determined that the optional conversion features were not beneficial to the holder at the time of the Convertible Preferred Stocks respective original issuance dates. In addition, the automatic conversion features which are contingent upon on the occurrence of a future event resulted in contingent BCFs at the Convertible Preferred Stock issuance dates, however, in accordance with ASC
470-20,
a contingent BCF is not recognized until the contingency is resolved. See Note 2 regarding the impact of adoption of ASU
2020-06
on January 1, 2021.
Common Stock
Pursuant to the Second Amended Articles, Calidi is authorized to issue 120,000,000 shares of common stock, par value $0.0001 per share, of which 21,068,689 and 20,622,204 shares were issued and outstanding as of March 31, 2023 and December 31, 2022, respectively. Since inception to date, no dividends have been declared or paid. Issuance costs related to common stock issuances during all periods presented were immaterial.
During the three months ended March 31, 2023, Calidi issued 375,001 shares of common stock from exercises of stock options (see Note 10), and 73,484 shares of common stock in lieu of cash interest in conjunction with certain term note agreements (see Note 7). During the three months ended March 31, 2022, Calidi issued 263,646 shares of common stock from exercises of stock options (see Note 10) and 131,000 shares of common stock related for certain services in lieu of cash.
As of March 31, 2023, common stock reserved for future issuance consisted of the following:

Conversion of convertible preferred stock	17,263,568
Common stock warrants outstanding	4,050,000
Conversion of convertible notes payable	469,958
Common stock options issued and outstanding	23,919,103
Shares available for future issuance under the 2019 Equity Incentive Plan	842,251

46,544,880

Warrants
2021 Term Note Warrants
In connection with the 2021 Term Notes Payable financings discussed in Note 7, Calidi issued warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share (“2021 Term Note Warrants”). The 2021 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2021 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 5. Accordingly, Calidi allocated the proceeds from the 2021 Term Notes Payable to the associated 2021 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $22,000 of residual value being allocated to the 2021 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.

2020 Term Note Warrants
In connection with the 2020 Term Notes Payable financings discussed in Note 7, Calidi issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (“2020 Term Note Warrants”). The 2020 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The 2020 Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2020 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 7. Accordingly, Calidi allocated the proceeds from the 2020 Term Notes Payable to the associated 2020 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $63,000 of residual value being allocated to the 2020 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.
2020 LOC Warrants
In connection with the 2020 Line of Credit discussed in Note 7, Calidi issued warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (“2020 LOC Warrants”). The 2020 LOC Warrants have a termination provision and are equity classified similar to the provisions of 2020 Term Note Warrants. At the time of issuance, the fair value of the 2020 LOC Warrants was estimated to be $634,000 and recorded as a deferred financing fee with a corresponding increase to additional paid in capital. This amount was included within deferred financing fees and other noncurrent assets on the unaudited condensed consolidated balance sheet and is being amortized to interest expense in the unaudited condensed consolidated statements of operations over the term of the 2020 Line of Credit (see Note 7).
The estimated fair value of the 2020 LOC Warrants was determined using the Black-Scholes option pricing model which, among other factors, utilized key inputs such as the share price of the underlying common stock at the valuation date, the exercise price, the expected life of the 2020 LOC Warrants, which were estimated to be the at the future liquidity event that would result in the termination of the warrant, risk-free interest rates, expected dividends and expected volatility commensurate with the expected life. The determination of the 2020 LOC Warrants fair values is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its 2020 LOC Warrants fair values and the resulting financial statement impacts from those values may have been significantly different.
There were no warrants issued during the three months ended March 31, 2023. As of March 31, 2023 and December 31, 2022, there was an aggregate of 4,050,000 warrants issued and outstanding with a weighted average exercise price of $1.00 per share and weighted average remaining contractual life (in years) of 7.62 and 7.87, respectively.
The following table summarizes Calidi’s aggregate warrant activity for the three months ended March 31, 2023.

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2023	4,050,000	$1.00	7.87
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—

Outstanding at March 31, 2023	4,050,000	$1.00	7.62

10. Stock-Based Compensation
Equity Incentive Plans
Prior to January 1, 2019, Calidi had adopted the 2016 Stock Option Plan (the “2016 Plan”) under which Calidi was authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, Calidi reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the 2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, Calidi terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards.
The 2019 Plan reserved the right for the Board of Directors as the administrator of the plans (the “Administrator”) to issue up to up to 25,500,000, as amended in May 2022, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents award, a stock payment award, restricted stock units (“RSUs”) or stock appreciation rights (“SARs”), (collectively “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to Calidi employees, directors, and consultants. To date, however, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Options remain as the sole outstanding type of award under both Plans.
Awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.
No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.
Stock Options
Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or
“non-qualified”
stock options that do not qualify incentive stock options. Incentive stock options may be granted only to Calidi employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of Calidi common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of Calidi stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a
Non-Qualified
Stock Option.
The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.
Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option. Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan.
Option awards activity
A summary of the 2019 Plan option activity and related information follows (in thousands except weighted average exercise price):

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2023	1,222	23,914	$1.11	$4,840

Option plan increase	—	—	$—	—
Options granted	(556)	556	$2.96	—
Options exercised	—	(375)	$0.48	—
Options forfeited or cancelled	176	(176)	$1.01	—

Balance at March 31, 2023	842	23,919	$1.04	$4.748

Exercisable at March 31, 2023		17,813	$0.70	$4,652

Additional information regarding Calidi’s outstanding stock options is summarized below:

	Options Outstanding at March 31, 2023
Exercise Prices	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.20 – 0.25	9,799	3.91	$0.25
$0.75 – 1.00	8,784	7.19	$0.95
$1.01 – 1.67	1,328	8.50	$1.67
$2.96	4,008	9.21	$2.96

$0.20 – 2.96	23,919	7.38	$1.04

Calidi recorded stock-based compensation expense in the following categories on the accompanying consolidated statements of operations for the periods presented (in thousands):

	Three Months Ended March 31,
	2023	2022
Research and development	$330	$69
General and administrative	1,104	1,397

Total stock-based compensation expense	$1,434	$1,466

On January 18, 2023, the Board approved a repricing of approximately 3.5 million stock options previously granted at an exercise price of $3.86 per share to the current fair value of $2.96 per share pursuant to an updated valuation report. Three months ended March 31, 2023 includes a noncash compensation charge of approximately $0.1 million in connection with this repricing. Three months ended March 31, 2022 includes a noncash compensation charge of approximately $0.7 million for certain stock options that were accelerated as to vesting in connection with employment agreements entered into or amended with certain executives. The stock option repricing and the acceleration of vesting were accounted for as a modification under ASC 718.

As of March 31, 2023, the total unamortized stock-based compensation expense related to stock options was approximately $10.4 million expected to be amortized over an estimated weighted average life of 2.6 years. The weighted-average estimated fair value of stock options with service-conditions granted during the three months ended March 31, 2023 and 2022 was $2.23 and $2.84 per share, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three Months Ended March 31,
	2023	2022
Expected life (in years)	5.88	6.02
Risk-free interest rates	3.76%	2.38%
Volatility	89.8%	88.0%
Dividend yield	0.0%	0.0%
The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its stock-based compensation expense and net loss for the three months ended March 31, 2023 and 2022 may have been significantly different.
Calidi does not recognize deferred income taxes for incentive stock option compensation expense and records a tax deduction only when a disqualified disposition has occurred.
11. Customer Contracts
On June 22, 2021, Calidi entered into a research collaboration agreement (the “Research Collaboration Agreement” or “Agreement No. 1”) with a customer (the “Customer”), to perform certain tests on three different grade stem cell lines with the purpose of exploring the in-vitro
feasibility amplification potential of the Customer’s own oncolytic adenovirus in development. In consideration for Calidi’s services, the Customer paid Calidi a one-time
upfront payment of $44,000 for those services.
On October 4, 2021, Calidi and the Customer entered into Amendment No. 1 of the Research Collaboration Agreement (“Amendment No. 1”) whereby Calidi agreed to perform certain in-vivo
therapeutic efficacy tests of the Customer’s oncolytic adenovirus, as defined in Amendment No. 1. In consideration for Calidi’s services, the Customer agreed to pay $450,000, of which $225,000 was paid within ten days of the execution of Amendment No. 1 and the remaining $225,000 was paid within ten days of Calidi’s submission of a final report to the Customer, which was delivered and paid in January 2022.
Calidi analyzed Agreement No. 1 and Amendment No. 1 in accordance with ASC 808 and ASC 606 and concluded that the agreements represent customer relationship contracts measured under the scope of ASC 606 and accounted for Amendment No. 1 as a contract modification that qualified as a separate contract measured under the requirements of ASC 606.
The services under Agreement No. 1 required Calidi to deliver a cytotoxicity profile of the stem cell lines and the viral amplification data to the Customer, which represented one combined performance obligation. In consideration for Calidi’s services, the Customer paid Calidi a one-time
upfront payment of $44,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.
The services under Amendment No.1 required Calidi to deliver a final report consisting of the results of certain in-vivo
therapeutic efficacy tests of the Customer’s oncolytic adenovirus, which also represented one performance obligation. Calidi recognizes revenue on its single performance obligation over the period during which the services are being performed for the Customer, which is the generation of data provided to the Customer as the work progressed on multiple in-vivo
therapeutic efficacy tests for the Customer’s own oncolytic adenovirus. In consideration for Calidi’s services, the Customer agreed to pay Calidi a total of $450,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.

Revenue related to the performance obligations was recognized over time as the services were performed, based on Calidi’s progress to satisfy the performance obligations. As of December 31, 2022, the contractual asset was offset by the scheduled billing and collection of the remaining $225,000 under Amendment No. 1. Accordingly, for the year ended December 31, 2022, the project under Amendment No. 1 was completed and Calidi recognized the remaining $45,000 of service revenues in that period.
12. Income Taxes
The provision for income taxes for interim periods is determined using an estimated annual effective tax rate in accordance with ASC
740-270,
 Income Taxes, Interim Reporting
. The effective tax rate may be subject to fluctuations during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as valuation allowances against deferred tax assets, the recognition or de-recognition
of tax benefits related to uncertain tax positions, if any, and changes in or the interpretation of tax laws in jurisdictions where Calidi conducts business.
For the three months ended March 31, 2023 and 2022, Calidi did not record any federal or state income tax provision or benefit due to net losses incurred for all periods presented. Calidi’s net deferred tax assets generated mainly from net operating losses are fully offset by a valuation allowance as Calidi believes it is not more likely than not that the benefit will be realized. StemVac’s income tax provision in Germany for all periods presented was insignificant.
13. Commitments and Contingencies
Operating and financing leases
On October 10, 2022, Calidi entered into an Office Lease Agreement (the “San Diego Lease”) of a building containing 15,197 square feet of rentable space located in San Diego, California (the “Premises”) that will serve as Calidi’s new principal executive and administrative offices and laboratory facility. Calidi completed constructing tenant improvements at the Premises on February 27, 2023 and moved into the Premises by end of March 2023.
To secure and execute the San Diego Lease, Mr. Allan Camaisa provided a personal Guaranty of Lease of up to $900,000 (the “Guaranty”) to the lessor for Calidi’s future performance under the San Diego Lease agreement. As consideration for the Guaranty, Calidi agreed to pay Mr. Camaisa 10% of the Guaranty amount for the first year of the San Diego Lease, and 5% per annum of the Guaranty amount thereafter through the life of the lease, with all amounts accrued and payable at the termination of the San Diego Lease or release of Mr. Camaisa from the Guaranty by the lessor, whichever occurs first (see Note 6).
The San Diego Lease has an initial term of 48 calendar months, from the first day of the first full month following which the “Commencement Date” occurs (the “Term”), which was March 1, 2023.
Beginning on the Commencement Date, Calidi pays base monthly rent in the amount of $107,899 during the first 12 months of the Term, plus a management fee equal to 3.0% of base rent. Base monthly rent will increase annually, over the base monthly rent then in effect, by 3.0%.
In addition to base monthly rent and management fees, Calidi will pay in monthly installments its share of (a) all costs and expenses, other than certain excluded expenses, incurred by the lessor in each calendar year in connection with operating, maintaining, repairing (including replacements if repairs are not feasible or would not be effective) and managing the Premises and the building in which the Premises are located (“Expenses”), and (b) all real estate taxes and assessments on the Premises and the building in which the Premises are located, all personal property taxes for property that is owned by Landlord and used in connection with the operation, maintenance and repair of the Premises (“Taxes”).

Upon execution of the San Diego Lease, Calidi provided the lessor a payment of $133,582 as first month base rent and prepaid operating expenses, and a letter of credit in the amount of $117,904 issued by a bank in the name of the lessor. To obtain the letter of credit, Calidi has provided the issuing bank with a restricted cash deposit that the bank will hold to cover its obligation to pay any draws on the letter of credit by the lessor. The restricted cash may not be used for any other purpose (see Note 2). The prepaid rent was included in the initial accounting of the San Diego Lease in accordance with operating leases under ASC 842, as presented in the tables below.
On April 1, 2022, StemVac entered into an office lease which includes laboratory space which expires on March 31, 2027, with monthly payments of 4,047 Euros per month.
Operating lease expense recognized during the three months ended March 31, 2023 and 2022 in accordance with ASC 842 was approximately $136,000 and $82,000, respectively.
Calidi is also party to certain financing leases for machinery and equipment (see Note 5).
The following table presents supplemental cash flow information related to operating and financing leases for the periods presented (in thousands):

	Three Months Ended March 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$339	$88
Operating cash flows from financing leases	5	3
Financing cash flows from financing leases	19	7
Right-of-use assets obtained in exchange for new lease liabilities:
Operating lease	$4,714	$—
The following table presents supplemental balance sheet information related to operating and financing leases as of March 31, 2023 (in thousands, except lease term and discount rate):

Operating leases
Right-of-use assets, net	$4,827	$7

Right-of-use lease liabilities, current	$919	$3
Right-of-use lease liabilities, noncurrent	3,798	4

Total operating lease liabilities	$4,717	$7

Financing Leases
Machinery and equipment, gross	$423	$203
Accumulated depreciation	(195)	(131)

Machinery and equipment, net	$228	$72

Current liabilities	$71	$43
Noncurrent liabilities	126	34

Total financing lease liabilities	$197	$77

Weighted average remaining lease term
Operating leases	3.9 years	2.3 years
Financing leases	3.2 years	2.3 years

Weighted average discount rate
Operating leases	11.8%	3.00%
Financing leases	9.39%	18.06%

The following table presents future minimum lease commitments as of March 31, 2023 (in thousands):

	Operating Leases	Financing Leases
Year Ending December 31,
2023 (April – December)	$1,042	$65
2024	1,422	65
2025	1,461	44
2026 and thereafter	1,984	48

Total minimum lease payments	5,909	222
Less: amounts representing interest	(1,192)	(25)

Present value of net minimum lease payments	$4,717	$197

Litigation — General
Calidi is subject to various claims and contingencies in the ordinary course of its business, including those related to litigation, business transactions, employee-related matters, and other matters. At each reporting date, Calidi evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, Calidi will record a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, Calidi discloses the claim if the likelihood of a potential loss is reasonably possible, and the amount involved could be material. Calidi expenses the costs related to legal proceedings as incurred. See Note 4 and the other legal matters discussed below. Other than the matter discussed below, Calidi is not currently party to any material legal proceedings.
Legal proceedings
Terminated Physician Agreement Matter
On July 19, 2016, Calidi entered into a Partnership Agreement between certain physicians (the “Physicians”, as one of the “partners”) and Calidi for the Physicians to provide certain services to Calidi. In connection with the Partnership Agreement, Calidi granted the Physicians stock options as consideration for those services pursuant to Calidi’s Equity Incentive Plan (the “Plan”). The Partnership Agreement was deemed terminated on March 21, 2018. Pursuant to the terms of the stock option agreements and the Plan, the Physicians had three months from the termination date to exercise their vested stock options before those options would automatically expire and cancel unexercised, while all unvested stock options are forfeited immediately on the termination date. The Physicians did not elect to exercise any of their vested options thereby resulting in full cancellation of those options in accordance with the Plan.
On March 14, 2022, the Physicians filed a lawsuit against Calidi in San Diego Superior Court, seeking, among other claims, declaratory relief and claiming that the stock options granted to them pursuant to the Partnership Agreement, have not expired and remain exercisable by the Physicians. The Physicians are claiming 3,000,000 in vested stock options to be valid and exercisable, even though the Physicians have not provided any services to Calidi since the March 2018 termination date.
On December 6, 2022, Calidi and the Physicians participated in mediation in San Diego, California. In order to attempt to settle all claims and avoid a costly trial, Calidi offered the Physicians 50,000 shares of Calidi common stock valued at $3.86 per share and 100,000 options to purchase Calidi common stock at an exercise price of $3.86 per share in full settlement of the claims. As of December 31, 2022, Calidi estimated this offer of settlement to be valued at approximately $207,000 and all settleable in noncash consideration, which was rejected. At the mediation, the Physicians were demanding 1 million options to purchase Calidi common stock at 25 cents per share, 1 million options to purchase Calidi common stock at $3.86 per share, plus 250,000 shares of Calidi common stock, which amounts to an aggregate claims value of approximately $5.0 million as of December 31, 2022. The mediation was terminated without settlement and Calidi is planning to go to trial with a preliminary trial date set for September 8, 2023 in San Diego Superior Court. On March 24, 2023, Calidi initiated an arbitration proceeding with the American Health Lawyers Association seeking declaratory relief under Delaware law, specifically to determine that the Partnership Agreement was terminated in 2018, which is not a matter before the San Diego Superior Court. An arbitration date has not yet been set and there is no assurance that Calidi will prevail in the arbitration.
While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the Physician’s complaint are without merit, and Calidi intends to vigorously defend against them. Although it is reasonably possible that the range of loss on this matter may be estimated to be between approximately $0.2 million and $4.9 million in a settlement based on the value of Calidi common stock as of March 31, 2023, Calidi believes that the proposed offer estimate of $0.2 million is the amount that is probable and estimable and has accrued this amount as of March 31, 2023, included in accrued expenses and other current liabilities. Calidi is currently unable to estimate the costs and timing of litigation, if any, including any potential damages in excess of the amounts accrued if the Physicians were to prevail on the claims.
Tax Filings
Calidi tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes Calidi has adequately provided for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be significantly different than the amounts recorded in the unaudited condensed consolidated financial statements.
Employment Contracts
Calidi has entered into employment and severance benefit contracts with certain executive officers and other employees. Under the provisions of the contracts, Calidi may be required to incur severance obligations for matters relating to changes in control, as defined, and certain terminations of those executives and employees. As of March 31, 2023 and December 31, 2022, Calidi had not accrued any such benefits (see Note 14).
Manufacturing and other supplier contracts
Calidi has entered into certain manufacturing and other supplier agreements with vendors principally for manufacturing drug product for clinical trials and continued development of the
CLD-101
and
CLD-201
programs, amounting to approximately $4.9 million in aggregate commitments, of which 2.3 million are denominated in Australian dollars (approximately $1.5 million) and 0.5 million are denominated in Euros (approximately $0.6 million) as of March 31, 2023.
As of March 31, 2023, Calidi had incurred approximately $2.8 million under these various agreements included in accounts payable and accrued expenses and other current liabilities and expects to incur the remaining amount in 2023.
License Agreements with City of Hope and the University of Chicago
On June 7, 2021, Calidi entered into a License Agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells
(“NSC-CRAd-S-pk7”).
Under the Northwestern

Agreement, among other rights, Northwestern granted to Calidi a worldwide, twelve-year exclusivity for the commercial development of
NSC-CRAd-S-pk7
or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed HGG.
Pursuant to the Northwestern Agreement, Calidi agreed to a best-efforts commitment to fund up to $10 million towards a phase 2 clinical trial of
NSC-CRAd-S-pk7
or other oncolytic viruses. Subject to the terms and conditions of the Northwestern Agreement, Northwestern may become entitled to receive contingent payments from Calidi based on, if any (i) sublicense royalty payments of double-digit percentage for any sublicensing revenue that Calidi earns and, (ii) in the event of an assignment or transfer of licensed data, with the consent of Northwestern, a small percentage of the fair market value of any consideration received.
On October 14, 2021, Calidi entered into a Material License Agreement with Northwestern to license the
NSC-CRAd-S-pk7
oncolytic virus materials which Calidi intends to use to continue advancing its research, development and commercialization efforts of the NNV1 and NNV2 programs.
As of the date of issuance of these unaudited condensed consolidated financial statements, it is not probable that Calidi will make these payments, if any at all. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.
License Agreement with City of Hope and the University of Chicago
On July 22, 2021, Calidi entered into an Exclusive License Agreement with City of Hope (“COH”) and the University of Chicago (the “City of Hope Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent HGG. Pursuant to the City of Hope Agreement, COH transferred its IND to Calidi for the commercial development of a licensed product, as defined in the City of Hope Agreement. This agreement grants to Calidi commercial exclusivity in using neural stem cells with the adenovirus known as
CRAd-S-pk7
for oncolytic virotherapy.
The City of Hope Agreement provides for Calidi to pay royalties in low single digit percentage of net sales generated for any product of the licensed patents for specific periods, and to pay up to $18.7 million if certain milestones are achieved during the clinical trials and post commercialization of the licensed product.
As of the date of the issuance of these consolidated financial statements, it is not probable that Calidi will make these payments. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.
Indemnification
In the normal course of business, Calidi may provide indemnification of varying scope under Calidi’s agreements with other companies or consultants, typically Calidi’s clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, Calidi will generally agree to indemnify, hold harmless, and reimburse the indemnified parties for losses and expenses suffered or incurred by the indemnified parties arising from claims of third parties. Indemnification provisions could also cover third party infringement claims with respect to patent rights, copyrights, or other intellectual property pertaining to Calidi. Calidi’s office and laboratory facility leases also will generally contain indemnification obligations, including obligations for indemnification of the lessor for environmental law matters and injuries to persons or property of others, arising from Calidi’s use or occupancy of the leased property. The term of these indemnification agreements will generally continue in effect after the termination or expiration of the particular research, development, services, lease, or other agreement to which they relate. The potential future payments Calidi could be required to make under these indemnification agreements will generally not be subject to any specified maximum amounts. Historically, Calidi has not been subject to any claims or demands for indemnification. Calidi also maintains various liability insurance policies that limit Calidi’s financial exposure. As a result,
Calidi
management believes that the fair value of these indemnification agreements is minimal. Accordingly, Calidi has not recorded any liabilities for these agreements as of March 31, 2023 and December 31, 2022.
14. Subsequent Events
Calidi has completed an evaluation of all subsequent events after the unaudited condensed consolidated balance sheet date of March 31, 2023 and through July 24, 2023, the date the unaudited condensed consolidated financial statements were available to be issued. Other than the events disclosed below, and within the other notes to the unaudited condensed consolidated financial statements, Calidi has determined that there are no other material events to disclose.
Term Loans
From April 1, 2023 and through the date of this report, Calidi received approximately $900,000 in aggregate proceeds from the issuance of certain term loans on terms substantially similar to the 2023 Term Loans discussed in Note 7.
Simple Agreement for Future Equity
From April 1, 2023 and through the date of this report, Calidi entered into additional SAFE agreements with various investors to raise aggregate proceeds of approximately $1.4 million on terms substantially similar to the 2023 SAFEs discussed in Note 8.
Series B Convertible Preferred Stock
On June 16, 2023, Calidi entered into a Securities Purchase Agreement (“SPA”) with a Jackson Investment Group LLC (“JIG”), an investor in FLAG, and Calidi Cure LLC (“Calidi Cure”) an entity that is solely managed and operated by Allan J. Camaisa, for an aggregate purchase of 1,000,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) at a stated price of $25.00 per share, for a total commitment of $25.0 million. JIG has committed to purchasing $12.5 million (or 500,000 shares) of Series B Preferred Stock and Calidi Cure has committed to purchasing the remaining $12.5 million (or 500,000 shares) of Series B Preferred Stock, which may be funded by multiple investors in Calidi Cure as a consortium. Upon signing of the SPA, JIG funded and purchased 199,999 shares of Series B Preferred stock for an initial investment of $5.0 million (“JIG Tranche 1”) and, conditioned on the closing of the Business Combination with FLAG no later than September 14, 2023, is committed to purchase the remaining 300,001 shares of Series B Preferred Stock for $7.5 million (“JIG Tranche 2”). Calidi Cure has committed to purchasing 199,999 shares of Series B Preferred Stock for $5.0 million no later than September 1, 2023 (“Calidi Cure Tranche 1”) and conditioned on the closing of the Business Combination with FLAG and JIG’s purchase of shares pursuant to JIG Tranche 2, has committed to purchase the remaining 300,001 shares of Series B Preferred Stock for $7.5 million (“Calidi Cure Tranche 2”). The Calidi Cure commitments are personally guaranteed by Mr. Camaisa.
The holders of the Series B Preferred Stock shall have liquidation, deemed liquidation, voting, dividend and other rights on terms substantially similar to Convertible Preferred Stock described in Note 9, except the Series B Preferred Stock is junior in rank to the Convertible Preferred Stock.
At any time after the date of issuance, any holder of the Series B Preferred Stock shall have the right by written election to Calidi to convert all or any portion of the outstanding shares, along with dividends, if any, into an aggregate number of shares of Calidi common stock by (i) multiplying the number of shares of Series B Preferred Stock to be converted by the $25.00 per share liquidation value thereof, and (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion defined as follows. The conversion price per share for JIG’s Tranche 1 and Tranche 2 investments shall be determined based on a Calidi valuation of

$180.0 million divided by the number of Calidi’s fully diluted shares as of the date of, and defined in, the SPA (“JIG Conversion Price”). The conversion price per share for Calidi Cure’s Tranche 1 and Tranche 2 investments shall be determined based on a Calidi valuation of $200.0 million divided by the number of Calidi’s fully diluted shares as of the date of, and defined in, the SPA (“Calidi Cure Conversion Price”).
All shares of Series B Preferred Stock outstanding shall automatically convert to shares of Calidi common stock based on the applicable conversion prices described above in the earlier to occur of the following: i) the closing of the Business Combination or a qualified public offering by Calidi, or ii) on June 30, 2025. A qualified public offering shall occur upon the sale and firm commitment in an underwritten public offering in which Calidi sells at least $10.0 million at a price per share equal to or greater than the Conversion Price defined above which was sold to the public and listed on a national securities exchange.
In the event that the Business Combination is not completed by September 14, 2023, JIG has a contingent put option on the JIG Tranche 1 investment, upon written notice to Calidi, to demand a repayment of invested principal amount plus 10%, or $5.5 million (the “Repurchase Price”), from Calidi. The contingent put option expires on December 31, 2023. If upon written notice from JIG to exercise the put option, Calidi is unable to or has not paid JIG the Repurchase Price, then JIG may demand such payment, by written notice from Mr. Camaisa individually. In the event of a default and failure to pay the Repurchase Price by Calidi and Mr. Camaisa in accordance with the SPA, then JIG, at its sole election, may convert the Series B Preferred Stock acquired in JIG Tranche 1 into shares of Calidi common stock at a then Calidi valuation of $5.0 million divided by the number of Calidi’s fully diluted shares, as defined. Alternatively, if the Business Combination is not completed by September 14, 2023, or is otherwise terminated, then all holders of Series B Preferred Stock, at their election, may convert all or part of the Series B Preferred Stock on a conversion price based upon a Calidi valuation of $50.0 million divided by the number of Calidi’s fully diluted shares, as defined.
In the event that the Business Combination is completed on or before September 14, 2023 and JIG has funded JIG Tranche 2, but Calidi Cure has not fulfilled its commitment to purchase $12.5 million shares of Series B Preferred Stock discussed above, then within 60 days written notice provided by JIG to Mr. Camaisa individually, Mr. Camaisa has agreed to purchase from JIG all of the Series B Preferred Stock purchased by JIG in the SPA for a purchase price of $12.5 million.
As an incentive to purchase the Series B Preferred Stock, JIG and to Calidi Cure will receive a portion of the FLAG sponsor economics in the form of shares of FLAG Class B Common Stock.
FLAG Promissory Note and SPAC Extension
On June 15, 2023, Calidi and FLAG entered into a Promissory Note Agreement (the “Promissory Note”) whereby Calidi committed to advancing up to $500,000 in short term funding to FLAG for transaction costs related to the FLAG Merger, and Calidi advanced the full amount to FLAG through the date of this report. Advances made to FLAG under the Promissory Note do not bear any interest and are repayable to Calidi upon the earlier of the completion of the FLAG Merger from the proceeds of the Transactions or the winding up and dissolution of FLAG.
On June 12, 2023, the board of directors of FLAG approved an extension of the date by which FLAG has to complete its initial business combination from June 14, 2023 to September 14, 2023 (the “
Extension
”). In connection with the Extension, FLAG’s Trust Account was funded with a payment of approximately $423,000.
Separation Agreement with Chief Operating Officer and President
On June 23, 2023, Calidi entered into a Separation and Release Agreement (“Separation Agreement”) with George Ng, Chief Operating Officer and President, effective on that date. In accordance with the provisions of the Separation Agreement, Calidi will pay Mr. Ng in the amount of $450,000 payable in a lump sum due one year after the effective date, and in the event that this amount is not paid when due, the unpaid amount will accrue interest at the rate of 8.0% per annum to be paid no later than the two year anniversary of the effective date. Calidi will also pay for certain benefits, including healthcare for six months following the effective date.
Mr. Ng also agreed to convert approximately $166,000 due to him for a contingent bonus and certain prior consulting services into a SAFE agreement with terms substantially similar to the 2023 SAFEs discussed in Note 8.
Mr. Ng will continue to serve as a director on the Calidi board and an advisor with continued vesting of Mr. Ng’s previously granted stock options pursuant to the terms of the Calidi equity incentive plan.
Capital Markets Advisory Agreement
On July 7, 2023, Calidi entered into a Capital Markets Advisory Agreement with Robert W. Baird & Co. (“Baird” or “Baird Advisory Agreement”) for Baird to provide certain capital markets services to Calidi at the closing and subsequent to the completion of the business combination with FLAG. In accordance with the Baird Advisory Agreement, Calidi agreed to pay an aggregate of $700,000 in capital market fees, which is payable in installments of $100,000 due at signing, $300,000 due and payable upon the closing of the business combination with FLAG, and the final $300,000 due and payable within 180 days of the closing of the business combination with FLAG. Baird’s engagement term is for 18 months from the signing of the agreement unless extended by mutual written agreement but may be terminated earlier by either party upon 30 days written notice.
If Calidi determines to effect a secondary public offering within 18 months after the closing of the business combination with FLAG, Calidi will offer to engage Baird as Calidi’s financial advisor or active placement agent with no less than 20% share of the total gross spread payable to all underwriters and the remaining 80% allocable to other underwriters at Calidi’s discretion, and pay Baird a financial advisory fee of $300,000 due at that time.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the
Board
of Directors and
Stockholders of Calidi Biotherapeutics, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Calidi Biotherapeutics, Inc. (“Company”) as of December 31, 2021, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced losses since inception, significant cash is used in operations, and is dependent on future financing to meet its obligations and fund its planned operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Mayer Hoffman McCann P.C.
We have served as the Company’s auditor since 2019, which ended in 2022.
Phoenix, Arizona
March 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Calidi Biotherapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Calidi Biotherapeutics, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive loss
,
convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring negative cash flows since inception and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide
s
a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2022
Costa Mesa, California
April 13, 2023

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
(
In thousands, except for par value data
)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash	$372	$2,137
Prepaid expenses and other current assets	414	603

Total current assets	786	2,740
NONCURRENT ASSETS
Machinery and equipment, net	887	497
Operating lease right-of-use assets, net	199	88
Deposits and other noncurrent assets	725	66

TOTAL ASSETS	$2,597	$3,391

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$2,124	$510
Related party accounts payable	147	114
Accrued expenses and other current liabilities	5,142	3,483
Related party accrued expenses and other current liabilities	205	23
Related party legal settlement liability	640	880
Loans payable, net of issuance costs, current	1,000	1,038
Term notes payable, net of discount, including accrued interest, current	507	—
Related party term notes payable, net of discount, including accrued interest, current	1,962	522
Related party term notes payable, at fair value, current	—	505
Related party convertible notes payable, including accrued interest, current	804	1,365
Related party contingently convertible notes payable, at fair value, current	1,152	1,572
Simple agreements for future equity (SAFE), at fair value, current	24,575	14,394
Related party SAFE, at fair value, current	4,615	1,417
Finance lease liability, current	72	46
Operating lease right-of-use liability, current	44	90

Total current liabilities	42,989	25,959
NONCURRENT LIABILITIES
Operating lease right-of-use liability, noncurrent	305	5
Finance lease liability, noncurrent	142	38

TOTAL LIABILITIES	43,436	26,002

Commitments and contingencies (Note 14)

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS — (Continued)
(
In thousands, except for par value data
)

	December 31, 2022	December 31, 2021
CONVERTIBLE PREFERRED STOCK
Founders convertible preferred stock, $0.0001 par value, 10,500 shares authorized; 10,402 shares issued and outstanding as of December 31, 2022 and 2021; liquidation preference of $2,080 as of December 31, 2022 and 2021	1,354	1,354
Series A-1 convertible preferred stock, $0.0001 par value, 5,000 and 9,000 shares authorized as of December 31, 2022 and 2021, respectively (Note 10); 4,316 and 4,166 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $4,316 and $4,166 as of December 31, 2022 and 2021, respectively	3,871	3,721
Series A-2 convertible preferred stock, $0.0001 par value, 4,000 and 9,000 shares authorized as of December 31, 2022 and 2021, respectively (Note 10); 2,545 and 2,288 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $4,454 and $4,004 as of December 31, 2022 and 2021, respectively	4,376	3,926
Series B convertible preferred stock, $0.0001 par value, none authorized as of December 31, 2022 and 20,000 authorized as of December 31, 2021; none issued and outstanding as of December 31, 2022 and 2021	—	—
STOCKHOLDERS’ DEFICIT
Common stock, $0.0001 par value, 120,000 shares authorized; 20,622 and 19,928 shares issued and outstanding as of December 31, 2022 and 2021, respectively	2	2
Additional paid-in capital	19,928	13,316
Accumulated other comprehensive loss, net of tax	(14)	(1)
Accumulated deficit	(70,356)	(44,929)

Total stockholders’ deficit	(50,440)	(31,612)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$2,597	$3,391

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2022	2021
REVENUE
Service revenues	$45	$449
OPERATING EXPENSES
Cost of revenues	(14)	(94)
Research and development	(7,257)	(3,798)
In-process research and development	—	(876)
General and administrative	(15,902)	(6,163)

Total operating expenses	(23,173)	(10,931)

Loss from operations	(23,128)	(10,482)

OTHER INCOME (EXPENSES), NET
Interest expense	(42)	(50)
Interest expense — related party	(116)	(564)
Change in fair value of debt and SAFE instruments	(1,887)	523
Change in fair value of debt and SAFE instruments — related party	(238)	(295)
Loss on extinguishment of debt from conversion of CCNP to SAFE	—	(738)
Gain on extinguishment of debt	—	675
Other income (expense), net	(5)	9

Total other expenses, net	(2,288)	(440)

LOSS BEFORE INCOME TAXES	(25,416)	(10,922)
Income tax provision	(11)	(11)

NET LOSS	$(25,427)	$(10,933)

Net loss per share; basic and diluted	$(1.24)	$(0.55)

Weighted average common shares outstanding; basic and diluted	20,433	19,748

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,
	2022	2021
NET LOSS	$(25,427)	$(10,933)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(13)	(7)

COMPREHENSIVE LOSS	$(25,440)	$(10,940)

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(
In thousands, except share amounts
)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,928,108	$2	$13,316	$(1)	$(44,929)	$(31,612)
Issuance of preferred stock for conversion of related party convertible notes payable	—	—	150,000	150	257,143	450	—	—	—	—	—	—
Issuance of common stock in lieu of cash for services	—	—	—	—	—	—	141,590	—	205	—	—	205
Exercise of stock options	—	—	—	—	—	—	263,646	—	114	—	—	114
Issuance of new shares and transfer of shares of common stock in connection with legal settlement (see Notes 14)	—	—	—	—	—	—	250,000	—	1,621	—	—	1,621
Issuance of common stock in lieu of cash interest for term notes payable	—	—	—	—	—	—	38,860	—	150	—	—	150
Stock-based compensation	—	—	—	—	—	—	—	—	4,522	—	—	4,522
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	—	—	—	—	(25,427)	(25,427)

Balance at December 31, 2022	10,402,285	$1,354	4,316,400	$3,871	2,544,883	$4,376	20,622,204	$2	$19,928	$(14)	$(70,356)	$(50,440)

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
(
In thousands, except share amounts
)

	Founders Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,521,373	$2	$11,949	$6	$(34,437)	$(22,480)
Cumulative effect on adoption of ASU 2020-06 on January 1, 2021	—	—	—	—	—	—	—	—	(441)	—	441	—
Exercise of stock options	—	—	—	—	—	—	100,000	—	100	—	—	100
Issuance of common stock, net of issuance costs	—	—	—	—	—	—	35,000	—	35	—	—	35
Issuance of common stock upon renewal of term notes payable	—	—	—	—	—	—	50,000	—	35	—	—	35
Issuance of common stock in lieu of cash for consulting services	—	—	—	—	—	—	121,735	—	122	—	—	122
Issuance of common stock to acquire IPR&D assets	—	—	—	—	—	—	100,000	—	167	—	—	167
Issuance of common stock warrants residual value	—	—	—	—	—	—	—	—	22	—	—	22
Stock-based compensation	—	—	—	—	—	—	—	—	1,327	—	—	1,327
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	—	—	—	(10,933)	(10,933)

Balance at December 31, 2021	10,402,285	$1,354	4,166,400	$3,721	2,287,740	$3,926	19,928,108	$2	$13,316	$(1)	$(44,929)	$(31,612)

The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(25,427)	$(10,933)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	260	156
Change in right of use assets and liabilities	(7)	(3)
Amortization of debt discount and financing costs	123	560
Stock-based compensation	4,522	1,327
Change in fair value of debt and SAFE instruments, including related party	2,125	510
In-process research and development	—	167
Gain on extinguishment of debt and other	—	(655)
Legal settlement with shares of common stock	1,621	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	170	(410)
Accounts payable	1,624	(239)
Accrued expenses and other current liabilities	1,775	1,746

Net cash used in operating activities	(13,214)	(7,774)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of machinery and equipment	(428)	(206)
Security deposits and other	(66)	(9)

Net cash used in investing activities	(494)	(215)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	114	100
Proceeds from sale of common stock	—	35
Proceeds from simple agreements for future equity (SAFE)	8,100	6,775
Related party proceeds from SAFE	2,550	1,150
Proceeds from issuance of term notes payable	500	—
Related party proceeds from issuance of term notes payable	1,000	500
Repayment of principal on loan payable to bank	(38)	(98)
Repayment of financing lease obligations	(81)	(31)
Payment of deferred financing costs	(58)	—
Proceeds from bank loan	—	1,000
Proceeds from PPP loan	—	379

Net cash provided by financing activities	12,087	9,810

Effect of exchange rate changes on cash	(26)	(4)

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(1,647)	1,817

CASH AND RESTRICTED CASH BALANCE:
At beginning of the period	2,237	420

At end of the period	$590	$2,237

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$35	$45
Cash paid for income taxes	$11	$8
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Issuance of common stock in lieu of cash for services and settlement of accounts payable	$205	$122
Issuance of common stock in lieu of cash interest for term notes payable	$150	$—
Deferred financing costs included in accounts payable and accrued liabilities	$251	$—
Issuance of preferred stock upon conversion of related party convertible notes payable	$600	$—
Machinery and equipment acquired through financing leases	$198	$—
Issuance of SAFE in lieu of cash for settlement of advisory services accounts payable	$195	$—
Issuance date residual value allocated to warrant issued with term notes	$—	$22
The accompanying notes are an integral part of these consolidated financial statements.

CALIDI BIOTHERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization, Description of the Business, the Proposed Merger and Liquidity
Calidi Biotherapeutics, Inc. (“Calidi”), founded in 2014 and reincorporated in the state of Nevada in 2019, is a clinical stage immuno-oncology company developing and commercialization novel stem cell-based platforms for delivery and potentiation of oncolytic viruses for the treatment of cancer. Calidi is developing a pipeline of off-the-shelf
allogeneic cell product candidates that are designed to: (i) protect oncolytic viruses from complement inactivation and innate immune cell inactivation by the body’s immune system; (ii) support oncolytic viral amplification in the allogeneic cells, and (iii) modify the tumor microenvironment to facilitate tumor cell targeting and viral amplification at the tumor sites for an extended period of time, potentially leading to an improved cancer therapy. Calidi’s most advanced product candidates are discussed below.
CLD-101
(NeuroNova
™
Platform) for newly diagnosed High Grade Glioma (“HGG”) (also referred to as “NNV1” as to the indication) is composed of an immortalized neural stem cell line loaded with an engineered oncolytic adeno virus for the treatment of HGG. NNV1 is a licensed program from Northwestern University (“Northwestern”) which Calidi obtained the rights for commercialization in June 2021 (see Note 3). A phase I clinical trial for NNV1 in patients with newly diagnosed high-grade gliomas was completed by Northwestern in June 2021.
CLD-101
for recurrent HGG (also referred to as “NNV2” as to the recurrent HGG indication) is a licensed program under development for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent HGG. Calidi licensed this product candidate in July 2021 pursuant to an agreement with City of Hope for the commercial development of NNV2 (see Note 3).
CLD-201
(SuperNova
™
) for advanced solid tumors (also referred to as “SNV1”), composed of allogeneic adipose-derived mesenchymal stem cells
(AD-MSC)
loaded with the tumor selective oncolytic vaccinia virus Calidi refers to as “CAL1”. SNV1 is an internally developed product candidate for which Calidi’s primary indications are for the treatment of head and neck cancer, triple-negative breast cancer and melanoma, although additional indications are also being developed.
Calidi is also developing engineered oncolytic vaccinia virus constructs as well as allogeneic cell-based platforms with improved systemic anti-tumor immunity in the exploratory stages of development.
Calidi’s operations to date have focused on organization and staffing, business planning, raising capital, licensing, acquiring and developing technology, establishing intellectual property portfolio, identifying potential product candidates and undertaking preclinical studies, process development and procuring manufacturing for preclinical and clinical trials. Calidi has commenced certain non-commercial
revenue generating activities during 2021 as a result of entering into a research collaboration agreement with a customer (see Note 12). Calidi’s product candidates are subject to long development cycles and Calidi may be unsuccessful in its efforts to develop, obtain regulatory approval for or market its product candidates.
Calidi is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, possible failure of preclinical studies or clinical trials, the need to obtain marketing approval for its product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the need to successfully commercialize and gain market acceptance of any of Calidi’s products that are approved and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance-reporting capabilities. Even if Calidi’s drug development efforts are successful, it is uncertain when, if ever, Calidi will realize significant revenue from product sales.

Agreement and Plan of Merger with First Light Acquisition Group, Inc.
On January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), and Calidi, First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Calidi continuing as the surviving corporation in the Merger. In the Merger, (i) all shares of Calidi common stock (together, “Calidi Stock”) issued and outstanding immediately prior to the Closing will be converted into the right to receive the Merger Consideration (as defined below); and (ii) each outstanding option to acquire shares of Calidi common stock (whether vested or unvested) will be assumed by FLAG and automatically converted into an option to acquire shares of FLAG common stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of Calidi common stock into the Merger Consideration.
Merger Consideration
The aggregate merger consideration to be paid pursuant to the Merger Agreement to holders of Calidi Stock as of immediately prior to the Effective Time will be an amount equal to $250 million, subject to certain adjustments for Calidi’s closing debt, net of cash (the “FLAG Merger Consideration”). The FLAG Merger Consideration includes additional merger consideration if certain defined milestones are achieved, including a material transaction that Calidi may enter into before the closing of the business combination that provides an up-front
cash payment to Calidi from a third party for licensing or other revenue generating transaction for its technology. In addition, if certain price targets are met by the combined company for five years after the close of the FLAG Merger, Calidi stockholders as of the Effective Time will receive up to an additional 18 million shares of FLAG common stock, all milestone-based consideration discussed above is collectively referred to as the “Contingent Consideration”. The FLAG Merger Consideration, and any Contingent Consideration will be paid to the Calidi Stockholders solely by the delivery of new shares of FLAG common stock, with each share valued at $10.00 per share (see Note 15). The FLAG Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, as defined, including by mutual consent of the parties, by either party if the Closing has not occurred by September 14, 2023.
The Merger Agreement and the consummation of the transactions contemplated above requires the approval of both FLAG’s shareholders and Calidi’s stockholders, among other closing conditions specified in the FLAG Merger Agreement and the various agreements described above, there can be no assurance that the FLAG Merger or the Closing will occur or that Calidi will receive any proceeds from this transaction. Calidi has incurred and expects to incur significant amount of transaction expenses in connection with the FLAG Merger and the transaction, and if the FLAG Merger is not consummated nor approved, Calidi will bear the risk of payment of all such transaction costs without reimbursement from FLAG or any other party.
The FLAG Merger is expected to be completed during the second quarter of 2023. However, there can be no assurance as to when or if the closing of the FLAG Merger will occur.
See Note 15 for a full discussion on the FLAG Merger Agreement.
Previous Agreement and Plan of Merger with Edoc Acquisition Corp. and other Investors
On February 2, 2022, Edoc Acquisition Corp., a Cayman Islands corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Edoc Merger Agreement”) with Edoc Merger Sub

Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company (“Sponsor”) (the “Effective Date”) with Calidi.
On August 11, 2022, the previously announced Edoc Merger Agreement was terminated by Calidi effective as of that date.
Going concern
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”)
2014-15,
Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic
 205-40)
, Calidi has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about Calidi’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
Calidi has incurred recurring negative cash flows since inception and has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, Simple Agreements for Future Equity (“SAFE”) instruments and common stock. These investments have been made by various related parties, including AJC Capital LLC (“AJC Capital”) (Mr. Allan J. Camaisa, Chief Executive Officer and Chairman of the Board of Directors of Calidi), who remains the single largest investor and shareholder in Calidi (see Note 7). Calidi expects to continue to incur significant expenses and operating losses for the foreseeable future.
As of April 13, 2023, the issuance date of these consolidated financial statements for the year ended December 31, 2022, Calidi expects its current cash on hand, including additional capital raises completed discussed in Note 15, will not be sufficient to fund the operating expenses and capital expenditure requirements necessary to advance its research efforts and clinical trials for one year from the issuance date of these consolidated financial statements. Calidi will need to obtain additional funding. The availability of financing and Calidi’s ability to operate may also be adversely impacted by the ongoing
COVID-19
pandemic which could continue to depress national and international economies and disrupt capital markets, supply chains, and many aspects of Calidi’s operations. The extent to which the ongoing
COVID-19
pandemic will ultimately impact Calidi’s business, results of operations, financial condition, or cash flows is highly uncertain and difficult to predict because it will depend on many factors that are outside Calidi’s control. The unavailability or inadequacy of financing to meet future capital needs could force Calidi to modify, curtail, delay, or suspend some or all aspects of planned operations. Sales of additional equity securities could result in the dilution of the interests of its stockholders. Calidi intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a Special Purpose Acquisition Company (“SPAC”) transaction to obtain additional capital and align Calidi’s long-term operating strategy, (ii) negotiate other cash equity or debt financing in the short-term, including continuing to raise funds under its existing Simple Agreements for Future Equity (“SAFE”) instrument and, (iii) continue to pursue licensing or other revenue opportunities utilizing its cell delivery platform, all in conjunction with the development of its product candidates and programs and development milestones disclosed elsewhere in these consolidated financial statement footnotes. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to Calidi, or if at all. If Calidi is unable to obtain sufficient funding, it could be required to suspend or delay its development efforts, limit activities and reduce research and development costs, which could adversely affect its business prospects.
Based on Calidi’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, and the need to raise additional capital to finance its future operations, Calidi’s management concluded that there is substantial doubt about Calidi’s ability to continue as a going concern within one year after the issuance date of the consolidated financial statements presented herein. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes Calidi will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
COVID-19
impact and other risks and uncertainties
The ongoing global outbreak of
COVID-19,
including the different variant strains that have emerged, and the various attempts throughout the world to contain it, have created significant volatility, uncertainty and disruption. In response to government directives and guidelines, health care advisories and employee and other concerns, Calidi has altered certain aspects of its operations. A number of Calidi employees have had to work remotely from home and those on site have had to follow Calidi’s social distance guidelines, which could impact their productivity.
COVID-19
could also disrupt Calidi’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who cannot effectively work remotely but who elect not to come to work due to the illness affecting others in Calidi’s office or laboratory facilities, or due to quarantines. Because of
COVID-19,
travel, visits, and
in-person
meetings related to Calidi’s business have been severely curtailed or canceled and Calidi has instead used on-line
or virtual meetings to meet with potential investors, suppliers, manufacturing partners and others.
It is possible that continuing impacts of
COVID-19
on Calidi’s operations or its access to capital could prevent Calidi from complying, or could result in a material noncompliance, with one or more obligations or covenants under material agreements to which Calidi is a party, with the result that Calidi would be in material breach of the applicable obligation, covenant, or agreement. Any such material breach could cause Calidi to incur material financial liabilities or an acceleration of the date for paying a financial obligation to the other party to the applicable agreement, or could cause Calidi to lose material contractual rights, such as rights to use leased equipment or laboratory or office space, or rights to use licensed patents or other intellectual property the use of which is material to Calidi’s business. Similarly, it is possible that impacts of
COVID-19
on the business, operations, or financial condition of any third party with whom Calidi has a contractual relationship could cause the third party to be unable to perform its contractual obligations to Calidi, resulting in Calidi’s loss of the benefits of a contract that could be material to Calidi’s business.
The full extent to which the
COVID-19
pandemic and related variants, and the various responses to it might impact Calidi’s business, operations and financial results will depend on numerous evolving factors that are not subject to accurate prediction and that are beyond Calidi’s control.
The war in Ukraine and the uncertain nature, magnitude, and duration of the conflict and the potential effect of sanctions and other measures being imposed in response thereto have contributed to increased levels of economic and political uncertainty, which could have an adverse impact on macroeconomic factors that affect the financial markets, the global economy and Calidi’s business and operations. Additionally, the ongoing conflict in Ukraine may disrupt the ability of third parties on which Calidi relies on to perform in accordance with its expectations, including on manufacturing vendors or commercial research organizations to conduct clinical trials. Moreover, enrollment and retention of clinical trial participants may be adversely affected. Calidi cannot be certain what the overall impact of this conflict will be on its ability to conduct and complete the clinical trials on schedule. However, interruptions of clinical trials could significantly delay Calidi’s clinical development plans and potential authorization or approval of product candidates, which could increase Calidi’s costs and jeopardize its ability to successfully commercialize its product candidates.
Changes in other economic conditions, including rising interest rates, ongoing pandemics, including the
COVID-19
pandemic, lower consumer confidence, volatile equity capital markets and ongoing supply chain disruptions and the impacts of the war in Ukraine, may also affect Calidi’s operations.

2. Summary of Significant Accounting Policies
Basis of presentation
The accompanying consolidated financial statements as of and for the years ended December 31, 2022 and 2021, have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the FASB.
Principles of consolidation
The accompanying consolidated financial statements of Calidi include the accounts of its wholly owned subsidiary, StemVac GmbH (“StemVac”), a company organized under the laws of Germany. StemVac’s primary operating activities include process development and other research and development activities for the SNV1 program performed for Calidi under a cost-plus intercompany development agreement funded by Calidi. In October 2022, Calidi formed Calidi Biotherapeutics Australia Pty Ltd (“Calidi Australia”), a wholly owned Australian subsidiary for the principal purpose of conducting a part of its SNV1 clinical trials in Australia.
The accompanying consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Calidi’s financial condition and results of operations. All material intercompany accounts and transactions have been eliminated in consolidation.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts during the reporting period. On an ongoing basis, management evaluates estimates which are subject to significant judgment, including, but not limited to, valuation methods used, assumptions requiring the use of judgment to prepare financial projections, timing of potential commercialization of acquired in-process
intangible assets, applicable discount rates, probabilities of the likelihood of multiple outcomes of certain events related to contingently convertible notes payable and SAFEs, comparable companies or transactions, liquidity events, determination of fair value of financial instruments under the fair value option of accounting, assumptions related to the going concern assessments, allocation of direct and indirect expenses, useful lives associated with long-lived assets, key assumptions in operating and financing leases including incremental borrowing rates, loss contingencies, valuation allowances related to deferred income taxes, assumptions used to value common stock, debt and debt-like instruments, warrants, and stock-based awards and other equity instruments. Actual results may differ materially from those estimates.
While Calidi considered known or expected impacts of
COVID-19
in making its assessments and estimates, the future impacts of
COVID-19
are not presently determinable and could cause actual results to differ materially from Calidi’s estimates and assessments. Calidi’s future analysis or forecast of
COVID-19
impacts could lead to changes in Calidi’s future estimates and assessments which could result in material impacts to Calidi’s consolidated financial statements in future reporting periods.
Concentration of significant suppliers
Calidi is dependent upon certain third-party contract manufacturers and third-party contract research organizations for the performance of portions of its testing for pre-clinical,
manufacturing and clinical studies. Calidi believes that its relationships with these organizations are satisfactory, and that alternative suppliers of these services are available in the event of the loss of one or more of these suppliers.

Cash
Cash consists principally of amounts on deposit with various financial institutions for operating purposes. Calidi maintains cash balances at financial institutions in excess of amounts insured by United States government agencies. Calidi places its cash with high credit quality financial institutions (see Note 15).
Restricted cash
Calidi classifies cash that has contractual or legal restrictions imposed by third parties as restricted cash, which is restricted as to withdrawal or use except for the specified purpose under a contract. Calidi classifies restricted cash as part of prepaids and other current assets due to the short-term nature of the underlying contract with a financial institution which requires Calidi to hold a fixed amount of funds in a restricted money market account as collateral to the financial institution for Calidi’s corporate credit card program with that financial institution.
Calidi accounts for restricted cash in accordance with ASU
2016-18,
 Statement of Cash Flows (Topic 230): Restricted Cash
, which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and restricted cash, and that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period
and
end-of-period
total amounts shown on the consolidated statements of cash flows.
The following table provides a reconciliation of cash and restricted cash reported within the balance sheet dates that comprise the total of the same such amounts shown in the consolidated statements of cash flows in accordance with ASU
2016-18
(in thousands):

	December 31, 2022	December 31, 2021
Cash	$372	$2,137
Restricted cash included within prepaid expenses and other current assets	100	100
Restricted cash included deposits and other noncurrent assets	118	—

Total cash and restricted cash as shown in the consolidated statements of cash flows	$590	$2,237

Machinery and equipment
Machinery and equipment are stated at cost, less accumulated depreciation, and includes assets purchased under financing leases. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally over a period of 3 to 5 years. For equipment purchased under financing leases, Calidi depreciates the equipment based on the shorter of the useful life of the equipment or the term of the lease, ranging from 3 to 5 years, depending on the nature and classification of the financing lease. Maintenance and repairs are expensed as incurred whereas significant renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in Calidi’s consolidated statements of operations.
Leases
Calidi accounts for leases in accordance with ASC 842,
 Leases
. Calidi determines if an arrangement is a lease at inception. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of operations. When determining whether a lease is a finance lease or an operating lease, ASC 842 does not specifically define criteria to determine “major part of remaining economic life of the underlying asset” and “substantially all of the fair value of the underlying asset.” For lease classification determination, Calidi continues to use: (i) greater than or equal to 75% to determine whether the lease term is a major part of the remaining economic life of the underlying asset; and (ii) greater than or equal to 90% to determine whether the present value of the sum of lease payments is substantially all of the fair value of the underlying asset. Calidi accounts for the lease and non-lease components
as a single lease component.
For operating leases, Calidi recognizes
right-of-use (“ROU”)
assets and lease liabilities for leases with terms greater than twelve months in the consolidated balance sheet, while leases with terms of twelve months or less are not capitalized. ROU assets represent the right to use an underlying asset during the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, Calidi uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Calidi uses the implicit rate when it is readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that Calidi will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Calidi discloses the amortization of ROU assets and operating lease payments as a net amount, “Amortization of right-of-use assets
and liabilities”, on the consolidated statements of cash flows.
Finance leases are included in machinery and equipment, and in finance lease liabilities, current and noncurrent, in the consolidated balance sheets.
Impairment of long-lived assets
Calidi assesses the impairment of long-lived assets, which consist primarily of right-of-use assets
for operating leases and machinery and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded in Calidi’s consolidated statements of operations.
Business combinations and asset acquisitions
Calidi evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test analysis to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, further determination is required to assess if Calidi acquired inputs and processes that have the ability to create outputs, which would meet the requirements of a business combination. If determined to be a business combination, Calidi accounts for the transaction under the acquisition method of accounting as indicated in ASC 805,
Business Combinations
(“ASC 805”), which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling
interest in the acquiree and establishes the acquisition date as the fair value measurement point.
Calidi evaluates whether identifiable assets are similar by assessing the existence of interdependency between the identifiable assets, and by considering the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets. If determined to be an asset acquisition of a single identifiable asset or group of similar identifiable assets, then Calidi accounts for the transaction under
ASC 805-50
and recognizes assets acquired and liabilities assumed based on the cost to the acquiring entity on a relative fair value basis, which includes transaction costs in addition to consideration given. Consideration given in cash is measured by the amount of cash paid and
non-cash
consideration is measured based on its fair value at the time of issuance. Transaction costs of the asset acquisition are included in the consideration paid for an acquired asset. Goodwill is not recognized in an asset acquisition and any excess consideration transferred over the fair value of the net assets acquired is allocated to the identifiable assets based on relative fair values. When accounting for an asset acquisition that includes in-process
research and development (“IPR&D”) assets and costs, Calidi applies the requirements under ASC 730,
Research and Development,
which requires IPR&D assets and costs to be expensed as of the acquisition date, unless the IPR&D has an alternative future use. Cash payments for IPR&D assets acquired in an asset acquisition are classified in operating activities in the consolidated statements of cash flows.
Calidi assesses the terms of the asset acquisition to determine whether consideration payable at a future date is contingent consideration or seller financing. If the payment depends on the occurrence of a specified future event or the meeting of a condition and the event or condition is substantive, the additional consideration is accounted for as contingent consideration. If the additional payment depends only on the passage of time or is based on a future event or the meeting of a condition that is not substantive, the arrangement is accounted for as seller financing. Contingent consideration payments accounted at a later date are recognized when the contingency is resolved and the consideration is paid or becomes payable (unless the contingent consideration meets the definition of a derivative or is probable that a liability has been incurred and the amount can be reasonably estimated, in which case the amount is accounted for separately and becomes part of the basis in the asset acquired). Upon recognition of the contingent consideration payment, the amount is capitalized as part of the cost of the assets acquired and allocated to increase the eligible assets on a relative fair value basis. However, if the contingent consideration is related to IPR&D assets with no alternative future use, the amount of the contingent payment is expensed.
All amounts expensed as IPR&D without alternative future use are part of research and development presented separately on the consolidated statements of operations for all periods presented.
There were no business combinations during the years ended December 31, 2022 and 2021. See Note 3 for certain asset acquisitions during the year ended December 31, 2021.
Fair value option of accounting
When financial instruments contain various embedded derivatives which may require bifurcation and separate accounting of those derivatives apart from the entire host instrument, if eligible, ASC 825,
Financial Instruments
allows issuers to elect the fair value option (“FVO”) of accounting for those instruments. The FVO may be elected on an instrument-by-instrument
basis and is irrevocable unless a new election date occurs. The FVO allows the issuer to account for the entire financial instrument at fair value with subsequent remeasurements of that fair value recorded through the statements of operations at each reporting date. A financial instrument is generally eligible for the FVO if, amongst other factors, no part of the convertible, or contingently convertible, instrument is classified in stockholder’s equity and the instrument does not contain a beneficial conversion feature at issuance. In addition, because a contingent beneficial conversion feature, if any, is not separately recognized within stockholders’ equity at the issuance date, a convertible debt instrument with a contingent beneficial conversion feature is therefore eligible for the FVO if all other criteria are met.
Based on the eligibility assessment discussed above, Calidi concluded that its contingently convertible notes payable and certain term notes payable are eligible for the FVO and accordingly elected the FVO for those debt instruments. This election was made because of operational efficiencies in valuing and reporting for these debt instruments in their entirety at each reporting date (see also Note 4 and Note 8 for additional disclosures).
Contingently convertible notes payable and related party contingently convertible notes payable, which include the related contingently issuable warrants, (collectively referred to as “CCNPs”), contain a number of embedded derivatives, such as settlement of the contingent conversion features with variable number of shares of common stock, features which require bifurcation and separate accounting under GAAP, for which Calidi elected the FVO for the entire CCNP instrument (see Note 8).
In addition, as of December 31, 2021, certain term notes payable and related party term notes payable were issued with separately exercisable and freestanding warrants to purchase common stock, were issued with substantial discounts at issuance and contained certain embedded derivatives to be bifurcated and accounted for separately for those term notes, unless the FVO is eligible and elected. Accordingly, for the year ended December 31, 2021, Calidi qualified for and elected the FVO for the entire term notes payable instruments, for which such election was no longer applicable for the year ended December 31, 2022 primarily due to the maturity and extension of those term notes. Accordingly, as of December 31, 2022, there are no term notes that are accounted for under the FVO (see Note 8).
The CCNP, inclusive of its respective accrued interest at the stated interest rates (collectively referred to as the “FVO debt instruments”) was initially recorded at fair value as liabilities on the consolidated balance sheets and was subsequently re-measured
at fair value at the end of each reporting period presented within the consolidated financial statements. The changes in the fair value of the FVO debt instruments are recorded in changes in fair value of debt and change in fair value of debt — related party, included as a component of other income and expenses, net, in the consolidated statements of operations. The change in fair value related to the accrued interest component is also included within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See additional information on valuation methodologies and significant assumptions used in Note 4.
Fair value measurements
Calidi follows ASC 820,
Fair Value Measurement
, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
ASC 820 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are as follows:

Level 1:	Quoted prices in active markets for identical assets and liabilities;

Level 2:	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3:	Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities, which require the reporting entity to develop its own assumptions.
When quoted market prices are available in active markets, the fair value of assets and liabilities is estimated within Level 1 of the valuation hierarchy. If quoted prices are not available, then fair values are estimated by using pricing models, quoted prices of assets and liabilities with similar characteristics, or discounted cash flows, within Level 2 of the valuation hierarchy. In cases where Level 1 or Level 2 inputs are not available, the fair values are estimated by using inputs within Level 3 of the hierarchy. See Note 4 for fair value measurements.

Classification of Founders, Series
A-1,
Series
A-2
and Series B convertible preferred stock
Calidi has classified its Founders, Series
A-1,
Series
A-2
and Series B convertible preferred stock (collectively “Convertible Preferred Stock”) outside of permanent equity because the Convertible Preferred Stock contains certain redemption features that result in those shares being redeemable upon the occurrence of certain events that are not solely within Calidi’s control, including liquidation, sale or transfer of control. Accordingly, the Convertible Preferred Stock is recorded outside of permanent equity and is subject to the classification guidance provided under ASC
480-10-S99.
Because dividends are not contractually required to be accrued on the Convertible Preferred Stock as there is no stated or required dividend rate per annum, Calidi is not required the accrete dividends into the carrying amount of the Convertible Preferred Stock in anticipation of a future contingent event or redemption value. Accordingly, Calidi did not adjust the carrying values of the Convertible Preferred Stock to the respective liquidation preferences of such shares because of the uncertainty of whether or when such events would occur. As of December 31, 2022 and 2021, no events have occurred that would require such an adjustment to carrying value of Convertible Preferred Stock (see Note 10).
Derivative financial instruments
Calidi does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Calidi evaluates all of its financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815
Derivatives and Hedging
. Calidi values its derivatives using the Black-Scholes option-pricing model or other acceptable valuation models, as applicable, with the assistance of valuation specialists. Derivative instruments accounted for as liabilities are valued at inception and subsequent valuation dates for each reporting period the derivative instrument remains outstanding. The classification of derivative instruments, including whether such instruments should be recorded as liabilities, is re-assessed
at each reporting period.
Calidi reviews the terms of other financial instruments such as convertible and contingently convertible secured debt, equity instruments, including warrants and other financing arrangements to determine whether there are embedded derivative features, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument in accordance with ASC 815. Additionally, in connection with the issuance of financing instruments, Calidi may issue freestanding options or warrants, including options or warrants to non-employees
in exchange for consulting or other services performed.
Calidi evaluates equity or liability classification for common stock warrants in accordance with ASC 480,
Distinguishing Liabilities from Equity
, and ASC 815 and accounts for common stock warrants as liabilities if the warrant requires net cash settlement or gives the holder the option of net cash settlement or it otherwise does not meet other equity classification criteria. Calidi accounts for common stock warrants as equity if the contract requires physical settlement or net physical settlement or if Calidi has the option of physical settlement or net physical settlement and the warrants meet the requirements to be classified as equity. Common stock warrants classified as liabilities are initially recorded at fair value and remeasured at fair value at each subsequent reporting period with the offset adjustments recorded in change in fair value of warrant liability within the consolidated statements of operations. Common stock warrants classified as equity are initially measured at fair value on the grant date and are not subsequently remeasured.
As of December 31, 2022 and 2021, Calidi does not have any freestanding derivative financial instruments, or embedded derivative financial instruments that were accounted for separately from its host contract pursuant to ASC 815 and the above discussion on the FVO debt instruments (see Note 8).
Debt issuance costs
Debt issuance costs incurred to obtain debt financings are deferred and are amortized over the term of the debt using the effective interest method for all debt financings in which the fair value option has not been elected.

Debt issuance costs on debt financings in which the fair value option is not elected are recorded as a reduction to the carrying value of the debt and are amortized to interest expense or interest expense — related party, as applicable, in the consolidated statements of operations.
For any debt financing in which Calidi has elected the fair value option, any debt issuance costs associated with the debt financing are immediately recognized in interest expense in the consolidated statements of operations and are not deferred (see above discussion on the FVO election and Note 8).
Beneficial conversion features
Prior to the January 1, 2021 adoption of ASU
2020-06,
convertible debt or equity financings in which other financial instruments are concurrently issued, such as warrants or common stock, if the amount allocated to a convertible debt or convertible preferred stock instrument results in an effective per share conversion price that is less than the fair value of Calidi’s preferred stock or common stock on the issuance date, the intrinsic value of this beneficial conversion feature (“BCF”) is recorded as a discount to the convertible instrument, with a corresponding increase to additional paid in capital. The BCF discount is equal to the difference between the effective conversion price and the fair value of Calidi’s convertible preferred stock or common stock at the issuance date, unless limited by the remaining proceeds allocated to the convertible debt or preferred stock instrument. The resulting discount on convertible notes, if any, is amortized to interest expense over the term of the convertible debt, while the resulting discount on convertible preferred stock, if any, is recognized as a deemed dividend. Beginning on the January 1, 2021 adoption date, Calidi is no longer required to perform a BCF evaluation in such convertible debt or equity financings in which other financial instruments are concurrently issued, among other changes implemented by this new standard.
Revenue recognition
To date, Calidi has not generated any revenues from commercial products. Calidi analyzes its research collaboration arrangements to assess whether they are within the scope of ASC Topic 808,
Collaborative Arrangements
(“ASC 808”), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, Calidi assesses whether aspects of the arrangement is within the scope of other accounting literature.
If Calidi concludes that some or all aspects of the arrangement represent a transaction with a customer, Calidi accounts for those aspects of the arrangement within the scope of ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”), by applying the following five-step model: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract, including whether they are distinct within the context of the contract; (iii) determination of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when, or as, performance obligations are satisfied.
If a contract is determined to be within the scope of ASC 606 at inception, Calidi assesses the goods or services promised within the contract, determines which of those goods and services are performance obligations, and assesses whether each promised good or service is distinct. Calidi considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, Calidi combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Calidi may provide options to additional goods or services in such arrangements exercisable at a customer’s discretion. Calidi assesses if these options provide a material right to the customer and if so, they are considered performance obligations. The identification of material rights requires judgments related to the determination of the value of the underlying good and services to the optional price, if any, that may be offered.

Calidi determines the transaction price based on the amount of consideration that Calidi expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable, or a combination of both. Calidi then allocates the transaction price to each performance obligation based on the relative standalone selling prices (“SSP”). SSP is determined at contract inception and is not updated to reflect changes between contract inception and when the performance obligations are satisfied. In developing the SSP for a performance obligation, Calidi considers applicable market conditions and relevant entity-specific factors, including factors that were contemplated in negotiating the agreement with the customer and estimated costs.
If the consideration promised in a contract includes a variable amount, Calidi estimates the amount of consideration to which it will be entitled by using the expected value method or the most likely amount method. Calidi includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting period, Calidi re-evaluates
the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.
Calidi recognizes revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied, either at a point in time or over time, and if over time, recognition is based on the use of an output or input method. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in Calidi’s consolidated balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months, deferred revenue will be classified in current liabilities. Revenue recognized, if any, prior to contractual billings made to the customer, and if Calidi expects to have an unconditional right to receive the consideration in the next twelve months, these contractual assets are included in other current assets in Calidi’s consolidated balance sheets. As of December 31, 2022, there is no deferred revenue or contractual assets recorded. See Note 12 for contractual assets balances as of December 31, 2021.
Calidi further analyzes changes to contracts from customers to assess whether they qualify as a contract modification within the scope of ASC 606. Calidi considers that a contract modification exists when the parties to a contract approve a modification that either creates new, or changes, existing enforceable rights and obligations of the parties to the contract. Calidi considers that a contract approval could be approved in writing, by oral agreement, or implied by customary practices. Whenever a change in the scope or price, or both, of a contract is approved by the parties to the contract, Calidi analyzes whether the contract modification qualifies as a separate contract or a contract combination.
Calidi accounts for a contract modification as a separate contract when (i) the scope of the contract increases because of the addition of promised goods or services that are distinct and (ii) the price of the contract increases by an amount of consideration that reflects Calidi’s SSP of the additional promised goods or services and any appropriate adjustments to that price to reflect the circumstances of the particular contract. If the modification is not accounted for as a separate contract, Calidi analyzes whether one of the following should occur: (i) a termination of the original contract and the creation of a new contract, (ii) a cumulative catch-up
adjustment to the original contract, or (iii) a combination of (i) and (ii) in a way that faithfully reflects the economics of the transaction.
Revenues recognized during the years ended December 31, 2022 and 2021, have been recorded under ASC 606 from a service agreement with a customer that was completed during the year ended December 31, 2022 (see Note 12).
Cost of revenues
Cost of revenues generally consist of cost of materials, direct labor including benefits and stock-based compensation, equipment and infrastructure expenses associated with performing the services for the customer contract. Infrastructure expenses include depreciation of laboratory equipment and certain allocated costs such as rent, insurance and information technology.

Income taxes
Calidi accounts for income taxes in accordance with ASC 740,
 Income Taxes
, using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in Calidi’s tax returns. Deferred taxes are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. Calidi assesses the likelihood that its deferred tax assets will be realized and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by analyzing carryback capacity in periods with taxable income, reversal of existing taxable temporary differences and estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. Calidi’s judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If Calidi’s assumptions and consequently its estimates change in the future, the valuation allowance may be increased or decreased, which may have a material impact on Calidi’s consolidated statements of operations.
Calidi accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process
to determine the amount of tax benefit to be recognized, if any. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to
be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. Calidi recognizes any interest and penalties related to uncertain tax positions in income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2022 and 2021. Calidi is not aware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation for the years ended December 31, 2022 and 2021. Calidi is currently unaware of any tax issues under review.
On December 22, 2017, the United States enacted major federal tax reform legislation, Public Law
No. 115-97,
commonly referred to as the 2017 Tax Cuts and Jobs Act (“2017 Tax Act”), which enacted a broad range of changes to the Internal Revenue Code. Changes to taxes on corporations impacted by the 2017 Tax Act include, but are not limited to, lowering the U.S. federal tax rates to a 21% flat tax rate, eliminating the corporate alternative minimum tax (“AMT”), imposing additional limitations on the deductibility of interest and net operating losses, allowing any net operating loss (“NOLs”) generated in tax years ending after December 31, 2017 to be carried forward indefinitely and generally repealing carrybacks, reducing the maximum deduction for NOL carryforwards arising in tax years beginning after 2017 to a percentage of the taxpayer’s taxable income, and allowing for additional expensing of certain capital expenditures. For tax years beginning after December 31, 2021, companies are required to capitalize all research and development expenditures that are experimental, and laboratory related incurred in their trade or business (sometimes referred to as a “Section 174 Expenditure” under the 2017 Tax Act). These Section 174 Expenditures are required to be amortized over a
5-
or
15-
year period for domestic or foreign eligible expenditures, respectively. As of December 31, 2022, Calidi has capitalized approximately $1.3 million, net of taxes, of Section 174 Expenditures which will be amortized over the above periods (see Note 13).
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) was enacted. The CARES Act included loans and grants to certain businesses, and temporary amendments to the Internal Revenue Code which changed net loss carryforward and back provisions and the business interest expenses limitation. Under the CARES Act provisions, the most relevant income tax considerations to Calidi relate to the amounts received under the PPP loan program and the possible forgiveness of those loans by the

SBA. For the PPP loans Calidi received in 2020 and 2021, Calidi applied for and received forgiveness on both loans in 2021 (see Note 8), which was not taxable in the year of forgiveness. Calidi evaluated the impact of the CARES Act and determined that there was no impact to the consolidated income tax provision.
On June 29, 2020, California enacted Assembly Bill No. 85, which generally prohibits the total amount of refunds or credit offsets that would otherwise be allowed for a taxable year beginning on or after January 1, 2020, and before January 1, 2023, from exceeding $5 million. This bill would, subject to certain exceptions related to a taxpayer’s income, disallow a net operating loss deduction for any taxable year beginning on or after January 1, 2020, and before January 1, 2023, and would extend the carryover period for a net operating loss deduction disallowed by that provision, as specified. Calidi does not expect this bill will have a material impact to the consolidated income tax provision.
On December 21, 2020, the U.S. president has signed into law the “Consolidated Appropriations Act, 2021” (“the Appropriations Act”) which includes further
COVID-19 economic
relief and extension of certain expiring tax provisions. The relief package includes a tax provision clarifying that businesses with forgiven PPP loans can deduct regular business expenses that are paid for with the loan proceeds for federal tax purposes. Additional pandemic relief tax measures include an expansion of the employee retention credit, enhanced charitable contribution deductions, and a temporary full deduction for business expenses for food and beverages provided by a restaurant. Calidi does not expect the Appropriations Act will have a material impact to its consolidated income tax provision.
On March 11, 2021, the American Rescue Plan Act was signed into law and contained provisions relating to extending the Employee Retention Tax Credit, additional funding for the PPP loan and Economic Injury Disaster Loans, as well as expanded the covered employees under Section 162(m) for tax years beginning after December 31, 2026. Calidi does not expect the American Rescue Plan Act will have a material impact to its current consolidated income tax provision.
On November 15, 2021, the Infrastructure Investment and Jobs Act was signed into law and contained several tax provisions including changes to the Employee Retention Tax Credit after September 30, 2021. Calidi does not expect the Infrastructure Investment and Jobs Act will have a material impact to its consolidated income tax provision (see Note 13).
The Inflation Reduction Act of 2022 specifically introduces the topic of corporate alternative minimum tax (“CAMT”) on adjusted financial statement income on applicable corporations for taxable years beginning after December 31, 2022. Calidi does not expect the CAMT will have a material impact to its consolidated income tax provision (see Note 13).
Government grants
On October 27, 2022, the California Institute for Regenerative Medicine (“CIRM”) approved Calidi’s application for a CIRM grant for Calidi’s continued development of the SNV1 program. CIRM awarded Calidi approximately $3.1 million of CIRM funding conditioned that Calidi co-fund
approximately $0.8 million under the requirements of the CIRM application. On December 28, 2022, Calidi received the Notice of Award from CIRM for this grant and Calidi expects to be able to draw the funds over the next 18 months based on the operational milestones defined in the grant.
Proceeds from the CIRM grant are recognized over the period necessary to match the related research and development expenses when it is probable that Calidi has complied with the CIRM conditions and will receive the proceeds pursuant to the milestones defined in the grant as reimbursement of those expenditures. The CIRM grant proceeds, if any, received in advance of having incurred the related research and development expenses are recorded in accrued expenses and other current liabilities and recognized as other income on Calidi’s consolidated statement of operations when the related research and developments expenses are incurred.

As of December 31, 2022, no amounts were received by Calidi from the CIRM grant. On January 17, 2023, Calidi received the first payment of $740,000 from CIRM for this grant.
Research and development expenses
Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred to discover, research and develop drug candidates, including compensation-related expenses for research and development personnel, including stock-based compensation expense, preclinical and clinical activities, costs of manufacturing, overhead expenses including facilities and laboratory expenses, materials and supplies, amounts paid to consultants and outside service providers, and depreciation and amortization.
Upfront and annual license payments related to acquired technologies or technology licenses which have not yet reached technological feasibility and have no alternative future use are also included in research and development expense in the period in which they are incurred.
General and administrative expenses
General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation expense, for personnel in executive, finance and accounting, business development, operations and administrative functions. General and administrative expenses also include fees for legal, patent prosecution, legal settlements, consulting, charge off of deferred financing costs for aborted or terminated financing offerings, accounting and audit services as well as insurance, outside service providers, direct and allocated facility-related costs and depreciation and amortization.
Foreign currency translation adjustments and other comprehensive income or loss
StemVac, Calidi’s wholly owned subsidiary, is located and operates in Germany and its functional currency is the Euro. Calidi Australia, Calidi’s wholly owned subsidiary, is located and operates in Australia and its functional currency is the Australian Dollar (“AUD”). Accordingly, StemVac’s and Calidi Australia’s assets and liabilities are translated using respective published exchange rates in effect at the consolidated balance sheet date. Expenses and cash flows are translated using respective approximate weighted average exchange rates for the reporting period. Resulting foreign currency translation adjustments are recorded as other comprehensive income or loss, net of tax, in the consolidated statements of comprehensive income or loss and included as a component of accumulated other comprehensive income or loss on the consolidated balance sheets. For the years ended December 31, 2022 and 2021, comprehensive loss includes such foreign currency translation adjustments and was insignificant for all periods presented.
Foreign currency transaction gains and losses
For transactions denominated in currencies other than the U.S. dollar, Calidi recognizes foreign currency transaction gains and losses in the consolidated statements of operations and classifies the gain or loss based on the nature of the item that generated it. Calidi’s foreign currency transaction gains and losses are principally generated by intercompany transfers to StemVac denominated in Euros to pay for the research and development activities performed by StemVac under an intercompany development agreement with Calidi. Furthermore, Calidi’s foreign currency transaction gains and losses include intercompany transfers to Calidi Australia denominated in AUD to pay for the research and development activities performed by Calidi Australia. These foreign currency remeasurement gains and losses are included in other income and expenses, net, and were insignificant for all periods presented.
Stock-based compensation
Calidi recognizes compensation expense related to employee option grants and restricted stock grants, if any, in accordance with ASC 718,
 Compensation
 —
 Stock Compensation
 (“ASC 718”).
Calidi measures all stock options and other stock-based awards granted based on the fair value of the award on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Calidi has elected to recognize forfeitures as they occur. The reversal of compensation cost previously recognized for an award that is forfeited because of a failure to satisfy a service condition is recognized in the period of the forfeiture. Generally and unless otherwise specified, Calidi grants stock options with service-based only vesting conditions and records the expense for these awards using the straight-line method over the requisite service period.
Calidi classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.
Calidi estimates the fair value of common stock using an appropriate valuation methodology, in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid,
 Valuation of Privately-Held
 Company Equity Securities Issued as Compensation
. Each valuation methodology includes estimates and assumptions that require Calidi’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, guideline public company information, the prices at which Calidi sold convertible preferred stock and common stock to third parties in arms’ length transactions, the rights and preferences of securities senior to Calidi’s common stock at the time, and the likelihood of achieving a liquidity event such as an initial public offering or sale. Significant changes to the assumptions used in the valuations could result in materially different fair values of stock options at each valuation date, as applicable.
The fair value of each stock option grant is estimated using the Black-Scholes option-pricing model. Calidi is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies within the biotechnology industry with characteristics similar to Calidi. The expected term of Calidi’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options provided under
 Staff Accounting Bulletin, Topic
 14
, or SAB Topic 14, as necessary. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero, based on the fact that Calidi has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
Net loss per common share
Earnings per share attributable to common stockholders is calculated using the two-class
method, which is an earnings allocation formula that determines earnings per share for the holders of Calidi’s common shares and participating securities. Although Calidi’s Convertible Preferred Stock contain participating rights in any dividend declared and paid by Calidi and are therefore participating securities, the Convertible Preferred Stock has no stated dividends and Calidi has never paid any cash dividends and does not plan to pay any dividends in the foreseeable future. Net loss attributable to common stockholders and participating securities is allocated to each share on an if-converted
basis as if all of the earnings for the period had been distributed. However, the participating securities do not include a contractual obligation to share in the losses of Calidi and are not included in the calculation of net loss per share in the periods that have a net loss. In addition, common stock equivalent shares (whether or not participating) are excluded from the computation of diluted earnings per share in periods in which they have an anti-dilutive effect on net loss per common share.
Diluted net loss per share is computed using the more dilutive of (a) the two-class
method or (b) the
if-converted
method and treasury stock method, as applicable. Contingently convertible notes payable and contingently convertible SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion contingency associated with the completion of a future financing event that had not occurred, and the contingency was not resolved, in the reporting periods presented herein. In periods in which Calidi reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share is equivalent to basic net loss per share for the periods presented herein because common stock equivalent shares from the Convertible Preferred Stock, convertible notes, stock option awards and outstanding warrants to purchase common stock (see Note 10) were antidilutive.
As a result of Calidi reported net loss attributable to common stockholders for all periods presented herein, the following common stock equivalents were excluded from the computation of diluted net loss per common share for the twelve months ended December 31, 2022 and 2021 because including them would have been antidilutive (in thousands):

	Year Ended December 31,
	2022	2021
Stock options	23,914	21,886
Warrants for common stock	4,050	4,050
Founders preferred stock	10,402	10,402
Series A-1 preferred stock	4,316	4,166
Series A-2 preferred stock	2,545	2,288
Convertible notes payable	437	844
Contingently convertible notes payable (1)	—	—
Contingently convertible SAFE agreements (2)	—	—

Total common stock equivalents	45,664	43,636

(1)
The contingently convertible notes payable was not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion ratio associated with the pricing of a future financing event. Therefore, the contingently convertible notes payable’s conversion ratio, and the resulting number of dilutive shares, is not determinable until the contingency is resolved. However, there is a valuation cap that establishes a conversion ratio floor of $2.00 or $2.40, depending on the investor. As of December 31, 2022, one lender remains holding the contingently convertible note payable (see Note 8). If the contingency were to have been resolved as of each reporting date, the number of antidilutive shares that would have been excluded from dilutive loss per share, when applying this conversion ratio floor, is estimated as 576,000 and 540,000 as of December 31, 2022 and 2021, respectively.

(2)
The contingently convertible SAFEs were not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a conversion ratio associated with the pricing of a future financing event. Therefore, the contingently convertible SAFE’s conversion ratio, and the resulting number of dilutive shares, is not determinable until the contingency is resolved. However, there is a conversion ratio for certain SAFEs containing a floor of $2.00, $2.40 or $3.62, depending on the investor. If the contingency were to have been resolved on those SAFEs as of each reporting date, the number of antidilutive shares that would have been excluded from dilutive loss per share, when applying the respective conversion ratio floor, is estimated to be 4.8 million at each of December 31, 2022 and 2021.

Segments
Calidi’s executive management team, as a group, represents the entity’s chief operating decision makers. To date, Calidi’s executive management team has viewed Calidi’s operations as one segment that includes the research, development and commercialization efforts of cell-based platforms to potentiate oncolytic virus therapies. As a result, the financial information disclosed materially represents all of the financial information related to Calidi’s sole operating segment. Substantially all of Calidi’s consolidated operating activities, including its long-lived assets, are located within the U.S. and considering Calidi’s limited revenue operating stage, Calidi currently has no concentration exposure to products or customers.

Recently adopted accounting pronouncements
In May 2021
,
the FASB issued ASU
No. 2021-04
, Earnings Per Share (Topic
 260), Debt
 —
 Modifications and Extinguishments (
Subtopic 470-50
), Compensation
 —
 Stock Compensation (Topic
 718), and Derivatives and
Hedging
 —
 Contracts in Entity
’
s Own Equity (Subtopic
 815-40):
Issuer
’
s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options
(“ASU 2021-04
”
). The amendments
in ASU 2021-04 provide
guidance to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The accounting standard update is effective for fiscal years beginning after December 15, 2021. On January 1, 2022, Calidi adopted ASU
2021-04
and the standard did not have a material impact on its consolidated financial statements and related disclosures.
Recently issued accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments
 —
 Credit Losses: Measurement of Credit Losses on Financial Instruments
(“ASU 2016-13”)
which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale
debt securities.
ASU 2016-13
is effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard is effective in fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023, with early adoption permitted. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.
In June 2022, the FASB issued ASU
No. 2022-03,
Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
(“ASU
2022-03”)
which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU
2022-03
is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. For all other entities, it is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2024. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. Calidi is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements and related disclosures.
3. Asset Acquisitions
License Agreements with Northwestern University
On June 7, 2021, Calidi entered into a License Agreement with Northwestern University (“Northwestern”) (the “Northwestern Agreement”) for the exclusive commercialization rights to the investigational new drug (“IND”) and data generated from Northwestern’s phase 1 clinical trial treating brain tumor patients with an engineered oncolytic adenovirus delivered by neural stem cells
(“NSC-CRAd-S-pk7”).
Under the Northwestern Agreement, among other rights, Northwestern granted to Calidi a worldwide, twelve-year exclusivity for the commercial development of
NSC-CRAd-S-pk7
or other oncolytic viruses for therapeutic and preventive uses in oncology and a right of reference to Northwestern’s IND application which relates to the treatment of newly diagnosed HGG.
In exchange, Calidi paid Northwestern an upfront payment of $400,000 cash and a best-efforts commitment to fund up to $10 million towards a phase 2 clinical trial of
NSC-CRAd-S-pk7
or other oncolytic viruses (see Note 14). Subject to the terms and conditions of the Northwestern Agreement, Northwestern may become entitled to receive contingent payments from Calidi based on, if any (i) sublicense royalty payments of double-digit percentage for any sublicensing revenue that Calidi earns and, (ii) in the event of an assignment or transfer of licensed data, with the consent of Northwestern, a small percentage of the fair market value of any consideration received.

On October 14, 2021, Calidi entered into a Material License Agreement with Northwestern to license the
NSC-CRAd-S-pk7
oncolytic virus materials which Calidi intends to use to continue advancing its research, development and commercialization efforts of the NNV1 and NNV2 programs. Calidi paid Northwestern a one-time
payment of $100,000 in exchange for the transferred materials.
The Northwestern Agreement was treated as an asset acquisition under
ASC 805-50
as all of the fair value within the acquired set of licensed data was concentrated in one IPR&D asset with no alternative future use. The fair value allocated to the IPR&D of $500,000 was recognized as an in-process research and development expense on the consolidated statements of operations and included within operating activities in the consolidated statements of cash flows during the year ended December 31, 2021. Additionally, as noted, Northwestern may be entitled to receive contingent sublicensee royalty and assignment penalty payments. At inception of the Northwestern Agreement and as of the date of issuance of these consolidated financial statements, it is not probable that Calidi will make these payments, if any at all. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.
License Agreement with City of Hope and the University of Chicago
On July 22, 2021, Calidi entered into an Exclusive License Agreement with City of Hope (“COH”) and the University of Chicago (the “City of Hope Agreement”) for patents covering cancer therapies using an oncolytic adenovirus in combination with a clinical grade allogeneic neural stem cell line for recurrent HGG. Pursuant to the City of Hope Agreement, COH transferred its IND to Calidi for the commercial development of a licensed product, as defined in the City of Hope Agreement. This agreement grants to Calidi commercial exclusivity in using neural stem cells with the adenovirus known as
CRAd-S-pk7
for oncolytic virotherapy.
Under the City of Hope Agreement, Calidi paid an upfront fee of $180,000 in cash and issued 100,000 shares of Calidi common stock with an approximate fair value at the time of issuance of $167,000. The City of Hope Agreement also provides for Calidi to pay royalties in low single digit percentage of net sales generated for any product of the licensed patents for specific periods, and to pay up to $18.7 million if certain milestones are achieved during the clinical trials and post commercialization of the licensed product.
The City of Hope Agreement was treated as an asset acquisition under
ASC 805-50
as all of the fair value within the acquired licensed product was concentrated in one IPR&D asset with no alternative future use. The aggregate fair value amount allocated to the IPR&D asset of $347,000 was recognized as an in-process research and development expense on the consolidated statements of operations and included within operating activities in the consolidated statements of cash flows during the year ended December 31, 2021. Additionally, as noted, COH may be entitled to receive contingent royalty and milestone payments. At inception and the through the date of the issuance of these consolidated financial statements, it is not probable that Calidi will make these payments. Calidi will record the contingent payments if and when they become payable, in accordance with the applicable guidance.
4. Fair Value Measurements
The following table presents Calidi’s assets and liabilities that are measured at fair value on a recurring basis, inclusive of related party components, as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Restricted cash held in a money market account	$218	$—	$—	$218
Liabilities:
Contingently convertible notes payable, including accrued interest (1)	$—	$—	$1,152	$1,152
SAFEs			29,190	29,190

Total liabilities, at fair value	$—	$—	$30,342	$30,342

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Restricted cash held in a money market account	$100	$—	$—	$100
Liabilities:
Contingently convertible notes payable, including accrued interest (1)	$—	$—	$1,572	$1,572
Term notes payable, including accrued interest (1)	—	—	505	505
SAFEs	—	—	15,811	15,811

Total liabilities, at fair value	$—	$—	$17,888	$17,888

(1)	Elected the fair value option of accounting as discussed in Note 2.
Calidi’s financial instruments consist of cash, prepaid expenses and other current assets, deferred financing fees, accounts payable, accrued expenses, and other current liabilities. The carrying value of these financial instruments are generally considered to approximate their fair values because of the short-term nature of those instruments.
Calidi entered into a legal settlement liability of $1.1 million (see Note 5). In accordance with the Settlement Agreement, the entire then unpaid amount is required to be repaid if Calidi secures at least $10.0 million in equity financing, which Calidi considers to be likely within the short-term (see Note 1). As such, the legal settlement liability is reported within current liabilities of the consolidated balance sheets and Calidi believes the reported contractual carrying value also represents its approximate the fair value.
Calidi issued various debt financial instruments that include a loan payable, term notes payable, convertible notes payable, contingently convertible notes payable, and SAFEs (see Notes 8 and 9). For debt instruments that are not recorded at fair value amounting to $4.3 million and $2.9 million as of December 31, 2022 and 2021, respectively, Calidi believes that the fair value of these debt instrument approximates their carrying value based on the borrowing rates available to Calidi for debt with similar terms. Calidi reports the fair value option debt instrument, including accrued interest, at its fair value as of each reporting date, with changes in the fair value of those instruments included in change in fair value of debt or change in fair value of debt — related party, as applicable, as part of other income and expenses, net, in the consolidated statements of operations. Calidi has also issued certain other instruments such as the SAFEs which are also accounted for as fair value on a recurring basis further described below.
Contingently Convertible Notes Payable (CCNP)
The estimated fair value of the CCNPs is determined based on the aggregated, probability-weighted average of the outcomes of two possible scenarios, (i) the next qualified financing event, as defined, occurring prior to maturity and the CCNPs, including accrued interest, thereby mandatorily converting to the type and form of shares of stock issued in that qualified financing, including the underlying contingent warrants being issued at that time (referred to as “Scenario 1”), or, (ii) a qualified financing not occurring and the CCNPs, including accrued interest, maturing without conversion and without any warrants being issued (referred to as “Scenario 2”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the CCNP is outstanding, in each case, under Scenario 1, based on the risk-free rate consistent with risk-neutral similar derivative equity instruments and, under Scenario 2, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of similar corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flows under Scenario 2. The value of the contingent warrants, applicable only to Scenario 1, are measured at fair value using the Black-Scholes option pricing model used to value preferred stock warrants using an underlying asset value and the discounted exercise price of the warrants, as defined, and the indicated volatility of convertible preferred stock.

Term Notes Payable
The estimated fair value of the term notes payable is computed similarly based on its contractual cash flows and discounted back to each reporting period the instrument is outstanding using risk-adjusted discount rates similar to Scenario 2 in CCNP discussed above. The warrants to purchase common stock, which are freestanding equity classified instruments, issued with the term notes payable, were measured using the Black-Scholes option pricing model and the value allocated among the two freestanding instruments based on the residual method of allocation (see Notes 7 and 8).
Simple Agreements for Future Equity
Calidi entered into certain Simple Agreements for Future Equity instruments (“SAFE”) (see Note 9). The SAFE instruments are recorded as liabilities and are stated at fair value based on Level 3 inputs. The estimated fair value of the SAFE instruments are determined based on the aggregated, probability-weighted average of the outcomes of certain possible scenarios, including (i) a next qualified financing event, as defined, thereby mandatorily converting the SAFE to the type and form of shares of stock issued in that qualified financing at a specified discount to the price issued (referred to as “SAFE Scenario 1”), (ii) a SPAC event, as defined, thereby mandatorily converting the SAFE to common stock at a specified discount to the price issued (referred to as “SAFE Scenario 2”), or (iii) a liquidity event defined as a change of control or initial public offering, in which case the investors will automatically be entitled to a portion of proceeds received under such event at a specified discount to the price issued (referred to as “SAFE Scenario 3”). The combined value of the probability-weighted average of those outcomes is then discounted back to each reporting period in which the SAFE instruments are outstanding, in each case, based on a risk-adjusted discount rate estimated based on the implied interest rate using the changes in observed interest rates of corporate rate debt that Calidi believes is appropriate for those probability-adjusted cash flow.
The following table summarizes the significant unobservable inputs used in the fair value measurement of level 3 instruments as of December 31, 2022 and 2021:

December 31, 2022
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.5 years
		Probability — Scenario 1	0.0%
		Risk-free rate — Scenario 1	13.4%
		Probability — Scenario 2	100.0%
		Risk-adjusted discount rate — Scenario 2	13.4%
Contingently issuable warrants on contingently convertible notes payable — Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	3.2%
SAFEs	Scenario-based, probability-weighted average analysis	Timing of the scenarios	0.4 – 3 years
		Probability — SAFE Scenario 1	20.0%
		Probability — SAFE Scenario 2	70.0%
		Probability — SAFE Scenario 3	10.0%
		Risk-adjusted discount rate — SAFE Scenarios 1 through 3	13.4%, 13.4%, and 13.1%, respectively

December 31, 2021
Instrument	Valuation Technique	Unobservable Input	Input Range
Contingently convertible notes payable, including accrued interest	Scenario-based, probability- weighted average analysis	Timing of the scenarios	0.7 years
		Probability — Scenario 1	80.0%
		Risk-free rate —Scenario 1	0.3%
		Probability — Scenario 2	20.0%
		Risk-adjusted discount rate — SAFE Scenario 2	11.0%
Contingently issuable warrants on contingently convertible notes payable —Scenario 1	Black-Scholes option pricing model	Expected term	2.0 years
		Expected volatility on preferred stock	40.0%
		Expected dividend yield	0.0%
		Risk-free interest rate	0.3%
Term notes payable, including accrued interest	Discounted future cash flows	Time to maturity	0.2 years
		Risk-adjusted discount rate	10.7%
SAFEs	Scenario-based, probability- weighted average analysis	Timing of the scenarios	0.3 – 1.8 years
		Probability — SAFE Scenario 1	10.0%
		Probability — SAFE Scenario 2	80.0%
		Probability — SAFE Scenario 3	10.0%
		Risk-adjusted discount rate —SAFE Scenarios 1 through 3	11.0%, respectively
Where possible, Calidi verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, discount rates, yield curves, credit spreads, measures of volatility and correlations of such inputs. Fair value measurements associated with the CCNPs, term notes payable, and SAFEs were determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. Increases or decreases in the fair value of the CCNPs, term notes payable, and the SAFEs can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates, among other assumptions. Based on management’s assessments of the valuations of the FVO debt instruments and SAFEs performed by Calidi’s valuations specialists, none of the changes in the fair value of those instruments were due to changes in Calidi’s own credit risk for the reporting periods presented. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Changes or updates to assumptions could have a material impact on the reported fair value, and the change in fair value, of FVO debt instruments and SAFEs and the results of operations in any given period.
The following table presents the changes in fair value of level 3 valued instruments for the year ended December 31, 2022 (in thousands):

	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2022	$1,572	$505	$15,811
Proceeds from issuance	—	—	10,650
Issuance of SAFE in lieu of cash for advisory services	—	—	195
Extinguishment of term notes payable	—	(516)	—
Change in fair value, including accrued interest	(420)	11	2,534

Balance at December 31, 2022	$1,152	$—	$29,190

The following table presents the changes in fair value of level 3 valued instruments for the year ended December 31, 2021 (in thousands):

	Contingently convertible notes payable, including accrued interest, at fair value	Term notes payable, including accrued interest, at fair value	SAFEs, at fair value
Balance at January 1, 2021	$9,027	$497	$—
Proceeds from issuance	—	500	7,925
Conversion of CCNP to SAFE	(5,523)	—	5,523
Loss on extinguishment from conversion of CCNP to SAFE	—	—	738
Extinguishment of term notes payable	—	(515)	—
Allocation of proceeds to warrants at issuance (1)	—	(22)	—
Change in fair value, including accrued interest	(1,932)	45	1,625

Balance at December 31, 2021	$1,572	$505	$15,811

(1)	Amount represents the issuance date residual value allocated to the freestanding equity classified warrant in accordance with ASC 815 that is not remeasured subsequent to the issuance date.
5. Selected Balance Sheet Components
Deferred financing costs
Prior to the termination of the Edoc proposed merger, the transaction between Calidi and Edoc (as described in Note 1) was treated as a reverse recapitalization and any direct and incremental costs associated with the business combination, including legal and accounting costs were capitalized as deferred financing costs. In the event the business combination is not completed, deferred financing costs are expensed on the termination date.
On August 11, 2022, Calidi terminated the Edoc Merger Agreement and charged off approximately $1.9 million of deferred financing costs included in general and administrative expenses during the year ended December 31, 2022.
The FLAG Merger discussed in Note 15 is expected to be treated as a reverse recapitalization and any direct and incremental costs incurred associated with that business combination, including legal and accounting costs will be capitalized as deferred financing costs included in deposits and other noncurrent assets on the consolidated balance sheets.
On December 27, 2022, Calidi and FLAG entered into a Promissory Note Agreement (the “Promissory Note”) whereby Calidi committed to advancing up to $75,000 in short term funding to FLAG for transaction costs related to the FLAG Merger, and Calidi advanced $37,500 to FLAG on that date, and made the remaining $37,500 advance on January 6, 2023. Any advances made to FLAG under the Promissory Note do not bear any interest and are repayable to Calidi upon the earlier of the completion of the FLAG Merger from the proceeds of the Transactions or the winding up and dissolution of FLAG (see Note 15).
As of December 31, 2022, there were approximately $0.3 million of deferred financing costs, which include the advances made to FLAG above, included in deposits and noncurrent assets and no deferred financing costs recognized as of December 31, 2021.

Legal settlement liability
In July 2020, Calidi’s former executive and
co-founding
shareholder (the “Former Executive”), filed a complaint in the San Diego Superior Court (“the Complaint”) against Calidi and AJC Capital, and Calidi’s current CEO and founding shareholder, asserting breach of contract and declaratory relief and breach of contract (and later amended to include a claim for breach of fiduciary duty) and wrongfully terminated the Former Executive under an employment contract resulting in amounts allegedly owed to the Former Executive. Calidi denied those allegations and filed a cross complaint against the Former Executive for securities fraud, breach of contract, and breach of fiduciary duty.
On March 18, 2021, all parties ultimately settled pursuant to the terms of a Settlement and Mutual Release Agreement (“the Settlement Agreement”), in which the parties agreed to release each other from all claims and agreed to confidentiality, non-disparagement
and other covenants. According to the principal terms of the Settlement Agreement, the Former Executive agreed to immediately transfer and assign all patents filed by Calidi during the Former Executive’s employment and otherwise fully cooperate with ongoing patent and intellectual property matters and other company matters, including enter into a voting agreement with the majority shareholders. As part of the Settlement Agreement, Calidi also agreed to pay the Former Executive $1.1 million in cash, with $60,000 payable within 30 days of the Settlement Agreement and $20,000 per month on the same day of each month thereafter until paid in full. Furthermore, if Calidi secures at least $10.0 million in equity financing, as defined in the Settlement Agreement, the then entire unpaid settlement liability amount will become due and payable within 21 days of the equity financing.
Because of Calidi’s anticipation of an equity financing within the next twelve months, the entire remaining balance of the legal settlement liability of $0.6 million and $0.9 million as of December 31, 2022 and 2021, respectively, is included in current liabilities on the consolidated balance sheets.
Accrued expenses and other current liabilities
As of December 31, 2022 and 2021, accrued expenses and other current liabilities were comprised of the following (in thousands):

	December 31, 2022	December 31, 2021
Accrued compensation (1)	$4,070	$2,446
Accrued vendor and other expenses	1,277	1,060

Accrued expenses and other current liabilities	$5,347	$3,506

(1)	Includes deferred compensation for certain executives and deferred board fees for one director.
See Note 14 for additional commitments.
6. Machinery and Equipment, net
As of December 31, 2022 and 2021, machinery and equipment, net, was comprised of the following (in thousands):

	December 31, 2022	December 31, 2021
Machinery and equipment	$1,518	$887
Accumulated depreciation	(631)	(390)

Machinery and equipment, net	$887	$497

Depreciation expense amounted to approximately $260,000 and $156,000 for the year ended December 31, 2022 and 2021, respectively.
7. Related Party Transactions
Calidi has funded its operations to date primarily through private sales of convertible preferred stock, contingently convertible and convertible promissory notes, term loans, SAFEs and common stock. These investments have included various related parties, including from AJC Capital, certain directors and executive management as further discussed below.
The following table presents the various significant related party transactions and investments in Calidi for the periods presented (in thousands):

Related Party	Description of investment or transaction	Year Ended December 31,
		2022	2021
AJC Capital, Director A, B, and a manager	Convertible notes payable, including accrued interest (1)	$804	$1,365
AJC Capital	Line of credit – as guarantor (2)	—	—
AJC Capital, Director A, E, and executive officer’s family office	Term notes payable, net of discount, including accrued interest (3)	1,962	1,027
AJC Capital	Business loan payable – as guarantor (4)	—	38
AJC Capital, Directors A, D, E, F, an officer, and a manager	Simple agreements for future equity (SAFE), at fair value (5)	4,615	1,417
AJC Capital, Director D	Accounts payable and accrued expenses (6)	170	137
Directors C	Contingently convertible notes payable, including accrued interest, at fair value (7)	1,152	1,572
Former Executive	Legal settlement liability (8)	640	880
Director D	President and Chief Operating Officer (9)	300	—
Director A	Advisory services included in accrued expenses (10)	82	—
AJC Capital	Lease guaranty (11)	150	—

(1)	See Note 8 for full disclosures on debt, including the convertible notes and related extensions of scheduled maturity dates.
(2)
In November 2020, Calidi, as the borrower, opened a Line of Credit (“LOC”) with City National Bank (“CNB”) for a borrowing capacity of up to $1.0 million. As a condition of approving the LOC, CNB required a corresponding collateral amount to be provided by AJC Capital in the form of a certificate of deposit in the name of AJC Capital to be held at CNB so long as the LOC remains open, including any amounts borrowed and outstanding under the LOC. As consideration for the collateral provided by AJC Capital to CNB, Calidi issued 2,000,000 warrants to purchase common stock to AJC Capital (see Note 10). See Note 8 for full disclosures around the LOC which remained outstanding as of December 31, 2022 and 2021.

(3)
Term notes payable, including accrued interest, of approximately $500,000 issued to AJC Capital in May 2020 with 900,000 warrants to purchase common stock and stated interest rates (see Notes 8 and 10). Term notes payable in principal amount of $544,000, including accrued interest, at fair value, issued in March 2021 to Director A with 1,000,000 warrants to purchase common stock and stated interest rates (see Notes 8 and 10). In December 2022, Calidi issued various term notes in the aggregate principal amount of $1.0 million to AJC Capital, Directors A, E, and an executive’s officer’s family office (see Notes 8 and 10). All of the above term notes payable, as applicable, remained outstanding as of December 31, 2022 and 2021.

(4)	Principal balance on a business loan payable by Calidi to a bank for which AJC Capital is a guarantor to the bank for the loan (see Note 8), loan remained outstanding as of December 31, 2021.
(5)	See Note 9 for full disclosures around the SAFE instruments.
(6)
Amounts owed to AJC Capital for primarily rent expense for temporary use of personal house for company office space in 2020; in addition, amounts owed to Director D for certain consulting expenses, included in accounts payable and accrued expenses as of December 31, 2022 and 2021.

(7)
See Note 8 for full disclosures around contingently convertible notes payable, including accrued interest, accounted for using the fair value option. Director C is a partner in a partnership agreement with the Calidi investor who holds the contingently convertible notes issued by Calidi which may deem Director C’s partnership to be the beneficial owner of this contingently convertible note as of December 31, 2022 and 2021.

(8)	See Note 5 for full disclosure of a settlement liability recorded with a Co-Founder and Former Executive of Calidi.
(9)
On February 1, 2022, Calidi appointed a current board member (Director D referenced above), George K. Ng, as President and Chief Operating Officer of Calidi under an Employment Agreement (the “Ng Agreement”). Under the Ng Agreement, Mr. Ng is entitled to a base annual salary of $450,000, a signing bonus of $300,000, payable in three equal monthly installments beginning in May 2022, a grant of options to purchase 500,000 shares of Calidi common stock based on standard vesting conditions under the 2019 Plan at an exercise price of $3.86 per share as determined by the Board of Directors and acceleration of vesting of certain, previously granted stock options under the 2019 Plan (see Notes 11 and 15). Mr. Ng is also eligible for an annual bonus of up to 35% of base salary, if approved by the Board of Directors, and standard change in control and severance benefits. As of December 31, 2022, Calidi owed the remaining $100,000 to Mr. Ng for the signing bonus included in related party accrued expenses and other current liabilities.

(10)
On April 1, 2022, Calidi entered into an Advisory Agreement with Scott Leftwich (Director A referenced above), for providing certain strategic and advisory services. Director A will receive an advisory fee of $9,166 per month not to exceed $120,000 per annum, accrued and payable upon Calidi raising $10 million or more in equity proceeds, as defined in the Advisory Agreement.

(11)
In October 2022, in order for Calidi to secure and execute the San Diego Lease discussed in Note 14, Mr. Allan Camaisa provided a personal Guaranty of Lease of (the “Guaranty”) up to $900,000 to the lessor for Calidi’s future performance under the San Diego Lease agreement. As consideration for the Guaranty, Calidi agreed to pay Mr. Camaisa 10% of the Guaranty amount for the first year of the San Diego Lease, and 5% per annum of the Guaranty amount thereafter through the life of the lease, with all amounts accrued and payable at the termination of the San Diego Lease or release of Mr. Camaisa from the Guaranty by the lessor, whichever occurs first. The amount shown in the table above, represents the present value, including accreted interest as of the period shown, of the aggregate $225,000 payment due to Mr. Camaisa upon the release or termination of the Guaranty, which is included noncurrent operating lease right-of-use
liability.

8. Debt
Calidi’s outstanding debt obligations as of December 31, 2022 and 2021, including related party components, are as follows (in thousands):

	December 31, 2022
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest		Net Carrying Value
Convertible notes payable	$765	$—	$—	$39		$804
Contingently convertible notes payable, including accrued interest, at fair value	1,000	152	—		(b)	1,152
Term notes payable	2,500	—	(138)	107		2,469
Loans payable	1,000	—	—	—		1,000

Total debt	$5,265	$152	($138)	$146		$5,425

Less: current portion of long-term debt						(5,425)

Long-term debt, net of current portion						$—

	December 31, 2021
	Unpaid Balance	Fair Value Measurements	Discount	Accrued Interest			Net Carrying Value
Convertible notes payable	$1,365	$—	$—	$		(a)	$1,365
Contingently convertible notes payable, including accrued interest, at fair value	1,000	572	—			(b)	1,572
Term notes payable, including accrued interest, at fair value	500	27	(22)			(b)	505
Term notes payable	500	—	—		22		522
Loans payable	1,038	—	—		—		1,038

Total debt	$4,403	$599	$(22)		$22		$5,002

Less: current portion of long-term debt							(5,002)

Long-term debt, net of current portion							$—

(a)	Convertible notes payable issued with common stock in lieu of cash interest. See further discussion under Convertible Notes Payable section below.
(b)
Accrued interest is included in fair value measurements for contingently convertible notes payable and term notes payable, at fair value, as applicable, for the periods presented, respectively. See further disclosures under the fair value option of accounting in Note 2, Note 4, Note 8, and applicable sections below.

Scheduled maturities of outstanding debt, net of discounts are as follows (in thousands):

Year Ending December 31:
2023	5,265
Plus: fair value measurement adjustments	152
Plus: accrued interest	146
Less: discounts	(138)

Total debt	$5,425

The following discussion includes a description of Calidi’s outstanding debt as of December 31, 2022 and 2021. The weighted average interest rate related to Calidi’s outstanding debt not accounted for under the fair value option and was 8.7% and 2.7% as of December 31, 2022 and 2021, respectively. Interest expense related to Calidi’s outstanding debt not accounted for under the fair value option totaled approximately $0.2 million and $0.6 million for the year ended December 31, 2022 and 2021, respectively, which is reported within other income and expense, net, in the consolidated statements of operations. Interest expense includes interest on outstanding borrowings and the amortization of discounts associated with debt issuance costs or from the allocation of proceeds to freestanding common stock or warrants as part of the relevant financing transactions. Interest expense related to debt instruments that are accounted for under the fair value option is presented within the single line of change in fair value of debt or change in fair value of debt — related party, as applicable, in the consolidated statements of operations.
Convertible Notes Payable
2017 Convertible Note
In March 2017, Calidi issued a $150,000 convertible promissory note (the “2017 Convertible Note”) to a director and related party (see Note 7), with an original maturity date of 6 months from the date of issuance. Calidi issued shares of common stock in lieu of cash interest in the amount of one share of common stock per $1.00 of principal loaned. The value allocated to the common stock was recognized as a debt discount on the 2017 Convertible Note and the amount was insignificant. The 2017 Convertible Note allows the investor, at their election, to convert the principal amount into Series
A-1
Convertible Preferred Stock at a conversion price of $1.00. At the date of issuance, the estimated fair value of the Series
A-1
Convertible Preferred Stock was greater than the effective conversion price, which resulted in Calidi recognizing a BCF on the date of issuance as an additional debt discount with a corresponding increase to additional paid in capital in accordance with ASC
470-20.
Both the common stock and BCF debt discounts in the aggregate amounting to the principal amount of $150,000 are fully amortized. See Note 2 regarding the impact of adoption of ASU
2020-06
on January 1, 2021. At the original maturity dates, the respective 2017 Convertible Note was amended to extend the maturity date to December 31, 2021 and were amended again in December 2021 to further extend the maturity date to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates, the extinguishment had no impact to the consolidated financial statements presented herein. In March 2022, the related party investor provided notice and converted the $150,000 balance of the 2017 Convertible Note into 150,000 shares of Series
A-1
convertible preferred stock (see Note 10). The contractual conversion was recorded at carrying value and resulted in no gain or loss in the consolidated statements of operations.
2018 Convertible Notes
Between January 2018 and June 2018, Calidi issued $1.4 million of convertible promissory notes (the “2018 Convertible Notes”) to investors, including to related parties (see Note 7), with original maturity dates of 18 months from the dates of issuance. In lieu of cash interest, Calidi issued to the investors shares of common stock in the amount of four shares of common stock per $1.00 of principal loaned. The value allocated to common stock was determined based on a relative fair value basis resulting in approximately $1.0 million of debt discount to be recognized as interest expense using the effective interest method over the term of the 2018 Convertible Notes. Calidi repaid $30,000 and $120,000 of principal balance in January 2020 and December 2019, respectively, to one investor and related party 2018 Convertible Note holder. The 2018 Convertible Notes allow the investors, at their election, to convert the principal amount into Series
A-2
Convertible Preferred Stock at a conversion price of $1.75. At the original maturity dates, the remaining respective 2018 Convertible Notes were amended to extend the maturity dates to December 31, 2021, and were amended again in December 2021 to further extend the maturity dates to June 30, 2022. The amendments were accounted for as an extinguishment of the debt, however, as the above discounts were already fully amortized by the original and amended maturity dates, the extinguishments had no impact to the consolidated financial statements presented herein. In March 2022, one of the related party investors provided notice and converted

$450,000 of the 2018 Convertible Notes to into 257,143 shares of Series
A-2
convertible preferred stock (see Note 10). The contractual conversion was recorded at carrying value and resulted in no gain or loss in the consolidated statements of operations.
In July 2022, the maturity date for the remaining $765,000 of principal amount of the 2018 Convertible Notes was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2018 Convertible Notes accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the consolidated statement of operations. Calidi was in compliance with applicable debt covenants as of December 31, 2022.
Contingently Convertible Notes Payable, at fair value
2019 Contingently Convertible Notes, at fair value
In 2019, Calidi issued $2.3 million of contingently convertible promissory notes (the “2019 Contingently Convertible Notes” or “2019 CCNPs”) to certain investors, including to related parties (see Note 7), with original maturity dates of 28 to 31 months from the dates of issuance. The 2019 CCNPs accrue interest at 5% per annum, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may elect to prepay principal and accrued interest at any time. Upon a next equity financing of at least $8.0 million, the principal and accrued interest will automatically convert into the type of stock issued in the financing at the lower price of a per share conversion price equal to: (i) 80% of the per share price paid by investors in the financing; or (ii) 80% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of the amendment, or $2.40 per share (“valuation cap”). In addition, upon a next equity financing, the investors will be issued a warrant equal to 30% of principal at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued.
Calidi has elected to measure the 2019 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and, as a result, Calidi records any changes in fair value within change in fair value of debt on the consolidated statements of operations. Calidi has elected to also include the component related to accrued interest within the single line of change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 4 for further details.
Prior to January 1, 2021, Calidi repaid certain investors and related party contingently convertible note holders the entire principal balance of $150,000 and an investor elected to convert principal and accrued stated interest balance of $213,300 into shares of common stock.
From August 2021 through December 2021, the $2.0 million of then outstanding unpaid principal balances of the 2019 CCNPs plus accrued interest were exchanged for an equivalent amount of SAFE agreements as described in Note 9. All 2019 CCNP agreements were exchanged into the SAFE agreements, which included the cancellation of applicable contingently issuable warrants upon the exchange to the SAFE agreements (see Note 9).
2020 Contingently Convertible Notes, at fair value
In 2019 and 2020, Calidi issued $4.0 million in convertible promissory notes to two investors that mature in January 2023 (the “2020 Contingently Convertible Notes” or “2020 CCNPs”). The 2020 CCNPs accrue interest at 5% per annum, compounded yearly, that is due and payable at maturity unless otherwise converted prior to maturity. Calidi may not elect to prepay the principal and interest without the written consent of the lenders.

Upon a next equity financing of at least $8.0 million, for the principal and accrued interest through that date, the holder, at their sole election, may exercise the conversion option into the type of stock issued in the financing at the lower price equal to: (i) 70% of the per share price paid by investors in the financing; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance; or (iii) $2.00 (“valuation cap”). In addition, upon a next equity financing occurring, the investors will also receive a warrant equal to 30% of principal invested at an exercise price equal to the per share price paid by investors in the financing. These contingent warrants are accounted for when the contingency is resolved, and the contingent warrants are issued. Calidi evaluated whether the 2020 CCNPs contained a BCF in accordance with
ASC 470-20
and determined that a BCF that is contingent upon on the next equity financing occurring is not recognized until the contingency is resolved. The contingency had not been resolved as of December 31, 2022. See Note 2 regarding the impact of adoption of ASU
2020-06
on January 1, 2021.
Upon a change of control, the investor will have the option to receive a cash payment equal the principal and accrued interest or convert the principal and accrued interest into shares of Calidi’s preferred stock to be issued, at a per share conversion price equal to: (i) 70% of the implied price per share of such preferred stock from such change of control; or (ii) 70% of a per share price equal to $100.0 million divided by the total number of issued and outstanding shares as of the date of issuance. Upon an event of default, each investor will receive a cash payment equal the principal and accrued interest.
Calidi has elected to measure the 2020 CCNPs, including accrued interest and contingently issuable warrants, using the fair value option under ASC 825 and records all changes in fair value included in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 CCNPs.
In September 2021, $3.0 million unpaid principal balance for one of the 2020 CCNPs plus accrued interest was exchanged for an equivalent amount of a SAFE agreement, which included the cancellation of the applicable contingently issuable warrants upon the exchange into the SAFE (see Note 9). As of December 31, 2022 and 2021, the remaining $1.0 million in unpaid principal remained outstanding for the 2020 CCNPs with one investor that is also a related party (see Note 7). Calidi was in compliance with applicable debt covenants related to the 2020 CCNPs as of December 31, 2022.
Term Notes Payable
2022 Term Note Payable
In November and December 2022, Calidi issued $1,500,000 of secured term notes payable (the “2022 Term Notes”) to investors, including to related parties (see Note 7). The 2022 Term Loans bear simple interest of 24% per annum, of which 14% is payable in cash at maturity and the remaining 10% of the principal amount invested was paid in shares of Calidi common stock, valued at $3.86 per share. Upon issuance of the common stock related to the 2022 Term Notes, Calidi recorded as debt discount of $150,000, which is being amortized using the effective interest method over the term of the debt. The 2022 Term Notes mature on the earliest of the following: (i) one year from execution of the respective 2022 Term Notes, or (ii) the date the Company receives gross proceeds from a single transaction wherein the Company receives $20 million or more for the purchase of its common or preferred stock.
The 2022 Term Notes are accounted for at amortized cost and accrue interest according to the terms of the agreement. As of December 31, 2022, the interest rate of the 2022 Term Notes was 14% and the total carrying value, including accrued interest and net of debt discount, was $1.4 million.
Calidi was in compliance with applicable debt covenants related to the 2022 Term Note as of December 31, 2022.

2021 Term Note Payable
In January 2021, Calidi entered into a note agreement with a related party investor and director to borrow up to $500,000 (“2021 Term Note”). In March 2021, Calidi issued the full amount of the 2021 Term Note and concurrently issued warrants to purchase 1,000,000 shares of Calidi common stock at an exercise price of $1.00 per share (see Note 10). The 2021 Term Note bears interest at a rate equal to variable
30-day
LIBOR plus 3%, subject to floor of 2% and matures on the earliest of the following: (i) one year from execution of the 2021 Term Note, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreement.
Upon original issuance, Calidi elected to measure the 2021 Term Note, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2021 Term Note.
In March 2022, upon the scheduled maturity of the outstanding 2021 Term Note, the holder and Calidi agreed to extend the maturity date for the 2021 Term Note to the earlier of i) September 30, 2022 or ii) Calidi’s completion of a qualified financing of $5 million or more. All other terms and conditions remained substantially unchanged. The debt amendments occurred at the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date. As the fair values of the amended term note approximated the original term, no gain or loss was recorded in the consolidated statement of operations for the year ended December 31, 2022.
The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement.
In July 2022, the maturity date of the 2021 Term Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2021 Term Note will accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the consolidated statement of operations for the year ended December 31, 2022. As of December 31, 2022 and 2021, the interest rate of the 2021 Term Notes was 10% and 3.1% and the total carrying value, including accrued interest was approximately $544,000 and $505,000, respectively.
Calidi was in compliance with applicable debt covenants related to the 2021 Term Note as of December 31, 2022.
2020 Term Notes Payable
In 2020, Calidi issued $600,000 of secured term notes payable (the “2020 Term Notes”) to investors, including to related parties (see Note 7). Calidi also issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (see Note 10). The investors of the $450,000 portion of the 2020 Term Notes receive interest at a rate equal to variable
30-day
LIBOR plus 3%, subject to floor of 2% and two warrants to purchase shares of Calidi common stock for each dollar of principal invested, while the investors of the remaining $150,000, in lieu of a stated interest rate, received one warrant to purchase shares of Calidi common stock for each dollar of principal invested. The 2020 Term Notes mature on the earliest of the following: (i) one year from execution of the 2020 Term Notes, (ii) Calidi’s completion of certain qualified financings, (iii) the occurrence of a change of control, or (iv) the occurrence of an event of default, as defined in the note agreements. In April 2020, Calidi repaid the principal for one lender within the 2020 Term Notes totaling $100,000 which did not have a stated interest rate.
Upon original issuance, Calidi elected to measure the 2020 Term Notes, including accrued interest, using the fair value option under ASC 825 and record all changes in fair value, including accrued interest, in change in fair value of debt and change in fair value of debt — related party on the consolidated statements of operations. See Note 2 under the
Fair value option of accounting
section and Note 4 for a full discussion of the valuation methodologies and other details related to the 2020 Term Notes.
In June 2021, upon the scheduled maturity of the outstanding 2020 Term Notes, the holders and Calidi agreed to extend the maturity dates for all remaining 2020 Term Notes to June 30, 2022, in exchange for 10% of the principal amount in shares of common stock as an extension fee, while all other terms and conditions remained substantially unchanged. The extension fee resulted in the issuance of 50,000 shares of common stock with a fair value of $35,500. The debt amendments were at the stated maturity and resulted in the application of extinguishment accounting in accordance with
ASC 470-50.
Calidi recorded a loss on debt extinguishment of $35,500 in the consolidated statements of operations based on the difference between the fair value of the amended term notes of approximately $515,000, the fair value of common stock issued of $35,500 and the carrying amount of the original term notes of $515,000. Due to the fair value election, the carrying value of the original term notes equals the fair value at extinguishment date.
The extinguishment accounting resulted in an event that requires remeasurement of eligible items at fair value, initial recognition of eligible items, thereby resulting in an election date for the fair value option under ASC 825. Calidi did not elect to measure the amended term notes using the fair value option at the extension date, accordingly, following the extension the amended term notes are accounted for at amortized cost and accrue interest according to the terms of the agreement.
In July 2022, the maturity date of the 2020 Term Note was extended to the earlier of i) June 30, 2023 or ii) Calidi’s completion of a qualified financing of $15 million or more. The amended 2020 Term Note will accrue interest at 10% per annum. All other terms and conditions remained substantially unchanged. The debt amendment occurred close to or upon the stated maturity date and resulted in the application of extinguishment accounting in accordance with ASC
470-50.
The carrying value of the original notes equals the fair value at extinguishment date, which resulted in no gain or loss recorded in the consolidated statement of operations for the year ended December 31, 2022. As of December 31, 2022 and 2021, the interest rate of the 2020 Term Notes was 10% and 3.1% and the total carrying value, including accrued interest was $550,000 and $522,000, respectively.
Calidi was in compliance with applicable debt covenants related to the 2020 Term Notes as of December 31, 2022.
Loans Payable
2020 Paycheck Protection Program Loan
In 2020, Calidi received loan proceeds in the amount of $291,060 under the Paycheck Protection Program (“PPP”) (“2020 PPP”) loan through Calidi’s lender, which is guaranteed by the U.S. Small Business Administration (“SBA”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for SBA guaranteed loans to qualifying entities for amounts of up to 2.5 times the average monthly payroll and other eligible expenses of the qualifying entity. The loans and accrued interest are forgivable as long as the borrower submits a timely request and uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the program. The 2020 PPP loan promissory note also contains customary borrower default provisions and lender remedies, including the right of the lender to require immediate repayment in full the outstanding principal balance of the loan with accrued interest. Calidi used the entire 2020 PPP loan proceeds for qualifying expenses.
The 2020 PPP loan accrued simple interest at a rate of 1% percent per annum and had an original maturity date of April 16, 2022. In May 2021, Calidi was notified by the lender and through the SBA that the 2020 PPP loan, together with all accrued interest, amounting to approximately $294,000 had been fully forgiven under the provisions of the PPP program. Calidi continued to accrue interest on the 2020 PPP loan until the forgiveness date. Calidi recorded a gain on extinguishment of debt of approximately $294,000 for the 2020 PPP Loan, including accrued interest, during the year ended December 31, 2021.
2021 Paycheck Protection Program Loan
On March 11, 2021, Calidi received its second PPP loan in the principal amount of $379,200 (“2021 PPP”). The 2021 PPP loan bears interest at a rate of 1% per annum and matures on March 11, 2026. Under the provisions of the 2021 PPP loan, the principal amount and accrued interest was subject to forgiveness by the SBA. In October 2021, Calidi was notified by the lender and through the SBA that the 2021 PPP loan, together with all accrued interest, had been fully forgiven under the provisions of the PPP program. Calidi recorded a gain on extinguishment of debt of approximately $381,000 for the 2021 PPP Loan, including accrued interest, during the year ended December 31, 2021.
2020 Business Loan
In 2020, Calidi entered into a Business Loan and Security Agreement with a lender (the “2020 Business Loan”). The principal amount of the 2020 Business Loan is $150,000, payable in installments of $10,083 per month, until maturity date of 18 months from date of issuance at an effective annual interest rate of approximately 25.1%. The 2020 Business Loan is collateralized by Calidi’s assets and guaranteed by its largest shareholder and CEO, who was an assigned guarantor (see Note 7). In April 2022, the 2020 Business Loan was paid off in full.
2020 Line of Credit
In 2020, Calidi opened a line of credit with a third-party bank for a borrowing capacity of up to $1.0 million (“2020 Line of Credit” or “LOC”). All principal amounts borrowed on the 2020 Line of Credit, including any accrued paid unpaid interest, was to mature on October 26, 2021, and any amounts borrowed may be repaid by Calidi without penalty at any time before maturity. In 2021, Calidi borrowed the full $1.0 million that was available under its 2020 Line of Credit which remained outstanding as of December 31, 2022 and 2021. The amounts borrowed bear interest at a rate of 1.6% per annum applied to the outstanding principal balance multiplied by the actual number of days the principal balance is outstanding, such interest payments are due monthly. As of December 31, 2022, Calidi was in compliance with applicable covenants of the 2020 Line of Credit.
As a condition of approval of the 2020 Line of Credit, the bank required collateral to be provided by AJC Capital to the bank held in the name of AJC Capital. As consideration for the AJC Capital collateral provided to the bank, Calidi issued to the shareholder warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (see Notes 5 and 7).
In October 2021, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 29, 2022, with substantially the same terms and condition. Calidi performed a borrowing-capacity analysis in accordance with
ASC 470-50
and determined that the borrowing capacity of the amended LOC exceeds the borrowing capacity under the original LOC. There were no unamortized costs or new lender fees relating to the renewal and, therefore, the entire $1.0 million principal balance was carried forward as of the renewal date and remains outstanding as of December 31, 2022.
In October 2022, upon the scheduled maturity, the lender renewed the 2020 Line of Credit for another year to October 26, 2023. The interest rate was increased to a fixed rate of 2.5% per annum based on current market conditions. All other terms and conditions remained substantially unchanged.
9. Simple Agreement for Future Equity
2022 SAFEs
From January 2022 through December 31, 2022, Calidi entered into SAFE agreements with various investors to raise aggregate proceeds of approximately $10.8 million (“2022 SAFEs”) of which approximately $0.2 million was provided in advisory services in lieu of cash. The 2022 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2022 SAFEs will automatically convert into the type of stock issued in the financing at a defined conversion price, generally equal to the number of shares resulting from the purchase amount of the SAFE divided by a discount ranging from 70% to 80% of the per share price paid by investors in the financing. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2022 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.
2021 SAFEs
From March 2021 through year ended December 31, 2021, Calidi entered into SAFE agreements with various investors and related parties to raise aggregate proceeds of $7.9 million (“2021 SAFEs”). The 2021 SAFEs have no maturity dates and bear no interest. Upon a qualified financing, as defined in the agreements, which includes a capital raise equal to or greater than $10.0 million, the purchase amounts under the 2021 SAFEs will automatically convert into the type of stock issued in the financing at the greater number of shares resulting from, i) the purchase amount of the SAFE divided by 80% of the per share price paid by investors in the financing, or ii) the purchase amount of the SAFE divided by $3.62 per share. Other conversion events include a SPAC merger, a change of control or an initial public offering (“IPO”). Upon an event of dissolution and to the extent sufficient funds are available, the holders of the 2021 SAFEs, on a pari passu basis with the holders of Convertible Preferred Stock, shall be entitled to receive a cash payment equal the purchase amount, prior to and in preference to any distribution of any of the assets or surplus funds to the holders of common stock.
In June 2021, Calidi amended certain outstanding 2021 SAFEs to align the conversion prices with those above. The amendments were determined to be a substantial change in the original instrument and resulted in the application of extinguishment accounting. Although the 2021 SAFE amendments were determined to contain a substantial change from the original instrument and resulted in the application of extinguishment accounting, because of the valuation technique used described in Note 4, the derived fair values were not impacted by the amendment, resulting in no gain or loss on extinguishment.
Exchange of CCNPs to SAFEs (“CCNP Conversions”)
As described in Note 8, from August 2021 through December 2021, of the $6.0 million aggregate in principal amount outstanding, which had previously been purchased by investors in the 2020 and 2019 CCNPs, $5.0 million in principal and accrued interest were exchanged for SAFE instruments similar in terms and conditions to the 2021 SAFE instruments described above, except for the valuation caps, which were retained in the conversion as per the issuance terms of the 2020 and 2019 CCNPs (see Note 8). This exchange is collectively referred to as the “CCNP conversions”. Upon completion of the CCNP conversions, the 2020 and 2019 CCNPs were terminated and canceled, including any rights to contingent warrants, which were also canceled without future rights to any warrants and resulted in the application of extinguishment accounting of the 2020 and 2019 CCNPs.
Calidi recorded a loss on debt extinguishment of approximately $0.7 million based on the difference between the fair value of $6.2 million of the newly issued SAFEs in the CCNP conversions and the carrying amount of $5.5 million of the 2020 and 2019 CCNPs at the conversion date. Due to the fair value election of the 2020 and 2019 CCNPs, the carrying value equals the fair value at the extinguishment date.
As of December 31, 2022 and 2021, one related party investor holds the remaining $1.0 million in principal amount of the 2020 CCNPs has elected not to convert to a SAFE instrument. The one related party still retains the 2020 CCNP instrument, including contingently issuable warrants and accrued interest, as per the original terms, which has a scheduled maturity in September 2022 (see Notes 7 and 8). There can be no assurance that the remaining investor will convert to a SAFE instrument prior to the maturity of the 2020 CCNP.
All of the issued SAFEs represent obligations that Calidi must settle by issuing a variable number of equity shares based on a fixed monetary value at the inception of the SAFE based on the amount invested. Therefore, the SAFEs are classified as mark-to-market
liabilities pursuant to ASC 480 in current liabilities because of the anticipated settlement or conversion of the SAFEs based on Calidi’s expectation of a completion of a qualified financing in the next twelve months. Calidi records the changes in fair value of all SAFEs each reporting period in change in fair value of debt and change in fair value of debt — related party, on the consolidated statements of operations. See Note 2 under the
Fair value measurements
section and Note 4 for a full discussion of the valuation methodologies and other details related to SAFE instruments.
10. Convertible Preferred Stock, Common Stock and Stockholders’ Deficit
Convertible Preferred Stock
Pursuant to the Second Amended and Restated Articles of Incorporation filed on February 10, 2022 (“the Second Amended Articles”), Calidi is authorized to issue a total of 40,000,000 shares of preferred stock, par value $0.0001 per share.
During the year ended December 31, 2022, Calidi issued 150,000 shares of Series
A-1
and 257,143 shares of Series
A-2
convertible preferred stock in connection with the conversion of the 2017 Convertible Note and a certain 2018 Convertible Note, respectively, issued to a related party (see Note 8).
The authorized, issued and outstanding shares and other information related to Calidi’s Convertible Preferred Stock is presented below as follows (in thousands, except share amounts):

	December 31, 2022
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000	10,402,285	$2,080	$1,354
Series A-1	5,000,000	4,316,400	4,316	3,871
Series A-2	4,000,000	2,544,883	4,454	4,376

	19,500,000	17,263,568	$10,850	$9,601

	December 31, 2021
	Shares Authorized		Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Founders	10,500,000		10,402,285	$2,080	$1,354
Series A-1		(a)	4,166,400	4,166	3,721
Series A-2		(a)	2,287,740	4,004	3,926
Series B	20,000,000		—	—	—

	30,500,000	(a)	16,856,425	$10,250	$9,001

(a)
Prior to the Second Amended Articles and of the 40,000,000 total shares of preferred stock authorized, 9,000,000 shares were designated as Series A preferred stock which may be used in aggregate for purposes of issuances of Series
A-1
and Series
A-2
convertible preferred stock, and 20,000,000 were designated as Series B convertible preferred stock. The Series B convertible preferred stock was canceled pursuant to the filing of the Second Amended Articles.

Dividends
There is no stated per annum dividend rate within the Convertible Preferred Stock agreements. When or if a dividend is declared by the board of directors, the holders of the outstanding shares of Convertible Preferred Stock are entitled to first receive a dividend at least equal to the dividend payable on common stock as if all Convertible Preferred Stock had been converted to common stock. Since inception and through the date of this Report, no cash dividends have been declared or accrued.
Liquidation preferences
In the event of any liquidation or deemed liquidation event such as dissolution, winding up, or loss of control, either voluntary or involuntary, the holders of Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds to the holders of common stock, an amount equal to the Convertible Preferred Stock original issue price plus any declared and unpaid dividend or such amount per share were the Convertible Preferred Stock be converted into common stock. Liquidation payments to the holders of Convertible Preferred Stock have priority and are made in preference to any payments to the holders of common stock. The liquidation preferences as of December 31, 2022 and 2021 are reported above.
Voting rights
The holder of each share of Convertible Preferred Stock is entitled to one vote for each share of common stock into which it would convert.
At any time when at least 25% of the initially issued shares of the Founders convertible preferred stock remain outstanding, approval of a majority of the Founders convertible preferred stock is required for certain matters, as defined in the Amended Articles, such as (a) amending Calidi’s Certificate of Incorporation which alter the terms of the Founders convertible preferred stock in an adverse manner, (b) an increase or decrease the authorized numbers of shares of any stock, (c) the authorization or creation any new class of stock that are senior to the existing Convertible Preferred Stock, (d) the redemption or repurchase of any shares of stock, (e) the declaration or payment any dividend or otherwise make a distribution to shareholders, (f) the increase or decrease the number of directors of Calidi, or (g) the consent, agree or commit to a liquidation or deemed liquidation event.
Conversion
The shares of Convertible Preferred Stock are convertible into one share of common stock at any time, at the option of the holder, subject to certain antidilutive adjustments, including stock splits, combinations, common stock dividends and distributions, reclassification, recapitalization, merger, and consolidation. The conversion ratio is equal the original issuance price of the respective preferred shares which is $0.20 for Founders convertible preferred stock, $1.00 for Series convertible preferred stock and $1.75 for Series
A-2
convertible preferred stock.
All of the Convertible Preferred Stock shares would automatically convert into the number of shares of common stock determined in accordance with the conversion rate upon any of the following: (a) by vote or written consent of a majority of the holders of the outstanding Convertible Preferred Stock or (b) upon the closing of an initial public offering.
Calidi evaluated whether the Convertible Preferred Stocks embedded optional and automatic conversion features represented a BCF in accordance with ASC
470-20
and determined that the optional conversion features were not beneficial to the holder at the time of the Convertible Preferred Stocks respective original issuance dates. In addition, the automatic conversion features which are contingent upon on the occurrence of a future event resulted in contingent BCFs at the Convertible Preferred Stock issuance dates, however, in accordance with ASC
470-20,
a contingent BCF is not recognized until the contingency is resolved. See Note 2 regarding the impact of adoption of ASU
2020-06
on January 1, 2021.
Common Stock
Pursuant to the Second Amended Articles, Calidi is authorized to issue 120,000,000 shares of common stock, par value $0.0001 per share, of which 20,622,204 and 19,928,108 shares were issued and outstanding as of December 31, 2022 and 2021, respectively. Since inception to date, no dividends have been declared or paid. Issuance costs related to common stock issuances during all periods presented were immaterial.
During the year ended December 31, 2022, Calidi issued 263,646 shares of common stock from exercises of stock options (see Note 11), 141,590 shares of common stock related for certain services in lieu of cash, 250,000 shares in conjunction with a lawsuit settlement (see Note 14), and 38,860 shares in lieu of cash interest in conjunction with certain term note agreements (see Note 8).
During the year ended December 31, 2021, Calidi raised $35,000 through the issuance of 35,000 shares of common stock, and $100,000 from the exercise of stock options (see Note 11); Calidi also issued 121,735 shares of common stock related to approximately $122,000 of consulting services provided to Calidi reported as research and development in the accompanying consolidated statements of operations.
As of December 31, 2022, common stock reserved for future issuance consisted of the following:

Conversion of convertible preferred stock	17,263,568
Common stock warrants outstanding	4,050,000
Conversion of convertible notes payable	437,143
Common stock options issued and outstanding	23,914,458
Shares available for future issuance under the 2019 Equity Incentive Plan	1,221,896

46,887,065

Warrants
2021 Term Note Warrants
In connection with the 2021 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share (“2021 Term Note Warrants”). The 2021 Term Note Warrants shall terminate and expire upon the earliest to occur of the following:

i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The Note Warrants are classified as equity in accordance with ASC 815. Calidi has elected to measure the 2021 Term Notes Payable using the fair value option under ASC 825 discussed in Notes 2 and 6. Accordingly, Calidi allocated the proceeds from the 2021 Term Notes Payable to the associated 2021 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $22,000 of residual value being allocated to the 2021 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.
2020 Term Note Warrants
In connection with the 2020 Term Notes Payable financings discussed in Note 8, Calidi issued warrants to purchase 1,050,000 shares of common stock at an exercise price of $1.00 per share (“2020 Term Note Warrants”). The 2020 Term Note Warrants shall terminate and expire upon the earliest to occur of the following: i) on the tenth anniversary of the issuance date or ii) a completion of an IPO under the Securities Act of 1933 or consummation of a deemed liquidation event as defined in the Amended Articles. The 2020 Note Warrants are classified as equity in accordance with ASC 815. Accordingly, Calidi allocated the proceeds from the 2020 Term Notes Payable to the associated 2020 Term Note Warrants based on the residual method of allocation prescribed by ASC 815. This resulted in approximately $63,000 of residual value being allocated to the 2020 Term Note Warrants with a corresponding increase to additional paid in capital on date of issuance.
2020 LOC Warrants
In connection with the 2020 Line of Credit discussed in Note 8, Calidi issued warrants to purchase 2,000,000 shares of common stock at an exercise price of $1.00 per share (“2020 LOC Warrants”). The 2020 LOC Warrants have a termination provision and are equity classified similar to the provisions of 2020 Term Note Warrants. At the time of issuance, the fair value of the 2020 LOC Warrants was estimated to be $634,000 and recorded as a deferred financing fee with a corresponding increase to additional paid in capital. This amount was included within deferred financing fees and other noncurrent assets on the consolidated balance sheet and is being amortized to interest expense in the consolidated statements of operations over the term of the 2020 Line of Credit (see Note 8).
The estimated fair value of the 2020 LOC Warrants was determined using the Black-Scholes option pricing model which, among other factors, utilized key inputs such as the share price of the underlying common stock at the valuation date, the exercise price, the expected life of the 2020 LOC Warrants, which were estimated to be the at the future liquidity event that would result in the termination of the warrant, risk-free interest rates, expected dividends and expected volatility commensurate with the expected life. The determination of the 2020 LOC Warrants fair values is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its 2020 LOC Warrants fair values and the resulting financial statement impacts from those values may have been significantly different.
There were no warrants issued during the year ended December 31, 2022. As of December 31, 2022 and 2021, there was an aggregate of 4,050,000 warrants issued and outstanding with a weighted average exercise price of $1.00 per share and weighted average remaining contractual life (in years) of 7.87 and 8.87, respectively.

The following table summarizes Calidi’s aggregate warrant activity for the twelve months ended December 31, 2022.

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2022	4,050,000	$1.00	8.87
Issued	—	—	—
Exercised	—	—	—
Cancelled	—	—	—

Outstanding at December 31, 2022	4,050,000	$1.00	7.87

11. Stock-Based Compensation
Equity Incentive Plans
Calidi had adopted its 2016 Stock Option Plan (the “2016 Plan”) under which Calidi was authorized to grant stock options, restricted stock, a stock appreciation right, or a restricted stock unit award. In June 2019, Calidi reincorporated in Nevada and adopted the 2019 Equity Incentive Plan (the “2019 Plan”) to replace the 2016 Plan. Other than the change of plan name and incorporation state, all the terms of the 2016 Plan were carried over into the 2019 Plan. In adopting the 2019 Plan, Calidi terminated the 2016 Plan and may no longer grant any additional stock options or sell any stock under restricted stock purchase agreements under the 2016 Plan; however, stock options issued under the 2016 Plan will continue to be in effect in accordance with their terms and the terms of the 2019 Plan, which are substantially the same terms as the 2016 Plan, until the exercise or expiration of the individual options awards.
The 2019 Plan reserved the right for the Board of Directors as the administrator of the plans (the “Administrator”) to issue up to up to 25,500,000, as amended in May 2022, including stock options (“Options”), restricted stock awards (“Restricted Stock”), dividend equivalents award, a stock payment award, restricted stock units (“RSUs”) or stock appreciation rights (“SARs”), (collectively “Awards”), according to its discretion. Awards may be granted under the 2019 Plan to Calidi employees, directors, and consultants. To date, however, the Administrator has not issued any Restricted Stock, RSUs, dividend equivalents awards, stock payment awards or SARs. Options remain as the sole outstanding type of award under both Plans.
Awards may vest and thereby become exercisable or have restrictions on forfeiture lapse on the date of grant or in periodic installments or upon the attainment of performance goals, or upon the occurrence of specified events depending on the Administrator’s discretion. The Administrator has broad authority to determine the terms and conditions of any Award granted pursuant to the 2019 Plan including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof as the Administrator, in its sole discretion may determine.
No Awards may be granted under the 2019 Plan with a term of more than ten years and no Awards granted may be exercised after the expiration of ten years from the date of grant.
Stock Options
Options granted under the 2019 Plan may be either “incentive stock options” within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or
“non-qualified”
stock options that do not qualify incentive stock options. Incentive stock options may be granted only to Calidi employees and employees of domestic subsidiaries, as applicable. The exercise price of stock options shall be equal to or greater than the fair market value of Calidi common stock on the date the option is granted. In the case of an optionee who, at the time of grant, owns more than 10% of the combined voting power of all classes of Calidi stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the common stock on the grant date, and the term of the option may be no longer than five years. The aggregate fair market value of common stock (determined as of the grant date of the option) with respect to which incentive stock options become exercisable for the first time by an optionee in any calendar year may not exceed $100,000, otherwise it will be classified as a
Non-Qualified
Stock Option.
The exercise price of an option may be payable in cash or in common stock, or in a combination of cash and common stock, or other legal consideration for the issuance of stock as the Board or Administrator may approve.
Generally, options vest over four years and will be exercisable only while the optionee remains an employee, director or consultant, or during the three months thereafter, but in the case of the termination of an employee, director, or consultant’s services due to death or disability, the period for exercising a vested option shall be extended to the earlier of twelve months after termination or the expiration date of the option. Certain option awards provide for accelerated vesting if there is a change in control as defined in the 2019 Plan.
Option awards activity
A summary of the 2019 Plan option activity and related information follows (in thousands except weighted average exercise price):

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at January 1, 2022	3,014	21,886	$0.63	$5,392

Option plan increase	500	—	$—	—
Options granted	(3,490)	3,490	$3.86	—
Options exercised	—	(264)	$0.43	—
Options forfeited or cancelled	1,198	(1,198)	$0.41	—

Balance at December 31, 2022	1,222	23,914	$1.11	$4,840

Exercisable at December 31, 2022		17,112	$0.66	$4,670

See Note 15 for repricing of stock options previously granted with an exercise price of $3.86 per share.
Additional information regarding Calidi’s outstanding stock options is summarized below:

	Options Outstanding at December 31, 2022
Exercise Prices	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.20 – 0.25	9,999	4.14	$0.25
$0.75 – 1.00	9,107	7.44	$0.94
$1.01 – 1.67	1,342	8.75	$1.67
$3.86 (see Note 15)	3,466	9.34	$3.86

$0.20 – 3.86	23,914	7.48	$1.11

Calidi recorded stock-based compensation expense in the following categories on the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Research and development	$747	$220
General and administrative	3,775	1,107
Total stock-based compensation expense	$4,522	$1,327
As of December 31, 2022, the total unamortized stock-based compensation expense related to stock options was approximately $10.2 million expected to be amortized over an estimated weighted average life of 3.2 years. The weighted-average estimated fair value of stock options with service-conditions granted during the years ended December 31, 2022 and 2021 was $2.85 and $0.63 per share, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2022	2021
Expected life (in years)	6.00	6.00
Risk-free interest rates	2.09%	1.32%
Volatility	88.35%	79.88%
Dividend yield	0.0%	0.0%
The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Calidi had made different assumptions, its stock-based compensation expense and net loss for the years ended December 31, 2022 and 2021 may have been significantly different.
Calidi does not recognize deferred income taxes for incentive stock option compensation expense and records a tax deduction only when a disqualified disposition has occurred.
12. Customer Contracts
On June 22, 2021, Calidi entered into a research collaboration agreement (the “Research Collaboration Agreement” or “Agreement No. 1”) with a customer (the “Customer”), to perform certain tests on three different grade stem cell lines with the purpose of exploring the in-vitro
feasibility amplification potential of the Customer’s own oncolytic adenovirus in development. In consideration for Calidi’s services, the Customer paid Calidi a one-time
upfront payment of $44,000 for those services.
On October 4, 2021, Calidi and the Customer entered into Amendment No. 1 of the Research Collaboration Agreement (“Amendment No. 1”) whereby Calidi agreed to perform certain in-vivo
therapeutic efficacy tests of the Customer’s oncolytic adenovirus, as defined in Amendment No. 1. In consideration for Calidi’s services, the Customer agreed to pay $450,000, of which $225,000 was paid within ten days of the execution of Amendment No. 1 and the remaining $225,000 was paid within ten days of Calidi’s submission of a final report to the Customer, which was delivered and paid in January 2022.
Calidi analyzed Agreement No. 1 and Amendment No. 1 in accordance with ASC 808 and ASC 606 and concluded that the agreements represent customer relationship contracts measured under the scope of ASC 606 and accounted for Amendment No. 1 as a contract modification that qualified as a separate contract measured under the requirements of ASC 606.
The services under Agreement No. 1 required Calidi to deliver a cytotoxicity profile of the stem cell lines and the viral amplification data to the Customer, which represented one combined performance obligation. In consideration for Calidi’s services, the Customer paid Calidi a one-time
upfront payment of $44,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.
The services under Amendment No.1 required Calidi to deliver a final report consisting of the results of certain in-vivo
therapeutic efficacy tests of the Customer’s oncolytic adenovirus, which also represented one performance obligation. Calidi recognizes revenue on its single performance obligation over the period during which the services are being performed for the Customer, which is the generation of data provided to the Customer as the work progressed on multiple in-vivo
therapeutic efficacy tests for the Customer’s own oncolytic adenovirus. In consideration for Calidi’s services, the Customer agreed to pay Calidi a total of $450,000, which was identified as the entire transaction price and allocated to the single combined performance obligation.
Revenue related to the performance obligations was recognized over time as the services were performed, based on Calidi’s progress to satisfy the performance obligations. For the year ended December 31, 2021, Calidi recognized an aggregate $449,000 as service revenues under Agreement No. 1 and Amendment No. 1.
During the year ended December 31, 2021, there was $180,000 of revenue recognized, prior to contractual billings with the Customer under Amendment No.1. As Calidi expected to have an unconditional right to receive the consideration in the next twelve months, this contractual asset was included in prepaid expenses and other current assets in Calidi’s consolidated balance sheet as of December 31, 2021. As of December 31, 2022, the contractual asset was offset by the scheduled billing and collection of the remaining $225,000 under Amendment No. 1. Accordingly, for the year ended December 31, 2022, the project under Amendment No. 1 was completed and Calidi recognized the remaining $45,000 of service revenues in that period.
13. Income Taxes
Since inception, Calidi has incurred net operating losses primarily for U.S. federal and state income tax purposes and has not reflected any benefit of such net operating loss carryforwards for any periods presented herein. For the years ended December 31, 2022 and 2021, no U.S. provision or benefit for income taxes was recorded and an insignificant amount of German provision for income taxes was recorded as presented on the consolidated statements of operations.
Income taxes during the years ended December 31, 2022 and 2021 differed from the amounts computed by applying the applicable U.S. federal income tax rates indicated to pretax loss from operations as a result of the following:

	2022	2021
Computed tax benefit at federal statutory rate	21%	21%
Permanent differences	—%	—%
State tax benefit	6%	7%
Stock based compensation	(1)%	(1)%
Foreign tax rate differential	—%	—%
Change in valuation allowance	(24)%	(25)%
Research and development credit	—%	(1)%
Change in fair value of debt	(2)%	(1)%

	—%	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The primary components of the deferred tax assets and liabilities at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$10,102	$7,301
Research and development credit carryforwards	404	254
Stock-based and other compensation	1,616	802
Lease liability	12	42
Capitalized research and development expenditures	1,306	—
Transaction and financing costs	537	—
Depreciation and amortization	207	—
Accrued liabilities and other reserves	1,376	1,057

Total deferred tax assets	15,560	9,456
Right-of-use and other assets	(10)	(57)

Total deferred tax liabilities	(10)	(57)

Valuation allowance	(15,550)	(9,399)

Net deferred tax asset	$—	$—

As of December 31, 2022, Calidi had net operating loss carryforwards of approximately $37.0 million for U.S. federal income tax purposes and $42.1 million for state income tax purposes. Federal net operating losses generated on or prior to December 31, 2017, expire in varying amounts between 2034 and 2037, while federal net operating losses generated after December 31, 2017 of approximately $29.0 million carryforward indefinitely. The state net operating losses expire in varying amounts between 2034 and 2042.
As of December 31, 2022, Calidi has research and development credit carryforwards for federal purposes of $0.4 million and for state purposes of $0.5 million. The federal credits will expire between 2040 and 2042, while the state credits have no expiration.
Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. Calidi does not believe such an ownership change occurred for the periods presented.
A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. Calidi established a full valuation allowance for all periods presented due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The change in the valuation allowance was $6.1 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively.
Calidi has uncertain tax benefits (“UTBs”) totaling approximately $1.2 million and $1.1 million as of December 31, 2022 and 2021, respectively, which were netted against deferred tax assets subject to valuation allowance. The UTBs had no effect on the effective tax rate and there would be no cash tax impact for any period presented. Calidi does not expect its UTBs to change significantly over the next twelve months.
A reconciliation of the beginning and ending unrecognized tax benefit amount is as follows (in thousands):

	December 31,
	2022	2021
Balance at the beginning of the year	$1,077	$965
Additions based on tax positions related to current year	162	106
Adjustments based on tax positions related to prior years	—	6

Balance at end of year	$1,239	$1,077

Calidi files U.S. federal income tax return as well as California and foreign income tax returns. For jurisdictions in which tax filings have been filed, all tax years remain open for examination by the federal and California state authorities for three and four years, respectively, from the date of utilization of any net operating losses or credits. For StemVac tax returns, German statutes are open for four years from the filing date. Calidi is not currently under audit by any taxing jurisdiction.
14. Commitments and Contingencies
Operating and financing leases
In November 2020, Calidi entered into an operating lease agreement for its corporate headquarters and laboratory space in La Jolla, California, which expired on July 31, 2022 as to the corporate headquarters space but was extended as to the laboratory space through March 31, 2023 with a monthly payment of $54,453.
On April 1, 2022, StemVac entered into an office lease which includes laboratory space which expires on March 31, 2027, with monthly payments of 4,047 Euros per month.
On August 29, 2022, Calidi entered into a short-term office lease for its corporate headquarters which expired on February 28, 2023, with monthly payments of $43,226.
Office Lease Agreement
On October 10, 2022, Calidi entered into an Office Lease Agreement (the “San Diego Lease”) of a building containing 15,197 square feet of rentable space located in San Diego, California (the “Premises”) that will serve as Calidi’s new principal executive and administrative offices and laboratory facility. Calidi completed constructing tenant improvements at the Premises on February 27, 2023 and expects move into the Premises by end of March 2023.
To secure and execute the San Diego Lease, Mr. Allan Camaisa provided a personal Guaranty of Lease of up to $900,000 (the “Guaranty”) to the lessor for Calidi’s future performance under the San Diego Lease agreement. As consideration for the Guaranty, Calidi agreed to pay Mr. Camaisa 10% of the Guaranty amount for the first year of the San Diego Lease, and 5% per annum of the Guaranty amount thereafter through the life of the lease, with all amounts accrued and payable at the termination of the San Diego Lease or release of Mr. Camaisa from the Guaranty by the lessor, whichever occurs first (see Note 7).
The San Diego Lease has an initial term of 48 calendar months, from the first day of the first full month following which the “Commencement Date” occurs (the “Term”), which occurred on February 27, 2023.
Beginning on the Commencement Date, Calidi will pay base monthly rent in the amount of $107,899 during the first 12 months of the Term, plus a management fee equal to 3.0% of base rent. Base monthly rent will increase annually, over the base monthly rent then in effect, by 3.0%.
In addition to base monthly rent and management fees, Calidi will pay in monthly installments its share of (a) all costs and expenses, other than certain excluded expenses, incurred by the lessor in each calendar year in connection with operating, maintaining, repairing (including replacements if repairs are not feasible or would not be effective) and managing the Premises and the building in which the Premises are located (“Expenses”), and (b) all real estate taxes and assessments on the Premises and the building in which the Premises are located, all personal property taxes for property that is owned by Landlord and used in connection with the operation, maintenance and repair of the Premises (“Taxes”).
Calidi was obligated to pay approximately 20.7% of Expenses and Taxes during the period prior to the Commencement Date for its use of the laboratory portion of the Premises for purposes of monitoring its tenant improvements under construction.

The lessor has agreed to provide Calidi with a “Tenant Improvement Allowance” in the amount of $303,940 to pay for the plan, design, permitting, and construction of the improvements at the Premises primarily related to the laboratory space, which are principally related to infrastructure improvements and continue to be assets owned by the lessor during construction. As of the Commencement Date, Calidi had incurred approximately $128,000 of costs in excess of the Tenant Improvement Allowance for which Calidi will be responsible for payment.
Upon execution of the San Diego Lease, Calidi has provided the lessor a payment of $133,582 as first month base rent and prepaid operating expenses, and a letter of credit in the amount of $117,904 issued by a bank in the name of the lessor. To obtain the letter of credit, Calidi has provided the issuing bank with a restricted cash deposit that the bank will hold to cover its obligation to pay any draws on the letter of credit by the lessor. The restricted cash may not be used for any other purpose (see Note 2).
Calidi is also party to certain financing leases for machinery and equipment (see Note 6).
The following table presents supplemental cash flow information related to operating and financing leases for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases (1)	$877	$339
Operating cash flows from financing leases	14	6
Financing cash flows from financing leases	81	30
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$204	$68

(1)	Includes payments made for operating leases with a term of one year or less.

The following table presents supplemental balance sheet information related to operating and financing leases as of December 31, 2022 and 2021 (in thousands, except lease term and discount rate):

	December 31,
	2022	2021
Operating leases
Right-of-use assets, net	$199	$88

Right-of-use lease liabilities, current	$44	$90
Right-of-use lease liabilities, noncurrent	305	5

Total operating lease liabilities	$349	$95

Financing Leases
Machinery and equipment, gross	$417	205
Accumulated depreciation	(173)	(119)

Machinery and equipment, net	$244	$86

Current liabilities	$72	46
Noncurrent liabilities	142	38

Total financing lease liabilities	$214	$84

Weighted average remaining lease term
Operating leases	4.3 years	0.5 years
Financing leases	3.5 years	2.6 years
Weighted average discount rate
Operating leases	5.9%	5.70%
Financing leases	9.14%	17.46%
The following table presents future minimum lease commitments as of December 31, 2022 (in thousands):

	Operating Leases	Financing Leases
Year Ending December 31,
2023	55	87
2024	54	65
2025	52	43
2026	52	41
2027 and thereafter	238	7

Total minimum lease payments	451	243
Less: amounts representing interest	(102)	(29)

Present value of net minimum lease payments	$349	$214

Litigation — General
Calidi is subject to various claims and contingencies in the ordinary course of its business, including those related to litigation, business transactions, employee-related matters, and other matters. At each reporting date, Calidi evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, Calidi will record a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, Calidi discloses the claim if the likelihood of a potential loss is reasonably possible, and the amount involved could be material. Calidi expenses the costs related to legal proceedings as incurred. See Note 5 and the other legal matters discussed below. Other than the matter discussed below, Calidi is not currently party to any material legal proceedings.
Legal proceedings
Former Employee Matter
On November 19, 2021, Calidi terminated an
at-will
employee (“former employee”). On November 24, 2021, Calidi received a demand letter from the former employee’s attorney alleging monetary damages, primarily relating to wrongful termination and breach of an advisory contract. On December 10, 2021, Calidi filed a lawsuit in San Diego Superior Court against the former employee for misappropriation of Calidi confidential information. On February 8, 2022, Calidi was served by the former employee with a counter lawsuit filed in San Diego Superior Court, alleging, among other things, wrongful termination, breach of contract, breach of implied covenant of good faith and fair dealing, and intentional infliction of emotional distress.
As of December 31, 2021, Calidi accrued approximately $256,000 as a liability to the former employee included in accrued expenses and other current liabilities, which was the amount considered to be probable and estimable on this matter in accordance with ASC 450,
Contingencies
.
On May 26, 2022, the parties entered into a Confidential Settlement Agreement and Mutual Release of Claims (the “Former Employee Settlement Agreement”), in which the parties agreed to settle and release each other of all claims, agreed to confidentiality and other covenants. According to the principal terms of the Former Employee Settlement Agreement, Calidi agreed to pay the former employee $300,000 in cash, payable in three installments of $100,000 each on September 1, 2022, November 1, 2022, and December 1, 2022, respectively, plus issue 250,000 shares of Calidi common stock valued at $3.86 per share and a transfer of 170,000 shares of Calidi common stock from Mr. Camaisa’s personal holdings to the former employee, also valued at $3.86 per share. The aggregate, cash and stock value of the settlement was approximately $1.9 million. Calidi issued the 250,000 shares of common stock and Mr. Camaisa transferred his portion of the shares to the former employee on the settlement date.
As of December 31, 2022, Calidi had completed all payments due pursuant to the Former Employee Settlement Agreement.
Terminated Physician Agreement Matter
On July 19, 2016, Calidi entered into a Partnership Agreement between certain physicians (the “Physicians”, as one of the “partners”) and Calidi for the Physicians to provide certain services to Calidi. In connection with the Partnership Agreement, Calidi granted the Physicians stock options as consideration for those services pursuant to Calidi’s Equity Incentive Plan (the “Plan”). The Partnership Agreement was deemed terminated on March 21, 2018. Pursuant to the terms of the stock option agreements and the Plan, the Physicians had three months from the termination date to exercise their vested stock options before those options would automatically expire and cancel unexercised, while all unvested stock options are forfeited immediately on the termination date. The Physicians did not elect to exercise any of their vested options thereby resulting in full cancellation of those options in accordance with the Plan.
On March 14, 2022, the Physicians filed a lawsuit against Calidi in San Diego Superior Court, seeking, among other claims, declaratory relief and claiming that the stock options granted to them pursuant to the Partnership Agreement, have not expired and remain exercisable by the Physicians. The Physicians are claiming 3,000,000 in vested stock options to be valid and exercisable, even though the Physicians have not provided any services to Calidi since the March 2018 termination date.
On December 6, 2022, Calidi and the Physicians participated in mediation in San Diego, California. In order to attempt to settle all claims and avoid a costly trial, Calidi offered the Physicians 50,000 shares of Calidi common stock valued at $3.86 per share and 100,000 options to purchase Calidi common stock at an exercise price of $3.86 per share in full settlement of the claims. As of December 31, 2022, Calidi estimated this offer of settlement to be valued at approximately $207,000 and all settleable in noncash consideration, which was rejected. At the mediation, the Physicians were demanding 1 million options to purchase Calidi common stock at 25 cents per share, 1 million options to purchase Calidi common stock at $3.86 per share, plus 250,000 shares of Calidi common stock, which amounts to an aggregate claims value of approximately $5.0 million as of December 31, 2022. The mediation was terminated without settlement and Calidi is planning to go to trial with a preliminary trial date set for September 8, 2023 in San Diego Superior Court. On March 24, 2023, Calidi initiated an arbitration proceeding with the American Health Lawyers Association seeking declaratory relief under Delaware law, specifically to determine that the Partnership Agreement was terminated in 2018, which is not a matter before the San Diego Superior Court. An arbitration date has not yet been set and there is no assurance that Calidi will prevail in the arbitration.
While Calidi is unable to provide any assurances as to the ultimate outcome of this matter, Calidi believes the allegations in the Physician’s complaint are without merit, and Calidi intends to vigorously defend against them. Although it is reasonably possible that the range of loss on this matter may be estimated to be between $207,000 and $5.0 million in a settlement based on the value of Calidi common stock as of December 31, 2022 (see Note 15), Calidi believes that the proposed offer estimate of $207,000 is the amount that is probable and estimable and has accrued this amount as of December 31, 2022, included in accrued expenses and other current liabilities. Calidi is currently unable to estimate the costs and timing of litigation, if any, including any potential damages in excess of the amounts accrued if the Physicians were to prevail on the claims.
Tax Filings
Calidi tax filings are subject to audit by taxing authorities in jurisdictions where it conducts business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. Management believes Calidi has adequately provided for any ultimate amounts that are likely to result from these audits; however, final assessments, if any, could be significantly different than the amounts recorded in the consolidated financial statements.
Employment Contracts
Calidi has entered into employment and severance benefit contracts with certain executive officers and other employees. Under the provisions of the contracts, Calidi may be required to incur severance obligations for matters relating to changes in control, as defined, and certain terminations of those executives and employees. As of December 31, 2022 and 2021, Calidi had not accrued any such benefits.
Manufacturing and other supplier contracts
Calidi has entered into certain manufacturing and other supplier agreements with vendors principally for manufacturing drug product for clinical trials and continued development of the
CLD-101
and
CLD-201
programs, amounting to approximately $4.9 million in aggregate commitments, of which 2.3 million are denominated in Australian dollars (approximately $1.5 million) and 0.5 million are denominated in Euros (approximately $0.6 million) as of December 31, 2022.
As of December 31, 2022, Calidi had incurred approximately $2.3 million under these various agreements included in accounts payable and accrued expenses and other current liabilities and expects to incur the remaining amount in 2023.
License Agreement with City of Hope and the University of Chicago
See Note 3 for additional commitments under these agreements.

Indemnification
In the normal course of business, Calidi may provide indemnification of varying scope under Calidi’s agreements with other companies or consultants, typically Calidi’s clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, Calidi will generally agree to indemnify, hold harmless, and reimburse the indemnified parties for losses and expenses suffered or incurred by the indemnified parties arising from claims of third parties. Indemnification provisions could also cover third party infringement claims with respect to patent rights, copyrights, or other intellectual property pertaining to Calidi. Calidi’s office and laboratory facility leases also will generally contain indemnification obligations, including obligations for indemnification of the lessor for environmental law matters and injuries to persons or property of others, arising from Calidi’s use or occupancy of the leased property. The term of these indemnification agreements will generally continue in effect after the termination or expiration of the particular research, development, services, lease, or other agreement to which they relate. The potential future payments Calidi could be required to make under these indemnification agreements will generally not be subject to any specified maximum amounts. Historically, Calidi has not been subject to any claims or demands for indemnification. Calidi also maintains various liability insurance policies that limit Calidi’s financial exposure. As a result, Calidi management believes that the fair value of these indemnification agreements is minimal. Accordingly, Calidi has not recorded any liabilities for these agreements as of December 31, 2022 and 2021.
15. Subsequent Events
Calidi has completed an evaluation of all subsequent events through April 13, 2023, the date the consolidated financial statements were available to be issued. Other than the events disclosed below, and within the other notes to the consolidated financial statements, Calidi has determined that there are no other material events to disclose.
Agreement and Plan of Merger with First Light Acquisition Group, Inc.
On January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi, First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi.
Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).
Merger Consideration
At the effective time of the Merger (the “Effective Time”), all shares of Calidi common stock outstanding immediately prior to the Effective Time, with certain exceptions, will be converted into (i) the right to receive shares of FLAG Class A Common Stock, par value $0.0001 per share (“FLAG Class A Common Stock”), and (ii) the contingent right to receive Escalation Shares.
The aggregate consideration to be paid to the securityholders of Calidi will be based on an equity value of $250 million, subject to certain adjustments for net debt and the achievement of certain pre-closing milestones,
if any, as defined in the Merger Agreement. As of the Effective Time, each outstanding Calidi stock option (whether vested or unvested) will be assumed by FLAG and automatically converted into a conversion adjusted stock option for shares of FLAG common stock.
If, during the period between the execution of the Merger Agreement and the closing of the Transactions (the “Interim Period”), Calidi enters into a revenue-generating definitive collaboration or out-license contract
involving Calidi’s technology (a
“Pre-Closing Milestone
Contract”), the Merger Consideration will be increased

by an amount equal to the
aggregate up-front cash
payments received by Calidi pursuant to any
such Pre-Closing Milestone
Contracts.
Following the closing of the Transactions (the “Closing”), as additional consideration for the Merger, FLAG will issue shares of FLAG Common Stock (“Escalation Shares”) to each holder of Calidi common stock immediately prior to the Effective Time (a “Calidi Stockholder”) in accordance with the following terms.
If at any time during the five-year period following the Closing (the “Escalation Period”), the last reported sale price of the shares of FLAG Common Stock as reported on NYSE American (or the exchange on which such shares are listed) for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), is:

•	greater than or equal to $12.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock

•	greater than or equal to $14.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock;

•	greater than or equal to $16.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock; and

•	greater than or equal to $18.00, each former Calidi Stockholder will be entitled to receive its pro rata share of 4.5 million shares of FLAG Class A Common Stock
If, during the Escalation Period, there is a change of control pursuant to which FLAG or its stockholders have the right to receive consideration implying a value per share that is equal to or in excess of the above price targets, there will be an acceleration of the Escalation Period at the applicable target price.
To incentivize FLAG public stockholders to not redeem their shares, those stockholders may be entitled to their pro rata portion of up to an additional 2,000,000
Non-Redeeming
Continuation Shares to be issued at Closing.
The Escalation Shares and
the Non-Redeeming Continuation
Shares will be placed in escrow and will be outstanding from and after the Closing, subject to cancellation if the applicable price targets are not achieved for the Escalation Shares, or in the case of the
Non-Redeeming
Continuation Shares, canceled on a pro rata basis for those holders of the FLAG Class A common stock that redeem their shares at the Closing. While in escrow, the shares will be non-voting.
The Merger Agreement and the consummation of the Transactions contemplated above requires the approval of both FLAG’s shareholders and Calidi’s stockholders, among other closing conditions specified in the FLAG Merger Agreement and the various agreements described above, there can be no assurance that the FLAG Merger or the Transactions will occur or that Calidi will receive any proceeds from this transaction. Calidi has incurred and expects to incur significant amount of transaction expenses in connection with the FLAG Merger and the transaction, and if the FLAG Merger is not consummated nor approved, Calidi will bear the risk of payment of all such transaction costs without reimbursement from FLAG or any other party.
The Merger is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, FLAG will be treated as the “accounting acquiree” and Calidi as the “accounting acquirer” for financial reporting purposes. The FLAG Merger is expected to be completed during the second quarter of 2023. However, there can be no assurance as to when or if the closing of the FLAG Merger will occur or if any Contingent Consideration will be achieved.
Term Loans
Beginning January 1, 2023 and through the date of this report, Calidi received approximately $2,350,000 in aggregate proceeds from the issuance of certain term loans (the “2023 Term Loans”), which mature on the earlier of one year from the issuance date or Calidi receiving gross proceeds of $20 million or more from the issuance of shares of common stock or preferred stock in a single transaction. The 2023 Term Loans bear simple interest of 24% per annum, of which 14% is payable in cash at maturity and the remaining 10% of the principal amount invested is paid in shares of Calidi common stock, valued at $2.96 per share, due within 30 days of the funding of the 2023 Term Loans.
Simple Agreement for Future Equity
From January 1, 2023 and through the date of this report, Calidi entered into additional SAFE agreements with various investors to raise aggregate proceeds of approximately $1,850,000 on terms substantially similar to the 2022 SAFEs discussed in Note 9.
Stock Option Repricing
On January 18, 2023, the Board approved a repricing of approximately 3.5 million stock options previously granted at an exercise price $3.86 per share to the current fair value of $2.96 per share pursuant to a new valuation report.
Silicon Valley Bank
On March 12, 2023, Silicon Valley Bank was closed by its state chartering authority, the California Department of Financial Protection and Innovation. On the same date the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver and transferred all customer deposits and substantially all of the assets of Silicon Valley Bank to Silicon Valley Bridge Bank, N.A., a full-service bank that is being operated by the FDIC. Calidi automatically became a customer of Silicon Valley Bridge Bank, N.A. as part of this action. As of March 12, 2023, Calidi held, in separate accounts, approximately $150,000 in cash deposits, a credit card collateral account of $100,000 as restricted cash, and a restricted lease collateral money market account of approximately $118,000, at Silicon Valley Bridge Bank, N.A. Normal banking activities resumed on March 14, 2023.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

FIRST LIGHT ACQUISITION GROUP, INC.,

as the Purchaser,

FLAG MERGER SUB, INC.

as Merger Sub,

FIRST LIGHT ACQUISITION GROUP, LLC,

in the capacity as the Purchaser Representative,

ALLAN CAMAISA,

in the capacity as the Seller Representative,

and

CALIDI BIOTHERAPEUTICS, INC.,

as the Company,

Dated as of January 9, 2023

ii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting and Lock-Up Agreement
Exhibit B	Form of Sponsor Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of A&R Charter
Exhibit E	Form of A&R Bylaws

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 9, 2023 by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) FLAG Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub” and, collectively with Purchaser, the “Purchaser Parties”), (iii) First Light Acquisition Group, LLC, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (v) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, develops and uses proprietary technology to effectively deliver oncolytic viruses for targeted therapy against difficult-to-treat cancers;

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein) and the Escalation Shares, if any, and (ii) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by the Purchaser with the result that the Company Options shall be replaced with Assumed Options (as defined herein) and exercisable into shares of Purchaser Common Stock (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Nevada Revised Statutes, as amended and in effect from time to time (“NRS”);

D. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. Simultaneously with the execution and delivery of this Agreement, the Significant Company Holders (as defined herein) are executing and delivering a Voting and Lock-Up Agreement, in the form attached as Exhibit A hereto (collectively, the “Voting and Lock-Up Agreements”) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any required separate class or series votes of Company Preferred Stock (as defined herein));

F. Simultaneously with the execution and delivery of this Agreement, the Sponsor (as defined below), the Purchaser, the Company and certain other parties thereto have entered into a Sponsor Agreement, the form of which is attached as Exhibit B hereto (the “Sponsor Agreement”), which will become effective as of Closing;

G. In connection with the consummation of the Merger, the Purchaser, the Sponsor, the Significant Company Holders and certain other parties thereto will enter into a Registration Rights Agreement, substantially in the form of Exhibit C hereto (the “Registration Rights Agreement”);

H. Prior to the Effective Time, the Purchaser shall (i) subject to obtaining the approval of the Purchaser Stockholder Approval Matters (as defined below), amend and restate the certificate of incorporation of the Purchaser to be substantially in the form of Exhibit D attached hereto (the “A&R Charter”) and (ii) amend and restate the bylaws of the Purchaser to be substantially in the form of Exhibit E attached hereto (the “A&R Bylaws”);

I. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

J. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the NRS, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. Subject to and upon the terms and conditions of this Agreement, the Parties hereto shall cause the Merger to be consummated by filing the Articles of Merger for the merger of Merger Sub with and into the Company in form and substance reasonably acceptable to the Company and the Purchaser (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NRS on the Closing Date (the time of such filing, or such later time as may be specified in the Articles of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment.

(a) For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code (the “Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Escalation Shares to be issued to each Company Stockholder and the Purchaser Continuation Shares to be issued to each Non-Redeeming Purchaser Stockholder shall be withheld into an escrow account at Closing to be released to each applicable holder upon the achievement of the First Escalation Achievement Date, Second Escalation Achievement Date, Third Escalation Achievement Date and Fourth Escalation Achievement

Date with any remaining Escalation Shares and Purchaser Continuation Shares that have not been so released returned to the Purchaser for cancellation. The shares to be issued into escrow shall be non-voting shares that convert into voting common stock upon the release of such shares from the escrow account. The shares deposited into escrow that have not been released from escrow shall be returned to the Purchaser at the end of the Escalation Period for cancellation.

(b) Immediately following the Merger, the Purchaser shall cause the Surviving Corporation to forward merge with and into a Delaware limited liability company wholly-owned by the Purchaser, with such Delaware limited liability company surviving such merger.

1.5 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Articles of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Articles of Incorporation and Bylaws of the Surviving Corporation, except for the name of the Surviving Corporation in such Articles of Incorporation and Bylaws shall be amended to be “Calidi Biotherapeutics (Nevada), Inc.”

1.6 Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the individuals listed on Schedule 1.6 of the Company Disclosure Schedules, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Pre-Closing Company Convertible Securities Conversion. The Company shall take all actions necessary or appropriate so that, immediately prior to the Closing, all of the Company Convertible Securities, other than Company Options, shall be converted into shares of Company Common Stock in accordance with the terms of the Company’s Organizational Documents or the instruments governing such securities. All the Company Convertible Securities converted into Company Common Stock shall no longer be outstanding, and each holder of such Company Convertible Securities shall thereafter cease to have any rights with respect to such Company Convertible Securities (the “Company Convertible Securities Conversion”).

1.8 Merger Consideration. As consideration for the Merger, the Company Security Holders (with respect to holders of Company Convertible Securities, after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis), excluding for these purposes holders of unvested Company Options, collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to the Merger Consideration, with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.9(b)), (a) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) 10 (the “Conversion Ratio”) and (b) the contingent right to receive the Escalation Shares in accordance with Section 1.18 (the total portion of the Merger Consideration amount payable to all Company Stockholders in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”); provided, that the Stockholder Merger Consideration otherwise payable to Company Stockholders after the Closing is subject to adjustment in accordance with Sections 1.12, 1.13 and 1.14. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.9(d) with such terms and conditions as described in Section 1.9(d).

1.9 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be automatically cancelled and cease to exist and exchanged for the right to receive (i) a number of shares of Purchaser Class A Common Stock equal to the Conversion Ratio and (ii) the contingent right to receive the Escalation Shares in accordance with Section 1.18, in each case in accordance with the terms of this Agreement

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any Subsidiary of the Company immediately prior to the Effective Time (each, an “Excluded Share”), such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d) Company Options. As of the Effective Time, each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and automatically converted into an option for shares of Purchaser Common Stock (each, an “Assumed Option”). The number of vested and unvested Company Options as of such assumption shall be consistent with Section 4.3(b) of the Company Disclosure Schedules. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Common Stock, respectively, and except for any other terms that are rendered inoperative by the transactions). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio (for the avoidance of doubt, as determined pursuant to Section 1.12); (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio (for the avoidance of doubt, as determined pursuant to Section 1.12); and (iii) be subject to the same vesting schedule as the applicable Company Option. The Purchaser shall take all corporate action reasonably necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e) Company Actions. Prior to the Effective Time, the Company’s board of directors shall adopt any resolutions and take any actions that are necessary and sufficient to (i) ensure that no Assumed Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or S-3) of the Purchaser, and (ii) cause the Company Equity Plans to terminate as of the Effective Time.

(f) Other Company Convertible Securities. Any other Company Convertible Security other than a Company Option, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.10 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) and distributing the Stockholder Merger Consideration and the Escalation Shares, if any. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. Subject to the provisions of Section 1.4 of this Agreement, upon the occurrence of any Escalation Achievement Date, the Purchaser shall deposit with the Exchange Agent, to be held in trust, the aggregate number of Escalation Shares payable on the applicable Escalation Payment Date. At the Effective Time, and upon any Escalation Payment Date, the Purchaser shall deliver irrevocable instructions to the Exchange Agent to distribute the Stockholder Merger Consideration or the Escalation Shares, as applicable, to the Company Stockholders, in accordance with the Allocation Schedule. At least two (2) Business Days prior to the Closing Date, the Company shall deliver the Allocation Schedule to the Purchaser and the Exchange Agent. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between the Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration and the Escalation Shares, if any, shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b) Each Company Stockholder shall be entitled to receive (i) its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Stock represented by its Company Certificate(s) (excluding any Company Securities described in Section 1.9(b) or 1.9(c)), as soon as reasonably practicable after the Effective Time, and (ii) its Pro Rata Share of Escalation Shares, if any, following the occurrence of an applicable Escalation Achievement Date, subject to Section 1.18(d), and subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration and the contingent right to receive Escalation Shares attributable to such Company Certificate.

(c) If any portion of the Stockholder Merger Consideration or Escalation Shares, if any, is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Stockholder Merger Consideration or the Escalation Shares, if any, the Person in whose name such portion of the Stockholder Merger Consideration or the Escalation Shares, if any, is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Voting and Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser, and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost

Certificate Affidavit properly delivered in accordance with this Section 1.10(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e) After the Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, the Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration and Escalation Shares, if any, made available to the Exchange Agent pursuant to Section 1.10(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the Stockholder Merger Consideration and the Escalation Shares, if any, in accordance with this Section 1.10 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration and the Escalation Shares, if any, in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.11 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.12 Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Net Debt Calculation Statement”) setting forth a good faith calculation of the Company’s estimate of the Net Debt as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimate, in reasonable detail, including the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Net Debt Calculation Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the

Purchaser to review and discuss the Net Debt Calculation Statement and the Company will consider in good faith the Purchaser’s comments to the Net Debt Calculation Statement and make any appropriate adjustments to the Net Debt Calculation Statement prior to the Closing, which adjusted Net Debt Calculation Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Net Debt Calculation Statement for all purposes of this Agreement. The Net Debt Calculation Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.13 Net Debt Adjustment.

(a) The Merger Consideration shall be adjusted as follows to account for the difference between the Net Debt and the Net Debt Target (which in each case the amounts may be a negative number) (the “Net Debt Adjustment”): (i) if the Net Debt is greater than the Net Debt Target, then the Merger Consideration shall be reduced at a rate of one share of Purchaser Common Stock for each increment of $10.00 that the Net Debt is greater than the Net Debt Target; (ii) if the Net Debt is less than the Net Debt Target, then the Merger Consideration shall be increased at a rate of one share of Purchaser Common Stock for each increment of $10.00 that Net Debt is less than the Net Debt Target; provided that if in clauses (i) and (ii) above the absolute value of the adjustment to the Merger Consideration is less than $500,000, then no adjustment will be made to either increase or decrease the Merger Consideration. For the sake of clarity, as an example, if the Net Debt Target is a positive Five Million Dollars ($5,000,000) and the Net Debt is a negative Five Million Dollars ($-5,000,000), then the Net Debt is less than the Net Debt Target by Ten Million Dollars ($10,000,000) and an additional One Million (1,000,000) shares will be added to the Merger Consideration. Any adjustment to the Merger Consideration pursuant to this Section 1.13 shall be in whole shares of Purchaser Common Stock and no adjustment shall be made for any divergence that is in an increment less than $10.00. Until the Adjustment Amount is finally determined under Section 1.14 (the “Adjustment Amount Determination Date”), the Holdback Escrow Agent shall withhold 150,000 shares of Purchaser Common Stock plus one whole share of Purchaser Common Stock for each Company Stockholder (the “Adjustment Amount Holdback”) to be held in an escrow account pursuant to the terms of the Escrow Agreement (the “Holdback Escrow Account”).

(b) At or prior to the Closing, the Purchaser Representative, the Seller Representative and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to the Purchaser and the Company), as escrow agent (the “Holdback Escrow Agent”), shall enter into an Escrow Agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to the Purchaser and the Company (the “Escrow Agreement”).

1.14 Post-Closing True-up Procedures.

(a) Within forty five (45) days after the Closing Date, the Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Net Debt as of the Reference Time, and the resulting Merger Consideration. The Closing Statement shall be prepared, and the Net Debt and the resulting Merger Consideration and Stockholder Merger Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b) After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.14(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.14. The Parties acknowledge that any information provided pursuant to this Section 1.14 will be subject to the confidentiality obligations of Section 5.15.

(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.14 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.14(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Stockholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.14. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the

Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.14, less (y) the Merger Consideration that was issued at the Closing (including the portions attributable to the Assumed Options) pursuant to the Closing Statement.

(i) If the Adjustment Amount is a positive number in excess of $500,000, then the Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) 10, with each Company Stockholder receiving its Pro Rata Share of such additional shares of Purchaser Common Stock and the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

(ii) If the Adjustment Amount is a negative number in excess of $500,000, then the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to deliver to the Purchaser a number of shares of Purchaser Common Stock with a value equal to the absolute value of the Adjustment Amount (with each share of Purchaser Common Stock valued at $10.00) up to a maximum number of shares constituting the Adjustment Amount Holdback. The Purchaser will promptly cancel any shares of Purchaser Common Stock delivered to it by the Exchange Agent promptly after its receipt thereof and the Purchaser shall not have any further rights to receive additional shares of Purchaser Common Stock from the Company Stockholders. In the event that there are any shares of Purchaser Common Stock remaining in the Holdback Escrow Account following such distribution, the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

(iii) If the Adjustment Amount is a positive or negative number that is less than or equal to $500,000, then the Seller Representative and the Purchaser Representative shall provide joint written instructions to the Holdback Escrow Agent to release the Adjustment Amount Holdback to the Company Stockholders. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to Significant Company Holders, subject to the transfer restrictions set forth the Voting and Lock-Up Agreement.

1.15 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 92A.380 of the NRS (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the NRS. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 92A.380 of the NRS with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the NRS. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration with respect to any Dissenting Shares.

1.16 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Purchaser, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent, their respective Affiliates, and any other withholding agent shall be entitled to deduct and withhold from amounts otherwise issuable or payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of any such issuance or payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be remitted to the applicable Governmental Authority.

1.17 Adjustment to Merger Consideration for Permitted Company Equity Issuance. The Merger Consideration provided for in Section 1.8 of this Agreement shall be increased by the amount of gross proceeds raised by the Company during the Interim Period for any Unassisted Permitted Company Equity Issuance by including such amounts in the definition of Company Cash at the Reference Time in calculating the difference between the Net Debt and the Net Debt Target. In the event that any portion of the gross proceeds from any Unassisted Permitted Company Equity Issuance is used to pay all or any portion of the liabilities set forth on Schedule 1.17, then for purposes of this Section 1.17, the amount of gross proceeds from any Unassisted Permitted Company Equity Issuance that is included in the definition of Company Cash at the Reference Time shall be reduced by a like amount.

1.18 Escalation.

(a) Subject to the provisions of Section 1.4 of this Agreement, following the Closing, and as additional consideration for the Merger and the other Transactions, upon the occurrence of an Escalation Achievement Date (as defined below), the Purchaser shall issue or cause to be issued and released from escrow, in accordance with Section 1.18(d) below, to each Company Stockholder (in accordance with its respective Pro Rata Share), the following shares of Purchaser Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like change or transaction with respect to Purchaser Class A Common Stock occurring on or after the Closing (other than the conversion of the Purchaser Class B Common Stock into Purchaser Common Stock at the Closing), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements:

(i) If, at any time during the five (5)-year period following the Closing (the “Escalation Period”), the Purchaser Trading Price is greater than or equal to $12.00 (the “First Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “First Escalation Shares”).

(ii) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $14.00 (the “Second Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Second Escalation Shares”).

(iii) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $16.00 (the “Third Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Third Escalation Shares”).

(iv) If, at any time during the Escalation Period, the Purchaser Trading Price is greater than or equal to $18.00 (the “Fourth Escalation Achievement Date”, and together with the First Escalation

Achievement Date, the Second Escalation Achievement Date and the Third Escalation Achievement Date, the “Escalation Achievement Date”), the Purchaser shall promptly release from escrow to each Company Stockholder, its Pro Rata Share of 4,500,000 shares of Purchaser Class A Common Stock (the “Fourth Escalation Shares”, and together with the First Escalation Shares, the Second and Third Escalation Shares, the “Escalation Shares”).

(b) If, during the Escalation Period, there is a Change of Control pursuant to which the Purchaser or its stockholders have the right to receive consideration implying a value per share of Purchaser Class A Common Stock (as agreed in good faith by the Purchaser Representative and the Purchaser’s board of directors) of:

(i) less than $12.00, then this Section 1.18 shall terminate and no Escalation Shares shall be issuable hereunder;

(ii) greater than or equal to $12.00 but less than $14.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 4,500,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder;

(iii) greater than or equal to $14.00 but less than $16.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 9,000,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder;

(iv) greater than or equal to $16.00 but less than $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 13,500,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder; or

(v) greater than or equal to $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall release from escrow 18,000,000 shares of Purchaser Class A Common Stock to each Company Stockholder (in accordance with its respective Pro Rata Share) and (B) thereafter, this Section 1.18 shall terminate and no further Escalation Shares shall be issuable hereunder.

(c) For the avoidance of doubt, the Company Stockholders shall be entitled to receive Escalation Shares upon the occurrence of each Escalation Achievement Date; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Company Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares.

(d) The date on which (i) any Escalation Shares are release from escrow pursuant to this Section 1.18 and (ii) any Purchaser Continuation Shares are release from escrow pursuant to Section 1.19, shall be referred to as an “Escalation Payment Date.” Notwithstanding anything to the contrary in the foregoing, if one or more Escalation Payment Dates shall occur prior to six (6) months following the Closing Date, then such Escalation Payment Date(s) shall be delayed until the date that is six (6) months following the Closing Date.

(e) If the Purchaser is required to pay any tax or penalty as a result of a breach by the Company of its representation and warranty in Section 4.3(c)(v) during a three (3) year period from the Closing, then the number of Escalation Shares shall be reduced by an amount derived by dividing the amount of tax and penalties in U.S. Dollars by 10.

1.19 Purchaser Continuation Shares.

(a) As an incentive for holders of shares of Purchaser Class A Common Stock not to elect to redeem such shares, the Purchaser shall make available an aggregate amount of up to Two Million (2,000,000) shares of

Purchaser Class A Common Stock (the “Purchaser Continuation Shares”) to the holders of Purchaser Class A Common Stock who do not elect to redeem their shares of Purchaser Class A Common Stock pursuant to the Redemption that results in the release of each such holder’s pro rata interest in the Trust Account that is not Restricted Cash (each, a “Non-Redeeming Purchaser Stockholder”). If the aggregate number of Purchaser Continuation Shares released from the escrow referenced in Section 1.4, is less than 2,000,000 shares, the remaining shares shall be returned to the Purchaser for cancellation.

(b) Subject to the provisions of Section 1.4 of this Agreement, following the Closing, upon the occurrence of an Escalation Achievement Date, the Purchaser shall issue, or cause to be issued and release from escrow to each Non-Redeeming Purchaser Stockholder, the following shares of Purchaser Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchange of shares or other like change or transaction with respect to Purchaser Class A Common Stock occurring on or after the Closing (other than the conversion of the Purchaser Class B Common Stock into Purchaser Common Stock at the Closing), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements:

(i) Upon the First Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(ii) Upon the Second Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(iii) Upon the Third Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(iv) Upon the Fourth Escalation Achievement Date, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock.

(c) If, during the Escalation Period, there is a Change of Control pursuant to which the Purchaser or its stockholders have the right to receive consideration implying a value per share of Purchaser Class A Common Stock (as agreed in good faith by the Purchaser Representative and the Purchaser’s board of directors) of:

(i) less than $12.00, then this Section 1.19 shall terminate and no Purchaser Continuation Shares shall be issuable hereunder;

(ii) greater than or equal to $12.00 but less than $14.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 500,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder;

(iii) greater than or equal to $14.00 but less than $16.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 1,000,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder;

(iv) greater than or equal to $16.00 but less than $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser

Stockholder, its Non-Redeeming Pro Rata Share of 1,500,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder; or

(v) greater than or equal to $18.00, then, (A) immediately prior to such Change of Control, the Purchaser shall promptly release from escrow to each Non-Redeeming Purchaser Stockholder, its Non-Redeeming Pro Rata Share of 2,000,000 shares of Purchaser Class A Common Stock and (B) thereafter, this Section 1.19 shall terminate and no further Purchaser Continuation Shares shall be issuable hereunder.

(d) For the avoidance of doubt, the Non-Redeeming Purchaser Stockholders shall be entitled to receive Purchaser Continuation Shares upon the occurrence of each Escalation Achievement Date; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Non-Redeeming Purchaser Stockholders be entitled to receive more than an aggregate of 2,000,000 Purchaser Continuation Shares.

ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically, through the exchange of documents via electronic mail or facsimile, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.2 Purchaser Closing Statement. At least three (3) Business Days prior to the Purchaser Special Meeting and in any event not earlier than the time that holders of Purchaser Class A Common Stock may no longer elect redemption in accordance with the Redemption, Purchaser shall prepare and deliver to the Company a statement (the “Purchaser Closing Statement”) setting forth in good faith: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Redemption) and the PIPE Investment proceeds, if any, to be received by Purchaser prior to the Closing; (ii) the aggregate amount of all payments required to be made in connection with the Redemption; (iii) the aggregate amount of cash in the Trust Account resulting therefrom; (iv) the number of shares of Purchaser Class A Common Stock to be outstanding as of the Closing after giving effect to the Redemption and the issuance of shares of Purchaser Class A Common Stock pursuant to any subscription agreements in connection with the PIPE Investment; and (v) the number of shares of Purchaser Class A Common Stock that may be issued upon the exercise of all Purchaser Warrants issued and outstanding as of the Closing and the exercise prices therefor, in each case, including reasonable supporting detail therefor. The Purchaser Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Purchaser Closing Statement until the Closing, the Purchaser shall (x) cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within the Purchaser’s or its Representatives’ possession or control in connection with the Company’s review of the Purchaser Closing Statement and (y) consider in good faith any comments to the Purchaser Closing Statement provided by the Company, which comments the Company shall deliver to Purchaser no less than two (2) Business Days prior to the Closing Date, and the Purchaser shall revise such Purchaser Closing Statement to incorporate any changes Purchaser determines are necessary or appropriate given such comments.

2.3 Company Closing Statement. At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Purchaser a statement (the “Company Closing Statement”) setting forth in good faith as of the Closing Date: (a) the aggregate number of shares of Company Common Stock issued and outstanding; (b) the aggregate number of Company Convertible Securities issued and outstanding (in the case of (a) and (b), prior to giving effect to the Company Convertible Securities Conversion); (c) the aggregate number of shares of Company Common Stock to be outstanding after giving effect to the Company Convertible Securities Conversion; (d) the aggregate number of shares of Company Common Stock underlying Company Options issued and outstanding and the exercise prices therefor; (e) the Company’s calculation of the Per Share Price; and (f) the Company’s calculation of the Conversion Ratio, in each case, including reasonable supporting detail therefor. From and after delivery of the Company Closing Statement until the Closing, the Company shall (x) cooperate with and provide the Purchaser and its Representatives all information reasonably requested by the Purchaser or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with the Purchaser’s review of the Company Closing Statement and (y) consider in good faith any comments to the Company Closing Statement provided by the Purchaser, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are necessary or appropriate given such comments.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, each of the Purchaser Parties represent and warrant to the Company, as of the date hereof as follows:

3.1 Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Delaware. Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Nevada. Each of the Purchaser Parties has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser Parties are each duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Purchaser has heretofore made available to the Company accurate and complete copies of each of the Purchaser Parties’ Organizational Documents, as currently in effect. Neither of the Purchaser Parties is in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. Purchaser, as the sole stockholder of Merger Sub, has authorized, or will authorize immediately after the execution of this Agreement, the execution, delivery and performance of this Agreement and the Ancillary Documents by and on behalf of Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of each of the Purchaser Parties, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser Parties is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser Parties are a party shall be when delivered, duly and validly executed and delivered by the Purchaser Parties and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser Parties, enforceable against each of the Purchaser Parties in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3 of the Purchaser Disclosure Schedules, no Consent of or with any Governmental Authority, on the part of each of the Purchaser Parties is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser Parties of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE American or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4 of the Purchaser Disclosure Schedules, the execution and delivery by the Purchaser Parties of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby, and compliance by the Purchaser Parties with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of each of the Purchaser Parties’ Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to each of the Purchaser Parties or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser Parties under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser Parties under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on either of the Purchaser Parties.

3.5 Capitalization.

(a) Purchaser is authorized to issue (i) 331,000,000 shares of Purchaser Common Stock, consisting of (A) 300,000,000 shares of Purchaser Class A Common Stock and (B) 30,000,000 shares of Purchaser Class B Common Stock and (ii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a) of the Purchaser Disclosure Schedules. As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b) As of the date of this Agreement, and immediately prior to the Effective Time, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser and Merger Sub has no other authorized, issued or outstanding shares of capital stock. All of the issued and outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable. No Person other than Purchaser has any rights with respect to such equity securities of Merger Sub and no such rights will arise by virtue of or in connection with the Merger and the other transactions contemplated by this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of capital stock of Purchaser or Merger Sub or (B) obligating Purchaser or Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser or Merger Sub to repurchase, redeem or otherwise acquire any shares of Purchaser or Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c) of the Purchaser Disclosure Schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser or Merger Sub is a party with respect to the voting of any shares of Purchaser or Merger Sub.

(d) All Indebtedness of Purchaser and Merger Sub as of the date of this Agreement is disclosed on Schedule 3.5(d) of the Purchaser Disclosure Schedules. No Indebtedness of Purchaser or Merger Sub contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or Merger Sub or (iii) the ability of Purchaser or Merger Sub to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser and Merger Sub, and except as contemplated by this Agreement, neither Purchaser nor Merger Sub has declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and each of its board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Class A Common Stock, Purchaser Units and the Purchaser Public Warrants are listed on NYSE American or such other stock exchange, (B) the Purchaser has not received any written deficiency notice from NYSE American or such other stock exchange relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on NYSE American or such other stock exchange and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of NYSE American or such other stock exchange.

(b) The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) The Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

(d) The Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and its principal financial and accounting officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Purchaser’s principal executive officer and principal financial and accounting officer to material information required to be included in Purchaser’s periodic reports required under the Exchange Act.

(e) The Purchaser has established and maintained a system of internal controls sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of the Purchaser’s financial statements for external purposes in accordance with GAAP.

3.7 Absence of Certain Changes. The Purchaser has, since its formation and through the date of this Agreement, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities. From December 31, 2021 through the date of this Agreement, the Purchaser has not been subject to a Material Adverse Effect and has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3.

3.8 Compliance with Laws. Each of the Purchaser Parties is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on it, and neither of the Purchaser Parties has received written notice alleging any violation of applicable Law in any material respect by either of the Purchaser Parties. Except as set forth on Schedule 3.8, since the IPO neither of the Purchaser Parties have received any written communication from any Governmental Authority requesting information or documents relating to any business practice or transaction concerning possible violations of Law that has not been disclosed in the SEC Reports.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) Each of the Purchaser Parties has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser Parties file or are required to file a Tax Return. Each of the Purchaser Parties has complied in all material respect with all applicable Laws relating to Taxes. There are no audits, examinations, investigations or other proceedings pending against the Purchaser Parties in respect of any Tax, and neither of the Purchaser Parties has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser Parties’ assets, other than Permitted Liens. Neither of the Purchaser Parties has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser Parties for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, neither of the Purchaser Parties has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability Amount or refund.

(c) There is no Action currently pending or threatened against either of the Purchaser Parties by a Governmental Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that it is or may be required to file Tax Returns in such jurisdiction.

(d) Each of the Purchaser Parties has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(e) Neither of the Purchaser Parties has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury regulation section 1.6011-4.

(f) Neither of the Purchaser Parties has any Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). Neither of the Purchaser Parties is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on it with respect to any period following the Closing.

(g) Neither of the Purchaser Parties has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(h) Neither of the Purchaser Parties is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 368 of the Code.

3.11 Employees and Employee Benefit Plans. Neither of the Purchaser Parties (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any material Liability under, any Benefit Plans.

3.12 Properties. Neither of the Purchaser Parties own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser Parties do not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”).

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 of the Purchaser Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17 of the Purchaser Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Voting and Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Purchaser Parties Activities. Since its formation Purchaser has not engaged in any activities other than activities relating to the pursuit of a Business Combination and related financing activities and its reporting obligations with the SEC and the applicable stock exchange and Merger Sub has not engaged in any business activities other than as contemplated by this Agreement. Neither Purchaser Party owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person (other than Purchaser’s 100% ownership of Merger Sub) and Merger Sub has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Merger and the other transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not a party to or bound by any Contract.

3.20 Certain Business Practices.

(a) Neither of the Purchaser Parties, nor any Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of each of the Purchaser Parties, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser Parties or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser Parties are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser Parties with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser Parties or any of its respective directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser Parties is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and neither of the Purchaser Parties has directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.21 Insurance. Schedule 3.21 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). All insurance policies held by each of the Purchaser Parties relating to it or its business, properties, assets, directors, officers and employees are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. All premiums due and payable under all such insurance policies have been timely paid and each of the Purchaser Parties is otherwise in material compliance with the terms of such insurance policies. There have been no insurance claims made by either of the Purchaser Parties. Each of the Purchaser Parties has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.22 Purchaser Trust Account. As of the date hereof, the Trust Account has a balance of $41,679,745. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, cash or cash equivalents and held in trust pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person to any portion of the proceeds in the Trust Account other than as provided therein. Except as provided in the Trust Agreement or as specified in the IPO Prospectus, or related to any redemption in connection with an Extension, prior to the Closing, none of the funds held in the Trust Account may be released.

3.23 No Other Representations. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of the Purchaser Parties nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to any of the Purchaser Parties, the Purchaser Representative, the Purchaser Securities, the business of the Purchaser Parties, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser Parties hereby expressly disclaim any other representations or warranties, whether implied or made by the Purchaser Parties or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser Parties in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser Parties hereby expressly disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company, the Seller Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company, the Seller Representative or any of their respective Representatives by any Representative of the Purchaser Parties), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser Parties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules dated as of the date of this Agreement, (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the NRS and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 of the Company Disclosure Schedules lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respects. The Company has provided copies of minutes of all meetings of directors and Company Stockholders and all actions by written consent without a meeting by the directors and Company Stockholders since the date of the Company’s incorporation. Such minutes and consents accurately reflect in all material respects all actions by the directors (and any committee of directors) and Company Stockholders with respect to all transactions referred to therein.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the NRS, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the NRS, (iii) directed that this Agreement be submitted to the Company’s Stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting and Lock-Up Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting and Lock-Up Agreements are in full force and effect.

4.3 Capitalization.

(a) As of the date hereof, the Company is authorized to issue (i) 60,000,000 shares of Company Common Stock, 20,701,026 of which shares are issued and outstanding, and (ii) 40,000,000 shares of Company Preferred Stock, 17,263,518 of which shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated, (A) 10,500,000 Founder Preferred Stock and (B) 5,000,000 Series A-1 Preferred Stock which may be issued in one or more series, and (C) 4,000,000 as Series A-2 which may be issued in one or more series, of which 10,402,285 of Founder Preferred Stock, 4,316,400 Series A-1 Preferred Stock, and 2,544,883 Series A-2 Preferred Stock is outstanding. Schedule 4.3(a) of the Company Disclosure Schedules set forth the Company’s authorized and issued shares as of the date of this Agreement. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a) of the Company Disclosure Schedules, along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the NRS.

(b) The Company has reserved 25,500,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (x) 23,906,833 of such shares are reserved for issuance upon exercise of currently outstanding Company Options and (y) 1,593,167 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements (including grant notices) used thereunder. All issued and outstanding Company Options have been granted by the Company on the forms of agreements and grant notices described in the preceding sentence. Schedule 4.3(b) of the Company Disclosure Schedules sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date, any vesting schedule (including acceleration triggers), whether incentive stock options or nonqualified stock options, and whether or not subject to Section 409A of the Code). Other than as set forth on Schedule 4.3(b) of the Company Disclosure Schedules, there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized incentive equity, equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b) of the Company Disclosure Schedules, there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date, determined in accordance with Section 409A of the Code; (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and (v) no Company Option (whether or not currently outstanding) is or was subject to Section 409A of the Code and the regulations promulgated thereunder.

(d) Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 of the Company Disclosure Schedules sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax Laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4 of the Company Disclosure Schedules, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws and (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.6 Non-Contravention. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to be material to any Target Company or materially impair the ability of the Company on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder.

4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”), and (ii) the consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of September 30, 2022 (the “Interim Balance Sheet Date”), and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the nine months then ended and (iii) once available, the audited financial statements prepared pursuant to Section 5.4(b). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. Other than the material weaknesses in the Company’s internal controls over financial reporting identified by the Company’s auditors in connection with the audit of the Company’s Audited Financial Statements, since January 1, 2019, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c) of the Company Disclosure Schedules, which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c) of the Company Disclosure Schedules, no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d) of the Company Disclosure Schedules, no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

4.8 Absence of Certain Changes. Since December 31, 2020 through the date of this Agreement, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. Except as described on Schedule 4.9 of the Company Disclosure Schedules, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10 of the Company Disclosure Schedules. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11 of the Company Disclosure Schedules, there is no (a) Actions of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2016, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. Since January 1, 2016, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $350,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $350,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $350,000 per year or $700,000 in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $350,000;

(x) is between any Target Company and any directors, officers, employees, consultants or independent contractors of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations in excess of $350,000 (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software; or

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13 Intellectual Property.

(a)

(i) Schedule 4.13(a)(i) of the Company Disclosure Schedules sets forth: (A) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications for each of the foregoing owned or licensed by a Target Company or otherwise used or held for use by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (1) the nature of the item, including the title, (2) the owner of the item, (3) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (4) the issuance, registration or application numbers and dates; and (B) all material unregistered Owned Intellectual Property. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor.

(ii) Schedule 4.13(a)(ii) of the Company Disclosure Schedules sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company (x) solely and exclusively owns the Owned Intellectual Property and (y) has valid and continuing rights, pursuant to a Company IP License, to use, sell, license, transfer or assign (as the case may be) all other Intellectual Property used in or necessary for the conduct of the business of the Target Companies, in each case of (x) and (y), free and clear of all Liens (other than Permitted Liens).

(iii) Except as set forth on Schedule 4.13(a)(iii) of the Company Disclosure Schedules, all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all material Company Registered IP. All Company Registered IP is valid, subsisting and enforceable, and all necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, Internet Asset, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Company Registered IP in full force and effect.

(b) The Owned Intellectual Property, along with the Licensed Intellectual Property (when used within the scope of the applicable Company IP License), constitutes all of the Intellectual Property necessary and sufficient for the conduct and operation of the respective businesses of the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. No Target Company is party to any Contract that requires a Target Company to assign to any Person any of such Target Company’s rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c)) of the Company Disclosure Schedules sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed,

(ii) the licensee under such Outbound IP License and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) Neither the use nor practice of the Owned Intellectual Property, nor the business and operations of any Target Company, has infringed, misappropriated or otherwise violated or currently infringes upon, misappropriates, or otherwise violates any Intellectual Property rights of any Person. With the exception of the ongoing filing or prosecution of any applications to register any Patents, Trademarks, or Copyrights with the applicable Governmental Authorities, no Action is pending or, to the Company’s Knowledge, threatened against a Target Company that either (A) involves a claim of infringement, misappropriation, dilution, use without authorization or other violation by any Person against the Target Companies, or (B) challenges the validity, enforceability, ownership, or use of any Owned Intellectual Property. No Target Company has received any written or, to the Knowledge of the Company, oral, notice, claim or challenge asserting that any of the foregoing may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis for such claim or challenge. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Owned Intellectual Property, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Owned Intellectual Property. No Target Company is currently infringing, misappropriating or otherwise violating, or has, in the past, infringed, misappropriated or otherwise violated any Intellectual Property of any other Person in connection with the ownership, use or license of any Owned Intellectual Property or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third Person in the past six (6) years has infringed, misappropriated or otherwise violated or is currently infringing upon, misappropriating or otherwise violating any Owned Intellectual Property

(e) All employees and independent contractors of a Target Company have, pursuant to valid and enforceable written agreements, (i) presently assigned to the applicable Target Company all of such Person’s rights, titles and interests in and to all Intellectual Property created or developed for such Target Company arising from the services performed for such Target Company by such Persons and all such assignments of Company Registered IP have been recorded; and (ii) agreed to hold all Trade Secrets of the Target Companies in confidence both during and after such Person’s employment or retention, as applicable. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Owned Intellectual Property. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Owned Intellectual Property. The Company has made available to the Purchaser true and complete copies of all written Contracts under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP. No Trade Secret or Company Confidential Information material to the respective businesses of the Target Companies as presently conducted and proposed to be conducted has been authorized to be disclosed or, to the Company’s Knowledge, has actually been disclosed by any Target Company to any former or current employee or any third Person, other than pursuant to a valid, written non-disclosure agreement restricting the disclosure and use thereof.

(f) Each Target Company owns or has a valid right to access and use, pursuant to a written agreement, all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information and functions material to the respective businesses of the Target Companies (the “Company IT Systems”) and all such written agreements that are material to the business of each Target Company has been made available to Purchaser. The Company IT Systems: (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the respective businesses of the Target Companies; and, to the Company’s Knowledge, (ii) do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) materially disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any Company IT Systems.

(g) There have been no failures, crashes, security breaches, unauthorized access to, use or disclosure of or other adverse events or incidents related to Personal Information in any Target Company’s possession or control, or Processed by or on behalf of any Target Company, and no Target Company has provided or been legally required to provide any notice to any Person in connection with an unauthorized disclosure of Personal Information. No notice of claim, charges, investigations or regulatory inquiries related to or alleging the violation of any Privacy Requirements has been received by a Target Company and, to the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such claim, charge, investigation or regulatory inquiry. Each Target Company and, to the Knowledge of the Company, any Person acting for or on behalf of any Target Company, has complied at all times in all material respects with all applicable Privacy Laws and all applicable Contract requirements relating to privacy, data protection, and the collection, Processing and use of Personal Information and such Target Company’s own privacy policies, notices and guidelines (“Privacy Requirements”). To the Company’s Knowledge, the operation of the respective businesses of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(h) Each Target Company has (i) implemented and at all times maintained reasonable and appropriate administrative, technical and organizational safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the applicable Target Company has implemented and maintains the same. Each Target Company has taken commercially reasonable steps to resolve or address any privacy or data security issues or vulnerabilities identified.

(i) The consummation of any of the transactions contemplated by this Agreement will not result in (i) any restriction of a Target Company’s ability to Process any Personal Information in the manner in which the applicable Target Company Processed such Personal Information prior to the Closing, or (ii) material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (A) any Contract providing for the license or other use of Owned Intellectual Property, or (B) any Company IP License. Following the Closing, the Company and Purchaser shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts and under the Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required by Law to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required by Law to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Taxes.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) To the Knowledge of the Company, no Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(1) To the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. Subject to the Enforceability Exceptions, the Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Two Hundred Thousand Dollars ($200,000) is set forth on Schedule 4.16 of the Company Disclosure Schedules, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16 of the Company Disclosure Schedules, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted and as presently proposed to be conducted.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a) of the Company Disclosure Schedules, no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and there are no such agreements that pertain to any employee or group of employees of any Target Company. No employees of any Target Company are represented by any union or other labor organization. There are no activities or proceedings of any labor union or other party to organize such employees, make a pending demand for recognition, or file any representation proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threaten to or bring such proceeding with the National Labor Relations Board or other labor relations tribunal. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, lockouts, picketing, work-stoppage, arbitrations or other similar labor activity with respect to any such employees. Schedule 4.18(a) of the Company Disclosure Schedules sets forth all pending, threatened, and unresolved labor controversies (including unresolved grievances, age or other discrimination claims, unfair labor practice charges, and other labor disputes), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons currently or previously employed by or currently providing or who previously provided services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 4.18(b) of the Company Disclosure Schedules, each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, wages and hours, and other Laws relating to discrimination, civil rights, disability, labor relations and collective bargaining, hours of work, meal and rest breaks, paid time off, payment of wages (including minimum wage and overtime), withholdings and deductions, employee classification, independent contractors and consultants, pay equity, child labor, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, or any Person alleging to be a current or former employee that could be brought or filed with any Governmental Authority, relating to any such Law or regulation, alleging breach of any express or implied contract of employment or wrongful termination of employment, or relating to the employment, including any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, or termination of employment or failure to employ by a Target Company, of any individual. No Judgment, consent decree, or arbitration award imposes continuing remedial obligations or otherwise limits or affects any Target Company’s ability to manage its employees, service providers, or job applicants.

(c) Schedule 4.18(c) of the Company Disclosure Schedules sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2021, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2022. Except as set forth on Schedule

4.18(c) of the Company Disclosure Schedules, (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c) of the Company Disclosure Schedules, each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) of the Company Disclosure Schedules contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d) of the Company Disclosure Schedules, all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d) of the Company Disclosure Schedules, each such independent contractor has entered into covenants regarding confidentiality and assignment of inventions and Copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company pursuant to applicable federal and state Laws relating to employee and contractor classification. Except as set forth on Schedule 4.18(d), each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

(e) Each Target Company has promptly, thoroughly and impartially investigated (to the extent reasonable) all employment discrimination and sexual harassment allegations of, or against, any employee of a Target Company. Each Target Company has taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment with respect to each such allegation with potential merit. No Target Company has incurred, and no circumstances exist under which a Target Company would reasonably be expected to incur, any liability arising from such allegations.

(f) The execution and delivery of this Agreement and the performance of this Agreement do not require any Target Company to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or groups of employees of a Target Company, or any Governmental Authority, with respect to any employee of any Target Company.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) of the Company Disclosure Schedules is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has ever been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the terms of such Company Benefit Plan in any material respect.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) since its adoption and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all non-routine correspondence or other material communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, and no Target Company has ever incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition exists that could be expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee or service provider that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any tax or related interest or penalties incurred by such person, including under Section 409A and 4999 of the Code.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees or service provider of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents (alone or in combination with another event) will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment, funding or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (1) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(k) of the Company Disclosure Schedules. No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters.

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any

Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21 of the Company Disclosure Schedules, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21 of the Company Disclosure Schedules, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) of the Company Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

4.23 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,

(ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

(d) Schedule 4.22(b) of the Company Disclosure Schedules identifies each individual insurance claim in excess of $100,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.24 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.25 Top Customers and Suppliers. Schedule 4.25 of the Company Disclosure Schedules lists, by dollar volume received or paid, as applicable, for each of the twelve (12) months ended on December 31, 2020 and December 31, 2021, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.26 Healthcare Matters.

(a) Except as set forth on Schedule 4.26 of the Company Disclosure Schedules, the analytical and clinical validation studies conducted by or on behalf of or sponsored by the Target Companies, or in which the Target Companies have participated and are intended to be submitted to Healthcare Regulatory Authorities as a basis for product approval or clearance, were and, if still pending, are being conducted by the Target Companies or, to the Knowledge of the Company, on behalf of the Target Companies in all material respects in accordance with the applicable trial protocols and all applicable statutes, rules and regulations of the United States Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which they are subject (collectively, the “Healthcare Regulatory Authorities”), including applicable parts of 21 C.F.R. Parts 50, 54, 56, 58, and 312. The results of such analytical and clinical validation studies presented to Purchaser represent the results of all material studies undertaken by the Target Companies to date and are accurate and complete in all material respects and fairly present the data derived from such studies. The Target Companies have no Knowledge of any other clinical or analytical validation studies the results of which reasonably call into question such results. The Target Companies have operated and are currently in compliance, in each case in all material respects, with all applicable statutes, rules and regulations of the Healthcare Regulatory Authorities. The Target Companies have not received any notices, correspondence or other written or, to the Knowledge of the Company, oral communication from the Healthcare Regulatory Authorities or any other Governmental Authority requiring or threatening to terminate or suspend or place a clinical hold order on, or otherwise delay or materially restrict of any clinical or analytical validation studies of the Target Companies or the results thereof and, to the Company’s Knowledge, there are no reasonable grounds for such action.

(b) Except as set forth on Schedule 4.26 of the Company Disclosure Schedules, the Target Companies have operated and currently are in compliance with all applicable health care Laws, including, (i) the Federal, Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (ii) the Public Health Service Act (42 U.S.C. Chapter 6A); (iii) all applicable federal, state, local and all applicable foreign healthcare related fraud and abuse Laws, including the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to healthcare fraud and abuse, including 18 U.S.C. Sections 286 and 287, the healthcare fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Section 1877 of the Social Security Act (42 U.S.C. 1395nn), and the civil monetary penalties law (42 U.S.C. § 1320a-7a); (iv) HIPAA, as amended by the Health Information Technology for Economic Clinical Health Act (42 U.S.C. Section 17921 et seq.); (v) the regulations promulgated pursuant to such Laws; and (vi) any other similar local, state, federal, or foreign Laws (collectively, the “Healthcare Laws”). Neither the Target Companies, nor to the Company’s Knowledge, any of their officers, directors, employees or agents have engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other state or federal healthcare program. The Target Companies have not received written notice or other correspondence of any Action from any Governmental Authority or third party alleging that any product, operation or activity is in violation of any Healthcare Laws, and, to the Company’s Knowledge, no such Action is threatened. The Target Companies are not a party to and does not have any ongoing reporting obligations pursuant to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order, plan of correction or similar agreement imposed by any Governmental Authority. Neither the Target Companies, nor to the Company’s Knowledge, any of their employees, officers or directors, has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or human clinical research or, to the Knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(c) Neither the Target Companies nor any of their officers, employees or agents, or, to the Knowledge of the Company, any clinical investigator acting for or on behalf of the Target Companies, has (i) made an untrue statement of a material fact or fraudulent statement to any Healthcare Regulatory Authority or any other

Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to any Healthcare Regulatory Authority or any other Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Healthcare Regulatory Authority or Governmental Authority. Neither the Target Company nor any of their officers, employees, agents or, to the Knowledge of the Company, any clinical investigator acting for or on behalf of the Target Companies, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7.

4.27 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28 Finders and Brokers. Except as set forth in Schedule 4.28 of the Company Disclosure Schedules, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29 Information Supplied. Subject to the Company’s review of the information as included in such reports and filings described below, none of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser Stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Company, the Seller Representative, the Company Common Stock, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to either of the Purchaser Parties, the Purchaser Representative or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser Parties, the Purchaser Representative or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.

ARTICLE V

COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2 of the Company Disclosure Schedules, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) or as contemplated by the terms of this Agreement or the Ancillary Documents, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) except for a Permitted Company Equity Issuance, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, except for Indebtedness incurred solely for working capital purposes in an individual or aggregate amount not to exceed $7,500,000, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $250,000 individually or $500,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not by more than five percent (5%) of any employee’s salary, or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend (excluding the repricing of stock options granted in 2022 to the current fair market value based on a bona fide third party valuation for purposes of Section 409A of the Code obtained promptly following the execution of this Agreement) or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, or hire or fire any employee or individual service provider of a Target Company whose annual base salary exceeds $100,000, except for terminations for death, disability, cause or gross misconduct as reasonably determined by any Target Company, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP, enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to Taxes), request a ruling or similar guidance from any Governmental Authority with respect to any Tax matter, or file any income or other material Tax Return in a manner inconsistent with past practice;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company IP Licenses or other Company IP, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice, or disclose any Trade Secrets to any Person who has not entered into a valid, written non-disclosure agreement restricting the disclosure and use thereof;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) except for Transaction Expenses, voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights in an amount in excess of $250,000 individually or $500,000 in the aggregate other than in the ordinary course of business;

(xx) except for the Ancillary Documents, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE Investment) or as set forth on Schedule 5.3 of the Purchaser Disclosure Schedules, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) except in connection with the PIPE Investment, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $250,000 individually or $500,000 in the aggregate, (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $3,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP; enter into any Tax sharing or Tax indemnification agreement or similar agreement (except, in each case, for such agreements that are ordinary course contracts not primarily relating to Taxes), request a ruling or similar guidance from any Governmental Authority with respect to any Tax matter, or file any income or other material Tax Return in a manner inconsistent with past practice;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xi) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiii) make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xv) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities; or

(xvi) authorize or agree to do any of the foregoing actions.

5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b) The Company shall use its best efforts to deliver to the Purchaser by March 31, 2023, or as promptly as practicable thereafter, audited consolidated financial statements of the Target Companies for the fiscal year ended December 31, 2022, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall maintain the listing of the Purchaser Class A Common Stock, Purchaser Units and the Purchaser Public Warrants on the NYSE American or any other stock exchange; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on NYSE American, or the Nasdaq Stock Market, at the election of the Company, only the Purchaser Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) constituting a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. Each Party acknowledges and agrees that it is aware, and its Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NYSE American promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Each Party hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or related to its compliance or noncompliance with any Law or Accounting Principles; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than ten Business Days after the date hereof, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters.

(a) Each of the Parties intends that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations thereunder. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) At the Closing, the Company shall deliver to Purchaser (a) a certificate in such form as reasonably requested by Purchaser conforming to the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations and (b) a copy of the signed notice contemplated by Section 1.897-2(h)(2) of the Treasury Regulations, which Purchaser shall be entitled to file with the IRS in accordance with such Treasury Regulation.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration and Escalation Shares, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser Stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the shareholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser Stockholders to vote, at a special meeting of Purchaser Stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares as Merger Consideration and in connection with the PIPE Investment as may be required by the NYSE American), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American or such other stock exchange on which the Purchaser Class A Common Stock is listed or quoted, (ii) the approval of the A&R Charter, (iii) the adoption and approval of a new equity incentive plan, in a form to be mutually agreed between Purchaser and the Company (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock (in addition to those for the Assumed Options) equal to 10% of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption) (or such lesser amount as determined by the Post-Closing Purchaser Board at such time), (iv) adoption and approval of a new employee stock purchase plan in a form to be mutually agreed between Purchaser and the Company (the “ESPP”), which will provide for awards of purchase rights for a number of shares of Purchaser Common Stock, with an initial pool of two percent (2%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption, (or such lesser amount as determined by the Post-Closing Purchaser Board at such time), (v) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (vi) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vi), collectively, the “Purchaser Stockholder Approval Matters”), and (vii) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE American. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser Stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall cause the Proxy Statement to be mailed to Purchaser Stockholders.

(e) Purchaser shall comply in all material respects with all applicable Laws, any applicable rules and regulations of NYSE American, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

(f) If any tax opinion is required by the SEC or otherwise, or is given in connection with the transactions contemplated by this Agreement, such tax opinion shall be provided by counsel to the Company (and in no event by counsel to the Purchaser). For clarity, a tax opinion by neither Party’s advisors shall be a condition precedent to the Business Combination.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements. The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a joint press release announcing the execution of this Agreement. The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

5.15 Confidential Information.

(a) The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential

Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action to cause the board of directors of the Purchaser as of immediately following the Closing to consist of seven (7) directors (the “Post-Closing Purchaser Board”), who shall be designated as set forth on Schedule 5.17 of the Company Disclosure Schedules. At or prior to the Closing, the Purchaser will provide each director with a customary director indemnification agreement.

(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Sub or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser, Merger Sub or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Sub and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c) In the event Purchaser or Merger Sub or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Merger Sub (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.18.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment, shall first be used to pay (i) the Purchaser’s accrued and unpaid Expenses, including the premiums for the D&O Tail Insurance, (ii) the Purchaser’s deferred Expenses (including cash amounts, if any, payable to the IPO Underwriter and any legal fees) of the IPO, (iii) any loans owed by the Purchaser for any Expenses (including Extension Expenses) for administrative costs and expenses incurred by or on behalf of the Purchaser, (iv) any other Liabilities of the Purchaser as of the Closing and (v) any unpaid Transaction Expenses of the Company. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20 PIPE Investments. The Parties hereto acknowledge and agree that during the Interim Period, the Purchaser may enter into agreements with potential investors for equity financing (a “PIPE Investment”) for an aggregate amount of proceeds of up to Forty Million Dollars ($40,000,000) at a price and other terms and conditions mutually agreeable to the Company and the Purchaser, acting in good faith, and, if the Purchaser and the Company agree on the price and other terms and conditions of a PIPE Investment, the Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur.

5.21 Milestones. Promptly after the Company’s entry into a Pre-Closing Milestone Contract, the chief executive officer of the Company shall deliver a certificate to Purchaser specifying (i) that the Company has entered into such Pre-Closing Milestone Contract, (ii) the value of such Pre-Closing Milestone Contract, (iii) the amount of the Pre-Closing Milestone Adjustment and (iv) any accompanying details and documentation. The Pre-Closing Milestone Adjustment amount shall be included in the Merger Consideration.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the Purchaser Stockholders at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the Purchaser Stockholders at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents and applicable Law (the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(d) of the Company Disclosure Schedules shall have each been obtained or made.

(e) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Net Tangible Assets Test. After giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.

(g) Minimum Cash Condition. The Purchaser shall have, other than Restricted Cash, cash and cash equivalents to be released from the Trust Account (after giving effect to the completion and payment of the Redemption) plus the proceeds from the PIPE Investments, if any, plus the proceeds from a Sponsor-Assisted Permitted Company Equity Issuance, if any, less the amount of Purchaser’s and the Company’s unpaid Expenses, equal to at least Fifteen Million U.S. Dollars ($15,000,000).

(h) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(j) Stock Exchange Listing. The shares of Purchaser Common Stock to be issued as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE American or such other stock exchange as agreed to by the Company and the Purchaser, subject only to the official notice of issuance.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Purchaser (i) in Section 3.1 (Organization and Standing), Section 3.2 (Authorization), Section 3.5 (Capitalization) and Section 3.17 (Brokers and Finders) (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except to the extent expressly made as of a specific date, in which case, as of such specific date), (ii) set forth in Section 3.7 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date, and (iii) otherwise contained in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except in the case of this clause (ii) for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Voting and Lock-Up Agreement and the Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Purchaser Shares of Class B Common Stock and Purchaser Private Warrants. The Sponsor shall have provided documentary evidence, satisfactory to the Company, that it has transferred as incentives to investors in the PIPE Investment or Sponsor-Assisted Permitted Company Equity Issuance, or the Purchaser has cancelled, twenty five percent (25%) of its shares of Purchaser Class B Common Stock and one hundred percent (100%) of its Purchaser Private Warrants without further consideration.

(f) Waiver of Deferred Underwriter’s Compensation. Guggenheim Securities shall have waived all of its right, title and interest in deferred compensation and expenses that the Purchaser would have been obligated to pay from the proceeds in the Trust Account or otherwise.

(g) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company (i) set forth in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.3 (Capitalization), Section 4.4 (Subsidiaries) Section 4.28 (Finders and Brokers) (collectively, the “Company Fundamental Representations”) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except to the extent expressly made as of a specific date, in which case, as of such specific date), (ii) set forth in Section 4.8 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of each such date, and (iii) otherwise contained in this Agreement (other than the Company Fundamental Representations and Section 4.8) shall be true and correct in all respects (without regard to materiality or Material Adverse Effect qualifiers contained within such representations and warranties) as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date), except in the case of this clause (iii) for any failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii) LEGAL OPINION. Purchaser shall have received a duly executed opinion from the Company’s local counsel in Germany, in form and substance reasonably satisfactory to the Purchaser, addressed to the Purchaser and dated as of the Closing Date.

(iii) COMPANY CONVERTIBLE SECURITIES. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full all outstanding Company Convertible Securities or commitments therefor other than the Assumed Options.

(e) Resignations. Subject to the requirements of Section 5.17, the Purchaser shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

(f) Certain Ancillary Agreements. The Voting and Lock-Up Agreement for each Significant Company Holder and the Sponsor Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(g) Appraisal Rights. No more than 5% of the issued and outstanding shares of Company Stock as of the Effective Time shall, in the aggregate, be (a) Dissenting Shares or (b) shares held by Company Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares.

(h) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(f) of the Company Disclosure Schedules shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by September 14, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies, taken as a whole, following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser Stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained;

(h) by written notice by the Purchaser to the Company, if the Required Company Stockholder Approval was not delivered to Purchaser on or before 11:59 PM Eastern Time on second Business Day following the day on which the Registration Statement is declared effective under the Securities Act;

(i) by written notice by the Purchaser to the Company, if more than 5% of the issued and outstanding shares of Company Stock as of the Effective Time shall, in the aggregate, be (a) Dissenting Shares or (b) shares held by Company Stockholders who, under the provisions of section 92A.380 of the NRS, remain entitled to exercise and perfect appraisal rights in respect of such shares; or

(j) by written notice by the Purchaser to the Company, if the Purchaser is required to liquidate for failure to complete a Business Combination before the time specified in its amended and restated certificate of incorporation, as may be amended from time to time.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Sections 8.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred and unwaived expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

ARTICLE VIII

WAIVERS AND RELEASES

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of holders of the Purchaser Class A Common Stock (including overallotment shares acquired by the Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to the Purchaser’s Organizational Documents to extend the Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within 12 months after the closing of the IPO, subject to extension by amendment to the Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of the Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Purchaser and its Affiliates to induce the Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to the Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event the Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:

First Light Acquisition Group, Inc. 11110 Sunset Hills Road #2278 Reston, VA 20190 Attn: Thomas Vecchiolla Telephone No.: (202) 503-9255 Email: tom.vecchiolla@firstlightacquisition.com	Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attn: Raymond O. Gietz, Frederick S. Green Telephone No.: (202) 310-8000 Email: raymond.gietz@weil.com; Frederick.green@weil.com

If to the Company or the Surviving Corporation, to:	with a copy (which will not constitute notice) to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Purchaser after the Closing, to:	with a copy (which will not constitute notice) to:

Calidi Biotherapeutics, Inc.
11011 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attn: Allan Camaisa, Chairman and CEO
Facsimile No.: (858) 794-9605
Telephone No.: (858) 794-9600
Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

If to the Seller Representative to:	with a copy (which will not constitute notice) to:

Allan J. Camaisa Calidi Biotherapeutics, Inc. 11011 North Torrey Pines Road, Suite 200 La Jolla, CA 92037 Facsimile No.: (858) 794-9605 Telephone No.: (858) 794-9600 Email: acamaisa@calidibio.com	Lewis Brisbois Bisgaard & Smith LLP
633 West 5th Street, Suite 4000
Los Angeles, CA 90071
Attn: Scott E. Bartel
Facsimile No.: (916) 564-5444
Telephone No.: (916) 646-8228
Email: scott.bartel@LewisBrisbois.com

9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4 [Reserved]

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Specified Courts”) and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.10 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.14 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints First Light Acquisition Group, LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i)) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; (v) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person, (vi) determining the amount of the consideration payable to Company Stockholders under this Agreement pursuant to Sections 1.13 and 1.14; and (vii) determining whether a breach of the representation and warranty set forth in Section 4.3(c)(v) has occurred and the resulting damages suffered by the Purchaser as a result thereof; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any

Company Stockholders shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.14 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.15 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Allan J. Camaisa, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Sections 1.13 and 1.14; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction; (vi) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with its portion of the Merger Consideration; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative and the Purchaser, shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.15 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder shall have any cause of action against the Purchaser Representative, the Purchaser or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.15(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any

Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.15 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a portion of the Merger Consideration in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

9.16 Non-Survival of Representations, Warranties. Except for the representation and warranty set forth in Section 4.3(c)(v) which shall survive for a period of three (3) from the Closing, the representations and warranties of the Company and the Purchaser contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the Purchaser pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the Purchaser and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the Purchaser or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the Purchaser in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.17 Legal Representation. The Parties agree that, notwithstanding the fact that Weil, Gotshal & Manges LLP (“Weil”) may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Weil will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Weil’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Weil of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of Weil with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party

ARTICLE X

DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials, except as modified in the definition of Company Cash in Section 10 of this Agreement in the calculation of Net Debt.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, and (ii) the aggregate amount of the exercise prices for all Company Stock under vested in the money Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing.

“Allocation Schedule” means a schedule, dated as of the Closing Date, setting forth for each Company Stockholder, (i) the name and payment instructions for such Company Stockholder, (ii) the number of shares of Company Common Stock held as of the Closing Date by such Company Stockholder (after giving effect to the Company Convertible Securities Conversion), and (iii) the number of Escalation Shares such Company Stockholder would be entitled to in accordance with Section 1.18.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or other individual service provider or terminated employee or other service provider of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as may be amended or modified from time to time including, in each case, any rules or regulations promulgated thereunder (including any analogous provisions under state and local Law).

“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than the Purchaser, the Surviving Corporation or any of their respective subsidiaries or a parent company of the Purchaser resulting from a merger, consolidation, reorganization or other business combination), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in the Purchaser, the Surviving Corporation or any of their respective subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the board of directors of the Purchaser immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of the Purchaser, the Surviving Corporation or any of their respective subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of the Purchaser or the Surviving Corporation to any person).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Cash” means, as of the Reference Time for the calculation of Net Debt and as of January 4, 2023, for the calculation of Net Debt Target, the aggregate cash and cash equivalents (other than Restricted Cash) of the Target Companies on hand or in bank accounts, including deposits in transit, and, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time. Subject to the following sentence, with respect to the Reference Time, Company Cash shall include the amount of gross proceeds of any Unassisted Permitted Company Equity Issuance. In the event that any portion of the gross proceeds from any Unassisted Permitted Company Equity Issuance is used to pay all or any portion of the liabilities set forth in Schedule 1.17, then the amount of gross proceeds from any Unassisted Permitted Company Equity Issuance that is included in this definition of Company Cash at the Reference Time shall be reduced by a like amount. For the avoidance of doubt, Company Cash shall not include the amount of any Pre-Closing Milestone Adjustment Amount.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the NRS, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this

Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, the Company Options, SAFES, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into, or exchangeable for, including convertible notes, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means Calidi Biotherapeutics Inc. 2016 Equity Incentive Plan and the Calidi Biotherapeutics Inc. 2019 Equity Incentive Plan.

“Company IP” means all Owned Intellectual Property and all Licensed Intellectual Property.

“Company Option” means an option to purchase Company Stock that was granted pursuant to a Company Equity Plan.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Securities” means, collectively, the Company Stock, the Company Options and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, the holders of Company Stock as of immediately prior to the Effective Time after giving effect to the Company Convertible Securities Conversion.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, “moral” rights, mask works, copyrights and copyrightable works, and all database and design rights (including all data collections) and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“DGCL” means the Delaware General Corporation Law.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock outstanding immediately prior to the Effective Time (a) after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis and (b) treating all outstanding vested in the money Company Options as if the Company Option had been exercised with cash as of the Effective Time, but excluding any Company Securities described in Section 1.9(b).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”,

“hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than deferred compensation expenses and trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (j) the Tax Liability Amount, and (k) all obligation described in clauses (a) through (j) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all rights, title and interests associated with or arising out of any and all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and any and all similar, corresponding or equivalent intellectual or proprietary rights anywhere in the world.

“Internet Assets” means any and all domain names and domain name registrations and applications for registration therefor, web sites and web addresses and related rights, items and documentation related thereto, and all social media accounts.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of September 9, 2021, and filed with the SEC on September 13, 2021 (File No. 333-259038).

“IPO Underwriter” means Guggenheim Securities, LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, the actual knowledge of its directors and executive officers, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” means any and all rights granted to any Target Company pursuant to a valid and continuing Company IP License to use, sell, license, transfer or assign (as the case may be) or otherwise exploit Intellectual Property.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)—(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any), the failure to (y) obtain the Required Purchaser Stockholder Approval, or (z) arrange the PIPE Investment, shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Consideration” means (i) Two Hundred Fifty Million U.S. Dollars ($250,000,000), (ii)    plus or minus the Net Debt Adjustment set forth in Section 1.13, and subject to Section 1.17, and (iii) plus the Pre-Closing Milestone Adjustment Amount, if any.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted, less

(ii) Company Cash, which may be a positive or negative number and in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Net Debt Target” means (i) the aggregate amount of all Indebtedness of the Target Companies assuming all Indebtedness that is convertible into equity at the Closing has been converted, less (ii) Company Cash, which may be a positive or negative number and in each case of clauses (i) and (ii), as of January 4, 2023, on a consolidated basis and as determined in accordance with the Accounting Principles. A calculation of the Net Debt Target is set forth on Schedule 10.1(a) of the Company Disclosure Schedules.

“Non-Redeeming Pro Rata Share” means with respect to each Non-Redeeming Purchaser Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Purchaser Class A Common Stock beneficially owned by such Non-Redeeming Purchaser Stockholder immediately prior to the Redemption Deadline, divided by (ii) the total number of shares of Purchaser Class A Common Stock issued and outstanding immediately prior to the Redemption Deadline.

“NYSE American” means the NYSE American LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by, or exclusively licensed to, any Target Company.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any reissuances, divisionals, provisionals, continuations, continuations-in-part, revisions, renewals, extensions, substitutions, reissues and reexaminations thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Company Equity Issuance” means an offering of Company Common Stock (through SAFEs or otherwise) or Company convertible notes or Preferred Stock convertible in either case into Company Common Stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable price and terms consistent with past practices in an aggregate amount up to $40,000,000 during the Interim Period.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (d) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person, device, or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by any Target Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pre-Closing Milestone Adjustment Amount” means an amount equal to the aggregate up-front cash payments received by the Company in the Interim Period pursuant to any Pre-Closing Milestone Contracts.

“Pre-Closing Milestone Contract” means a revenue-generating definitive collaboration or out-license Contract involving the Company’s technology entered into by the Company during the Interim Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Privacy Laws” means, regardless of jurisdiction (domestic or foreign), any and all applicable Laws, legal requirements and self-regulatory guidelines and binding industry standards relating to the Processing of any Personal Information, and any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Company Common Stock beneficially owned by such Company Stockholder (after giving effect to the Company Convertible Securities Conversion) immediately prior to the Effective Time, divided by (ii) the total number of shares of Company Common Stock issued and outstanding (after giving effect to the Company Convertible Securities Conversion) immediately prior to the Effective Time.

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

“Purchaser Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the Purchaser Class A Common Stock and the Purchaser Class B Common Stock.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential

Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Forward Purchase Warrants” means the 2,500,000 Purchaser Public Warrants to be issued to Franklin Strategic Series – Franklin Small Cap Growth Fund, a Delaware statutory trust, in a private placement, pursuant to the Amended and Restated Forward Purchase Agreement, dated August 20, 2021 between the Purchaser and Franklin.

“Purchaser Preferred Stock” means preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Warrants” means the private placement warrants that were issued to the Sponsor and to Metric Finance Holdings I, LLC, entitling the holders thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $1.50 per whole share.

“Purchaser Public Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Preference Shares, the Purchaser Common Stock, and the Purchaser Warrants, collectively.

“Purchaser Stockholders” means, collectively, holders of Purchaser Common Stock and Purchaser Preferred Stock.

“Purchaser Trading Price” means the last reported sale price of the shares of Purchaser Common Stock as reported on NYSE American (or the exchange on which the shares of Purchaser Common Stock are then listed) for a period for any 20 days within any 30 consecutive day trading period (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half (1/2) of one (1) Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants, Purchaser Public Warrants and Purchaser Forward Purchase Warrants, collectively.

“Redemption Deadline” means the deadline by which holders of Purchaser Class A Common Stock are required to elect to redeem such shares in accordance with the Purchaser’s Organizational Documents and the Redemption.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Restricted Cash” means all cash and cash equivalents that are not freely useable because they are subject to restrictions or limitations on use or distribution by Law or Contract, including subject to escrow arrangements, or otherwise, including restrictions on dividends and repatriations.

“SAFE(s)” means Simple Agreement for Future Equity using the same form of agreement as the Company has used prior to the Interim Period.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means Allan Camaisa and Scott Leftwich.

“Software” means any computer programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means First Light Acquisition Group, LLC.

“Sponsor-Assisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance, which involves the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Liability Amount” means an amount (not less than $0) determined on a jurisdiction by jurisdiction basis, equal to the sum of (i) all unpaid Tax liabilities of the Company (and its Subsidiaries) for any Pre-Closing Tax Period, calculated as of the end of the Closing Date as if the taxable year of the Company and its Subsidiaries ended on the Closing Date and (ii) the amount of the employer portion of any employment, payroll or social security Taxes with respect to the Pre-Closing Tax Period for which payment has been deferred by the CARES Act or otherwise. The Tax Liability Amount shall be calculated without taking into account any payment of Taxes made after the Reference Time.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secret rights and corresponding rights in Company Confidential Information and other non-public or proprietary information, including formulas, compositions, inventor’s notes, manufacturing and production processes and techniques, testing information, research and development information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), and other identifiers indicating the business or source of goods or services, and other indicia of commercial source or origin, whether registered or unregistered, and all registrations and applications for registration and renewal thereof, and all goodwill associated with any of the foregoing.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, excise, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of November 9, 2020, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Unassisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance that does not involve the transfer by the Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
A&R Charter	Recitals
A&R Bylaws	Recitals
Acquisition Proposal	5.6(a)
Adjustment Amount	1.14(d)
Adjustment Amount Determination Date	1.13(a)
Adjustment Amount Holdback	1.13(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Antitrust Laws	5.9(b)
Articles of Merger	1.2
Assumed Option	1.9(d)
Audited Company Financials	4.7(a)
Business Combination	8.1
CFO	1.14(a)
Closing	2.1
Closing Date	2.1
Closing Statement	1.14(a)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.10(a)
Company Closing Statement	2.3
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company Fundamental Representations	6.2(a)
Company IP Licenses	4.13(a)
Company IT Systems	4.13(f)
Company Material Contract	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Preferred Stock Exchange	1.7
Company Real Property Leases	4.15
Company Registered IP	4.13(a)(i)
Company Written Consent	Recitals
Conversion Ratio	1.8

Term	Section
D&O Indemnified Persons	5.18(a)
D&O Tail Insurance	5.18(b)
Dissenting Shares	1.12
Dissenting Stockholder	1.12
Effective Time	1.2
EGS	9.17
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
ESPP	5.12(a)
Exchange Agent	1.10(a)
Excluded Share	1.9(b)
Expenses	7.3
Extension	5.3(a)
Extension Expenses	5.3(b)(iv)
FDA	4.26(a)
Federal Securities Laws	5.7
Healthcare Laws	4.26(b)
Healthcare Regulatory Authorities	4.26(a)
HIPAA	4.26(b)
Holdback Escrow Agent	1.13(b)
Incentive Plan	5.12(a)
Independent Expert	1.14(b)
Independent Expert Notice Date	1.14(b)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Letter of Transmittal	1.10(a)
Lock-Up Agreement	Recitals
Lost Certificate Affidavit	1.10(d)
Merger	Recitals
Merger Consideration	1.8
Merger Sub	Preamble
Net Debt Calculation Statement	1.12
NRS	Recitals
Objection Statement	1.14(b)
OFAC	3.20(c)
Off-the-Shelf Software	4.13(a)

Term	Section
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
PIPE Investment	5.20
Post-Closing Purchaser Board	5.17(a)
Privacy Requirements	4.13(g)
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser Closing Statement	2.2
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Fundamental Changes	6.12(a)
Purchaser Material Contract	3.13(a)
Purchaser Parties	Preamble
Purchaser Representative	Preamble
Purchaser Representative Documents	9.14(a)
Purchaser Stockholder Approval Matters	5.12(a)
Purchaser Special Meeting	5.12(a)
Redemption	5.12(a)

Term	Section
Registration Statement	5.12(a)
Registration Rights Agreement	Recital
Related Person	4.21(a)
Released Claims	8.1
Representative Party	1.14(b)
Required Company Stockholder Approval	Recitals
Required Purchaser Shareholder Approval	6.1(a)
SEC Reports	3.6(a)
Section 409A Plan	4.19(k)
Seller Representative	Preamble
Seller Representative Documents	9.15(a)
Significant Company Holders	Recitals
Specified Courts	9.5
Sponsor Agreement	Recitals
Stockholder Merger Consideration	1.8
Surviving Corporation	1.1
Tax Treatment	1.4
Top Customers	4.24
Top Suppliers	4.24
Transmittal Documents	1.10(b)

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

Merger Sub:

FLAG MERGER SUB, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: President

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

ANNEX A-1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to that certain Agreement and Plan of Merger (this “Amendment”) is made and entered into as of February 9, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) First Light Acquisition Group, LLC, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of the Purchaser (other than the Company Security Holders (as defined in the Merger Agreement) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined in the Merger Agreement) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of January 9, 2023 (the “Merger Agreement”);

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, the Merger Agreement may be amended by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative; and

WHEREAS, the Parties hereby desire to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

2.	Amendments to Merger Agreement.

a.	Section 1.4(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code (the “Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Escalation Shares to be issued to each Company Stockholder shall be withheld into an escrow account at Closing to be released to each applicable holder upon the achievement of the First Escalation Achievement Date, Second Escalation Achievement Date, Third Escalation Achievement Date and Fourth Escalation Achievement Date with any remaining Escalation Shares that have not been so released returned to the Purchaser for cancellation. The shares to be issued into escrow shall be non-voting shares that convert into voting common stock upon the release of such shares from the escrow account. The shares deposited into escrow that have not been released from escrow shall be returned to the Purchaser at the end of the Escalation Period for cancellation.”

b.	Section 1.10(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”) and distributing the Stockholder Merger Consideration and the Escalation Shares, if any. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration, 18,000,000 shares of Purchaser Class A Common Stock representing the aggregate number of Escalation Shares, and 2,000,000 shares of Purchaser Class A Common Stock representing the aggregate number of Purchaser Continuation Shares. At the Effective Time, and upon any Escalation Payment Date, the Purchaser shall deliver irrevocable instructions to the Exchange Agent to distribute the Stockholder Merger Consideration or the Escalation Shares, as applicable, to the Company Stockholders, in accordance with the Allocation Schedule, and the Purchaser Continuation Shares to the Non-Redeeming Purchaser Stockholders. At least two (2) Business Days prior to the Closing Date, the Company shall deliver the Allocation Schedule to the Purchaser and the Exchange Agent. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form to be mutually agreed between the Purchaser and the Company (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Stockholder Merger Consideration and the Escalation Shares, if any, shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.”

c.	Section 1.18(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“For the avoidance of doubt, the Company Stockholders shall be entitled to receive Escalation Shares upon the occurrence of each Escalation Achievement Date and on each Escalation Achievement Date, the Company Stockholders shall be entitled to receive the Escalation Shares for any Escalation Achievement Date set at a lower Purchaser Trading Price to the extent not already released; provided, however, that each Escalation Achievement Date shall only occur once, if at all, and in no event shall the Company Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares.”

d.	Section 1.18(d) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“The date on which any Escalation Shares are release from escrow pursuant to this Section 1.18, shall be referred to as an “Escalation Payment Date.” Notwithstanding anything to the contrary in the foregoing, if one or more Escalation Payment Dates shall occur prior to six (6) months following the Closing Date, then such Escalation Payment Date(s) shall be delayed until the date that is six (6) months following the Closing Date.”

e.	Section 1.19 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(a) As an incentive for holders of shares of Purchaser Class A Common Stock not to elect to redeem such shares, the Purchaser shall make available an aggregate amount of up to Two Million (2,000,000) shares of Purchaser Class A Common Stock (the “Purchaser Continuation Shares”) to the holders of Purchaser Class A Common Stock who do not elect to redeem their shares of Purchaser Class A Common Stock pursuant to the Redemption that results in the release of each such holder’s pro rata interest in the Trust Account that is not Restricted Cash (each, a “Non-Redeeming Purchaser Stockholder”).”

(b) On the Closing Date, the Purchaser shall issue, or cause to be issued, to each Non-Redeeming Purchaser Stockholder its Non-Redeeming Pro Rata Share of the Purchaser Continuation Shares.

For the sake of clarity, for every 100,000 shares of Purchaser Class A Common Stock that are not redeemed, the Purchaser will issue 48,450 Purchaser Continuation Shares, not to exceed an aggregate of 2,000,000 Purchaser Continuation Shares.”

f.	Section 7.1(h) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“by written notice by the Purchaser to the Company if the Required Company Stockholder Approval was not delivered to the Purchaser on or before 11:59 PM Eastern Time on the fifteenth (15th) Business Day following the day on which the Registration Statement is declared effective under the Securities Act.”

3.

Effect on the Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect, and the Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Merger Agreement, as the case may be, shall be deemed to refer to the Merger Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Merger Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Article IX of the Merger agreement is incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

The Seller Representative:

/s/ Allan Camaisa
Allan Camaisa

Purchaser Representative:

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

Annex A-2

Execution Version

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to that certain Agreement and Plan of Merger (this “Amendment”) is made and entered into as of June 16, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) First Light Acquisition Group, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of the Purchaser (other than the Company Security Holders (as defined in the Merger Agreement) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined in the Merger Agreement) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of January 9, 2023 (the “Merger Agreement”);

WHEREAS, the Parties entered into Amendment No. 1 to that certain Agreement and Plan of Merger, dated as of February 9, 2023 (the “Amendment No. 1”);

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, the Merger Agreement may be amended by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative; and

WHEREAS, the Parties hereby desire to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

2.	Amendments to Merger Agreement.

a.	Section 1.19 of the Merger Agreement is amended hereby to include the following new paragraph (c):

“(c) To the extent that there are Purchaser Continuation Shares that are not issued to the Non-Redeeming Purchaser Stockholders pursuant to Section 1.19(a) (the “Unused Purchaser Continuation Shares”), the Purchaser may designate for issuance at or prior to the Closing some or all of the Unused Purchaser Continuation Shares as an incentive for any PIPE Investment or in connection with another equity or debt-linked security investment in the Purchaser or the

Company that facilitates the Closing and/or the post-Closing liquidity of the Purchaser and its Subsidiaries.”

b.	Section 6.2(e) of the Merger Agreement is deleted in its entirety and replaced with the following:

“Purchaser Shares of Class B Common Stock and Purchaser Private Warrants. The Purchaser shall have provided documentary evidence, satisfactory to the Company, that, with respect to the Sponsor Incentive Securities, each of the Sponsor and Metric has transferred such Sponsor Incentive Securities (i) as incentives (x) to investors in the PIPE Investment and/or (y) in connection with any Sponsor-Assisted Permitted Company Equity Issuance, or (ii) to pay Expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of the Purchaser. With respect to any Sponsor Incentive Securities that are not transferred in accordance with the immediately preceding sentence, the Purchaser shall have provided documentary evidence, satisfactory to the Company, that such Sponsor Incentive Securities have been cancelled by the Purchaser without further consideration.”

c.	Article X. Definitions. Article X is amended as follows:

i.	The definition of “Adjusted Merger Consideration” is deleted in its entirety.

ii.	The definition of “Fully Diluted Shares” is deleted in its entirety and replaced with the following:

““Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock outstanding immediately prior to the Effective Time after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.9(b).””

iii.	The definition of “Per Share Price” is deleted in its entirety and replaced with the following:

““Per Share Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.””

iv.	The definition of “Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Permitted Company Equity Issuance” means an offering of Company Common Stock (through SAFEs or otherwise) or Company convertible notes or Preferred Stock convertible in either case into Company Common Stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable price and terms consistent with past practices in an aggregate amount up to $40,000,000 during the Interim Period.””

v.	The definition of “Sponsor-Assisted Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Sponsor-Assisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance, which involves the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance. Notwithstanding the definition of Unassisted Permitted Company Equity Issuance, to the extent that the Series B Financing is consummated, the Series B Financing shall be deemed to be a Sponsor-Assisted Permitted Company Equity Issuance under this definition.””

vi.	The following definition of “Metric” is added immediately following the definition of “Merger Sub Common Stock”:

“Metric” means Metric Finance Holdings I, LLC.

vii.	The following definition of “Series B Financing” is added immediately following the definition of “Securities Act”:

““Series B Financing” means the equity financing contemplated by the Company substantially in accordance with the terms set forth in the executed term sheet entitled “Term

Sheet for Series B Preferred Stock Financing of Calidi Biotherapeutics, Inc.” dated May 30, 2023, delivered by the Company to the Purchaser.””

viii.	The following definition of “Sponsor Incentive Securities” is added immediately following the definition of “Sponsor”:

““Sponsor Incentive Securities” means twenty five percent (25%) of the shares of Purchaser Class B Common Stock and one hundred percent (100%) of Purchaser Private Warrants held by the Sponsor and Metric.””

ix.	The definition of “Unassisted Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Unassisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance that does not involve the transfer by the Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance, except that to the extent that the Series B Financing is consummated, with or without the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor, the Series B Financing shall be deemed to be an Unassisted Permitted Company Equity Issuance under this definition.””

3.

Effect on the Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect, and the Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Merger Agreement, as the case may be, shall be deemed to refer to the Merger Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Merger Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Article IX of the Merger agreement is incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

The Seller Representative:

/s/ Allan Camaisa
Allan Camaisa

Purchaser Representative:

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

Annex B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

Calidi Biotherapeutics, Inc.

[     ]

The present name of the corporation is First Light Acquisition Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), and the Corporation DOES HEREBY CERTIFY AS FOLLOWS:

1. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 24, 2021 and was amended and restated on September 9, 2021 and further amended on September 14, 2022 (the “Original Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Calidi Biotherapeutics, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at such address is Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock,” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 331,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is [ ], having a par value of $0.0001 per share, of which, Three Hundred Twelve Million (312,000,000) are designed at Voting Common Stock (the “Voting Common Stock”) and Eighteen Million (18,000,000) are designated as non-voting common stock (the “Non-Voting Common Stock”). The total number of shares of Preferred Stock that the Corporation is authorized to issue is One Million (1,000,000), having a par value of $0.0001 per share.

Upon the filing and effectiveness of this Certificate with the Secretary of State of the State of Delaware (the “Effective Time”), each share of Class A common stock, par value $0.0001 per share, and each share of Class B common stock, par value $0.0001 per share, of First Light Acquisition Group, Inc. issued and outstanding or held in treasury immediately prior to the Effective Time (“Old Common Stock”) and without any action on the part of the holder thereof, shall be reclassified as and converted into one share of Voting Common Stock, with a par value of $0.0001 per share. Any stock certificate or book entry representing shares of Old Common Stock shall thereafter represent a number of whole shares of Common Stock into which such shares of Old Common Stock shall have been reclassified.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting.

(a) Voting Common Stock. Except as otherwise provided herein or expressly required by law, each holder of Voting Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Voting Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

(b) Non-Voting Common Stock. The Non-Voting Common Stock has exactly the same rights, terms and conditions as the Voting Common Stock, except that it does not entitle the holder thereof to vote on any matter submitted to the stockholders of the Corporation for their action or consideration, except as provided by the General Corporation Law of the State of Delaware or the other provisions of the Certificate of Incorporation. The Non-Voting Common Stock shall be issued into an escrow account (“Escrow Account”) in accordance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of January [], 2023, by and among, the Corporation, Calidi Biotherapeutics, Inc., FLAG Merger Sub, Inc. and the other parties there to (the “Merger Agreement”).

(c) Conversion of Non-Voting Common Stock. The shares of Non-Voting Common Stock shall automatically convert into shares of Voting Common Stock on a one-to-one basis at such time that such shares of Non-Voting Common Stock are released from the Escrow Account in accordance with the Merger Agreement and the escrow agreement governing the Escrow Account.

(d) Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any Certificate of Designation (as defined below)) that relates solely to the terms of any outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation) or pursuant to the DGCL.

(e) Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding), in each case by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and after payment or provision for payment of the debts and other liabilities of the Corporation, if any, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Other than those directors, if any, elected by the holders of any series of Preferred Stock, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three (3) classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. Except for the

terms of such additional directors, if any, as elected by the holders of any series of Preferred Stock, each director shall serve for a term ending on the date of the third (3rd) annual meeting of stockholders following the annual meeting at which the director was elected. The initial Class I directors shall serve for a term expiring at the first (1st) annual meeting of the stockholders following the date of this Certificate; the initial Class II directors shall serve for a term expiring at the second (2nd) annual meeting of the stockholders following the date of this Certificate; and the initial Class III directors shall serve for a term expiring at the third (3rd) annual meeting of the stockholders following the date of this Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, resignation, retirement, disqualification, removal of a director or other cause shall hold office for a term that shall coincide with the remaining term of that class. In no event will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to Part E of this Article V relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

D. Subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Part B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). The stockholders of the Corporation shall also have power to adopt, amend or repeal the Bylaws; provided, however, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI

STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders in lieu of such meeting.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, if any, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, (ii) the Chairperson of the Board of Directors, (iii) the Chief Executive Officer, or (iv) the President, and shall not be called by any other person or persons. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to the time of such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this

Article VII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII

INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding (“Proceeding”) brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL, this Certificate or the Bylaws (in each case, as may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of this Article IX is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

For the avoidance of doubt, clause (b) of this Article IX is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to any Proceeding, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX.

Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE X

AMENDMENTS

A. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all of the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.

B. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has executed this Amended and Restated Certificate of Incorporation this [ ] day of [ ].

[●]

By:
Name:
Title:

Annex C

Amended and Restated Bylaws

of

[POST-COMBINATION COMPANY]

ARTICLE I — CORPORATE OFFICES

Section 1.1 Registered Office. The address of the registered office of [●] (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

Section 1.2 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II — MEETINGS OF STOCKHOLDERS

Section 2.1 Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

Section 2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

Section 2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

Section 2.4 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.5 Notice of Nominations for Election to the Board.

(a) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting other than in accordance with the provisions of the Certificate of Incorporation.

(b) (i) For a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii) If the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must

(1) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (2) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (1) the conclusion of the time period for Timely Notice, (2) the date set forth in Section 2.5(b)(ii) or (3)

the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i) of these bylaws), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating

Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any materials delivered pursuant to this Section 2.5 by a candidate for director, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to amend or update any nomination or to submit any new nomination.

(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the votes cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

Section 2.6 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Section 2.7 Manner of Giving Notice; Affidavit of Notice.

Notice of any meeting of stockholders shall be deemed given:

(a) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records; or

(b) if electronically transmitted as provided in the DGCL.

An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

Section 2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chairperson of the Board, or in his or her absence or inability to act, the Chief Executive Officer, or in his or her absence or inability to act, the officer or director whom the Board shall appoint, shall act as chairperson of, and preside at the meeting. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

Section 2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

Section 2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

Section 2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(b) count all votes or ballots;

(c) count and tabulate all votes;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(e) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

Section 2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Section 2.17 Stockholder Action by Written Consent Without a Meeting.

Subject to the rights of the holders of any series of Preferred Stock of the Corporation, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders in lieu of such meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock of the Corporation, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock of the Corporation, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of preferred stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

ARTICLE III — DIRECTORS

Section 3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Section 3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

Section 3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, retirement, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

Section 3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee or subcommittee designated by the Board, in each case, may participate in a meeting of the Board, or any committee or subcommittee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

Section 3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

Section 3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile or electronic mail; or

(d) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

Section 3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.9 Board Action by Written Consent without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee or subcommittee thereof, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken by written consent without a meeting, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the applicable committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

Section 3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 3.11 Removal of Directors.

Subject to any special rights of the holders of one or more outstanding series of preferred stock of the Corporation to elect directors, the Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE IV — COMMITTEES

Section 4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee or subcommittee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

Section 4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (Place of Meetings; Meetings by Telephone);

(b) Section 3.6 (Regular Meetings);

(c) Section 3.7 (Special Meetings; Notice);

(d) Section 3.9 (Board Action Without a Meeting); and

(e) Section 7.13 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

Section 4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V — OFFICERS

Section 5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer and a President. The Corporation may also have, at the discretion of the Board, a Secretary, a Chairperson of the Board, a Vice Chairperson of the Board (each of such Chairperson or Vice Chairperson shall be a director but need not be elected as an officer), a Chief Legal Officer, a Chief Financial Officer or principal financial officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

Section 5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

Section 5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

Section 5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

Section 5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board (if an officer), the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

Section 5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

ARTICLE VI — RECORDS

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII — GENERAL MATTERS

Section 7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board (in each case, if an officer), the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.5 Shares Without Certificates.

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

Section 7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.10 Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Section 7.11 Stock Transfer Restrictions; Stock Forfeitures.

(a) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.12 Registered Stockholders.

The Corporation

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

ARTICLE VIII — NOTICE

Section 8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(c) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX — INDEMNIFICATION

Section 9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding.

Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

Section 9.2 Indemnification of Others.

The Corporation shall also have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by any covered person, and may also pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person actually collects as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws.

With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

ARTICLE X — AMENDMENTS

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by the Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the adoption, amendment or repeal of the bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class.

ARTICLE XI — DEFINITIONS

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex D

Execution Version

January 9, 2023

Calidi Biotherapeutics, Inc.

11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Re:	Business Combination Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. and Calidi Biotherapeutics, Inc. in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among First Light Acquisition Group, Inc., a Delaware corporation (the “Company”), Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”) and FLAG Merger Sub, Inc., a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1. Each of the series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”) and each director and officer of the Company (each, an “Insider” and collectively, the “Insiders”) hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the transactions, the Sponsor, Metric and each such Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock (a) in favor of the adoption of the Merger Agreement and approval of the Transactions and all other Purchaser Stockholder Approval Matters (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in favor of any other proposals set forth in the Company’s proxy statement to be filed by the Company with the SEC relating to the Transactions (including any proxy supplements thereto), (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in the Proxy Statement on the dates on which such meetings are held, and (e) against the following actions or proposals: (1) any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of the Company or any amendment of the Company’s amended and restated certificate of incorporation (the “Company Charter”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor, Metric or such Insider under this Letter Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions and (ii) not to redeem, elect to redeem or tender or submit any shares of the Capital Stock owned by it, him or her for redemption in connection with such stockholder approval or proposal, or in connection with any vote to amend the Company Charter.

2. During the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, the Sponsor, Metric and each Insider shall not, without the prior written consent of the Company and Calidi, Transfer any Units, shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of the Company are issued to the Sponsor, Metric or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Sponsor, Metric or any Insider or otherwise, (ii) the Sponsor, Metric or any Insider purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof or (iii) the Sponsor, Metric or any Insider acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof (such shares of Capital Stock, Warrants or other equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Sponsor, Metric or any Insider shall be subject to the terms of this paragraph 2 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by the Sponsor, Metric or any Insider as of the date hereof.

3. (a) Subject to the next succeeding sentence, in order to induce potential investors (“PIPE Investors”) to provide the PIPE Investment, each of the Sponsor and Metric hereby agrees that it will commit to Transfer to such PIPE Investors for no cash or other payment, up to 3,397,155 Private Placement Warrants and 643,951 Founder Shares, in the case of the Sponsor, and 217,886 Founder Shares, in the case of Metric (such Private Placement Warrants and Founder Shares, collectively, the “Incentive Securities”). The potential transfer of such Incentive Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares. The obligations of the Sponsor and Metric as set forth in the preceding sentence are subject to (i) the execution and delivery by PIPE Investors and the Company of one or more definitive agreements pursuant to which the PIPE Investors will provide to the Company $40 million of equity financing upon the Closing of the Merger, such definitive agreement(s) to be on terms and conditions acceptable to the Company and Calidi; (ii) the funding of such $40 million of equity financing to the Company by the PIPE Investors at the Closing of the Merger; and (iii) approval by the Company and Calidi as to the number of Incentive Securities to be transferred to a PIPE Investor.

(b) Immediately prior to, but conditioned upon, the Closing, each of the Sponsor and Metric hereby agrees to relinquish and waive any and all rights it has to, and shall forfeit, any and all Incentive Securities that it beneficially owns and that are not Transferred to PIPE Investors pursuant to subsection (a). The Incentive Securities that may be forfeited pursuant to this paragraph 3(b), shall be transferred to the Company, without any consideration paid for such Transfer, and cancelled.

4.

(a) With respect to the remaining 2,585,510 Founder Shares that are not Incentive Securities (of which, 1,931,852 Founder Shares are held by the Sponsor and 653,657 Founder Securities are held by Metric), the Sponsor and Metric each agree that, if the Closing occurs, it shall not Transfer:

(i) 1,292,755 Founder Shares (of which, 965,926 Founder Shares are held by the Sponsor and 326,829 Founder Shares are held by Metric) (or shares of Common Stock issuable upon conversion thereof) until the earliest to occur of: (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares 6-Month Lock-up Period”);

(ii) 1,292,755 Founder Shares (of which, 965,926 Founder Shares are held by the Sponsor and 326,829 Founder Shares are held by Metric) (or shares of Common Stock issuable upon conversion thereof) until the earliest to occur of: (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares 12-Month Lock-up Period”, and together with the Founder Shares 6-month Lock-up Period, the “Founder Shares Lock-up Period”).

(b) Notwithstanding the provisions set forth in paragraph 4(a)(i) and 4(a)(ii), Transfers of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor or Metric or any of their permitted transferees (that have complied with this paragraph 4(b)), are permitted (a) to the Company’s officers, directors or employees, any affiliates or family members of any of the Company’s officers, directors or employees, any members or employees of any series of the Sponsor, or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; and (e) in the case of Metric, to any affiliate of Metric (the transferees referred to in clauses (a) through (e) above are called “Permitted Transferees”); provided, however, that in the case of clauses (a) through (e), these Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

5. The Sponsor, Metric and each Insider has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement and, as applicable, to serve as an officer and/or a director on the board of directors of the Company and hereby consents to being named in the Prospectus as an officer and/or a director of the Company.

6. As used herein, (i) “Capital Stock” shall mean, collectively, the Common Stock and the Founder Shares; (ii) “Founder Shares” shall mean the shares of the Company’s Class B common stock, par value $0.0001 per share, owned by the Sponsor and Metric. As of the date hereof, the Sponsor holds 2,575,803 Founder Shares and Metric holders 871,543 Founder Shares; (iii) “Private Placement Warrants” shall mean the Warrants issued to the Sponsor to purchase up to 2,583,333 shares of Common Stock of the Company by the Sponsor and 813,822 shares of Common Stock of the Company by Metric; (iv) “Public Stockholders” shall mean the holders of securities issued in the Public Offering; and (v) “Transfer” shall mean the (a) sale, transfer or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction described in clauses (a) or

(b) is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

7. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

8. Except as otherwise expressly provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns and permitted transferees.

9. Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution”, “signed”, “signature” and words of like import in this Agreement or in any certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

11. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend, to the extent permitted by applicable law, that there shall be added as part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

13. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission or other electronic transmission, to the address set forth on the signature page.

14. This Letter Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement and (ii) the expiration of the Founder Shares Lock-up Periods.

15. Parties hereto hereby agree and acknowledge that: (i) the Company and Calidi, would be irreparably injured in the event of a breach of its, his or her obligations under this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the Company and Calidi shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

[Signature Page Follows]

Sincerely,

SPONSOR:

FIRST LIGHT ACQUISITION GROUP, LLC

By: FLAG Sponsor Manager, LLC, on behalf of Series 1 through Series 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Managing Member

METRIC:

METRIC FINANCE HOLDINGS I, LLC

By:	/s/ Michael Constantino
Name:	Michael Constantino
Title:	Chief Financial Officer

INSIDERS:

By:	/s/ Michael Ruettgers
Name:	Michael Ruettgers

By:	/s/ William Fallon
Name:	William Fallon

By:	/s/ Jeanne Tisinger
Name:	Jeanne Tisinger

By:	/s/ Thomas A. Vecchiolla
Name:	Thomas A. Vecchiolla

By:	/s/ Michael J. Alber
Name:	Michael J. Alber

[Signature page to Letter Agreement]

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name:	Thomas Vecchiolla
Title:	Chief Executive Officer

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name:	Allan Camaisa
Title:	Chief Executive Officer

[Signature page to Letter Agreement]

Annex D-1

Execution Version

Amendment No.1 to Sponsor Agreement

This Amendment No. 1 to that certain Sponsor Agreement (this “Amendment”) is made and entered into as of June 16, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Company”), (ii) each of the series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), (iii) Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”), (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”).

The Company, the Sponsor, Metric, each Insider and Calidi are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into a Sponsor Agreement, dated as of January 9, 2023 (the “Sponsor Agreement”);

WHEREAS, pursuant to Section 7 of the Sponsor Agreement, the Sponsor Agreement may be amended by execution of a written instrument signed by the Parties thereto; and

WHEREAS, the Parties hereby desire to amend the Sponsor Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.

Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in that certain Agreement and Plan of Merger by and among the Company, Calidi, the Sponsor and the other parties thereto, dated as of January 9, 2023, as amended (the “Merger Agreement”).

2.	Amendments to Sponsor Agreement.

a.	Section 3 of the Sponsor Agreement is hereby deleted in its entirety and replaced with the following:

“(a) In order to induce potential investors (“PIPE Investors”) to provide the PIPE Investment or the Series B Financing (the “Series B Investors” and together with the PIPE Investors, the “Investors”), each of the Sponsor and Metric hereby agrees that it will commit to Transfer to such Investors, for no cash or other payment, up to 3,397,155 Private Placement Warrants and 643,951 Founder Shares, in the case of the Sponsor, and 217,886 Founder Shares, in the case of Metric (such Private Placement Warrants and Founder Shares, collectively, the “Incentive Founder Securities”). The potential transfer of such Incentive Founder Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares.

(b) In the event that fewer than 3,397,155 Private Placement Warrants and 861,837 Founder Shares are used to incentivize Investors (such remaining securities, the “Remaining Incentive Founder Securities”), the Remaining Incentive Founder Securities may be Transferred by each of the Sponsor and Metric (proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares ) as (i) incentives in connection with any other Sponsor-Assisted Permitted Company Equity Issuance, or (ii) to pay Expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of the Company.

(c) Immediately prior to, but conditioned upon, the Closing, each of the Sponsor and Metric hereby agrees to relinquish and waive any and all rights it has to, and shall forfeit, any and all Incentive Founder Securities that it beneficially owns and that are not Transferred (i) to any Investors pursuant to subsection 3(a) or (ii) in connection with any transaction contemplated pursuant to subsection 3(b). The Incentive Founder Securities that may be forfeited pursuant to this paragraph 3(c), shall be transferred to the Company, without any consideration paid for such Transfer, and cancelled.”

3.

Effect on the Sponsor Agreement. Except as specifically amended by this Amendment, the Sponsor Agreement shall remain in full force and effect, and the Sponsor Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Sponsor Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Sponsor Agreement, as the case may be, shall be deemed to refer to the Sponsor Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Sponsor Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Sections 7 through 15 of the Sponsor Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

Sincerely,

2

SPONSOR:

FIRST LIGHT ACQUISITION GROUP, LLC

By: FLAG Sponsor Manager, LLC, on behalf of Series 1 through Series 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company

By:	/s/ William J. Weber
Name: William J. Weber
Title: Managing Member

METRIC:

METRIC FINANCE HOLDINGS I, LLC

By:	/s/ Michael Constantino
Name: Michael Constantino
Title: Chief Financial Officer

INSIDERS:

By:	/s/ Michael Ruettgers
Name: Michael Ruettgers

By:	/s/ William Fallon
Name: William Fallon

By:	/s/ Jeanne Tisinger
Name: Jeanne Tisinger

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla

By:	/s/ Michael J. Alber
Name: Michael J. Alber

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Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

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Annex E

Execution Version

January 9, 2023

Calidi Biotherapeutics, Inc.

11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Re:	Business Combination Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. (“FLAG”) and Calidi Biotherapeutics, Inc. (the “Company”) in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among FLAG, the Company, and FLAG Merger Sub, Inc., a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition to the willingness of FLAG to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder (as defined below) thereunder, and the expenses and efforts to be undertaken by FLAG and the Company to consummate the Transactions, FLAG, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to FLAG regarding the manner in which Holder is bound hereunder to vote any shares of Capital Stock which Holder beneficially owns, holds or otherwise has voting power during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Merger, the Ancillary Documents and the Transactions.

1. The undersigned, being a holder of the Capital Stock in such amounts as set forth underneath Holder’s name on the signature page hereto (each, a “Holder”), hereby agrees that, as promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act, the Holder shall duly execute, and become party to, a true and correct copy of an irrevocable written consent to be delivered by the Company to FLAG approving (i) the Merger Agreement and Ancillary Agreements to which the Company is or will be a party and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement, which consent shall constitute any and all necessary or requisite consent of the Holder to the Transactions under all applicable provisions of the Company’s organizational documents and the NRS.

2. Without limiting the foregoing provisions of paragraph 1, each Holder hereby unconditionally and irrevocably agrees: that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the Transactions, each Holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock

(a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in favor of any other proposals set forth in the Company’s proxy statement distributed in connection with such meeting, (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in such proxy statement on the dates on which such meetings are held, and (e) against the following actions or proposals: (1) any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of the Company or any amendment of the Company’s amended and restated articles of incorporation (the “Company Charter”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Holder under this Letter Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions.

3. During the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, each Holder shall not, without the prior written consent of the Company and FLAG, Transfer any shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of the Company are issued to any Holder after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Holder or otherwise, (ii) any Holder purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof or (iii) any Holder acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof (such shares of Capital Stock, Warrants or other equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by such Holder shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by such Holder as of the date hereof.

4.

(a) Each Holder agrees that, if the Closing occurs, it shall not Transfer:

(i) with respect to 50% of the shares of Purchaser Common Stock received by such Holder as Merger Consideration, until the earliest to occur of: (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which FLAG completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FLAG’s Public Stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property (the “6-Month Lock-up Period”);

(ii) with respect to the remaining 50% of the shares of Purchaser Common Stock received by such Holder as Merger Consideration, until the earliest to occur of: (A) twelve months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations,

2

recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which FLAG completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FLAG’s Public Stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property (the “12-Month Lock-up Period”, and together with the 6-month Lock-up Period, the “Lock-up Periods”).

(b) Notwithstanding the provisions set forth in paragraph 4(a)(i) and 4(a)(ii), Transfers of the shares of FLAG Capital Stock that are held by any Holder or any of their permitted transferees (that have complied with this paragraph 4(b)), are permitted (a) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; and (c) in the case of an individual, pursuant to a qualified domestic relations order; (the transferees referred to in clauses (a) through (c) above are called “Permitted Transferees”); provided, however, that such Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

5. Each Holder has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.

6. As used herein, (i) “Capital Stock” shall mean, collectively, (A) the common stock, par value $0.0001 per share, of the Company, (B) the preferred stock, par value $0.0001 per share, of the Company and (C) the Company Options, SAFES, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company; and (iii) “Transfer” shall mean the (a) sale, transfer or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction described in clauses (a) or (b) is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b). Notwithstanding the foregoing, the term Transfer shall not include a pledge or other hypothecation by Holder of its Capital Stock as collateral in connection with obtaining a loan from a lender, the proceeds of which will be used as a loan to the Company for working capital purposes, or with the consent of the Purchaser Representative for any other purpose. As long as there is no event of default on such loan, the Holder shall retain its voting rights over such Capital Stock.

7. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

8. Except as otherwise expressly provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns and permitted transferees.

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9. Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution”, “signed”, “signature” and words of like import in this Agreement or in any certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

11. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend, to the extent permitted by applicable law, that there shall be added as part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

13. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission or other electronic transmission, to the address set forth on the signature page.

14. This Letter Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement and (ii) the expiration of the Lock-up Periods.

15. The Parties hereby agree and acknowledge that: (i) the Company and FLAG, would be irreparably injured in the event of a breach of Holder’s obligations under this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the Company and FLAG shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

16. The Parties hereby agree that the Purchaser Representative (as defined in the Merger Agreement) is a third party beneficiary to this Letter Agreement and the Parties shall not waive any obligations hereunder without the consent of the Purchaser Representative.

[Signature Page Follows]

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Sincerely,

Holder:
Name of Holder: [ ]
By:
Name:
Title:

Number and Type of Company Stock and/or Company Options:
Company Stock:

Company Options:

Address for Notice:
Address:

Telephone No.:
Email:

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:
Name:
Title:

CALIDI BIOTHERAPEUTICS, INC.

By:
Name:
Title:

[Signature page to Letter Agreement]

Annex E-1

Execution Version

AMENDMENT NO.1 TO LETTER AGREEMENT

This Amendment No. 1 to that certain letter (this “Amendment”) is made and entered into as of April [12], 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (“FLAG”), (ii) [●] (the “Holder”), and (iii) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). FLAG, the Holder and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into a Letter Agreement, dated as of January 9, 2023 (the “Letter Agreement”);

WHEREAS, pursuant to Section 7 of the Letter Agreement, the Letter Agreement may be amended by execution of a written instrument signed by FLAG, the Holder and the Company; and

WHEREAS, the Parties hereby desire to amend the Letter Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Letter Agreement.

2.	Amendment to Letter Agreement. Section 1 of the Letter Agreement is hereby amended so that the reference to “two (2) Business Days” shall be replaced with “fifteen (15) Business Days”.

3.

Effect on the Letter Agreement. Except as specifically amended by this Amendment, the Letter Agreement shall remain in full force and effect, and the Letter Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Letter Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Letter Agreement, as the case may be, shall be deemed to refer to the Letter Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Letter Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Sections 7, 8, 9, 10, 11, 12, 13, 15 and 16 of the Letter Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

FLAG:

FIRST LIGHT ACQUISITION GROUP, INC.

By:
Name:	Thomas A. Vecchiolla
Title:	Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:
Name:	Allan Camaisa
Title:	Chief Executive Officer

Holder:

By:
Name:	[●]

Execution Version

June 16, 2023

Calidi Biotherapeutics, Inc.

11011 North Torrey Pines Road, Suite 200

La Jolla, CA 92037

First Light Acquisition Group, Inc.

11110 Sunset Hills Road #2278

Reston, VA 20190

Re: Business Combination Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. (“FLAG”) and Calidi Biotherapeutics, Inc. (the “Company”) in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 9, 2023, as may be amended from time to time, by and among FLAG, the Company, and FLAG Merger Sub, Inc., a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into Calidi, with Calidi being the surviving corporation in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition to the willingness of FLAG to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by Holder (as defined below) thereunder, and the expenses and efforts to be undertaken by FLAG and the Company to consummate the Transactions, FLAG, the Company and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to FLAG regarding the manner in which Holder is bound hereunder to vote any shares of Capital Stock which Holder beneficially owns, holds or otherwise has voting power during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Merger Agreement, the Merger, the Ancillary Documents and the Transactions.

1. The undersigned, being a holder of the Capital Stock in such amounts as set forth underneath such holder’s name on the signature page hereto (the “Holder”), hereby agrees that, as promptly as reasonably practicable (and in any event within fifteen (15) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act, the Holder shall duly execute, and become party to, a true and correct copy of an irrevocable written consent to be delivered by the Company to FLAG approving (i) the Merger Agreement and Ancillary Agreements to which the Company is or will be a party and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement, which consent shall constitute any and all necessary or requisite consent of the Holder to the Transactions under all applicable provisions of the Company’s organizational documents and the NRS.

2. Without limiting the foregoing provisions of paragraph 1, the Holder hereby unconditionally and irrevocably agrees: that at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company’s board of directors or undertaken as contemplated by the Transactions, the Holder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock

(a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Company contained in the Merger Agreement, (c) in favor of any other proposals set forth in the Company’s proxy statement distributed in connection with such meeting, (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in such proxy statement on the dates on which such meetings are held, and (e) against the following actions or proposals: (1) any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of the Company or any amendment of the Company’s amended and restated articles of incorporation (the “Company Charter”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Company’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Holder under this Letter Agreement, or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions.

3. During the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, the Holder shall not, without the prior written consent of the Company and FLAG, Transfer any shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of the Company are issued to the Holder after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Holder or otherwise, (ii) the Holder purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof or (iii) the Holder acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of the Company after the date hereof (such shares of Capital Stock, Warrants or other equity securities of the Company described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Holder shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by the Holder as of the date hereof.

4.

(a) The Holder agrees that, if the Closing occurs, it shall not Transfer:

(i) with respect to the shares of Purchaser Common Stock received by the Holder as Merger Consideration, until the earliest to occur of: (A) six months after the Closing; (B) subsequent to the Closing, the date on which the last reported sale price of the shares of Purchaser Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing; and (C) subsequent to the Closing, the date on which FLAG completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of FLAG’s Public Stockholders having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property (the “Lock-up Period”);

(b) Notwithstanding the provisions set forth in paragraph 4(a)(i), Transfers of the shares of FLAG Capital Stock that are held by the Holder or any of their permitted transferees (that have complied with this paragraph 4(b)), are permitted (a) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (b) in the case of an individual, by virtue of laws of descent and

2

distribution upon death of the individual; and (c) in the case of an individual, pursuant to a qualified domestic relations order; (the transferees referred to in clauses (a) through (c) above are called “Permitted Transferees”); provided, however, that such Permitted Transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

5. The Holder has full right and power, without violating any agreement to which it, he or she is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement.

6. As used herein, (i) “Capital Stock” shall mean, collectively, (A) the common stock, par value $0.0001 per share, of the Company, (B) the preferred stock, par value $0.0001 per share, of the Company and (C) the Company Options, SAFES, and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company; and (iii) “Transfer” shall mean the (a) sale, transfer or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction described in clauses (a) or (b) is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b). Notwithstanding the foregoing, the term Transfer shall not include a pledge or other hypothecation by Holder of its Capital Stock as collateral in connection with obtaining a loan from a lender, the proceeds of which will be used as a loan to the Company for working capital purposes, or with the consent of the Purchaser Representative for any other purpose. As long as there is no event of default on such loan, the Holder shall retain its voting rights over such Capital Stock.

7. This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

8. Except as otherwise expressly provided herein, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the parties hereto and their respective successors, heirs and assigns and permitted transferees.

9. Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10. This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution”, “signed”, “signature” and words of like import in this Agreement or in any certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

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11. This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend, to the extent permitted by applicable law, that there shall be added as part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

13. Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission or other electronic transmission, to the address set forth on the signature page.

14. This Letter Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement and (ii) the expiration of the Lock-up Period.

15. The Parties hereby agree and acknowledge that: (i) the Company and FLAG, would be irreparably injured in the event of a breach of Holder’s obligations under this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the Company and FLAG shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

16. The Parties hereby agree that the Purchaser Representative (as defined in the Merger Agreement) is a third party beneficiary to this Letter Agreement and the Parties shall not waive any obligations hereunder without the consent of the Purchaser Representative.

[Signature Page Follows]

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Sincerely,

Holder:
Holder:
JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, CEO

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas Vecchiolla
Name:	Thomas Vecchiolla
Title:	Chief Executive Officer

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name:	Allan Camaisa
Title:	Chief Executive Officer

Annex F

Final Form

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION AND STOCKHOLDER RIGHTS AGREEMENT (this “Agreement”), dated as of [__], 2022, is made and entered into by and among [New Calidi], a Delaware corporation (the “Company”), each of the undersigned series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”, together with the Sponsor and any person or entity deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Existing Holder” and, collectively, the “Existing Holders”), and the undersigned who are listed as New Holders on the signature pages hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on September 9, 2021, the Company, the Sponsor, Metric and certain other parties thereto entered into that certain Registration Rights and Shareholder Rights Agreement (the “Existing Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 9, 2023, by and among the Company, FLAG Merger Sub, Inc., a Nevada corporation, Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”) and the other parties thereto;

WHEREAS, in connection with the closing of the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth in the Merger Agreement and the other Ancillary Agreements, the New Holders were issued shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), in each case, in such amounts and subject to such terms and conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to Section 6.6 of the Existing Agreement, any of the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined therein) of at least a majority-in-interest of the Registrable Securities (as defined therein) at the time in question; and

WHEREAS, the Company, Sponsor and the other parties to the Existing Agreement desire to amend and restate the Existing Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Common Stock” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Agreement” shall have the meaning given in the Recitals.

“Existing Holders” shall have the meaning given in the Preamble.

“Form S-1” shall mean Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-3” shall have the meaning given in subsection 2.2.1.

“Founder Shares” shall mean all shares of Class B Common Stock, par value $0.0001, of the Company (including shares of Class A Common Stock of the Company issuable upon conversion thereof).

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall mean the Existing Holders, the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Lock-Up Period” shall mean, (A) with respect to fifty percent (50%) of the Company Common Stock held by the Holders, the period ending on the earliest of (x) six months after the date hereof, (y) subsequent to the date hereof, the date on which the last reported sale price of the shares of Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (z) subsequent to the date hereof, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders

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having the right to exchange their shares of Company Common Stock for cash, securities or other property and (B) with respect to the remaining fifty percent (50%) of the Company Common Stock held by the Holders, the period ending on the earliest of (x) twelve months after the date hereof, (y) subsequent to the date hereof, the date on which the last reported sale price of the shares of Company Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof; and (z) subsequent to the date hereof, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s Public Stockholders having the right to exchange their shares of Company Common Stock for cash, securities or other property.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.2.

“Merger Agreement” shall have the meaning given in the Recitals.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean any person or entity to whom a Holder is permitted to Transfer such securities prior to the expiration of the applicable Lock-Up Period as set forth in subsection 3.6.2.

“Piggyback Registration” shall have the meaning given in subsection 2.1.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Founder Shares (including any shares of Company Common Stock or other equivalent equity security issued or issuable upon the conversion of any such Founder Shares or exercisable for shares of Company Common Stock), (b) shares of Company Common Stock issued to a New Holder as consideration pursuant to the Merger, (c) shares of Company Common Stock issuable upon vesting, settlement, or exercise of restricted stock units, performance stock units, options, warrants, or other rights held by a Holder and (d) any other equity security of the Company issued or issuable with respect to any such Company Common Stock by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Company Common Stock are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering or other offering involving an Underwriter, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Takedown Requesting Holders initiating an Underwritten Shelf Takedown, not to exceed $50,000 without the consent of the Company (not to be unreasonably withheld, conditioned or delayed).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Restricted Shares” shall have the meaning given in subsection 3.6.1.

“Rule 415” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean a registration statement filed pursuant to subsection 2.2.1.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.2.2.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.2.3.

“Transfer” shall mean a registration statement filed pursuant to subsection 3.6.1.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.2.3.

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ARTICLE 2

REGISTRATIONS

2.1 Piggyback Registration.

2.1.1 Piggyback Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for an at-the-market (ATM) or equity-line offering by the Company or (vi) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) business days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.1.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.1.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.2.3.

2.1.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than Underwritten Shelf Takedown), in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Company Common Stock that the Company desires to sell, taken together with (i) the shares of Company Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.1 hereof, and (iii) the shares of Company Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable

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Securities that the Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”) exercising its rights to register its Registrable Securities pursuant to subsection 2.1.1 hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Company Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Company Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.1.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Company Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.1.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.1.3.

2.2 Shelf Registrations.

2.2.1 Initial Registration. The Company shall use commercially reasonable efforts to, within thirty (30) days after the date hereof, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this Section 2.2.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this Section 2.2.1 shall be a shelf registration statement on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.2.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this Section 2.2.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is

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available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this Section 2.2.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this Section 2.3.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made). In the event the Company files a Shelf on Form S-1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a shelf registration statement on Form S-3 (“Form S-3”) as soon as practicable after the Company is eligible to use Form S-3.

2.2.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding or if the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf) and correct any such Misstatement, and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Shelf (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective and available for use to permit the Holders named therein to sell their Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of a Holder shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holder. The Company’s obligation under this Section 2.2.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.2.3 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, following the expiration of the applicable Lock-Up Period, the Sponsor and the Significant Company Holders (each, a “Takedown Requesting Holder”) may request to sell all or any portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggy-back securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000, and the Company is eligible to use the Registration Statement for such Underwritten Shelf Takedown. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown (the “Takedown Request Notice”). The Takedown Request Notice shall specify the approximate number of Registrable Securities to be sold in the Underwritten Shelf Takedown. Within five (5) calendar days after receipt of any Takedown Request Notice, the Company shall give written notice of the requested

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Underwritten Shelf Takedown (the “Takedown Offer Notice”) to all other Holders and, subject to the provisions of Section 2.2.4 hereof, shall include in the Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein within three (3) calendar days after sending the Takedown Offer Notice, pursuant to written contractual piggy-back registration rights of such holder (including to those set forth herein). The Sponsor shall have the right to select the underwriter(s) for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed. The Sponsor and the Significant Company Holders may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.2.3 in any six (6)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering, subject to the provisions of Section 2.1.

2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Sponsor and the Takedown Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Takedown Requesting Holders (if any) desire to sell, taken together with all other shares of Company Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Sponsor that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Company Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Company Common Stock or other equity securities of the Takedown Requesting Holders, if any, that can be sold without exceeding the Maximum Number of Securities, determined Pro Rata based on the respective number of Registrable Securities that each Takedown Requesting Holder has so requested to be included in such Underwritten Shelf Takedown.

2.2.5 Withdrawal. The Sponsor shall have the right to withdraw from an Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown prior to the public announcement of such Underwritten Shelf Takedown. If so withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the Sponsor for purposes of subsection 2.2.3, unless either (i) the Sponsor has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Sponsor reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Takedown Requesting Holders, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Takedown Requesting Holder has requested be included in such Underwritten Shelf Takedown). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to and including a withdrawal under this subsection 2.2.5, unless the Sponsor elect to pay such Registration Expenses pursuant to clause (ii) of this subsection 2.2.5.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock agrees that it shall not Transfer any equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

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ARTICLE 3

COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, in a timely manner:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until the earlier of (a) all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or (b) the termination of this Agreement;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its

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commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus other than by way of a document incorporated by reference (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4) furnish a copy thereof to each seller of such Registrable Securities or its counsel, excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders, Underwriter, placement agent or sales agent to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, placement agent, sales agent attorney or accountant in connection with the Registration; provided, however, that such representatives, Underwriters, placement agents, sales agents, attorneys or accountant enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, that the Company will not include the name of any Holder or any information regarding any Holder not participating in such sale pursuant to such Registration unless required by the Commission or any applicable law, rules or regulations;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering or a sale by a placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 otherwise use its commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), and which requirement will be deemed satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act (or any successor rule promulgated thereafter by the Commission);

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3.1.15 with respect to an Underwritten Offering pursuant to Section 2.2.3, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration and an Underwriter.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration. No person may participate in any Underwritten Offering or other offering involving a Registration and an Underwriter for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such arrangements.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities, and in each case maintain the

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confidentiality of such notice and its contents. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.2.

3.4.3 Subject to subsection 3.4.4, if (i) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) days (or such shorter time as the managing Underwriters may agree) after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective or maintain the effectiveness of the applicable Registration Statement, or (ii) pursuant to subsection 2.2.3, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.2.3.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company, in either case, for not more than sixty (60) consecutive calendar days or more than one hundred twenty (120) total calendar days during any twelve (12)-month period.

3.4.5 Notwithstanding anything to the contrary set forth herein, the Company shall not be required provide any Holder with any material, nonpublic information regarding the Company other than to the extent that providing notice to such Holder hereunder constitutes material, nonpublic information regarding the Company.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Company Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Transfer Restrictions.

3.6.1 During the applicable Lock-Up periods, the Holders shall be subject to the Transfers Restriction set forth in (i) Section 4 of the Amended and Restated Sponsor Agreement, dated as of January 9, 2023, by and among FLAG, Calidi, the Sponsor, Metric and the insiders party thereto and (ii) the Voting and Lock-Up Agreement, dated as of January 9, 2023, by and among FLAG, Calidi and the Holders (as defined therein) party thereto, as applicable.

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ARTICLE 4

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement, which (a) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (b) includes a statement or admission of fault and culpability on the part of such indemnified party or (c) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the Transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [-], with copy to: [-], and, if to any Holder, at such Holder’s address or facsimile number as set forth on such Holder’s signature page hereto. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

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5.2.2 Prior to the expiration of the applicable Lock-Up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements (including the Existing Agreement), representations, understandings, negotiations and discussions between the parties, whether oral or written.

5.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.7 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; and provided, further, that the Company may waive the lockup restrictions as

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set forth in Section 3.6.2. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

5.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.12 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.13 Additional Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder, to the extent necessary for the Company to make determinations hereunder.

5.14 Term. This Agreement shall terminate upon the earlier of (i) the fifth anniversary of the date of this Agreement and (ii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article 4 shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

[FIRST LIGHT ACQUISITION GROUP, INC.]

By:
Name:
Title:

[Signature Page to A&R Registration Rights Agreement]

HOLDERS:

FIRST LIGHT ACQUISITION GROUP, LLC
By: FLAG Sponsor Manager, LLC

By:
Name:
Title:

Address for Notice:

Address:

Telephone No.:
Email:

[Signature Page to A&R Registration Rights Agreement]

METRIC FINANCE HOLDINGS I, LLC

By:
Address:

Address for Notice:

Address:

Telephone No.:
Email:

[Signature Page to A&R Registration Rights Agreement]

FRANKLIN STRATEGIC SERIES – FRANKLIN SMALL CAP GROWTH FUND

By:
Address:

Address for Notice:

Address:

Telephone No.:
Email:

[Signature Page to A&R Registration Rights Agreement]

NEW HOLDERS:

[__]
By: [__]

[__]
[__]

Address for Notice:

Address:

Telephone No.:
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[Signature Page to A&R Registration Rights Agreement]

Annex G

CALIDI BIOTHERAPEUTICS, INC.

2023 EQUITY INCENTIVE PLAN

1.    PURPOSE. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.    SHARES SUBJECT TO THE PLAN.

2.1.    Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is [                 (                )] Shares, equal to 10% of the issued and outstanding Shares of the Company determined as of immediately after the Effective Date (after giving effect to the Redemption) or such lesser amount as determined by the Board at such time.

2.2.    Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to satisfy the tax withholding obligations related to an RSU will become available for future grant or sale under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for grant and issuance in connection with subsequent Awards under this Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.3.    Minimum Share Reserve. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.5    ISO Limitation. No more than [                 (                )] Shares will be issued pursuant to the exercise of ISOs granted under the Plan.

2.6.    Adjustment of Shares. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (a)-(e) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.5, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities or other laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3.    ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4.    ADMINISTRATION.

4.1.    Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board will establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(a)    construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

(b)    prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

(c)    select persons to receive Awards;

(d)    determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e)    determine the number of Shares or other consideration subject to Awards;

(f)    determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g)    determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

(h)    grant waivers of Plan or Award conditions;

(i)    determine the vesting, exercisability, and payment of Awards;

(j)    correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k)    determine whether an Award has been vested and/or earned;

(l)    determine the terms and conditions of any, and to institute any Exchange Program;

(m)    reduce, waive or modify any criteria with respect to Performance Factors;

(n)    adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(o)    adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(p)    exercise discretion with respect to Performance Awards;

(q)    make all other determinations necessary or advisable for the administration of this Plan; and

(r)    delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including Section 157(c) of the Delaware General Corporation Law.

4.2.    Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination will be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement will be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee will be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution will be final and binding on the Company and the Participant.

4.3.    Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.4.    Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.5.    Non-U.S. Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Subsidiaries and Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications will be attached to this Plan as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.5 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5.    OPTIONS. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.1.    Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2.    Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3.    Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Stockholder”) will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4.    Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.5.    Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6.    Termination of Service. If the Participant’s Service terminates for any reason except for Cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates no later than three (3) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise of an ISO beyond three (3) months after the date Participant’s employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.

(a)    Death. If the Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(b)    Disability. If the Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date the Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NSO), but in any event no later than the expiration date of the Options.

(c)    Cause. Unless otherwise determined by the Committee, if the Participant’s Service terminates for Cause, then Participant’s Options (whether or not vested) will expire on the date of termination of Participant’s Service if the Committee has reasonably determined in good faith that such cessation of Services has resulted in connection with an act or failure to act constituting Cause (or such Participant’s Services could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service), or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in an employment agreement, Award Agreement, or other applicable agreement, Cause will have the meaning set forth in the Plan.

5.7.    Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.7, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.8.    Modification, Extension or Renewal. The Committee may modify, extend, or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed, or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants, provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.9.    No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code, other than upon a Corporate Transaction.

6.    RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs will be made pursuant to an Award Agreement.

6.1.    Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant’s termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria. The Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring changes, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

6.2.    Form and Timing of Settlement. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

6.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

7.    RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell or grant to an eligible Employee, Consultant, or Director Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

7.1.    Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer to purchase such Restricted Stock Award will terminate, unless the Committee determines otherwise.

7.2.    Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

7.3.    Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee will: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

7.4.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

8.    STOCK BONUS AWARDS. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

8.1.    Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee will: (a) determine the restrictions to which the Stock Bonus Award is subject, including the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors, if any, to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

8.2.    Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

8.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).

9.    STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.

9.1.    Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be exercised and settled, (c) the consideration to be distributed on exercise and settlement of the SAR, and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

9.2.    Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement will set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

9.3.    Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.4.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).

10.    PERFORMANCE AWARDS.

10.1.    Types of Performance Awards. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards will be made pursuant to an Award Agreement that cites Section 10 of the Plan. The Committee may adjust the performance goals to account for changes in law and accounting and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships, including without limitation (i) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring changes, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (iii) a change in accounting standards required by generally accepted accounting principles.

(a)    Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Each Performance Share will have an initial value equal to the Fair Market Value of as Share on the date of grant. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(b)    Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(c)    Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.2.    Terms of Performance Awards. The Committee will determine, and each Award Agreement will set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that will determine the time and extent to which each award of Performance Shares will be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; (ii) select from among the Performance Factors to be used; and (iii) determine the number of Shares deemed subject to the award of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee will determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.3.    Termination of Service. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).

11.    PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a)    by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(b)    by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company, subject to applicable law and Section 409A of the Code;

(c)    by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(d)    by any combination of the foregoing; or

(e)    by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.

12.    GRANTS TO NON-EMPLOYEE DIRECTORS.

12.1.    General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed Seven Hundred Fifty Thousand Dollars ($750,000) in value (as described below) in any calendar year; provided, however, that a Non-Employee Director may receive up to One Million Dollars ($1,000,000) in value in his or her initial year of service as a Non-Employee Director. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Company’s regular valuation methodology for determining the grant date fair value of Options for reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.

12.2.    Eligibility. Awards pursuant to this Section 12 will be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.3.    Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors will not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.4.    Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards will be issued under the Plan. An election under this Section 12.4 will be filed with the Company on the form prescribed by the Company.

13.    WITHHOLDING TAXES.

13.1.    Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan or a tax event occurs, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax liability legally due from the Participant (the tax-related items, the “Tax-Related Items”) prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items. Unless otherwise determined by the Committee and subject to applicable law, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.

13.2.    Stock Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally due from the Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14.    TRANSFERABILITY. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards will be exercisable: (a) during the Participant’s lifetime only by the Participant or the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14 and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (a) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (b) amend or remove any provisions of the Award relating to the Award holder’s continued service to the Company or its Parent or any Subsidiary, (c) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (d) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (e) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion.

15.    PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1.    Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights will be subject to the same vesting or performance conditions as the underlying Award. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement will be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.

15.2.    Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) a portion of any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.

16.    CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17.    ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant’s obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18.    REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Subject to Section 24, without prior stockholder approval the Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19.    SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20.    NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant’s employment or other relationship at any time.

21.    CORPORATE TRANSACTIONS.

21.1.    Assumption or Replacement of Awards by Successor. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:

(a)    The continuation of an outstanding Award by the Company (if the Company is the successor entity).

(b)    The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

(c)    The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

(d)    The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e)    The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion.

Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant’s continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the fair market value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f)    The cancellation of outstanding Awards in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then the Committee will notify each Participant in writing or electronically that such Participant’s Award will, if exercisable, be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.

21.2.    Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company’s award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.3.    Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22.    ADOPTION AND STOCKHOLDER APPROVAL. This Plan will be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23.    TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24.    AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25.    NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26.    INSIDER TRADING POLICY. Each Participant who receives an Award will comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27.    ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards, subject to applicable law, will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant’s employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28.    DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.1.    “Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

28.2.    “Award” means any award under the Plan, including any Option, Performance Award, Cash Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.3.    “Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which will be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.4.    “Award Transfer Program” means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

28.5.    “Board” means the Board of Directors of the Company.

28.6.    “Cause” means (i) an unauthorized use or disclosure by Participant of the Company’s confidential information or trade secrets, (ii) a material breach of any agreement between Participant and the Company, (iii) a material failure to comply with the Company’s written policies or rules that has caused or is reasonably likely to cause injury to the Company, its successor, or its affiliates, or any of their business, (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (v) willful misconduct that has caused or is reasonably likely to cause injury to the Company, its successor, or its affiliates, or any of their businesses, (vi) embezzlement, (vii) failure to cooperate with the Company in any investigation or formal proceeding if the Company has requested Participant’s reasonable cooperation, (viii) violation of any applicable federal, state or foreign statutes or laws that govern or regulate employment, pharmaceutical drugs or securities, including but not limited to the laws enforced by the federal Equal Employment Opportunity Commission, Department of Labor, Food and Drug Administration, Securities and Exchange Commission and Department of Justice or (ix) a continued failure to perform assigned duties after receiving written notification of such failure from the Company’s Chief Executive Officer or Board; provided that Participant must be provided with written notice of Participant’s termination for “Cause” and Participant must be provided with a thirty (30) day period following Participant’s receipt of such notice to cure the event(s) that trigger “Cause,” with the Company’s Chief Executive Officer or Board making the final determination whether Participant has cured any Cause. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. This definition does not in any way limit the

Company’s or any Parent’s or Subsidiary’s ability to terminate a Participant’s employment or services at any time. Notwithstanding the foregoing, the foregoing definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement, or other applicable agreement with any Participant, provided that such document explicitly supersedes the definition provided in this Section.

28.7.     “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.8.    “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.9.    “Common Stock” means the common stock of the Company.

28.10.    “Company” means First Light Acquisition Group, Inc., a Delaware corporation, which following the Effective Date will be known as Calidi Biotherapeutics, Inc. a Delaware corporation.

28.11.    “Consultant” means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.12.    “Corporate Transaction” means the occurrence of any of the following events: (a) any “Person” or Persons acting as a group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities, provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;, or (d) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subclause (d), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount will become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.13.    “Director” means a member of the Board.

28.14.    “Disability” means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.15.    “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock, or other property dividends in amounts equal equivalent to cash, stock, or other property dividends for each Share represented by an Award held by such Participant.

28.16.    “Effective Date” means the Closing Date as defined in the Merger Agreement, subject to approval of the Plan by the Company’s stockholders.

28.17.    “Employee” means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

28.18.    “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

28.19.    “Exchange Program” means a program pursuant to which (a) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof); or (b) the exercise price of an outstanding Award is increased or reduced.

28.20.    “Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.21.    “Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(a)    if such common stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination (if the date of determination falls on a day when the principal national securities exchange is not open, the date of determination will be on the next business day) on the principal national securities exchange on which the common stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)    if such common stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination (if the date of determination falls on a day when the principal trading market is not open, the date of determination will be on the next business day) as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)    if neither (a) nor (b) apply, by the Board or the Committee in good faith, and, as applicable, in accordance with Section 409A of the Code.

28.22.    “Insider” means an officer or Director of the Company or any other person whose transactions in the Company’s common stock are subject to Section 16 of the Exchange Act.

28.23    [RESERVED]

28.24.    “IRS” means the United States Internal Revenue Service.

28.25.    “Merger Agreement” means that certain Agreement and Plan of Merger by and among First Light Acquisition Group, Inc., FLAG Merger Sub, Inc., First Light Acquisition Group, LLC, Allan Camaisa and Calidi Biotherapeutics, Inc., dated as of January 9, 2023, as amended.

28.26.    “Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

28.27.    “Option” means an award of an option to purchase Shares pursuant to Section 5.

28.28.    “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.29.    “Participant” means a person who holds an Award under this Plan.

28.30.    “Performance Award” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.31.    “Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

(a)    profit before tax;

(b)    billings;

(c)    revenue;

(d)    net revenue;

(e)    earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

(f)    operating income;

(g)    operating margin;

(h)    operating profit;

(i)    controllable operating profit or net operating profit;

(j)    net profit;

(k)    gross margin;

(l)    operating expenses or operating expenses as a percentage of revenue;

(m)    net income;

(n)    earnings per share;

(o)    total stockholder return;

(p)    market share;

(q)    return on assets or net assets;

(r)    the Company’s stock price;

(s)    growth in stockholder value relative to a pre-determined index;

(t)    return on equity;

(u)    return on invested capital;

(v)    cash flow (including free cash flow or operating cash flows);

(w)    cash conversion cycle;

(x)    economic value added;

(y)    individual confidential business objectives;

(z)    contract awards or backlog;

(aa)    overhead or other expense reduction;

(bb)    credit rating;

(cc)    strategic plan development and implementation;

(dd)    succession plan development and implementation;

(ee)    improvement in workforce diversity;

(ff)    customer indicators and/or satisfaction;

(gg)    new product invention or innovation;

(hh)    attainment of research and development milestones;

(ii)    improvements in productivity;

(jj)    bookings;

(kk)    attainment of objective operating goals and employee metrics;

(ll)    sales;

(mm)    expenses;

(nn)    balance of cash, cash equivalents, and marketable securities;

(oo)    completion of an identified special project;

(pp)    completion of a joint venture or other corporate transaction;

(qq)    employee satisfaction and/or retention;

(rr)    research and development expenses;

(ss)    working capital targets and changes in working capital; and

(tt)    any other metric that is capable of measurement as determined by the Committee.

The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.32.    “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.

28.33.    “Performance Share” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.34.    “Performance Unit” means an Award as defined in Section 10 and granted under the Plan, the payment of which is contingent upon achieving certain performance goals established by the Committee.

28.35.    “Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee’s household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.36.    “Plan” means this Calidi Biotherapeutics, Inc. 2023 Equity Incentive Plan.

28.37.    “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.38.    “Redemption” has the meaning set forth in the Merger Agreement.

28.39.    “Restricted Stock Award” means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.40.    “Restricted Stock Unit” means an Award as defined in Section 9 and granted under the Plan.

28.41.    “SEC” means the United States Securities and Exchange Commission.

28.42.    “Securities Act” means the United States Securities Act of 1933, as amended.

28.43.    “Service” means service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of (a) sick leave, (b) military leave, or (c) any leave of absence approved by the Company; provided however, that such leave is for a period of not more than 90 days (x) unless reemployment upon the expiration if such leave is guaranteed by contract or statute, or (y) unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military or other protected leave, if required by applicable laws, vesting will continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she will be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide Service to the Company throughout the leave on the same terms as he or she was providing Service immediately prior to such leave. An employee shall have terminated employment as of the date he or she ceases to provide Service (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided, however, that a change in status between an Employee, Consultant, Director or Non-Employee Director shall not terminate the Participant’s Service, unless determined by the Committee, in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.44.    “Shares” means shares of the Common Stock and the common stock of any successor entity of the Company.

28.45.    “Stock Appreciation Right” means an Award defined in Section 8 and granted under the Plan.

28.46.    “Stock Bonus” means an Award defined in Section 7 and granted under the Plan.

28.47.    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.48.    “Treasury Regulations” means regulations promulgated by the United States Treasury Department.

28.49.    “Unvested Shares” means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

Annex H

CALIDI BIOTHERAPEUTICS INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

1.	GENERAL; PURPOSE.

(a)     The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b)     The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends that (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

(c)     The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.	ADMINISTRATION.

(a)     The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b)     The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)     To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)     To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)     To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)     To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v)     To suspend or terminate the Plan at any time as provided in Section 12.

(vi)     To amend the Plan at any time as provided in Section 12.

(vii)     Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii)     To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.

(c)     The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)     All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a)     Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will be             , which amount does not exceed two percent (2.0%) of the shares of Common Stock issued and outstanding immediately after the Effective Date (after giving effect to the Redemption) or such lesser amount as determined by the Board at such time. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b)     If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)     The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a)     The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)     If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)     The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a)     Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b)     The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)     the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)     the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)     the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)     No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)    As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)     Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f)     Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a)     On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)     The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)     In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)     The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by Board prior to the commencement of an Offering and will not be less than the lesser of:

(i)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a)     An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified for the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b)     During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)     Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d)     Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e)     During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f)     Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.	EXERCISE OF PURCHASE RIGHTS.

(a)     On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)     Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c)     No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.	DESIGNATION OF BENEFICIARY.

(a)     The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b)     If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a)     In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b)     In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a)     The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, shareholder approval will be required for any amendment of the Plan for which shareholder approval is required by Applicable Law.

(b)     The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.	TAX QUALIFICATION; TAX WITHHOLDING.

(a)     Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b)     Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c)     The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.	MISCELLANEOUS PROVISIONS.

(a)     Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)     A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)     The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d)     The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e)     If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)     If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)     “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)     “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c)     “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market, the New York Stock Exchange, NYSE American, or the Financial Industry Regulatory Authority).

(d)     “Board” means the board of directors of the Company.

(e)     “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f)     “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)     “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)     “Common Stock” means the Company’s Common Stock, par value $0.0001.

(i)     “Company” means First Light Acquisition Group, Inc., a Delaware corporation, which following the Effective Date will be known as Calidi Biotherapeutics, Inc. a Delaware corporation.

(k)     “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423 of the Code.

(l)     “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)     a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)     a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)     a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)     a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m)     “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.

(n)     “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(o)     “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.

(p)     “Director” means a member of the Board.

(q)     “Effective Date” means the effective date of this Plan, which is the date of the Closing Date as defined in the Merger Agreement, provided that this Plan is approved by the FLAG’s shareholders prior to such date.

(r)     “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s)     “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t)     “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u)     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v)     “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)     If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)     In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(w)     “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the The NASDAQ Stock Market, the NYSE American and the Financial Industry Regulatory Authority).

(x)     “Merger Agreement” means that certain Agreement and Plan of Merger by and among First Light Acquisition Group, Inc., FLAG Merger Sub, Inc., First Light Acquisition Group, LLC, Allan Camaisa and Calidi Biotherapeutics, Inc., dated as of January 9, 2023, as amended.

(y)    “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(z)     “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa)     “Offering Date” means a date selected by the Board for an Offering to commence.

(bb)     “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(cc)     “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(dd)     “Plan” means this FLAG 2023 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component, which following the Effective Date shall be known as the Calidi Biotherapeutics 2023 Employee Stock Purchase Plan.

(ee)    “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ff)     “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(gg)     “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(hh)    “Redemption” has the meaning set forth in the Merger Agreement.

(ii)    “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj)     “Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk)     “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(ll)     “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, The Nasdaq Stock Market and the NYSE American or any successors thereto, is open for trading.

Annex I

January 6, 2023

STRICTLY CONFIDENTIAL

The Board of Directors

First Light Acquisition Group, Inc.

To the Board of Directors:

We understand that First Light Acquisition Group, Inc. (“FLAG”, the “Purchaser”, the “Company”) intends to enter into an agreement and plan of merger (the “Agreement”) by and among (i) the Company, (ii) FLAG Merger Sub, Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), (iii) First Light Acquisition Group, LLC (the “Purchaser Representative”), (iv) Allan Camaisa (the “Seller Representative”) and (v) Calidi Biotherapeutics, Inc. (the “Target”), pursuant to which, as currently contemplated, the Parties intend to effect the merger of Merger Sub with and into the Target, with the Target continuing as the surviving entity (the “Merger” or the “Transaction”). The Parties agree as follows: (1) at the Effective Time and subject to and upon the terms and conditions of the Agreement, Merger Sub and the Target shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Target, following which the separate corporate existence of Merger Sub shall cease and the Target shall continue as the surviving corporation; (2) the Target shall take all actions necessary or appropriate so that, immediately prior to the Closing, all of the Target Convertible Securities, other than Target Options, shall be converted into shares of Target Common Stock; (3) as consideration for the Merger, the Target Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to the Merger Consideration, with each Target Stockholder receiving for each share of Target Common Stock held (a) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) 10 (the “Conversion Ratio”) and (b) the contingent right to receive the Escalation Shares in accordance with Section 1.18 of the Agreement (in no event shall the Target Stockholders be entitled to receive more than an aggregate of 18,000,000 Escalation Shares); and (4) Merger Consideration means (i) $250,000,000, (ii) plus or minus the Net Debt Adjustment set forth in Section 1.13, and subject to Section 1.17, and (iii) plus the Pre-Closing Milestone Adjustment Amount, if any.

The board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the consideration to be paid by the Company in the Transaction is fair to the Company’s public stockholders from a financial point of view.

In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC

150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

This Opinion is addressed to, and is intended for the use, information and benefit of the Board (solely in its capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Target or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Target, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Target, the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

•	a draft of the Agreement provided to us by the Company, dated January 4, 2023;

•

certain information relating to the historical, current and future operations, financial condition and prospects of the Target, made available to us by the Company, including audited financial statements for the calendar years 2020 and 2021, and draft unaudited financial statements for the nine months ending September 30, 2022;

•

discussions with certain members of the management of the Company and Target and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of the Target, the Transaction and related matters;

•

a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Target provided to, or discussed with, us by or on behalf of the Company;

•	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

•	the publicly available financial terms of certain transactions that we deemed to be relevant; and

•	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company and Target that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company and Target. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the version of the Agreement provided to us as identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company or the Target nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the draft of the Agreement provided to us as identified above. Furthermore, the

Company represented to Benchmark that the Transaction was negotiated by the parties on an arm’s length basis.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair to the Company’s public stockholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:
Name:	John J. Borer III
Title:	Senior Managing Director & Co-Head of Investment Banking

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Second Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its Second Amended and Restated Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Second Amended and Restated Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Registrant has entered into indemnification agreements with each of its directors and executive officers to provide contractual indemnification in addition to the indemnification provided in our Current Charter. Each indemnification agreement provides for indemnification and advancements by the Registrant of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Registrant or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law. We believe that these provisions and agreements are necessary to attract qualified directors.

The Registrant also maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Second Amended and Restated Certificate of Incorporation and Bylaws or otherwise as a matter of law.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the accompanying Exhibit Index for the list of Exhibits beginning on page II-4 of this registration statement, which list of Exhibits is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” Exhibit 107 in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchasers, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form.

(2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and among FLAG, Calidi, Merger Sub, the Purchaser Representative, the Seller Representative (included as Annex A to the proxy statement/prospectus).

3.1	Certificate of Incorporation of First Light Acquisition Group, Inc. (incorporated by reference to Exhibit 3.1 to FLAG’s Current Report on Form 8-K filed with the SEC on September 15, 2021).

3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of First Light Acquisition Group, Inc. (incorporated by reference to Exhibit 3.1 to FLAG’s Current Report on Form 8-K filed with the SEC on September 16, 2022).

3.3	Bylaws of First Light Acquisition Group, Inc. (incorporated by reference to Exhibit 3.3 to FLAG’s Registration Statement on Form S-1 filed with the SEC on August 24, 2021).

3.4	Form of Second Amended And Restated Certificate of Incorporation of New Calidi (included as Annex B to the proxy statement/prospectus).

3.5	Form of Amended and Restated Bylaws of New Calidi (included as Annex C to the proxy statement/prospectus).

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to FLAG’s Registration Statement on Form S-1 filed with the SEC on August 24, 2021).

4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to FLAG’s Registration Statement on Form S-1 filed with the SEC on August 24, 2021).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to FLAG’s Registration Statement on Form S-1 filed with the SEC on August 24, 2021).

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant, dated September 9, 2021 (incorporated by reference to Exhibit 4.4 to FLAG’s Registration Statement on Form S-1 filed with the SEC on August 24, 2021).

5.1	Opinion of Weil, Gotshal & Manges LLP**

8.1	Opinion of Lewis Brisbois Bisgaard & Smith LLP**

10.1	Sponsor Agreement (included as Annex D to the proxy statement/prospectus).

10.2	Voting and Lock-Up Agreement (included as Annex E to the proxy statement/prospectus).

10.3	Form of Registration Rights Agreement (included as Annex F to the proxy statement/prospectus).

10.4	Form of Calidi Biotherapeutics, Inc. Equity Incentive Plan (included as Annex G to the proxy statement/prospectus).

10.5	Form of Calidi Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan (included as Annex H to the proxy statement/prospectus).

10.6	License Agreement, dated June 7, 2021, by and among Calidi Biotherapeutics, Inc. and Northwestern University.**†

10.7	License Agreement, dated July 22, 2021, by and among Calidi Biotherapeutics, Inc. and University of Chicago.**†

10.8	Collaboration Agreement, dated April 9, 2020, by and among Calidi Biotherapeutics, Inc. and Personalized Stem Cells, Inc.**

10.9	Employment Agreement, dated February 1, 2022, by and among Calidi Biotherapeutics, Inc. and Allan Camaisa.**

Exhibit No.	Description

10.10	Employment Agreement, dated February 1, 2022, by and among Calidi Biotherapeutics, Inc. and George K. Ng.**

10.11	Employment Agreement, dated February 1, 2022, by and among Calidi Biotherapeutics, Inc. and Wendy Pizarro.**

10.12	License Agreement, dated October 14, 2021, by and among Calidi Biotherapeutics, Inc. and Northwestern University†

10.13	Securities Purchase Agreement, dated June 16, 2023, by and among Calidi Biotherapeutics, Inc., Jackson Investment Group, LLC and Calidi Cure, LLC.

10.14	Share Transfer Agreement, dated June 16, 2023, by and among First Light Acquisition Group, Inc., Jackson Investment Group, LLC and Metric Finance Holdings I, LLC.

10.15	Share Transfer Agreement, dated June 16, 2023, by and among First Light Acquisition Group, Inc., Calidi Cure, LLC and Metric Finance Holdings I, LLC.

10.16	Series B Preferred Stock Investors’ Rights Agreement, dated June 16, 2023, by and among Calidi Biotherapeutics, Inc. and the Investors party thereto.

10.17	Voting and Lock-Up Agreement, dated June 16, 2023, by and among Calidi Biotherapeutics, Inc., First Light Acquisition Group, Inc. and Jackson Investment Group, LLC (included as Annex E-2 to the proxy statement/prospectus).

16.1	Letter from Mayer Hoffman McCann P.C. to the Securities and Exchange Commission.**

23.1	Consent of BDO USA, P.A., independent registered public accounting firm of FLAG.

23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm of Calidi.

23.3	Consent of The Benchmark Company, LLC.

23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).**

23.5	Consent of Marcum LLP, independent registered public accounting firm of Calidi.

24.1	Power of Attorney (included on the signature page of this registration statement).**

99.1	Director Consent of Allan Camaisa**

99.2	Director Consent of George Ng**

99.3	Director Consent of Heehyoung Lee**

99.4	Director Consent of Scott Leftwich**

99.5	Director Consent of James Schoeneck**

99.6	Director Consent of Alfonso Zulueta**

99.7	Director Consent of Thomas Vecchiolla**

99.8	Form of Proxy Card**

101.INS	Inline XBRL Instance Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107	Calculation of Filing Fee Table**

**	Previously filed.
*	To be filed by amendment.
†

Pursuant to item 601(b)(10)(iv) of Regulation S-K, certain information has been excluded because it is both not material and the type of information that the registration treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 24, 2023.

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas Vecchiolla
Name:	Thomas Vecchiolla
Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Position	Date

/s/ Thomas Vecchiolla Thomas Vecchiolla		Chief Executive Officer (Principal Executive Officer)	July 24, 2023

* Michael J. Alber		Chief Financial Officer (Principal Financial and Accounting Officer)	July 24, 2023

* Michael C. Ruettgers		Director	July 24, 2023

* William J. Fallon		Director	July 24, 2023

* Jeanne C. Tisinger		Director	July 24, 2023

*By: Name:	/s/ Thomas Vecchiolla Thomas Vecchiolla
Title:	Attorney-in-fact